As filed with the Securities and Exchange Commission on September 29, 2014

Registration No. 333-198464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRANSCEPT PHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	33-0960223
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

(510) 215-3500

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Glenn A. Oclassen

Chairman and Chief Executive Officer

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

(510) 215-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Michael F. Bigham Chairman and Chief Executive Officer Paratek Pharmaceuticals, Inc. 75 Kneeland Street Boston, MA 02111 (617) 275-0040	Steven R. London, Esq. Pepper Hamilton LLP 19th Floor, High Street Tower 125 High Street Boston, MA 02110 (617) 204-5100	Mehdi Khodadad, Esq. John T. McKenna, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Transcept may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 29, 2014

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Transcept Pharmaceuticals, Inc. and Paratek Pharmaceuticals, Inc.:

Transcept Pharmaceuticals, Inc. (“Transcept”) and Paratek Pharmaceuticals, Inc. (“Paratek”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Transcept will merge with and into Paratek, with Paratek surviving as a wholly owned subsidiary of Transcept (the “merger”). Paratek and Transcept believe that the merger will result in a pharmaceutical company focused on the development and commercialization of proprietary, therapeutic products in the fields of infectious disease and dermatology, consisting of an antibacterial product for acute bacterial skin and skin structure infections and a product for the treatment of acne and rosacea.

Immediately prior to the effective time of the merger, each share of Paratek preferred stock will be converted into shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect. At the effective time of the merger, each share of Paratek common stock will be converted into the right to receive 0.81 shares of Transcept common stock, subject to adjustment to account for the effect of a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding, to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. Transcept will assume outstanding and unexercised warrants to purchase Paratek preferred stock and options to purchase Paratek common stock, and they will be converted into warrants and options, as applicable, to purchase Transcept common stock. Transcept stockholders will continue to own and hold their existing shares of Transcept common stock. Transcept will exchange Transcept options into shares of Transcept common stock as determined in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, before the closing of the merger but after a determination of the net cash of Transcept has been made, Transcept plans to declare a dividend, pro rata to its stockholders of record at that time, consisting of an amount of the excess, if any, of net cash over $14,491,250 and the right to receive certain contingent amounts in the future (the “Pre-Closing Dividend”). Immediately after the merger, Paratek stockholders, warrantholders and optionholders will own approximately 89.6% of the fully-diluted common stock of Transcept, with Transcept stockholders and optionholders, whose shares of Transcept stock (including shares received upon the cancellation of existing options) will remain outstanding after the merger, holding approximately 10.4% of the fully-diluted common stock of Transcept.

Shares of Transcept common stock are currently listed on The NASDAQ Global Market under the symbol “TSPT”. Prior to consummation of the merger, Transcept intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ “reverse merger” rules. After completion of the merger, Transcept will be renamed “Paratek Pharmaceuticals, Inc.” and expects to trade on The NASDAQ Global Market under the symbol “PRTK”. On                     , 2014, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Transcept common stock was $             per share.

Transcept is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Transcept special meeting, which will be held at                             , local time, on                     at                     , unless postponed or adjourned to a later date, Transcept will ask its stockholders to, among other things, adopt the Merger Agreement thereby approving the merger and the issuance of Transcept common stock, and approve amendments to the Transcept amended and restated certificate of incorporation effecting a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding, which is referred to herein as the 12:1 reverse stock split, and an amendment to the amended and restated certificate of incorporation changing the Transcept corporate name to “Paratek Pharmaceuticals, Inc.”, each as described in the accompanying proxy statement/prospectus/information statement.

As described in the accompanying proxy statement/prospectus/information statement, certain Paratek stockholders who in the aggregate own approximately 61% of the outstanding shares of Paratek common stock on an as converted to common stock basis, and certain Transcept stockholders who in the aggregate own approximately 43% of the outstanding shares of Transcept common stock, are parties to support agreements with Transcept and Paratek, respectively, whereby such stockholders agreed to vote in favor of the adoption of the Merger Agreement and the approval of the merger, and the merger and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, the Paratek stockholders who are party to the support agreements will each execute an action by written consent of the Paratek stockholders, referred to herein as the written consent, adopting the Merger Agreement, thereby approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Paratek capital stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Paratek stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Nevertheless, all Paratek stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Paratek a written consent.

After careful consideration, the Transcept and Paratek boards of directors have approved the Merger Agreement and the respective proposals referred to above, and each of the Transcept and Paratek boards of directors has determined that it is advisable to enter into the merger. The board of directors of Transcept recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and the board of directors of Paratek recommends that its stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and related transactions to Paratek.

More information about Transcept, Paratek and the proposed transaction is contained in this proxy statement/prospectus/information statement. Transcept and Paratek urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 28.

Transcept and Paratek are excited about the opportunities the merger brings to both Transcept and Paratek stockholders, and thank you for your consideration and continued support.

Glenn A. Oclassen	Michael F. Bigham
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Transcept Pharmaceuticals, Inc.	Paratek Pharmaceuticals, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated                     , 2014, and is first being mailed to Transcept and Paratek stockholders on or about                    , 2014.

TRANSCEPT PHARMACEUTICALS, INC.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

(510) 215-3500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON

Dear Stockholders of Transcept:

On behalf of the board of directors of Transcept Pharmaceuticals, Inc., a Delaware corporation (“Transcept”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Transcept and Paratek Pharmaceuticals, Inc., a Delaware corporation (“Paratek”), pursuant to which Tigris Merger Sub, Inc., a wholly owned subsidiary of Transcept, will merge with and into Paratek, with Paratek surviving as a wholly owned subsidiary of Transcept. The special meeting of stockholders of Transcept will be held on                     at                     , local time, at                     , for the following purposes:

1. To consider and vote upon a proposal to approve the merger and the issuance of Transcept common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014, by and among Transcept, Tigris Merger Sub, Inc., Tigris Acquisition Sub, LLC and Paratek, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement.

2. To approve the amended and restated certificate of incorporation of Transcept to effect a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding, in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement.

3. To approve the amendment to the amended and restated certificate of incorporation of Transcept to change the name “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” in the form attached as Annex E to the accompanying proxy statement/prospectus/information statement.

4. To consider and vote upon an adjournment of the Transcept special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Transcept Proposal Nos. 1, 2 and 3.

5. To transact such other business as may properly come before the stockholders at the Transcept special meeting or any adjournment or postponement thereof.

The board of directors of Transcept has fixed             as the record date for the determination of stockholders entitled to notice of, and to vote at, the Transcept special meeting and any adjournment or postponement thereof. Only holders of record of shares of Transcept common stock at the close of business on the record date are entitled to notice of, and to vote at, the Transcept special meeting. At the close of business on the record date, Transcept had             shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting is required for approval of Transcept Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting is required for approval of Transcept Proposal Nos. 2 and 3. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Even if you plan to attend the Transcept special meeting in person, Transcept requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Transcept special meeting if you are unable to attend.

By Order of the Transcept Board of Directors,

Glenn A. Oclassen

Chairman and Chief Executive Officer

Point Richmond, California

                    , 2014

THE TRANSCEPT BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, TRANSCEPT AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE TRANSCEPT BOARD OF DIRECTORS RECOMMENDS THAT TRANSCEPT STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Transcept that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804 or by calling (510) 215-3500.

To ensure timely delivery of these documents, any request should be made no later than             , 2014 to receive them before the special meeting.

For additional details about where you can find information about Transcept, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed 12:1 reverse stock split described in Transcept Proposal No. 2, beginning on page 160 in this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:	Transcept Pharmaceuticals, Inc. (“Transcept”) and Paratek Pharmaceuticals, Inc. (“Paratek”) have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Transcept and Paratek. Under the Merger Agreement, Tigris Merger Sub, Inc., a wholly owned subsidiary of Transcept (the “Merger Sub”) will merge with and into Paratek, with Paratek surviving as a wholly owned subsidiary of Transcept. This transaction is referred to as “the merger” or “the Merger”.

The Merger Agreement provides that immediately following the merger, Paratek will merge with and into Tigris Acquisition Sub, LLC, a limited liability company wholly owned by Transcept (“Acquisition Sub”), with Acquisition Sub surviving as a wholly owned subsidiary of Transcept. This transaction is referred to as “the second merger”, and together with the merger, “the mergers”. The merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

At the effective time of the merger, each share of Paratek common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in “The Merger—Appraisal Rights and Dissenters’ Rights” below) will be converted into the right to receive 0.81 shares of Transcept common stock, subject to adjustment to account for a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding, to be implemented prior to the consummation of the merger. As a result of the merger, holders of Paratek stock, options and warrants are expected to own in the aggregate approximately 89.6% of Transcept and the Transcept stockholders and optionholders are expected to own in the aggregate approximately 10.4% of Transcept. After the completion of the merger, Transcept will change its corporate name to “Paratek Pharmaceuticals, Inc.” as required by the Merger Agreement.

Q:	What will happen to Transcept if, for any reason, the merger does not close?

A:	If, for any reason, the merger does not close, the Transcept board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Transcept or continue to operate the business of Transcept. If Transcept decides to dissolve and liquidate its assets, Transcept would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Transcept and setting aside funds for reserves.

If Transcept were to continue its business, it would need to identify, acquire and develop other products or product candidates as it has no current plans to, and does not believe it is in the best interest of Transcept to, pursue development of its current product candidates. In addition, as of June 30, 2014, the Transcept workforce was comprised of eight employees, all of whom are involved in financial and administrative roles. Transcept no longer has employees engaged in development and commercialization activities. If

Transcept decides to reestablish its business, Transcept will need to rebuild its senior management team and to hire managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and commercialization areas.

Q:	Why are the two companies proposing to merge?

A:	Paratek and Transcept believe that the merger will result in a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutic products in the fields of infectious disease and dermatology, consisting of an antibacterial product for acute bacterial skin and skin structure infections and a product for the treatment of acne and rosacea. Paratek’s two lead antibacterial product candidates, omadacycline and sarecycline, are each ready to advance into Phase 3, the final stage of clinical development. Paratek’s lead antibiotic product candidate, omadacycline, is a new broad-spectrum antibiotic being developed for potential use as a first-line monotherapy for serious community-acquired bacterial infections. Paratek believes that omadacycline has the potential to become the primary antibiotic choice of physicians for use as a first-line monotherapy for acute bacterial skin and skin structure infections (“ABSSSI”), community-acquired bacterial pneumonia (“CABP”), complicated urinary tract infections (“cUTI”) and other serious community-acquired bacterial infections. Paratek’s other advanced clinical development product candidate, WC3035, also known as sarecycline, is a novel, tetracycline-derived compound designed for use in the treatment of acne and rosacea. Paratek has licensed rights to WC3035 for the treatment of acne and rosacea in the United States to Actavis, while retaining rights in the rest of the world. For a discussion of Transcept and Paratek reasons for the merger, please see the section entitled “The Merger—Transcept Reasons for the Merger” and “The Merger—Paratek Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:	You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Transcept or Paratek as of the applicable record date, and you are entitled, as applicable, to vote at the Transcept stockholder meeting to approve among other things the merger and the issuance of shares of Transcept common stock pursuant to the Merger Agreement, or sign and return the Paratek written consent to adopt the Merger Agreement and approve the merger. This document serves as:

•	a proxy statement of Transcept used to solicit proxies for its stockholder meeting;

•	a prospectus of Transcept used to offer shares of Transcept common stock in exchange for shares of Paratek common stock in the merger and issuable upon exercise of Paratek warrants and options, as applicable; and

•	an information statement of Paratek used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.

Q:	What is required to consummate the merger?

A:	To consummate the merger, Transcept stockholders must approve the issuance of Transcept common stock pursuant to the Merger Agreement, the amended and restated certificate of incorporation of Transcept effecting the 12:1 reverse stock split, and an amendment to the amended and restated certificate of incorporation to change Transcept’s name to “Paratek Pharmaceuticals, Inc.”; and Paratek stockholders must approve the merger.

The approval of the merger and the issuance of Transcept common stock pursuant to the Merger Agreement by the stockholders of Transcept requires the affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting for the issuance of shares of Transcept common stock in the merger. The approval of the 12:1 reverse stock split and the change of Transcept’s name requires the affirmative vote of the holders of a majority of shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting. The approval of the 12:1 reverse stock split is required in order to authorize Transcept’s issuance of the shares of its common stock pursuant to the Merger Agreement and avoid a delisting of Transcept common stock from The NASDAQ Global Market. Therefore, if the requisite stockholders of Transcept approve the merger and the issuance of Transcept common stock pursuant to the Merger Agreement but do not approve the 12:1 reverse stock split, the merger will not be consummated.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the stockholders of Paratek requires the affirmative votes of the holders of a majority of the outstanding Paratek common stock and preferred stock, voting together as one class. In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Certain Paratek stockholders who in the aggregate own approximately 61% of the outstanding shares of Paratek common stock on an as converted to common stock basis, and certain Transcept stockholders who in the aggregate own approximately 43% of the outstanding shares of Transcept common stock, are parties to support agreements with Transcept and Paratek, respectively, whereby such stockholders agreed to vote in favor of the adoption of the Merger Agreement and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Paratek stockholders who are party to the support agreements will each execute written consents approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Paratek capital stock required to adopt the Merger Agreement, thereby approving the merger, have agreed to adopt the Merger Agreement via written consent. Stockholders of Paratek, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What will Paratek stockholders, warrantholders and optionholders receive in the merger?

A:	As a result of the merger, Paratek stockholders, warrantholders and optionholders will become entitled to receive shares of Transcept common stock equal to approximately 89.6% of the outstanding common stock of Transcept. Following the closing of the merger, Paratek warrantholders and optionholders will have their Paratek warrants and options converted into warrants and options to purchase Transcept common stock, as applicable, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Transcept common stock and Paratek common stock determined in accordance with the Merger Agreement.

For a more complete description of what Paratek stockholders, warrantholders and optionholders will receive in the merger, please see the sections entitled “Market Price and Dividend Information” and “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Transcept following the merger?

A:	Following the merger, the board of directors of Transcept will be as follows:

Name	Current Principal Affiliation
Michael F. Bigham	Chairman and Chief Executive Officer, Paratek; Partner, Abingworth LLP
Evan Loh, M.D.	President and Chief Medical Officer, Paratek
Robert Radie	President and Chief Executive Officer, Egalet Corporation
Thomas J. Dietz	Chief Executive Officer of Waypoint Holdings, LLC
Richard J. Lim	General Partner, Omega Funds
Jeffrey Stein, Ph.D.	President and Chief Executive Officer, Cidara Therapeutics, Inc.

Following the merger, it is anticipated that there will be one vacancy on the board of directors of Transcept, which vacancy will be filled, pursuant to the Merger Agreement, by a Paratek designated director.

Q:	Who will be the executive officers of Transcept immediately following the merger?

A:	Immediately following the merger, the executive management team of Transcept is expected to be composed solely of the members of the Paratek executive management team prior to the merger as set forth below:

Name	Title
Michael F. Bigham	Chairman and Chief Executive Officer
Evan Loh, M.D.	President and Chief Medical Officer
Kathryn M. Boxmeyer	Interim Chief Financial Officer

Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek has commenced a search for her replacement. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Q:	What is the Pre-Closing Dividend?

A:	Pursuant to the Merger Agreement, before the closing of the merger but after a determination of the net cash of Transcept has been made, Transcept plans to declare a dividend, pro rata to its stockholders of record at that time. Such dividend will consist of an amount of the excess, if any, of net cash over $14,491,250 (such excess, the “Excess Cash”) and the right to receive certain contingent amounts, in the future, consisting of: (i) one hundred percent of any royalty income received by Transcept, prior to the second anniversary of the closing date, pursuant to the United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between Transcept and Purdue Pharmaceutical Products L.P. (the “Purdue License Agreement”), (ii) one hundred percent of any payments received by Transcept pursuant to the Termination Agreement and Release, dated September 19, 2014, by and between Transcept and Shin Nippon Biomedical Laboratories, Ltd. (the “SNBL Termination Agreement”), (iii) ninety percent of any cash proceeds from a sale or disposition of Intermezzo (less all fees and expenses incurred by Transcept in connection with such sale or disposition following the closing date); provided such sale or disposition occurs prior to the second anniversary of the closing date, and (iv) the amount, if any, of the $3.0 million Intermezzo expense reserve deposited at closing which is remaining following the second anniversary of the closing date.

For a more complete description of the Pre-Closing Dividend, please see the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights” in this proxy statement/prospectus/information statement.

Q:	What are the material U.S. federal income tax consequences of the merger to Paratek stockholders?

A:

Each of Transcept and Paratek intends the merger and the second merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the

“Code”), and it is a closing condition to the merger that Transcept and Paratek receive opinions of their respective counsel regarding such qualification. Neither Transcept nor Paratek may waive such closing conditions to the merger after the Transcept stockholders and the Paratek stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Paratek stockholders with appropriate disclosure. Assuming the mergers qualify as a reorganization under the Code, then, in general, the material tax consequences to U.S. Holders (as defined herein) of Paratek common stock will be as follows:

•	Each Paratek stockholder will not recognize gain or loss upon the exchange of Paratek common stock for Transcept common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Transcept common stock as described below; and

•	Each Paratek stockholder will recognize gain or loss to the extent any cash received in lieu of a fractional share of Transcept common stock exceeds or is less than the basis of such fractional share.

Tax matters are very complicated, and the tax consequences of the mergers to a particular Paratek stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the sections entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 120.

Q:	What are the material U.S. federal income tax consequences of the Pre-Closing Dividend to Transcept stockholders?

A:	For U.S. federal income tax purposes, Transcept intends to treat the sum of the Excess Cash and the fair market value of the Dividend Rights (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”) as a distribution to the recipients of the Pre-Closing Dividend on the date of the Pre-Closing Dividend is paid (the “Pre-Closing Dividend Date”). For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of Transcept stock, depending in part on the current earnings and profits of Transcept as calculated under U.S. federal income tax principles. The amount of Transcept’s current earnings and profits for U.S. federal income tax purposes will not be known prior to the closing of the merger. The tax consequences of future cash payments, if any, under the Dividend Rights are unclear, and such future cash payments could be treated as interest income, dividend income, other ordinary income, return of basis and/or capital gain and may be subject to withholding.

Tax matters are very complicated and the tax consequences of the Pre-Closing Dividend to a particular Transcept stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Risk Factors—Risks Related to the Pre-Closing Dividend” beginning on page 31 and “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock” beginning on page 123.

Q:	As a Transcept stockholder, how does the Transcept board of directors recommend that I vote?

A:	After careful consideration, the Transcept board of directors recommends that Transcept stockholders vote:

•	“FOR” Proposal No. 1 to approve the merger and the issuance of shares of common stock of Transcept in the merger;

•	“FOR” Proposal No. 2 to approve the amended and restated certificate of incorporation of Transcept to effect a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding;

•	“FOR” Proposal No. 3 to approve the amendment to the amended and restated certificate of incorporation of Transcept to change the name of “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.”;

•	“FOR” Proposal No. 4 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Q:	As a Paratek stockholder, how does the Paratek board of directors recommend that I vote?

A:	After careful consideration, the Paratek board of directors recommends that Paratek stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated thereby.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:	You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Transcept and Paratek, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the merger will occur sometime soon after the Transcept special meeting to be held on , but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Transcept and Paratek urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Transcept, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Transcept stockholders.

If you are a stockholder of Paratek, you may execute and return your written consent to Paratek in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a Transcept stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Transcept Proposals Nos. 1 and 4 and will have the same effect as voting against Transcept Proposal Nos. 2 and 3, and your shares will not be counted for purposes of determining whether a quorum is present at the Transcept special meeting.

Q:	May I vote in person at the special meeting of stockholders of Transcept?

A:

If your shares of Transcept common stock are registered directly in your name with the Transcept transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Transcept. If you are a Transcept stockholder of record, you may attend the special meeting of Transcept stockholders and vote your shares in person. Even if you plan to attend the Transcept special meeting in person, Transcept requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Transcept special meeting if you are unable to attend. If your shares of Transcept common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Transcept stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Transcept special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the special meeting of Transcept stockholders being held?

A:	The special meeting of Transcept stockholders will be held at , at , local time, on . Subject to space availability, all Transcept stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at , local time.

Q:	If my Transcept shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Transcept common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Transcept Proposal Nos. 1, 2 or 3. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Transcept stockholders of record, other than those Transcept stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Transcept special meeting in one of three ways. First, a stockholder of record of Transcept can send a written notice to the Secretary of Transcept stating that it would like to revoke its proxy. Second, a stockholder of record of Transcept can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Transcept can attend the Transcept special meeting and vote in person. Attendance alone will not revoke a proxy. If a Transcept stockholder of record or a stockholder who owns Transcept shares in “street name” has instructed a broker to vote its shares of Transcept common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:	Transcept and Paratek will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card; provided, however, that Paratek will not be obligated to pay in excess of an aggregate amount of $125,000 for such printing and filing. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Transcept common stock for the forwarding of solicitation materials to the beneficial owners of Transcept common stock. Transcept will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?

A:	If you are a Transcept stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

Tel: (510) 215-3500

Attn: Leone Patterson, Chief Financial Officer

lpatterson@transcept.com

If you are a Paratek stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Paratek Pharmaceuticals, Inc.

75 Kneeland Street

Boston, Massachusetts 02111

Tel: (617) 275-0040

Fax: (617) 275-0039

Attn: Evan Loh, President and Chief Medical Officer

eloh@paratekpharm.com

Prospectus Summary

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Transcept special meeting and the Paratek stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Leerink Partners LLC attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

(510) 215-3500

Transcept Pharmaceuticals, Inc. (“Transcept”) is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience. Transcept has one commercial product, Intermezzo® (zolpidem tartrate) sublingual tablet C-IV for the treatment of insomnia related to middle-of-the-night awakenings, and has recently assigned its rights to its former lead product candidate, TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (“DHE”) as the active drug, to SNBL in exchange for a portion of certain future net revenue received by SNBL, up to an aggregate of $2.0 million, pursuant to the SNBL Termination Agreement.

Paratek Pharmaceuticals, Inc.

75 Kneeland Street

Boston, Massachusetts 02111

(617) 275-0040

Paratek Pharmaceuticals, Inc. (“Paratek”) is a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutics based upon tetracycline chemistry. Paratek has used its expertise in microbial biology and tetracycline chemistry to create chemically diverse and biologically distinct small molecules derived from the tetracycline class of molecules. Paratek’s two lead antibacterial product candidates, omadacycline and sarecycline, are each ready to advance into the final stage of clinical development, Phase 3.

Paratek’s lead antibiotic product candidate, omadacycline, is a new broad-spectrum antibiotic being developed for a potential use as a first-line monotherapy for serious community-acquired bacterial infections where antibiotic resistance is of concern for treating physicians. Paratek believes omadacycline has the potential to be used in the emergency room, hospital, and community care settings. Paratek has designed omadacycline to provide potential advantages over existing antibiotics, including activity against resistant bacteria, broad spectrum of coverage, intravenous (“IV”) and oral formulations with once-daily dosing, and a favorable safety and tolerability profile. Paratek believes that omadacycline has the potential to become the primary antibiotic choice of physicians for use as a first-line monotherapy for acute bacterial skin and skin structure infections (“ABSSSI”), community-acquired bacterial pneumonia (“CABP”), complicated urinary tract infections (“cUTI”) and other serious community-acquired bacterial infections.

Paratek’s other advanced clinical development product candidate, WC3035, also known as sarecycline, is a novel, tetracycline-derived compound designed for use in the treatment of acne and rosacea. Paratek believes that WC3035 possesses both favorable anti-inflammatory activity, plus narrow-spectrum antibacterial activity relative to other tetracycline-derived molecules, oral bioavailability, and favorable pharmacokinetic (“PK”) properties which Paratek believes make it particularly well-suited for the treatment of inflammatory acne and rosacea in the community care setting. Paratek has licensed rights to WC3035 for the treatment of acne and rosacea in the United States to Actavis, while retaining rights in the rest of the world. Please see “Risk Factors—Risks Related to Paratek’s Business—The success of Paratek’s business may be dependent on the actions of Paratek’s collaborative partners.”

Tigris Merger Sub, Inc.

Tigris Merger Sub, Inc. (the “Merger Sub”) is a wholly owned subsidiary of Transcept, and was formed solely for the purposes of carrying out the merger.

Tigris Acquisition Sub, LLC

Tigris Acquisition Sub, LLC (the “Acquisition Sub”) is a wholly owned subsidiary of Transcept, and was formed solely for the purposes of carrying out the second merger.

The Merger (see page 77)

If the merger is completed, Merger Sub will merge with and into Paratek, with Paratek surviving as a wholly owned subsidiary of Transcept and immediately following the merger Paratek will merge with and into Acquisition Sub in the second merger, with Acquisition Sub surviving as a wholly owned subsidiary of Transcept. This transaction is referred to as the second merger. The merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

Immediately after the merger, subject to adjustments to reflect certain events that could occur prior to closing of the merger, Paratek stockholders, optionholders and warrantholders will own approximately 89.6% of the fully-diluted common stock of Transcept, with Transcept stockholders and optionholders holding approximately 10.4% of the fully-diluted common stock of Transcept. Transcept will assume outstanding and unexercised warrants to purchase Paratek preferred stock and options to purchase Paratek common stock, and they will be converted into warrants and options, as applicable, to purchase Transcept common stock. These percentages assume that the exchange ratio is not adjusted, as described in “The Merger Agreement—Merger Consideration and Adjustment” below.

For a more complete description of the merger exchange ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the third business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Transcept and Paratek agree. Transcept and Paratek anticipate that the consummation of the merger will occur after the Transcept special meeting. However, because the merger is subject to a number of conditions, neither Transcept nor Paratek can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, assuming that Transcept receives the required stockholder approval of Transcept Proposal No. 3, Transcept will be renamed “Paratek Pharmaceuticals, Inc.”

Reasons for the Merger (see pages 88 and 91)

Following the merger, the combined organization will focus on the development and commercialization of innovative antibacterial therapeutics. The lead Paratek product candidate, omadacycline, is a new broad-spectrum antibiotic being developed for potential use as a first-line monotherapy for serious community-acquired bacterial infections where antibiotic resistance is of concern for treating physicians. Transcept and Paratek believe that the combined organization will have the following potential advantages:

•	Late-Stage Product Candidate. Paratek has completed Phase 2 clinical trials for its lead product candidate, omadacycline. Paratek has entered into two special protocol assessment agreements with the U.S. Food and Drug Administration, or FDA, and is prepared to begin Phase 3 development.

•	Regulatory Incentives. In response to the growing unmet medical need in the area of serious bacterial infections, in July 2012, the United States Congress passed, and President Obama signed, the Food and Drug Administration Safety and Innovation Act (“FDASIA”), which included the Generating Antibiotic Incentives Now Act (the “GAIN Act”). The GAIN Act is intended to provide incentives, including, for example, access to expedited FDA review for approval and five years of potential marketing exclusivity extension, for the development of new, qualified infectious disease products (“QIDP”) including antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying resistant pathogens identified by the FDA. Omadacycline has been granted QIDP status for both the IV and oral formulations in each of the initial three indications of interest, ABSSSI, CABP and cUTI.

•	Markets. According to The World Market for Anti-Infectives from Kalorama Information, a publicly available report on the antibacterials market, in 2011, approximately $23 billion was spent on antibiotic drugs worldwide, of which almost $9 billion was spent in the United States.

•	Management Team. It is expected that the combined organization will be led by experienced senior management from Paratek and a board of directors with representation from each of Transcept and Paratek.

Each of the board of directors of Transcept and Paratek also considered other reasons for the merger, as described herein. For example, the board of directors of Transcept considered, among other things:

•	the strategic alternatives of Transcept to the merger, including the discussions that Transcept management and the Transcept board of directors previously conducted with other potential merger partners;

•	the lack of substantial commercial success of Intermezzo and the unlikelihood that such circumstances would change for the benefit of the Transcept stockholders in the foreseeable future;

•	the risk associated with, and uncertain value and costs to stockholders of, liquidating Transcept;

•	the risks of continuing to operate Transcept on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations; and

•	the opportunity as a result of the merger for Transcept stockholders to participate in the value of the Paratek product candidate portfolio.

In addition, the board of directors of Paratek approved the merger based on a number of factors, including the following:

•	the potential increased access to sources of capital and a broader range of investors to support the clinical development of its late clinical stage products than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Paratek’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Paratek’s board;

•	the cash resources of the combined organization expected to be available at the closing of the merger; and

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Paratek stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Opinion of the Transcept Financial Advisor (see page 92)

Leerink Partners LLC (“Leerink”), the financial advisor of Transcept, delivered to the board of directors of Transcept a written opinion dated June 30, 2014, addressed to the board of directors of Transcept, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the exchange ratio provided for in the Merger Agreement was fair, from a financial point of view, to Transcept. The full text of this written opinion to the Transcept board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference in its entirety into this proxy statement. Holders of Transcept common stock are encouraged to read the opinion carefully in its entirety. The Leerink opinion was provided to the board of directors of Transcept in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how any stockholders of Transcept should vote or act in connection with the merger or otherwise.

Overview of the Merger Agreement

Merger Consideration and Adjustment (see page 118)

Immediately prior to the closing of the financing contemplated by the Subscription Agreement, dated as of June 30, 2014, by and among Paratek, certain current stockholders of Paratek and certain new investors in Paratek (the “Subscription Agreement” and, as amended, the “Subscription Agreement”), each share of Paratek preferred stock outstanding at such time will be converted into shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, the senior secured promissory notes of Paratek will be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement, dated as of June 30, 2014, by and among Paratek and holders of such senior secured promissory notes (the “Debt Conversion Agreement” and, as amended, the “Debt Conversion Agreement”). At the effective time of the merger:

•	each share of Paratek common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive a number of shares of Transcept common stock pursuant to an exchange ratio of 0.81, herein referred to as the exchange ratio, (which is subject to adjustment to account for the proposed 12:1 reverse stock split);

•	each option to purchase shares of Paratek common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Transcept and will become an option to purchase shares of Transcept common stock, with the number of shares and exercise price being adjusted by the exchange ratio (which is subject to adjustment to account for the proposed 12:1 reverse stock split); and

•	each warrant to purchase shares of Paratek preferred stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Transcept and will become a warrant to purchase shares of Transcept common stock, with the number of shares and exercise price being adjusted by the exchange ratio (which is subject to adjustment to account for the proposed 12:1 reverse stock split).

Immediately after the merger, based on the exchange ratio, Paratek stockholders, warrantholders and optionholders will own approximately 89.6% of the fully-diluted common stock of Transcept with Transcept stockholders and optionholders holding approximately 10.4% of the fully-diluted common stock of Transcept.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Transcept common stock that Paratek stockholders will be entitled to receive for changes in the market price of Transcept common stock. Accordingly, the market value of the shares of Transcept common stock issued pursuant to the merger will depend on the market value of the shares of Transcept common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Transcept Stock Options (see page 138)

Prior to the closing of the merger, the Transcept board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each option to purchase Transcept common stock that is outstanding and unexercised, immediately prior to the effective time of the merger, with an exercise price less than the volume weighted average closing trading price of a share of Transcept common stock on The NASDAQ Global Market for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective (the “Transcept Closing Price”), whether or not vested, will be cancelled and exchanged for a number of shares of Transcept common stock calculated by dividing (i) the product of (a) the total number of shares of Transcept common stock previously subject to such option and (b) the excess of the Transcept Closing Price over the exercise price of such option by (ii) the Transcept Closing Price. With respect to all other Transcept options, prior to the closing of the merger, the Transcept board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to cause the issuance to certain officers, employees and former employees of Transcept a number of shares of Transcept common stock calculated by dividing a fixed dollar amount for each such individual by the Transcept Closing Price. The aggregate fixed dollar amount for all such officers, employees and former employees is equal to approximately $0.6 million.

Treatment of Paratek Stock Options and Warrants (see page 138)

At the effective time of the merger, each option to purchase Paratek common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Paratek 2014 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase Transcept common stock. Transcept will assume the Paratek 2014 Equity Incentive Plan. All other options to purchase Paratek common stock shall be cancelled immediately prior to the effective time of the merger. All rights with respect to Paratek common stock under Paratek options assumed by Transcept will be converted into rights with respect to Transcept common stock. Accordingly, from and after the effective time of the merger, each Paratek stock option assumed by Transcept may be exercised for such number of shares of Transcept common stock as is determined by multiplying the number of shares of Paratek common stock subject to the option by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 12:1 reverse stock split prior to the closing of the merger) and rounding that result down to the nearest whole number of shares of Transcept common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 12:1 reverse stock split prior to the closing of the merger) and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Paratek option assumed by Transcept will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Paratek options will generally remain unchanged; provided, that any Paratek options assumed by Transcept may be subject to adjustment to reflect changes in Transcept capitalization after the effective time of the merger and that the Transcept board of directors will succeed to the authority of the Paratek board of directors with respect to each assumed Paratek option.

Paratek has issued warrants to purchase shares of its Series A Preferred Stock. Each outstanding warrant to purchase shares of Paratek Series A Preferred Stock not terminated or exercised at or prior to the effective time of the merger will be assumed by Transcept at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Transcept common stock. The number of shares of Transcept common stock subject to each assumed warrant will be determined by multiplying the number of shares of Paratek common stock, issuable upon conversion of the shares of Paratek preferred stock, issuable upon exercise of such warrant, that were subject to such warrant prior to the effective time of the merger by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 12:1 reverse stock split prior to the closing of the merger) and rounding that result down to the nearest whole number of shares of Transcept common stock. The per share exercise price for the Transcept common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Paratek Series A Preferred Stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 12:1 reverse stock split prior to the closing of the merger) and rounding that result up to the nearest whole cent.

Conditions to the Completion of the Merger (see page 139)

To consummate the merger, Transcept stockholders must approve the merger and the issuance of shares of Transcept common stock in the merger, the amended and restated certificate of incorporation of Transcept effecting the proposed 12:1 reverse stock split, and an amendment to the amended and restated certificate of incorporation effecting a change of the Transcept name to “Paratek Pharmaceuticals, Inc.” Additionally, the Paratek stockholders must adopt the Merger Agreement thereby approving the merger. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 144)

Each of Transcept and Paratek agreed that, subject to limited exceptions, Transcept and Paratek and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants, or other agents retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal,” as defined in the Merger Agreement, or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal or an inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	furnish any information with respect to it to any person in connection with or in response to an acquisition proposal or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an “acquisition transaction,” as defined in the Merger Agreement; or

•	grant any waiver or release under any confidentiality, standstill or similar agreement, other than to either Transcept or Paratek.

Termination of the Merger Agreement (see page 149)

Either Transcept or Paratek can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 150)

If the Merger Agreement is terminated under certain circumstances, Transcept or Paratek will be required to pay the other party a termination fee of $6.3 million and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $1.0 million.

Subscription Agreement (see page 153)

On June 30, 2014, prior to the execution of the Merger Agreement, Paratek entered into the Subscription Agreement with certain current stockholders of Paratek and certain new investors in Paratek pursuant to which Paratek agreed to sell, and the purchasers listed therein agreed to purchase, shares of Paratek common stock for an aggregate purchase price of approximately $93.0 million. The merger is conditioned upon the closing of the financing contemplated by the Subscription Agreement.

The consummation of the financing contemplated by the Subscription Agreement is subject to certain conditions, including the satisfaction or waiver of each of the conditions to the consummation of the merger set forth in the Merger Agreement and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing, the U.S. Securities and Exchange Commission, or SEC, having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remain pending, and the adoption of the Merger Agreement and the approval of the merger by Paratek’s stockholders.

Transcept has certain termination and amendment consent rights under the Subscription Agreement and is also an express third-party beneficiary of the Subscription Agreement, with the right to specifically enforce its terms, including the obligations of the parties to consummate the financing contemplated by the Subscription Agreement if the conditions to consummation have been satisfied.

Bridge Loan (see page 154)

In connection with the execution of the Merger Agreement, Transcept loaned Paratek $3.5 million in order to provide the financing required by Paratek to complete the merger. Additionally, Transcept agreed to loan Paratek up to $800,000 per month until December 31, 2014, if the closing of the merger does not occur prior to September 15, 2014 and the Merger Agreement has not been terminated. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan. Any additional loans will be on the same terms as the original loan.

The interest rate on the loan is 1% per annum. The aggregate amount of the outstanding principal and a three-month portion of accrued interest on the initial loan was taken into account in the determination of the exchange ratio. Any excess accrued interest on the initial loan and the aggregate amount of any outstanding principal and accrued interest on any additional loans will be included in the Pre-Closing Dividend.

Support Agreements (see page 155)

Certain Paratek stockholders are each party to a support agreement with Transcept pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Paratek capital stock in favor of the adoption of the Merger Agreement and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Paratek’s stockholders and against any “Acquisition Proposal,” as defined in the Merger Agreement. The parties to the support agreements with Transcept are: Aisling Capital II LP, Omega Fund III, L.P., HBM Healthcare Investments (Cayman) Ltd., K/S Danish BioVenture, Celia Gilbert and the executive officers of Paratek.

The stockholders of Paratek that are party to a support agreement with Transcept owned an aggregate of 903,535 shares of Paratek common stock and 22,892,349 shares of Paratek preferred stock, representing approximately 61% of the outstanding shares of Paratek capital stock on an as converted to common stock basis, in each case as of June 30, 2014. These stockholders include only executive officers and directors of Paratek, entities affiliated with those executive officers and directors, and entities and an individual owning more than 5% of Paratek’s outstanding stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, stockholders of Paratek holding a sufficient number of shares to adopt the Merger Agreement thereby approving the merger will execute written consents providing for such adoption and approval.

Certain Transcept stockholders are each party to a support agreement with Paratek pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Transcept common stock in favor of the issuance of Transcept common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of Transcept common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Transcept’s stockholders and against any “Acquisition Proposal,” as defined in the Merger Agreement.

The stockholders of Transcept that are party to a support agreement with Paratek owned an aggregate of 8,219,899 shares of Transcept common stock, representing approximately 43% of the outstanding Transcept common stock as of June 30, 2014. These stockholders include executive officers and directors of Transcept, entities affiliated with such persons and entities owning more than 5% of Transcept’s outstanding stock.

Lock-up Agreements (see page 156)

As a condition to the closing of the merger, certain Transcept securityholders and Paratek securityholders, including those who will become Paratek stockholders upon the closing of the financing contemplated by the Subscription Agreement, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Transcept common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the effective date of the merger until ninety days from the closing date of the merger.

As of June 30, 2014, the Transcept stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 43% of the outstanding Transcept common stock.

The Paratek stockholders, including those who will become Paratek stockholders upon the closing of the financing contemplated by the Subscription Agreement, who have executed lock-up agreements as of August 13, 2014 owned in the aggregate approximately 87% of the outstanding shares of Paratek stock on an as if converted into common stock basis.

Pre-Closing Dividend (see page 157)

Prior to the closing of the merger but following such time as a determination of the net cash of Transcept has been made, Transcept plans to declare a dividend, pro rata to its stockholders as of the record date for such dividend. Such dividend will consist of an amount of the excess, if any, of net cash over $14,491,250 and the right to receive certain contingent amounts, in the future, consisting of: (i) one hundred percent of any royalty income received by Transcept, prior to the second anniversary of the closing date, pursuant to the United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between Transcept and Purdue Pharmaceutical Products L.P. (the “Purdue License Agreement”), (ii) one hundred percent of any payments received by Transcept pursuant to the SNBL Termination Agreement, (iii) ninety percent of any cash proceeds from a sale or disposition of Intermezzo (less all fees and expenses incurred by Transcept in connection with such sale or disposition following the closing date); provided such sale or disposition occurs prior to the second anniversary of the closing date, and (iv) the amount, if any, of the $3.0 million Intermezzo expense reserve deposited at closing which is remaining following the second anniversary of the closing date.

Transcept estimates the excess net cash available for distribution to its shareholders receiving the Pre-Closing Dividend to be between $12.5 million and $13.4 million or $0.65 to $0.70 per share, assuming that the Pre-Closing Dividend were to occur on October 30, 2014 and based upon the number of outstanding shares of Transcept common stock as of September 26, 2014.

Management Following the Merger (see page 262)

Effective as of the closing of the merger, Transcept’s executive officers are expected to be:

Name	Title
Michael F. Bigham	Chairman and Chief Executive Officer
Evan Loh, M.D.	President and Chief Medical Officer
Kathryn M. Boxmeyer	Interim Chief Financial Officer

Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek has commenced a search for her replacement. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Interests of Certain Directors, Officers and Affiliates of Transcept and Paratek (see pages 98 and 114)

In considering the recommendation of the Transcept board of directors with respect to issuing shares of Transcept common stock pursuant to the Merger Agreement and the other matters to be acted upon by Transcept stockholders at the Transcept special meeting, Transcept stockholders should be aware that certain members of the Transcept board of directors and executive officers of Transcept have interests in the merger that may be different from, or in addition to, interests they have as Transcept stockholders. For example, Transcept has entered into certain employment and severance benefits agreements with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.2 million (collectively, not individually, and excluding the value of any accelerated vesting of stock awards) and the acceleration of stock awards held by those officers, including options to purchase shares of Transcept common stock, based on data available as of June 30, 2014 and assuming a covered termination of employment of each executive officer’s employment as of such date. In addition, the closing of the merger will result in the acceleration of vesting of a portion of the stock awards, including options to purchase approximately 83,222 shares of Transcept common stock held by the Transcept executive officers and directors (after giving effect to the proposed 12:1 reverse stock split), whether or not there is a covered termination of such officer’s employment. In addition, Thomas J. Dietz, a current director of Transcept, and Jeffrey Stein have been designated by Transcept to serve on the board of directors of Transcept following the consummation of the merger.

As of June 30, 2014, all directors and executive officers of Transcept beneficially owned approximately 13.2% of the shares of Transcept common stock. An additional 10.9% of the shares of Transcept common stock are beneficially owned by a venture capital firm in which one of the Transcept directors is a partner. The affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting is required for approval of Transcept Proposal No. 1. The affirmative vote of the holders of a majority of shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting is required for approval of Transcept Proposal Nos. 2 and 3. Certain Transcept officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

In considering the recommendation of the Paratek board of directors with respect to approving the merger and related transactions by written consent, Paratek stockholders should be aware that certain members of the board of directors and executive officers of Paratek have interests in the merger that may be different from, or in addition to, interests they have as Paratek stockholders. For example, certain of Paratek’s officers received a grant of shares of Paratek common stock prior to the execution of the Merger Agreement, certain of Paratek’s directors and executive officers have options, subject to vesting, to purchase shares of Paratek common stock which shall be converted into and become options to purchase shares of Transcept common stock, certain of Paratek’s directors and executive officers are expected to become directors and executive officers of Transcept upon the closing of the merger and all of Paratek’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

As of June 30, 2014, all directors and executive officers of Paratek, together with their affiliates, owned approximately 47% of the shares of Paratek capital stock, on an as converted to common stock basis. Certain Paratek officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 120)

Each of Transcept and Paratek intends the merger and the second merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a closing condition to the merger that Transcept and Paratek receive opinions of their respective counsel regarding such qualification. Neither Transcept nor Paratek may waive such closing conditions to the merger after the Transcept stockholders and the Paratek stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Paratek stockholders with appropriate disclosure. Assuming the mergers qualify as a reorganization under the Code, then, in general, the material tax consequences to U.S. Holders (as defined herein) of Paratek common stock will be as follows:

•	a Paratek stockholder will not recognize gain or loss upon the exchange of Paratek common stock for Transcept common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Transcept common stock as described below;

•	a Paratek stockholder who receives cash in lieu of a fractional share of Transcept common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	a Paratek stockholder’s aggregate tax basis for the shares of Transcept common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Paratek common stock surrendered upon completion of the merger; and

•	the holding period of the shares of Transcept common stock received by a Paratek stockholder in the merger will include the holding period of the shares of Paratek common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the mergers to a particular Paratek stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the sections entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 120.

Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend (see page 123)

For U.S. federal income tax purposes, Transcept intends to treat the sum of the Excess Cash and the fair market value of the Dividend Rights (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”) as a distribution to the recipients of the Pre-Closing Dividend on the Pre-Closing Dividend Date. For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of Transcept stock, depending in part on the current earnings and profits of Transcept as calculated under U.S. federal income tax principles. The amount of Transcept’s current earnings and profits for U.S. federal income tax purposes will not be known prior to the closing of the merger. The tax consequences of future cash payments, if any, under the Dividend Rights are unclear, and such future cash payments could be treated as interest income, dividend income, other ordinary income, return of basis and/or capital gain and may be subject to withholding.

Tax matters are very complicated, and the tax consequences of the Pre-Closing Dividend to a particular Transcept stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Pre-Closing Dividend to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Risk Factors—Risks Related to the Pre-Closing Dividend” beginning on page 31 and “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock” beginning on page 123.

Risk Factors (see page 28)

Both Transcept and Paratek are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	The exchange ratio is not adjustable based on the market price of Transcept common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•	Failure to complete the merger may result in Transcept and Paratek paying a termination fee or expenses to the other and could harm the common stock price of Transcept and future business and operations of each company;

•	The merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Transcept and Paratek operate that apply to all companies generally and other causes;

•	Some Transcept and Paratek officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests;

•	The market price of the combined organization common stock may decline as a result of the merger;

•	Transcept and Paratek stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•	During the pendency of the merger, Transcept and Paratek may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•	Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•	Because the lack of a public market for Paratek shares makes it difficult to evaluate the fairness of the merger, the stockholders of Paratek may receive consideration in the merger that is less than the fair market value of the Paratek shares and/or Transcept may pay more than the fair market value of the Paratek shares; and

•	If the conditions to the merger are not met, the merger will not occur.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Transcept and Paratek both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 120)

In the United States, Transcept must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Global Market in connection with the issuance of shares of Transcept common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not become effective.

NASDAQ Stock Market Listing (see page 132)

Prior to consummation of the merger, Transcept intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ Stock Market LLC “reverse merger” rules. If such application is accepted, Transcept anticipates that Transcept’s common stock will be listed on The NASDAQ Global Market following the closing of the merger under the trading symbol “PRTK”.

Anticipated Accounting Treatment (see page 132)

The merger will be treated by Transcept as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Paratek is considered to be acquiring Transcept in the merger.

Appraisal Rights and Dissenters’ Rights (see page 132)

Holders of Transcept common stock are not entitled to appraisal rights in connection with the merger. Paratek stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, referred to as the DGCL, attached hereto as Annex C, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 309)

Both Transcept and Paratek are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Paratek stockholders will become stockholders of Transcept, and their rights will be governed by the DGCL, the bylaws of Transcept and, assuming Transcept Proposal No. 2 is approved by Transcept stockholders at the Transcept special meeting, the amended and restated certificate of incorporation of Transcept attached to this proxy statement/prospectus/information statement as Annex D. The rights of Transcept stockholders contained in the amended and restated certificate of incorporation and bylaws of Transcept differ from the rights of Paratek stockholders under the amended and restated certificate of incorporation and bylaws of Paratek, as more fully described under the section entitled “Comparison of Rights of Holders of Transcept Stock and Paratek Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Transcept and Paratek, summary unaudited pro forma condensed combined financial data for Transcept and Paratek, and comparative historical and unaudited pro forma per share data for Transcept and Paratek.

Selected Historical Financial Data of Transcept

The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from the Transcept audited consolidated financial statements prepared using accounting principles generally accepted in the United States, which are included in this proxy statement/prospectus/information statement. The selected financial data as of December 31, 2011, 2010, and 2009 and for the years ended December 31, 2010 and 2009 are derived from the Transcept audited consolidated financial statements, which are not included in this proxy statement/prospectus/information statement. The statement of operations data for the six months ended June 30, 2014 and 2013, as well as the balance sheet data as of June 30, 2014, are derived from the Transcept unaudited condensed consolidated financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Transcept Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Transcept condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$(5,074)	$9,597	$19,694	$12,500	$5,208	$780	$(5,632)
Operating expenses:
Research and development	6,904	11,191	11,273	10,684	9,005	1,293	2,741
General and administrative	12,431	10,263	12,185	11,038	16,050	5,575	5,832
Merger related transaction costs	—	—	—	—	2,224	—	—
Goodwill impairment	2,962	—	—	—	—	—	2,962

Total operating expenses	22,297	21,454	23,458	21,722	27,279	6,868	11,535

Loss from operations	(27,371)	(11,857)	(3,764)	(9,222)	(22,071)	(6,088)	(17,167)
Interest and other income (expense), net	(75)	(159)	(116)	(81)	271	(42)	(41)

Net loss	$(27,446)	$(12,016)	$(3,880)	$(9,303)	$(21,800)	$(6,130)	$(17,208)

Basic and diluted net loss per share attributable to common stockholders	$(1.46)	$(0.70)	$(0.29)	$(0.69)	$(1.79)	$(0.32)	$(0.92)

Cash distribution declared per common share	—	—	—	—	—	$1.33	—

Weighted average common shares outstanding	18,772	17,052	13,534	13,416	12,166	18,913	18,731

	As of December 31,					As of June 30,
	2013	2012	2011	2010	2009	2014
	(in thousands)
Selected Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$70,245	$85,475	$62,562	$68,171	$89,102	$43,437
Total assets	73,670	98,056	69,151	73,807	95,218	44,359
Working capital	71,699	92,303	62,498	59,775	74,293	41,867
Common stock and additional paid-in capital	211,276	207,496	165,817	160,023	157,943	187,544
Accumulated deficit	(139,556)	(112,110)	(100,094)	(96,214)	(86,911)	(145,686)
Total stockholders’ equity	71,742	95,393	65,752	63,811	71,071	41,867

Selected Historical Financial Data of Paratek

The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 are derived from the Paratek financial statements prepared using accounting principles generally accepted in the United States, which have been audited by an independent registered public accounting firm, and are included in this proxy statement/prospectus/information statement. The audit report on the financial statements for the years ended December 31, 2013 and 2012, which appears elsewhere herein, includes an explanatory paragraph related to Paratek’s ability to continue as a going concern. The selected financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 are derived from the Paratek financial statements which are not included in this proxy statement/prospectus/information statement. The statement of operations data for the six months ended June 30, 2014 and 2013, as well as the balance sheet data as of June 30, 2014, are derived from the Paratek unaudited condensed financial statements included elsewhere in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with Paratek’s financial statements, related notes, other financial information, “Paratek Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Paratek condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. Paratek’s historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$478	$3,063	$53,293	$25,771	$24,506	$342	$266
Operating expenses:
Research and development	4,631	10,734	13,911	18,768	27,639	1,363	2,930
General and administrative	3,387	10,492	6,112	6,322	8,209	1,791	1,925

Total operating expenses	8,018	21,226	20,023	25,090	35,848	3,154	4,855

Income (loss) from operations	(7,540)	(18,163)	33,270	681	(11,342)	(2,812)	(4,589)
Interest and other income (expense), net	2,887	(25,030)	687	843	(9,723)	(669)	3,495

Net income (loss)	(4,653)	(43,193)	33,957	1,524	(21,065)	(3,481)	(1,094)
Unaccreted convertible preferred stock dividends	(6,766)	(6,766)	(10,449)	(10,449)	(10,445)	(939)	(3,355)

Net income (loss) attributable to common stockholders	$(11,419)	$(49,959)	$23,508	$(8,925)	$(31,510)	$(4,420)	$(4,449)

Net income (loss) per share, basic	$(12.49)	$(88.50)	$70.18	$(27.22)	$(101.45)	$(4.28)	$(5.20)

Weighted average common shares outstanding, basic	914	564	335	328	311	1,033	855

Net income (loss) per share, diluted	$(12.49)	$(88.50)	$6.86	$(27.22)	$(101.45)	$(4.28)	$(5.20)

Weighted average common shares outstanding, diluted	914	564	4,952	328	311	1,033	855

	As of December 31,					As of June 30,
	2013	2012	2011	2010	2009	2014
	(in thousands)
Selected Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$1,212	$1,016	$2,458	$19,529	$30,845	$110
Total assets	1,285	2,082	3,804	22,415	34,955	434
Current liabilities	34,829	11,248	5,745	28,279	26,390	12,574
Long term obligations, less current liabilities	224	23,147	1,267	31,741	48,361	3,650
Convertible preferred stock	80,565	80,565	125,787	125,787	125,787	101,705
Common stock and additional paid-in capital	65,698	62,499	3,190	2,750	2,083	66,016
Accumulated deficit	(180,031)	(175,378)	(132,184)	(166,142)	(167,666)	(183,512)
Total stockholders’ deficit	(114,333)	(112,878)	(128,995)	(163,391)	(165,582)	(117,496)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Transcept and Paratek

(In thousands, except per share amounts)

The following information does not give effect to the proposed 12:1 reverse stock split of Transcept common stock described in Transcept Proposal No. 2.

The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. For accounting purposes, Paratek is considered to be acquiring Transcept in the merger. Transcept and Paratek unaudited pro forma condensed combined balance sheet data assume that the merger took place on June 30, 2014 and combines the Transcept and Paratek historical balance sheet at June 30, 2014. The Transcept and Paratek unaudited pro forma condensed combined statement of operations data assume that the merger took place as of January 1, 2013, and combines the historical results of Transcept and Paratek for the six months ended June 30, 2014 and the year ended December 31, 2013.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each share of Paratek common stock will convert into the right to receive 0.81 shares of Transcept common stock, subject to adjustment to account for the effect of the proposed 12:1 reverse stock split of Transcept common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement, including the additional investment of $93 million in Paratek immediately prior to the consummation of the merger, as contemplated by the Subscription Agreement.

	For the Year Ended December 31, 2013	For the Six Months Ended June 30, 2014
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenue	$(4,596)	$1,122
Research and development expenses	11,492	2,653
General and administrative expenses	16,044	6,735
Loss from operations	(35,094)	(8,266)
Net loss	(32,306)	(8,802)
Basic and diluted net loss per share	$(0.27)	$(0.06)

As of June 30, 2014
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$119,295
Working capital	104,418
Total assets	125,161
Accumulated deficit	(196,069)
Total stockholders’ equity	98,299

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net income (loss) and book value per share of Transcept common stock and the historical net loss and book value per share of Paratek common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Transcept with Paratek on a purchase basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed 12:1 reverse stock split of Transcept common stock described in Transcept Proposal No. 2.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Transcept included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Paratek included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

TRANSCEPT

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.46)	$(0.32)
Book value per share	3.81	2.19

PARATEK

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Historical Per Common Share Data:
Basic and diluted net loss per share	$(12.49)	$(4.28)
Book value per share	N/A	N/A

TRANSCEPT AND PARATEK

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.27)	$(0.06)
Book value per share	N/A	$0.57

MARKET PRICE AND DIVIDEND INFORMATION

Transcept common stock is listed on The NASDAQ Global Market under the symbol “TSPT”. The following table presents, for the periods indicated, the range of high and low per share sales prices for Transcept common stock as reported on The NASDAQ Global Market for each of the periods set forth below. Paratek is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices do not give effect to the proposed 12:1 reverse stock split of Transcept common stock to be implemented prior to the consummation of the merger.

Transcept Common Stock

	High	Low
Year Ended December 31, 2012
First Quarter	$10.59	$7.77
Second Quarter	$12.99	$5.81
Third Quarter	$6.81	$5.09
Fourth Quarter	$5.56	$4.10
Year Ended December 31, 2013
First Quarter	$6.77	$4.50
Second Quarter	$5.09	$2.81
Third Quarter	$3.90	$2.52
Fourth Quarter	$3.90	$3.03
Year Ended December 31, 2014
First Quarter	$3.48	$2.95
Second Quarter	$3.28	$1.85
Third Quarter (through record date)	$3.83	$1.97

The closing price of Transcept common stock on June 30, 2014, as reported on The NASDAQ Global Market, was $1.99 per share (post special dividend paid on June 3, 2014 of $1.33 per common share).

Because the market price of Transcept common stock is subject to fluctuation, the market value of the shares of Transcept common stock that Paratek stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Transcept Proposal No. 3 and successful application for initial listing with The NASDAQ Global Market, following the consummation of the merger, Transcept common stock will be listed on The NASDAQ Global Market and will trade under Transcept’s new name, “Paratek Pharmaceuticals, Inc.” and new trading symbol, “PRTK”.

As of             , the record date for the Transcept special meeting, Transcept had approximately             holders of record of its common stock. As of June 30, 2014, Paratek had 205 holders of record of its common stock and 97 holders of record of its preferred stock. For detailed information regarding the beneficial ownership of certain stockholders of Transcept upon consummation of the merger, see the section entitled “Principal Stockholders of Combined Company” in this proxy statement/prospectus/information statement.

Dividends

On June 3, 2014, Transcept paid a special cash dividend of $1.33 per share to stockholders of record as of the close of business on May 26, 2014. Other than such dividend, Transcept has never paid or declared any cash dividends on its common stock. The Transcept board of directors intends to declare an additional special dividend to its stockholders of record as of a date prior to the closing of the merger, as discussed in greater detail in the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights” in this proxy statement/prospectus/information statement. Notwithstanding the foregoing, any determination to pay dividends subsequent to the merger will be at the discretion of Transcept’s then-current board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Transcept’s then-current board of directors deems relevant.

Paratek has never paid or declared any cash dividends on its common stock. If the merger does not occur, Paratek does not anticipate paying any cash dividends on its common stock in the foreseeable future, and Paratek intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of Paratek’s board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Paratek’s board of directors deems relevant.

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Transcept because these risks may also affect the combined company—these risks can be found in Transcept’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Transcept common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio for the Paratek common stock, and the exchange ratio is only adjustable upward or downward if the outstanding capital stock of Paratek or the outstanding common stock of Transcept changes based upon certain events, including the proposed 12:1 reverse stock split, prior to completion of the merger as described in “The Merger—Merger Consideration and Adjustment.” Any changes in the market price of Transcept common stock before the completion of the merger will not affect the number of shares Paratek securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Transcept common stock declines from the market price on the date of the Merger Agreement (including, without limitation, as a result of the Pre-Closing Dividend), then Paratek securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Transcept common stock increases from the market price on the date of the Merger Agreement, then Paratek securityholders could receive merger consideration with substantially more value for their shares of Paratek capital stock than the parties had negotiated for in the establishment of the exchange ratio. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Transcept common stock, for each one percentage point that the market value of Transcept common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Paratek securityholders.

Failure to complete the merger may result in Transcept and Paratek paying a termination fee or expenses to the other party and could harm the common stock price of Transcept and future business and operations of each company.

If the merger is not completed, Transcept and Paratek are subject to the following risks:

•	if the Merger Agreement is terminated under certain circumstances, Transcept or Paratek will be required to pay certain transaction expenses of the other party, up to a maximum of $1.0 million;

•	if the Merger Agreement is terminated under certain circumstances, Transcept or Paratek will be required to pay the other party a termination fee of $6.3 million, plus certain transaction expenses of the other party;

•	the price of Transcept stock may decline and remain volatile; and

•	costs related to the merger, such as legal and accounting fees which Transcept and Paratek estimate will total approximately $2.3 million and $3.3 million, respectively, some of which must be paid even if the merger is not completed.

In addition, if the Merger Agreement is terminated and the board of directors of Transcept or Paratek determines to seek another business combination, there can be no assurance that either Transcept or Paratek will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Transcept or Paratek can refuse to complete the merger if there is a material adverse change affecting the other party between June 30, 2014, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Transcept or Paratek, including:

•	any effect resulting from the announcement or pendency of the merger or any related transactions;

•	any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Paratek and Transcept operate;

•	any change in the stock price or trading volume of Transcept excluding any underlying effect that may have caused such change;

•	with respect to Transcept, any threatened or actual litigation or the failure to settle the same;

•	with respect to Transcept, the termination, sublease or assignment of Transcept’s facility lease, or failure to do the foregoing;

•	with respect to Paratek, any rejection by a governmental body of a registration or filing by Paratek relating to certain intellectual property rights;

•	with respect to Paratek, the resignation, termination or death of any individual director or officer of Paratek, except in the event of the resignation, termination or death of more than 50 percent of the directors or officers of Paratek prior to the closing of the merger;

•	with respect to Paratek, any announcement or publication regarding the interest of an entity in competition with Paratek’s business as currently conducted or as proposed to be conducted; or

•	with respect to Paratek, any change in the cash position of Paratek which results from operations in the ordinary course of business.

If adverse changes occur and Transcept and Paratek still complete the merger, the combined organization stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Transcept, Paratek or both.

Some Transcept and Paratek officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Transcept and Paratek participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

For example, Transcept has entered into certain employment and severance benefits agreements with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.2 million (collectively, not individually, and excluding the value of any accelerated vesting of stock awards) and the acceleration of stock awards held by those officers, including options to purchase shares of Transcept common stock, based on data available as of June 30, 2014 and assuming a covered termination of employment of each executive officer’s employment as of such date. The closing of the merger will also result in the acceleration of vesting of a portion of the stock awards, including options to purchase approximately 83,222 shares of Transcept common stock held by the Transcept executive officers and directors (after giving effect to the proposed 12:1 reverse stock split), whether or not there is a covered termination of such officer’s employment. For more information concerning the treatment of Transcept options in connection with the merger, see the section entitled “The Merger Agreement—Treatment of Transcept Stock Options” in this proxy statement/prospectus/information statement. In addition and for example, certain of Paratek’s officers received grants of shares of Paratek common stock prior to the execution of the Merger Agreement, certain of Paratek’s directors and executive officers have options, subject to vesting, to purchase shares of Paratek common stock which shall be converted into and become options to purchase shares of Transcept common stock, certain of Paratek’s directors and executive officers are expected to become directors and executive officers of Transcept upon the closing of the merger and all of Paratek’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Transcept and Paratek to support or approve the merger. For more information concerning the interests of Transcept and Paratek executive officers and directors, see the sections entitled “The Merger—Interests of Transcept Directors and Executive Officers in the Merger” and “The Merger—Interests of Paratek Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Transcept common stock following the merger may decline as a result of the merger.

The market price of Transcept common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined organization’s business and prospects from the merger;

•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Transcept and Paratek stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the merger, Transcept and Paratek stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Transcept and Paratek may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Transcept and Paratek to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth below, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Transcept and Paratek from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal could reasonably be considered a breach of the board’s fiduciary duties. In addition, if Transcept or Paratek terminate the Merger Agreement under certain circumstances, including terminating because of a decision of a board of directors to recommend a superior proposal, Transcept or Paratek would be required to pay a termination fee of $6.3 million, plus certain transaction expenses, to the other party. This termination fee may discourage third parties from submitting alternative takeover proposals to Transcept or Paratek or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for Paratek shares makes it difficult to evaluate the fairness of the merger, the stockholders of Paratek may receive consideration in the merger that is less than the fair market value of the Paratek shares.

The outstanding capital stock of Paratek is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Paratek. Because the percentage of Transcept equity to be issued to Paratek stockholders was determined based on negotiations between the parties, it is possible that the value of the Transcept common stock to be received by Paratek stockholders will be less than the fair market value of Paratek, or Transcept may pay more than the aggregate fair market value for Paratek.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Transcept and Paratek, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Transcept and Paratek cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Transcept and Paratek each may lose some or all of the intended benefits of the merger.

Risks Related to the Pre-Closing Dividend

If the merger is not completed, the Pre-Closing Dividend will not be paid to the Eligible Recipients.

Payment of the Pre-Closing Dividend to the Transcept stockholders as of the ex-date for such dividend (the “Eligible Recipients”) is contingent upon the completion of the merger. If the merger does not occur, the Transcept stockholders will not be paid the Pre-Closing Dividend, and there is no assurance the Transcept board of directors will declare or pay any dividends on the Transcept common stock in the future.

Eligible Recipients may not receive any payments with respect to the Pre-Closing Dividend.

There is uncertainty relating to the timing, value and possibility of payment of any amounts that Eligible Recipients may be entitled to receive in connection with the Pre-Closing Dividend. The rights of Eligible

Recipients to receive any future payments in respect of the Pre-Closing Dividend are contingent upon numerous factors, including: (i) Transcept holding Net Cash (as defined below in “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”) in excess of $14,491,250 as of the applicable determination date pursuant to the Merger Agreement, (ii) the consummation of any disposition of the Intermezzo Assets (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”) resulting in proceeds which exceed the fees and expenses incurred in connection with any such disposition, (iii) the receipt of payments by Transcept pursuant to the Purdue License Agreement, (iv) the receipt of payments by Transcept pursuant to the SNBL Termination Agreement (as defined below under “Transcept Business—Overview—TO-2070: a developmental product candidate for migraine treatment”) and (v) the existence of any Intermezzo Reserve Excess (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”). Accordingly, the value, if any, of the Pre-Closing Dividend is speculative, and the Pre-Closing Dividend may ultimately have no value.

If the final determination of Net Cash pursuant to the Merger Agreement is less than $14,491,250, no cash payment will be made to Eligible Recipients prior to the closing of the merger in respect of the amount of cash held by Transcept as of the closing of the merger.

If Transcept does not receive payments pursuant to the Purdue License Agreement or the SNBL Termination Agreement, Eligible Recipients will not be entitled to receive any payments in respect thereof.

If the disposition of the Intermezzo Assets is not consummated, or a definitive agreement providing for the sale or disposition of the Intermezzo Assets is not entered into, in each case, prior to the second anniversary of the closing of the merger, Eligible Recipients will not be entitled to receive any payment in respect thereof. Furthermore, even if such disposition is consummated within the aforementioned time periods, Eligible Recipients will not be entitled to receive any payment in respect thereof if the amount of the proceeds received in any such disposition does not exceed the amount of the fees and expenses incurred in connection therewith. While the Special Committee (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”) will conduct the sale process with respect to the Intermezzo Assets, subject to certain exceptions, the then-current Transcept board of directors has consent rights with respect to any definitive agreement providing for the disposition of the Intermezzo Assets. There is no assurance that the then-current Transcept board of directors will provide such consent.

If Transcept incurs fees and expenses in excess of $3.0 million in the aggregate in connection with any litigation relating primarily to the Intermezzo Assets, in connection with the management of the Intermezzo Assets or in furtherance of an Intermezzo Disposition (as defined below under “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights”), Eligible Recipients will not be entitled to receive any payment in respect of the Intermezzo Reserve Excess.

Eligible Recipients will not be able to determine the total amount of cash to be received pursuant to the Pre-Closing Dividend prior to the closing of the merger.

If any payment is made in respect of the Pre-Closing Dividend in connection with the disposition of the Intermezzo Assets, such payments will not be made until the consummation of such disposition. If any payment is made in respect of payments received by Transcept pursuant to the Purdue License Agreement, any such payments received by Transcept prior to the first anniversary of the closing of the merger will not be made until after the first anniversary of the closing of the merger, and any such payments received by Transcept after the first anniversary of the closing of the merger but prior to the second anniversary of the closing of the merger will not be made until after the second anniversary of the closing of the merger.

The U.S. federal income tax consequences to Eligible Recipients of the Pre-Closing Dividend and future cash payments, if any, in respect of the Dividend Rights are uncertain and may be adverse.

The Pre-Closing Dividend may give rise to taxable income to Eligible Recipients in excess of, and/or in advance of, any cash received and may be subject to withholding tax for Eligible Recipients who are non-U.S.

Holders (as defined below under “Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock—Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders of Transcept Common Stock”). For U.S. federal income tax purposes, Transcept intends to treat the sum of the cash distributed in the Pre-Closing Dividend, and the fair market value of the Dividend Rights as a distribution to Eligible Recipients on the Pre-Closing Dividend Date. For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of Transcept stock, depending on the current earnings and profits of Transcept as calculated under U.S. federal income tax principles. The amount of Transcept’s current earnings and profits for U.S. federal income tax purposes will not be known prior to the closing of the merger.

The character, amount and timing of any income, gain or loss with respect to future cash payments in respect of the Dividend Rights are uncertain. For example, future cash payments, if any, may constitute ordinary non-dividend income; the timing and character of taxable income relating to future cash payments are unclear; and future cash payments may be subject to withholding. Furthermore, the U.S. Internal Revenue Service (the “IRS”) may disagree with the fair market value assigned to the Dividend Rights by Transcept for tax reporting and withholding purposes, and such fair market value may not correspond to the amount of cash, if any, ultimately received in respect of the Dividend Rights.

Any U.S. federal withholding tax with respect to the Pre-Closing Dividend (including any withholding tax on the fair market value of the Dividend Rights) and future cash payments, if any, in respect of the Dividend Rights must be remitted in cash to the IRS. Any withholding tax due on the distribution of the Dividend Rights on the Pre-Closing Dividend Date would be deducted from the Excess Cash otherwise payable to an Eligible Recipient on the Pre-Closing Dividend Date. To the extent the amount of such Excess Cash is less than the amount of the withholding tax due on the distribution of the Dividend Rights, the amount of such shortfall may be set off from any future cash payments in respect of the Dividend Rights. However, depending on the circumstances, a non-U.S. Eligible Recipient’s broker or other applicable withholding agent may instead obtain the funds necessary to remit such withholding tax by asking such Eligible Recipient to provide the funds, or by withholding from or using other property held in such Eligible Recipient’s account with the broker or withholding agent. Such Eligible Recipient may bear brokerage or other costs for this withholding procedure.

Due to the legal and factual uncertainties regarding the tax treatment and consequences of the Pre-Closing Dividend, including the distribution of the Dividend Rights, and any future cash payments in respect of the Dividend Rights, Eligible Recipients are urged to consult their tax advisors to determine the timing and characterization of income, gain or loss resulting from the Pre-Closing Dividend and future cash payments, if any, in respect of the Dividend Rights.

Risks Related to Transcept

Transcept may not be able to complete the merger and may elect to pursue another strategic transaction similar to such merger, which may not occur on commercially reasonably terms or at all.

Transcept cannot assure you that it will complete the merger in a timely manner or at all. The Merger Agreement is subject to many closing conditions and termination rights, as set forth in more detail in “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger Agreement—Termination” below. In addition to Transcept’s product candidates, for which it has stopped all development, Transcept’s assets currently consist primarily of cash, cash equivalents and marketable securities, its listing on The NASDAQ Global Market and the Merger Agreement with Paratek. If Transcept does not close the merger, its board of directors may elect to attempt to complete another strategic transaction similar to the merger. Attempting to complete another strategic transaction similar to the merger will prove to be costly and time consuming, and Transcept cannot make any assurances that a future strategic transaction will occur on commercially reasonable terms or at all. Even if Transcept does complete the merger, the merger ultimately may not deliver the anticipated benefits or enhance stockholder value.

If the merger is not completed, in light of the challenges of rebuilding an operating business, Transcept may elect to liquidate its remaining assets, and there can be no assurances as to the amount of cash available to distribute to stockholders after paying its debts and other obligations.

If Transcept does not close the merger, in light of the risks of reestablishing an operating business, as set forth herein, the board of directors may elect to take the steps necessary to liquidate all remaining assets of Transcept. The process of liquidation may be lengthy and Transcept cannot make any assurances regarding timing of completion. In addition, Transcept would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to the amount or timing of available cash remaining to distribute to stockholders after paying Transcept’s debts and other obligations and setting aside funds for reserves.

If the merger is not completed, and Transcept fails to acquire and develop other products or product candidates at all or on commercially reasonable terms, Transcept may be unable to reestablish a viable operating business.

Given the assignment of the TO-2070 assets pursuant to the SNBL Termination Agreement, if the merger is not completed, Transcept could be required to rely on in-licensing as the source of any of future product candidates for development and commercialization. Due to Transcept’s history, its limited operational and management capabilities, and the intense competition for pharmaceutical product candidates, even if Transcept finds promising product candidates, and generates interest in a collaborative or strategic arrangement to acquire such product candidates, it may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that it finds acceptable, or at all. Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. Transcept competes for collaborative arrangements and license agreements with pharmaceutical and biotechnology companies and academic research institutions. Transcept’s competitors may have stronger relationships with third parties with whom they may be interested in collaborating, or which have greater financial, development and commercialization resources and/or more established histories of developing and commercializing products than Transcept. As a result, competitors may have a competitive advantage over Transcept in entering into collaborative arrangements with such third parties. In addition, even if Transcept finds promising product candidates, and generates interest in a collaborative or strategic arrangement to acquire such product candidates, it may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that Transcept finds acceptable, or at all.

Transcept expects that any product candidate to which it acquires rights will require additional development and regulatory efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities and the possibility that, due to strategic considerations, Transcept will discontinue research or development with respect to a product candidate for which it has already incurred significant expense. Even if the product candidates are approved, Transcept cannot be sure that they would be capable of economically feasible production or commercial success.

Transcept may be unable to sell Intermezzo, or otherwise derive revenue from such asset.

The success of sales of Intermezzo in the United States is dependent on the ability of Purdue Pharmaceutical Products L.P. (“Purdue” or “Purdue Pharma”), the U.S. marketing partner of Transcept, to successfully commercialize Intermezzo pursuant to the Purdue License Agreement. The terms of the Purdue License Agreement provide that Purdue Pharma can terminate the agreement for any reason at any time upon advance notice of 180 days. If the Purdue License Agreement is terminated, Transcept’s business and its ability to generate revenue from sales of Intermezzo will be substantially harmed. If the Purdue License Agreement is terminated and Transcept decides to commercialize Intermezzo, it will be required to develop its own sales and marketing organization, fund any future clinical studies or other required regulatory activities (including any post-approval studies), and bear increased litigation expenses due to Abbreviated New Drug Application (“ANDA”) proceedings. Transcept does not currently have the infrastructure in place or adequate resources to launch a commercial product and implementing such infrastructure would require substantial time and resources and such efforts may not be successful. In addition, the value of Intermezzo, including the royalty stream, could be significantly impaired by current or future ANDA litigation. Alternatively, Transcept may enter into another strategic collaboration in order to commercialize Intermezzo in the United States.

The manner in which Purdue Pharma commercializes Intermezzo, including the amount and timing of Purdue Pharma’s investment in commercial activities and pricing of Intermezzo, will have a significant impact on the ultimate success of Intermezzo in the United States, and the success of the overall commercial arrangement with Purdue Pharma. If Purdue Pharma deems Intermezzo to have insufficient market potential, they may continue to decrease their commercialization efforts, which would likely result in decreased sales of Intermezzo and negatively impact its business and operating results. For example, in December 2013, Purdue Pharma notified Transcept that it intended to discontinue use of the Purdue sales force to actively market Intermezzo to healthcare professionals during the first quarter of 2014.

If Purdue Pharma is not successful in increasing sales of Intermezzo, Transcept may be unable to sell the Intermezzo asset or otherwise derive revenue from the Intermezzo asset, which may harm the value of your investment.

Transcept may not receive revenue from the assignment of the TO-2070 assets pursuant to the SNBL Termination Agreement.

Although Transcept has assigned all of its rights, interest and title to the TO-2070 assets to SNBL in exchange for a portion of certain future net revenue received by SNBL, up to an aggregate of $2.0 million, pursuant to the SNBL Termination Agreement, Transcept is dependent upon the ability of SNBL to successfully license the TO-2070 assets. The manner in which SNBL licenses the TO-2070 assets, including the amount and timing of SNBL’s investment in marketing and licensing activities, will have a significant impact on the ability of Transcept to receive revenue pursuant to the SNBL Termination Agreement. If SNBL deems TO-2070 to have insufficient licensing potential, SNBL may decrease efforts to seek a licensing partner, which would likely decrease any future revenue that Transcept would receive pursuant to the SNBL Termination Agreement.

Transcept has had a limited operating history that may make it difficult for you to evaluate the potential success of its business and Transcept has a history of incurring losses.

Transcept was founded in January 2001 under its former name, Novacea, Inc., and in January 2009 underwent a merger with Transcept Pharmaceuticals, Inc., a privately held company, or TPI, founded in 2002, which is the primary business Transcept currently conducts. Transcept’s operations to date have been limited to organizing and staffing, acquiring, developing and securing technology and undertaking preclinical studies and clinical trials. Furthermore, its business is not profitable and Transcept has incurred losses in each year since the inception of TPI in 2002. Transcept’s net loss for the years ended December 31, 2013, 2012 and 2011 was $27.4 million, $12.0 million and $3.9 million, respectively. Transcept’s net loss for the six months ended June 30, 2014 was $6.1 million. Transcept had an accumulated deficit at June 30, 2014 of $145.7 million.

In November 2011, Transcept obtained regulatory approval for the commercial sale of its lead product, Intermezzo, from the FDA. In April 2012, Purdue Pharma launched Intermezzo. Transcept has not demonstrated over a substantial period of time the ability to meet and adhere to other regulatory standards applicable to an FDA approved product, to conduct sales and marketing activities or to co-promote a product with a collaboration partner, including Purdue Pharma. In September 2013, Transcept licensed its then lead product candidate, TO-2070 for the treatment of acute migraines, which is currently in the early stages of development. In September 2014, Transcept entered into the SNBL Termination Agreement, its license agreement with SNBL terminated and Transcept assigned all of its rights, interest and title to the TO-2070 assets to SNBL in exchange for a portion of certain future net revenue received by SNBL as set forth in the SNBL Termination Agreement, up to an aggregate of $2.0 million.

Transcept expects to continue to incur losses for the foreseeable future and expects its accumulated deficit to increase as it continues its strategic process and development, regulatory, and collaboration efforts with respect to Intermezzo. Consequently, any predictions you make about the future value or viability of Transcept may not be as accurate as they would be if Transcept had a longer operating history, and you could lose all or part of your investment.

Transcept is engaged in litigation to protect its intellectual property from potential generic manufacturers of Intermezzo and any future products, and an unsuccessful outcome could harm its business and/or dissuade a potential acquiror of the asset.

The Hatch-Waxman Act permits the FDA to approve Abbreviated New Drug Applications, or ANDAs, for generic versions of brand name drugs like Intermezzo. Transcept refers to this process as the “ANDA process.” The ANDA process permits competitor companies to obtain marketing approval for a drug product with the same active ingredient, dosage form, strength, route of administration, and labeling as the approved brand-name drug, but without having to conduct and submit clinical studies to establish the safety and efficacy of the proposed generic product. In place of such clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product is bioequivalent to the brand-name product, usually based on pharmacokinetic studies. Following the commercial launch of Intermezzo in April 2012, companies have been able to submit an ANDA application for a generic version of Intermezzo at any time pursuant to the Hatch-Waxman Act.

The Hatch-Waxman Act requires an applicant for a drug product that relies, in whole or in part, on the FDA’s prior approval of Intermezzo, to notify Transcept of its application if the applicant is seeking to market its product prior to the expiration of the patents that claim Intermezzo. This notice is required to contain a detailed factual and legal statement explaining the basis for the applicant’s opinion that the proposed product does not infringe Transcept’s patents, that Transcept’s patents are invalid, or both. Pursuant to the Purdue License Agreement, Purdue Pharma then has the option of bringing a patent infringement suit in federal district court against each company seeking approval for its product within 45 days from the date of receipt of each notice. Pursuant to the Purdue License Agreement, if Purdue Pharma chooses to file a patent infringement suit, Transcept may decide whether to join Purdue Pharma as a named party in such lawsuit, or if Purdue Pharma chooses not to file patent infringement claims within the required 45 days, Transcept may choose to do so on its own behalf. If such a suit is commenced within this 45 day period, Transcept will be entitled to receive a 30 month stay on the FDA’s ability to give final approval to any of the proposed products that reference Intermezzo. The stay may be shortened or lengthened if either party fails to cooperate in the litigation and it may be terminated if the court decides the case in less than 30 months. If the litigation is resolved in favor of the applicant before the expiration of the 30 month period, the stay will be immediately lifted and the FDA’s review of the application may be completed. Such litigation is often time-consuming and costly, and may result in generic competition if such patent(s) are not upheld or if the generic competitor is found not to infringe such patent(s).

Transcept has received multiple notifications of ANDA filings referencing Intermezzo. See “Transcept Business—Legal Proceedings.” The filing of these and any future ANDA applications referencing Intermezzo could have an adverse impact on the Transcept stock price, and litigation, if any, to enforce Transcept’s patents is likely to require significant management attention and may require substantial capital resources. If the patents covering Intermezzo are not upheld in litigation or if the generic competitor is found to not infringe these patents, the resulting generic competition for Intermezzo would have a material adverse effect on Transcept’s revenue and results of operations. Moreover, the existence of these ANDA filings and/or potential litigation may dissuade a potential acquiror of Intermezzo or prevent the consummation of a strategic transaction.

If Transcept does not successfully complete the merger, it will require substantial additional funding in the event Transcept resumes its operations, and may need to curtail operations if it has insufficient capital.

Transcept had cash, cash equivalents and marketable securities of $43.4 million at June 30, 2014. Transcept expects its negative cash flows from operations to continue for the foreseeable future.

Transcept currently believes that its available cash, cash equivalents and marketable securities and interest income will be sufficient to fund its anticipated levels of operations for at least the next twelve months. However, if Transcept does not successfully complete the merger, Transcept will require substantial additional funding in the event it resumes its operations. As such, its future capital requirements will depend on many factors, including:

•	Transcept’s ability to complete the merger;

•	the timing and nature of any future strategic transactions that Transcept undertakes, including, but not limited to selling Intermezzo and potential partnerships;

•	the level of Purdue Pharma’s commercialization efforts with respect to Intermezzo;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, including in connection with ANDA proceedings relating to Intermezzo;

•	the potential costs associated with Intermezzo if its existing Purdue License Agreement is terminated, including the cost to replace Purdue Pharma’s sales and marketing capabilities, the costs associated with the conduct of Phase IV clinical trials required by the FDA, and the increased costs to us of litigation expense in connection with ANDA proceedings related to Intermezzo;

•	the receipt of milestone and other payments, if any, from Purdue Pharma under the Purdue License Agreement;

•	the receipt of payments, if any, from SNBL under the SNBL Termination Agreement;

•	the effect of competing technological and market developments; and

•	the cost incurred in responding to disruptive actions by activist stockholders.

Having an insufficient level of capital to resume its operations may require Transcept to significantly curtail one or more of its development, licensing or acquisition programs, which could have a negative impact on its financial condition and Transcept’s ability to successfully pursue its business strategy.

Transcept may be subject to damages resulting from claims that Transcept or its employees have wrongfully used or disclosed alleged trade secrets of former employers.

Certain of Transcept’s former employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. Although no claims against Transcept are currently pending, it may be subject to claims that these employees or Transcept itself inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If Transcept fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent Transcept or a collaboration partner’s ability to develop or commercialize certain potential products, which could severely harm the business. Even if Transcept is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If Transcept’s agreements with employees, consultants, advisors and corporate partners fail to protect its intellectual property, proprietary information or trade secrets, it could have a significant adverse effect on Transcept.

Transcept has taken steps to protect its intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with its employees, consultants, advisors and corporate partners. However, such agreements may not be enforceable or may not provide meaningful protection for all of its trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Transcept may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and Transcept does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. Furthermore, the laws of some foreign countries may not protect its intellectual property rights to the same extent as do the laws of the United States.

Risks Related to the Common Stock of Transcept

Transcept may fail to meet publicly announced financial guidance or other expectations about its business, which would cause its stock to decline in value.

There are a number of reasons why Transcept might fail to meet financial guidance or other expectations about its business, including, but not limited to, the following:

•	the failure of its strategic initiatives to enhance stockholder value or delay in the completion of the merger, including with respect to the amount and timing of the Pre-Closing Dividend;

•	its inability to sell its Intermezzo royalty rights and ex-US marketing rights;

•	the effectiveness of the sales, marketing and distribution efforts by Purdue Pharma in the United States and overall success of Purdue Pharma’s commercialization efforts in the United States;

•	delays or unexpected changes in Purdue Pharma’s plan to invest in and support the sales and marketing of Intermezzo;

•	unexpected difficulties in Purdue Pharma’s efforts to commercialize Intermezzo in the United States;

•	the effectiveness of SNBL to commercialize or to license the TO-2070 assets;

•	lower than expected pricing and reimbursement levels, or no third-party payor coverage or reimbursement for Intermezzo in the United States;

•	the use of currently available sleep aids that are not approved to be taken in the middle of the night;

•	negative developments or setbacks in its efforts to seek marketing approval for Intermezzo outside of the United States;

•	FDA approval of generic versions of Intermezzo or negative developments in any ongoing ANDA proceedings;

•	current and future competitive products that have or obtain greater acceptance in the market than Intermezzo;

•	if only a subset of or no affected patients respond to therapy with Intermezzo or future products, if any;

•	negative publicity about the results of its clinical studies, or those of others with similar or related products may reduce demand for Intermezzo or future products, if any;

•	the inability to sell a product at the price Transcept expects; or

•	the inability to supply enough product to meet demand.

If Transcept fails to meet its revenue and/or expense projections and/or other financial guidance for any reason, its stock could decline in value.

If the merger is not completed, the Transcept stock price may continue to be volatile.

The market price of Transcept’s common stock is subject to significant fluctuations. During the 12-month period ended June 30, 2014, the sales price of Transcept common stock on The NASDAQ Global Market ranged from a high of $3.90 in September and October 2013 to a low of $1.85 in June 2014 (the latter of which is adjusted for a special cash dividend of $1.33 per share paid on June 3, 2014) . Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. The volatility of the market price of Transcept common stock is exacerbated by low trading volume and the high proportion of shares held by insiders. Some of the factors that may cause the market price of Transcept common stock to fluctuate include:

•	announcements related to the merger and the Pre-Closing Dividend;

•	the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against the intellectual property rights of others;

•	the perception of its prospects for successful commercialization or a sale of Intermezzo by Purdue Pharma;

•	announcements by Transcept or Purdue Pharma regarding the commercialization and/or marketing efforts of Intermezzo;

•	the termination by Purdue Pharma of the Purdue License Agreement, or the termination of other future collaboration, partnering or license agreements;

•	the failure of its products to achieve commercial success, either due to competition from generic versions, or the perception by investors that commercial success may not be achieved;

•	issues in manufacturing its products;

•	the entry into any in-licensing agreements securing licenses, patents or development rights;

•	the entry into, or termination of, key agreements, including additional commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the insomnia or migraine markets, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with its potential products;

•	the loss of key employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover its common stock;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	changes in the structure of health care payment systems, including changes to prescription drug reimbursement levels; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Transcept common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against the company. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Transcept’s profitability and reputation.

If Transcept fails to continue to meet all applicable NASDAQ Global Market requirements and NASDAQ determines to delist Transcept common stock, the delisting could adversely affect the market liquidity of its common stock and the market price of Transcept common stock could decrease.

Transcept common stock is listed on The NASDAQ Global Market. In order to maintain its listing, Transcept must meet minimum financial, operating and other requirements, including requirements for a minimum amount of capital, a minimum price per share, and active operations. If Transcept is unable to comply with NASDAQ’s listing standards, NASDAQ may determine to delist the Transcept common stock from The NASDAQ Global Market. If Transcept common stock is delisted for any reason, it could reduce the value of its common stock and its liquidity. Delisting could also adversely affect the ability to obtain financing for the continuation of Transcept operations, if Transcept chooses to reestablish its business, or to use its common stock in acquisitions, including the merger. Delisting could result in the loss of confidence by suppliers, customers and employees. Delisting would prevent Transcept from satisfying a closing condition for the merger, and, in such event, Paratek may elect not to consummate the merger. In addition, the combined organization must submit a new application for listing on The NASDAQ Global Market after the merger pursuant to the reverse merger rules, and the combined organization will need to meet The NASDAQ minimum requirements.

If securities or industry analysts do not publish research or reports or publish inaccurate or unfavorable research about Transcept, its business or its stock, Transcept stock price and trading volume could decline.

The trading market for Transcept common stock is influenced by the research and reports that securities or industry analysts publish about Transcept, its business and its stock. As of June 30, 2014, Transcept had research coverage by three securities analysts. If any of the analysts who cover Transcept downgrades Transcept stock or publishes inaccurate or unfavorable research regarding it or its business model, technology or stock performance, its stock price would likely decline. If one or more of these analysts ceases coverage of Transcept or fails to publish reports on Transcept regularly, Transcept could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline. Moreover, the unpredictability of its financial results likely reduces the certainty, and therefore reliability, of the forecasts by securities or industry analysts of its future financial results, adding to the potential volatility of Transcept stock price.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict Transcept operations or require Transcept to relinquish proprietary rights.

Additional financing may not be available to Transcept when it needs it or may not be available on favorable terms. To the extent that Transcept raises additional capital by issuing equity securities, its existing stockholders’ ownership will be diluted and the terms of any new equity securities may have preferences over its common stock. Any debt financing it enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Transcept assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if Transcept raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to potential products or proprietary technologies, or grant licenses on terms that are not favorable to Transcept.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on Transcept stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of Transcept’s internal control over financial reporting and, depending on its public float, a report by its independent registered public accounting firm attesting to the effectiveness of its internal control over financial reporting at the end of the fiscal year. If Transcept fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that Transcept has effective internal control over financial reporting in accordance with Section 404 of the

Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If Transcept cannot in the future favorably assess, or, if required, its independent registered public accounting firm is unable to provide an unqualified attestation report on, the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on Transcept’s stock price.

Anti-takeover provisions in the Purdue License Agreement, in Transcept charter documents and under Delaware law could make an acquisition of Transcept more difficult and may prevent attempts by stockholders to replace or remove management.

Provisions in the Purdue License Agreement, the certificate of incorporation of Transcept and the bylaws of Transcept may delay or prevent an acquisition or a change in management. The Purdue License Agreement includes provisions that prevent Purdue Pharma from acquiring above a certain percentage of Transcept stock and engaging in certain other activities, for a limited period of time following the commercial launch of Intermezzo, that may lead to an acquisition of the company without Transcept’s consent. In addition, Transcept’s co-promote option pursuant to the Purdue License Agreement cannot be transferred to a third party, except under a limited circumstance at the discretion of Purdue Pharma, which may significantly reduce the value of Transcept shares to a potential acquirer. Such provisions in the Transcept charter documents include a classified board of directors, a prohibition on actions by written consent of stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because Transcept is incorporated in Delaware, Transcept is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of its outstanding voting stock from merging or combining with Transcept unless certain conditions are met. Although Transcept believes most of these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with its board of directors, these provisions would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by stockholders to replace or remove the then-current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Furthermore, in September 2013, the Transcept board of directors adopted the Tax Benefit Preservation Plan to help preserve the value of its net operating losses and other deferred tax benefits. At December 31, 2013, Transcept had cumulative NOLs of approximately $97.0 million, which NOLs can be utilized in certain circumstances to offset future U.S. taxable income. The Tax Benefit Preservation Plan is intended to act as a deterrent to any person acquiring sufficient shares of Transcept common stock to jeopardize the value of the NOLs.

While Transcept does not expect that these provisions will delay or prevent the completion of the merger, they may hinder or prevent Transcept from considering competing offers for a business combination, which may harm the value of your investment.

Risks Related to Paratek

Paratek has incurred significant losses since inception and anticipates that it will incur losses for the foreseeable future. Paratek has no products approved for commercial sale, and to date Paratek has not generated any revenue or profit from product sales. Paratek may never achieve or sustain profitability.

Paratek is a clinical-stage biopharmaceutical company and has incurred significant losses since its incorporation in 1996. Paratek has not yet submitted any product candidates for approval by regulatory authorities, and Paratek does not currently have rights to any products that have been approved for marketing in any territory. As of June 30, 2014, Paratek’s accumulated deficit was $183.5 million. Paratek has incurred net losses in every year since inception except for the years ended December 31, 2010 and 2011, in which Paratek had net income of $1.5 million and $34.0 million, respectively, due to collaboration, license and milestone payments. Paratek expects to continue to incur losses for the foreseeable future, and Paratek expects these losses to increase as it continues its clinical development of, and seeks regulatory approvals for, its product candidates, prepares to commercialize any approved products and adds infrastructure and personnel to support its product development efforts and operations. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on Paratek’s stockholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of Paratek’s expenses and its ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, Paratek is unable to accurately predict the timing or amount of increased expenses or when, or if, it will be able to generate any revenues of achieve profitability. For example, Paratek’s expenses could increase if Paratek is required by the FDA, or other regulatory agencies outside the United States, to perform studies in addition to those that it currently expects to perform, or if there are any delays in completing Paratek’s currently planned clinical trials or in the development of any of its product candidates.

To become and remain profitable, Paratek must succeed in developing and commercializing products with significant market potential. This will require Paratek to be successful in a range of challenging activities for which Paratek is only in the pre-registration, pre-clinical and clinical stages, including developing product candidates, obtaining regulatory approval for them and manufacturing, marketing and selling those products for which Paratek may obtain regulatory approval. Paratek may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Even if Paratek achieves profitability in the future, Paratek may not be able to sustain profitability in subsequent periods. Paratek’s failure to become or remain profitable would depress its market value and could impair its ability to raise capital, expand its business, develop other product candidates or continue its operations.

Paratek will require substantial additional funding, which may not be available to Paratek on acceptable terms, or at all, and, if not available, may require Paratek to delay, scale back or cease its product development programs or operations.

Paratek is advancing its lead product candidate, omadacycline, through clinical development, and Paratek may, in the future, advance other product candidates into clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. Paratek currently plans to seek regulatory approval of omadacycline in two indications, and in order to obtain such regulatory approval, Paratek will be required to conduct clinical trials for each indication. Paratek will require funding to complete the development and initiate commercialization of omadacycline and to continue to advance the development of its other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict Paratek’s liquidity requirements, based upon its current operating plan, Paratek anticipates that its existing cash and cash equivalents, including the proceeds from the financing contemplated by the Subscription Agreement and anticipated milestone payments from its license agreement with Actavis, will enable Paratek to fund its operating expenses and capital expenditure requirements for at least the next 24 months. Because successful development of Paratek’s product candidates is uncertain, Paratek is unable to estimate the actual funds it will require to complete research and development and to commercialize its product candidates.

Paratek’s future funding requirements will depend on many factors, including but not limited to:

•	the progress of clinical development of omadacycline;

•	the number and characteristics of other product candidates that Paratek may pursue;

•	the scope, progress, timing, cost and results of research, preclinical development and clinical trials;

•	the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

•	the costs associated with manufacturing and establishing sales, marketing and distribution capabilities;

•	Paratek’s ability to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments Paratek may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;

•	Paratek’s need and ability to hire additional management, scientific, operations and medical personnel;

•	the effect of competing products that may limit market penetration of Paratek’s product candidates;

•	Paratek’s need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing of and success of Paratek’s existing licensing arrangements and any collaboration, licensing, or other arrangements into which Paratek may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements.

As of June 30, 2014, Paratek had cash and cash equivalents totaling $0.1 million, working capital deficit totaling $12.1 million and a stockholders’ deficit of $117.5 million. Paratek had a net loss of $3.5 million for the six months ended June 30, 2014.

If the financing contemplated by the Subscription Agreement is not consummated, Paratek will not have sufficient funds to continue its operations. There can be no assurance that Paratek would be successful in securing additional funds on acceptable terms. If additional funds are not available, Paratek may be forced to cease operations.

In addition, pursuant to the terms of Paratek’s senior secured promissory notes, the aggregate amount of principal outstanding became due and payable on June 30, 2014. As of June 30, 2014, the senior secured promissory notes had not been repaid. Under the Debt Conversion Agreement, Paratek has acknowledged that an event of default exists, and the lenders have agreed to forbear. If the financing contemplated by the Subscription Agreement is not consummated and the aggregate principal amount outstanding under, and all interest accrued on, the senior secured promissory notes is not converted into shares of Paratek common stock, as provided for in the Debt Conversion Agreement, the holders of the senior secured promissory notes may exercise their rights as secured lenders under such senior secured notes with respect to Paratek’s assets.

Until Paratek can generate a sufficient amount of product revenue to finance its cash requirements, which Paratek may never do, Paratek expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations and grant funding. If sufficient funds on acceptable terms are not available when needed, or at all, Paratek could be forced to significantly reduce operating expenses and delay, curtail or eliminate one or more of its development programs or its business operations.

Raising additional capital may cause dilution to Paratek’s stockholders, restrict its operations or require Paratek to relinquish rights.

To the extent that Paratek raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting Paratek’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Paratek raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, Paratek may have to relinquish valuable rights to its technologies, product candidates or future revenue streams or grant licenses on terms that are not favorable to Paratek. Paratek cannot assure you that it will be able to obtain additional funding if and when necessary. If Paratek is unable to obtain adequate financing on a timely basis, it could be required to delay, curtail or eliminate one or more, or all, of its development programs or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

Paratek’s independent registered public accounting firm has expressed doubt about Paratek’s ability to continue as a going concern.

Based on its cash balances, recurring losses since inception and existing capital resources to fund planned operations for a twelve month period, Paratek’s independent registered public accounting firm has included an explanatory paragraph in its report on Paratek’s financial statements as of and for the years ended December 31,

2012 and December 31, 2013 expressing substantial doubt about Paratek’s ability to continue as a going concern. Paratek will, during the remainder of 2014, require significant additional funding to continue operations, as provided by the Bridge Loan. If Paratek is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Risks Related to Regulatory Review and Approval of Paratek’s Product Candidates

If Paratek fails to obtain FDA approval of and to commercialize its product candidate, omadacycline, its business would be materially harmed.

Paratek has invested a significant portion of its time, financial resources and collaboration efforts in the development of its most advanced product candidate, omadacycline, a novel, broad-spectrum antibiotic. Accordingly, Paratek’s ability to generate revenue and its future success depends substantially on its ability to successfully obtain regulatory approval for and commercialize omadacycline. Paratek has completed one Phase 2 trial and one non-registration Phase 3 trial of the oral and IV formulations of omadacycline in complicated skin and skin structure infections (“cSSSI”). As is typical for Phase 2 trial designs, and the limited number of patients enrolled into the non-registration Phase 3 trial, neither of these studies were designed to have, nor have had, a sufficient number of patients to establish statistical non-inferiority compared to linezolid. In order to successfully obtain regulatory approval for omadacycline, Paratek is currently planning to conduct two Phase 3 clinical trials, one in ABSSSI and one in moderate to severe CABP. Prior to the FDA’s issuance of guidance in March 2010 for clinical trials of antibiotics for the treatment of serious bacterial skin infections, the initial disease indication Paratek was targeting was cSSSI, which was revised as a result of the FDA’s guidance to be ABSSSI. Paratek has written agreements with the FDA in the form of two separate special protocol assessment (“SPA”) agreements, one for ABSSSI and one for CABP, covering its planned Phase 3 trial designs. An SPA documents the FDA’s agreement that the design and planned analysis of the Phase 3 clinical trial reviewed under the SPA process, if the trial is successfully completed, will support an NDA submission. An SPA is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable benefit-risk profile, the data may serve as the primary basis for an efficacy claim in support of an NDA. However, SPA agreements are not a guarantee of approval of a product candidate or any permissible claims about the product candidate, and final determinations of approvability will not be made until the FDA completes its review of the entire NDA. Therefore, even if all the conditions of Paratek’s SPA agreements appear to be met, Paratek cannot predict whether the FDA will interpret the data and results in the same way that Paratek does, nor whether it will ultimately approve omadacycline for the treatment of ABSSSI and/or CABP.

Except for Paratek’s collaboration with Actavis for its product candidate, WC3035, Paratek is not currently developing any other product candidates.

If Paratek is unable to obtain FDA approval for and successfully commercialize omadacycline for ABSSSI, CABP or any other indication, Paratek may never realize revenue from this product candidate. As a result, Paratek’s business, financial condition and results of operations would be materially harmed.

If clinical trials for Paratek’s product candidate, omadacycline, are prolonged, delayed or stopped, Paratek may be unable to obtain regulatory approval and commercialize omadacycline on a timely basis, which would require Paratek to incur additional costs, raise additional capital and delay its receipt of any product revenue.

Paratek plans to commence a single Phase 3 trial of omadacycline for the treatment of CABP and a single Phase 3 trial of omadacycline for the treatment of ABSSSI, both anticipated to commence in the first half of 2015. Based on Paratek’s current expectations, Paratek anticipates completing these two registration trials in 2016 and, if the trials successfully meet their endpoints, submitting an NDA for the treatment of ABSSSI and CABP in 2017. However, Paratek does not know whether these planned clinical trials will be initiated or completed on schedule, if at all. The commencement of these planned clinical trials could be substantially delayed or prevented by several factors, including:

•	changes in the regulatory guidance for development in ABSSSI and CABP by FDA or other regulatory agencies regarding the scope or design of Paratek’s clinical trials;

•	the limited number of, and competition for, suitable sites to conduct Paratek’s clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as Paratek’s product candidates;

•	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

•	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

•	delay or failure to obtain sufficient supplies of the product candidate for Paratek’s clinical trials;

•	delay or failure to obtain sufficient supplies of the comparator antibiotic for Paratek’s clinical trials;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or clinical research organizations (“CROs”) or local regulatory authorities, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

•	delay or failure to obtain institutional review board (“IRB”)/ethics committee approval to conduct a clinical trial at a prospective site or within a specific region or country.

The completion of Paratek’s clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients;

•	lack of omadacycline efficacy evidenced during clinical trials;

•	termination of Paratek’s clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or clinical investigators to follow Paratek’s clinical trial protocols;

•	inability to monitor patients adequately during or after treatment by Paratek and/or Paratek’s CROs; and

•	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications during clinical trial testing.

In particular, Paratek’s ability to enroll patients in its clinical trials in sufficient numbers and on a timely basis will be subject to a number of factors, including the size of the patient population needed, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant indication and the eligibility criteria for the clinical trial. For example, in the planned Phase 3 clinical trials of omadacycline in ABSSSI and CABP patients who have previously taken potentially effective antibiotics for the treatment of an infection within 72 hours of receiving the first dose of study medication will be excluded from the ABSSSI trial and limited to no more than 25% of the total enrollment for the CABP trial. Depending upon a region’s or a clinical site’s standard of care for the administration of antibiotics, this could affect Paratek’s ability to enroll patients in these trials in a timely fashion.

Changes in regulatory requirements and guidance may also occur, and Paratek may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require Paratek to resubmit clinical trial protocols to regulatory agencies/IRBs/ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial. For example, Paratek stopped its previous Phase 3 trial of omadacycline after the FDA notified Paratek that its guidance relating to the conduct of studies in cSSSI would be modified to change the eligibility criteria, revise the disease indication from cSSSI to ABSSSI and change the primary efficacy endpoint for trials in this indication from a test of cure assessment to an early response assessment. As a result of these changes, Paratek chose to terminate enrollment in the previous Phase 3 trial and, following discussion with the FDA, design two new Phase 3 trials, one for ABSSSI and one for CABP, taking into account the revised FDA regulatory guidance. Paratek’s clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of Paratek’s clinical trial sites with respect to that site or Paratek due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or Paratek’s clinical protocols;

•	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

•	lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions; and

•	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of Paratek’s product candidates.

Any failure or significant delay in completing clinical trials for Paratek’s product candidates would adversely affect its ability to obtain regulatory approval and its commercial prospects and ability to generate product revenue will be diminished.

The results of previous clinical trials may not be predictive of future results, and the results of Paratek’s current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities.

Paratek currently has no products approved for sale and Paratek cannot guarantee that it will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and Paratek or any future partners may decide, or regulators may require Paratek, to conduct additional clinical or preclinical testing. Paratek will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before it can seek regulatory approvals for their commercial sale. Success in early stage clinical trials does not mean that future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through early stage clinical trials. Product candidates that have shown promising results in early-stage (pre-Phase 3) clinical trials may still suffer significant setbacks in subsequent registration clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is underway, well advanced or completed. Further, if omadacycline or Paratek’s other product candidates are found to be unsafe or lack efficacy, Paratek will not be able to obtain regulatory approval for them and its business would be harmed. A number of companies in the pharmaceutical industry, including those with greater resources and experience than Paratek, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier stage clinical trials.

Paratek’s randomized Phase 2 and Phase 3 non-registration clinical trials of omadacycline were completed prior to the FDA’s change in its guidance regarding the endpoints for clinical trials in serious skin infections from a test of cure (“TOC”) endpoint to an early response endpoint. Paratek’s results in its randomized Phase 2 and Phase 3 non-registration clinical trials of omadacycline in cSSSI, which evaluated the response of serious skin infections to omadacycline at the TOC, may not be predictive of the results to be obtained in its proposed Phase 3 clinical trials of omadacycline in ABSSSI or in other indications such as CABP, which will evaluate the response of serious skin infections and moderate-to-severe CABP to omadacycline using the early response endpoint. Because these earlier trials did not enroll a sufficient number of patients to achieve statistical significance, the retrospective analyses of early response endpoints for these trials may not be indicative of the performance or success of omadacycline in larger registration studies in ABSSSI or in CABP. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size, type and geographic distribution of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Paratek does not know whether any Phase 2, Phase 3 or other clinical trials it or any of its collaborators may conduct, or have conducted in the past, will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market its product candidates.

Further, Paratek’s and its partners’ product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with Paratek’s trial design and its interpretation of data from preclinical studies and clinical trials even when Paratek has SPA agreements. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than Paratek requests or may grant approval contingent on the performance of costly post-marketing clinical trials. In addition, the FDA or other non-U.S. regulatory authorities may not approve the labeling claims that Paratek believes would be supported by the clinical data, or be necessary or desirable for the successful commercialization of its product candidates.

The regulatory approval process is expensive, time consuming and uncertain and may prevent Paratek or its partners from obtaining approvals for the commercialization of any, some or all of Paratek’s product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other U.S. and non-U.S. regulatory authorities, which regulations differ from country to country. Paratek is not permitted to market its product candidates in the United States or in other countries until it receives approval of an NDA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Paratek’s product candidates, omadacycline and WC3035, are still in development and are subject to the risks of failure inherent in drug development. Neither Paratek nor its partners have submitted an application for or received marketing approval for any of Paratek’s product candidates. Paratek has limited experience in conducting and managing Phase 3 clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and non-U.S. regulatory requirements may, either before or after product approval, if any, subject Paratek to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

The FDA and foreign regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be deemed safe or effective;

•	the results may not confirm the positive results from earlier preclinical studies or earlier stage clinical trials;

•	regulatory agencies may not find the data from preclinical studies and clinical trials sufficient;

•	regulatory agencies might not approve Paratek’s third-party manufacturer’s processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect Paratek’s ability to generate revenue from omadacycline or any other particular product candidate, which likely would result in significant harm to Paratek’s financial position. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which Paratek may market the product. These limitations may limit the size of the market opportunity for the product.

Even if Paratek or its partners obtain regulatory approvals for its product candidates, the terms of approvals and ongoing regulation of its products may limit how Paratek manufactures and markets its product candidates, which could materially impair Paratek’s ability to generate revenue.

Once regulatory approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and regulation. Any approved product may only be promoted for its approved uses. In addition, if the FDA and/or non-U.S. regulatory authorities approve any of Paratek’s product candidates, among other things, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive regulatory requirements. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices (“cGMP”) regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. As such, Paratek and its contract manufacturers will be subject to ongoing review and periodic inspections to assess compliance with cGMPs. Accordingly, assuming regulatory approval for one or more of Paratek’s product candidates, Paratek and others with whom it works will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture Paratek’s products. Paratek and its partners will also be required to report adverse reactions and production problems, if any, to the FDA and to comply with requirements concerning, among other things, advertising and promotion for its products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, Paratek will not be able to promote its products for indications or uses for which they are not approved. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, it may impose restrictions on that product, Paratek or its partners, including requiring withdrawal of the product from the market. If Paratek fails to comply with the regulatory requirements of the FDA and other U.S. and non-U.S. regulatory authorities, or if previously unknown problems with its products, manufacturers or manufacturing processes are discovered, Paratek could be subject to significant penalties.

If Paratek is not able to maintain regulatory compliance, Paratek would likely not be permitted to manufacture and market any future product candidates and may not achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on Paratek’s operating results and financial condition.

Paratek’s product candidates may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although Paratek’s product candidates, omadacycline and WC3035, have undergone or will undergo safety testing in laboratory animals, not all adverse effects of drugs can be predicted or anticipated from these preclinical safety and toxicology studies. Unforeseen side effects from either of Paratek’s product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed. Each of omadacycline and WC3035 are still in clinical development, and Paratek’s other product candidates, which are in the pre-clinical phase, are not currently being further developed. Many of the most widely used current antibiotics are associated with treatment-limiting adverse events, including in some instances, kidney damage, allergic reactions or sudden cardiovascular death due to cardiac arrhythmia. While clinical trials to date for omadacycline and WC3035 appear to have shown a favorable safety profile, the results from the Phase 3 registration trials may not confirm these preliminary observations. The results of future clinical trials may show that Paratek’s product candidates, including omadacycline, cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings or potential product liability claims. If any of Paratek’s product candidates receives marketing approval and Paratek or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	Paratek may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	Paratek may be subject to limitations on how it may promote the product;

•	sales of the product may decrease significantly;

•	regulatory authorities may require Paratek or its partners to take its approved product off the market;

•	Paratek may be subject to litigation or product liability claims; and

•	Paratek’s reputation may suffer.

Any of these events could prevent Paratek, its current partners or its potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent Paratek from generating significant revenue from the sale of its products.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for Paratek’s products, it is less likely that Paratek’s products will be widely used.

Even if Paratek’s product candidates are approved for sale by the appropriate regulatory authorities, market acceptance and sales of these products will depend on coverage and reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish reimbursement levels. Paratek cannot be certain that coverage will be available and reimbursement will be adequate for any products that Paratek or its partners develops. Also, Paratek cannot be certain that coverage and reimbursement policies will not reduce the demand for, or the price paid for, Paratek’s or its partners’ products. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all of part of the costs associated with their prescription drugs. Patients are unlikely to use Paratek’s products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such products. Therefore, if coverage is not available or reimbursement is limited basis, Paratek and its partners may not be able to successfully commercialize any of its approved products.

The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover Paratek’s product candidates could reduce physician utilization of Paratek’s products once approved. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Paratek to maintain price levels sufficient to realize an appropriate return on Paratek’s investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require Paratek to provide scientific and clinical support for the use of Paratek’s products to each payor separately and will be a time-consuming process.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Paratek’s or its partners’ ability to sell any of its future approved products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. Paratek expects to experience pricing pressures in connection with the sale of any products that Paratek or its partners develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “ACA”), became law in the United States. The stated goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While Paratek cannot predict what impact on federal reimbursement policies this legislation will have in general or on its business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price Paratek may charge for, any products that Paratek or its partners develop that receive regulatory approval. Paratek also cannot predict the impact of ACA on Paratek as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which regulations are currently being promulgated. Additionally, ACA established the federal Physician Payments Sunshine Act, which requires certain pharmaceutical manufacturers to document and annually report to the Centers for Medicare and Medicaid Services (“CMS”) certain payments and transfers of value by them and in some cases their distributors to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If Paratek ever obtains regulatory approval and commercialization of omadacycline, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on its customers and accordingly, its financial operations.

If Paratek does not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation by extending the term of patents covering each of Paratek’s product candidates, Paratek’s business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of Paratek’s product candidates, one or more of Paratek’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, Paratek may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than Paratek requests. If Paratek is unable to obtain patent term extension or the term of any such extension is less than Paratek requests, the period during which Paratek can enforce its patent rights for that product may not extend beyond the current patent expiration dates and Paratek’s competitors may obtain approval to market competing products sooner. As a result, Paratek’s revenue could be reduced, possibly materially.

If Paratek or its partners market products in a manner that violates fraud and abuse and other healthcare laws, or if Paratek or its partners violate government price reporting laws, Paratek or its partners may be subject to administrative civil and/or criminal penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include, among others, false claims and anti-kickback statutes. At such time, if ever, as Paratek or any of its partners market any of its future approved products, it is possible that some of the business activities of Paratek and/or its partners could be subject to challenge under one or more of these laws.

Federal false claims, false statements and civil monetary penalties laws prohibit, among others, any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor.

In addition, Paratek and/or its partners may be subject to data privacy and security regulation, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, which impose specified requirements relating to the privacy, security and transmission of individually identifiable health information.

Most states also have statutes or regulations similar to these federal laws, which may apply to items such as pharmaceutical products and services reimbursed by private insurers. Paratek and/or its partners may be subject to administrative, civil and criminal sanctions for violations of any of these federal and state laws. Pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

Risks Related to Paratek’s Business

Paratek faces significant competition and if Paratek’s competitors develop and market products that are more effective, safer or less expensive than its product candidates, Paratek’s commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive and subject to rapid and significant technological change. Paratek is currently developing therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products that Paratek may develop in the future are also likely to face competition from other drugs and therapies, some of which Paratek may not currently be aware. Paratek has competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of Paratek’s competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than Paratek does. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical products. These companies also have significantly greater research, development and marketing capabilities than Paratek does and may also have products that have been approved or are in late stages of development, and collaborative arrangements in Paratek’s target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Paratek develops obsolete or less competitive. As a result of all of these factors, Paratek’s competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing antibiotics before Paratek does so for any of its product candidates.

In July 2012, the U.S. Congress passed, and President Obama signed, the FDASIA, which included the GAIN Act. The GAIN Act is intended to provide incentives for the development of new, qualified infectious disease products. These incentives may result in more competition in the market for new antibiotics and may cause pharmaceutical and biotechnology companies with more resources than Paratek has to shift their efforts toward the development of products that could be competitive with Paratek’s product candidates.

The competition in the market for antibiotics like omadacycline is intense. If approved, a number of Paratek’s product candidates, including omadacycline, will face competition from commercially available antibiotics such as vancomycin, marketed as a generic by Abbott Laboratories and others; daptomycin, marketed by Cubist Pharmaceuticals, Inc. as Cubicin; dalbavancin, recently approved and marketed by Durata Therapeutics, Inc. as Dalvance; oritavancin, recently approved and marketed by The Medicines Company as Orbactiv; tedizolid, marketed as Sivextro by Cubist Pharmaceuticals, Inc.; linezolid, marketed by Pfizer Inc. as Zyvox; ceftaroline, marketed by Forest Laboratories, Inc. as Teflaro; tigecycline, marketed by Pfizer Inc. as Tygacil; and telavancin, marketed by Theravance, Inc. as Vibativ. Vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic IV form. Vancomycin, daptomycin, quinupristin/dalfopristin, trimethoprim/sulfamethoxazole, ceftaroline, tigecycline, linezolid and telavancin are all approved treatments for serious gram-positive infections such as ABSSSI. Additionally, ceftaroline is approved for CABP; moxifloxacin is approved for CABP, intra-abdominal infections, acute exacerbations of chronic bronchitis and acute bacterial sinusitis; levofloxacin and ceftriaxone are approved for many of the same uses as moxifloxacin as well as for urinary tract infections; azithromycin and clarithromycin are primarily approved for upper and lower respiratory tract infections, including CABP; daptomycin is an approved treatment for cSSSI and bacteremia; tigecycline is an approved treatment for cSSSI, CABP and intra-abdominal infections; linezolid is an approved treatment for pneumonia; and vancomycin is an approved treatment for both bacteremia and pneumonia. If Paratek is unable to obtain regulatory approval of omadacycline for some or all of the indications for which Paratek’s competitors are approved, Paratek may not be able to compete effectively with such antibiotics.

In addition, if approved, omadacycline may face additional competition from antibiotics currently in clinical development. Other antibiotics currently in development include ceftobiprole, under development by Basilea Pharmaceutical AG and approved in Canada and Switzerland; solithromycin, under development by Cempra, Inc.; NXL-103, under development by AstraZeneca PLC; eravacycline, under development by Tetraphase Pharmaceuticals; and delafloxacin and radezolid, under development by Melinta Pharmaceuticals, Inc.; JNJ-Q2, under development by Furiex; and BC-3781 under development by Nabriva, which, if approved, would compete in the antibiotic market. In addition, Paratek’s product candidates may each face competition from product candidates that could receive regulatory approval before Paratek’s product candidates in countries outside the United States and the European Union. If Paratek is unable to demonstrate points of differentiation between its product candidates and competing products and product candidates, Paratek will not be able to successfully commercialize its product candidates, Paratek’s commercial opportunities will be negatively impacted and Paratek’s results of operations will suffer.

Paratek and its partner, Actavis, will also face competition in the acne and rosacea markets where generic tetracyclines such as doxycycline and minocycline are available in every market around the world. Branded generic versions are sold by Galderma for rosacea (Oracea, doxycycline low dose) and Valeant (Solodyn, minocycline sustained release) for acne.

In addition, many universities and private and public research institutes may become active in Paratek’s target indications. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Paratek believes that its ability to successfully compete will depend on, among other things:

•	the results of Paratek’s and its partners’ clinical registration trials, in particular its two Phase 3 registration trials for omadacycline—one in ABSSSI and one in CABP;

•	Paratek’s and its partners’ ability to recruit and enroll patients for its clinical trials;

•	the efficacy, safety and reliability of Paratek’s and its partners’ product candidates;

•	Paratek’s and its partners’ ability to reliably manufacture any of its formulations;

•	the speed at which Paratek and its partners develops its product candidates;

•	Paratek’s and its partners’ ability to commercialize and market, or find partners to help or exclusively commercialize and market, any of its product candidates that receive regulatory approval;

•	Paratek’s and its partners’ ability to design and successfully execute appropriate clinical trials;

•	Paratek’s and its partners’ ability to maintain a productive relationship with regulatory authorities;

•	the timing and scope of regulatory approvals;

•	the effectiveness of Paratek’s, its current partners’ or any future partners’ marketing and sales capabilities;

•	the price of Paratek’s products;

•	coverage and adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	Paratek’s and its partners’ ability to protect and maintain intellectual property rights related to its product candidates;

•	Paratek’s and its partners’ ability to manufacture and sell commercial quantities at a reasonable cost of any approved products to the market; and

•	acceptance of any approved products by physicians and other health care providers.

If Paratek’s competitors market products that are more effective, safer or less expensive than Paratek’s future products, if any, or that reach the market sooner than Paratek’s or any of its partners’ future products, if any, Paratek may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If Paratek fails to stay at the forefront of technological change, Paratek may be unable to compete effectively. Technological advances or products developed by Paratek’s competitors may render its technologies or product candidates obsolete, less competitive or not economical.

In addition, in the event that Paratek’s or any of its partners’ products receives regulatory approval, price competition may inhibit the acceptance of omadacycline, physicians may be reluctant to switch from existing products to Paratek’s products, physicians may switch to other newly approved drug products or physicians may choose to reserve Paratek’s products for use in limited circumstances.

If the FDA or other applicable regulatory authorities approve generic products that compete with any of Paratek’s or any of its partners’ product candidates, or if existing generic antibiotics are viewed as being equally effective to Paratek’s or any of its partners’ product candidates, the sales of Paratek’s product candidates would be adversely affected.

Once an NDA or marketing authorization application outside the United States is approved, the product covered thereby becomes a “listed drug” that can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (“ANDA”) in the United States. Agency regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes in the United States and in nearly every pharmaceutical market around the world. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use, or labeling, as Paratek’s product candidate and that the generic product is bioequivalent to Paratek’s, meaning it is absorbed in the body at the same rate and to the same extent as Paratek’s product candidate. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than Paratek’s to bring to market, and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to Paratek’s or any of its partners’ future products, if any, would materially adversely impact Paratek’s future revenue, profitability and cash flows and substantially limit its ability to obtain a return on the investments Paratek has made in its or any of its partners’ product candidates, including omadacycline. For example, vancomycin has been available in generic form for many years, and Zyvox (linezolid) is expected to become available in generic form when the patents covering it expire in 2015. Paratek cannot yet ascertain what impact these generic products and any future approved generic products will have on any sales of omadacycline, if approved.

The success of Paratek’s business may be dependent on the actions of Paratek’s collaborative partners.

An element of Paratek’s business and funding strategy is to enter into collaborative arrangements with established pharmaceutical and biotechnology companies who will finance or otherwise assist in the development, manufacture and marketing of products incorporating Paratek’s technology, and who also provide Paratek with funding in the form of milestone payments for progress in clinical development or regulatory approval. Paratek anticipates deriving revenue from research and development fees, license fees, milestone payments and royalties from collaborative partners. For example, Paratek has licensed rights to WC3035 for the treatment of acne and rosacea in the United States to Actavis, and Actavis is responsible for all clinical development, registration and commercialization of WC3035 for the treatment of acne.

Accordingly, Paratek’s prospects will depend in part upon its ability to attract and retain collaborative partners and to develop technologies and products that achieve the criteria for milestone payments and that meet the requirements of prospective collaborative partners. When Paratek collaborates with a third party for development and commercialization of a product candidate, Paratek can expect to relinquish some or all of the control over the future success of that product candidate to the third party. In addition, Paratek’s collaborative partners may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms. Paratek cannot assure you that it will be successful in establishing or maintaining collaborative arrangements on acceptable terms or at all, that collaborative partners will not terminate funding before completion of projects, that its product candidates will achieve the criteria for milestone payments, that its collaborative arrangements will result in successful product commercialization, or that it will derive any revenue from such arrangements. For example, Paratek previously entered into a collaboration with Novartis International Pharmaceutical Ltd. (“Novartis”) for the development of omadacycline, which was terminated. To the extent that Paratek is not able to develop and maintain collaborative arrangements, Paratek would need substantial additional capital to undertake research, development and commercialization activities on its own, Paratek may be forced to limit the number of its product candidates it can commercially develop or the territories in which it commercializes them, and Paratek might fail to commercialize products or programs for which a suitable collaborator cannot be found.

Reliance on collaborative relationships poses a number of risks, including the following:

•	Paratek’s collaborators may not perform their obligations as expected or obligated or in compliance with applicable laws;

•	the prioritization, amount and timing of resources dedicated by Paratek’s collaborators to their respective collaborations with Paratek is not under Paratek’s control;

•	some product candidates discovered in collaboration with Paratek may be viewed by Paratek’s collaborators as competitive with their own product candidates or products;

•	Paratek’s collaborators may elect not to proceed with the development of product candidates that Paratek believes to be promising;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation, or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for Paratek with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	some of Paratek’s collaborators might develop independently, or with others, products that could compete with Paratek’s products;

•	following Actavis’ recent acquisition of Forest Laboratories, Paratek believes that the combined entities will be conducting an internal portfolio review of their combined programs, the results of which may affect the development timelines or their commitment to continue advancement of WC3035 into Phase 3 clinical trials;

•	a delay in the development timelines for WC3035 would result in a potential loss of development milestones and future royalties (if any) from the partnership; and

•	if the rights to WC3035 are returned to Paratek, Paratek will need to establish a new development partnership or raise additional funds to develop WC3035 internally. There can be no assurance that Paratek would be able to raise such additional funds on acceptable terms.

If Paratek is not able to establish and sustain additional partnerships, it may have to alter its development and commercialization plans, which could harm its business.

Paratek anticipates that it will require additional funding to complete the NDA and the European Medicines Agency (“EMA”) Market Authorization Application (“MAA”) registration filings and commercialization of omadacycline and to continue the development of any of its other product candidates. For some of Paratek’s product candidates, it may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates, as Paratek has done with Actavis for WC3035 for United States regulatory filing and approval and commercialization rights.

Paratek faces significant competition in seeking appropriate collaborators. Whether or not Paratek reaches a definitive agreement for a collaboration will depend, among other things, upon Paratek’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the patent position protecting the product candidate, the potential of competing products, the need to seek licenses or sub-licenses to third-party intellectual property and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Paratek for its product candidate. Paratek may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Paratek may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Paratek is unable to do so, it may delay completion of development, filing for approval and/or potential commercialization or reduce the scope of any sales or marketing activities or Paratek may need to increase its expenditures and undertake development or commercialization activities at its own expense. If Paratek elects to increase its expenditures to fund development, registration or commercialization activities on its own, Paratek may need to obtain additional capital, which may not be available to Paratek on acceptable terms or at all. If Paratek does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue. Further, even if Paratek is able to enter into collaborations, it must be able to sustain a mutually beneficial working relationship with its collaborators in order to achieve the intended benefits of those collaborations. In the past, certain of Paratek’s collaborators, including Novartis, have terminated their partnering relationships with Paratek due to delays and uncertainties in connection with the FDA regulatory pathway for approval of omadacycline for the ABSSSI and CABP indications. This past history may affect Paratek’s ability to attract and enter into collaboration arrangements with future partners or collaborators for the development of omadacycline.

Paratek relies and will continue to rely on outsourcing arrangements for manufacturing of its product candidates. Reliance on third-party manufacturers could cause delays of approval or commercialization of Paratek’s products, higher costs and Paratek’s failure to meet demand for its products.

Paratek does not currently own or operate manufacturing facilities for the production of any of its product candidates, nor does Paratek intend to manufacture the pharmaceutical products that it plans to sell. Paratek currently depends on third-party contract manufacturers for the supply of the active pharmaceutical ingredients for its product candidates, including drug substance for its preclinical research and clinical trials. To date, Paratek has obtained starting materials for its supply of omadacycline from a limited number of third-party manufacturers and have purchased all of its drug supplies on a purchase order basis. Paratek intends to enter into long term supply agreements with these manufacturers for commercial supplies. Paratek is currently in discussions with these and other third-party manufacturers for clinical trial and commercial supplies. Paratek may not be able to reach agreement with any of these contract manufacturers, or to identify and reach arrangement on satisfactory terms with other contract manufacturers, to manufacture omadacycline or any of its other product candidates. Additionally, Paratek anticipates that the facilities used by any contract manufacturer to manufacture any of Paratek’s product candidates will be the subject of an inspection before the FDA and other regulatory authorities approve an NDA or marketing authorization for the product candidate manufactured at that facility. Paratek will depend on these third-party manufacturing partners for compliance with the FDA’s requirements for manufacture of Paratek’s finished products. If Paratek’s manufacturers cannot successfully manufacture material that conforms to Paratek’s specifications and the FDA and other regulatory authorities’ cGMP requirements, Paratek’s product candidates will not be approved or, if already approved, may be subject to recalls. While third-party manufacturers of Paratek’s product candidates, including omadacycline, have previously passed FDA and other regulatory agency inspections, Paratek cannot provide assurance that they will pass such inspections in the future.

Reliance on third-party manufacturers entails risks to which Paratek would not be subject if Paratek manufactured the product candidates itself, including:

•	the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond Paratek’s control;

•	the possibility of termination or nonrenewal of the agreements by the third parties before Paratek is able to arrange for a qualified replacement third-party manufacturer;

•	the possibility that Paratek may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet Paratek’s manufacturing needs; and

•	the possibility that the third parties may not be able to respond adequately to unexpected changes in demand forecasts which may result in either lost revenue or excessive inventory with decreasing shelf-life.

Any of these factors could cause the delay of approval or commercialization of Paratek’s products, cause Paratek to incur higher costs or prevent Paratek from commercializing its product candidates successfully. Furthermore, if any of Paratek’s product candidates are approved and contract manufacturers fail to continuously meet FDA compliance standards or fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and Paratek is unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, Paratek would likely be unable to meet demand for its products and could lose potential revenue. It may take one or more years to establish an alternative source of supply for Paratek’s product candidates and to have any such new source approved by the FDA or any other relevant regulatory authorities.

Paratek currently has no marketing, sales or distribution infrastructure with respect to its product candidates. If Paratek is unable to develop its sales, marketing and distribution capability on its own or through collaborations with marketing partners, Paratek will not be successful in commercializing its product candidates.

Paratek currently has no marketing, sales or distribution capabilities and has limited sales or marketing experience within its organization. If Paratek’s product candidate omadacycline is approved, Paratek intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize omadacycline, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of omadacycline. In addition, Paratek may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that Paratek intends to target. Any failure or delay in the development of Paratek’s internal sales, marketing and distribution capabilities would adversely impact the commercialization of omadacycline.

With respect to Paratek’s existing and future product candidates, Paratek may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or as an alternative to Paratek’s own sales force and distribution systems. To the extent that Paratek enters into co-promotion or other licensing arrangements, Paratek’s product revenue may be lower than if it directly marketed or sold any approved products. In addition, any revenue Paratek receives will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within Paratek’s control. If Paratek is unable to enter into these arrangements on acceptable terms or at all, Paratek may not be able to successfully commercialize any approved products. If Paratek is not successful in commercializing any approved products, either on its own or through collaborations with one or more third parties, Paratek’s future product revenue will suffer and it may incur significant additional losses.

Independent clinical investigators and CROs that Paratek engages to conduct its clinical trials may not devote sufficient time or attention to Paratek’s and its partners’ clinical trials or be able to repeat their past success.

Paratek expects to depend on independent clinical investigators and CROs to participate in and conduct its clinical trials, including its planned Phase 3 trials of omadacycline in ABSSSI and CABP. CROs may also assist Paratek and its partners in the collection and analysis of data. There are a limited number of third-party service providers that specialize or have the expertise required to achieve Paratek’s business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in Paratek’s or its partners’ development programs. These investigators and CROs will not be Paratek’s employees, and Paratek will not be able to control, other than by contract, the amount of resources, including time, that they devote to Paratek’s product candidates and clinical trials. If independent investigators fail to devote sufficient resources to the development of Paratek’s product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that Paratek and its partners develop. In addition, the use of third-party service providers requires Paratek to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA requires that Paratek and its partners comply with standards, commonly referred to as current Good Clinical Practice for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, safety, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to Paratek or comply with current Good Clinical Practices could adversely affect the clinical development of Paratek’s product candidates and harm its business.

Paratek’s success is currently dependent on the successful development and commercialization of its product candidate, omadacycline.

Paratek’s success is currently dependent on the successful development and commercialization of its product candidate, omadacycline. Paratek’s other product candidate, WC3035, is currently being developed by Actavis, and following Actavis’ recent acquisition of Forest Laboratories, Paratek believes that the combined entities will be conducting an internal portfolio review of their combined programs, the results of which may affect the development timelines or their commitment to continue advancement of the sarecycline program into Phase 3 clinical trials. Paratek is not currently developing any of its other product candidates which are in the pre-clinical phase. If omadacycline is not successfully developed and commercialized, and WC3035 is not successfully developed and commercialized by Actavis, unless Paratek in the future decides to pursue the development of any other product candidates, Paratek will not have any product candidates under development from which it might generate revenue. Paratek currently has no such plans to develop any other product candidates and will need additional financing to fund such development should Paratek decide to do so in the future. There can be no assurance that Paratek will be able to secure such financing on terms acceptable to Paratek if at all.

Even if approved, if omadacycline or WC3035 does not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, Paratek’s revenue generated from their sales will be limited.

The commercial success of Paratek’s product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of Paratek’s product candidates will depend on a number of factors, including:

•	limitations or warnings contained in a product candidate’s FDA-approved or foreign regulatory agencies’-approved labeling;

•	changes in the standard of care for the targeted indications for any of Paratek’s product candidates;

•	limitations in the approved clinical indications for Paratek’s product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	sales, marketing and distribution support;

•	availability of coverage and adequate reimbursement from governmental or private third-party payors, such as Medicare or managed care plans;

•	timing of market introduction and perceived effectiveness of competitive products;

•	the degree of cost-effectiveness of Paratek’s product candidates;

•	availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;

•	the extent to which the product candidate is approved for inclusion on formularies of hospitals, and third-party payors, including managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	adverse publicity about Paratek’s product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of Paratek’s products; and

•	potential product liability claims.

If Paratek’s product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, Paratek and its partners may not generate sufficient revenue from these products, and Paratek may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of Paratek’s product candidates may require significant resources and may never be successful.

Even if Paratek obtains FDA approval of omadacycline or any other product candidate Paratek may in the future develop, Paratek or its partners may never obtain approval or commercialize its products outside of the United States, which would limit Paratek’s ability to realize their full market potential.

In order to market any products outside of the United States, Paratek must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for Paratek and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Paratek’s products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, Paratek’s failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Paratek and its partners do not have any product candidates approved for sale in any jurisdiction, including international markets, and Paratek does not have experience in obtaining regulatory approval in international markets. If Paratek or its partners fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, Paratek’s target market will be reduced and its ability to realize the full market potential of its products will be harmed. Further, while Paratek has obtained SPA agreements with the FDA for its Phase 3 registration trial designs for omadacycline in ABSSSI and CABP, these agreements are not binding with any international regulatory authorities.

Bacteria might develop resistance to any of Paratek’s antibiotic product candidates, which would decrease the efficacy and commercial viability of those product candidates.

Drug resistance is primarily caused by the genetic mutation of bacteria resulting from sub-optimal exposure to antibiotics where the drug does not kill all of the bacteria. While antibiotics have been developed to treat many of the most common infections, the extent and duration of their use worldwide has resulted in new mutated strains of bacteria resistant to current treatments. Paratek’s product candidate omadacycline, is being developed to treat patients infected with drug-resistant bacteria. If physicians, rightly or wrongly, associate the resistance issues of older generations of tetracyclines with Paratek’s product candidates, physicians might not prescribe Paratek’s product candidate for treating a broad range of infections. In addition, bacteria might develop resistance to Paratek’s product candidate if they are improperly dosed or following years of repeated use, causing the efficacy of Paratek’s product candidate to decline, which would negatively affect Paratek’s potential to generate revenue from those product candidates.

If any product liability lawsuits are successfully brought against Paratek or any of its collaborative partners, Paratek may incur substantial liabilities and may be required to limit commercialization of its product candidates.

Paratek faces an inherent risk of product liability lawsuits related to the testing of its product candidates in seriously ill patients and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against Paratek or its partners by participants enrolled in Paratek’s clinical trials, patients, health care providers or others using, administering or selling any of Paratek’s future approved products. If Paratek cannot successfully defend itself against any such claims, it may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any of Paratek’s future approved products;

•	injury to Paratek’s reputation;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	diversion of management and scientific resources from Paratek’s business operations; and

•	the inability to commercialize Paratek’s product candidates.

If any of Paratek’s product candidates are approved for commercial sale, Paratek will be highly dependent upon consumer perceptions of Paratek and the safety and quality of its products. Paratek could be adversely affected if it is subject to negative publicity. Paratek could also be adversely affected if any of its products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Also, because of Paratek’s dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of Paratek’s products or any similar products distributed by other companies could have a material adverse impact on Paratek’s results of operations.

Paratek currently holds $10.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $10.0 million, which may not be adequate to cover all liabilities that Paratek may incur. Paratek may need to increase its insurance coverage when it begins the commercialization of its product candidates. Insurance coverage is becoming increasingly expensive. As a result, Paratek may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect Paratek against losses that could have a material adverse effect on its business. These liabilities could prevent or interfere with Paratek’s product development and commercialization efforts. A successful product liability claim or series of claims brought against Paratek, particularly if judgments exceed Paratek’s insurance coverage, could decrease Paratek’s cash resources and adversely affect its business, financial condition and results of operation.

If Paratek fails to attract and retain key management and scientific personnel, Paratek may be unable to successfully develop or commercialize its product candidates.

Paratek’s industry has experienced a high rate of turnover of management personnel in recent years. Paratek is to some extent dependent on the members of its senior management team, such as Michael F. Bigham, its Chief Executive Officer and the Chairman of the Board, and Evan Loh, M.D., its President and Chief Medical Officer, for its business success. The employment agreements with Paratek’s senior management team can be terminated by Paratek or them at any time, with notice. The departure of any of Paratek’s executive officers could result in a significant loss in the knowledge and experience that Paratek, as an organization, possesses and could cause significant delays, or outright failure, in the execution of its strategies and development and approval of its product candidates.

Replacing key personnel may be difficult and may take an extended period of time. In addition, Paratek will need to expand and effectively manage its managerial, operational, financial, developmental and other resources in order to successfully pursue its research, development and commercialization efforts for its existing and future product candidates. Paratek’s success depends in part on its continued ability to attract, retain and motivate highly qualified management, development and clinical personnel. Paratek may not be able to attract or retain such qualified personnel due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If Paratek is not able to attract and retain the necessary personnel to accomplish its business objectives, it may experience constraints that will impede significantly its development objectives and timelines, its ability to raise additional capital and its ability to implement its business strategy.

Paratek has scientific and clinical advisors who assist Paratek in formulating its development and clinical strategies. These advisors are not Paratek’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Paratek. Typically, these advisors will not enter into non-compete agreements with Paratek. If a conflict of interest arises between their work for Paratek and their work for another entity, Paratek may lose their services. In addition, Paratek’s advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Paratek’s own products or technologies.

Paratek will need to grow its organization, and Paratek may experience difficulties in managing this growth, which could disrupt its operations.

As of June 30, 2014, Paratek had 11 full-time employees. Assuming Paratek receives the funding contemplated by the Subscription Agreement, as Paratek’s development and commercialization plans and strategies develop, it expects to expand its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, Paratek’s management may need to divert a disproportionate amount of their attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. Paratek may not be able to effectively manage the expansion of its operations that may result in weaknesses in its infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Paratek’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If Paratek’s management is unable to effectively manage its expected growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and Paratek may not be able to implement its business strategy. Paratek’s future financial performance and its ability to commercialize omadacycline and its other product candidates and compete effectively with others in its industry will depend, in part, on its ability to effectively manage any future growth.

Paratek’s and its partners’ business may become subject to economic, political, regulatory and other risks associated with international operations.

Paratek’s business is subject to risks associated with conducting business internationally, in part due to a number of its suppliers and collaborative and clinical trial relationships being located outside the United States. Accordingly, Paratek’s future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation or political instability, in particular foreign economies and markets;

•	differing regulatory requirements for drug approvals in foreign countries;

•	differing regulatory requirements for drug product pricing and reimbursement;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing foreign operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires.

These risks may materially adversely affect Paratek’s ability to attain or sustain profitable operations.

If Paratek does not comply with laws regulating the protection of the environment and health and human safety, Paratek’s business could be adversely affected.

Paratek’s research and development involves the use of potentially hazardous materials and chemicals. Paratek’s operations may have produced hazardous waste products. Although Paratek believes that its safety procedures for handling and disposing of these materials complied with the standards mandated by local, state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. Paratek has also been subject to numerous environmental, health and workplace safety laws and regulations and fire and building codes, including those governing laboratory procedures, exposure to blood-borne pathogens, use and storage of flammable agents and the handling of biohazardous materials. Although Paratek has always maintained workers’ compensation insurance as prescribed by the Commonwealth of Massachusetts to cover Paratek for costs and expenses it may incur due to injuries to its employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Paratek does not maintain insurance for environmental liability or toxic tort claims that may be asserted against Paratek. Additional federal, state and local laws and regulations affecting Paratek’s operations may be adopted in the future. Paratek may incur substantial costs to comply with, and substantial fines or penalties if Paratek violates, any of these laws or regulations.

Paratek’s employees, contractors and partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

Paratek is exposed to the risk of fraud or other misconduct by its employees, contractors or partners. Misconduct by these parties could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data timely, completely or accurately or to disclose unauthorized activities to Paratek. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Third-party misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Paratek’s reputation. It is not always possible to identify and deter misconduct, and the precautions Paratek takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Paratek from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Paratek resulting from this misconduct, and Paratek is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

Paratek enters into various contracts in the normal course of its business in which Paratek indemnifies the other party to the contract. In the event Paratek has to perform under these indemnification provisions, it could have a material adverse effect on its business, financial condition and results of operations.

In the normal course of business, Paratek periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to Paratek’s academic and other research agreements, Paratek typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which Paratek has secured licenses, and from claims arising from Paratek’s or its sublicensees’ exercise of rights under the agreement. With respect to Paratek’s commercial agreements, Paratek indemnifies its vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, Paratek indemnifies them from claims arising from the good faith performance of their services.

Should Paratek’s obligation under an indemnification provision exceed applicable insurance coverage or if Paratek were denied insurance coverage, Paratek’s business, financial condition and results of operations could be adversely affected. Similarly, if Paratek is relying on a collaborator to indemnify Paratek and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify Paratek, its business, financial condition and results of operations could be adversely affected.

Paratek’s business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, Paratek’s internal computer systems, and those of its CROs, its partners and other third parties on which Paratek relies, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. In addition, Paratek’s systems safeguard important confidential personal data regarding its subjects. If a disruption event were to occur and cause interruptions in Paratek’s operations, it could result in a material disruption of its drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in Paratek’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to Paratek’s data or applications, or inappropriate disclosure of confidential or proprietary information, Paratek could incur liability and the further development of omadacycline and other product candidates could be delayed.

Risks Related to Paratek’s Intellectual Property

If Paratek is unable to obtain and enforce patent protection for its product candidates and related technology, Paratek’s business could be materially harmed.

Issued patents may be challenged, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not allow Paratek to protect its inventions with patents to the same extent as the laws of the United States. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, Paratek cannot be certain that it was the first to make the inventions claimed in issued patents or pending patent applications, or that it was the first to file for protection of the inventions set forth in its patents or patent applications. As a result, Paratek may not be able to obtain or maintain protection for certain inventions. If such inventions or related inventions are successfully patented by others, Paratek may be required to obtain licenses under third-party patents to market its product candidates, as described in greater detail below. Therefore, enforceability and scope of Paratek’s patents in the United States and in foreign countries cannot be predicted with certainty, and, as a result, any patents that Paratek owns or licenses may not provide sufficient protection against competitors. Paratek may not be able to obtain or maintain patent protection from its pending patent applications, from those Paratek may file in the future, or from those Paratek may license from third parties. Moreover, even if Paratek is able to obtain patent protection, such patent protection may be of insufficient scope to achieve Paratek’s business objectives.

Paratek’s strategy depends on its ability to identify and seek patent protection for its discoveries. This process is expensive and time consuming, and Paratek may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. Despite Paratek’s efforts to protect its proprietary rights, unauthorized parties may be able to obtain and use information that Paratek regards as proprietary. The issuance of a patent does not ensure that it is valid or enforceable, so even if Paratek obtains patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give Paratek the right to practice the patented invention. Third parties may have blocking patents that could prevent Paratek from marketing its own patented product and practicing its own patented technology. Third parties may also seek to market generic versions of any approved products by submitting ANDAs to the FDA in which they claim that patents owned or licensed by Paratek are invalid, unenforceable and/or not infringed. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with Paratek’s products. In these circumstances, Paratek may need to defend and/or assert its patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find Paratek’s patents invalid and/or unenforceable. Even if Paratek has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve Paratek’s business objectives.

The patent position of pharmaceutical or biotechnology companies, including Paratek’s, is generally uncertain and involves complex legal and factual considerations. The standards which the U.S. Patent and Trademark Office (“USPTO”) and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Outside of the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, Paratek cannot predict whether additional patents protecting its technology will issue in the United States or in foreign jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, Paratek cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings and/or reexamination proceedings, the risk of infringement litigation and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings and may fail to provide a competitive advantage. Paratek’s issued patents may not contain claims sufficiently broad to protect Paratek against third parties with similar technologies or products or provide Paratek with any competitive advantage. Moreover, even after they have issued, Paratek’s patents and any patent for which Paratek has licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If Paratek’s patents are invalidated or otherwise limited or will expire prior to the commercialization of its product candidates, other companies may be better able to develop products that compete with Paratek’s products which could adversely affect Paratek’s competitive business position, business prospects and financial condition. The following are examples of litigation and other adversarial proceedings or disputes that Paratek could become a party to involving its patents or patents licensed to Paratek:

•	Paratek or its partners may initiate litigation or other proceedings against third parties to enforce Paratek’s patent rights;

•	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to Paratek or to obtain a declaratory judgment that their product or technology does not infringe Paratek’s patents or patents licensed to Paratek;

•	third parties may initiate opposition or reexamination proceedings challenging the validity or scope of Paratek’s patent rights, requiring Paratek or its partners to participate in such proceedings to defend the validity and scope of Paratek’s patents;

•	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to Paratek;

•	the USPTO may initiate an interference between patents or patent applications owned by or licensed to Paratek and those of Paratek’s competitors, requiring Paratek or its collaborators to participate in an interference proceeding to determine the priority of invention, which could jeopardize Paratek’s patent rights; or

•	third parties may submit ANDAs to the FDA seeking approval to market generic versions of Paratek’s future approved products prior to expiration of relevant patents owned by or licensed to Paratek, requiring Paratek to defend its patents, including by filing lawsuits alleging patent infringement.

These lawsuits and proceedings would be costly and could affect Paratek’s results of operations and divert the attention of its managerial and scientific personnel. There is a risk that a court or administrative body would decide that Paratek’s patents are invalid or not infringed by a third party’s activities or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving Paratek’s own patents could limit its ability to assert its patents against these or other competitors and may curtail or preclude its ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect Paratek’s competitive business position, business prospects and financial condition. An adverse outcome in a dispute involving inventorship or ownership of Paratek’s patents could, for example, subject Paratek to additional royalty obligations and expand the number of product candidates that are subject to the royalty and other obligations of Paratek’s license agreement with Tufts.

The degree of future protection for Paratek’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect Paratek’s rights or permit Paratek to gain or keep its competitive advantage. For example:

•	others may be able to develop a platform that is similar to, or better than, Paratek’s in a way that is not covered by the claims of its patents;

•	others may be able to make compounds that are similar to Paratek’s product candidates but that are not covered by the claims of its patents;

•	Paratek might not have been the first to make the inventions covered by its pending patent applications;

•	Paratek might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Paratek’s technologies;

•	Paratek may be unable to effectively protect its trade secrets;

•	any patents that Paratek obtains may not provide Paratek with any competitive advantages or may ultimately be found invalid or unenforceable;

•	Paratek may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on Paratek’s business.

Paratek’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties.

Paratek’s and its partners’ success will depend in part on its ability to operate without infringing the proprietary rights of third parties. Other entities may have or obtain patents or proprietary rights that could limit Paratek’s ability to manufacture, use, sell, offer for sale or import its future approved products or impair its competitive position. Patents that Paratek believes it does not infringe, but that Paratek may ultimately be found to infringe, could be issued to third parties. In addition, to the extent that a third party develops new technology that covers Paratek’s product candidates, Paratek and its partners may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block Paratek from developing product candidates using its technology. Paratek’s failure to obtain a license to any technology that Paratek requires may materially harm its business, financial condition and results of operations. Moreover, Paratek’s or its partners’ failure to maintain a license to any technology that Paratek requires may also materially harm its business, financial condition and results of operations. Furthermore, Paratek would be exposed to a threat of litigation.

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which Paratek may become a party to such litigation or proceedings include:

•	Paratek or its partners may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that Paratek’s products or processes do not infringe those third parties’ patents;

•	if Paratek’s competitors file patent applications that claim technology also claimed by Paratek, Paratek or its collaborators may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize Paratek’s patent rights and potentially provide a third party with a dominant patent position;

•	if third parties initiate litigation claiming that Paratek’s processes or products infringe their patent or other intellectual property rights, Paratek and its collaborators will need to defend against such proceedings;

•	if third parties initiate litigation claiming that Paratek’s brand names infringe their trademarks, Paratek and its collaborators will need to defend against such proceedings; and

•	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that Paratek’s processes or products infringe or misappropriate their patent or other intellectual property rights and/or that Paratek breached its obligations under the license agreement, and Paratek and its collaborators would need to defend against such proceedings.

These lawsuits would be costly and could affect Paratek’s results of operations and divert the attention of its managerial and scientific personnel. There is a risk that a court would decide that Paratek or its partners are infringing the third party’s patents and would order Paratek or its collaborators to stop the activities covered by the patents. In that event, Paratek or its partners may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate. In addition, there is a risk that a court will order Paratek or its partners to pay the other party damages. An adverse outcome in any litigation or other proceeding could subject Paratek to significant liabilities to third parties and require Paratek to cease using the technology that is at issue or to license the technology from third parties. Paratek may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on Paratek’s business.

The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including Paratek, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If Paratek is sued for patent infringement, Paratek would need to demonstrate that its products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and Paratek may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if Paratek is successful in these proceedings, Paratek may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on Paratek. If Paratek is unable to avoid infringing the patent rights of others, Paratek may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. Paratek may not have sufficient resources to bring these actions to a successful conclusion. In addition, if Paratek does not obtain a license, does not develop or obtain non-infringing technology, fails to defend an infringement action successfully or has infringed patents declared invalid, Paratek may incur substantial monetary damages, encounter significant delays in bringing its product candidates to market and be precluded from manufacturing or selling its product candidates.

The cost of any patent litigation or other proceeding, even if resolved in Paratek’s favor, could be substantial. Some of Paratek’s competitors may be able to sustain the cost of such litigation and proceedings more effectively than Paratek can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Paratek’s ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

If Paratek or its partners fail to comply with its obligations under its intellectual property licenses with third parties, Paratek could lose license rights that are important to its business.

Paratek is currently party to an intellectual property license agreement with Tufts. The license agreement imposes, and Paratek expects that future license agreements may impose, various diligence, milestone payment, royalty, insurance and other obligations on Paratek. For example, Paratek is required to use its best efforts to develop and commercialize licensed products under the agreement. If Paratek fails to comply with its obligations under the license, Tufts may have the right to terminate the license agreement, in which event Paratek might not be able to market any product that is covered by the agreement, such as omadacycline. Termination of the license agreement or reduction or elimination of Paratek’s licensed rights may result in Paratek having to negotiate a new or reinstated license with less favorable terms. If Tufts were to terminate its license agreement with Paratek for any reason, Paratek’s business could be materially harmed. In the event that Paratek is unable to maintain the Tufts license, Paratek may lose the ability to exclude third parties from offering substantially identical products for sale and may even risk the threat of a patent infringement lawsuit from Paratek’s former licensor based on Paratek’s continued use of its intellectual property. Either of these events could adversely affect Paratek’s competitive business position and harm Paratek’s business.

Under Paratek’s license agreement with Tufts, Paratek is responsible for prosecution and maintenance of the licensed patents and patent applications, including payment of necessary government fees. In the event that any of the licensed patents or patent applications unintentionally lapse or are otherwise materially diminished in value, Paratek’s relationship with Tufts could be harmed. This could result in termination of the license, loss of the rights to control prosecution of the licensed patents and patent applications and/or liability to Tufts for any loss.

If Paratek or its partners are unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

In addition to patent protection, Paratek also relies on other proprietary rights, including protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, Paratek enters into confidentiality agreements with its employees, consultants, collaborators and others upon the commencement of their relationships with Paratek. These agreements require that all confidential information developed by the individual or made known to the individual by Paratek during the course of the individual’s relationship with Paratek be kept confidential and not disclosed to third parties. Paratek’s agreements with employees and its personnel policies also provide that any inventions conceived by the individual in the course of rendering services to Paratek shall be Paratek’s exclusive property. However, Paratek may not obtain these agreements in all circumstances, and individuals with whom Paratek has these agreements may not comply with their terms. In the event of unauthorized use or disclosure of Paratek’s trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for Paratek’s trade secrets or other confidential information. To the extent that Paratek’s employees, consultants or contractors use technology or know-how owned by third parties in their work for Paratek, disputes may arise between Paratek and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to Paratek is rightfully an inventor of intellectual property, Paratek may need to obtain an assignment or a license to that intellectual property from that individual. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of Paratek’s confidential information. The disclosure of Paratek’s trade secrets would impair Paratek’s competitive position and may materially harm its business, financial condition and results of operations. Costly and time consuming litigation could be necessary to enforce and determine the scope of Paratek’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect Paratek’s competitive business position. In addition, others may independently discover trade secrets and proprietary information, and the existence of Paratek’s own trade secrets affords no protection against such independent discovery.

As is common in the biotechnology and pharmaceutical industries, Paratek employs individuals who were previously or concurrently employed at research institutions and/or other biotechnology or pharmaceutical companies, including Paratek’s competitors or potential competitors. Paratek may be subject to claims that these employees, or Paratek, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or that patents and applications Paratek has filed to protect inventions of these employees, even those related to one or more of its product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if Paratek is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining Paratek’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and Paratek’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of the patents and/or applications. Paratek has systems in place to remind it to pay these fees, and Paratek relies on its outside counsel to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Paratek employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on Paratek’s business. In addition, Paratek is responsible for the payment of patent fees for patent rights that Paratek has licensed from other parties. If any licensor of these patents does not itself elect to make these payments, and Paratek fails to do so, Paratek may be liable to the licensor for any costs and consequences of any resulting loss of patent rights.

Risks Related to the Combined Organization

In determining whether you should approve the merger, the issuance of shares of Transcept common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Transcept” and “Risk Factors—Risks Related to Paratek,” which will also apply to the combined organization.

Transcept’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of Transcept’s common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Transcept’s common stock to fluctuate include:

•	the ability of the combined organization to obtain regulatory approvals for omadacycline or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined organization’s product candidates, if approved, to achieve commercial success;

•	issues in manufacturing the combined organization’s approved products, if any, or product candidates;

•	the results of the combined organization’s current and any future clinical trials of its product candidates;

•	the entry into, or termination of, key agreements, including key commercial partner agreements;

•	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of the combined organization’s intellectual property rights or defend against the intellectual property rights of others;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the antibiotics and insomnia markets, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined organization;

•	the loss of key employees;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined organization’s common stock;

•	general and industry-specific economic conditions that may affect the combined organization’s research and development expenditures;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined organization’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined organization’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization’s profitability and reputation.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined organization will incur significant legal, accounting and other expenses that Paratek did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The NASDAQ Stock Market LLC. These rules and regulations are expected to increase the combined organization’s legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the combined organization’s management team will consist of certain executive officers of Paratek prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors and officers liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization’s board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization’s business or stock price to suffer.

Anti-takeover provisions in the combined organization charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

Provisions in the combined organization’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined organization’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although Transcept and Paratek believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Transcept and Paratek do not anticipate that the combined organization will pay any cash dividends in the foreseeable future.

Notwithstanding the Pre-Closing Dividend, the current expectation is that the combined organization will retain its future earnings to fund the development and growth of the combined organization’s business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined organization stock price to decline.

If existing stockholders of Transcept and Paratek sell, or indicate an intention to sell, substantial amounts of the combined organization’s common stock in the public market after the post-merger lock-up and other legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on shares outstanding as of June 30, 2014, upon completion of the merger, the combined organization is expected to have outstanding a total of approximately 14.4 million shares of common stock (after giving effect to the proposed 12:1 reverse stock split). Of these shares, only approximately 3.3 million shares of common stock will be freely tradable, without restriction, in the public market.

The lock-up agreements entered into between each of Transcept and Paratek and certain of each other’s securityholders provide that the shares subject to the lock-up restrictions will be released from such restrictions three months from the closing date. Based on shares outstanding as of June 30, 2014, up to an additional approximately 12.3 million shares of common stock (after giving effect to the proposed 12:1 reverse stock split) will be eligible for sale in the public market, approximately 3.3 million of which will be held by directors, executive officers of the combined organization and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. In addition, approximately 1.2 million shares of common stock that are subject to outstanding options of Paratek as of June 30, 2014 (after giving effect to the proposed 12:1 reverse stock split) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

If the ownership of the combined organization common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined organization stock price to decline.

Executive officers, directors of the combined organization and their affiliates are expected to beneficially own or control approximately 24.4% of the outstanding shares of the combined organization common stock following the completion of the merger (after giving effect to the exercise of all outstanding vested and unvested options and warrants). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined organization assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined organization, even if such a change of control would benefit the other stockholders of the combined organization. The significant concentration of stock ownership may adversely affect the trading price of the combined organization’s common stock due to investors’ perception that conflicts of interest may exist or arise.

Because the merger will result in an ownership change under Section 382 of the Internal Revenue Code for Transcept, Transcept’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations. The net operating loss carryforwards and other tax attributes of Paratek and of the combined organization may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The merger will result in an ownership change for Transcept and, accordingly, Transcept’s net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger. Paratek’s net operating loss carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the merger. Additional ownership changes in the future could result in additional limitations on Transcept’s, Paratek’s and the combined organization’s net operating loss carryforwards, even if the Tax Benefit Preservation Plan adopted by the Transcept board of directors in September 2013 remains in place. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Transcept’s, Paratek’s or the combined organization’s net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Transcept cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and closing of the merger, Transcept’s ability to solicit a sufficient number of proxies to approve the merger and other matters related to the consummation of the merger.

For a discussion of the factors that may cause Transcept, Paratek or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Transcept and Paratek to complete the merger and the effect of the merger on the business of Transcept, Paratek and the combined organization, see “ Risk Factors ” beginning on page 28.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Transcept. See “Where You Can Find More Information” beginning on page 329.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Transcept, Paratek or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Transcept and Paratek do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF TRANSCEPT STOCKHOLDERS

Date, Time and Place

The special meeting of Transcept stockholders will be held on                     , at                     commencing at                     local time. Transcept is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Transcept board of directors for use at the Transcept special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Transcept on or about                     , 2014.

Purposes of the Transcept Special Meeting

The purposes of the Transcept special meeting are:

1. To consider and vote upon a proposal to approve the merger and the issuance of Transcept common stock in the merger pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014, by and among Transcept, Tigris Merger Sub, Inc., Tigris Acquisition Sub, LLC and Paratek, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement.

2. To approve the amended and restated certificate of incorporation of Transcept to effect a reverse stock split of Transcept common stock, at a ratio of one new share for every twelve shares outstanding, in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement.

3. To approve the amendment to the amended and restated certificate of incorporation of Transcept to change the name “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” in the form attached as Annex E to the accompanying proxy statement/prospectus/information statement.

4. To consider and vote upon an adjournment of the Transcept special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Transcept Proposal Nos. 1, 2 and 3.

5. To transact such other business as may properly come before the Transcept special meeting or any adjournment or postponement thereof.

Recommendation of the Transcept Board of Directors

•	The Transcept board of directors has determined and believes that the issuance of shares of Transcept common stock pursuant to the merger is in the best interests of, Transcept and its stockholders and has approved such items. The Transcept board of directors recommends that Transcept stockholders vote “FOR” Transcept Proposal No. 1 to approve the merger and the issuance of shares of Transcept common stock in the merger.

•	The Transcept board of directors has determined and believes that it is advisable to, and in the best interests of, Transcept and its stockholders to approve the amended and restated certificate of incorporation of Transcept effecting the proposed 12:1 reverse stock split, as described in this proxy statement/prospectus/information statement. The Transcept board of directors recommends that Transcept stockholders vote “FOR” Transcept Proposal No. 2 to approve the amended and restated certificate of incorporation of Transcept effecting the proposed 12:1 reverse stock split, as described in this proxy statement/prospectus/information statement.

•	The Transcept board of directors has determined and believes that the amendment to the amended and restated certificate of incorporation of Transcept to change the name of Transcept to “Paratek Pharmaceuticals, Inc.” is advisable to, and in the best interests of, Transcept and its stockholders and has approved such name change. The Transcept board of directors recommends that Transcept stockholders vote “FOR” Transcept Proposal No. 3 to approve the name change.

•	The Transcept board of directors has determined and believes that adjourning the Transcept special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Transcept Proposal Nos. 1, 2 and 3 is advisable to, and in the best interests of, Transcept and its stockholders and has approved and adopted the proposal. The Transcept board of directors recommends that Transcept stockholders vote “FOR” Transcept Proposal No. 4 to adjourn the Transcept special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Transcept Proposal Nos. 1, 2 and 3.

Record Date and Voting Power

Only holders of record of Transcept common stock at the close of business on the record date,                     , are entitled to notice of, and to vote at, the Transcept special meeting. There were approximately         holders of record of Transcept common stock at the close of business on the record date. At the close of business on the record date,             shares of Transcept common stock were issued and outstanding. Each share of Transcept common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Transcept” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Transcept to be the beneficial owners of more than 5% of the outstanding shares of Transcept common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the board of directors of Transcept for use at the Transcept special meeting.

If you are a stockholder of record of Transcept as of the record date referred to above, you may vote in person at the Transcept special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Transcept special meeting, Transcept urges you to vote by proxy to ensure your vote is counted. You may still attend the Transcept special meeting and vote in person if you have already voted by proxy. As a stockholder of record:

•	to vote in person, come to the Transcept special meeting and Transcept will give you a ballot when you arrive.

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Transcept before the Transcept special meeting, Transcept will vote your shares as you direct.

•	to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by , Pacific Time to be counted.

If your Transcept shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Transcept shares. If you do not give instructions to your broker, your broker can vote your Transcept shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Global Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Transcept shares will be treated as broker non-votes. It is anticipated that Transcept Proposal Nos. 1, 2 and 3 will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Transcept special meeting and at any adjournments or postponements of the Transcept special meeting in accordance with the instructions contained in the proxy. If a holder of Transcept common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Transcept Proposal No. 1 to approve the merger and the issuance of shares of Transcept common stock in the merger; “FOR” Transcept Proposal No. 2 to approve the amended and restated certificate of incorporation of Transcept effecting the proposed 12:1 reverse stock split described in this proxy statement/prospectus/information statement; “FOR” Transcept Proposal No. 3 to approve the amendment to the amended and restated certificate of incorporation of Transcept to change the name of “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.”; and “FOR” Transcept Proposal No. 4 to adjourn the Transcept special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Transcept Proposal Nos. 1, 2 and 3 in accordance with the recommendation of the Transcept board of directors.

Transcept stockholders of record, other than those Transcept stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Transcept special meeting in one of three ways. First, a stockholder of record of Transcept can send a written notice to the Secretary of Transcept stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Transcept can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Transcept can attend the Transcept special meeting and vote in person. Attendance alone will not revoke a proxy. If a Transcept stockholder of record or a stockholder who owns Transcept shares in “street name” has instructed a broker to vote its shares of Transcept common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Transcept special meeting of the holders of a majority of the shares of Transcept common stock outstanding and entitled to vote at the Transcept special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Transcept Proposal Nos. 1 and 4 requires the affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting. Approval of Transcept Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Transcept common stock having voting power outstanding on the record date for the Transcept special meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes. Broker non-votes will have the same effect as “AGAINST” votes for Transcept Proposal Nos. 2 and 3. For Transcept Proposal Nos. 1 and 4, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Transcept special meeting.

As of June 30, 2014, the directors and executive officers of Transcept beneficially owned approximately 13.2% of the outstanding shares of Transcept common stock entitled to vote at the Transcept special meeting and a venture capital firm in which one of Transcept’s directors is a partner owned approximately 10.9% of the shares of Transcept common stock entitled to vote at the Transcept special meeting. The directors and executive officers of Transcept and the venture capital fund owning these shares are subject to support agreements. Each stockholder that entered into a support agreement has agreed to vote all shares of Transcept common stock owned by him as of the record date in favor of the merger and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the merger and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Transcept’s stockholders and against any “acquisition proposal,” as defined in the Merger Agreement. As of June 30, 2014, Transcept is not aware of any affiliate of Paratek owning any shares of Transcept common stock entitled to vote at the Transcept special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Transcept may solicit proxies from Transcept stockholders by personal interview, telephone, telegram or otherwise. Transcept and Paratek will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card; provided, however, that Paratek will not be obligated to pay in excess of an aggregate amount of $125,000 of such costs. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Transcept common stock for the forwarding of solicitation materials to the beneficial owners of Transcept common stock. Transcept will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Transcept board of directors does not know of any business to be presented at the Transcept special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Transcept special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Transcept and Paratek believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Leerink attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Transcept

Transcept’s board of directors and executive management regularly review Transcept’s operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Transcept’s business and financial condition and strategic relationships and other strategic options.

In April 2013, in response to the lack of substantial commercial success of Intermezzo following the establishment of a licensing arrangement with Purdue, as well as setbacks in the development of other Transcept drug candidates, Transcept management provided the Transcept board of directors with management’s preliminary assessment of a variety of strategic alternatives that Transcept could pursue to maximize stockholder value, including in-licensing product candidates to expand the Transcept product portfolio, certain acquisition opportunities with commercial stage companies, engaging in a reverse merger process or distributing some or all of Transcept’s remaining cash through either a dividend or a liquidation of Transcept. During a meeting of the Transcept board of directors held on April 10, 2013, Transcept management reviewed with the Transcept board of directors a variety of strategic alternatives. Following this presentation, the Transcept board of directors directed Transcept management to identify, evaluate, and recommend product candidates to expand Transcept’s product portfolio while continuing to explore other strategic transactions available to Transcept.

Beginning in April 2013 and continuing through November 2013, Transcept began a process of identifying and evaluating potential strategic combinations with commercial-stage, central nervous system (CNS) focused therapeutic companies. In November 2013, Transcept began to identify and evaluate additional potential strategic combinations with commercial-stage, non-CNS pharmaceutical companies. From April 2013 until June 2014, Transcept identified and screened approximately 25 companies and entered into confidential disclosure agreements with several of these companies. A number of these companies who did not enter into a confidential disclosure agreement with Transcept indicated interest in a proposed strategic transaction conditioned upon Transcept’s ability to regain certain licensing and marketing rights to Intermezzo from Purdue. Additionally, some of these candidates further conditioned their proposed interest in a strategic transaction upon resolution of the ongoing Intermezzo ANDA litigation to ensure that Intermezzo would retain a sufficient market exclusivity period to justify further investment in re-launching and marketing the product.

Between September 2013 and February 2014, certain members of Transcept’s management team held numerous discussions with Purdue regarding the potential repurchase by Transcept from Purdue of the Intermezzo license and marketing rights previously licensed to Purdue by Transcept, but concluded that such a transaction was not currently feasible on terms that were acceptable to Transcept. During these discussions, Transcept also proposed that Purdue consider purchasing all of Transcept’s remaining rights in Intermezzo or acquire Transcept outright. Purdue declined interest in pursuing either of such proposals.

On September 6, 2013, Retrophin, Inc., or Retrophin, delivered an unsolicited indication of interest to purchase all of Transcept’s outstanding common stock at a cash purchase price of $3.50 per share and indicated

that Retrophin had already begun to accumulate shares of Transcept common stock. Following receipt of the Retrophin indication of interest, the Transcept board of directors met with Transcept’s management team as well as representatives of Leerink and Transcept’s legal counsel, Latham & Watkins LLP, or Latham & Watkins, on September 13, 2013. During the course of such meeting, the Transcept board of directors concluded that the price of $3.50 per share was too low and that Retrophin’s indication of interest failed to provide credible evidence of Retrophin’s ability to finance an acquisition of Transcept.

On September 13, 2013, the Transcept board of directors unanimously adopted a Tax Benefit Preservation Plan to preserve the value of approximately $78 million of net operating losses (“NOLs”) and other deferred tax benefits. In making its decision to adopt the Tax Benefit Preservation Plan, the board of directors considered analysis by Leerink, Latham & Watkins and other advisors indicating that the value of these NOLs could be seriously compromised in the event that any party accumulated sufficient shares of Transcept stock to cause an “ownership change,” as defined under Section 382 of the Code.

On September 16, 2013, Transcept informed Retrophin that the Transcept board of directors had evaluated and rejected Retrophin’s unsolicited indication of interest. On the same day, Retrophin increased its proposed offer price to $4.00 per share in cash. Following receipt of Retrophin’s revised proposal, Transcept’s board of directors met with Leerink and Latham & Watkins to evaluate the proposal and determined that it still undervalued Transcept and still did not present credible evidence of Retrophin’s ability to finance the proposed transaction. On September 25, 2013, Transcept issued a press released stating that Retrophin’s bid to purchase all of Transcept’s outstanding stock for $4.00 per share in cash was not in the best interest of Transcept or its stockholders.

From September 26, 2013 until December 16, 2013, Retrophin attempted to pursue a take-over of Transcept. On September 26, 2013, Retrophin requested a special exemption under the Tax Benefit Preservation Plan to acquire up to 15% of the outstanding shares of Transcept. Transcept declined to exempt Retrophin from the Tax Benefit Preservation Plan because such exemption could have jeopardized the value of the approximately $78 million NOLs held by Transcept without a corresponding benefit to either Transcept or its stockholders. On October 9, 2013 Retrophin demanded access to Transcept’s corporate books and records and other documentation regarding the Tax Benefit Preservation Plan. On October 16, 2013, the Transcept board of directors rejected Retrophin’s request and informed Retrophin that the demand failed to comply with Delaware law; specifically the demand failed to state a proper purpose as required by Section 220 of the DGCL. On October 24, 2013, Retrophin filed a derivative suit in the Court of Chancery of the State of Delaware against Transcept’s board of directors alleging the board of directors breached their fiduciary duties by approving excessive compensation for Transcept’s directors. The board of directors denied any wrongdoing. On October 29, 2013, Retrophin requested that Transcept produce its stockholder list. Transcept rejected Retrophin’s request, as Transcept could not verify that Retrophin intended to solicit proxies for a special meeting. On December 16, 2013, Retrophin announced its intent to withdraw its attempt to purchase Transcept stock and on January 10, 2014, the Court of Chancery of the State of Delaware dismissed the lawsuit.

On October 2, 2013, Transcept formally signed an engagement letter with Leerink to memorialize the parties’ verbal agreement whereby Leerink agreed to act as exclusive financial advisor to Transcept in analyzing the business, operations, properties, financial condition and prospects of Transcept and potential candidates for a strategic transaction and developing a general strategy for accomplishing a business combination.

On November 13, 2013, Transcept announced a workforce reduction of approximately 43% of the Transcept workforce as well as the resignation of Mr. Soloway and the resignation of one of the members of the Transcept board of directors.

On November 14, 2013, John Kollins, Senior Vice President and Chief Business Officer of Transcept, and Tom Soloway, Vice President and Chief Operating Officer of Transcept, met via teleconference with members of the management team of a large healthcare investment fund that was the largest shareholder of a then unidentified third party (“Party 1”), including a director of Party 1, to discuss the possibility of a business combination involving Party 1 and Transcept. As a result of this meeting, Transcept and Party 1 entered into a confidential disclosure agreement to facilitate due diligence and further discussions between the parties regarding a potential business combination between the two companies. After entering into the confidential disclosure agreement, the management team of the healthcare fund disclosed the identity of Party 1 to Transcept.

On November 25, 2013, Mr. Kollins, Glenn Oclassen, Chairman and Chief Executive Officer of Transcept, and Leone Patterson, Vice President and Chief Financial Officer of Transcept, met with the Chief Executive Officer and Executive Chairman of the board of directors of Party 1 at the Menlo Park offices of Latham & Watkins to discuss further a potential business combination of Party 1 and Transcept.

On December 3, 2013, during a meeting of the board of directors of Transcept, Mr. Oclassen provided an initial overview to Party 1’s business and recommended that Transcept pursue further discussions regarding a possible business combination with Party 1. Later during the same meeting, the Chief Executive Officer and Executive Chairman of the board of directors of Party 1 met with the Transcept board of directors and management team to discuss the potential business combination of Transcept and Party 1.

On December 4, 2013, Transcept announced its intent to proceed with a liquidation of the company after the first quarter of 2014 if Transcept could not find a candidate for a proposed business combination.

On December 8, 2013, Mr. Kollins sent by email an initial draft of a term sheet to the Chief Executive Officer and Executive Chairman of Party 1 outlining the principal terms for a proposed business combination of Transcept and Party 1.

On December 9, 2013, Mr. Kollins attended a call with legal counsel for Party 1 to discuss the term sheet and the terms of the proposed business combination.

On December 10, 2013, Mr. Oclassen and Mr. Kollins met in person with a member of the board of directors of Party 1 to discuss the business operations of Party 1 and the terms of the proposed business combination.

On December 13, 2013, Mr. Oclassen, Mr. Kollins, and Ms. Patterson met with the Chief Executive Officer and Executive Chairman of the board of directors of Party 1 at the offices of Latham & Watkins to discuss the business operations of Party 1 and the terms of the proposed business combination.

On December 19, 2013, the Transcept board of directors held a meeting at which Mr. Oclassen provided an overview of the progress of discussions with Party 1 regarding a potential business combination between Transcept and Party 1.

On December 27, 2013, Mr. Kollins met again via telephone with a member of Party 1’s board of directors to discuss the terms of the proposed business combination.

On or around January 7, 2014, Mr. Oclassen was contacted by the Chief Executive Officer of another third party (“Party 2”) regarding the possibility of exploring a business combination between Party 2 and Transcept.

On January 8, 2014, Mr. Kollins spoke by telephone with the Chief Executive Officer of Party 2 to discuss further a possible strategic transaction between Party 2 and Transcept.

On January 9, 2014, Transcept and Party 2 entered into a confidential disclosure agreement in order to facilitate due diligence and further discussions between the parties regarding a possible strategic transaction between the two companies.

On January 14, 2014, Mr. Kollins met in person with the Chief Executive Officer of Party 2 to discuss further a possible strategic transaction between Party 2 and Transcept.

On January 15, 2014, Mr. Kollins delivered an updated draft term sheet outlining the principal terms of a possible business combination between Party 1 and Transcept to a director of Party 1. The next day, Mr. Kollins delivered the updated term sheet to the senior management of Party 1.

On January 16, 2014, Mr. Oclassen, Mr. Kollins, and Ms. Patterson met in person with the member of Party 1’s board of directors to whom the draft term sheet had previously been delivered to continue to discuss the proposed business combination between Transcept and Party 1.

On January 17, 2014, Mr. Kollins called the Chief Executive Officer and the Executive Chairman of Party 1’s board of directors to continue discussions on the draft term sheet. Between such date and approximately February 12, 2014, Mr. Kollins and the Chief Executive Officer and Executive Chairman of Party 1’s board of directors had a series of telephone discussions to negotiate the term sheet for the proposed transaction.

On January 17, 2014, the Chief Executive Officer of Party 2 delivered to Mr. Kollins an initial proposal for a possible strategic transaction between Transcept and Party 2.

On January 21, 2014, the Transcept board of directors held a telephonic meeting with members of Transcept’s management and representatives of Leerink and Latham & Watkins present. Mr. Oclassen provided an overview of the negotiations of the proposed business combination between Transcept and Party 1. Then, Mr. Kollins led a discussion regarding the criteria that Transcept management would use to evaluate any proposed business combination including: the attractiveness of the life-science company with a focus on near-term upside, the readiness of the proposed company to be a public company if it was a privately held company, the willingness of the company to have access to no more than $30 million in cash from Transcept, and the willingness of the company’s investors to invest alongside Transcept on like terms and conditions if such company was a privately held company. The Transcept board of directors next authorized Transcept’s management to continue to pursue the proposed transaction with Party 1, subject to Party 1 achieving a “proof of concept” outcome with respect to the clinical trial of its lead diagnostic product candidate and the payment of a special dividend to Transcept’s current stockholders in connection with the proposed transaction.

On January 28, 2014, the Chief Executive Officer of Party 2 emailed Mr. Kollins a revised proposal for a strategic transaction between Transcept and Party 2.

On February 3, 2014, the board of directors of Transcept held a telephonic meeting with members of Transcept’s management and representatives of Leerink and Latham & Watkins present. Mr. Oclassen and Mr. Kollins provided an update on the status of due diligence and term sheet discussions with Party 1. Mr. Oclassen and Mr. Kollins also discussed the status of discussions with Purdue regarding the possibility of Transcept reacquiring commercial rights to Intermezzo and the ability of Purdue to settle the pending ANDA litigation. The Transcept directors continued to indicate their support to pursue the proposed business combination with Party 1.

On February 5, 2014, Transcept received an unsolicited proposal for a business combination with another third party (“Party 3”) in which Party 3 would acquire 100% of the outstanding stock of Transcept for a) the amount of cash held by Transcept, less $20 million and b) 20% of the outstanding shares of Party 3.

On February 10, 2014, Transcept received an unsolicited proposal from a potential foreign investor offering to acquire 45% of Transcept’s outstanding stock and control of the Transcept board of directors, through a tender offer, at a price of 110% of Transcept’s cash and cash equivalents (less any debt) as of December 31, 2013. Leerink engaged in subsequent discussions with representatives of this foreign investor and determined that the investor wanted to use Transcept as a platform to purchase real estate in London and acquire other business opportunities in Europe. Transcept’s management did not engage in further discussions with this potential investor.

Also on February 10, 2014, Mr. Kollins had an introductory phone call with the Chairman of another third party (“Party 4”) to explore the possibility of a business combination with Party 4.

On February 14, 2014, as discussions with Party 1 and Party 2 progressed, Transcept sent Purdue a formal acquisition notice, as required under the Purdue License Agreement, which required Purdue to advise whether they desired to participate in negotiations toward an acquisition of Transcept.

On February 19, 2014, Mr. Oclassen, Mr. Kollins, and Ms. Patterson spoke on the phone with the Chairman of the board of directors of Party 4 to further discuss a potential business combination between Transcept and Party 4.

On February 20, 2014, Mr. Oclassen and Mr. Kollins met with a significant investor in Party 4 to further discuss a potential business combination between Transcept and Party 4.

On February 21, 2014, Purdue delivered formal notice to Transcept indicating that Purdue declined to participate in negotiations toward an acquisition of Transcept.

Also on February 21, 2014, Party 1’s legal counsel delivered an initial draft of a merger agreement to Latham & Watkins.

On February 25, 2014, the Chairman of Party 4 sent a draft term sheet to Mr. Oclassen and Mr. Kollins outlining the principal terms of a possible business combination between Transcept and Party 4.

On February 27, 2014, at a telephonic meeting of the Transcept board of directors, Mr. Oclassen and Mr. Kollins, together with a representative from Leerink, provided an overview of the various strategic options that Transcept had been exploring. The Transcept board of directors determined that Party 3’s proposed stock purchase was inconsistent with Transcept’s strategic objective as Party 3’s proposal gave a nominal pre-money value to the outstanding capital stock of Party 3 that was not acceptable to the Transcept board of directors. Additionally, the board of directors concurred with Transcept’s management that the minority tender offer proposed by the foreign investor on February 10, 2014 was inconsistent with Transcept’s strategic objectives.

On March 13, 2014, Transcept entered into a confidential disclosure agreement with Party 4 in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies. Upon completion of Transcept’s due diligence investigation of Party 4, Transcept’s management team evaluated Party 4 and determined not to pursue further discussions regarding a possible business combination with Party 4.

On or about March 17, 2014, Party 1 communicated to Mr. Kollins and Mr. Oclassen that the “proof of concept” clinical trial was yielding inconclusive results and as a result of the unsuccessful clinical trials, the lead third-party investor was no longer willing to invest concurrent with a proposed business combination. Two days later, after taking into account the results of the clinical trial, Transcept’s management decided to terminate discussions with Party 1. On March 27, management’s decision to terminate discussions with Party 1 was affirmed by the Transcept board.

On March 17, 2014, Thomas Dietz, a member of the Transcept board of directors, and a Paratek stockholder owning less than 1% of all the outstanding shares of Paratek capital stock, had a telephone conversation with Richard J. Lim, a member of the Paratek board of directors, and discussed, among other things, the possibility of a business combination between Transcept and Paratek. Dr. Dietz subsequently called Mr. Kollins and briefed him on the business of Paratek and his discussion with Mr. Lim. Dr. Dietz suggested to Mr. Kollins that Transcept further explore the possibility of a strategic transaction with Paratek. Dr. Dietz introduced Mr. Kollins and Mr. Lim via email, and on March 18, 2014, Mr. Kollins and Mr. Lim had an introductory telephone conversation where they discussed the possibility of a business combination between Paratek and Transcept. Later that day, Mr. Lim made an email introduction between Dennis Molnar, Paratek’s then President and Chief Executive Officer, and Dr. Evan Loh, Paratek’s then Chairman and its Chief Medical Officer, with Mr. Kollins, to initiate company to company discussions.

On March 19, 2014, Mr. Oclassen and Mr. Kollins met with the Chief Executive Officer of Party 2 to reevaluate Party 2’s interest in a business combination with Transcept. The next day, the Chief Executive Officer of Party 2 met with Mr. Oclassen, Mr. Kollins, Ms. Patterson and Dr. Nikhilesh Singh, Transcept’s Senior Vice President and Chief Scientific Officer, to discuss Transcept’s business, Party 2’s business and the terms of a possible business combination between Transcept and Party 2.

On March 20, 2014, Mr. Kollins and Mr. Molnar had an introductory telephone conversation to discuss Transcept, Paratek, and a potential business combination between the two companies. After the telephone conversation Transcept and Paratek entered into a confidential disclosure agreement in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between Transcept and Paratek.

On March 21, 2014, Mr. Molnar sent Mr. Kollins an email containing a brief summary of certain conceptual parameters regarding a potential combination between Paratek and Transcept. The next day, Mr. Kollins responded to Mr. Molnar and then called him to continue discussing the principal terms of a potential business combination.

On March 23, 2014, Mr. Kollins emailed Mr. Molnar a more detailed summary of the principal terms of a possible business combination between Paratek and Transcept.

On March 26, 2014, Mr. Molnar emailed Mr. Kollins indicating that Paratek was continuing to evaluate its strategic options but that it was willing to facilitate initial diligence of a proposed business combination with Transcept. The email also contained a Paratek capitalization table reflecting pro forma capitalization of Paratek as of March 26, 2014 taking into account Paratek’s recent recapitalization.

On March 27, 2014, Mr. Oclassen, Mr. Kollins, and Ms. Patterson called Mr. Molnar to further discuss the principal terms of the proposed transaction. Later that day, Mr. Kollins sent Mr. Molnar an email highlighting key financing and structural terms of the transaction proposed by Transcept. Later that day, the Transcept board of directors held a telephonic meeting at which Mr. Oclassen and Mr. Kollins provided an overview of Paratek’s business and the proposed structure and key terms of the potential business combination between Transcept and Paratek.

On March 31, 2014, the Chief Executive Officer of Party 2 emailed Mr. Kollins a revised proposal for a business combination between Transcept and Party 2.

Also on March 31, 2014, Mr. Kollins was introduced to a major investor and the Chief Executive Officer and Chairman of the board of directors of another third party (“Party 5”). The next day, Mr. Kollins telephoned the Chief Executive Officer of Party 5 to discuss the possibility of a potential business combination between Transcept and Party 5.

On March 31, 2014, Mr. Molnar sent an email to Mr. Kollins regarding certain terms related to the proposed business combination between Transcept and Paratek.

On April 1, 2014, Mr. Kollins emailed Mr. Molnar to respond to the proposals made by Mr. Molnar the previous day. Later that day, Mr. Kollins had a conversation with Mr. Lim in which Mr. Lim affirmed Paratek’s potential interest in the potential business combination between the two companies.

On April 2, 2014, Mr. Kollins sent an email to the Chief Executive Officer, Chairman and Chief Financial Officer of Party 5 outlining the structure of a potential business combination between Transcept and Party 5. Transcept and Party 5 executed a confidential disclosure agreement in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies. Later that same day, Mr. Kollins met with a member of the board of directors of another third party (“Party 6”), who suggested that Party 6 would potentially be interested in exploring a possible business combination with Transcept.

On April 4, 2014, the Chief Executive Officer of Party 5 emailed Mr. Kollins a draft term sheet for a possible business combination between Transcept and Party 5.

On April 6, 2014, Mr. Kollins had an introductory phone call with the Chief Executive Officer of Party 6 to discuss the possibility of a potential business combination between Transcept and Party 6.

On April 7, 2014, Mr. Kollins met in person with Mr. Lim to further discuss Transcept, Paratek and the proposed transaction between the two companies.

On April 8, 2014, Mr. Kollins and Dr. Singh met with Party 2’s management team to discuss the business and technology of Party 2 in order to evaluate the possibility of a business combination between Transcept and Party 2. During the course of this discussion, Mr. Kollins and Dr. Singh discovered that Party 2 did not own all the rights to its assets and had not established a manufacturing supply source for all its products. Furthermore, Mr. Kollins learned that Party 2 had not secured investors willing to invest in a possible combined business of Transcept and Party 2 on terms that would be acceptable to the Transcept board of directors.

On April 9, 2014, Mr. Kollins called Mr. Molnar to further discuss the terms of the proposed business combination between Transcept and Paratek. Later that day, Mr. Oclassen, Mr. Kollins, and Ms. Patterson met with the Chief Executive Officer and Chairman of the board of directors of Party 5 at Transcept’s offices to discuss the respective businesses of Transcept and Party 5 and the possible terms of a business combination between the parties.

On April 10, 2014, Mr. Kollins and Ms. Patterson spoke by telephone with the management team of Party 6 to discuss the possibility of a business combination between Party 6 and Transcept. Later that day, Transcept and Party 6 signed a confidential disclosure agreement in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies.

On April 11, 2014, Mr. Kollins emailed a draft term sheet and proposed timeline for the negotiation and completion of a possible business combination between Party 6 and Transcept to the Party 6 management team.

On April 13, 2014, Mr. Kollins emailed a draft term sheet pertaining to a possible business combination between Transcept and Party 2 to the Chief Executive Officer of Party 2. In his email, Mr. Kollins reiterated his concerns that Party 2 would not be able to secure financing as part of the overall transaction structure.

On April 14, 2014, Latham & Watkins and Cooley LLP, or Cooley, counsel for certain of the existing major stockholders in Paratek, held a teleconference to discuss potential transaction structures for the proposed business combination between Transcept and Paratek, including the means by which a new investment would be consummated in Paratek as part of the overall transaction.

On April 17, 2014, Mr. Kollins spoke by telephone with a member of the board of directors of another third party (“Party 7”) and discussed the possibility of a potential business combination between Transcept and Party 7. The director introduced Mr. Kollins to the Chief Executive Officer of Party 7 via email. The next day, Mr. Kollins telephoned the Chief Executive Officer of Party 7 to discuss the possibility of the strategic transaction.

On April 18, 2014, Mr. Oclassen and Mr. Kollins met with the Chief Executive Officer of Party 6 to discuss the structure and timing of a possible business combination between Transcept and Party 6. Later that day, Mr. Oclassen, Mr. Kollins and Ms. Patterson met with the management of Party 5 at the offices of Party 5 to discuss the technology and business of Party 5.

On April 22, 2014, Mr. Lim met with Jake Nunn, a member of the Transcept board of directors, to respond to any questions about the proposed business combination between Transcept and Paratek. After that meeting, Mr. Oclassen, Mr. Kollins, and Ms. Patterson met with Mr. Lim in San Francisco to continue discussions regarding the proposed transaction between Transcept and Paratek.

On April 25, 2014, a conference call was held among Mr. Lim, Ladenburg Thalmann & Co. Inc., or Ladenburg Thalmann, Paratek’s financial advisor, Latham & Watkins, Cooley, and Pepper Hamilton LLP, or Pepper Hamilton, counsel to Paratek, to discuss potential structures for the proposed business combination between Transcept and Paratek.

On April 28, 2014, Mr. Kollins called the Chief Executive Officer of Party 2 to discuss the need for the proposed transaction to fulfill the merger criteria established by the Transcept board of directors. After careful deliberation, Transcept management determined to not move forward with the proposed strategic transaction with Party 2 as there were concerns that Party 2 could not deliver financing on acceptable terms, and there was uncertainty as to whether Party 2 would be able to gain all rights to its therapeutic assets.

On April 29, 2014, Mr. Kollins and Ms. Patterson met with the Vice President of Finance of Party 6 to discuss the structure and financial terms of a possible business combination between Transcept and Party 6 as well as the proposed sequence of activities and timeline for the negotiation and completion of such a transaction.

On April 30, 2014, Mr. Kollins telephoned the Chief Executive Officer of Party 7 to gauge Party 7’s interest in the possibility of a potential business combination between Transcept and Party 7.

Later that day at a telephonic meeting of the Transcept board of directors, Mr. Oclassen and Mr. Kollins provided an overview of the businesses of Paratek, Party 2, Party 5, and Party 6 and provided an update on the status of their various discussions with each of these parties regarding a possible business combination.

On May 1, 2014, the Chief Executive Officer of Party 5 spoke by telephone with Mr. Nunn about Party 5’s business.

On May 2, 2014, Mr. Kollins and Ms. Patterson spoke by telephone with Mr. Lim to discuss the proposed business combination between Transcept and Paratek.

On May 5, 2014, Mr. Kollins and Ms. Patterson met in person with Party 5’s management to discuss Party 5’s concerns regarding the proposed strategic transactions. The next day, Party 5 indicated that it wished to consider an alternative deal structure which involved Transcept making an investment into Party 5, thereby allowing Party 5 to remain a private company. The Chief Executive Officer of Party 5 subsequently sent the Transcept management a term sheet outlining the proposed investment structure. After deliberation, Transcept’s management team decided not to further pursue the proposed transaction with Party 5 as the proposed transaction did not meet the strategic criteria previously discussed with the Transcept board of directors.

Also on May 6, 2014, the Chief Executive Officer of Party 6 notified Mr. Oclassen and Mr. Kollins that the Party 6 board of directors had authorized Party 6’s management team to pursue a possible business combination with Transcept.

On May 8, 2014, Transcept and Party 7 executed a confidential disclosure agreement in order to facilitate due diligence and further discussions between the parties regarding a possible business combination between the two companies.

On May 9, 2014, Mr. Lim sent Mr. Kollins a revised term sheet for the proposed business combination between Paratek and Transcept, which included a request that Transcept reimburse Paratek for its transaction-related costs in the event that the transaction did not occur.

On May 13, 2014 Mr. Oclassen, Mr. Kollins, Ms. Patterson, and Dr. Singh met in person with the Chief Executive Officer of Party 7 to discuss the business of Party 7 and the possibility of a business combination between Transcept and Party 7. The next day, Mr. Kollins called the Chief Executive Officer of Party 7 to discuss specific financial terms and the overall structure of a potential transaction with Party 7.

Also on May 13, 2014, at a telephonic meeting of the Transcept board of directors, Mr. Oclassen and Mr. Kollins provided an overview of the businesses of Paratek, Party 6, and Party 7 and provided an update of the discussions held to date with each of those companies regarding a possible business combination with Transcept.

On May 14, 2014, Mr. Kollins and Mr. Lim had several discussions regarding the revised term sheet sent by Mr. Lim to Mr. Kollins on May 9, which included a proposal for Transcept to lend money to Paratek to cover Paratek’s transaction costs in the event the proposed business combination between the two companies was not completed.

On May 15, 2014, the Chief Executive officer of Party 6 emailed Mr. Oclassen and Mr. Kollins to provide a proposed timeline for the negotiation and completion of a possible business combination with Transcept and an update with respect to the status of negotiations being conducted by Party 6 and certain potential investors in Party 6. Both Transcept management and Party 6 management agreed that it would not make sense to pursue a definitive agreement until such time as Party 6 had concluded negotiations with its potential investors.

On May 15, 2014, Mr. Kollins emailed the Chief Executive Officer of Party 7 a draft term sheet summarizing the principal terms of a potential business combination between Transcept and Party 7. The next day, Mr. Kollins spoke by telephone with the Chief Executive Officer of Party 7 regarding certain of the economic and structural terms set forth in the draft term sheet.

On May 16, 2014, Mr. Kollins emailed Mr. Lim a revised term sheet which contained revised terms to the proposed business combination. Mr. Lim forwarded this revised term sheet to members of Paratek’s board of directors for consideration.

On May 19, 2014, Mr. Kollins called Mr. Molnar to discuss the latest version of the draft term sheet providing for a proposed business combination between Transcept and Paratek.

On May 21, 2014, and then again on May 22, 2014, Mr. Oclassen and Mr. Kollins met with Dr. Loh Mr. Molnar, Kathryn Boxmeyer, Paratek’s then Chief Financial Officer, and Dennis Purcell, then a member of Paratek’s board of directors, in New York City to discuss the respective businesses of Transcept and Paratek, as well as the proposed structure of the transaction.

On May 23, 2014, Mr. Kollins telephoned Mr. Lim to discuss certain features of the proposed transaction between Transcept and Paratek, including potential timelines, process and other administrative elements with respect to the proposed business combination. Later that day, the Chief Executive Officer of Party 7 informed Mr. Kollins that the Party 7 board of directors had approved the negotiation of a potential transaction between Transcept and Party 7 on the basis of the terms outlined in the draft term sheet that Transcept had previously delivered to Party 7.

On May 27, 2014, Mr. Lim and Dr. Dietz discussed the progress of discussions between Transcept and Paratek with respect to the proposed transaction. Later on that same day, Mr. Kollins and Mr. Lim discussed, via telephone, the structure of the proposed transaction between Transcept and Paratek. Mr. Lim indicated that Paratek was committed to pursuing a merger transaction with Transcept and proposed that Transcept retain a certain amount of cash as an investment in the post-merger combined organization and an additional amount of cash to cover the maintenance of, and potential liabilities associated with, Transcept’s Intermezzo and DHE assets. The next day, Mr. Molnar emailed Mr. Kollins a summary of the proposals discussed in the phone conversation between Mr. Kollins and Mr. Lim.

On May 29, 2014, the Chief Executive Officer of Party 7 provided an overview of Party 7’s business to Jake Nunn, a director of Transcept.

On May 30, 2014, Mr. Kollins held a conference call with Mr. Molnar and Dr. Loh to discuss the proposed business combination between Transcept and Paratek.

On June 1, 2014, Mr. Kollins emailed Mr. Lim an updated term sheet. The term sheet proposed that Transcept would acquire all of the outstanding shares of Paratek capital stock in exchange for Transcept stock on a fixed exchange ratio based on Transcept’s commitment of a certain amount of cash, which including a bridge loan to Paratek, and Paratek’s contribution of a certain amount of cash, which would be contributed by existing Paratek stockholders and new investors.

On June 2, 2014, Mr. Lim emailed Mr. Kollins that Paratek agreed with the proposed changes to the term sheet. Later that day, Mr. Oclassen and Mr. Kollins met with Matthias Fehr, a representative from a Paratek stockholder, Mr. Lim, Mr. Molnar and Dr. Loh, over lunch and dinner to continue to discuss the proposed transaction and review a presentation that the Paratek management team would be making to the Transcept board of directors.

On June 3, 2014, Mr. Molnar and Dr. Loh presented an overview of Paratek’s business at a meeting of the Transcept board of directors, after which they left the meeting. Later in the meeting, the Chief Executive Officer of Party 7 joined the meeting and presented an overview of Party 7’s business. The Transcept board of directors then discussed the strengths and weaknesses of each proposed business combination, the value proposition of each opportunity, and the management, board, and investor capabilities of both Paratek and Party 7. After careful deliberation with Transcept management and Transcept’s legal and financial advisors, the board of directors of Transcept indicated its support for management to pursue a transaction with Paratek and to cease discussions with Party 7. Later that day, representatives from Latham & Watkins, Cooley and Pepper Hamilton discussed the structure of the potential transaction between Transcept and Paratek.

On June 4, 2014, Latham & Watkins delivered the initial draft of the proposed merger agreement to Cooley and Pepper Hamilton. Between June 4, 2014 and June 30, representatives of Latham & Watkins, on the one hand, and Cooley and Pepper Hamilton, on the other hand, continued to negotiate the terms of the merger agreement and the various ancillary agreements contemplated thereby.

On June 5, 2014, Cooley delivered the initial draft of the proposed subscription agreement to Latham & Watkins and Pepper Hamilton documenting the proposed contribution of a certain amount of cash from existing Paratek stockholders and new investors. Between June 5, 2014 and June 30, representatives of Latham & Watkins, on the one hand, and Cooley and Pepper Hamilton, on the other hand, continued to negotiate the terms of the subscription agreement and the various ancillary agreements contemplated thereby in conjunction with the negotiation of the merger agreement.

On June 16, 2014, Mr. Lim called and emailed Mr. Oclassen, Mr. Kollins, and Ms. Patterson proposing to increase the Paratek investment, pursuant to the proposed subscription agreement, to approximately $93 million and decrease the Transcept contribution in the post-merger combined organization.

Commencing on June 17, 2014, there were a series of calls between Transcept and Paratek and their respective representatives, including Latham & Watkins, Cooley and Pepper Hamilton regarding due diligence matters. Additional teleconferences related to due diligence matters continued to be held between Paratek and Transcept, as well as their respective representatives, from June 17, 2014 until June 30, 2014.

On June 18, 2014, representatives of Latham & Watkins, Cooley and Pepper Hamilton met via teleconference to discuss the structure and timing of the transaction including the investment in Paratek contemplated by the subscription agreement and the potential timing for completing the proposed business combination.

On June 19, 2014, the Transcept board of directors held a telephonic meeting at which Mr. Oclassen and Mr. Kollins provided an update to the Transcept board of directors regarding the status of negotiations with Paratek. Additionally, Leerink provided a draft valuation presentation to the Transcept board of directors.

On June 24, 2014, Mr. Oclassen, Mr. Kollins and Ms. Patterson telephoned Mr. Lim to discuss the relative allocation of Transcept equity interests between the existing Transcept stockholders, on the one hand, and the Paratek stockholders (including new investors), on the other hand, as well as certain terms of the draft subscription agreement.

On June 30, 2014, the Transcept board of directors held a telephonic meeting with Transcept’s legal and financial advisors. During the meeting, members of Transcept management reviewed the key provisions of the merger agreement, including: structure and timing considerations; the exchange ratio and relative percentage ownership of the existing Transcept stockholders, on the one hand, and the Paratek stockholders (including new investors), on the other hand, following the completion of the merger; the financing of Paratek contemplated by the subscription agreement; the terms of the bridge loan to be made by Transcept to Paratek; the support agreements from certain Transcept and Paratek stockholders to vote in favor of the business combination; the lock-up agreements from certain Transcept and Paratek stockholders whereby such stockholders would agree not to sell or transfer their shares of Transcept common stock from the effective time of the merger until ninety days from the closing of the merger; the closing conditions in the merger agreement and subscription agreement; the non-solicitation provisions, termination provisions and termination fees set forth in the merger agreement. In addition, representatives of Leerink presented its financial analysis of the exchange ratio and delivered Leerink’s oral opinion, which was confirmed by delivery of a written opinion dated June 30, 2014, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to Transcept. Also, representatives from Latham & Watkins reviewed the fiduciary duties of the Transcept board of directors in the context of the proposed business combination. During the presentations, the board of directors of Transcept asked questions and discussed the provisions of the merger agreement and related documentation. After the presentations and discussions, the board of directors of Transcept unanimously (i) determined that the Merger Agreement, the merger, and other transactions contemplated therein, are advisable and in the best interests of Transcept and its stockholders, (ii) approved the Merger Agreement, the merger and the transactions contemplated thereby in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the Transcept stockholders vote to approve the issuance of shares of Transcept common stock in the merger. Following the meeting of the Transcept board of directors and after finalization of the Subscription Agreement, Transcept and Paratek entered into the Merger Agreement.

Historical Background for Paratek

In September of 2012, Paratek filed a Registration Statement on Form S-1 with the SEC to register shares of common stock in an underwritten initial public offering. By March of 2013, Paratek’s efforts to complete an initial public offering had not been successful, and Paratek’s board of directors and management determined that it was not in the best interest of Paratek and its stockholders to continue with the initial public offering due to the costs and uncertainties associated with the process. Paratek’s Registration Statement on Form S-1 was subsequently withdrawn in July 2013.

Subsequently, Paratek’s board of directors thoroughly reviewed a broad range of options to enhance stockholder value, including debt and/or equity financings, mergers and acquisitions, and monetization of existing license agreements, and engaged in discussions with numerous potential strategic partners, lenders and investors, including then current investors in Paratek and potential new investors. Given Paratek’s limited available capital resources at the time, Paratek’s board of directors and management determined that a private financing was the best option available to Paratek. Despite considerable efforts and the cooperation of existing investors, a private financing was not completed.

After again considering a broad range of options to enhance stockholder value and a continuing strong public market for healthcare technologies, Paratek’s board of directors and management determined in January 2014 that a bridge financing and related recapitalization of Paratek’s capital stock was in the best interests of Paratek and its stockholders to address increasing debts, restructure its capitalization structure and provide sufficient time to enable Paratek to consummate a substantial equity financing to permit the completion of Phase 3 registration studies for Paratek’s lead product candidate, omadacycline. Paratek completed a $6.0 million senior secured promissory note financing and related recapitalization in April 2014.

In March 2014, Paratek retained Ladenburg Thalmann to assist it in a further review of strategic options to enhance stockholder value, including potential merger opportunities with public companies. With the support of Paratek’s board of directors, management and leading investors and Ladenburg Thalmann, Paratek expeditiously pursued both a merger transaction with a public company and a large private financing to raise the capital Paratek believes is needed to complete its two Phase 3 omadacycline registration studies. In May and June 2014, efforts converged when new and existing Paratek investors demonstrated interest in a private financing in Paratek followed by a merger transaction with a publicly held company with cash resources, when combined with sufficient funds available from the private financing, to enable Paratek to pursue its business objectives.

On June 30, 2014, the Paratek board of directors held a telephonic meeting with Paratek’s legal and financial advisors. The directors acknowledged and discussed that they had met and discussed on numerous occasions, both formerly and informally, the potential merits and risks to Paratek and its stockholders of the financing contemplated by the Subscription Agreement and of the merger, the chronology of events leading to the proposals to approve such financing and the merger, the negotiations with the investors in such financing and with Transcept with respect to the merger, and the terms and conditions of such financing and the merger. A representative of Ladenburg Thalmann summarized the process undertaken by Ladenburg Thalmann leading to the proposed financing and merger, and provided certain market-related information. Paratek’s legal counsel summarized the terms and conditions of the proposed financing and merger, advised the directors on their fiduciary duties and answered directors’ questions. After discussion, Paratek’s board of directors (i) authorized and approved the financing contemplated by the Subscription Agreement, (ii) approved and adopted the Subscription Agreement, (iii) determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Paratek and its stockholders, (iv) authorized and approved the merger, (v) approved and adopted the Merger Agreement, (vi) resolved to recommend that the stockholders of Paratek approve and adopt the Merger Agreement and (vii) approved certain other related matters.

Transcept Reasons for the Merger

The Transcept board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Transcept stockholders approve the merger and the issuance of shares of Transcept common stock in the merger, all of which the Transcept board of directors viewed as supporting its decision to approve the business combination with Paratek:

•	The Transcept board of directors believes, based in part on the judgment, advice and analysis of Transcept senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Paratek), that omadacycline represents a sizeable market opportunity, and may provide new medical benefits for patients and returns for investors.

•	The Transcept board of directors also reviewed with the management of Transcept and the management of Paratek the current plans of Paratek for developing omadacycline to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of omadacycline. The Transcept board of directors also considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of the Transcept public company structure with the Paratek business to raise additional funds in the future, if necessary.

•	The Transcept board of directors concluded that the merger would provide the existing Transcept stockholders a significant opportunity to participate in the potential growth of the combined organization following the merger, while the declaration of the special dividend that could become payable to Transcept stockholders in connection with the merger could result in additional cash proceeds being paid to Transcept stockholders in the near term.

•	The Transcept board of directors considered the strength of the balance sheet of the combined organization resulting from the financing contemplated by the Subscription Agreement to provide approximately $93.0 million in capital in addition to the approximately $18.0 million that is expected to be retained by Transcept upon completion of the merger.

•	The Transcept board of directors also considered that the combined organization will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Transcept and Paratek.

•	The Transcept board of directors considered the financial analyses of Leerink, including its opinion to the board of directors as to the fairness to Transcept, from a financial point of view and as of the date of the opinion, of the exchange ratio, as more fully described below under the caption “The Merger—Opinion of the Transcept Financial Advisor.”

•	The Transcept board of directors also reviewed the recent financial condition, results of operations and financial condition of Transcept, including:

•	the lack of substantial commercial success of Intermezzo and the unlikelihood that such circumstances would change for the benefit of the Transcept stockholders in the foreseeable future;

•	the loss of the operational capabilities of Transcept, and the risks associated with continuing to operate Transcept on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the results of substantial efforts made over a significant period of time by Transcept’s senior management and financial advisors to solicit strategic alternatives for Transcept to the merger, including the discussions that Transcept management and the Transcept board of directors had in late 2013 and early 2014 with other potential merger candidates; and

•	the risks, costs and timing associated with liquidating Transcept.

The Transcept board of directors also reviewed the terms of the merger and associated transactions, including:

•	the exchange ratio used to establish the number of shares of Transcept common stock to be issued in the merger is fixed, and thus the relative percentage ownership of Transcept stockholders and Paratek stockholders immediately following the completion of the merger is similarly fixed;

•

the financing in Paratek contemplated by the Subscription Agreement, the limited number and nature of conditions to the obligation of the proposed investors in Paratek to consummate the financing contemplated by the Subscription Agreement and the ability of Transcept to specifically enforce the obligations of the investors under the Subscription Agreement to complete the investment in Paratek if all of such conditions to the completion of the investment contemplated by the Subscription Agreement have been satisfied;

•	the limited number and nature of the conditions to the Paratek obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Transcept and Paratek under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Transcept or Paratek receive a superior proposal;

•	the reasonableness of the potential termination fee of $6.3 million and related reimbursement of certain transaction expenses of up to $1.0 million, which could become payable by either Transcept or Paratek if the Merger Agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which certain stockholders of Paratek agreed, solely in their capacity as stockholders, to vote all of their shares of Paratek capital stock in favor of adoption of the Merger Agreement;

•	the agreement of Paratek to provide written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within four business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective;

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Transcept board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the $6.3 million termination fee and up to $1.0 million in related expenses payable to Paratek upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Transcept stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of the Transcept common stock resulting from the merger announcement;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Transcept;

•	the risk to the business of Transcept, operations and financial results in the event that the merger is not consummated;

•	the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the members of the current Paratek board of directors;

•	the fact that the merger would give rise to substantial limitations on the utilization of Transcept’s NOLs; and

•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Transcept board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Transcept board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Transcept board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Transcept board of directors may have given different weight to different factors. The Transcept board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Transcept management team and the legal and financial advisors of Transcept, and considered the factors overall to be favorable to, and to support, its determination.

Paratek Reasons for the Merger

In the course of reaching its decision to approve the merger, the Paratek board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	the potential increased access to sources of capital and a broader range of investors to support the clinical development of its product candidates than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Paratek’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Paratek’s board of directors;

•	the cash resources of the combined organization expected to be available at the closing of the merger in light of the high expected costs associated with the last stage of clinical development, Phase 3, for Paratek’s products and Paratek’s prior inability to attract sufficient capital to complete the necessary trials as a privately held company;

•	the availability of appraisal rights under the DGCL to holders of Paratek’s common stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Paratek common stock as determined by the Delaware Court of Chancery;

•	the expectation that the merger with Transcept would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering which Paratek had previously unsuccessfully pursued;

•	the value to the principal investors under the Subscription Agreement of Paratek’s business being operated by a public company as a condition to their investment;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the determination that the expected relative percentage ownership of Transcept securityholders and Paratek securityholders in the combined organization was appropriate based, in the judgment of the Paratek board of directors, on the board of directors’ assessment of the approximate valuations of Transcept (the value of the net cash Transcept was expected to provide to the combined organization) and Paratek (the valuation of Paratek extrapolated from the value of the Transcept net cash contribution as compared to the valuation of Paratek in its financing contemplated by the Subscription Agreement);

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Paratek stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Transcept to consummate the merger;

•	the rights of Paratek under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Paratek receive a superior proposal; and

•	the conclusion of Paratek’s board of directors that the potential termination fee of $6.3 million, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $1.0 million, payable by Transcept to Paratek and the circumstances when such fee may be payable, were reasonable;

•	the fact that shares of Transcept common stock issued to Transcept stockholders will be registered on a Form S-4 registration statement by Transcept and will become freely tradable for Paratek’s stockholders who are not affiliates of Paratek and who are not parties to lock-up agreements; and

•	the likelihood that the merger will be consummated on a timely basis.

Paratek’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Paratek and the ability of Paratek to obtain financing in the future in the event the merger is not completed;

•	the termination fee of $6.3 million, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $1.0 million, payable by Paratek to Transcept upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Paratek’s stockholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Paratek’s business will be subject to following the merger that it has not previously been subject to; and

•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

Opinion of the Transcept Financial Advisor

On June 30, 2014, at a meeting of the Transcept board of directors, Leerink rendered its oral opinion to the Transcept board of directors and subsequently confirmed by delivery of a written opinion dated June 30, 2014, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to Transcept.

The full text of the written opinion of Leerink, dated June 30, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated herein by reference. Holders of Transcept common stock are urged to read the opinion in its entirety. Leerink provided its opinion for the sole benefit and use of Transcept’s board of directors in its consideration of the transaction. The Leerink opinion does not constitute an opinion as to the merits of the merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the merger, or any other matter. The exchange ratio was determined through negotiations between Transcept and Paratek and not pursuant to the recommendations of Leerink. The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Leerink reviewed and considered such financial and other information as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement, dated June 30, 2014;

•	certain financial and other business information of Transcept and Paratek furnished to Leerink by the managements of Transcept and Paratek, respectively;

•	certain reports and other publicly available information regarding Transcept and Paratek;

•	comparisons of certain publicly available financial and stock market data of companies whose securities are traded in the public markets and that Leerink deemed relevant to similar data for Paratek; and

•	such other information, financial studies, analyses and investigations and such other factors that Leerink deemed relevant for the purposes of its opinion.

In addition, Leerink held discussions with members of senior management and representatives of Transcept and Paratek concerning the matters described in the second, third and fifth bullet point items above, as well as the businesses and prospects of Transcept and Paratek.

In conducting its review and analysis and in arriving at its opinion, Leerink has, with Transcept’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it, or publicly available. Leerink did not undertake any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts and other information for Transcept and Paratek that were provided to Leerink and that Leerink reviewed, Leerink was advised, and it has assumed, with Transcept’s consent, that such forecasts and other information were reasonably prepared in good faith on the basis of reasonable assumptions and reflected the best currently available estimates and judgments of the managements of Transcept and Paratek as to the future financial condition and performance of Transcept and Paratek and the other matters covered thereby. Leerink expresses no opinion with respect to such forecasts and other information or the estimates or assumptions upon which they are based.

Leerink did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Transcept or Paratek, nor was it furnished with such materials. Leerink made no independent investigation of any legal, accounting or tax matters relating to Transcept or Paratek, and assumed the correctness of all legal, accounting and tax advice given to Transcept and Paratek.

Leerink does not express any opinion as to (i) the value of any employment agreement or other arrangement entered into in connection with the proposed merger, or (ii) any tax or other consequences that might result from the proposed merger. Furthermore, Leerink expresses no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the exchange ratio or with respect to the fairness of any such compensation.

Leerink’s opinion relates solely to the fairness of the exchange ratio to Transcept, and its opinion does not address Transcept’s underlying business decision to proceed with or effect the merger or any other term, aspect or implication of the proposed merger or any other agreement or arrangement entered into in connection with the proposed merger. Leerink has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the merger or the exchange ratio to the holders of Transcept common stock or of any other securities or creditors or any other constituency of Transcept. Leerink is not expressing any opinion as to the impact of the merger on the solvency or viability of Transcept or Paratek or the ability of Transcept or Paratek to pay its obligations when they come due. In addition, Leerink’s opinion does not address any legal or accounting matters, as to which Leerink understands that Transcept has obtained such advice as it has deemed necessary from qualified professionals. Leerink is not expressing any opinion as to what the value of Transcept common stock actually will be when issued pursuant to the merger or the prices at which shares of Transcept common stock or Paratek common stock may trade at any time.

Leerink’s opinion was necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by it as of the date the opinion was delivered. It should be understood that although subsequent developments may affect Leerink’s opinion, Leerink does not have any obligation to update, revise or reaffirm its opinion and Leerink expressly disclaims any responsibility to do so.

Leerink’s opinion was intended for the benefit and use of the Transcept board of directors in its consideration of the proposed merger. Leerink’s opinion does not constitute a recommendation of the merger to the Transcept board of directors nor does it constitute a recommendation to any stockholder of Transcept as to how such stockholder should vote with respect to the merger or otherwise.

The following is a summary of the principal financial analyses performed by Leerink to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Leerink performed certain procedures, including each of the financial analyses described below, and reviewed with the managements of Transcept and Paratek the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Paratek.

Financial Forecasts

Exchange Ratio and Implied Equity Value and Transaction Value.

Implied Equity Value. Leerink calculated an implied equity value for Paratek of $161.0 million by multiplying 167.5 million (the number of Transcept shares to be issued to Paratek equity holders based on the exchange ratio) by $0.961 (the implied equity value per share of Transcept, which Leerink calculated by dividing the sum of $18.0 million in cash remaining in Transcept immediately prior to the merger, inclusive of a $3.5 million bridge loan to Paratek plus 1% interest over 3 months, and $750,000 of value ascribed to Transcept’s public company status by the parties, by 19.5 million, representing the assumed number of Transcept shares outstanding, on a fully-diluted basis, immediately prior to the merger).

Implied Transaction Value. Leerink calculated an implied transaction value for Paratek of $68.0 million by subtracting an assumed Paratek cash balance of $93.0 million from the implied equity value of $161.0 million.

Analysis of Selected Publicly Traded Companies

Phase 3 and Pre-Commercial Anti-Infective Companies. Using publicly available information, Leerink reviewed selected financial data of five publicly-traded companies in the biopharmaceutical industry developing anti-infective drugs that are either in Phase 3 clinical studies or have completed Phase 3 studies but are pre-commercial. In this regard, Leerink noted that although such companies were considered similar to Paratek, none of the companies has the same management, make-up, technology, size or mix of business as Paratek and accordingly there are inherent limitations on the applicability of such companies to the stand-alone financial analysis of Paratek. Leerink reviewed and analyzed the following publicly-traded companies (each a “Comparable Company” and collectively, the “Comparable Companies”):

•	Insmed Incorporated

•	Durata Therapeutics, Inc.

•	Cempra, Inc.

•	Tetraphase Pharmaceuticals, Inc.

•	Achaogen, Inc.

Leerink analyzed the common equity value for each of the Comparable Companies which is derived from publicly available market and financial data. The common equity value, is defined as the number of fully-diluted shares outstanding multiplied by the closing price of the common stock, and enterprise value, is defined as common equity value, plus total debt, less cash and cash equivalents.

The five Comparable Companies had enterprise values between $177.3 million and $726.5 million. In this public comparable company analysis, Leerink derived a mean enterprise value of $394.0 million and a median enterprise value of $294.7 million, as of June 27, 2014. Leerink then took the 25th percentile and 75th percentile enterprise value in order to calculate a range of implied enterprise values for Paratek. Based on the public comparable company analysis, the range of enterprise values for Paratek was $291.2 million to $480.2 million.

Analysis of Selected IPO Transactions.

Phase 3 and Phase 3 Ready IPOs. Leerink reviewed the pre-money equity values of 25 biopharmaceutical companies who completed initial public offerings (an “IPO”) since 2013 and whose lead products at the time of the IPO were in Phase 3 or ready to begin Phase 3. Pre-money equity valuation is defined as the equity valuation of a company implied by the offering price of the Company’s shares in its IPO, minus the total gross proceeds of the IPO. In this regard, Leerink noted that although such companies were considered similar to Paratek, none of the companies has the same management, make-up, technology, size or mix of business as Paratek and accordingly there are inherent limitations on the applicability of such companies to the stand-alone financial analysis of Paratek. These companies (each a “Phase 3 IPO Comparable” and collectively, the “Phase 3 IPO Comparables”) were:

•	Zafgen, Inc.

•	ZS Pharma, Inc.

•	Radius Health, Inc.

•	Agile Therapeutics, Inc.

•	Dipexium Pharmaceuticals, Inc.

•	Achaogen, Inc.

•	NephroGenex, Inc.

•	Argos Therapeutics, Inc.

•	Revance Therapeutics, Inc.

•	Eleven Biotherapeutics, Inc.

•	Auspex Pharmaceuticals, Inc.

•	Cara Therapeutics, Inc.

•	GlycoMimetics, Inc.

•	Relypsa, Inc.

•	Aerie Pharmaceuticals, Inc.

•	Ophthotech Corporation

•	Regado Biosciences, Inc.

•	Onconova Therapeutics, Inc.

•	Prosensa Holding N.V.

•	PTC Therapeutics, Inc.

•	Portola Pharmaceuticals, Inc.

•	Omthera Pharmaceuticals, Inc.

•	Chimerix, Inc.

•	Tetraphase Pharmaceuticals, Inc.

•	Enanta Pharmaceuticals, Inc.

The 25 Phase 3 IPO Comparables had pre-money equity values between $38.5 million and $537.5 million. Leerink derived a mean pre-money equity value of $200.6 million and a median pre-money equity value of $190.0 million for the Phase 3 IPO Comparables. Leerink then took the 25th percentile and 75th percentile pre-money equity value in order to calculate a range of implied pre-money equity values for Paratek. Based on the Phase 3 IPO Comparables, the range of pre-money equity values for Paratek was $113.4 million to $259.5 million.

Anti-Infective Company IPOs. Leerink also reviewed the pre-money equity values of 8 biopharmaceutical companies who completed IPOs since 2007 and who were developing anti-infective products at the time of their IPO. In this regard, Leerink noted that although such companies were considered similar to Paratek, none of the companies has the same management, make-up, technology, size or mix of business as Paratek and accordingly there are inherent limitations on the applicability of such companies to the stand-alone financial analysis of Paratek. These companies (each an “Anti-Infective IPO Comparable” and collectively, the “Anti-Infective IPO Comparables”) were:

•	Dipexium Pharmaceuticals, Inc.

•	Achaogen, Inc.

•	Tetraphase Pharmaceuticals, Inc.

•	Durata Therapeutics, Inc.

•	Cempra, Inc.

•	Trius Therapeutics, Inc.

•	Targanta Therapeutics Corporation

•	Optimer Pharmaceuticals, Inc.

The 8 Anti-Infective IPO Comparables had pre-money equity values between $65.5 million and $166.3 million. Leerink derived a mean pre-money equity value of $100.6 million and a median pre-money equity value of $85.9 million for the Anti-Infective IPO Comparables. Leerink then took the 25th percentile and 75th percentile pre-money equity value in order to calculate a range of implied pre-money equity values for Paratek. Based on the Anti-Infective IPO Comparables, the range of pre-money equity values for Paratek was $71.3 million to $124.3 million.

Discounted Cash Flow Analysis

Leerink estimated a range of enterprise values for Paratek based upon the discounted present value of the projected after-tax cash flows of Paratek described in the projected business and financial information concerning Paratek (the “Paratek Forecasts”) prepared by the managements of Paratek and Transcept. The Paratek Forecasts included projected balance sheets, statements of operations and statements of cash flows for the fiscal years ending December 31, 2014 through December 31, 2029, which is the final assumed year of patent exclusivity for omadacycline, Paratek’s lead product candidate. After-tax cash flow was calculated by taking projected and probability-adjusted earnings before interest and taxes, or EBIT, and subtracting from this amount projected taxes, capital expenditures, changes in working capital and adding back projected depreciation and amortization. With the consent and instruction of Transcept management and following conversations with and guidance by Paratek management, Leerink applied adjustments to the Paratek Forecasts based on a number of assumptions including a probability of commercial launch, assumptions regarding potential partnerships in certain geographies and commercial channels, and the effect of net operating losses on taxes payable. In performing this analysis, Leerink utilized discount rates ranging from 13.0% to 16.0%, which were selected based on a weighted average cost of capital derived from selected commercial stage specialty pharmaceutical companies. These companies were Salix Pharmaceuticals, Ltd.; Jazz Pharmaceuticals plc; Cubist Pharmaceuticals, Inc.; NPS Pharmaceuticals, Inc.; The Medicines Company; and Auxilium Pharmaceuticals, Inc. Utilizing this methodology, the implied enterprise value of Paratek ranged from $376.8 million to $511.6 million.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Leerink. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore such an opinion and the analyses used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Leerink’s opinion. In arriving at its fairness determination, Leerink considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Paratek or the contemplated transaction.

Leerink prepared these analyses for purposes of Leerink’s providing its opinion to the Transcept board of directors as to the fairness from a financial point of view of the exchange ratio to Transcept. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Transcept nor Leerink nor any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arms’-length negotiations between Transcept and its representatives, on the one hand, and Paratek and its representatives, on the other hand. Leerink provided advice to Transcept during these negotiations. Leerink did not, however, recommend any specific exchange ratio to Transcept or the Transcept board of directors or suggest that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

The decision by the Transcept board of directors to approve the transaction and enter into the Merger Agreement was solely that of the Transcept board of directors. As described above, Leerink’s opinion to the Transcept board of directors was one of many factors taken into consideration by the Transcept board of directors in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Leerink is an investment banking firm focused exclusively on healthcare. Leerink is recognized as a leading investment bank for both emerging and established healthcare companies. Leerink, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes. Leerink was selected by Transcept due to its substantial experience in the healthcare industry and with transactions similar to this transaction.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink acted as financial advisor to Transcept in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to Transcept, Paratek or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink’s trading and brokerage activities, Leerink or its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Transcept, Paratek or their respective affiliates.

Leerink was retained by Transcept as its financial advisor under a letter agreement dated October 2, 2013. Pursuant to the terms of this engagement letter, Transcept has agreed to pay Leerink a transaction fee equal to the sum of $350,000 plus 1.0% of the aggregate consideration (as defined in the engagement letter) up to 110% of Transcept’s cash balance at the announcement of a transaction; plus 1.5% of any aggregate consideration above 110% of Transcept’s cash balance at the announcement of a transaction. The transaction fee is conditioned upon, and will be payable upon, the successful closing of a transaction. A retainer fee of $350,000 became payable upon the execution of the engagement letter and was paid by Transcept to Leerink. A fee of $750,000 (creditable against the transaction fee) is payable upon the following: 50% of the fee became payable upon delivery of its fairness opinion, with the remaining 50% to become payable upon the closing of a transaction. In addition, Transcept has agreed to reimburse Leerink for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Leerink and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of the Transcept Directors and Executive Officers in the Merger

In considering the recommendation of the Transcept board of directors with respect to issuing shares of Transcept common stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Transcept stockholders at the Transcept special meeting, the Transcept stockholders should be aware that certain members of the board of directors and executive officers of Transcept have interests in the merger that may be different from, or in addition to, the interests of the Transcept stockholders. These interests relate to or arise from, among other things:

•	severance benefits to which each of Transcept’s executive officers would become entitled in the event of a change of control of Transcept and/or his covered termination of employment within specified periods of time relative to the consummation of the merger;

•	the accelerated vesting of certain of the stock awards held by the Transcept executive officers and board members in connection with the consummation of the merger; and

•	the agreement that one Transcept director will continue to serve on the board of directors of the combined organization following the consummation of the merger.

The board of directors of each of Transcept and Paratek was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Transcept stockholders approve the Transcept proposals to be presented to the Transcept stockholders for consideration at the Transcept special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Paratek stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of June 30, 2014, all directors and executive officers of Transcept beneficially owned approximately 13.2% of the shares of Transcept common stock. An additional 10.9% of the shares of Transcept common stock are beneficially owned by a venture capital firm in which one of the Transcept directors is a partner. The affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting is required for approval of Transcept Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting is required for approval of Transcept Proposal Nos. 2 and 3. Certain Transcept officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements see the section entitled “Agreements Related to the Merger—Support Agreements and Written Consents” in this proxy statement/prospectus/information statement.

Affiliations with Paratek

Thomas Dietz, a member of Transcept’s board of directors and a Paratek stockholder, has subscribed to the financing contemplated by the Subscription Agreement and has agreed to purchase from Paratek 24,392 shares of Paratek common stock immediately prior to the consummation of the merger. Additionally Dr. Dietz holds a senior secured promissory note issued by Paratek with a principal amount of approximately $2,800 and is a party to the Debt Conversion Agreement. Pursuant to the Debt Conversion Agreement immediately prior to the closing of the financing contemplated by the Subscription Agreement, Dr. Dietz will receive 10,801 shares of Paratek common stock upon the conversion of the principal and all interest accrued on that note.

Change of Control and Severance Benefits Agreements

Transcept entered into Change of Control and Severance Benefits Agreements with each of its named executive officers, which Transcept amended and restated in 2013. Each of these agreements provides for the executive officer to remain an at-will employee, expires in 2017, and contains provisions that allow for the timing of payments under the agreements to be altered in order to prevent certain adverse tax consequences under Section 409A of the Internal Revenue Code of 1986.

Definitions

“Cause” under these agreements means any one or more of the following:

•	conviction of (or pleading guilty or no contest to) any felony or any crime involving moral turpitude;

•	participation in any material fraud, material act of dishonesty, or other act of intentional and material misconduct against Transcept;

•	intentionally damaging or willfully misappropriating any property of Transcept that in any case has a material adverse effect on Transcept;

•	materially breaching any fiduciary, statutory, or contractual duty owed to Transcept;

•	regularly and materially failing to diligently and successfully perform the executive’s duties;

•	failing to cooperate with Transcept in any investigation or proceeding by any governmental or similar authority or as otherwise authorized by the board of directors or a committee thereof; and

•	being found liable in an SEC action and/or being disqualified by the SEC from serving in an executive role.

“Good Reason” under these agreements means that the executive resigns his or her role with Transcept if one of the following has taken place without the executive’s consent, has not been cured within 30 days of the executive providing written notice to the board of directors, and the executive’s resignation is effective within 60 days after expiration of the 30-day cure period:

•	there is a material reduction in the executive’s base annual salary;

•	there is a material change in the executive’s position or responsibilities (including the person or persons to whom the executive has reporting responsibilities) that represents an adverse change from the executive’s position or responsibilities from those in effect at any time within 90 days preceding the change of control; provided, however, that a change of control which results in the subsequent conversion of Transcept to a division or unit of the acquiring corporation will not by itself result in a material reduction in the executive’s level of responsibility;

•	the executive is required to relocate his or her principal place of employment to a facility or location that would increase the executive’s one-way commute distance by more than 35 miles;

•	Transcept materially breaches its obligations under any then-effective employment agreement with the executive; and

•	an acquirer, successor or assignee of Transcept fails to assume and perform, in any material respect, the Transcept obligations under the employment agreement.

“Change of Control” under these agreements means:

•	a transaction or series of transactions (other than a public offering through a registration statement filed with the SEC) whereby any person or persons directly or indirectly acquires beneficial ownership of securities of Transcept possessing more than 50% of the total combined voting power of Transcept securities outstanding immediately after such acquisition; or

•	any period of two consecutive years during which individuals who constitute a majority of the Transcept board of directors at the beginning of such two year period, together with any new directors whose election by the board or nomination for election by Transcept’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board; or

•	the consummation by Transcept of a merger, consolidation, reorganization, business combination, sale or disposition of all or substantially all of its assets in a single transaction or series of related transactions, or the acquisition of assets or stock of another entity, in each case other than in a transaction:

•	which results in the voting securities of Transcept outstanding immediately before the transaction continuing to represent at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and

•	after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity, not including such persons who prior to consummation of the transaction owned enough securities to represent 50% of the voting securities of the successor entity following consummation of the transaction; or

•	Transcept stockholders approve a liquidation or dissolution of Transcept.

Material Severance Terms Pertaining to Named Executive Officers

Set forth below are descriptions of material severance terms pertaining to the Transcept named executive officers for the year ended December 31, 2013.

Glenn A. Oclassen

In the event that Transcept terminates Mr. Oclassen’s employment without Cause or Mr. Oclassen resigns for Good Reason, in either case within 12 months after a Change of Control, Mr. Oclassen will receive, subject to Mr. Oclassen executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to his then-effective annual salary, continued payment of premiums for group health benefits until the earlier of 12 months after termination or the date upon which Mr. Oclassen and his eligible dependents become covered under similar plans, and the vesting of 100% of Mr. Oclassen’s then-outstanding unvested equity awards. Additionally, options designated by the board of directors or the board’s compensation committee as being eligible for extended exercisability shall remain exercisable until the earlier of (i) the third anniversary of his termination date or (ii) the original expiration date of the applicable option.

In the event that Transcept terminates Mr. Oclassen’s employment without Cause other than within 12 months after a Change of Control, Mr. Oclassen will receive, subject to Mr. Oclassen executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to 1.5 times his then-effective annual salary and continued payment of premiums for group health benefits until the earlier of 18 months after termination or the date upon which Mr. Oclassen and his eligible dependents become covered under similar plans.

Nikhilesh N. Singh

In the event that Transcept terminates Dr. Singh’s employment without Cause or Dr. Singh resigns for Good Reason, in either case within 12 months after a Change of Control, Dr. Singh will receive, subject to Dr. Singh executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to 1.5 times his then-effective annual salary, continued payment of premiums for group health benefits until the earlier of 18 months after termination or the date upon which Dr. Singh and his eligible dependents become covered under similar plans, and the vesting of 100% of Dr. Singh’s then-outstanding unvested equity awards. Additionally, options designated by the board of directors or the board’s compensation committee as being eligible for extended exercisability shall remain exercisable until the earlier of (i) the third anniversary of his termination date or (ii) the original expiration date of the applicable option.

In the event that Transcept terminates Dr. Singh’s employment without Cause other than within 12 months after a Change of Control, Dr. Singh will receive, subject to Dr. Singh executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to his then-effective annual salary and continued payment of premiums for group health benefits until the earlier of 12 months after termination or the date upon which Dr. Singh and his eligible dependents become covered under similar plans.

John A. Kollins

In the event that Transcept terminates Mr. Kollins’ employment without Cause or Mr. Kollins resigns for Good Reason, in either case within 12 months of a Change of Control, Mr. Kollins will receive, subject to Mr. Kollins executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to 1.5 times his then-effective annual salary, continued payment of premiums for group health benefits until the earlier of 18 months after termination or the date upon which Mr. Kollins and his eligible dependents become covered under similar plans, and the vesting of 100% of Mr. Kollins’ then-outstanding unvested equity awards. Additionally, options designated by the board of directors or the board’s compensation committee as being eligible for extended exercisability shall remain exercisable until the earlier of (i) the third anniversary of his termination date or (ii) the original expiration date of the applicable option.

In the event that Transcept terminates Mr. Kollins’ employment without Cause other than within 12 months after a Change of Control, Mr. Kollins will receive, subject to Mr. Kollins executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to his then-effective annual salary and continued payment of premiums for group health benefits until the earlier of 12 months after termination or the date upon which Mr. Kollins and his eligible dependents become covered under similar plans.

Leone D. Patterson

In the event that Transcept terminates Ms. Patterson’s employment without Cause or Ms. Patterson resigns for Good Reason, in either case within 12 months of a Change of Control, Ms. Patterson will receive, subject to Ms. Patterson executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to 1.5 times her then-effective annual salary, continued payment of premiums for group health benefits until the earlier of 18 months after termination or the date upon which Ms. Patterson and her eligible dependents become covered under similar plans, and the vesting of 100% of Ms. Patterson’s then-outstanding unvested equity awards. Additionally, options designated by the board of directors or the board’s compensation committee as being eligible for extended exercisability shall remain exercisable until the earlier of (i) the third anniversary of her termination date or (ii) the original expiration date of the applicable option.

In the event that Transcept terminates Ms. Patterson’s employment without Cause other than within 12 months after a Change of Control, Ms. Patterson will receive, subject to Ms. Patterson executing and not revoking a general release of claims against Transcept and its affiliates within 60 days following the termination date, a single lump sum severance payment equal to her then-effective annual salary and continued payment of premiums for group health benefits until the earlier of 12 months after termination or the date upon which Ms. Patterson and her eligible dependents become covered under similar plans.

Thomas P. Soloway

Transcept entered into a consulting agreement with Mr. Soloway under which Transcept shall pay Mr. Soloway a monthly retainer of $12,000 for 4 months after Mr. Soloway’s termination date of December 31, 2013 for certain consulting and transitional services. In addition, Transcept accelerated by one year the vesting for all unvested stock options outstanding for Mr. Soloway and provided him an exercise period of twelve months from his termination date of December 31, 2013.

Potential Payments upon Termination

Within Twelve Months After a Change of Control

Based upon a hypothetical termination date of December 31, 2013, assuming that the above-described Change of Control and Severance Benefits Agreements were in place as of such date, and that the named executive officers were terminated without Cause or resigned their positions for Good Reason within 12 months after a Change of Control of Transcept, the named executive officers of Transcept would have been entitled to the following payments and benefits:

Name	Lump Sum Salary— Based Severance Payment(1) ($)	Accelerated Vesting of Unvested Equity Awards(2) ($)	Maximum Continued Payment of COBRA Premiums(3) ($)	Value of Extended Exercise Period on Specific Grants(4) ($)	Total ($)
Glenn A. Oclassen	$560,000	$86,672	$19,068	$89,820	$755,560
Nikhilesh N. Singh, Ph.D.	525,000	44,299	36,631	45,905	651,835
John A. Kollins	510,000	44,299	36,631	45,905	636,835
Leone D. Patterson	472,500	44,299	13,198	45,905	575,902

(1)	Represents Mr. Oclassen’s annual base salary for 2013, and 1.5 times Dr. Singh’s, Mr. Kollins’ and Ms. Patterson’s annual base salaries for fiscal year 2013.
(2)	Represents the excess, if any, of $3.36, which was the most recent closing price of Transcept common stock on December 31, 2013, over the option exercise price with respect to all unvested options held by each named executive officer as of the date hereof.
(3)	Represents continued payments of monthly health premiums for 12 months for Mr. Oclassen, and 18 months for Dr. Singh, Mr. Kollins and Ms. Patterson.

(4)	Represents the difference in the Black-Scholes option valuation model value of options eligible for an extended exercise period of three years upon a Change of Control. Assumptions used in calculating the valuation of option awards are described in Note 11 to the Consolidated Financial Statements in the Transcept Annual Report on Form 10-K for the year ended December 31, 2013.

Other Than Within Twelve Months After a Change of Control

Based upon a hypothetical termination date of December 31, 2013, assuming that the above-described Change of Control and Severance Benefits Agreements were in place as of such date, and that the named executive officers were terminated without Cause other than within 12 months of a Change of Control of Transcept, the named executive officers of Transcept would have been entitled to the following payments and benefits:

Name	Lump Sum Salary— Based Severance Payment(1) ($)	Maximum Continued Payment of COBRA Premiums(2) ($)	Total ($)
Glenn A. Oclassen	$840,000	$28,603	$868,603
Nikhilesh N. Singh, Ph.D.	350,000	24,421	374,421
John A. Kollins	340,000	24,421	364,421
Leone D. Patterson	315,000	8,799	323,799

(1)	Represents 1.5 times Mr. Oclassen’s annual base salary for 2013 and the annual base salaries for 2013 for each of Dr. Singh, Mr. Kollins and Ms. Patterson.
(2)	Represents continued payments of monthly health premiums for 18 months for Mr. Oclassen and 12 months for Dr. Singh, Mr. Kollins and Ms. Patterson.

As noted above, Transcept entered into a consulting agreement with Mr. Soloway under which Transcept shall pay Mr. Soloway a monthly retainer of $12,000 for 4 months after Mr. Soloway’s termination date of December 31, 2013 for certain consulting and transitional services. In addition, Transcept accelerated by one year the vesting for all unvested stock options outstanding for Mr. Soloway and provided him an exercise period of twelve months from his termination date of December 31, 2013. Total compensation to be received under this contract is $48,000 and the value of the stock option modification was approximately $63,000. Assumptions used in calculating the valuation of the option modification are described in Note 11 to the “Transcept Financial Statements—Notes to Consolidated Financial Statements.”

Equity Compensation Plans

In June 2010, Transcept replaced the Amended and Restated Independent Director Equity Compensation Policy with the Second Amended and Restated Independent Director Equity Compensation Policy.

Pursuant to the Second Amended and Restated Independent Director Equity Compensation Policy, which went into effect in June 2010, non-employee directors are granted the following initial and annual, automatic, non-discretionary nonqualified stock options to purchase shares of common stock:

•	Each new non-employee director receives an automatic grant for an option to purchase 10,000 shares of common stock as of the date he or she first becomes a non-employee director that vests in equal monthly installments over three years, subject to the director’s continuous service through each vesting date. Effective April 2013, the board of directors approved the Fourth Amended and Restated Independent Director Equity Compensation Policy to increase the number of shares covered by the initial automatic option grant to 25,000 beginning in 2013.

•	A non-employee director who is first appointed Chairman of the board of directors also receives an additional automatic option grant to purchase such number of shares of common stock as the board of directors shall determine as of the date he or she becomes Chairman of the board of directors that vests in equal monthly installments over three years, subject to the director’s continuous service through each vesting date.

•	On the date of the first regularly scheduled Compensation Committee meeting of each year commencing in 2011, each individual who continues to serve as a non-employee director on such date receives an automatic option grant to purchase 7,000 shares of common stock, provided that such individual has served as a non-employee director of Transcept for at least six months. This option vests in equal monthly installments over 12 months following the date of grant, subject to the director’s continuous service through each vesting date. Effective January 2013, the board of directors approved the Third Amended and Restated Independent Director Equity Compensation Policy to increase the number of shares covered by the automatic option grant to 13,500, beginning in 2013.

•	On the date of the first regularly scheduled Compensation Committee meeting of each year commencing in 2011, each non-employee director serving as Chairman of the board of directors who continues to serve as Chairman of the board of directors on such date also receives an automatic option grant to purchase such number of shares of common stock as the board of directors shall determine, provided that such individual has served as Chairman of the board of directors for at least six months. This option vests in equal monthly installments over 48 months following the date of grant, subject to the director’s continuous service through each vesting date.

The exercise price of each option granted to a non-employee director under the above independent director equity compensation policies is equal to the closing trading price of Transcept common stock on the date of grant, or the last trading day immediately preceding the date of grant if the date of grant is not a trading day. Options have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The independent director equity compensation policy provides that an optionee has a 12-month period following a cessation of board service, other than due to a termination for cause, in which to exercise any outstanding vested options issued under such policy, and except in the case of a director’s retirement provided the director has reached the age of 62, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to non-employee directors under the above plans will fully vest and become immediately exercisable upon a change of control of Transcept. In addition, options held by any director who retires while serving as a member of the board after reaching the age of 62 will fully vest and become immediately exercisable upon such director’s retirement.

The following table presents certain information concerning the outstanding option awards held as of December 31, 2013 by each of the named executive officers.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Vesting Commencement Date	Option Exercise Price ($)	Option Expiration Date
Glenn A. Oclassen	9,958	—			$0.88	3/15/2016
	87,398	—			1.77	4/4/2017
	90,000	—			4.14	2/12/2019
	109,470	2,330	(1)	1/14/2010	8.21	1/14/2020
	59,000	—			8.21	1/14/2020
	107,666	44,334	(1)	2/2/2011	8.20	2/2/2021
	155,000	—			2.68	8/24/2021
	82,500	97,500	(1)	2/1/2012	8.09	2/1/2022
	57,291	192,709	(1)	1/7/2013	5.40	1/7/2023
	23,437	201,563	(1)	7/15/2013	2.93	7/15/2023

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Vesting Commencement Date	Option Exercise Price ($)	Option Expiration Date
Nikhilesh N. Singh, Ph.D.	59,599	—			$0.88	3/15/2016
	102,088	—			1.77	4/4/2017
	42,000	—			4.14	2/12/2019
	46,314	986	(1)	1/14/2010	8.21	1/14/2020
	24,100	—			8.21	1/14/2020
	41,083	16,917	(1)	2/2/2011	8.20	2/2/2021
	77,500	—			2.68	8/24/2021
	27,500	32,500	(1)	2/1/2012	8.09	2/1/2022
	27,500	92,500	(1)	1/7/2013	5.40	1/7/2023
	11,979	103,021	(1)	7/15/2013	2.93	7/15/2023

John A. Kollins	22,916	27,084	(1)	2/1/2012	8.09	2/1/2022
	31,875	53,125	(2)	6/20/2012	6.11	6/20/2022
	20,625	69,375	(1)	1/7/2013	5.40	1/7/2023
	11,979	103,021	(1)	7/15/2013	2.93	7/15/2023

Leone D. Patterson	33,750	56,250	(2)	6/25/2012	6.05	6/25/2022
	18,333	61,667	(1)	1/7/2013	5.40	1/7/2023
	11,979	103,021	(1)	7/15/2013	2.93	7/15/2023

Thomas P. Soloway	29,157	—			0.88	3/15/2016
	52,509	—			1.77	4/4/2017
	42,000	—			4.14	2/12/2019
	47,300	—			8.21	1/14/2020
	24,100	—			8.21	1/14/2020
	55,583	—			8.20	2/2/2021
	38,750	—			2.68	8/24/2021
	42,500	—			8.09	2/1/2022
	67,083	—			5.40	1/7/2023
	40,729	—			2.93	7/15/2023

(1)	Vests in substantially equal installments on each monthly anniversary of the vesting commencement date over four years, subject to continuous service through each such date.
(2)	Subject to four year vesting, where 25% of the shares subject to the option vests on the first anniversary of the vesting commencement date and the remaining shares subject to the option vests in substantially equal monthly installments thereafter for the next 36 months, subject to continuous service through each such date.

Employee Benefits Plans

Transcept Amended and Restated 2006 Incentive Award Plan

The Transcept Pharmaceuticals, Inc. Amended and Restated 2006 Incentive Award Plan, or the 2006 Plan, was adopted by the Novacea board of directors in March 2006 as the Novacea 2006 Incentive Award Plan and approved by Novacea stockholders shortly thereafter. In April 2010, the Transcept board of directors approved, and in June 2010, Transcept stockholders approved, an amended and restated version of the plan that included changing the name of the plan. The 2006 Plan was intended to serve as the successor equity incentive program to the Novacea 2001 Stock Option Plan (the “2001 Stock Option Plan”). The 2006 Plan will terminate on the earlier of 10 years after its approval by Transcept stockholders or when the Transcept compensation committee, with the approval of the Transcept board of directors, terminates the 2006 Plan. The 2006 Plan is expected to remain in effect after the consummation of the merger.

Share Reserve. Transcept has authorized for issuance under the 2006 Plan an aggregate of 5,646,125 shares of Transcept common stock, plus the number of shares of Transcept common stock available for issuance under the Novacea 2001 Stock Option Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the share reserve under the 2006 Plan was increased by the number of shares issuable pursuant to stock options outstanding under the 2001 Stock Option Plan that would have otherwise reverted to the 2001 Stock Option Plan because they expired, were canceled or were otherwise terminated without being exercised, following the date that the 2006 Plan became effective. In addition, the number of shares of common stock reserved for issuance under the 2006 Plan will increase automatically on the first day of each fiscal year by a number of shares equal to the least of:

•	5.0% of shares of Transcept common stock outstanding on a fully diluted basis on such date,

•	1,500,000 shares, or

•	a smaller number determined by the Transcept board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2006 Plan during the term of the 2006 Plan may in no event exceed 25,000,000 shares. In addition, no participant in the 2006 Plan may be issued or transferred more than 2,000,000 shares of common stock per calendar year pursuant to awards under the 2006 Plan. As of June 30, 2014, there were 3,646,196 options outstanding under the 2006 Plan and 1,350,480 shares available for future grant under the 2006 Plan.

Equity Awards. The 2006 Plan provides for the following types of awards:

•	Stock Options. The 2006 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations.

The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Plan and applicable law, provided that the exercise price of an ISO and an NSO may not be less than 100% (or higher in the case of certain ISOs) of the fair market value of the Transcept common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition.

Options granted under the 2006 Plan will vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2006 Plan, up to a term of ten years, except in the case of certain incentive stock options.

The exercise price for the shares of common stock subject to option grants made under the 2006 Plan may be paid in cash or in shares of Transcept common stock held by the optionee. The option may be exercised through a same-day sale program without any cash outlay by the optionee.

•	Restricted Stock. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by Transcept in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•	Performance Share Awards. Performance share awards include stock bonuses or other performance or incentive awards paid in cash or shares of Transcept common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Transcept common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Performance Stock Units. Performance stock units are denominated in unit equivalent of shares of Transcept common stock and/or units of value including dollar value of shares of Transcept common stock. They may provide for payment based on specific performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on Transcept common stock. They represent the value of the dividends per share paid by Transcept, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•	Restricted Stock Units. Restricted stock units are denominated in unit equivalent of shares of Transcept common stock. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•	Deferred Stock. Awards of deferred stock may provide for payment based on specified performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator. Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Transcept common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of Transcept common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Transferability of Awards. Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the award agreement provides otherwise. However, a participant may designate a beneficiary who may exercise an award and receive any distribution with respect to an award following the participant’s death.

Eligibility. Awards may be granted under the 2006 Plan to Transcept employees and consultants who provide services to Transcept or its subsidiaries as well as directors of Transcept. While Transcept may only grant incentive stock options to employees, it may grant all other awards to any eligible participant. The actual number of individuals who will receive an award under the 2006 Plan cannot be determined in advance because the compensation committee has the discretion to select the participants. During any calendar year, the maximum number of shares with respect to one or more awards that may be granted to any one participant (measured from the date of any grant) is 2,000,000 shares.

Administration. The 2006 Plan will be administered by the Transcept compensation committee. This committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the 2006 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2006 Plan and outstanding equity awards, except that amendments to outstanding awards may not adversely impact the rights of a participant without the participant’s consent. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. In the event of a change in control, as defined in the 2006 Plan, unless otherwise provided, outstanding awards will vest immediately prior to the change in control with respect to fifty percent (50%) of then unvested shares subject to the award, and the award will thereafter vest and become exercisable and forfeiture restrictions on such awards will lapse with respect to the remaining unvested shares in equal monthly installments during the remaining original vesting term of the award; provided, however, that if the change in control occurs and awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the change in control such awards will become fully vested and immediately exercisable and all forfeiture restrictions on such awards will immediately lapse. In addition, unless otherwise provided, if the participant is involuntary terminated by Transcept (or any successor) for any reason other than for cause, death or disability or due to a constructive termination during the period commencing on the first day of the calendar month immediately preceding the calendar month in which the change in control occurs and ending on the last day of the thirteenth calendar month following the calendar month in which the change in control occurs, then the participant’s outstanding awards will fully vest and become immediately exercisable and all forfeiture restrictions on such awards will immediately lapse as of the date of such termination.

Upon, or in anticipation of, a change in control, the compensation committee may cause any and all awards to terminate at a specific time in the future, including but not limited to the date of such change in control, and will give each participant the right to exercise one hundred percent (100%) of such awards or otherwise accelerate the vesting of the awards one hundred percent (100%) (including all otherwise unvested awards) during a period of time as the compensation committee, in its discretion, will determine, but in no event later than the termination date of such awards.

Non-Employee Director Awards. The 2006 Plan permits the board to grant awards to Transcept non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of the board adopted the Independent Director Equity Compensation Policy pursuant to which Transcept non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Under the Fourth Amended and Restated Independent Director Equity Compensation Policy, each new non-employee director, will receive an option to purchase 25,000 shares of Transcept common stock as of the date he or she first becomes a non-employee director. This option grant vests in equal monthly installments over three years. A non-employee director who is first appointed Chairman of the board of directors also receives an additional automatic option grant to purchase such number of shares of Transcept common stock as the board determines as of the date the non-employee directors is appointed Chairman. This option grant vests in equal monthly installments over three years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 13,500 shares of Transcept common stock. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The Independent Director Equity Compensation Policy provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to Transcept non-employee directors pursuant to the Transcept Independent Director Equity Compensation Policy will fully vest and become immediately exercisable upon a change in control of Transcept. In addition, options held by any of the Transcept directors who retire while serving as a member of the board will fully vest and become immediately exercisable upon such director’s retirement under the terms of the Independent Director Equity Compensation Policy.

Transcept Amended and Restated 2002 Stock Option Plan

The Transcept 2002 Stock Option Plan was adopted by the Transcept board of directors and approved by Transcept stockholders on January 24, 2002. The Transcept 2002 Stock Option Plan was most recently amended on July 1, 2008. The 2002 Plan was terminated as of January 24, 2012, and no additional awards of stock options or stock purchase rights may be granted thereunder. The Transcept 2002 Stock Option Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Transcept employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to Transcept employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Subject to the provisions of the Transcept 2002 Stock Option Plan, the maximum aggregate number of shares which may be subject to options or stock purchase rights and sold under the Transcept 2002 Stock Option Plan is 1,419,504 shares. As of June 30, 2014, options to purchase 263,636 shares of Transcept common stock were outstanding and no shares were available for future grant under the Transcept 2002 Stock Option Plan.

The Transcept board of directors or a committee appointed by the Transcept board of directors administers the Transcept 2002 Stock Option Plan. Under the Transcept 2002 Stock Option Plan, the administrator has the power to determine the terms of stock options or stock purchase rights, including the employees, directors and consultants who will receive stock options or stock purchase rights, the number of shares subject to each stock option or stock purchase right, the vesting schedule, any vesting acceleration, and the exercisability of stock options or stock purchase rights.

The exercise price of options granted under the Transcept 2002 Stock Option Plan must at least be equal to 85% (or 100% in the case of incentive stock options) of the fair market value of Transcept common stock on the date of grant. However, with respect to any incentive stock option granted to an optionee that owns 10% of the voting power of all classes of Transcept outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. The term of an incentive stock option may not exceed 10 years, except that with respect to any optionee who owns 10% of the voting power of all classes of Transcept outstanding stock as of the grant date, the term must not exceed five years. Except in the case of stock options granted to officers, directors and consultants, stock options must become exercisable at a rate no less than 20% per year over five years from the date the stock option is granted. Subject to the provisions of the Transcept 2002 Stock Option Plan, the administrator determines the terms of all other options in its discretion.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option within 30 days from such termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for six months or such longer period of time as stated in the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights may be issued alone, in addition to, or in tandem with other awards under the Transcept 2002 Stock Option Plan. After the administrator determines that it will offer stock purchase rights, it advises the offeree of the terms, conditions and restrictions related to the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. Unless the administrator provides otherwise, the restricted stock purchase agreement grants Transcept a repurchase option exercisable within 90 days of the purchaser’s termination of service. The purchase price for shares under the repurchase option will be the original purchase price paid by the purchaser. The repurchase option will lapse at the rate determined by the administrator. However, with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over five years from the date of purchase. Once a stock purchase right is exercised, the purchaser will have rights equivalent to those of a stockholder and will be the stockholder when his or her purchase price is entered upon the record of the duly authorized transfer agent of Transcept.

Unless the administrator provides otherwise, the Transcept 2002 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator allows to make an award transferable, such award may only be transferred by will, the laws of descent and distribution, or to family members through gifts or domestic relations orders as permitted by Rule 701 under the Securities Act.

The Transcept 2002 Stock Option Plan provides that in the event of a merger of Transcept or a change in control, each outstanding stock option and stock purchase right will be assumed or an equivalent option substituted by the successor corporation. If there is no assumption or substitution of outstanding options or stock purchase rights, then the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right. In such case, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase as to all of the shares subject to the option or stock purchase right for a period of at least 15 days. The option or stock purchase right will terminate upon the expiration of the period of time the administrator provides in the notice.

Transcept Pharmaceuticals, Inc. 2009 Employee Stock Purchase Plan

On April 3, 2009, the Transcept board of directors adopted the 2009 Employee Stock Purchase Plan (the “Purchase Plan”), which was approved by stockholders shortly thereafter. There are 500,000 shares of common stock reserved for issuance under the Purchase Plan.

The material features of the Purchase Plan are outlined below:

Purpose

The purpose of the Purchase Plan is to provide a means by which employees of Transcept (and any parent or subsidiary of Transcept designated by the board of directors to participate in the Purchase Plan) may be given an opportunity to purchase common stock of Transcept through payroll deductions, to assist Transcept in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of Transcept and its affiliates. Approximately 7 employees of Transcept and its subsidiaries are eligible to participate in the Purchase Plan.

The rights to purchase common stock granted under the Purchase Plan are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

Administration

The board of directors administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the rights granted under it. The board of directors has the power, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase common stock of Transcept will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary of Transcept will be eligible to participate in the Purchase Plan.

The board of directors has the power to delegate administration of the Purchase Plan to a committee composed of not less than one member of the board of directors. The board of directors has delegated administration of the Purchase Plan to the Compensation Committee of the board of directors. As used herein with respect to the Purchase Plan, the “board of directors” refers to the Compensation Committee and to the board of directors.

Stock Subject to Purchase Plan

An aggregate of 500,000 shares of common stock is reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of common stock not purchased under such rights again become available for issuance under the Purchase Plan.

Offerings

The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time. The maximum length for an offering under the Purchase Plan is 27 months. Currently, under the Purchase Plan, the Board has approved each offering to be six months long and consist of one “purchase period” which is six months long.

Eligibility

The board of directors has the authority to limit participation in the Purchase Plan to those individuals who have been customarily employed more than 20 hours per week and five months per calendar year by Transcept (or by any parent or subsidiary of Transcept designated by the board of directors) on the first day of an offering. In addition, the board of directors may require that each employee has been continuously employed by Transcept or the designated subsidiary corporation for such period preceding the grant as the board of directors may require, but in no event will the required period of continuous employment be greater than two years. Finally, the board of directors also has the power to exclude officers of Transcept who are “highly compensated” as defined in the Code.

No employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of Transcept or of any parent or subsidiary of Transcept. In addition, no employee may purchase more than $25,000 worth of common stock (determined by the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of Transcept and its parent and subsidiary corporations in any calendar year. In addition to the preceding limitation, the board of directors has determined that in the initial offering for a particular employee, that employee may not purchase more than 4,200 shares of common stock on the purchase date.

Participation in the Purchase Plan

Eligible employees enroll in the Purchase Plan by delivering to Transcept, prior to the date selected by the board of directors as the offering date for the offering, an agreement authorizing payroll deductions, which, for the initial offering for the eligible employee, is limited to up to 15% of such employees’ base compensation during the offering.

Purchase Price

The purchase price per share at which shares of common stock are sold in an offering under the Purchase Plan may not be less than the lower of:

•	85% of the fair market value of a share of common stock on first day of the offering; or

•	85% of the fair market value of a share of common stock on the last day of the purchase period.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the Purchase Plan and deposited with the general funds of Transcept. Unless otherwise determined by the board of directors, a participant may not make additional payments into such account.

Purchase of Stock

In connection with offerings made under the Purchase Plan, the board of directors may specify a maximum number of shares of common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of common stock available, the board of directors would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically at the end of the purchase period at the applicable price. See “Withdrawal” below.

Withdrawal

While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to Transcept a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable offering, except as otherwise provided in the offering document.

Upon any withdrawal from an offering by the employee, Transcept will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee’s behalf during such offering, and such employee’s rights in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee’s withdrawal from an offering will not prevent such employee from participating in subsequent offerings under the Purchase Plan.

Termination of Employment

Unless otherwise specified by the board of directors, a participant’s rights under any offering under the Purchase Plan terminate immediately upon cessation of an employee’s employment for any reason, and Transcept will distribute to such employee all of his or her accumulated payroll deductions, without interest.

Restrictions on Transfer

Rights granted under the Purchase Plan are not transferable except by will, the laws of descent and distribution, or by a beneficiary designation. During the lifetime of the participant, such rights may only be exercised by the participant.

Adjustment Provisions

Upon certain transactions by Transcept, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar transaction, the Purchase Plan share reserve, the outstanding purchase rights thereunder, and any purchase limits will be appropriately adjusted as to the type, class and maximum number of shares subject thereto.

Effect of Certain Corporate Transactions

In the event of:

•	the sale or other disposition of all or substantially all of the consolidated assets of Transcept and its subsidiaries,

•	the sale or other disposition of at least 90% of the outstanding securities of Transcept, or

•	certain specified types of merger, consolidation or similar transactions (each, a “corporate transaction”),

any surviving or acquiring corporation may continue or assume rights outstanding under the Purchase Plan or may substitute similar rights. If any surviving or acquiring corporation does not assume such rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock prior to the corporate transaction under the ongoing offering and the participants’ rights under the ongoing offering will terminate immediately after such purchase.

Duration, Amendment and Termination

The Purchase Plan is expected to remain in effect after the consummation of the merger.

The board of directors may amend, suspend or terminate the Purchase Plan at any time. However, except in regard to capitalization adjustments, any amendment to the Purchase Plan must be approved by the stockholders if the amendment would:

•	materially increase the number of shares of common stock available for issuance under the Purchase Plan,

•	materially expand the class of individuals eligible to participate under the Purchase Plan,

•	materially increase the benefits accruing to participants under the Purchase Plan or materially reduce the price at which shares of common stock may be purchased under the Purchase Plan,

•	materially extend the term of the Purchase Plan, or

•	expand the types of awards available for issuance under the Purchase Plan,

but in each case, only to the extent stockholder approval is required by applicable law or listing requirements.

Rights granted before amendment or termination of the Purchase Plan will not be impaired by any amendment or termination of the Purchase Plan without consent of the employee to whom such rights were granted, unless necessary to comply with applicable laws.

Indemnification of the Transcept Officers and Directors

The Merger Agreement provides that, for a period of six years following the effective time of the merger, Transcept will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, director or officers of Transcept or Paratek, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Transcept or Paratek. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of Transcept will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Paratek than are presently set forth in the certificate of incorporation and bylaws of Transcept.

The Merger Agreement also provides that, for a period of six years following the consummation of the merger, Transcept will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of Transcept, with coverage in amount and scope at least as favorable as the coverage under the existing Paratek policy as of the time the merger becomes effective; provided, however, that in no event will Transcept be required to expend more than an amount equal to 300% of current annual premiums paid by Paratek for such insurance. In addition, the Merger Agreement provides that Transcept shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Transcept.

Interests of the Paratek Directors and Executive Officers in the Merger

In considering the recommendation of the Paratek board of directors with respect to adopting the Merger Agreement, Paratek stockholders should be aware that certain members of the board of directors and executive officers of Paratek have interests in the merger that may be different from, or in addition to, interests they may have as Paratek stockholders. Each of the Transcept and Paratek board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Transcept stockholders approve the Transcept proposals to be presented to the Transcept stockholders for consideration at the Transcept special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Paratek stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Retention Bonus. In March 2014, Paratek’s board of directors with approval from Paratek’s lead lenders approved retention bonuses to all 12 full-time and two part-time Paratek employees, including all of the named executive officers still then employed by Paratek. The goal of these bonuses was to encourage every employee to work collectively to begin planning for the Phase 3 registration studies for Paratek’s lead product, omadacycline, and to support efforts to obtain sufficient equity financing that would allow the near term initiation of Phase 3 registration trials and would sustain Paratek through completion of these registration studies. The board of directors agreed to fund an aggregate bonus pool of $450,000, including $207,500 which was payable immediately and $242,500 which would be paid within 15 days of Paratek’s successful completion of an aggregate capital raise of at least $20 million by December 31, 2014, subject generally to each employee’s continued employment through such payment date. Variances among executive officers related primarily to differences in base salaries and contemporaneous raises and differences in cancelled prior retention bonuses and other payments. Paratek currently expects the remaining $242,500 bonus to be paid within 15 days of the closing of the financing contemplated by the Subscription Agreement.

The board of directors approved the following retention bonus awards for Paratek’s then executive officers:

Name and Principal Position	Remaining Retention Plan Bonus Eligible to Receive(1)
Evan Loh, M.D.(2)	$22,500
Dennis P. Molnar(3)	100,000
Beverly A. Armstrong	10,000
Kathryn M. Boxmeyer(4)	10,000
S. Ken Tanaka, Ph.D.	20,000
Sean M. Johnston, Ph.D.	20,000

(1)	Eligible to be paid within 15 days of Paratek’s successful completion of an aggregate capital raise of at least $20 million by December 31, 2014, subject generally to each employee’s continued employment through such payment date.
(2)	At the time the retention bonus was approved, Dr. Loh was Paratek’s Chairman and Chief Medical Officer.

(3)	At the time the retention bonus was approved, Mr. Molnar was Paratek’s President and Chief Executive Officer. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(4)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Ownership Interests. Certain of Paratek’s directors and all of its executive officers currently hold shares of Paratek’s common stock and Series A Preferred Stock, which such shares of Series A Preferred Stock will be converted into shares of Paratek common stock prior to the closing of the merger. In addition, certain of Paratek’s directors and executive officers will acquire additional shares of common stock prior to the closing of the merger by purchasing such shares pursuant to the Subscription Agreement and/or the conversion of their senior secured promissory notes into shares of common stock pursuant to the Debt Conversion Agreement. The table below sets forth the ownership of Paratek’s common stock and Series A Preferred Stock as of June 30, 2014 by Paratek’s directors and executive officers and their anticipated ownership of Paratek common stock immediately prior to the closing of the merger following their purchase of shares of common stock pursuant to the Subscription Agreement and/or the conversion of their senior secured promissory notes into shares of common stock pursuant to the Debt Conversion Agreement.

Stockholder Name	Number of Shares of Common Stock as of June 30, 2014	Number of Shares of Series A Preferred Stock as of June 30, 2014	Number of Shares of Common Stock Immediately Prior to the Closing of the Merger
Michael F. Bigham(1)	—	—	—
Richard J. Lim(2)	—	—	—
Evan Loh, M.D.	94,656	479,720	657,628
Dennis P. Molnar(3)	194,255	97,758	308,359
Beverly A. Armstrong	205,686	247,816	920,163
Kathryn M. Boxmeyer(4)	93,225	229,582	752,855
Sean M. Johnston, Ph.D.	73,104	301,694	508,696
S. Ken Tanaka, Ph.D.	128,893	268,580	442,295

(1)	Michael F. Bigham, Paratek’s Chairman and Chief Executive Officer, is also a partner of Abingworth LLP, an affiliate of which, Abingworth Bioventures VI LP, will purchase 19,280,206 shares of Paratek common stock pursuant to the Subscription Agreement prior to the closing of the merger.
(2)	Richard J. Lim, one of Paratek’s directors, is also a General Partner with Omega Funds, an affiliate of K/S Danish Bioventure, Omega Fund III, L.P. and Omega Fund IV, L.P. For additional information regarding the ownership of Paratek capital stock by each K/S Danish Bioventure, Omega Fund III, L.P. and Omega Fund IV, L.P., please see below.
(3)	In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(4)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Richard J. Lim, one of Paratek’s directors, is also a General Partner with Omega Funds, an affiliate of K/S Danish Bioventure, Omega Fund III, L.P. and Omega Fund IV, L.P. The table below sets forth the ownership of Paratek’s common stock and Series A Preferred Stock as of June 30, 2014 by each of K/S Danish Bioventure, Omega Fund III, L.P. and Omega Fund IV, L.P. and each of their anticipated ownership of Paratek common stock immediately prior to the closing of the merger following their purchase of shares of common stock pursuant to the Subscription Agreement and/or the conversion of their senior secured promissory notes into shares of common stock pursuant to the Debt Conversion Agreement.

Stockholder Name	Number of Shares of Common Stock as of June 30, 2014	Number of Shares of Series A Preferred Stock as of June 30, 2014	Number of Shares of Common Stock Immediately Prior to the Closing of the Merger
K/S Danish Bioventure	47,004	3,182,017	9,415,903
Omega Fund III, L.P.	82,387	5,580,871	16,511,484
Omega Fund IV, L.P.	—	—	5,854,624

Stock Options and Warrants. Certain of Paratek’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Paratek common stock, which pursuant to the Merger Agreement will be converted into and become options to purchase shares of Transcept common stock. The table below sets forth certain information with respect to such options.

Optionholder Name	Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Underlying Option as of June 30, 2014	Number of Vested Shares of Common Stock Underlying Option as of June 30, 2014
Michael F. Bigham	June 29, 2014	June 28, 2024	$0.29	6,448,586	—
Evan Loh, M.D.	June 29, 2014	June 28, 2024	0.29	3,509,225	—
Dennis P. Molnar(1)	June 29, 2014	June 28, 2024	0.29	1,141,968	—
Kathryn M. Boxmeyer(2)	June 29, 2014	June 28, 2024	0.29	92,920	—
Sean M. Johnston, Ph.D.	June 29, 2014	June 28, 2024	0.29	395,947	—
S. Ken Tanaka, Ph.D.	June 29, 2014	June 28, 2024	0.29	382,180	—

(1)	In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(2)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Mr. Lim, one of Paratek’s directors, is also a General Partner with Omega Funds, an affiliate of K/S Danish Bioventure and Omega Fund III, L.P., each of whom holds a warrant to purchase 34,510 and 60,489 shares, respectively, of Paratek’s Series A Preferred Stock, which such warrants, pursuant to the Merger Agreement, will be converted into and become warrants to purchase shares of Transcept common stock.

Management Following the Merger. As described elsewhere in this joint proxy statement/prospectus/information statement, including in “Management Following the Merger”, certain of Paratek’s directors and executive officers are expected to become the directors and executive officers of Transcept upon the closing of the merger.

Indemnification and Insurance. Under the Merger Agreement, from the closing of the merger through the sixth anniversary of the closing, each of Transcept and Paratek, as the surviving corporation in the merger, shall, jointly and severally, indemnify and hold harmless each person who is or has served as a director or officer of Paratek against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Paratek, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

Under the Merger Agreement, the certificate of incorporation and bylaws of each of Transcept and Paratek, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Transcept and Paratek than are presently set forth in the certificate of incorporation and bylaws of Transcept and Paratek, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Transcept and Paratek.

The Merger Agreement also provides that Paratek shall negotiate and Transcept shall purchase an insurance policy, which maintains in effect for six years from the closing the current directors’ and officers’ liability insurance policies maintained by Paratek or substitute policies of at least the same coverage containing terms and conditions that are not materially less favorable; provided that Transcept shall not be required to pay more than an amount equal to 300% of the current annual premiums paid by Paratek for such insurance. In addition, the Merger Agreement provides that Transcept shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Transcept.

Limitations of Liability and Indemnification

In addition to the indemnification required in the amended and restated certificate of incorporation and amended and restated bylaws of Transcept, Transcept entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of Transcept for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Transcept. Transcept believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Stock Options and Warrants

As of June 30, 2014, an aggregate of 74,199 shares of Paratek common stock were issuable upon the exercise of outstanding stock options under Paratek’s 1996 Stock Plan and 2005 Stock Plan at a weighted average exercise price of $32.83 per share, as adjusted for Paratek’s March 2014 reverse stock split. Such options will be terminated prior to the closing of the merger. Paratek’s 1996 Stock Plan and 2005 Stock Plan were terminated effective March 7, 2014.

As of June 30, 2014, an aggregate of 11,970,844 of shares of Paratek common stock were issuable upon the exercise of outstanding stock options under Paratek’s 2014 Equity Incentive Plan at an exercise price of $0.29 per share. Such options will be converted into and become options to purchase shares of Transcept common stock pursuant to the Merger Agreement.

As of June 30, 2014, an aggregate of 33,230 shares of Paratek Series A Preferred Stock were issuable upon the exercise of an outstanding warrant at an exercise price of $24.07 per share, as adjusted for Paratek’s March 2014 reverse stock split and preferred stock reclassification. This warrant will be terminated immediately prior to the closing of the merger.

As of June 30, 2014, an aggregate of 142,437 shares of Paratek Series A Preferred Stock were issuable upon the exercise of outstanding warrants at an exercise price of $0.01 per share, which warrants will be converted into warrants to purchase shares of Transcept common stock pursuant to the Merger Agreement.

Form of the Merger

The Merger Agreement provides that at the effective time, Merger Sub will be merged with and into Paratek. Upon the consummation of the merger, Paratek will continue as the surviving corporation and will be a wholly owned subsidiary of Transcept. The Merger Agreement provides that immediately following the merger, Paratek will merge with and into Acquisition Sub, with Acquisition Sub surviving as a wholly owned subsidiary of Transcept. This transaction is referred to as the second merger. The merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

After completion of the merger, assuming Transcept Proposal No. 3 is approved by Transcept stockholders at the Transcept special meeting, Transcept will be renamed “Paratek Pharmaceuticals, Inc.” and expects to trade on The NASDAQ Global Market under the symbol “PRTK”.

Merger Consideration and Adjustment

Immediately prior to the closing of the financing contemplated by the Subscription Agreement, each share of Paratek preferred stock outstanding at such time will be converted into shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, senior secured promissory notes of Paratek shall be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement. At the effective time of the merger:

•	each share of Paratek common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive 0.81 shares of Transcept common stock, or the exchange ratio, subject to adjustment to account for the proposed 12:1 reverse stock split,

•	each option to purchase shares of Paratek common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Transcept and will become an option, subject to vesting, to purchase shares of Transcept common stock; and

•	each warrant to purchase shares of Paratek preferred stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Transcept and will become a warrant to purchase shares of Transcept common stock.

Immediately after the merger, based on the exchange ratio, it is expected that Paratek stockholders, warrantholders and optionholders will own approximately 89.6% of the fully-diluted common stock of Transcept with Transcept stockholders and optionholders holding approximately 10.4% of the fully-diluted common stock of Transcept.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Transcept common stock that Paratek stockholders will be entitled to receive for changes in the market price of Transcept common stock. Accordingly, the market value of the shares of Transcept common stock issued pursuant to the merger will depend on the market value of the shares of Transcept common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Transcept common stock will be issuable pursuant to the merger to Paratek stockholders. Instead, each Paratek stockholder who would otherwise be entitled to receive a fraction of a share of Transcept common stock, after aggregating all fractional shares of Transcept common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Transcept common stock as quoted on The NASDAQ Global Market, on the date the merger becomes effective.

The Merger Agreement provides that, at the effective time of the merger, Transcept will deposit with an exchange agent acceptable to Transcept and Paratek stock certificates representing the shares of Transcept common stock issuable to the Paratek stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Paratek common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Paratek stock certificates for shares of Transcept common stock. Upon surrender of a Paratek common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Transcept may reasonably require, the Paratek stock certificate surrendered will be cancelled and the holder of the Paratek stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Transcept common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

•	cash in lieu of any fractional share of Transcept common stock; and

•	dividends or other distributions, if any, declared or made with respect to Transcept common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Paratek common stock or Paratek preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Paratek. In addition, no transfer of Paratek common stock or Paratek preferred stock after the effective time of the merger will be registered on the stock transfer books of Paratek.

If any Paratek stock certificate has been lost, stolen or destroyed, Transcept may, in its discretion, and as a condition to the delivery of any shares of Transcept common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Transcept against any claim suffered by Transcept related to the lost, stolen or destroyed certificate or any Transcept common stock issued in exchange for such certificate as Transcept may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Paratek common stock or Paratek preferred stock will be deemed to represent only the right to receive shares of Transcept common stock, and cash in lieu of any fractional share of Transcept common stock.

Transcept will not pay dividends or other distributions on any shares of Transcept common stock to be issued in exchange for any unsurrendered Paratek stock certificate until the Paratek stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the stockholders of Paratek and the approval by the Transcept stockholders of the issuance of Transcept common stock, the amended and restated certificate of incorporation of Transcept effecting the proposed 12:1 reverse stock split and the amendment to the amended and restated certificate of incorporation of Transcept effecting the name change from “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Transcept and Paratek and specified in the certificate of merger. Neither Transcept nor Paratek can predict the exact timing of the consummation of the merger. Immediately after the effective time of the merger, Paratek will merge with and into Acquisition Sub in the second merger, with Acquisition Sub surviving as a wholly owned subsidiary of Transcept.

Regulatory Approvals

In the United States, Transcept must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Global Market in connection with the issuance of shares of Transcept common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Transcept and Paratek intend the merger and the second merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Each of Transcept and Paratek will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Transcept or Paratek to, take any action or cause any action to be taken which would cause the merger and the second merger, taken together, to fail to qualify as a reorganization under Section 368(a) of the Code. Transcept and Paratek will cooperate and use their commercially reasonable efforts in order for Transcept to obtain from Latham & Watkins LLP, and Paratek to obtain from Pepper Hamilton LLP, an opinion that the merger and the second merger, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code. Completion of the merger and the second merger is conditioned upon receipt of such opinions. Neither Transcept nor Paratek may waive such respective tax opinion closing condition to the merger after the Transcept stockholders and the Paratek stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Paratek stockholders with appropriate disclosure. The merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes. For a description of the material U.S. federal tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” below.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger and the second merger applicable to U.S. Holders (as defined below) who exchange their Paratek common stock for Transcept common stock in the merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Paratek common stock.

This discussion is limited to U.S. Holders who hold their Paratek common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Paratek common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Paratek common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Paratek common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Paratek common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Paratek common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons holding Paratek common stock who exercise dissenters’ rights; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Paratek common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Paratek common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Paratek common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the merger and the second merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Paratek common stock is acquired (including, but not limited to, pursuant to the Subscription Agreement) or Paratek preferred stock is converted to Paratek common stock.

STOCKHOLDERS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE SECOND MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Completion of the merger is conditioned upon, among other things, the receipt by Transcept of an opinion of Latham & Watkins, and the receipt by Paratek of an opinion of Pepper Hamilton, dated as of the closing date of the merger, to the effect that the merger and the second merger, taken together, will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Transcept nor Paratek may waive such respective tax opinion closing condition to the merger after the Transcept stockholders and the Paratek stockholders have approved the merger unless further approval is obtained from the Transcept stockholders and the Paratek stockholders with appropriate disclosure.

In rendering their opinions, counsel will assume that the statements and facts concerning the merger and the second merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, that the merger and the second merger will be completed in accordance with this proxy statement/prospectus/information statement and the Merger Agreement, and certain customary factual assumptions. In addition, the tax opinions will be based on the law in effect on the date of the opinions and on representations made in the representation letters provided by Transcept, Paratek, Merger Sub and Acquisition Sub, all of which must continue to be true and accurate in all respects as of the effective time of the merger and the second merger. If any of these assumptions or representations is inaccurate, the tax consequences of the merger and the second merger could differ from those described in this proxy statement/prospectus/information statement. Neither Transcept nor Paratek is currently aware of any facts or circumstances that would cause any representations made by it to Latham & Watkins LLP and Pepper Hamilton LLP, respectively, in connection with these opinions to be untrue or incorrect in any material respect.

No ruling from the IRS has been or will be requested in connection with the merger and the second merger. In addition, stockholders of Transcept should be aware that the tax opinions discussed in this section are not binding on the IRS, and the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Assuming that the merger and the second merger, taken together, will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the tax consequences to U.S. Holders of Paratek common stock will be as follows:

•	a U.S. Holder will not recognize gain or loss upon the exchange of Paratek common stock for Transcept common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Transcept common stock as described below;

•	a U.S. Holder who receives cash in lieu of a fractional share of Transcept common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	a U.S. Holder’s aggregate tax basis for the shares of Transcept common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Paratek common stock surrendered upon completion of the merger; and

•	the holding period of the shares of Transcept common stock received by a U.S. Holder in the merger will include the holding period of the shares of Paratek common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Paratek common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Paratek common stock and Transcept common stock, stockholders who acquired different blocks of Paratek common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

U.S. Holders who owned at least five percent (by vote or value) of the total outstanding stock of Paratek or Paratek stock with a tax basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Paratek common stock and the fair market value of such stock.

Certain U.S. Holders may be subject to backup withholding on cash received pursuant to the merger. Backup withholding will not apply, however, to a U.S. Holder who timely furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and establishes such exemption. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s federal income tax liability, provided that the Transcept stockholder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. U.S. HOLDERS OF PARATEK STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock

The following is a discussion of the material U.S. federal income tax consequences of the Pre-Closing Dividend to holders of Transcept common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Transcept common stock.

This discussion is limited to holders who hold their Transcept common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Transcept common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Transcept common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Transcept common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Transcept common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Transcept common stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

•	tax-qualified retirement plans.

Except where specified, this discussion is limited to holders of Transcept common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Transcept common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Transcept common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Transcept common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the Pre-Closing Dividend under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Pre-Closing Dividend (except, to the limited extent discussed below, the reverse stock split), whether or not they are in connection with the Pre-Closing Dividend. The Dividend Rights may not be transferred or assigned on the books of the transfer agent for Transcept; accordingly, this discussion assumes the Dividend Rights are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the Dividend Rights or any interest therein.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PRE-CLOSING DIVIDEND ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Treatment of the Dividend Rights Generally

The amount of income, gain or loss a U.S. Holder of Transcept common stock recognizes, and the timing and potentially the character of a portion of such income, gain or loss, depends on the U.S. federal income tax treatment of the Dividend Rights, with respect to which there is substantial uncertainty. Depending on whether the value of the Dividend Rights can be “reasonably ascertained,” the receipt of the Pre-Closing Dividend may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. It is the position of the IRS, reflected by Treasury Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain that open transaction treatment is available. The following sections discuss the U.S. federal income tax consequences of the receipt of the Pre-Closing Dividend in the event it is treated as a “closed transaction” and, alternatively, in the event it is treated as an “open transaction.” There is no authority directly addressing whether contingent payment rights with characteristics similar to the Dividend Rights should be treated as “closed transactions” or “open transactions” and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. The Dividend Rights also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization.

Transcept intends to take the position for tax reporting and withholding purposes that the distribution of the Dividend Rights as part of the Pre-Closing Dividend constitutes a “closed transaction.” Transcept will publish its determination of the fair market value of the Dividend Rights as of the Pre-Closing Dividend Date on its website at www.transcept.com. The IRS could, however, challenge Transcept’s position regarding the tax treatment of the Dividend Rights and this determination of fair market value.

We urge you to consult your tax advisor with respect to the proper characterization of the receipt of a Dividend Right.

Treatment of the Pre-Closing Dividend and the Reverse Stock Split as Separate Transactions

If both the Pre-Closing Dividend and the reverse stock split occur, whether the Pre-Closing Dividend and the reverse stock split will be considered separate transactions or a single integrated transaction for U.S. federal income tax purposes is unclear.

If the Pre-Closing Dividend and the reverse stock split constitute separate transactions for U.S. federal income tax purposes, the tax consequences to U.S. Holders of Transcept common stock of each of the Pre-Closing Dividend and the reverse stock split should generally be as described below under “Tax Consequences of the Pre-Closing Dividend” and “Matters Being Submitted To a Vote of Transcept Stockholders—Transcept Proposal No. 2: Approval of the Amended and Restated Certificate of Incorporation of Transcept Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Alternatively, the Pre-Closing Dividend and the reverse stock split may be considered an integrated transaction constituting a single “recapitalization” for U.S. federal income tax purposes. In such event, gain should be recognized by a U.S. Holder of Transcept common stock in connection with the Pre-Closing Dividend and the reverse stock split to the extent of the “boot” (that is, cash or property other than Transcept common stock) received in such recapitalization. The amount, timing and character of any gain attributable to “boot” would depend on whether the distribution of the Pre-Closing Dividend is treated as a “closed transaction” or an “open transaction.” See the discussion below under “Treatment of the Pre-Closing Dividend and the Reverse Stock Split as a Single Recapitalization.”

Transcept intends to take the position that the Pre-Closing Dividend and the reverse stock split constitute separate transactions. The IRS could challenge this position, however.

We urge you to consult your tax advisor with respect to whether the Pre-Closing Dividend and the reverse stock split constitute separate transactions or a single integrated transaction that is a recapitalization.

Tax Consequences of the Pre-Closing Dividend

Assuming the Pre-Closing Dividend is respected as separate from the reverse stock split for U.S. federal income tax purposes, the Pre-Closing Dividend is expected to constitute a taxable distribution to a U.S. Holder. The tax consequences of the Pre-Closing Dividend will depend on whether the Pre-Closing Dividend is treated as a “closed transaction” or an “open transaction.” As discussed above under “Tax Treatment of the Dividend Rights Generally,” the treatment of the Pre-Closing Dividend as either a “closed transaction” or an “open transaction” depends on whether the value of the Dividend Rights can be “reasonably ascertained.” Transcept intends to take the position that the Pre-Closing Dividend is a “closed transaction.”

Treatment of the Pre-Closing Dividend as a Closed Transaction

If, consistent with Transcept’s position for U.S. federal income tax reporting purposes, the Pre-Closing Dividend constitutes a “closed transaction” that is separate from the reverse stock split, a U.S. Holder of Transcept common stock would be treated as receiving a distribution equal to the sum of (1) the Excess Cash distributed to such U.S. Holder in connection with the Pre-Closing Dividend and (2) the fair market value (on the Pre-Closing Dividend Date) of the Dividend Rights distributed to such U.S. Holder. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Transcept’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Transcept common stock, and finally as capital gain from the sale or exchange of Transcept common stock. A U.S. Holder’s tax basis in the Dividend Rights received would equal the fair market value of the Dividend Rights on the Pre-Closing Dividend Date and the holding period of the Dividend Rights received would begin on the day following the Pre-Closing Dividend Date.

Transcept expects that it will not have current or accumulated earnings and profits for its current taxable year (which will end in connection with the merger), but it is possible that, contrary to expectations, Transcept will have current earnings and profits for its current taxable year. Transcept will not be able to make this determination until after the Pre-Closing Dividend Date. Once the determination is made, Transcept will post its determination regarding its earnings and profits for U.S. federal income tax purposes on its website.

Treatment of future cash payments under the Dividend Rights. There is no authority directly on point with respect to the treatment of future cash payments (if any) under the Dividend Rights. You should therefore consult your tax advisor as to the taxation of such payments. Under the characterization of the Pre-Closing Dividend as a “closed transaction,” although not free from doubt, a future cash payment under a Dividend Right would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the Dividend Right to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as either (i) payment with respect to a sale of a capital asset, (ii) income taxed at ordinary rates or (iii) dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest under Section 483 of the Code, as described below under “—Imputed Interest.” A U.S. Holder of Transcept common stock may recognize loss, which may be a capital loss and may be a long-term capital loss, upon the expiration of the Dividend Right to the extent cash payments ultimately received pursuant to such Right are less than the U.S. Holder’s adjusted tax basis in the Dividend Rights, but whether and when such a loss would be recognized is unclear. For example, it is unclear whether and when such a loss would be recognized in light of the fact that the SNBL Termination Agreement does not provide for a date after which payments will no longer be made. The deductibility of capital losses is subject to limitations. It is also unclear if a U.S. Holder would be required to allocate its tax basis in the Dividend Rights among (and calculate any income, gain or loss separately with respect to) the rights to receive DHE Payments, the Intermezzo Royalty Income, the Intermezzo Disposition Proceeds and the Intermezzo Reserve Excess.

Treatment of the Pre-Closing Dividend as an Open Transaction

If, however, the Pre-Closing Dividend is treated as an “open transaction” that is separate from the reverse stock split, the fair market value of the Dividend Rights on the Pre-Closing Dividend Date would not be taken into account in determining the amount of the distribution received by a U.S. Holder on the Pre-Closing Dividend Date and a U.S. Holder of Transcept common stock would take no tax basis in the Dividend Rights. Rather, a U.S. Holder of Transcept common stock should be treated as receiving a distribution on the Pre-Closing Dividend Date equal to the Excess Cash distributed to such U.S. Holder, with each future cash payment (if any) under the Dividend Rights likely also treated as a distribution. If Transcept does not have current or accumulated earnings or profits for the current taxable year, the Excess Cash distributed to such U.S. Holder should generally be treated as a return of capital to the extent of the U.S. Holder’s basis in its Transcept common stock, and then capital gain to the extent of any excess. The treatment of any future cash payments under the Dividend Rights is unclear under “open transaction” treatment, but such cash payments could be treated as dividends to the extent of Transcept’s current or accumulated earnings and profits (as calculated under U.S. federal income tax principles) at the time of such future cash payment, and as return of capital and then capital gain thereafter (subject to the imputed interest rules described under “—Imputed Interest” below).

Tax Consequences Relating to Treatment as a Dividend for U.S. Federal Income Tax Purposes

Dividends received by individual U.S. Holders of Transcept common stock generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate holders may be eligible for the dividends received deduction if the U.S. Holder of Transcept common stock is an otherwise qualifying corporate holder that meets the holding period and certain other requirements for the dividends received deduction. A dividend may be considered an “extraordinary dividend” under the U.S. federal income tax rules depending on the facts and circumstances of the U.S. Holder of Transcept common stock. Treatment of a dividend as an extraordinary dividend may affect a corporate shareholder’s basis in its Transcept common stock, or, with respect to individual shareholders, may affect the tax characterization of a sale of his or her shares of Transcept common stock.

Imputed Interest

To the extent that future cash payments under the Dividend Rights are treated as distributions constituting a return of capital or giving rise to capital gain (rather than being treated as dividends for U.S. federal income tax purposes or other ordinary non-dividend income), a portion of the future cash payments made more than one year after the Pre-Closing Dividend Date may be treated as interest under Section 483 of the Code. Such interest would be ordinary income to a U.S. Holder of Transcept common stock. The interest amount would equal the excess of (i) the amount of such future cash payment over (ii) its present value on the Pre-Closing Dividend Date, calculated using the applicable federal rate as the discount rate and using such U.S. Holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the future cash payments pursuant to the Dividend Rights that is not treated as interest under Section 483 of the Code should be treated as return of basis or capital gain, as applicable.

Treatment of the Pre-Closing Dividend and the Reverse Stock Split as a Single Recapitalization

Notwithstanding Transcept’s position that the Pre-Closing Dividend and the reverse stock split are separate transactions, it is possible that the IRS or a court could determine that the Pre-Closing Dividend and the reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the Pre-Closing Dividend and the reverse stock split would differ from those described above and would depend in part on whether the Pre-Closing Dividend is treated as a “closed transaction” or an “open transaction.”

Treatment of the Pre-Closing Dividend as a Closed Transaction

If the Pre-Closing Dividend and the reverse stock split, taken together, were to constitute a “recapitalization,” and the distribution of the Dividend Rights constitutes a “closed transaction,” gain (but not loss) should be recognized by a U.S. Holder of Transcept common stock in an amount equal to the lesser of (i) the excess (if any) of (A) the sum of (1) the amount of Excess Cash distributed to such U.S. Holder in connection with the Pre-Closing Dividend, (2) the fair market value (on the Pre-Closing Dividend Date) of the Dividend Rights distributed to such U.S. Holder and (3) the fair market value of Transcept shares received in the reverse stock split (treating fractional shares as received for this purpose) over (B) the U.S. Holder’s adjusted tax basis in the Transcept common stock surrendered in the reverse stock split, and (ii) the sum of (A) the Excess Cash distributed to such U.S. Holder in connection with the Pre-Closing Dividend and (B) the fair market value (on the Pre-Closing Dividend Date) of the Dividend Rights distributed to such U.S. Holder. A U.S. Holder of Transcept common stock that receives cash in lieu of a fractional share of Transcept common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Transcept common stock surrendered that is allocated to such fractional share of Transcept common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Transcept common stock surrendered exceeded one year at the effective time of the reverse stock split.

If Transcept has accumulated earnings and profits for U.S. federal income tax purposes as of the Pre-Closing Dividend Date, such gain may be treated as a dividend to the extent of such accumulated earnings and profits. Transcept expects that it will not have accumulated earnings and profits for U.S. federal income tax purposes as of the Pre-Closing Dividend Date. In such event, any such gain should be treated as capital gain. Alternatively, even if Transcept does have accumulated earnings and profits at such time, such gain could be treated as capital gain due to the effect of the merger (and the issuance of Transcept stock to Paratek stockholders) on the relative percentage ownership of Transcept stockholders, although this conclusion is not free from doubt and its application to a specific U.S. Holder would depend on such U.S. Holder’s specific circumstances, including the U.S. Holder’s percentage ownership of Transcept (taking into account both actual and constructive ownership before and after the merger). Each Transcept stockholder should consult its tax advisor to determine whether the receipt of the Excess Cash and the Dividend Rights may be treated as a dividend for U.S. federal income tax purposes in the event Transcept does have accumulated earnings and profits.

A U.S. Holder should have an aggregate tax basis in the Transcept common stock received in the reverse stock split equal to the aggregate tax basis of Transcept common stock surrendered in the reverse stock split, decreased by the sum of (1) the amount of Excess Cash received in connection with the Pre-Closing Dividend and (2) the fair market value (on the Pre-Closing Dividend Date) of the Dividend Rights distributed to such U.S. Holder, and increased by the aggregate amount of gain (if any) recognized (other than gain realized as a result of cash received in lieu of fractional shares). A U.S. Holder’s holding period for the Transcept common stock received in the reverse stock split would include the U.S. Holder’s holding period for the Transcept common stock surrendered in the reverse stock split. Any gain would be capital gain, and would be long-term capital gain if the U.S. Holder has held its Transcept common stock for more than one year at the time of the reverse stock split. Otherwise, such gain would be short-term capital gain. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, are taxable at a reduced rate. A U.S. Holder’s tax basis in the Dividend Rights received would equal the fair market value of the Dividend Rights on the Pre-Closing Dividend Date, and the holding period of the Dividend Rights received in the Pre-Closing Dividend would begin on the day following the Pre-Closing Dividend Date.

Treatment of future cash payments under the Dividend Rights. There is no authority directly on point with respect to the treatment of future cash payments (if any) under the Dividend Rights. You should therefore consult your tax advisor as to the taxation of such payments. Under the characterization of the Pre-Closing Dividend as a “closed transaction,” although not free from doubt, a payment with respect to each Right should be treated in a similar manner as described above under “Tax Consequences of the Pre-Closing Dividend—Treatment of the Pre-Closing Dividend as a Closed Transaction—Treatment of future cash payments under the Dividend Rights.”

Treatment of the Pre-Closing Dividend as an Open Transaction

If the Pre-Closing Dividend and the reverse stock split, taken together, were to constitute a “recapitalization” and the distribution of the Dividend Rights constitutes an “open transaction,” gain (but not loss) should be recognized by a U.S. Holder of Transcept common stock in an amount equal to the lesser of (i) the excess (if any) of (A) the sum of (1) the amount of Excess Cash distributed to such U.S. Holder in connection with the Pre-Closing Dividend, (2) the fair market value of Transcept shares received in the reverse stock split (treating fractional shares as received for this purpose) and (3) future cash payments received in respect of the Dividend Rights, over (B) the U.S. Holder’s adjusted tax basis in the Transcept common stock surrendered in the reverse stock split, and (ii) the sum of (A) the Excess Cash received in connection with the Pre-Closing Dividend and (B) future cash payments received in respect of the Dividend Rights.

Subject to the discussion above under “Tax Consequences of the Pre-Closing Dividend—Imputed Interest,” if the Pre-Closing Dividend is an “open transaction” for United States federal income tax purposes, the fair market value of the Dividend Rights on the Pre-Closing Dividend Date would not be taken into account in determining the amount of gain recognized on the Pre-Closing Dividend Date and a U.S. Holder would take no tax basis in the Dividend Rights, but the U.S. Holder would recognize gain as cash payments with respect to the Dividend Rights are made or deemed made in accordance with the U.S. Holder’s regular method of accounting. As described above, because Transcept does not expect to have accumulated earnings and profits for tax purposes as of the Pre-Closing Dividend Date, any gain recognized in connection with the Excess Cash distributed to a

U.S. Holder should be treated as capital gain. It is possible that Transcept may have accumulated earnings and profits in years when future cash payments are made in respect of the Dividend Rights, in which case any gain recognized with respect to such future cash payments may be treated as dividends to the extent of such accumulated earnings and profits and then thereafter as capital gain. As discussed above under “Treatment of the Pre-Closing Dividend as a Closed Transaction,” it is also possible that, even if Transcept does have accumulated earnings and profits, gain recognized could be treated as capital gain due to the effect of the merger (and the issuance of Transcept stock to Paratek stockholders) on the relative percentage ownership of Transcept stockholders. Each Transcept stockholder should consult its tax advisor to determine whether the receipt of the Excess Cash and the Dividend Rights may be treated as a dividend for U.S. federal income tax purposes in the event Transcept does have accumulated earnings and profits.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the Dividend Rights and the possible integration of the Pre-Closing Dividend and the reverse stock split, U.S. Holders of Transcept common stock are urged to consult their tax advisors concerning the recognition of gain, income and/or loss in connection with the Pre-Closing Dividend and the reverse stock split.

Material U.S. Federal Income Tax Consequences for Non-U.S. Holders of Transcept Common Stock

The discussion below applies to beneficial owners of Transcept common stock that are not U.S. Holders or entities treated as partnerships for U.S. federal income tax purposes (such beneficial owners, “Non-U.S. Holders”).

As discussed above under “Tax Treatment of the Dividend Rights Generally” and “Treatment of the Pre-Closing Dividend and the Reverse Stock Split as Separate Transactions,” Transcept intends to take the position that the Pre-Closing Dividend and the reverse stock split are separate transactions and that the Pre-Closing Dividend is a “closed transaction” for U.S. federal income tax purposes. Assuming such position is correct, Transcept would be treated as having made a distribution equal to the sum of (1) the Excess Cash distributed to a Non-U.S. Holder in connection with the Pre-Closing Dividend and (2) the fair market value (on the Pre-Closing Dividend Date) of the Dividend Rights distributed to such Non-U.S. Holder. This distribution would be treated as a dividend generally subject to withholding (as described further below) to the extent of Transcept’s current or accumulated earnings and profits (as calculated under U.S. federal income tax principles) on the Pre-Closing Dividend Date, then as return of capital to the extent of basis and capital gain thereafter. Although Transcept does not expect to have current or accumulated earnings and profits for the tax year including the Pre-Closing Dividend Date, it is possible that Transcept will have current earnings and profits for such tax year, in which case Transcept will withhold tax as described further below.

There is no authority directly on point with respect to the treatment of future cash payments (if any) under the Dividend Rights. You should therefore consult your tax advisor as to the taxation of such payments. Future cash payments under the Dividend Rights could be dividends, imputed interest (see “Tax Consequences of the Pre-Closing Dividend—Imputed Interest” above) or other income subject to withholding for U.S. federal income tax purposes, or could be return of basis or capital gain.

Non-U.S. Holders would be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any dividends. Even if a Non-U.S. Holder is eligible for a lower treaty rate, dividend payments would generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the Non-U.S. Holder provides a valid IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8 (or applicable successor form) certifying such holder’s qualification for the reduced rate. If a Non-U.S. Holder holds its Transcept common stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non- U.S. Holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

The 30% withholding tax described in the preceding paragraph may also apply to future cash payments under the Dividend Rights because such future cash payments may be treated as dividends or because Transcept (or another withholding agent) may treat such future cash payments as consisting of other non-dividend income subject to withholding, including but not limited to interest (see “Tax Consequences of the Pre-Closing Dividend—Imputed Interest”). Because the law is not clear, Transcept may elect to withhold tax on the full amount of any future cash payments under the Dividend Rights. Non-U.S. Holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If the dividend (or other income otherwise subject to withholding) is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends or other income are attributable), the Non-U.S. Holder will be exempt from U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends (or other income) are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. If the dividend (or other income) received by a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the dividend (or other income) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year.

To the extent the Pre-Closing Dividend or future cash payments under the Dividend Rights are treated as return of capital or as payments in exchange for a capital asset, gain recognized by a Non-U.S. Holder of Transcept common stock generally would be exempt from U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the merger and certain other conditions exist; or

•	Transcept is or has been a U.S. real property holding corporation for U.S. federal income tax purposes, the Non-U.S. Holder held, actually or constructively, at any time during the five-year period ending on the date of the merger, more than 5 percent of Transcept’s common stock, and such Non-U.S. Holder is not eligible for any treaty exemption.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Transcept believes it is not and has not been, and does not anticipate becoming prior to the Pre-Closing Dividend Date (and, if applicable, the date of any future cash payment under the Dividend Rights), a U.S. real property holding corporation for U.S. federal income tax purposes.

If withholding applies or is applied to the Pre-Closing Dividend (including the distribution of the Dividend Rights) or to future cash payments under the Dividend Rights, the Non-U.S. Holder’s broker (or other applicable withholding agent) will be required to remit any withholding in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any withholding with respect to the distribution of the Dividend Rights by withholding from the cash otherwise payable to such Non-U.S. Holder (including from future cash payments if the amount of Excess Cash otherwise distributable to such Non-U.S. Holder is insufficient to satisfy the amount of withholding due with respect to the Excess Cash and the distribution of the Dividend Rights), asking the Non-U.S. Holder to provide the funds or by using funds in the Non-U.S. Holder’s account with the broker.

As discussed above, the tax treatment of the Pre-Closing Dividend, the reverse stock split and future cash payments under the Dividend Rights is unclear and withholding may apply to the Pre-Closing Dividend (including the distribution of the Dividend Rights) or to future cash payments under the Dividend Rights. Non-U.S. Holders of Transcept common stock are urged to consult their tax advisors.

Information Reporting and Backup Withholding

A U.S. Holder of Transcept common stock may be subject to information reporting and backup withholding both on any cash paid (including any Excess Cash distributed to such U.S. Holder, cash paid in lieu of fractional shares in connection with the reverse stock split and any future cash payments under the Dividend Rights) and on the distribution of the Dividend Rights on the Pre-Closing Dividend Date (based on the fair market value of the Dividend Rights on the Pre-Closing Dividend Date). A U.S. Holder of Transcept common stock will be subject to backup withholding if such holder is not otherwise exempt and such holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

A Non-U.S. Holder will not be subject to backup withholding (as discussed above) if the Non-U.S. Holder certifies its exempt status by providing a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable Form W-8). However, information returns are required to be filed with the IRS in connection with any dividends or interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Transcept stockholder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. Transcept stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

FATCA Withholding

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on payments of interest, dividends, and other fixed or determinable annual or periodical gains, profits and income made after June 30, 2014 and payments of gross proceeds from the sale, exchange or other disposition of shares, debt instruments or other property of a type which can produce U.S.-source interest or dividends made after December 31, 2016 to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends and as such, may apply to the Pre-Closing Dividend (including the distribution of the Dividend Rights) and to any future cash payments under the Dividend Rights. Non-U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA, particularly in light of the uncertainty under U.S. federal income tax law relating to the tax treatment of the Dividend Rights and future cash payments under the Dividend Rights.

NASDAQ Stock Market Listing

Transcept common stock currently is listed on The NASDAQ Global Market under the symbol “TSPT”. Transcept has agreed to use commercially reasonable efforts to maintain its existing listing on The NASDAQ Global Market, and to obtain approval for listing on The NASDAQ Global Market of the shares of Transcept common stock that Paratek stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Transcept common stock must have been continually listed on The NASDAQ Global Market, and Transcept must have caused the shares of Transcept common stock to be issued in the merger to be approved for listing on The NASDAQ Global Market as of the closing of the merger.

Prior to consummation of the merger, Transcept intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Transcept anticipates that its common stock will be listed on The NASDAQ Global Market following the closing of the merger under the trading symbol “PRTK”.

Anticipated Accounting Treatment

The merger will be treated by Transcept as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Paratek is considered to be acquiring Transcept in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Transcept and Paratek have made a preliminary estimated purchase price calculated as described in Note 1 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Transcept that exist as of the date of completion of the transaction.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Paratek stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Transcept common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding a Paratek stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Paratek stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Paratek will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Paratek capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Paratek within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Paratek of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Paratek capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Paratek Pharmaceuticals, Inc., 75 Kneeland Street, Boston, Massachusetts 02111, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Paratek capital stock. ALL DEMANDS MUST BE RECEIVED BY PARATEK WITHIN TWENTY (20) DAYS AFTER THE DATE PARATEK MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Paratek capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Paratek capital stock.

To be effective, a demand for appraisal by a holder of shares of Paratek capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Paratek. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If you hold your shares of Paratek capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Paratek. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Paratek capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Paratek, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court

stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Transcept capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Transcept, Paratek, Merger Sub, or Acquisition Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Transcept, Merger Sub and Acquisition Sub, on the one hand, and Paratek, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Transcept and Paratek do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Transcept or Paratek, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Transcept, Merger Sub and Acquisition Sub, and Paratek and are modified by the disclosure schedules.

General

Under the Merger Agreement, Tigris Merger Sub, Inc., or Merger Sub, a wholly owned subsidiary of Transcept formed by Transcept in connection with the merger, will merge with and into Paratek, with Paratek surviving as a wholly owned subsidiary of Transcept. Immediately following the merger Paratek will merge with and into Tigris Acquisition Sub, LLC, or Acquisition Sub, a limited liability company wholly owned by Transcept, with Acquisition Sub surviving as a wholly owned subsidiary of Transcept. This transaction is referred to as the second merger. The merger and the second merger are intended to be treated as one integrated transaction for U.S. federal income tax purposes.

Merger Consideration

Immediately prior to the closing of the financing contemplated by the Subscription Agreement, each share of Paratek preferred stock outstanding at such time will be converted into shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, senior secured promissory notes of Paratek shall be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement. At the effective time of the merger, all outstanding shares of Paratek common stock, and all outstanding options and warrants to purchase Paratek common stock and preferred stock, respectively, shall convert into the right to receive Transcept common stock as follows:

•	each share of Paratek common stock outstanding immediately prior to the effective time of the merger (excluding shares of Paratek common stock held as treasury stock or held by Paratek, Merger Sub or any subsidiary of Paratek) will automatically be converted into the right to receive a number of shares of Transcept common stock equal to 0.81, subject to adjustment to account for the proposed 12:1 reverse stock split;

•	each option to purchase shares of Paratek common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Transcept and will become an option, subject to vesting, to purchase that number of shares of the common stock of Transcept multiplied by 0.81, at an exercise price equal to the per share exercise price of such Paratek option multiplied by 0.81 subject to adjustment to account for the proposed 12:1 reverse stock split; and

•	each warrant to purchase shares of Paratek preferred stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Transcept and will become a warrant to purchase that number of shares of the common stock of Transcept multiplied by 0.81, at an exercise price equal to the per share exercise price of such Paratek warrant multiplied by 0.81 subject to adjustment to account for the proposed 12:1 reverse stock split.

The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Transcept common stock that Paratek stockholders, optionholders and warrantholders will be entitled to receive for changes in the market price of Transcept common stock. Accordingly, the market value of the shares of Transcept common stock issued pursuant to the merger will depend on the market value of the shares of Transcept common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of Transcept common stock will be issuable pursuant to the merger to Paratek stockholders. Instead, each Paratek stockholder who would otherwise be entitled to receive a fraction of a share of Transcept common stock, after aggregating all fractional shares of Transcept common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Transcept common stock as quoted on The NASDAQ Global Market, on the date the merger becomes effective.

The Merger Agreement provides that, at the effective time of the merger, Transcept will deposit with an exchange agent acceptable to Transcept and Paratek stock certificates representing the shares of Transcept common stock issuable to the Paratek stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Paratek common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Paratek stock certificates for shares of Transcept common stock. Upon surrender of a Paratek stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Transcept may reasonably require, the Paratek stock certificate surrendered will be cancelled and the holder of the Paratek stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Transcept common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

•	cash in lieu of any fractional share of Transcept common stock; and

•	dividends or other distributions, if any, declared or made with respect to Transcept common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Paratek common stock or Paratek preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Paratek. In addition, no transfer of Paratek common stock or Paratek preferred stock after the effective time of the merger will be registered on the stock transfer books of Paratek.

If any Paratek stock certificate has been lost, stolen or destroyed, Transcept may, in its discretion, and as a condition to the delivery of any shares of Transcept common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Transcept against any claim suffered by Transcept related to the lost, stolen or destroyed certificate or any Transcept common stock issued in exchange for such certificate as Transcept may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Paratek common stock or Paratek preferred stock will be deemed to represent only the right to receive shares of Transcept common stock and cash in lieu of any fractional share of Transcept common stock. Transcept will not pay dividends or other distributions on any shares of Transcept common stock to be issued in exchange for any unsurrendered Paratek stock certificate until the Paratek stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Transcept Stock Options

Prior to the closing of the merger, the Transcept board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each option to purchase Transcept common stock that is outstanding and unexercised, immediately prior to the effective time of the merger will be cancelled and retired and cease to exist. In exchange therefor, any option to purchase Transcept common stock that is outstanding and unexercised, immediately prior to the effective time of the merger with an exercise price less than the Transcept Closing Price, whether or not vested, will be cancelled and exchanged for a number of shares of Transcept common stock calculated by dividing (i) the product of (a) the total number of shares of Transcept common stock previously subject to such option by (b) the excess of the Transcept Closing Price over the exercise price of such option by (ii) the Transcept Closing Price. With respect to all other Transcept options, prior to the closing of the merger, the Transcept board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to cause the issuance to certain officers, employees and former employees of Transcept a number of shares of Transcept common stock calculated by dividing a fixed dollar amount for each such individual by the Transcept Closing Price. The aggregate fixed dollar amount for all such officers, employees and former employees is approximately $0.6  million.

Treatment of Paratek Stock Options and Warrants

At the effective time of the merger, each option to purchase Paratek common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Paratek 2014 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase Transcept common stock. Transcept will assume the Paratek 2014 Equity Incentive Plan. All other options to purchase Paratek common stock shall be cancelled immediately prior to the effective time of the merger. All rights with respect to Paratek common stock under Paratek options assumed by Transcept will be converted into rights with respect to Transcept common stock. Accordingly, from and after the effective time of the merger, each Paratek stock option assumed by Transcept may be exercised for such number of shares of Transcept common stock as is determined by multiplying the number of shares of Paratek common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Transcept common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Paratek option assumed by Transcept will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Paratek options will generally remain unchanged; provided, that any Paratek options assumed by Transcept may be subject to adjustment to reflect changes in Transcept capitalization after the effective time of the merger and that the Transcept board of directors will succeed to the authority of the Paratek board of directors with respect to each assumed Paratek option.

Paratek has issued warrants to purchase shares of its Series A Preferred Stock. Each outstanding warrant to purchase shares of Paratek Series A Preferred Stock not terminated or exercised at or prior to the effective time of the merger will be assumed by Transcept at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Transcept common stock. The number of shares of Transcept common stock subject to each assumed warrant will be determined by multiplying the number of shares of Paratek common stock issuable upon conversion of the shares of Paratek preferred stock issuable upon exercise of such warrant that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Transcept common stock. The per share exercise price for the Transcept common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Paratek Series A Preferred Stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

Directors and Officers of Transcept Following the Merger

Pursuant to the Merger Agreement, all of the directors of Transcept, other than two designees selected by Transcept to either be elected to or remain on, as applicable, the board of directors (which two directors shall be reasonably acceptable to Paratek), shall resign at or prior to the effective time of the merger. Those two directors shall then elect, effective as of the effective time of the merger, five designees selected by Paratek, each to serve as members of the board of directors in staggered classes to be agreed upon by Transcept and Paratek prior to closing (provided, that one of Transcept’s designees shall be appointed to the class whose term expires in 2015 and the other Transcept designee shall be appointed to the class whose term expires in 2016). It is anticipated that Thomas J. Dietz will remain as a director of Transcept and he will appoint Jeffrey Stein to the Transcept board of directors. Then, Thomas J. Dietz and Jeffrey Stein shall elect Michael F. Bigham, Richard J. Lim, Evan Loh, M.D., and Robert Radie to the Transcept board of directors. Following the merger, it is anticipated that the board of directors of Transcept will have one vacancy which will be filled by a Paratek designated director, pursuant to the Merger Agreement. It is anticipated that the executive officers of Transcept upon the closing of the merger will be Michael F. Bigham, Chief Executive Officer and Chairman, Evan Loh, M.D., President and Chief Medical Officer, and Kathryn M. Boxmeyer, Interim Chief Financial Officer. Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Amended and Restated Certificate of Incorporation and Amendment to the Amended and Restated Certificate of Incorporation of Transcept

Stockholders of record of Transcept common stock on the record date for the Transcept special meeting will also be asked to approve the amended and restated certificate of incorporation of Transcept to effect the proposed 12:1 reverse stock split and the amendment to the amended and restated certificate of incorporation of Transcept to change the name of the corporation from “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” upon consummation of the merger, each of which requires the affirmative vote of holders of a majority of the outstanding common stock on the record date for the Transcept special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•	the holders of a majority of the shares of outstanding Paratek common stock and preferred stock, voting together as one class, must have adopted and approved the merger, and the holders of a majority of the outstanding shares of Transcept common stock must have approved the merger and the issuance of Transcept common stock in the merger;

•	the existing shares of Transcept common stock must have been continually listed on The NASDAQ Global Market through the closing of the merger, and Transcept must have caused the shares of Transcept common stock to be issued in the merger to be approved for listing on The NASDAQ Global Market (subject to official notice of issuance) as of the closing of the merger;

•	any waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, must have expired or been terminated, and there must not be in effect any voluntary agreement by any party to the Merger Agreement and the U.S. Federal Trade Commission, the U.S. Department of Justice or any foreign governmental body, pursuant to which such party has agreed not to consummate the merger for any period of time;

•	there must not be any legal proceeding pending, or overtly threatened in writing by an official of any governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any action:

•	challenging or seeking to restrain or prohibit the consummation of the merger;

•	relating to the merger and seeking to obtain from Transcept, Merger Sub, or Paratek any damages or other relief that may be material to Transcept or Paratek;

•	seeking to prohibit or limit in any material and adverse respect a party to the merger agreement’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Transcept;

•	that would materially and adversely affect the right or ability of Transcept or Paratek to own the assets or operate the business of Transcept or Paratek; or

•	seeking to compel Paratek, Transcept, or any subsidiary of Transcept to dispose of or hold separate any material assets as a result of the merger.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	all representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect;

•	the other party to the Merger Agreement must have performed or complied with in all material respects all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the closing of the merger;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger; and

•	the financing contemplated by the Subscription Agreement must have been consummated and Paratek must have received the proceeds from such financing pursuant to the terms and conditions set forth in the Subscription Agreement.

In addition, the obligation of Transcept and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	Transcept must have received lock-up agreements from Paratek stockholders representing at least 45% of the aggregate shares of Transcept common stock outstanding immediately following the merger, which stockholders have already executed and delivered such agreements to Transcept, and such lock-up agreements must be in full force and effect;

•	Transcept must have received the opinion of Latham & Watkins LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger and the second merger, taken together as a single integrated transaction, will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code;

•	Paratek must have delivered to Transcept written resignations of the officers and directors of Paratek that are not continuing as officers and directors of Paratek following the merger;

•	There must not be any legal proceeding pending, which, in the reasonable judgment of Transcept, would result in an outcome that is material and adverse to Transcept and Paratek:

•	challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the Merger Agreement;

•	relating to the merger or any of the other transactions contemplated by the Merger Agreement and seeking to obtain from Transcept or Paratek any damages or other relief that may be material to Transcept or Paratek;

•	seeking to prohibit or limit in any material respect Transcept’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Transcept;

•	that would materially and adversely affect the right or ability of Transcept or Paratek to own the assets or operate the business of Paratek; or

•	seeking to compel Paratek, Transcept, or any subsidiary of Transcept to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the Merger Agreement in such a manner that would have a material adverse effect on Transcept;

•	There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Paratek and its subsidiaries, taken as a whole, or the ability of Paratek to complete the merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Paratek. The Merger Agreement provides that certain events shall not be considered a material adverse change to Paratek, including without limitation:

•	any rejection by a governmental body of a registration or filing by Paratek relating to intellectual property owned, licensed or controlled by Paratek;

•	resignation, termination or death of any individual director or officer of Paratek; provided, however, that the resignation or termination of more than 50% of Paratek’s directors or more than 50% of Paratek’s officers (each except as required by the terms of the Merger Agreement) during the period on and after June 30, 2014 and prior to closing of the merger may give rise to a material adverse effect;

•	announcement or publication regarding the interest of an entity in competition with Paratek’s business as currently conducted or as proposed to be conducted;

•	any change in the cash position of Paratek which results from operations in the ordinary course of business;

•	any effect, change event, circumstance, or development resulting from the announcement or pendency of the merger or the Bridge Loan;

•	any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	any adverse change, effect or occurrence attributable to the U.S. economy as a whole or the industries in which Paratek operates;

•	Certain agreements between Paratek and certain stockholders must have been terminated; and

•	Paratek must have effected a conversion of its preferred stock into common stock immediately prior to the consummation of the transactions contemplated under the Merger Agreement.

In addition, the obligation of Paratek to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	Paratek must have received lock-up agreements from certain Transcept stockholders, each of whom has already executed and delivered such agreements to Paratek and such lock-up agreements must be in full force and effect;

•	Transcept must have delivered to Paratek written resignations of the officers and directors of Transcept that are not continuing as officers and directors of Transcept following the merger and shall have caused the new board members of Transcept, specified in the Merger Agreement, to be elected;

•	There must not be any legal proceeding pending or threatened in writing, which, in the reasonable judgment of Paratek, would result in an outcome that is material and adverse to Transcept and Paratek:

•	challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the Merger Agreement;

•	relating to the merger or any of the other transactions contemplated by the Merger Agreement and seeking to obtain from Transcept or Paratek, any damages or other relief that may be material to Transcept or Paratek;

•	seeking to prohibit or limit in any material respect Transcept’s stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Transcept;

•	that would materially and adversely affect the right or ability of Transcept or Paratek to own the assets or operate the business of Paratek; or

•	seeking to compel Paratek, Transcept, or any subsidiary of Transcept to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the Merger Agreement in such a manner that would have a material adverse effect on Paratek;

•	Either the principal executive officer or the principal financial officer of Transcept must have provided, with respect to any document filed with the SEC on or after June 30, 2014, any necessary certification required under Rule 13a-14 under the Securities Exchange Act of 1934, as amended;

•	Paratek must have received the opinion of Pepper Hamilton LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger and the second merger, taken together as a single integrated transaction, will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code; and

•

There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Transcept and its subsidiaries, taken as a whole, or the ability of Transcept to complete the merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Transcept. The Merger Agreement provides that certain events shall not be considered a material adverse change to Transcept, including without limitation:

•	any demands, pending, threatened, or actual litigation, or the settlement, or failure to settle, any demands, pending, threatened, or actual litigation;

•	the termination, sublease or assignment of Transcept’s facility lease, or failure to do the foregoing;

•	any effect, change, event, circumstance, or development resulting from the announcement or pendency of the merger;

•	any change in the stock price or trading volume of Transcept independent of any other event that would be deemed to have a material adverse change to Transcept;

•	any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	any adverse change, effect or occurrence attributable to the U.S. economy as a whole or the industries in which Transcept operates.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Transcept and Paratek for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	capitalization;

•	financial statements and with respect to Transcept, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	liabilities;

•	regulatory compliance, permits and restrictions;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings and orders;

•	authority to enter into the Merger Agreement and the related agreements;

•	transactions with affiliates;

•	votes required for completion of the merger and approval of the proposals that will come before the Transcept special meeting and that will be the subject of the Paratek stockholder written consent;

•	except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

•	bank accounts, receivables and deposits;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	with respect to Paratek, disclosures related to the Subscription Agreement;

•	with respect to Transcept, the valid issuance in the merger of the Transcept common stock; and

•	the inapplicability of Section 203 of the DGCL.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Transcept and Paratek to complete the merger.

No Solicitation

Each of Transcept and Paratek agreed that, except as described below, Transcept and Paratek and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal,” as defined below, or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal, or take any action that could reasonably be expected to lead to an acquisition proposal or an inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	furnish any information with respect to it to any person in connection with or in response to an acquisition proposal or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction; or

•	grant any waiver or release under any confidentiality, standstill or similar agreement, other than to either Transcept or Paratek.

An “acquisition proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any “acquisition transaction,” as defined below.

An “acquisition transaction” means the following:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: in which Transcept, Paratek, Merger Sub or Acquisition Sub is a constituent corporation, in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Transcept, Paratek, Merger Sub or Acquisition Sub or any of their subsidiaries or in which Transcept, Paratek, Merger Sub or Acquisition Sub or any of their subsidiaries issues securities representing more than 15% of the outstanding voting securities of any class of voting securities of such party or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 15% or more of the consolidated book value or the fair market value of the assets of Transcept, Paratek, Merger Sub or Acquisition Sub and their subsidiaries, taken as a whole; and

•	any liquidation or dissolution of Transcept, Paratek or Merger Sub.

However, before obtaining the applicable Transcept or Paratek stockholder approvals required to consummate the merger, each party may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined below, if:

•	neither such party nor any representative of such party has breached the no solicitation provisions of the Merger Agreement described above;

•	such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of such board of directors under applicable legal requirements;

•	such party gives the other party at least five business days’ prior notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•	such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Transcept and Paratek; and

•	at least five business days’ prior to the furnishing of any information to a third party, such party furnishes the same information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written offer by a third party to enter into a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either Transcept’s or Paratek’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or in which a person or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the party’s capital stock or a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions that was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and is on terms and conditions that the board of directors of the party receiving the offer determines in its reasonable good faith judgment, after obtaining and taking into account such matters as the board of directors deems relevant following consultation with its outside legal counsel and financial advisor:

•	is reasonably likely to be more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger; and

•	is reasonably capable of being consummated.

An offer will not be a superior offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or if the consummation of such transaction is contingent on any such financing being obtained.

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party fully informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal or any change or proposed change to that acquisition proposal or inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal.

Meetings of Stockholders

Transcept is obligated under the Merger Agreement to call, give notice of and hold a special meeting of its stockholders for the purposes of considering the issuance of shares of Transcept common stock and the merger.

Paratek is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions within four business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

Covenants; Conduct of Business Pending the Merger

Paratek agreed that it will conduct its business in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations, and certain contracts, and to take other agreed-upon actions. Paratek also agreed that, subject to certain limited exceptions, without the consent of Transcept, it will not, during the period prior to closing of the merger:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees);

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Paratek, or effect or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Merger Agreement: any capital stock or other security (except for options or common stock issued to Paratek employees or consultants or shares of Paratek common stock issued upon the valid exercise of options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	other than in the ordinary course of business, lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000 (other than the Bridge Loan);

•	other than in the ordinary course of business, and in observance of common practice for a similarly-situated company: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law; or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•	make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any material contract; or

•	make any material change to, or agree to change, the pricing or royalties or other payments set or charged by Paratek or any of its subsidiaries to its customers or licensees or agree to change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Paratek or any of its subsidiaries.

Transcept agreed that it will conduct its business in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Transcept also agreed that, subject to certain limited exceptions, without the consent of Paratek, it will not, during the period prior to the closing of the merger:

•	declare, accrue, set aside or pay any dividend (except the Pre-Closing Dividend) or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees of Transcept);

•	except for contractual commitments in place at the time of the Merger Agreement, sell, issue or grant, or authorize the issuance of: any capital stock or other security (except for Transcept common stock issued upon the valid exercise of outstanding Transcept options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Transcept, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary other than Merger Sub or acquire any equity interest or other interest in any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment, other than in the ordinary course of business;

•	adopt, establish or enter into any Transcept employee plan; cause or permit any Transcept employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by Paratek; other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees or increase the severance or change of control benefits offered to any current or new service providers; provided, that, Transcept may pay full yearly bonuses and other severance and retention payments to its employees in connection with their termination of employment;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset, except in the ordinary course of business consistent with past practices;

•	make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into any material contract; or

•	make any material change to, or agree to change, the pricing or royalties or other payments set or charged by Transcept or any of its subsidiaries to its customers or licensees or agree to change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Transcept or any of its subsidiaries.

Other Agreements

Each of Transcept and Paratek has agreed to use its commercially reasonable efforts to:

•	file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the merger;

•	take all actions necessary to complete the merger;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the merger;

•	obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the Merger Agreement;

•	lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the Merger Agreement; and

•	consult and agree with each other about any public statement either will make concerning the merger, subject to certain exceptions.

Transcept and Paratek agree that:

•	Transcept will use commercially reasonable efforts to maintain the listing of its common stock on The NASDAQ Global Market, to obtain approval for listing on The NASDAQ Global Market of Transcept pursuant to NASDAQ “reverse merger rules” and to cause the shares of its common stock and shares of common stock issuable upon exercise of the options and warrants held by Paratek securityholders to be approved for listing on The NASDAQ Global Market;

•	for a period of six years after the closing of the merger, Transcept will indemnify each of the directors and officers of Transcept and Paratek to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Transcept and Paratek; and

•	Transcept shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Transcept.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Transcept and Paratek;

•	by either Transcept or Paratek if the merger shall not have been consummated by December 31, 2014; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and this right to terminate shall not be available for an additional 60 days upon request of either party if the waiting period under HSR Act has not expired, if applicable, or a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by such date;

•	by Transcept or Paratek if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•	by Transcept if Paratek did not obtain the written consent of a requisite number of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective, but this right to terminate the Merger Agreement will not be available to Transcept once Paratek obtains such approval;

•	by Transcept or Paratek if the stockholders of Transcept do not approve the merger or the issuance of Transcept common stock in the merger at the Transcept special meeting (including any adjournments and postponements thereof), but Transcept may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Transcept stockholders was caused by the action or failure to act of Transcept and such action or failure to act constitutes a material breach by Transcept of the Merger Agreement;

•	by Paratek, at any time prior to the approval by Transcept’s stockholders of the merger and the issuance of the shares of Transcept common stock pursuant to the merger, if:

•	the Transcept board of directors fails to recommend that the stockholders of Transcept vote to approve the merger and the issuance of Transcept common stock or withdraws or modifies its recommendation in a manner adverse to Paratek;

•	Transcept fails to include in this proxy statement/prospectus/information statement such recommendation;

•	Transcept fails to hold the Transcept special meeting within 60 days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 60-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending;

•	the Transcept board of directors approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement;

•	Transcept enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•	Transcept or any director, officer or agent of Transcept willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement (each of the above clauses is referred to as a Transcept triggering event);

•	by Transcept, at any time prior to the adoption of the Merger Agreement by the stockholders of Paratek, if:

•	the Paratek board of directors fails to recommend that the Paratek stockholders vote to adopt the Merger Agreement thereby approving the merger or withdraws or modifies its recommendation in a manner adverse to Transcept;

•	Paratek fails to include in this proxy statement/prospectus/information statement such recommendation;

•	the Paratek board of directors approves, endorses or recommends any acquisition proposal, as defined in the section entitled “The Merger Agreement—No Solicitation” in this proxy statement/prospectus/information statement;

•	Paratek enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•	Paratek or any director, officer or agent of Paratek willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement (each of the above clauses is referred to as a Paratek triggering event); or

•	by Transcept or Paratek if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured; or

•	by Transcept, at any time, if all other closing conditions under the Merger Agreement have been satisfied and/or waived by Transcept, except for the financing contemplated by the Subscription Agreement, and Transcept has provided written notice to Paratek that it is prepared to consummate the closing of the merger upon the consummation of the financing and Paratek has not obtained the financing contemplated by the Subscription Agreement within five days of receipt of such notice.

Termination Fee

Fee payable by Transcept

Transcept must pay Paratek a termination fee of $6.3 million if:

•	the Merger Agreement is terminated by either Transcept or Paratek because the stockholders of Transcept do not approve the merger or the issuance of Transcept common stock in the merger at the Transcept special meeting (including any adjournments and postponements thereof) and an acquisition proposal, as defined above in the section entitled “The Merger Agreement—No Solicitation,” with respect to Transcept was publicly announced, disclosed or otherwise communicated to the board of directors of Transcept prior to the Transcept special meeting and Transcept enters into a definitive agreement for, or consummates, an acquisition transaction, as defined above in the section entitled “The Merger Agreement—No Solicitation,” that results or would result in any third party beneficially owning securities of Transcept representing more than 50% of the voting power of the outstanding securities of Transcept or owning or exclusively licensing tangible or intangible assets representing more than 50% of the fair market value of the income-generating assets of Transcept and its subsidiaries, taken as a whole, within 12 months of the termination; or

•	the Merger Agreement is terminated by Paratek at any time prior to the approval of the merger and the issuance of Transcept common stock in the merger by the stockholders of Transcept because of a Transcept triggering event, as defined above in the section entitled “The Merger Agreement—Termination,” and an acquisition proposal, as defined above in the section entitled “The Merger Agreement—No Solicitation,” with respect to Transcept was publicly announced, disclosed or otherwise communicated to the board of directors of Transcept prior to the Transcept special meeting

Transcept must reimburse Paratek for expenses incurred by Paratek in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

•	the Merger Agreement is terminated by either Transcept or Paratek because the stockholders of Transcept do not approve the merger or the issuance of Transcept common stock in the merger at the Transcept special meeting (including any adjournments and postponements thereof);

•	the Merger Agreement is terminated by Paratek because of a Transcept triggering event, as defined above in the section entitled “The Merger Agreement—Termination”;

•	the Merger Agreement is terminated by Paratek because Transcept or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Transcept or Merger Sub has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and Transcept or Merger Sub ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured; or

•	in the event of a failure by Paratek to consummate the transactions described in the Merger Agreement solely because there is a Transcept material adverse effect, as defined above in the section entitled “The Merger Agreement—Termination.”

Fee payable by Paratek

Paratek must pay Transcept a termination fee of $6.3 million if:

•	the Merger Agreement is terminated by Transcept because Paratek did not obtain the written consent of the requisite number of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related matters within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and an acquisition proposal, as defined above in the section entitled “The Merger Agreement—No Solicitation,” with respect to Paratek was publicly announced, disclosed or otherwise communicated to the board of directors of Paratek and Paratek enters into a definitive agreement for, or consummates, an acquisition transaction, as defined above in the section entitled “The Merger Agreement—No Solicitation,” that results or would result in any third party beneficially owning securities of Paratek representing more than 50% of the voting power of the outstanding securities of Paratek or owning or exclusively licensing tangible or intangible assets representing more than 50% of the fair market value of the income-generating assets of Paratek and its subsidiaries, taken as a whole, within 12 months of the termination;

•	the Merger Agreement is terminated by Transcept at any time prior to the adoption of the Merger Agreement, and the approval of the merger and related matters, by the stockholders of Paratek because of a Paratek triggering event, as defined above in the section entitled “The Merger Agreement—Termination”; or

•	the Merger Agreement is terminated by Transcept (i) because Paratek has not obtained the financing contemplated by the Subscription Agreement within five days of receipt of written notice from

Transcept that all other closing conditions have been satisfied or waived by Transcept and Transcept is prepared to consummate the closing of the merger and (ii) prior to such termination, a requisite group of purchasers have not irrevocably confirmed by written notice to Transcept that such purchasers are prepared to consummate an acquisition of Paratek common stock on the terms and conditions set forth in the Subscription Agreement with aggregate gross cash proceeds to Paratek of at least $93 million.

Paratek must reimburse Transcept for expenses incurred by Transcept in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.0 million, if:

•	the Merger Agreement is terminated by Transcept because Paratek did not obtain the written consent of the requisite number of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related matters within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission;

•	the Merger Agreement is terminated by Transcept at any time prior to the adoption of the Merger Agreement and approval of the merger and related matters, by the stockholders of Paratek because of a Paratek triggering event, as defined above in the section entitled “The Merger Agreement—Termination”;

•	the Merger Agreement is terminated by Transcept because Paratek has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Paratek has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•	the Merger Agreement is terminated by Transcept because all other closing conditions under the Merger Agreement have been satisfied and/or waived by Transcept, except for the financing contemplated by the Subscription Agreement, and Transcept has provided written notice to Paratek that it is prepared to consummate the closing of the merger upon the consummation of such financing and Paratek has not obtained such financing within five days of receipt of such notice; or

•	in the event of a failure by Transcept to consummate the transactions described in the Merger Agreement solely because there is a Paratek material adverse effect, as defined above in the section entitled “The Merger Agreement—Termination.”

Amendment

The Merger Agreement may be amended by the parties at any time, except that after the Merger Agreement has been adopted and approved by the stockholders of Transcept or Paratek, no amendment which by law requires further approval by the stockholders of Transcept or Paratek, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Subscription Agreement

On June 30, 2014, prior to the execution of the Merger Agreement, Paratek entered into the Subscription Agreement with certain current stockholders of Paratek and certain new investors in Paratek pursuant to which Paratek agreed to sell, and the purchasers listed therein agreed to purchase, an aggregate of 119,537,275 shares of Paratek common stock at a purchase price of $0.778 per share prior to the closing of the merger for an aggregate purchase price of approximately $93 million. The merger is conditioned upon the closing of the financing contemplated by the Subscription Agreement.

The Subscription Agreement contains representations and warranties of Paratek comparable to the representations and warranties of Paratek in the Merger Agreement. The Subscription Agreement also contains customary representations and warranties of the purchasers.

Each purchaser’s obligation to purchase shares of Paratek common stock from Paratek pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	Paratek’s representations and warranties in the Subscription Agreement being true and correct in all respects as of June 30, 2014 and as of the closing date for the financing, subject to certain exceptions;

•	Paratek having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by it;

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares;

•	as notified by Paratek, each of the conditions to the consummation of the merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing on the terms and conditions set forth therein (provided that no condition may be waived by Paratek without the prior written consent of the purchasers holding or having the right to acquire 75% of the shares to be purchased at the closing or then outstanding unless such waiver of condition, in the reasonable and good faith determination of such purchasers would not reasonably be expected to be adverse to the interests of any purchaser in more than a de minimis manner or that would not reasonably be expected to have more than a de minimis adverse effect on the value of such purchaser’s investment in the shares (including for this purpose on the shares of Transcept issued or issuable in the merger in exchange therefor), in which event, such prior written consent of such purchasers shall not be required for such waiver of condition);

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remain pending;

•	the affirmative vote of the holders of a majority of the shares of Paratek’s common stock and preferred stock, each outstanding on the record date and entitled to vote thereon, voting as a single class, to adopt the Merger Agreement and approve the merger and related transaction having been obtained; and

•	Paratek’s senior secured promissory notes having been converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement.

Paratek’s obligation to sell shares of Paratek common stock to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by such purchaser being true and correct in all material respects as of the date when made or specified, and as of the closing date, subject to certain exceptions;

•	such purchaser having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by such purchaser;

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares; and

•	such purchaser’s delivery to Paratek of certain items at or prior to the closing.

The representations and warranties contained in the Subscription Agreement will survive the closing of the financing until the later of 30 days after the filing by Transcept of its audited annual consolidated financial statements with the SEC that covers at least part of the period following the merger and March 31, 2015.

The Subscription Agreement may be amended and its provisions waived by Paratek and Transcept, provided that in no event shall Transcept unreasonably withhold, condition or delay its consent to any such waiver or amendment. In addition, purchasers holding or having the right to acquire 75% of the shares to be purchased at the closing or then outstanding must also consent to such waiver or amendment if, and only if, in the reasonable and good faith determination of such purchasers, such waiver or amendment would reasonably be expected to be adverse to the interests of any purchaser in a more than de minimis way or that would reasonably be expected to have more than a de minimis adverse effect on the value of such purchaser’s investment in the shares (including for this purpose, on the shares of Transcept issued or issuable in the merger in exchange therefor). Any amendment shall also require the written consent of any purchaser who immediately following the closing of the merger will own at least 7.0% of the issued and outstanding stock of Transcept on a fully diluted basis, if, and only if, in the reasonable and good faith determination of such purchaser, such amendment would reasonably be expected to be disproportionately adverse to such purchaser in a more than de minimis way.

The Subscription Agreement may be terminated by mutual written consent of Paratek and Transcept at any time prior to the closing of the financing and prior to the termination of the Merger Agreement, which consent shall not be unreasonably withheld, conditioned or delayed by Transcept, and by Paratek at any time prior to the closing and following the termination of the Merger Agreement. The Subscription Agreement may also be terminated by any purchaser (with respect to itself only) if the closing of the financing has not been consummated on or prior to 5:00 p.m., New York City time, on December 31, 2014. In addition, Paratek or any purchaser (with respect to itself only) may terminate the Subscription Agreement if the purchase and sale of the shares pursuant to the Subscription Agreement would violate any nonappealable order, degree or judgment of any governmental authority having competent jurisdiction.

Transcept is an express third-party beneficiary of the termination provisions of the Subscription Agreement and is entitled to specifically enforce such provisions. In addition, upon the satisfaction or waiver of the closing conditions, Transcept shall be an express third-party beneficiary of the Subscription Agreement and shall be entitled to specifically enforce its terms, including the obligations of the parties to sell and purchase the shares of Paratek common stock.

Bridge Loan

On June 30, 2014, in connection with the execution of the Merger Agreement, Transcept loaned Paratek $3.5 million (the “Bridge Loan”) in order to provide the financing required by Paratek to complete the merger. Under the terms of the Bridge Loan, in the event that the closing of the merger does not occur by September 15, 2014, Transcept will make available to Paratek additional amounts of up to $800,000 per month until December 31, 2014, on the same terms as the initial loan provided the Merger Agreement has not been terminated. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan.

The Bridge Loan accrues interest on all outstanding principal at a rate of 1% per annum and has a maturity of one year, subject to an acceleration in the event that (i) the Merger Agreement is terminated: (a) by Transcept or Paratek if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

(b) by Transcept if Paratek did not obtain the written consent of a requisite number of its stockholders necessary to adopt the Merger Agreement and approve the merger and related matters within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; (c) by Transcept if a Paratek triggering event shall have occurred; (d) by Transcept if Paratek has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Paratek has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and Paratek ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured; or (e) by Transcept if all other closing conditions under the Merger Agreement have been satisfied and/or waived by Transcept, except for the financing contemplated by the Subscription Agreement, and Transcept has provided written notice to Paratek that it is prepared to consummate the closing of the merger upon the consummation of the financing and Paratek has not obtained the financing contemplated by the Subscription Agreement within five days of receipt of such notice; and (ii) Paratek thereafter consummates a financing of at least $10.0 million or conducts a reorganization, consolidation, or merger of Paratek pursuant to which the holders of Paratek’s securities prior to such transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or the consummation of the sale, lease, transfer, conveyance or other disposition in one or a series of transactions, of all or substantially all of Paratek’s assets, or Paratek and its subsidiaries, taken as a whole, to any person or entity.

If the Merger Agreement is terminated either (i) by Paratek, at any time prior to the approval of the issuance of the shares of Transcept common stock pursuant to the merger, if a Transcept triggering event, as defined above in the section entitled “The Merger Agreement—Termination,” shall occur; or (ii) by Transcept, at any time prior to the adoption of the Merger Agreement by the stockholders of Paratek, if a Paratek triggering event, as defined above in the section entitled “The Merger Agreement—Termination,” shall occur; then the Bridge Loan will be cancelled and all obligations owed under it will be forgiven; provided that if the Merger Agreement is terminated by Paratek upon a Transcept triggering event, the amount equal to the outstanding principal and the accrued but unpaid interest on the Bridge Loan will be credited against any termination fee owed by Paratek.

Upon the closing of the merger, the aggregate amount of the outstanding principal and a three-month portion of accrued interest on the Bridge Loan will be credited towards Transcept’s equity in the surviving corporation. Any excess accrued interest on the Bridge Loan and the aggregate amount of any outstanding principal and accrued interest on any additional loans will be included in the Pre-Closing Dividend.

Support Agreements and Written Consent

In order to induce Transcept to enter into the Merger Agreement, certain Paratek stockholders are parties to a support agreement with Transcept pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Paratek capital stock in favor of the adoption of the Merger Agreement, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Paratek’s stockholders and against any “Acquisition Proposal,” as defined in the Merger Agreement. These Paratek stockholders also granted Transcept an irrevocable proxy to their respective Paratek capital stock in accordance with the support agreements. These Paratek stockholders may vote their shares of Paratek capital stock on all other matters not referred to in such proxy.

The parties to the support agreements with Transcept are: Aisling Capital II LP, Omega Fund III, L.P., HBM Healthcare Investments (Cayman) Ltd., K/S Danish BioVenture, Celia Gilbert and the executive officers of Paratek.

The stockholders of Paratek that are party to a support agreement with Transcept owned an aggregate of 903,535 shares of Paratek common stock and 22,892,349 shares of Paratek preferred stock, representing approximately 61% of the outstanding shares of Paratek capital stock on an as converted to common stock basis, in each case as of June 30, 2014. These stockholders include only executive officers and directors of Paratek, entities affiliated with those executive officers and directors, and entities and an individual owning more than 5% of Paratek’s outstanding stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Paratek holding a sufficient number of shares to adopt the Merger Agreement and approve the merger and related transaction will execute written consents providing for such adoption and approval. Therefore, holders of the number of shares of Paratek stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement and are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Paratek capital stock and securities held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Paratek capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Paratek to enter into the Merger Agreement, certain Transcept stockholders are a party to a support agreement with Paratek pursuant to which, among other things, each of these stockholders agreed, solely in his capacity as a stockholder, to vote all of his shares of Transcept common stock in favor of the merger and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the merger and the issuance of Transcept common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Transcept’s stockholders and against any “Acquisition Proposal,” as defined in the Merger Agreement. These Transcept stockholders also granted Paratek an irrevocable proxy to their respective shares in accordance with the Supporting Agreements. These Transcept stockholders may vote their shares of Transcept common stock on all other matters not referred to in such proxy.

As of June 30, 2014, the stockholders of Transcept that are party to these support agreements owned an aggregate of 8,219,899 shares of Transcept common stock representing approximately 43% of the outstanding Transcept common stock. These stockholders include executive officers and directors of Transcept, entities affiliated with such persons and entities owning more than 5% of Transcept’s outstanding stock.

Under these support agreements, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Transcept common stock and securities held by them until the earlier of the termination of the Merger Agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Transcept common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

Lock-up Agreements

As a condition to the closing of the merger, certain of the Transcept securityholders and Paratek securityholders and their affiliates, each as listed below, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Transcept common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options from that effective time of the merger until ninety days from the closing of the merger.

As of June 30, 2014, the Transcept stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 43% of the outstanding Transcept common stock.

The Paratek stockholders, including those who will become Paratek stockholders upon the closing of the financing contemplated by the Subscription Agreement, who have executed lock-up agreements as of August 13, 2014 beneficially owned in the aggregate approximately 87% of the outstanding shares of Paratek stock on an as if converted into common stock basis.

Pre-Closing Dividend Assets and Rights

Overview

Pursuant to the merger agreement, prior to the closing of the merger, Transcept will take all actions reasonably necessary to declare a dividend (the “Pre-Closing Dividend”, and the date of the payment of such dividend, the “Pre-Closing Dividend Date”) pro rata to its stockholders as of the record date for such dividend (the “Eligible Recipients”) consisting of (a) the excess, if any, of the amount of Net Cash (as defined in the Merger Agreement and as described in the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights—Calculation of Net Cash” below) over $14,491,250 (the “Excess Cash”) and (b) the right to receive the amounts described below (the “Dividend Rights”):

•	DHE Payments: One hundred percent of all payments received by Transcept pursuant to the SNBL Termination Agreement.

•	Intermezzo Royalty Income: One hundred percent of all payments received by Transcept or any of its subsidiaries pursuant to the United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between Transcept and Purdue Pharmaceutical Products L.P. (the “Purdue License Agreement”), on or prior to the second anniversary of the closing date of the merger. Any such amounts received on or prior to the first anniversary of the closing date of the merger will be paid to Eligible Recipients within five business days following the first anniversary of the closing date of the merger. Any such payments received after the first anniversary of the closing date of the merger and on or prior to the second anniversary of the closing date of the merger will be paid to Eligible Recipients within five business days following the second anniversary of the closing date of the merger.

•	Intermezzo Disposition Proceeds: Ninety percent of (i) the cash proceeds received by Transcept or any of its affiliates from the sale or other disposition, in one or a series of transactions (such transaction, an “Intermezzo Disposition”) of Transcept’s or its subsidiaries’ assets relating to Transcept’s Intermezzo (zolpidem tartrate) sublingual tablet product (such assets, the “Intermezzo Assets”), less (ii) all fees and expenses incurred by Transcept or its subsidiaries in connection with such Intermezzo Disposition; provided that such Intermezzo Disposition is consummated, or a definitive agreement providing for such Intermezzo Disposition has been entered into, within two years after the closing date of the merger. Any such amounts will be paid to Eligible Recipients within five business days of receipt of such proceeds by Transcept or any of its affiliates.

•	Intermezzo Reserve Excess: The excess, if any (such excess, the “Intermezzo Reserve Excess”), of (i) an amount equal to $3.0 million (which represents the amount that Transcept and Paratek agreed shall be deposited into a separate bank account established by Transcept for the purposes described in the paragraph immediately below), less (ii) all fees, expenses and other amounts incurred by Transcept and its affiliates in connection with any litigation relating primarily to the Intermezzo Assets, less (iii) all fees and expenses incurred by Transcept or its subsidiaries in connection with the management of the Intermezzo Assets or in furtherance of an Intermezzo Disposition (to the extent such fees and expenses have not previously been deducted from the cash proceeds distributed to Eligible Recipients in respect of an Intermezzo Disposition). Any such excess amount shall be paid to Eligible Recipients upon the earlier of (x) the date upon which any proceeds from an Intermezzo Disposition are paid to Eligible Recipients and (y) five business days following the second anniversary of the closing date of the merger.

Upon the closing of the merger, Transcept will deposit $3.0 million in cash into a separate, segregated bank account that will be utilized solely in connection with the management of the Intermezzo Assets and any Intermezzo Disposition (the “Intermezzo Reserve Account”). Transcept has agreed to, and has agreed to cause its affiliates to, use reasonable efforts to consummate the sale or other disposition of the Intermezzo Assets until the earlier of (i) the second anniversary of the closing date of the merger and (ii) the date upon which the Intermezzo Reserve Excess described in the paragraph immediately above is equal to zero.

The responsibility, authority and discretion to (i) manage the Intermezzo Assets (including the settlement of any litigation relating thereto), (ii) conduct any sale process with respect to the sale or other disposition of the Intermezzo Assets, and (iii) direct expenditures and disbursements from the Intermezzo Reserve Account, will be delegated to a special committee of Transcept’s board of directors comprised exclusively of Thomas J. Dietz; a member of the Transcept board of directors following the closing who will have been designated by Transcept pursuant to the Merger Agreement (the “Special Committee”). The Special Committee may authorize any officer of Transcept to negotiate, execute and deliver a definitive written agreement with respect to the sale or other disposition of the Intermezzo Assets in the name and on behalf of Transcept; provided, however, that no such definitive written agreement will be entered into without prior written notice to the Transcept board of directors and without the prior written consent of the Transcept board of directors (which shall not be unreasonably withheld, conditioned or delayed), unless such definitive written agreement places no material obligations on Transcept and its affiliates other than (x) the sale, transfer, conveyance, exclusive license or other disposition of the Intermezzo Assets, as applicable, and (y) certain other customary indemnification obligations.

Eligible Recipients will be intended third-party beneficiaries of certain provisions of the Merger Agreement relating to the Pre-Closing Dividend and will be entitled to specifically enforce the terms thereof. However, the Special Committee has the sole power and authority to act on behalf of the Eligible Recipients in enforcing any of their rights thereunder.

Calculation of Net Cash

As described in the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights—Overview,” Eligible Recipients will be entitled to receive the excess, if any, of the amount of Net Cash (as defined in the Merger Agreement) over $14,491,250 in connection with the Pre-Closing Dividend.

“Net Cash” consists of:

•	the sum of Transcept’s and its subsidiaries’ cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Transcept), in each case as of the close of business on the last business day prior to the anticipated closing date of the merger, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Transcept’s audited consolidated financial statements and unaudited consolidated balance sheet as of March 31, 2014; minus

•	the sum of Transcept’s and its subsidiaries’ accounts payable and accrued expenses (other than any accrued expenses listed in the bullet points below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Transcept’s audited consolidated financial statements and unaudited consolidated balance sheet as of March 31, 2014; minus

•	the cash cost of any change of control payments or severance payments that are or become due to any employee of Transcept or its subsidiaries; minus

•	the cash cost of any accrued and unpaid retention payments due to any employee of Transcept or its subsidiaries as of the closing date of the merger; minus

•

any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of the anticipated closing date of the merger for which Transcept or any of its subsidiaries is liable and incurred by Transcept or any of its subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby or otherwise; minus

•	the fees and expenses of any accounting firm which has been engaged to resolve any dispute between Transcept and Paratek regarding the calculation of the amount of Net Cash and which are allocated to Transcept pursuant to the Merger Agreement; minus

•	any bona fide current liabilities payable in cash, in each case to the extent not cancelled at or prior to the anticipated closing date of the merger other than any liabilities or accruals relating to the ongoing Intermezzo ANDA litigation; minus

•	any unpaid amounts payable by Transcept in satisfaction of its obligations under the Merger Agreement to purchase a six-year “tail” policy for directors’ and officers’ liability insurance; plus

•	the amount of any outstanding principal and accrued interest under any notes issued by Paratek to Transcept as of the anticipated closing date of the merger in excess of $3,508,750 (which such $3,508,750 amount represents the aggregate amount of the outstanding principal and a three-month portion of accrued interest on the note issued by Paratek to Transcept as of June 30, 2014, which such amount will be credited towards Transcept’s equity in the surviving corporation); plus

•	any amounts due to be reimbursed to Transcept by Paratek in respect of Paratek’s obligation to share equally (i) all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties under any filing requirement under the HSR Act and any foreign antitrust legal requirement applicable to the Merger Agreement and the transactions contemplated thereby and (ii) all fees and expenses incurred (up to a maximum of $125,000 payable by Paratek) in relation to the printing and filing with the SEC of this proxy statement/prospectus/information statement (including any financial statements and exhibits) and any amendments or supplements hereto and paid to a financial printer or the SEC.

To estimate the amount of the Excess Cash distributable to Eligible Recipients in connection with the Pre-Closing Dividend, Transcept’s management performed an analysis of the expected Net Cash amount as of October 30, 2014. This analysis resulted in an estimated Excess Cash amount ranging from $12.5 million to $13.4 million, or $0.65 to $0.70 per share, assuming that the Pre-Closing Dividend were to occur on October 30, 2014 and based upon the number of outstanding shares of Transcept common stock as of September 26, 2014.

Uncertainties are inherent in estimating Transcept’s Net Cash position, including many risk factors beyond Transcept’s control. Accordingly, the ultimate amount of the Excess Cash distributable to Eligible Recipients in connection with the Pre-Closing Dividend may vary from the foregoing estimates and no cash payment may ultimately be payable to Eligible Recipients in respect of Net Cash.

The right to receive any assets or other rights pursuant to the Pre-Closing Dividend will be non-interest bearing, non-transferable and non-assignable (except by operation of law) by any Eligible Recipient and will not be represented by any certificate or instrument.

Timing of the Pre-Closing Dividend

At least ten days prior to the special meeting of stockholders of Transcept, Transcept and Paratek shall agree on the anticipated date for the closing of the merger. On the date which is ten days prior to such agreed upon anticipated closing date, Transcept shall determine an estimated calculation of Net Cash as of the anticipated closing date and shall deliver such calculation to Paratek within five days thereafter. In the event that Paratek disputes such calculation, the parties are obligated to engage in good faith negotiations to resolve such disputes and to thereafter submit any unresolved disputes to an independent auditor of recognized national standing for final determination. Promptly following the final determination of Net Cash, and in any event, prior to the closing of the merger, Transcept shall take all actions reasonably necessary to make the Pre-Closing Dividend.

MATTERS BEING SUBMITTED TO A VOTE OF TRANSCEPT STOCKHOLDERS

Transcept Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

At the Transcept special meeting, Transcept stockholders will be asked to approve the merger and the issuance of Transcept common stock pursuant to the Merger Agreement. Immediately following the merger, it is expected that Paratek stockholders, warrantholders and optionholders will own approximately 89.6% of the fully-diluted common stock of Transcept, with existing Transcept stockholders and optionholders holding approximately 10.4% of the fully-diluted common stock of Transcept.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Transcept common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

The affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting is required for approval of Transcept Proposal No. 1.

THE TRANSCEPT BOARD OF DIRECTORS RECOMMENDS THAT THE TRANSCEPT STOCKHOLDERS VOTE “FOR” TRANSCEPT PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF TRANSCEPT COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Transcept Proposal No. 2: Approval of the Amended and Restated Certificate of Incorporation of Transcept Effecting the Reverse Stock Split

General

At the Transcept special meeting, Transcept stockholders will be asked to approve the amended and restated certificate of incorporation of Transcept effecting a reverse stock split of the issued shares of Transcept common stock, at a ratio of one new share for every twelve shares outstanding. Upon the effectiveness of the amended and restated certificate of incorporation of Transcept effecting the reverse stock split, or the split effective time, the issued shares of Transcept common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Transcept stockholder will own one new share of Transcept common stock for each twelve shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Transcept Proposal No. 2 is approved, the reverse stock split would become effective in connection with the closing of the merger. The Transcept board of directors may effect only one reverse stock split in connection with this Transcept Proposal No. 2. The Transcept board of directors’ decision will be based on a number of factors, including market conditions, existing and expected trading prices for Transcept common stock and the listing requirements of The NASDAQ Global Market.

The Transcept board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the merger and the issuance of shares of Transcept common stock pursuant to the Merger Agreement.

The form of the amended and restated certificate of incorporation of Transcept to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Transcept common stock or preferred stock.

Purpose

The Transcept board of directors approved the proposal approving the amended and restated certificate of incorporation of Transcept effecting the reverse stock split for the following reasons:

•	the board of directors believes effecting the reverse stock split may be an effective means of avoiding a delisting of Transcept common stock from The NASDAQ Global Market in the future; and

•	the board of directors believes a higher stock price may help generate investor interest in Transcept and help Transcept attract and retain employees

If the reverse stock split successfully increases the per share price of Transcept common stock, the Transcept board of directors believes this increase may increase trading volume in Transcept common stock and facilitate future financings by Transcept.

NASDAQ Requirements for Listing on The NASDAQ Global Market

Transcept common stock is quoted on The NASDAQ Global Market under the symbol “TSPT”. Transcept intends to file an initial listing application with NASDAQ to seek listing on The NASDAQ Global Market upon the closing of the merger.

According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of The NASDAQ Global Market will require Transcept to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Transcept’s management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Transcept’s authorized but unissued shares immediately prior to the closing of the merger would be approximately 80.8 million compared to shares issued of approximately 19.2 million. If Transcept effects the reverse stock split using a 1:12 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately 98.4 million compared to shares issued of approximately 1.6 million. Transcept currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Transcept warrants and employee stock options from time to time as these warrants and options are exercised. The reverse stock split will not affect the number of authorized shares of Transcept common stock which will continue to be authorized pursuant to the certificate of incorporation of Transcept.

Potential Increased Investor Interest

On June 30, 2014, Transcept common stock closed at $1.99 per share. An investment in Transcept common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Transcept board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Transcept common stock.

Transcept cannot predict whether the reverse stock split will increase the market price for Transcept common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of Transcept common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Transcept common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Transcept to attract and retain employees; or

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ Stock Market LLC for continued listing, or that Transcept will otherwise meet the requirements of NASDAQ Stock Market LLC for inclusion for trading on The NASDAQ Global Market, including the $4.00 minimum bid price upon the closing of the merger.

The market price of Transcept common stock will also be based on performance of Transcept and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Transcept common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Transcept may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Transcept common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The amended and restated certificate of incorporation of Transcept effecting the reverse stock split is set forth in Annex D to this proxy statement/prospectus/information statement.

The reverse stock split will be effected simultaneously for all outstanding shares of Transcept common stock. The reverse stock split will affect all of the Transcept stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Transcept, except to the extent that the reverse stock split results in any of the Transcept stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of Transcept following the merger. The reverse stock split will not affect Transcept continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Transcept stockholders approve the amended and restated certificate of incorporation of Transcept effecting the reverse stock split, and if the Transcept board of directors still believes that a reverse stock split is in the best interests of Transcept and its stockholders, Transcept will file the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Transcept board of directors has determined to be the appropriate split effective time. The Transcept board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split and/or corporate name change have been effected. Transcept expects that the Transcept transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Transcept. In the event that Transcept Proposal No. 3 is approved by Transcept, the certificates reflecting the post-split shares will also reflect the change of the Transcept corporate name to “Paratek Pharmaceuticals, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Global Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amended and restated certificate of incorporation of Transcept effecting the reverse stock split, stockholders will be approving the combination of twelve shares of Transcept common stock into one share of Transcept common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Transcept is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Transcept or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Transcept board of directors or contemplating a tender offer or other transaction for the combination of Transcept with another company, the reverse stock split proposal is not being proposed in response to any effort of which Transcept is aware to accumulate shares of Transcept common stock or obtain control of Transcept, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Transcept board of directors and stockholders. Other than the proposals being submitted to the Transcept stockholders for their consideration at the Transcept special meeting, the Transcept board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Transcept. For more information, please see the section entitled “Risk Factors—Risks Related to the Common Stock of Transcept”, and “Description of Transcept Capital Stock—Anti-Takeover Effects of Provisions of Transcept Charter Documents” and “—Anti-Takeover Effects of Delaware Law”.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split to holders of Transcept common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Transcept common stock.

This discussion is limited to holders who hold their Transcept common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Transcept common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Transcept common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Transcept common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Transcept common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Transcept common stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

•	tax-qualified retirement plans.

This discussion is limited to holders of Transcept common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Transcept common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Transcept common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Transcept common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

Assuming the Pre-Closing Dividend is respected as separate from the reverse stock split for U.S. federal income tax purposes (see “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock” above), the reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder of Transcept common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Transcept common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of Transcept common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Transcept common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Transcept common stock), and such U.S. Holder’s holding period in the shares of Transcept common stock received should include the holding period in the shares of Transcept common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Transcept common stock surrendered to the shares of Transcept common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Transcept common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder of Transcept common stock that receives cash in lieu of a fractional share of Transcept common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Transcept common stock surrendered that is allocated to such fractional share of Transcept common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Transcept common stock surrendered exceeded one year at the effective time of the reverse stock split.

Possible Alternative Tax Treatment

As discussed above under “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock—Treatment of the Pre-Closing Dividend and the Reverse Stock Split as a Single Recapitalization,” it is possible that the reverse stock split and the Pre-Closing Dividend could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to you may differ. See “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock—Treatment of the Pre-Closing Dividend and the Reverse Stock Split as Separate Transactions” and “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock—Treatment of the Pre-Closing Dividend and the Reverse Stock Split as a Single Recapitalization” above.

Information Reporting and Backup Withholding

A U.S. Holder of Transcept common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split. A U.S. Holder of Transcept common stock will be subject to backup withholding if such holder is not otherwise exempt and such holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of Transcept common stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of Transcept common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

FATCA Withholding

See the discussion under “The Merger—Material U.S. Federal Income Tax Consequences of the Pre-Closing Dividend to Holders of Transcept Common Stock—FATCA Withholding” regarding certain withholding that could apply to payments of cash in connection with the reverse stock split.

Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting is required to approve the amended and restated certificate of incorporation of Transcept effecting a reverse stock split of Transcept common stock, at such ratio of 12:1.

THE TRANSCEPT BOARD OF DIRECTORS RECOMMENDS THAT TRANSCEPT STOCKHOLDERS VOTE “FOR” TRANSCEPT PROPOSAL NO. 2 TO APPROVE THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TRANSCEPT EFFECTING THE REVERSE STOCK SPLIT.

Transcept Proposal No. 3: Approval of Name Change

At the Transcept special meeting, holders of Transcept stock will be asked to approve the amendment to the amended and restated certificate of incorporation of Transcept to change the name of the corporation from “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” by filing the amendment to the amended and restated certificate of incorporation at the effective time of the merger. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Paratek product candidates and product candidate pipeline following the consummation of the merger. Transcept management believes that the current name will no longer accurately reflect the business of Transcept and the mission of Transcept subsequent to the consummation of the merger.

The affirmative vote of holders of a majority of the shares of Transcept common stock having voting power outstanding on the record date for the Transcept special meeting is required to approve the amendment to the amended and restated certificate of incorporation to change the name “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.”

THE TRANSCEPT BOARD OF DIRECTORS RECOMMENDS THAT TRANSCEPT STOCKHOLDERS VOTE “FOR” TRANSCEPT PROPOSAL NO. 3 TO APPROVE THE NAME CHANGE.

Transcept Proposal No. 4: Approval of Possible Adjournment of the Transcept Special Meeting

If Transcept fails to receive a sufficient number of votes to approve Transcept Proposal Nos. 1, 2, and 3, Transcept may propose to adjourn the Transcept special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Transcept Proposal Nos. 1, 2 and 3. Transcept currently does not intend to propose adjournment at the Transcept special meeting if there are sufficient votes to approve Transcept Proposal Nos. 1, 2, and 3. The affirmative vote of the holders of a majority of the shares of Transcept common stock having voting power present in person or represented by proxy at the Transcept special meeting is required to approve the adjournment of the Transcept special meeting for the purpose of soliciting additional proxies to approve Transcept Proposal Nos. 1, 2, and 3.

THE TRANSCEPT BOARD OF DIRECTORS RECOMMENDS THAT THE TRANSCEPT STOCKHOLDERS VOTE “FOR” TRANSCEPT PROPOSAL NO. 4 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF TRANSCEPT PROPOSAL NOS. 1, 2 AND 3. EACH OF PROPOSAL 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

PERFORMANCE GRAPH AND EQUITY PLAN TABLE

Presented below is a line graph comparing the yearly percentage change in the cumulative total return on Transcept common stock to the cumulative total return of The NASDAQ Composite Index and The NASDAQ Biotech Index for the period commencing on December 31, 2008 and ending on December 31, 2013.

The graph assumes that $100 was invested in Transcept common stock, The NASDAQ Composite Index and The NASDAQ Biotech Index on December 31, 2008 and that all dividends were reinvested on the date of payment without payment of any commissions. Transcept has not declared or paid any dividends on its common stock except for the special cash dividend declared in May 2014 and paid on June 3, 2014 to stockholders of record at the close of business on May 26, 2014. Pursuant to the Merger Agreement and as described in the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights” in this proxy statement/prospectus/information statement, Transcept may pay and declare the Pre-Closing Dividend. The performance of Transcept common stock shown in the graph below represents past performance and should not be considered an indication of future performance.

Comparison of Five Year Cumulative Total Return

Among Transcept Pharmaceuticals, Inc., The NASDAQ Composite Index and The NASDAQ Biotechnology Index

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Transcept equity compensation plans in effect as of December 31, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Warrants		Weighted- Average Exercise Price of Outstanding Options and Warrants		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by stockholders	4,175,472	(2)	$5.24	(3)	862,720	(4)
Equity compensation plans not approved by stockholders	61,451		8.14		—

Total	4,236,923		$5.28		862,720

(1)	The number of authorized shares under the 2006 Plan, automatically increases on January 1 of each year by a number of shares equal to the lesser of (i) 1,500,000 shares, (ii) 5.0% of the outstanding shares on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the board of directors.
(2)	Includes 4,175,472 shares relating to outstanding options.
(3)	Represents the weighted-average exercise price of outstanding options.
(4)	Includes 438,468 shares available under the Purchase Plan and 424,252 shares available under the 2006 Plan.

TRANSCEPT BUSINESS

Overview

Transcept is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience. Transcept has one commercial product, Intermezzo® (zolpidem tartrate) sublingual tablet C-IV for the treatment of insomnia related to middle-of-the-night awakenings, and has recently assigned its rights to its former product candidate, TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (DHE) as the active drug, to Shin Nippon Biomedical Laboratories, Ltd. (“SNBL”) in exchange for a portion of certain future net revenue received by SNBL, up to an aggregate of $2.0 million, pursuant to the Termination Agreement and Release, dated September 19, 2014, by and between Transcept and SNBL (the “SNBL Termination Agreement”).

In 2013, Transcept engaged Leerink as its financial and strategic advisor to explore a range of alternatives to enhance stockholder value, including but not limited to a sale of Transcept, a business combination or collaboration, joint development and partnership opportunities, a distribution of all or a significant amount of cash to stockholders, and liquidation of the Company. Leerink was selected by Transcept due to its substantial experience with the healthcare industry and transactions similar to this transaction. Following an extensive process of evaluating strategic alternatives for Transcept and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on June 30, 2014, Transcept and Paratek entered into the Merger Agreement under which Transcept would acquire Paratek in a stock transaction. If the merger is completed, the business of Transcept will become the business of Paratek as described on page 188 under the caption “Paratek Business.” If the merger is not completed, Transcept will reconsider its strategic alternatives and could pursue one of the following courses of action, which Transcept currently believes to be the most likely alternatives if the merger with Paratek is not completed.

•	Pursue another strategic transaction like the merger. Transcept may resume its process of evaluating other companies with which to merge and, if a candidate is identified, focus its attention on completing such a transaction.

•	Dissolve and liquidate its assets. If Transcept does not believe it can find a suitable strategic alliance, Transcept may dissolve and liquidate its assets. Transcept would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the Transcept debts and other obligations and setting aside funds for reserves.

Intermezzo® (zolpidem tartrate) sublingual tablet C-IV

The first approved product by Transcept, Intermezzo (zolpidem tartrate) sublingual tablet, is a sublingual formulation of zolpidem approved for use as needed for the treatment of insomnia when a middle-of-the-night awakening is followed by difficulty returning to sleep. Intermezzo is the first and only sleep aid approved by the U.S. Food and Drug Administration, or FDA, for use in the middle of the night at the time that patients awaken and have difficulty returning to sleep.

Intermezzo is formulated as a sublingual tablet containing a bicarbonate-carbonate buffer and is rapidly absorbed in both women and men. The recommended and maximum dose of Intermezzo is 1.75 mg for women and 3.5 mg for men, taken once per night. The recommended doses for women and men are different because women clear zolpidem from the body at a slower rate than men. Intermezzo is to be taken in bed when a patient wakes in the middle of the night and has difficulty returning to sleep. Intermezzo should only be taken if the patient has at least 4 hours of bedtime remaining before the planned time of waking.

In November 2011, the FDA approved the Transcept New Drug Application, or NDA, for Intermezzo for use as needed for the treatment of insomnia when a middle-of-the-night awakening is followed by difficulty returning to sleep. Intermezzo, a prescription product, was made commercially available in the United States in April 2012.

Intermezzo has been uniquely designed for use in the middle of the night at the time that patients awaken and have difficulty returning to sleep and employs the following product features:

•	Known active agent. The active pharmaceutical ingredient in Intermezzo is zolpidem tartrate, cited by IMS Health as the most commonly prescribed agent for the treatment of insomnia in the United States, with over 1.39 billion zolpidem tablets prescribed in the United States for the twelve months ended December 31, 2012. Approved in 1992 as the active ingredient in Ambien®, a branded prescription sleep aid, zolpidem has a well-established record of safety and efficacy.

•	Rapid absorption. Intermezzo disintegrates in the sublingual cavity after administration. On average, Intermezzo is rapidly absorbed in both genders with a Tmax, or mean time after administration where the maximum concentration in the body is reached, across studies of about 35 minutes to about 75 minutes. Transcept believes that rapid absorption, the delivery of the active pharmaceutical ingredient into systemic circulation, is a key product feature.

•	Dose. The recommended dose of Intermezzo in women and in elderly patients is 1.75 mg, and the recommended dose in men is 3.5 mg. Intermezzo is indicated for use as needed for the treatment of insomnia when a middle-of-the-night awakening is followed by difficulty returning to sleep. Intermezzo should only be taken if the patient has at least 4 hours of bedtime remaining before the planned time of waking.

Ambien® and its generic equivalents are available in doses of 5 mg and 10 mg. Ambien CR® and its generic equivalents are available in doses of 6.25 mg and 12.5 mg. Each of these products is intended to be taken only at the beginning of the night in order to fall and stay asleep throughout the night, and are not appropriate to be taken in the middle of the night when a patient has only 4 hours of bedtime remaining. In January 2013, the FDA issued a new safety warning that may result in a change in the recommended doses for women of these and other bedtime zolpidem products. This FDA safety warning specifically states that the dose recommendations for Intermezzo were not affected.

In July 2009, Transcept entered into the Purdue License Agreement with Purdue Pharma, which provides Purdue Pharma with an exclusive license to commercialize Intermezzo in the United States. The Purdue License Agreement also provides Transcept with an option to begin co-promoting Intermezzo to psychiatrists in the United States as late as 55 months after commercial launch, or November 2016. Transcept retains full rights to Intermezzo outside the United States.

Purdue Pharma is obligated to pay Transcept tiered base royalties on net sales of Intermezzo in the United States ranging from the mid-teens up to the mid-twenty-percent level, and Transcept is eligible to receive up to an additional $70 million in net sales based milestone payments. The Purdue License Agreement also provides Transcept the option to co-promote Intermezzo to psychiatrists in the United States. If Transcept exercises this option and begins marketing to psychiatrists, Purdue Pharma will be obligated to pay Transcept an additional royalty on sales of Intermezzo to psychiatrists. The rate of this additional co-promote royalty ranges from 40% to 22% and would be fixed at the time Transcept begins its specialty marketing effort. In December 2013, Purdue Pharma notified Transcept that it intended to discontinue use of the Purdue Pharma sales force to actively market Intermezzo to healthcare professionals during the first quarter of 2014.

TO-2070: a developmental product candidate for migraine treatment

In September 2013, Transcept entered into a license agreement with SNBL (the “License Agreement”), pursuant to which SNBL granted Transcept an exclusive worldwide license to commercialize SNBL’s proprietary nasal drug delivery technology to develop TO-2070. Under the License Agreement, Transcept was required to fund, lead and be responsible for product development, preparing and submitting regulatory filings and obtaining and maintaining regulatory approval with respect to TO-2070. Pursuant to the License Agreement, Transcept incurred an upfront nonrefundable technology license fee of $1.0 million, and Transcept was also obligated to pay:

•	up to $6.5 million upon the occurrence of certain development milestones, including NDA approval of TO-2070 by the FDA,

•	up to $35.0 million in commercialization milestone payments tied to the achievement of specified annual sales levels of TO-2070, and

•	tiered, low double-digit royalties on annual net sales of TO-2070. Under the License Agreement, Transcept is responsible for the clinical and commercial manufacture, supply, and distribution of TO-2070 products. SNBL has agreed to supply its nasal drug delivery device to Transcept to conduct development activities for non-registration studies, and has the right of first negotiation to be the exclusive supplier for Transcept for devices for any registration studies and for incorporation into commercial TO-2070 products under the License Agreement thereafter.

On September 19, 2014 Transcept entered into the SNBL Termination Agreement pursuant to which, among other things, the License Agreement was terminated and Transcept assigned all of its rights, interest and title to the TO-2070 assets to SNBL in exchange for a portion of certain future net revenue received by SNBL as set forth in the SNBL Termination Agreement, up to an aggregate of $2.0 million.

TO-2061: an investigational product for adjunctive therapy in patients with obsessive compulsive disorder

In March 2011, Transcept announced that it had started a Phase 2 clinical trial of TO-2061, an investigational product for adjunctive therapy in patients with obsessive compulsive disorder. In December 2012, Transcept announced that this trial did not meet its primary endpoint. Based on this result, Transcept discontinued the clinical development of TO-2061.

Transcept’s financial performance and profitability

Transcept has incurred net losses since inception as it has devoted substantially all of its resources to research and development, including contract manufacturing and clinical trials, and the administrative functions needed to support these efforts. As of June 30, 2014, Transcept had cash, cash equivalents and marketable securities of approximately $43.4 million, working capital of approximately $41.8 million, and an accumulated deficit of approximately $145.7 million.

The ability of Transcept to generate near term revenue is dependent upon the receipt of milestone and royalty payments under its Purdue License Agreement with Purdue Pharma. Please see “Risk Factors” above for a discussion of risks related to the dependence of Transcept on Purdue Pharma and the uncertainty of future revenue.

The Transcept business strategy

Transcept intends to pursue the following key strategies:

•	Pursue strategic initiatives to enhance stockholder value. In addition to the proposed merger, Transcept has implemented operating cost reductions and organizational restructuring, including a reduction in its workforce, to reduce overall cash burn and facilitate the pursuit of strategic initiatives.

•	Implement strategies to maximize the value of Intermezzo. Transcept continues to work with Purdue Pharma, its U.S. marketing partner for Intermezzo, to develop and implement strategies to maximize the value of Intermezzo. Additionally, Transcept has retained rights to commercialize Intermezzo in the rest of the world.

The Intermezzo Opportunity

Overview of the insomnia market

According to IMS Health, an independent market research firm, the number of prescriptions filled in the United States to treat insomnia grew to approximately 83 million for the twelve months ended December 31, 2012.

Middle-of-the-night awakening: the most common insomnia symptom

The 2003 National Sleep Foundation, or NSF, “Sleep in America” poll of the United States population between the ages of 55 and 84 described waking up during the night as the most prevalent insomnia symptom, affecting 33% of respondents. Based on the 2005 NSF poll data, Transcept estimates that middle-of-the-night awakening is 50% more common than difficulty going to sleep at bedtime among the general population. The 2009 NSF poll found that 46% of respondents described being “awake a lot during the night.”

Based on a study published in 2009 of nearly 9,000 individuals, the Stanford Sleep Epidemiology Research Center has estimated that about one-third of adults in the United States experience middle-of-the-night awakenings at least three times each week. The study concluded that more than 90% of those subjects who reported middle-of-the-night awakenings reported that this insomnia symptom persisted for at least six months. In the Stanford study, fewer than 25% of this middle-of-the-night awakening group reported difficulty going to sleep at bedtime.

Data from a study published in Population Health Management in 2010, based on information from the United States National Health and Wellness Survey to evaluate the economic and humanistic burden of chronic insomnia characterized by nighttime awakenings, indicate that this condition was associated with a significant negative impact in health care utilization, health-related quality of life and work productivity.

Commonly prescribed sleep aids

The most commonly prescribed sleep aids are recommended for bedtime use only. These sleep aids are formulated with doses of an active pharmaceutical ingredient such that they require patients to remain in bed for to eight hours to avoid the risks associated with next day residual effects. The prolonged duration of seven to eight hour sleep aids makes them unsuitable for administration in the middle of the night when an awakening occurs, as this would increase the risk of residual sedative effects the following day.

Middle-of-the-night awakenings typically do not occur every night, thus bedtime use of a high dose sleep aid to prevent an awakening requires that the patient either predict which night an awakening might occur, or take a seven to eight hour product every night. The result is that patients may use their sleep aid more often than necessary, and at a higher dose than necessary, as compared to a rapidly absorbed, low dose sleep aid that is designed to be used only on the nights and at the time that an awakening actually occurs.

Commercialization

Intermezzo collaboration with Purdue Pharma in the United States

In July 2009, Transcept entered into the Purdue License Agreement with Purdue Pharma that grants an exclusive license to Purdue Pharma to commercialize Intermezzo in the United States and pursuant to which:

•	Purdue Pharma paid Transcept a $25.0 million non-refundable license fee in August 2009;

•	Purdue Pharma paid Transcept a $10.0 million non-refundable intellectual property milestone in December 2011 when the first of two issued formulation patents was listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book;

•	Purdue Pharma paid Transcept a $10.0 million non-refundable intellectual property milestone in August 2012 when the first of two issued patents with claims directed to methods of treating middle-of-the-night insomnia with low doses of zolpidem was listed in the Orange Book;

•	Transcept has transferred the Intermezzo NDA to Purdue Pharma, and Purdue Pharma is obligated to assume the expense associated with maintaining the NDA and further development of Intermezzo in the United States, including any expense associated with post-approval studies;

•	Purdue Pharma is obligated to commercialize Intermezzo in the United States at its expense using commercially reasonable efforts;

•	Purdue Pharma is obligated to pay Transcept tiered base royalties on net sales of Intermezzo in the United States ranging from the mid-teens up to the mid-20% level. The base royalty is tiered depending upon the achievement of certain fixed net sales thresholds by Purdue Pharma, which net sales levels reset each year for the purpose of calculating the royalty; and

•	Purdue Pharma is obligated to pay Transcept up to an additional $70.0 million upon the achievement of certain net sales targets for Intermezzo in the United States.

Transcept has retained an option to co-promote Intermezzo to psychiatrists in the United States. The option can be exercised as late as August 2015. Transcept may begin promotion to psychiatrists 8 to 15 months after option exercise. The exact timing of when Transcept will begin promoting to psychiatrists is determined by the calendar month in which the option exercise notice is delivered to Purdue Pharma. If Transcept exercises the co-promote option and enters the marketplace, it is entitled to receive an additional co-promote royalty from Purdue Pharma on net sales that are generated by psychiatrist prescriptions. Had Transcept chosen to exercise the option as soon as it was eligible, it could have begun promoting to psychiatrists in May 2013 and received a co-promote royalty of 40%. The co-promote royalty rate declines on a straight-line basis to approximately 22% if Transcept does not begin promoting to psychiatrists until November 2016, at which time the right to co-promote expires. Net sales qualifying for this additional co-promote royalty are limited by an annual cap of 15% of total Intermezzo annual net sales in the United States. The co-promote option cannot be transferred to a third party, except under a limited circumstance at the discretion of Purdue Pharma.

Under the Purdue License Agreement, Purdue Pharma shall be responsible for the manufacture of Intermezzo for commercialization in the United States. Transcept and Purdue Pharma share responsibility for the cost of defending against product liability and related claims, and have agreed to allocate any losses for such claims on a comparative fault basis but, in the absence of such determination, have agreed to split such losses equally. Transcept and Purdue Pharma are also responsible for 40% and 60%, respectively, of costs relating to enforcement of the Transcept’s intellectual property initiated by Purdue Pharma under the Purdue License Agreement, with an aggregate cap on Transcept’s expenses of $1 million per calendar year and $4 million for the term of the agreement. In both 2013 and 2014, Transcept met the $1 million annual cap.

Either Transcept or Purdue Pharma may assign the Purdue License Agreement to an affiliate or successor to all or substantially all of the assigning party’s business, including by way of merger, sale of stock, sale of assets or other transaction (in Purdue Pharma’s case, that portion of their business relating to the Purdue License Agreement), or by prior written consent of the other party. In addition, Purdue Pharma may choose to terminate the Transcept co-promotion right, if exercised, upon an acquisition of Transcept and certain other conditions.

Purdue Pharma has the right to terminate the Purdue License Agreement at any time upon advance notice of 180 days. The Transcept co-promote option may also be terminated by Purdue Pharma upon the acquisition of Transcept by a third party or in the event of entry of generic competition to Intermezzo. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry of generic competition to Intermezzo. The Purdue License Agreement expires on the later of 15 years from the date of first commercial sale in the United States or the expiration of patent claims related to Intermezzo. The Purdue License Agreement is also subject to termination by Purdue Pharma in the event of FDA or governmental action that materially impairs Purdue Pharma’s ability to commercialize Intermezzo or the occurrence of a serious event with respect to the safety of Intermezzo. The Purdue License Agreement may also be terminated by Transcept upon Purdue Pharma commencing an action that challenges the validity of Intermezzo related patents. Transcept also has the right to terminate the Purdue License Agreement immediately if Purdue Pharma is excluded from participation in federal healthcare programs. The Purdue License Agreement may also be terminated by either party in the event of a material breach by or insolvency of the other party.

Sales and marketing

In November 2012, Transcept announced that Purdue Pharma planned to broaden its Intermezzo commercialization efforts. The November 2012 announcement also included a reduction of the sales force dedicated exclusively to the promotion of Intermezzo from 275 to 90 sales representatives. As part of its effort to broaden the commercialization of Intermezzo, Purdue initiated a direct-to-consumer (“DTC”) advertising campaign to which it contributed approximately $19 million and Transcept committed approximately $10 million. This $29 million program began with print and digital advertisements in November 2012 and television advertisements in January 2013, and was to be executed primarily during the first six months of 2013. The actual DTC advertising campaign spend totaled approximately $24 million, which included an approximately $8 million contribution from Transcept. In addition, in January 2013 Purdue Pharma began utilizing its analgesic sales force as part of the overall Intermezzo commercialization effort. The total sales force in January 2013 consisted of approximately 615 sales representatives, including approximately 525 analgesic sales representatives joined by an additional approximately 90 contract sales representatives that were dedicated exclusively to the promotion of Intermezzo.

In May 2013, Purdue Pharma notified Transcept that they would no longer be utilizing the 90 sales representatives that were dedicated to promoting Intermezzo. In December 2013, Purdue Pharma notified Transcept that it intended to discontinue the use of the Purdue sales force to actively market Intermezzo to healthcare professionals during the first quarter of 2014.

Intermezzo commercialization outside the United States

Pursuant to the Purdue License Agreement, Transcept granted Purdue Pharma and an associated company the right to negotiate for the commercialization of Intermezzo in Mexico, and retained rights to commercialize Intermezzo in the rest of the world. Transcept has not yet applied for regulatory approval to sell Intermezzo in any country other than the United States, and believes it may need to conduct successful additional clinical trials in certain jurisdictions before it could obtain such approval.

Competition

Intermezzo competes against well-established products currently used in the treatment of insomnia, both branded and generic. Competitive products include generic formulations of zolpidem available from multiple manufacturers, branded formulations of zolpidem, such as Ambien® and Ambien CR® marketed by Sanofi-Aventis, Lunesta® marketed by Sunovion Pharmaceuticals Inc., a subsidiary of Dainippon-Sumitomo Pharma Co., Ltd., Rozerem® marketed by Takeda Pharmaceuticals Company Limited, Sonata® marketed by King Pharmaceuticals, Inc. and generic forms of this product, Silenor®, a product developed by Somaxon Pharmaceuticals, Inc. which is being acquired by Pernix Therapeutics Holdings, Inc., and a number of other pharmaceutical agents, including antidepressants and antipsychotics, that are prescribed off-label. None of the currently marketed sleep aids that have FDA approval are specifically approved for use as needed for the treatment of insomnia when a middle-of-the-night awakening is followed by difficulty returning to sleep. However, many of these products can be used to prevent middle-of-the-night awakenings by prophylactic use at bedtime.

The market for prescription sleep products has evolved significantly over the last 30 years. Until about 30 years ago, the market was dominated by barbiturate sedative-hypnotics such as Seconal® and Nembutal®. These were superseded by the benzodiazepine class of sedative-hypnotics including Dalmane®, RestorilTM and

Halcion®. Zolpidem, which is a selective modulator of GABAA receptor and is a member of the non-benzodiazepine class of sleep aids, was introduced in the United States in 1993 under the Ambien® brand for the treatment of sleep onset insomnia at 10 mg for non-elderly adult use and 5 mg for elderly use, and, according to Wolters Kluwer, rapidly achieved the dominant position in the prescription sleep aid market. An extended release version of zolpidem was launched successfully as Ambien CR® in 2005. The patent for Ambien® expired in April 2007, and shortly thereafter the FDA approved the generic manufacture of zolpidem by multiple pharmaceutical companies. The FDA approved the generic manufacture of zolpidem extended release 6.25 mg in October 2010 and zolpidem extended release 12.5 mg in June 2011. In January 2013, the FDA reduced the recommended dose of zolpidem at bedtime for women from 10 mg to 5 mg for immediate-release products such as Ambien® and its generic equivalents, and from 12.5 mg to 6.25 mg for extended-release products such as Ambien CR® and its generic equivalents. The FDA also informed manufacturers of zolpidem-based bedtime prescription sleep aids that, for men, the labeling should recommend that health care professionals consider prescribing the lower doses 5 mg for immediate-release products and 6.25 mg for extended-release products. This FDA safety warning did not affect Intermezzo.

According to IMS Health, an independent market research firm, the number of generic zolpidem prescriptions filled in the United States to treat insomnia accounted for approximately 43% of the U.S. prescription market for sleep aids during the twelve months ended September 2011. Over 1.2 billion branded and generic zolpidem tablets were prescribed in the United States during this period. The pricing of generically manufactured zolpidem is significantly lower than branded formulations of zolpidem and other non-generic sleep aids.

Other branded prescription sleep aids include Lunesta® (eszopiclone), which was approved in December 2004 by the FDA and launched in the first quarter of 2005, and Rozerem® (ramelteon). According to IMS Health, in October 2011, Lunesta® held a 5.5% U.S. prescription market share and Rozerem® held a 0.5% U.S. prescription market share. EdluarTM, a sublingual tablet containing zolpidem for which Orexo AB received marketing approval in March 2009, was launched in the U.S. market by Meda Pharmaceuticals, Inc. in September 2009. ZolpimistTM, an orally administered spray containing zolpidem, received marketing approval from the FDA in December 2008, and was launched by ECR Pharmaceuticals Company, Inc., a wholly owned subsidiary of Hi-Tech Pharmacal Co., Inc., in February 2011. EdluarTM and ZolpimistTM employ the same 10 mg and 5 mg zolpidem doses as generic Ambien® and are designed to be used in the same manner at bedtime to promote sleep onset. In March 2010, Somaxon Pharmaceuticals, Inc. which is in the process of being acquired by Pernix Therapeutics Holdings, Inc. announced FDA approval of Silenor®, a low dose doxepin formulation intended for use at bedtime for the treatment of both transient (short term) and chronic (long term) insomnia characterized by difficulty with sleep maintenance in both adults and elderly patients. In September 2010, Somaxon announced that Silenor® was commercially available in the United States.

A number of other agents are used to treat insomnia. These include Sonata®, a short-acting sleep aid, which lost patent protection in June 2008. Although not approved or promoted for the treatment of middle-of-the-night awakenings, some physicians prescribe Sonata® off-label for this purpose. There are also a number of other pharmaceutical agents including antidepressants and antipsychotics that are not approved for the treatment of insomnia but are frequently prescribed off-label owing to their ancillary sedative effects. For example, the antidepressant generic trazodone is widely prescribed off-label for the treatment of insomnia.

In addition to current products for the treatment of insomnia, a number of new prescription products may enter the insomnia market over the next several years. These may include the following:

•	Suvorexant, an orexin receptor antagonist, is being developed by Merck & Co., Inc. for the treatment of insomnia. Merck announced in July 2013 that the company had received a Complete Response Letter from the FDA, advising that the starting dose should be lower than the proposed doses and must be available before Suvorexant can be approved.

•	On January 31 2014, the FDA approved Tasimelteon (HetliozTM) for treatment of non-24 hour sleep/wake cycle which is a new category in the field of insomnia as an orphan drug. Vanda Pharmaceuticals

Inc. announced it received an orphan designation from the FDA in January 2010 for treatment of non-24 hour sleep/wake disorder (Non-24) in blind individuals without light perception. In December 2012, Vanda announced that it plans to submit an NDA for tasimelteon to the FDA in mid-2013. In January 2014, Vanda announced FDA approval of Hetlioz for Non-24.

•	SKP-1041, a controlled-release zaleplon formulation, is being developed by Somnus Therapeutics Inc. targeting treatment of middle-of-the-night awakenings with a formulation that is administered at bed time. According to a notice posted on www.clinicaltrials.gov, a Phase 2 study of SKP-1041 was completed in December 2010 and another in August 2011.

•	AZ-007, Staccato zaleplon, an inhaled version of zaleplon, is being developed by Alexza Pharmaceuticals, Inc. for the treatment of insomnia in patients who have difficulty falling asleep, including patients who wake up in the middle of the night and have difficulty falling back to sleep. Alexza completed a Phase 1 trial of AZ-007 in 2008 with positive results reported. AZ-007 incorporates a vaporization technology developed by Alexza.

There are a variety of other drugs intended as sleep aids under earlier stages of development. With the exceptions of a possible new formulation of ZolpimistTM and AZ-007, as noted above, Transcept believes that all of these product candidates are intended to be taken at bedtime, and are not being developed for the as-needed treatment of middle-of-the-night awakenings at the time they occur.

Manufacturing

Transcept does not have or intend to develop internal clinical supply or commercial manufacturing capabilities for Intermezzo. In connection with entering into the Purdue License Agreement with Purdue Pharma, Transcept amended its existing supply agreements for Intermezzo to be effective upon notice to suppliers that the NDA for Intermezzo has been transferred from Transcept to Purdue Pharma. These amendments, which became effective in December 2011, allowed Purdue Pharma to enter into direct supply agreements with such manufacturers for Intermezzo supplied and sold in the United States. Accordingly, Purdue Pharma has entered into agreements with respect to the U.S. territory with certain manufacturers and suppliers. Transcept also has retained its agreements with several of the same manufacturers and suppliers; however, following the effectiveness of the amendments to these agreements, its supply agreements are limited to the manufacture and supply of Intermezzo outside of the U.S. territory. Transcept has no plans to make use of such manufacturing and supply arrangements in the near future. In connection with a termination of the Purdue License Agreement, the amendments to supply agreements implementing the territory changes will also terminate, and all supply arrangements for the U.S. territory return to Transcept.

Transcept has a primary manufacturing and supply agreement with Patheon, Inc., or Patheon, to manufacture a supply of Intermezzo for use outside the United States, and Purdue Pharma has entered into an agreement with Patheon to manufacture and supply Intermezzo for use in the United States. Transcept and Purdue Pharma currently have arrangements to use Sharp Corporation as a primary packager of Intermezzo. Purdue Pharma relies upon SPI Pharma, Inc., or SPI Pharma, as a supplier for certain key excipients contained within Intermezzo and as the sole supplier for one such excipient, Pharmaburst®. Purdue Pharma relies upon Teva Pharmaceutical Industries Ltd., API Division (formerly Plantex USA, Inc.), or Teva API, as the sole source for a special form of zolpidem tartrate, which is the active pharmaceutical ingredient of Intermezzo. Purdue Pharma is dependent upon these manufacturers for the commercial supply of Intermezzo in the United States. Should any of these key suppliers fail to perform under the terms of their respective agreements, it could have a significant impact on Purdue Pharma’s sales of Intermezzo and the ability of Transcept to generate revenue under the Purdue License Agreement. In the event Transcept commercializes Intermezzo outside the U.S. territory, it would likely also rely on many of the same key manufacturers and suppliers as Purdue Pharma intends to use to commercialize Intermezzo in the U.S. territory.

All of these supply and manufacturing agreements contain customary commercial terms for pharmaceutical companies regarding forecasting, payment, pricing, ordering, cGMP, compliance and quality. All such agreements provide for payment for supplies within 30 days of being invoiced upon their shipment. Other than the agreements with Sharp and Patheon, all agreements set forth four quarters of forecasting, with the first such quarter’s forecast being a binding firm order. The agreements with Sharp and Patheon contain similar forecasting provisions, except that the Sharp agreement sets forth a 12-month rolling forecast, with the first three months of such forecast being a binding firm order, and the Patheon agreement sets forth 18-month, non-binding forecasting, but with a requirement that firm orders be separately placed three months prior to expected delivery. There are no alternate manufacturers qualified at this time with respect to the commercial supply of Intermezzo, nor are there alternate manufacturers identified or qualified with respect to the commercial supply of several of the key ingredients and packaging materials used in Intermezzo. If manufacturers are required to be changed, prior approval by the FDA and comparable foreign regulators would be required and Purdue Pharma would likely incur significant costs and expend significant efforts to educate the new manufacturer with respect to, or to help the new manufacturer independently develop, the processes necessary for production. If Transcept exercises its right to co-promote Intermezzo to psychiatrists, it may also incur such costs and expend such efforts to ensure commercial supply of Intermezzo. Manufacturing and supply switching costs in the pharmaceutical industry can be very high, and switching manufacturers or key suppliers can frequently take 12 to 18 months to complete, although in certain circumstances such a switch may be significantly delayed or prevented by regulatory and other factors. Please see “Risk Factors” above for a discussion of supply and manufacturing risks to Transcept related to Intermezzo.

Manufacturers and suppliers of Intermezzo are subject to current cGMP requirements, U.S. Drug Enforcement Administration, or DEA, regulations and other rules and regulations prescribed by foreign regulatory authorities. Purdue Pharma, and Transcept through its collaboration with Purdue Pharma, depend on third-party suppliers and manufacturers for continued compliance with cGMP requirements and applicable foreign standards.

Government Regulation

Prescription drug products are subject to extensive regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, distribution, import, export, advertising and promotion of such products under the Federal Food Drug and Cosmetic Act, or FFDCA, and its implementing regulations, and by comparable agencies and laws in foreign countries. Failure to comply with applicable FDA or other regulatory requirements may result in a variety of administrative or judicially imposed sanctions, including FDA refusal to approve pending applications, suspension or termination of clinical trials, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

New drug approval

FDA approval is required before any new drug, including a new use or new dosage form of a previously approved drug, can be marketed in the United States. Applications for FDA approval of a new, brand name drug product must contain, among other things, information relating to safety and effectiveness, pharmaceutical formulation, stability, manufacturing, processing, packaging and labeling.

An NDA for a brand name drug product generally requires, among other things:

•	completion of extensive preclinical laboratory and animal testing in compliance with FDA good laboratory practice, or GLP, regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application to conduct human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each indication;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with FDA’s cGMP regulations; and

•	submission to and approval by the FDA of an NDA.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and Transcept cannot be certain that any approvals for its product candidates or any indications will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND automatically becomes effective 30 days after acceptance by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following four sequential phases, which may overlap:

•	Phase 1: Studies are initially conducted in a limited population to test the product candidate for initial safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients.

•	Phase 2: Studies are generally conducted in a limited patient population to identify adverse effects and safety risks, to determine initial efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain additional information prior to beginning larger, more expensive and time consuming Phase 3 clinical trials. In limited situations, a Phase 2 trial may be accepted by the FDA and serve as one of the pivotal trials in the approval of a product candidate if the study is positive.

•	Phase 3: These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken in larger patient populations in the target indication to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population, often at multiple, geographically dispersed clinical trial sites.

•	Phase 4: In many cases, the FDA incorporates into the approval of an NDA the sponsor’s agreement to conduct additional studies or clinical trials within a specified time period after NDA approval to further assess a drug’s safety and effectiveness. The FDA may also exercise its authority to mandate such studies or clinical trials as post-marketing requirements. Such post approval trials are typically referred to as Phase 4 studies.

Controlled clinical trials conducted for Transcept drug candidates must be included in a clinical trials registry and results database that is available and accessible to the public through the internet. Failure to properly satisfy the clinical trial registry and results reporting requirement could result in significant civil monetary penalties.

The submission of an NDA is no guarantee that the FDA will find it complete and accept it for filing. The FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and instead request additional information, in which case, the application must be resubmitted with the supplemental information. After the application is deemed filed by the FDA, FDA staff will review an NDA to determine, among other things, whether a product is safe and efficacious for its intended use.

In 1992, under the Prescription Drug User Fee Act, or PDUFA, the FDA agreed to specific goals for improving the drug review time and created a two-tiered system of review times-Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. The 2012 amendments to PDUFA set a goal that for 90% of the NDAs receiving a Standard Review of an NDA, the review be accomplished within a ten month time frame. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The goal of the FDA for Priority Reviews is to complete 90% of such reviews within six months. The FDA strives to meet these review goals, but is not legally required to do so, and in individual cases may extend the goal date under certain circumstances. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. As part of this review, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but is not bound by the recommendation of such advisory committee. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase 3 clinical trials.

Under legislation enacted in 2007 that granted significant new powers to the FDA, many of which are aimed at improving the safety of drug products before and after approval, the FDA may determine that a risk evaluation and mitigation strategy, or REMS, is necessary to ensure that the benefits of a new product outweigh its risks. If required, a REMS may include various elements, such as publication of a medication guide, patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug.

Once the NDA is approved, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 studies or clinical trials, and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are to be any material modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, Transcept will likely be required to submit and obtain FDA approval of a new or supplemental NDA, which may require it to develop additional data or conduct additional and extensive preclinical studies and clinical trials.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for modifications of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act. This statutory provision permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference from the owner of the data. The Hatch-Waxman Act permits the applicant to rely upon the FDA’s prior findings of safety and effectiveness of a drug that has obtained FDA approval. In addition to relying on prior FDA findings of safety and effectiveness for a referenced drug product, the FDA may require companies to perform additional preclinical or clinical studies to support approval of the modification to the referenced product. Transcept submitted the NDA for Intermezzo under Section 505(b)(2).

To the extent that a Section 505(b)(2) application relies on a prior FDA finding of safety and effectiveness of a previously approved product, the FDA’s ability to give final approval to the 505(b)(2) application may be delayed by any non-patent exclusivity that has been awarded to the referenced drug product. In addition, a 505(b)(2) applicant is required to certify to the FDA concerning any patents listed for the referenced product in the Orange Book. Specifically, the applicant must certify in the application that, for each patent that claims the drug or a use of the drug for which the applicant is seeking approval:

•	there is no patent information listed for the reference drug (known as a Paragraph I certification);

•	the listed patent has expired for the reference drug (known as a Paragraph II certification);

•	the listed patent for the reference drug has not expired, but will expire on a particular date and approval is sought after patent expiration (known as a Paragraph III certification); or

•	the listed patent for the reference drug is invalid, unenforceable, or will not be infringed by the manufacture, use or sale of the product for which the 505(b)(2) NDA is submitted (known as a Paragraph IV certification).

A paragraph III certification, stating that a listed patent has not expired, but will expire on a particular date, may delay the approval of an application submitted under 505(b)(2) until the expiration of the patent. A paragraph IV certification, stating that a listed patent is invalid, unenforceable, or not infringed may require us to notify the patent owner and the holder of the NDA for the referenced product, and may result in patent litigation against us and the entry of a 30 month stay on the FDA’s ability to issue final approval to the Transcept 505(b)(2) NDA.

Under Hatch-Waxman exclusivity, the FDA is precluded from approving an abbreviated new drug application for a generic version of a drug for a period of three years from its date of approval and is precluded from approving a 505(b)(2) application that seeks to reference the FDA’s findings of safety and effectiveness for such drug, or otherwise seeks approval of a similar drug product for the same basic conditions of use, for a period of three years from the date of approval. This form of exclusivity may not prevent the FDA from approving an NDA that relies only on its own data.

Manufacturing and other regulatory requirements

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the internet, as well as a prohibition on off-label promotion. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials must be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions. Numerous other laws, not administered by the FDA, also apply to the promotion of pharmaceuticals, alleged violations of which may also result in state and federal civil and criminal investigation and prosecutions.

Transcept and its other contract manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA cGMP regulations, which require, among other things, quality control and assurance and maintenance of records and documentation. Manufacturing facilities must meet cGMP requirements to the satisfaction of the FDA and pass a pre-approval inspection before Transcept can use them to manufacture its products. Transcept and its third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including inspection of the procedures and operations used in the testing and manufacture of its products to assess continued compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action and civil and criminal penalties. Adverse patient experiences and failure to maintain regulatory compliance could result in additional sanctions, including withdrawal of product approvals.

Transcept is also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with its activities. In each of these areas, as above, the FDA and other agencies have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on Transcept.

DEA regulation

Zolpidem, the active pharmaceutical ingredient in Intermezzo, is classified as a schedule IV controlled substance by the DEA. As a result, manufacturing of zolpidem is subject to regulation by the DEA. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. Drug substances are scheduled under the CSA when, because of their effects on the central nervous system, they have the potential to be abused and their use may lead to physical or psychological dependence. The CSA governs, among other things, the distribution, record keeping, handling, security, and disposal of controlled substances. Transcept, Purdue Pharma, and respective key Transcept third-party suppliers who handle zolpidem must be registered by the DEA in order to engage in these activities, and are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess ongoing compliance with DEA regulations. Any failure by Transcept, Purdue Pharma, or Transcept’s third-party suppliers to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of DEA registration, injunctions, or civil or criminal penalties and loss of supply.

Third-party reimbursement and pricing controls

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement to providers and the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. Transcept products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow sales of Transcept products on a competitive and profitable basis.

In the United States, there have been a number of federal and state proposals to implement governmental pricing control, including the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, together known as the Affordable Care Act, which are expected to impact the business and operations of Transcept in ways Transcept cannot currently predict. These changes could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand.

Transcept may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which Transcept conducts business. Such laws include, without limitation, state and federal anti-kickback, false claims, false statements, civil monetary penalties, privacy and security and transparency laws. The number and complexity of both federal and state laws continues to increase, and additional governmental resources are being added to enforce these laws and to prosecute companies and individuals who are believed to be violating them. While it is too early to predict what effect these changes will have on the business of Transcept, Transcept anticipates that government scrutiny of pharmaceutical sales and marketing practices will continue for the foreseeable future and subject it to the risk of government investigations and enforcement actions.

Medicare

Transcept expects that in the United States many patients who are treated with Intermezzo will be Medicare beneficiaries. The Centers for Medicare and Medicaid Services, or CMS, is the agency that administers Medicare and, at the federal level, administers Medicaid.

Effective January 1, 2006, Congress enacted a prescription drug benefit known as Medicare Part D. CMS contracts with numerous managed care plans and drug benefit plans to deliver this drug benefit. These plans develop formularies that determine which products are covered and what co-pay will apply to covered drugs. Coverage for Intermezzo will be under the Medicare Part D benefits. The plans have considerable discretion in establishing formularies and tiered co-pay structures, negotiating rebates with manufacturers and placing prior authorization and other restrictions on the utilization of specific products, subject to CMS review for discriminatory practices. Additionally, the Affordable Care Act will reduce patient responsibility for the Part D funding gap from 100% in 2010 to 25% in 2020, and requires manufacturers to provide a 50% discount on the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap.

Medicaid

Medicaid is a federal and state entitlement program jointly funded by the federal and state governments that pays for medical assistance for certain individuals and families with low incomes and resources and who meet other eligibility requirements. Medicaid is the largest source of funding for medical and health-related services for the indigent population of the United States.

Pharmaceutical manufacturers, as a condition of having federal funds being made available to pay for the manufacturer’s products under Medicaid, must enter into an agreement with the Secretary of the Department of Health and Human Services to participate in the Medicaid Drug Rebate Program. Transcept expects that Purdue Pharma will sign a Medicaid agreement, such that Intermezzo will be eligible for reimbursement under Medicaid and subject to rebates under the Medicaid Drug Rebate Program. Under the Medicaid Drug Rebate Program, as amended through the Affordable Care Act, Transcept is required to pay a rebate based on its Average Manufacturer Price, or AMP, for Intermezzo to each participating state Medicaid program for each unit of product dispensed to Medicaid beneficiaries and reimbursed by Medicaid. Those rebates are based on pricing data reported by Transcept on a monthly and quarterly basis to CMS, the federal agency that administers the Medicaid Drug Rebate Program. Effective March 23, 2010, rebates are also due on the utilization of Medicaid managed care organization.

Several state Medicaid programs have implemented Preferred Drug Lists, or PDLs, for drugs paid for under fee-for-service arrangements and more states may adopt this practice. Products placed on a state Medicaid program’s PDL are subject to fewer restrictions on their utilization by Medicaid fee-for-service patients. In states that have adopted PDLs, Purdue Pharma or Transcept may be required to provide substantial supplemental rebates to state Medicaid authorities for fee-for-service utilization and potentially for capitated utilization as well in order for Intermezzo to be included on the PDL.

Pharmaceutical manufacturers, as a condition of having federal funds being made available to pay for the manufacturer’s products under Medicaid and Medicare Part B, also must enter into an agreement with the Secretary of the Department of Health and Human Services to participate in the 340B Drug Pricing Program, enacted by the Public Health Service, or PHS, Act. Under the 340B program, participating pharmaceutical manufacturers agree to charge statutorily-defined covered entities, such as certain hospitals serving a disproportionate share of low income patients, no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs.

Federal Supply Schedule pricing program

Federal law requires that for a company to be eligible to have its products paid for with federal funds under the Medicaid and Medicare Part B programs, and purchased by PHS 340B eligible entities and certain federal agencies, it also must participate in the Department of Veterans Affairs (VA) Federal Supply Schedule, or FSS, pricing program. Section 603 of the Veteran’s Health Care Act of 1992, or VHCA, requires the manufacturer to execute a Master Agreement and Pharmaceutical Pricing Agreement, with the VA under which the manufacturer agrees to make its covered drugs available for federal procurement on a VA Federal Supply Schedule, or FSS, contract to the “Big Four” federal agencies-the VA; the Department of Defense, or DoD; the Public Health Service, or PHS; and the Coast Guard-at pricing that is capped pursuant to a statutory Federal ceiling price, or FCP, formula. The FCP is based on a weighted-average wholesaler price known as the “non-federal average manufacturer price,” or Non-FAMP.

State Pharmaceutical Assistance Programs

Another source of reimbursement for drug products is state Pharmaceutical Assistance Programs, or SPAPs. Many of these programs were created by states to aid low-income elderly or persons with disabilities who do not qualify for Medicaid. Payment of rebates to these programs is typically a condition of the program’s coverage of a manufacturer’s product. The manufacturer of a drug would pay rebates to SPAPs to gain coverage as appropriate. If the programs are not considered qualified programs by CMS, the rebates Transcept provides these entities would not be excluded from its Medicaid best price calculation, potentially increasing its rebate liability under the Medicaid Drug Rebate and PHS 340B programs.

Private insurance reimbursement

Commercial insurers usually offer pharmacy benefits and tend to adopt reimbursement methodologies for a product similar to those adopted by Medicare. If private insurers decide to cover Intermezzo, they will reimburse for the drug in a variety of ways, depending on the insurance plan’s policies, employer and benefit manager input and contracts with their physician network.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care could decrease the price that Transcept receives for products it may sell, including Intermezzo. In addition, third-party insurance coverage may not be available to patients for its products at all, especially in light of the availability of low-cost generic zolpidem therapeutics, regardless of the fact that such products are not designed or approved to treat middle-of-the-night awakenings at the time a patient awakens and has difficulty returning to sleep. Third-party payors could also impose conditions that must be met by patients prior to providing coverage for use of Transcept products, such as a prior authorization procedure or “step-edit” system that requires a patient to first utilize a lower price alternative product prior to a higher price product

Intellectual Property and Proprietary Technology

The success of Transcept will depend in part on its ability to protect Intermezzo by obtaining and maintaining a strong proprietary position both in the United States and in other countries. To develop and maintain its proprietary position, Transcept relies on patent protection, regulatory protection, trade secrets, know-how, continuing technological innovations and licensing opportunities.

The active pharmaceutical ingredient in Intermezzo, zolpidem, and many of the inactive ingredients, have been known and used for many years. The zolpidem composition of matter is no longer subject to patent protection. Accordingly, the patents and applications of Transcept are directed to the particular formulations and methods of use of zolpidem. There can be no assurance that the patents issued to Transcept that cover the compositions and methods of using the buffered formulation of Intermezzo will prevent others from marketing formulations using the same active and inactive ingredients in similar but different formulations for the same indication statement. Issued patents and currently pending patent applications that cover Intermezzo have claims that are directed to both formulation and methods of use and are summarized below:

•	Buffered formulations of zolpidem. Transcept has two issued U.S. patents that expire no sooner than 2025, one pending U.S. patent application and 14 corresponding foreign patents or applications. Foreign patents have been granted in Australia, China, Japan, Mexico, New Zealand, Singapore, and South Africa.

•	Middle of the night use of zolpidem. Transcept has two issued U.S. patents that expire no sooner than 2025, one pending U.S. patent application and 15 foreign patents or applications. Patents have been granted in South Africa, New Zealand and Singapore.

•	Applications co-owned with SPI. Transcept has one pending U.S. patent application, which is co-owned with SPI pursuant to the Supply Agreement between Transcept and SPI, covering the compositions containing a key Intermezzo excipient. Under the Supply Agreement, Transcept has a royalty-free, fully paid-up exclusive license with respect to this patent application, with a right to grant sublicenses, for products incorporating both this key excipient and zolpidem. This license survives the termination of the Supply Agreement.

The patent positions of pharmaceutical companies are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, Transcept does not know whether any of its patent applications will result in the issuance of patents or, if any of its issued patents will provide significant proprietary protection or will be circumvented or challenged and found to be unenforceable or invalid. In limited instances, patent applications in the United States and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Transcept cannot be certain of the priority of inventions covered by pending patent applications. Moreover, Transcept may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or in opposition proceedings in a foreign patent office, any of which could result in substantial cost, even if the eventual outcome is favorable. There can be no assurance that a court of competent jurisdiction would hold the patents, if issued, valid. An adverse outcome could subject Transcept to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Transcept to cease using such technology. To the extent Transcept determines it to be prudent, it intends to bring litigation against third parties that it believes are infringing its patents.

The Hatch-Waxman Act permits the FDA to approve ANDAs for generic versions of brand name drugs like Intermezzo. Following the commercial launch of Intermezzo in April 2012, Transcept received multiple notifications of ANDA filings referencing Intermezzo. See “Transcept Business—Legal Proceedings.”

Transcept also relies on trade secret protection for its confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose such technology or that it can meaningfully protect its trade secrets. However, Transcept believes that the substantial costs and resources required to develop technological innovations will help it protect its products.

Transcept requires its employees, consultants and members of its scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with it. These agreements provide that all confidential information developed or made known during the course of the relationship with Transcept be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for Transcept, utilizing the property or relating to its business and conceived or completed by the individual during employment shall be the exclusive property of Transcept to the extent permitted by applicable law. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the trade secrets of Transcept in the event of unauthorized use or disclosure of such information.

Employees

As of June 30, 2014, Transcept had 8 employees, 1 of whom holds a Ph.D. A total of 2 employees were engaged in research and development and 6 were in administration and finance. No Transcept employees are represented by a labor union or subject to a collective bargaining agreement. Transcept has not experienced any work stoppages and considers its relations with its employees to be satisfactory.

Facilities

Transcept operational headquarters are located in Point Richmond, California, where it leases approximately 11,600 square feet of space under a lease. Approximately 3,000 square feet of the Point Richmond space is product development laboratory space and the remainder is general office space. On July 1, 2014, the term of the lease was amended to continue on a month-to-month basis, terminable by either party with sixty days’ notice, with the earliest any such notice may be given being October 2, 2014 (which, if delivered, would cause the term to expire as of November 30, 2014).

Transcept believes its current facilities are suitable and adequate for its current needs.

Legal Proceedings

ANDA Litigation—Intermezzo

In July 2012, Transcept received notifications from three companies, Actavis Elizabeth LLC (Actavis), Watson Laboratories, Inc.—Florida (Watson), and Novel Laboratories, Inc. (Novel), in September 2012 from each of Par Pharmaceutical, Inc. and Par Formulations Private Ltd. (together, the Par Entities), in February 2013 from Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. (together, Dr. Reddy’s), and in July 2013 from TWi Pharmaceuticals, Inc. (TWi) stating that each has filed with the FDA an Abbreviated New Drug Application, or ANDA, that references Intermezzo.

•	Actavis & Watson: In the July 2012 notifications, Actavis and Watson indicated that each company’s ANDA includes Paragraph IV patent certifications to Transcept U.S. Patent Nos. 7,658,945 (expiring April 15, 2027) and 7,682,628 (expiring February 16, 2025) (together, the “’945 and ‘628 Patents”). On November 28, 2012, Watson withdrew its ANDA, and, as a result of such withdrawal, on December 18, 2012, Transcept and Purdue agreed to voluntarily dismiss the action without prejudice (as described below) and on December 20, 2012 a court order was entered to such effect. The dismissal of Watson’s ANDA had no effect on the ANDA filed by Actavis, a wholly owned subsidiary of Watson Pharmaceuticals, Inc. On January 24, 2013, Actavis notified Transcept that it has included Paragraph IV patent certifications to its U.S. Patent Nos. 8,242,131 (expiring August 20, 2029) and 8,252,809 (expiring February 16, 2025) (together, the “’131 and ‘809 Patents”).

•	Novel: In the July 2012 notifications, Novel indicated that its ANDA includes Paragraph IV patent certifications to the ‘945 and ‘628 Patents. On December 10, 2012, Novel notified us that it has included Paragraph IV patent certifications to the ‘131 and ‘809 Patents.

•	Par Entities: The ANDAs submitted by the Par Entities each include Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	Dr. Reddy’s: The ANDA submitted by Dr. Reddy’s includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	TWi: The ANDA submitted by TWi includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

In August 2012, August 2012, September 2012, and October 2012, respectively, Transcept joined Purdue Pharma in filing actions against Actavis, Watson and certain of their affiliates, Novel, and the Par Entities, in the U.S. District Court for the District of New Jersey, in each action alleging patent infringement and seeking injunctive and other relief. In December 2012, Transcept and Purdue Pharma agreed to voluntarily dismiss the action against Watson following its withdrawal of its ANDA. After receiving the supplemental notifications referenced above, Transcept and Purdue Pharma amended their pending complaints against Actavis and Novel to also allege infringement of the ‘131 and ‘809 patents, as well as the ‘628 patent previously asserted against those companies.

The actions against the Par Entities alleged infringement of the ‘131 and ‘809 patents. In September 2013, Transcept and Purdue Pharma agreed to voluntarily dismiss the action against one of the two Par Entities, Par Formulations Private Ltd., following that Par Entity’s withdrawal of its ANDA. The action against the other Par Entity, Par Pharmaceutical, Inc., remains pending and continues to allege infringement of the ‘131 and ‘809 patents.

In April 2013, Transcept joined Purdue Pharma in filing an action against Dr. Reddy’s, alleging patent infringement of the ‘628, ‘131, and ‘809 patents, and seeking injunctive and other relief.

In August 2013, Transcept joined Purdue Pharma in filing two actions against TWi. The first action against TWi was filed on August 20, 2013 in the U.S. District Court for the District of New Jersey, and the second action against TWi was filed on August 22, 2013 in the U.S. District Court for the Northern District of Illinois. Each

action alleges patent infringement of the ‘131 and ‘809 patents, and seeks injunctive and other relief. On October 17, 2013, TWi filed answers and counterclaims in both New Jersey and Illinois, in both cases seeking declarations of non-infringement and invalidity as to the ‘945, ‘628, ‘131, and ‘809 patents, as well as other relief. On January 13, 2014, the Illinois action against TWi was stayed pending dismissal of the New Jersey action against TWi, or further order of the Illinois court. On January 24, 2014, Transcept and Purdue provided TWi with a covenant not to sue TWi based on its current ANDA formulation under the ‘945 or ‘628 patents, and on February 28, 2014, Transcept and Purdue filed a motion in the New Jersey action to dismiss TWi’s counterclaims pertaining to the ‘945 or ‘628 patents based on the tendering of that covenant not to sue. On April 9, 2014, the New Jersey court denied the motion of Transcept and Purdue. On July 22, 2014, the New Jersey court entered a consent decree and partial final judgment of non-infringement in TWi’s favor on the ‘945, ‘628, and ‘809 patents. The action against TWi remains pending as to the ‘131 patent.

On February 26, 2014, the New Jersey court consolidated the action of Transcept and Purdue against TWi with the existing consolidated action referenced above against Actavis, Novel, Par Pharmaceutical, and Dr. Reddy’s.

On July 22, 2014, the New Jersey court ordered that the trial of the consolidated action will commence on December 1, 2014.

Patent Term Adjustment Suit

In January 2013, Transcept and Purdue Pharma filed suit in the Eastern District of Virginia against the USPTO in connection with certain changes to the Leahy-Smith America Invents Act. Transcept and Purdue Pharma are seeking recalculation of the patent term adjustment of the ‘131 Patent. Purdue Pharma has agreed to bear the costs and expenses associated with this litigation. In June of 2013, the judge granted a joint motion to stay the proceedings pending a final decision on appeal by the Federal Circuit in Exelixis, Inc. v. Rea, No. 2013-11 75 (Fed. Cir.), and Exelixis, Inc. v. Rea, No. 2013-11 98 (Fed. Cir.).

Derivative Suit

In October 2013, a Transcept stockholder, Retrophin, Inc., filed a purported derivative suit against the Transcept board of directors in the Court of Chancery of the State of Delaware purporting to assert claims on behalf of Transcept, and alleging that its board of directors approved and paid excessive compensation to its directors. In January 2014, this case was dismissed by the Court of Chancery following Retrophin’s voluntary submission of a stipulated order of dismissal.

From time to time Transcept is involved in legal proceedings arising in the ordinary course of business. Transcept believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

PARATEK BUSINESS

Overview

Paratek is a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutics based upon tetracycline chemistry. Paratek has used its expertise in microbial biology and tetracycline chemistry to create chemically diverse and biologically distinct small molecules derived from the tetracycline class of molecules. Paratek’s two lead antibacterial product candidates, omadacycline and sarecycline, are each ready to advance into the final stage of clinical development, Phase 3. Paratek’s lead product candidate, omadacycline, is a novel broad-spectrum antibiotic being developed for potential use as a first-line monotherapy for serious community-acquired bacterial infections where antibiotic resistance is of concern for treating physicians. Paratek believes omadacycline has the potential to be used in the emergency room, hospital and community settings. Paratek has designed omadacycline to provide potential advantages over existing antibiotics, including activity against resistant bacteria, broad spectrum of coverage, intravenous (“IV”) and oral formulations with once-daily dosing and a favorable safety and tolerability profile. Paratek believes that omadacycline has the potential to become the primary antibiotic choice of physicians for use as a first-line monotherapy for acute bacterial skin and skin structure infections (“ABSSSI”), community-acquired bacterial pneumonia (“CABP”), complicated urinary tract infections (“cUTI”) and other serious community-acquired bacterial infections. Paratek’s second advanced clinical development product candidate, WC3035, also known as sarecycline, is a novel, tetracycline-derived compound designed for use in the treatment of acne and rosacea. Paratek believes that, based upon the data generated to-date, WC3035 possesses both favorable anti-inflammatory activity, plus narrow-spectrum antibacterial activity relative to other tetracycline-derived molecules, oral bioavailability and favorable pharmacokinetic (“PK”) properties which Paratek believes make it particularly well-suited for the treatment of inflammatory acne and rosacea in the community setting. Paratek has licensed rights to WC3035 for the treatment of acne and rosacea in the United States to Actavis, while retaining rights in the rest of the world. Paratek has successfully completed clinical studies necessary to advance omadacycline into Phase 3 development. Paratek has reached agreement with the U.S. Food and Drug Administration (“FDA”) for two separate Special Protocol Assessment (“SPA”) agreements with regard to Phase 3 registration trial designs for omadacycline in both ABSSSI and CABP. An SPA documents the FDA’s agreement that the design and planned analysis of the Phase 3 clinical trial reviewed under the SPA process, if the trial is successfully completed, will support a new drug application (“NDA”) submission. An SPA is intended to provide greater assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved, and there is a favorable risk-benefit profile, the data may serve as the primary basis for an efficacy claim in support of an NDA. However, SPA agreements are not a guarantee of an approval of a product candidate or any permissible claims about the product candidate, and final determinations of approvability will not be made until the FDA completes its review of the entire NDA.

Under Paratek’s SPA agreements, Paratek plans to commence a pivotal registration program including two Phase 3 registration trials of omadacycline, one each for the treatment of CABP and ABSSSI in the first half of 2015. Paratek’s two prior randomized clinical trials of omadacycline to date have compared omadacycline to linezolid, marketed by Pfizer Inc. as Zyvox, which, based on 2011 worldwide sales of $1.3 billion, is a leading antibiotic used for the treatment of serious bacterial skin infections. Based on these studies, a Phase 2 trial and a Phase 3 non-registration trial, Paratek believes that omadacycline’s clinical response rates and adverse events appear to be comparable to linezolid in serious bacterial skin infections. These clinical trials evaluated both IV and oral forms of omadacycline compared to IV and oral forms of linezolid in 359 patients.

Combined Data from Phase 2 and Phase 3 Non-Registration Trials in Serious Bacterial Skin Infections

	Omadacycline						Linezolid
Population(1)	Clinical Success(2) (N)	Total (N)	Clinical Success (%)	Adverse Events (N)		Adverse Events (%)	Clinical Success(2) (N)	Total (N)	Clinical Success (%)	Adverse Events (N)		Adverse Events (%)
Intent-to-Treat	156	179	87.2%	102		57%	146	180	81.1%	113		63%
Clinically Evaluable	156	160	97.5%	—	(3)	—	146	155	94.2%	—	(3)	—

Note: The table above shows combined data from Paratek’s Phase 2 and Phase 3 non-registration trials, neither of which had a sufficient number of patients enrolled to determine statistical non-inferiority.

(1)	An Intent-to-Treat, or ITT, population refers to all enrolled subjects, as defined in the protocol, who received at least one dose of study drug. A Clinically Evaluable, or CE, population refers to all ITT subjects who had a qualifying infection, as defined in the protocol, received the study drug for more than five days, had all protocol-defined clinical evaluations, and had not received non-study antibiotics.
(2)	Clinical Success refers to the continued improvement or complete resolution of baseline signs and symptoms in the ITT or CE populations, assessed by the clinical investigator 10 to 17 days after the last dose of the study drug. This assessment is known as the test of cure.
(3)	Adverse events are evaluated for all patients who received more than one dose of study drug, and as such, are based on the ITT population.

Paratek believes the timeline to develop omadacycline, and the risk associated with its development, regulatory approval, and commercialization in ABSSSI and CABP, have been partially reduced to the extent possible as a result of: the plan to simultaneously conduct two Phase 3 registration trials, one in CABP and one in ABSSSI; the extensive set of preclinical and clinical studies already completed to date; and the SPA agreements with the FDA. Paratek anticipates completing its two registration trials in the second half of 2016 with the goal of submitting an NDA for the treatment of ABSSSI and CABP in 2017. Furthermore, based on published guidance and Paratek’s discussions with European regulatory authorities, Paratek believes its currently designed ABSSSI and CABP Phase 3 registration trials may well be consistent with current EMA guidance.

In the United States the Generating Antibiotic Incentives Now Act (the “GAIN Act”) was passed in 2012 to encourage development of products that address an unmet or challenging medical need caused by resistant bacteria. In March, 2013, both oral and IV formulations of omadacycline were granted Qualified Infectious Disease Product (“QIDP”) status under the GAIN Act for each of three clinically important indications: community-acquired bacterial pneumonia, acute bacterial skin and skin structure infection and complicated urinary tract infection.

According to The World Market for Anti-Infectives from Kalorama Information (the “Kalorama Report”), a publically available report on the antibacterials market in 2011, approximately $23 billion was spent on antibiotic drugs worldwide, of which almost $9 billion was spent in the United States. According to the Centers for Disease Control and Prevention, approximately 12 million patients develop bacterial infections that are severe enough to require hospitalization in the United States every year, and the World Health Organization has identified the development of worldwide resistance to currently available antibacterial agents as being one of the three greatest threats to human health in this decade. Historically, the majority of life-threatening infections resulting from antibiotic resistant bacteria were acquired in the hospital setting. These hospital-based resistant bacteria have now appeared in the community setting, further expanding the need for novel oral antibiotics capable of overcoming resistance. Paratek believes that generally most, if not all, generic orally available antibiotics utilized in the community setting are now affected by some form of bacterial resistance.

Paratek believes that currently available antibiotics to treat ABSSSI, CABP, cUTI and other serious community-acquired bacterial infections have limitations for use as a first-line empiric monotherapy, which refers to the use of a single antibacterial agent to begin treatment of an infection before the specific pathogen causing the infection has been identified. These limitations can lead to longer hospital stays, greater healthcare costs and increased morbidity and mortality due to lower cure rates and increased side effects. Paratek believes that these limitations include the following:

•	lack of both oral and IV formulations of the same drug, which generally requires physicians to either continue IV therapy in a hospital setting or switch the patient to a different oral antibiotic, which carries risks related to side effects and treatment failure;

•	narrow-spectrum antibacterial activity, which may force physicians to prescribe two or more antibiotics to empirically treat a broad spectrum of potential pathogens;

•	treatment-limiting adverse events; and/or

•	lack of effectiveness due to growing bacterial resistance in pathogens, such as methicillin-resistant Staphylococcus aureus (“MRSA”), multi-drug resistant Streptococcus pneumoniae (“MDR-SP”), and extended spectrum beta-lactamase-producing Enterobacteriaceae (“ESBL-producing Enterobacteriaceae”).

Paratek is not aware of any singular cost-effective treatment option available for physicians that can overcome all of these limitations, highlighting the urgent need for new antibiotic therapies. It is important for the treatment of patients with serious community-acquired bacterial infections that physicians prescribe the right antibiotic the first time, as ineffective antibiotics can lead to progressively more severe and invasive infections, hospitalizations or even death. Despite the availability of several existing and emerging antibiotics drugs for treating patients with ABSSSI and CABP, researchers at the Centers for Disease Control and Prevention estimated that, in 2012, approximately 75,309 patients had an invasive MRSA infection in the United States. These researchers further estimated that, in 2012, there were approximately 9,670 patient deaths as a result of invasive MRSA infections in the United States.

The important need for new treatment options for serious bacterial infections was highlighted by the passage in July 2012 of the FDASIA, which includes the GAIN Act. The GAIN Act is intended to provide incentives for the development of new qualified infectious disease products. QIDPs are defined as antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying resistant pathogens identified by the FDA. Examples of pathogens that may be designated as a qualifying pathogen include MRSA, vancomycin-resistant Enterococcus and multi-drug resistant gram-negative bacteria, such as E. coli. A new drug that is designated as a qualified infectious disease product after a request by the sponsor that is made before an NDA is submitted will be eligible, if approved, for an additional five years of exclusivity beyond any period of exclusivity to which it would have previously been eligible. In addition, a qualified infectious disease product is entitled to receive other regulatory benefits, including priority review by the FDA. Omadacycline (both oral and IV formulations) was granted QIDP status for the treatment of cUTI, CABP, and ABSSSI in March, 2013.

Paratek believes omadacycline has the potential to enable reliable cure rates due to its:

•	availability in both once-daily oral and IV formulations, which enables oral treatment in the community to avoid hospitalization, and reliable step-down therapy so that the patient can start with IV and then be discharged from the hospital more quickly to recover at home using an oral formulation of the same antibiotic, with the potential to reduce overall healthcare costs;

•	broad-spectrum activity against bacteria, which Paratek believes will allow physicians to rely on omadacycline to be effective against most reluctant types of community-acquired bacterial infection;

•	favorable safety and tolerability profile based on Paratek’s clinical studies in more than 700 patients and subjects to date; and

•	ability to overcome bacterial resistance, as Paratek believes its studies have demonstrated that omadacycline is active pre-clinically against common bacterial and resistant pathogens, such as MRSA in ABSSSI and CABP, multi-drug resistant S. pneumoniae in CABP, and ESBL-producing Enterobacteriaceae in cUTI, that are resistant to many currently used antibiotics.

Based in part upon its license agreement with Tufts University, Paratek has exclusive, worldwide rights to develop and commercialize omadacycline and to explore commercial licensing partnerships in the United States, Europe, Japan and other major or emerging markets around the world. Paratek’s patent estate covers omadacycline’s composition of matter, method of production, multiple methods of use indications and formulations. The earliest of these patents is scheduled to expire in 2023 in the United States and in 2021 in areas outside the United States. Paratek believes that it will be eligible for 5 years of patent term extension in addition to a pediatric extension of 6 months, thus extending U.S. patent coverage beyond 2028. If omadacycline is approved by the EMA, Paratek believes that omadacycline may qualify for eight years of data exclusivity and an additional two years of marketing exclusivity in the European Union.

Paratek’s second advanced product candidate, WC3035, also known as sarecycline, is a novel, tetracycline-derived compound designed for use in the treatment of acne and rosacea. Paratek believes that, based upon the pre-clinical and clinical data generated to date, WC3035 possesses favorable anti-inflammatory activity, narrow-spectrum antibacterial activity relative to other tetracycline-derived molecules, oral bioavailability and favorable pharmacokinetic (“PK”) properties which Paratek believes make it particularly well-suited for the treatment of inflammatory acne and rosacea in the community setting. Paratek has licensed rights to WC3035 for the treatment of acne and rosacea in the United States to Actavis, while retaining rights in the rest of the world. Actavis is responsible for the clinical development and related costs of WC3035 for the treatment of acne in the United States. Actavis recently acquired Forest Laboratories, Inc. Paratek believes the combined entities will be conducting an internal review of their combined programs, the results of which may affect the development program for product candidate WC3035. If Actavis continues with its development program for WC3035, Paratek anticipates that the product candidate will be in a Phase 3 trial potentially by the end of 2014. Please see “Risk Factors—Risks Related to Paratek’s Business—The success of Paratek’s business may be dependent on the actions of Paratek’s collaborative partners.”

The following table summarizes the primary therapeutic applications for Paratek’s two Phase 3 ready product candidates:

(1)	Updated SPA agreements were received from FDA for ABSSSI and CABP in November 2013. QIDP status for oral & IV forms has been received in all 3 indications
(2)	Paratek retained the rest of the world rights. $21 million in development and regulatory milestones remain and low double-digit royalties are payable to Paratek from Actavis on U.S. net sales.

Paratek’s Strengths

Paratek believes that it has the ability to develop and commercialize innovative antibacterial therapeutics utilizing its expertise in tetracycline-based chemistry. Paratek believes that the following characteristics represent organizational strengths:

•

Lead product candidate, omadacycline, which is ready for Phase 3 clinical development, and is supported by meaningful preclinical and clinical data. Paratek believes that omadacycline has the potential to advance the treatment of serious community-acquired bacterial infections such as ABSSSI, CABP and cUTI and that physicians may eventually choose it as a first-line empiric monotherapy for the treatment of these infections particularly where antibiotic resistance is of concern. Following Paratek’s 2008 End-of-Phase 2 meeting with the FDA regarding omadacycline, Paratek has obtained two separate SPA agreements for registration trials in ABSSSI and CABP in 2013. Paratek has studied its once-daily oral and IV formulations of omadacycline in approximately 700 patients and subjects to date, and Paratek believes that the data suggests that omadacycline has to date demonstrated a favorable safety and tolerability profile in its clinical trials. Paratek believes that its plan to simultaneously conduct two Phase 3 registration trials, one in ABSSSI and one in CABP, its meaningful set of preclinical and clinical studies to date, and its two SPA agreements with the FDA offer the potential to develop omadacycline in a time-efficient manner in ABSSSI and CABP.

•	Focus on tetracycline-derived small molecules. Paratek believes that the basic tetracycline structure provides a strong basis for developing novel product candidates with a primary focus on antibacterial therapeutics. Tetracycline-based antibacterial medicines have been in use for at least 60 years and have a well-established safety and tolerability profile, though each novel development candidate must be evaluated independently for both safety and efficacy.

•	Intellectual property portfolio, providing Paratek with what it believes to be a significant competitive advantage. Paratek believes it has a comprehensive intellectual property estate that Paratek has achieved through broad, international protection of its proprietary, diverse and chemically-distinct compounds, novel formulations and chemistry techniques. As of June 30, 2014, Paratek owns or exclusively licenses in certain fields approximately 180 patents worldwide with approximately 86 applications pending. Omadacycline is protected by issued composition of matter patents through 2023 in the United States, and Paratek believes that there is the potential for five-years of additional patent term extension in the United States, thus providing additional protection of the product candidate beyond 2028. Paratek also believes that the patent life of omadacycline may be further extended through additional studies, additional patents and review time extensions. Paratek anticipates that its patent applications for its late stage clinical acne product candidate will expire after 2031 and for its other preclinical product candidates, if issued, would have expiration dates ranging from 2021 through 2033.

•	Focus on small molecules. All of Paratek’s product candidates are compounds of low molecular weight, commonly referred to as small molecules. Paratek’s product candidates are typically manufactured utilizing a three- to four-step synthetic process from readily available, lower cost materials.

•	Experienced management team. Paratek’s management team has extensive experience in the biopharmaceutical industry and key members of its team have played an important role in the development and commercialization of approved antibiotics, including Tygacil, Biaxin, Azactam and Tobi. This experience has been recognized internationally through various awards, including Evan Loh, M.D., Paratek’s President and Chief Medical Officer and a member of its board of directors, who led the successful development program for Tygacil while he was at Wyeth and received the 2006 Heroes of Chemistry Award from the American Chemical Society for his leadership role in the clinical development of Tygacil.

Paratek’s Strategy

Paratek believes it has the potential to be a leader in the development and commercialization of innovative therapeutics based upon tetracycline chemistry. Paratek’s two Phase 3 ready development candidates are antibacterial therapeutics. Paratek’s current strategy is to:

•

Complete the Phase 3 clinical development of omadacycline for ABSSSI and CABP and file for marketing approvals in the United States and Europe. Paratek has two separate SPA agreements with the FDA regarding registration trials of omadacycline in ABSSSI and CABP. Based on Paratek’s SPA agreement for ABSSSI and CABP and assuming it receives the funding contemplated by the Subscription Agreement, Paratek intends to advance omadacycline into Phase 3 registration trials that are covered by those SPA agreements in 2015 for CABP and for ABSSSI. Paratek is in the process of updating its clinical development plans for European approval. However, Paratek’s clinical trial designs for its

Phase 3 registration trials under the SPA agreement will also collect the traditional test of cure endpoint data which Paratek believes will be sufficient and consistent with European clinical development guidance for ABSSSI and CABP. If the results of these omadacycline trials are positive, Paratek intends to initially file for marketing approval in the United States. Filings for approval in Europe and in other markets around the world are anticipated after the FDA registration filing is completed. Paratek may seek one or more collaborative partnerships to develop and market omadacycline outside of the United States and potentially within the United States in the community market.

•	Expand the development of omadacycline to address other antibacterial indications where bacterial resistance to current antibiotics is an important unmet clinical need, including cUTI. Paratek believes that omadacycline’s product profile may provide the opportunity to expand its uses beyond ABSSSI and CABP. Paratek believes that cUTI, caused by multi-drug resistant ESBL-producing Enterobacteriaceae, MRSA, and Enterococcus, represents a clinically important unmet need. Paratek’s preclinical and Phase 1 data suggest that omadacycline may have sufficient concentrations in urine to successfully treat cUTI. Currently, there are a limited number of marketed oral agents available with a spectrum of activity appropriate for cUTI patients with these resistant pathogens.

•	Advance the clinical development of certain Paratek product candidates, either alone or with strategic partners. Depending upon the availability of funding and potential collaboration partners, Paratek intends to continue to support the clinical development of its product candidates. Paratek’s partner, Actavis, completed in early 2013 a Phase 2 clinical trial of Paratek’s product candidate for the treatment of acne, WC3035. Paratek retains rights outside the United States to WC3035 and is currently evaluating how best to develop and commercialize WC3035 outside the United States. Paratek does intend to seek one or more collaborative partnerships in the future to develop and market early stage product candidates although no such collaborations are expected in the near future.

•	Reserve commercialization rights to Paratek’s product candidates in certain key markets while identifying partners to expand its global reach. Paratek intends to reserve the right to commercialization or co-market certain of its product candidates for select concentrated acute-care markets that Paratek could reach with a targeted marketing and sales effort and with limited marketing and sales infrastructure. Paratek anticipates having to develop partnerships with established pharmaceutical and biotechnology companies that have the development, marketing and distribution capabilities for products that require a substantial marketing infrastructure and/or expertise, such as diseases that are treated by primary care physicians and in territories outside North America.

The Antibiotics Market and Limitations of Current Therapies

Physicians commonly prescribe antibiotics to treat patients with acute and chronic infectious diseases that are either known, or presumed, to be caused by bacteria. According to the Kalorama Report, in 2011, approximately $23 billion was spent on antibiotic drugs worldwide, of which almost $9 billion was spent in the United States. The World Health Organization has identified the development of worldwide resistance to currently available antibacterial agents as being one of the three greatest threats to human health in this decade. Historically, the majority of life-threatening infections resulting from antibiotic resistant bacteria were acquired in the hospital setting. The evolving emergence of multi-drug resistant pathogens in the community setting further emphasizes the need for novel agents capable of overcoming resistance.

Bacteria are often broadly classified as gram-positive bacteria, including resistant bacteria such as MRSA and MDR-SP; gram-negative bacteria, including resistant bacteria such as ESBL-producing Enterobacteriaceae; atypical bacteria, including C. pneumoniae and Legionella pneumophila; and anaerobic bacteria, including Bacteroides and Clostridia. Antibiotics that are active against both gram-positive and gram-negative bacteria are referred to as having a “broad spectrum,” while antibiotics that are active only against a select subset of gram-positive or gram-negative bacteria are referred to as having a “narrow spectrum.” Today, because many of the currently prescribed antibiotics that have activity against resistant organisms typically have a “narrow spectrum,” this prevents their use as a first-line empiric monotherapy treatment of serious infections where gram-negative, atypical or anaerobic bacteria may also be involved. Based on published studies, rates of infections involving organisms other than gram-positive bacteria have been found to be as much as 15% in ABSSSI, up to 40% in CABP, and 70% to 90% in urinary tract infections.

When a patient comes to the emergency room or hospital for treatment of a serious infection, the physician’s selection of which IV antibiotic to use is often based on the severity of infection, the pathogen believed most likely to be involved and the probability of a resistant pathogen or pathogens being present. After initial IV therapy and once the infection begins to respond to treatment, hospitals and physicians face strong pressures to discharge patients from the hospital in order to reduce costs, reduce hospital acquired infections and improve the patient’s quality of life. In order to transition patients out of the hospital and back home to complete the course of therapy, physicians typically prefer to have the option to prescribe an oral formulation of the same antibiotic.

Antibiotics used to treat ABSSSI, CABP, cUTI and other serious community-acquired bacterial infections must satisfy a wide range of criteria on a cost-effective basis. For example, Paratek believes that existing treatment options for ABSSSI, including vancomycin, linezolid, daptomycin and tigecycline, and for CABP, including levofloxacin, moxifloxacin, azithromycin, ceftriaxone, ceftaroline and tigecycline, and for cUTI, including levofloxacin, ciprofloxacin, ceftriaxone and trimethoprim/sulfamethoxazole have one or more of the following significant limitations:

•	Limited spectrum of antibacterial activity. Since it may take as long as 48 to 72 hours to identify the pathogen(s) causing an infection and most of the currently available options that cover resistant pathogens are only narrow-spectrum treatments, physicians are frequently forced to initially prescribe two or more antibiotics to treat a broad spectrum of potential pathogens. For example, vancomycin, linezolid and daptomycin, the most frequently prescribed treatments for certain serious bacterial skin infections, are narrow-spectrum treatments active only against gram-positive bacteria. The currently available treatment with a more appropriate spectrum for use as a monotherapy against serious and resistant bacterial infections is tigecycline, but it has other significant limitations, including twice-daily IV dosing and tolerability concerns, including nausea and vomiting.

•	Lack of both oral and IV formulations. Of the most common treatments for serious bacterial infections, vancomycin, daptomycin, ceftriaxone and tigecycline are only available as injectable or IV formulations. The lack of an effective oral formulation of these and many other commonly prescribed antibiotics requires continued IV therapy which is inconvenient for the patient and may result in longer hospital stays and greater cost. Alternatively, switching the patient to a different orally-available antibiotic at the time of hospital discharge carries the risk of new side effects and possible treatment failure if the oral antibiotic does not cover the same bacteria that was being effectively treated by the IV antibiotic therapy. While linezolid is a twice-daily IV and oral therapy, it is a narrow-spectrum treatment that is associated with increasing bacterial resistance, side effects from interactions with other therapies and other serious safety concerns.

•

Safety/tolerability concerns and side effects. Concerns about antibiotic safety and tolerability are among the leading reasons why patients stop treatment and fail therapy. The most commonly used antibiotics, such as vancomycin, linezolid, daptomycin, levofloxacin, moxifloxacin, azithromycin and tigecycline, are associated with safety and tolerability concerns. For example, Vancomycin, which requires frequent therapeutic monitoring of blood levels and corresponding dose adjustments, is associated with allergic reactions and can cause kidney damage, loss of balance, loss of hearing, vomiting and nausea in certain patients. Linezolid is associated with bone marrow suppression and loss of vision and should not be taken by patients who are also on many commonly prescribed anti-depressants, such as monoamine oxidase inhibitors and serotonin reuptake inhibitors. Daptomycin has been associated with a reduction of efficacy in patients with moderate renal insufficiency and has a side effect profile that includes muscle damage. Tigecycline is associated with tolerability concerns because of vomiting and nausea. Levofloxacin and moxifloxacin are associated with tendon rupture and peripheral neuropathy. Additionally, a May 2012 article in the New England Journal of Medicine indicated that a small number of patients treated with azithromycin and quinolones, such as levofloxacin or moxifloxacin, may experience sudden death due to cardiac arrhythmia, which is often predicted by a prolongation of QTc, which is a specific clinical study defined by FDA guidance to assess prolongation of QTc, an indicator of cardiac arrhythmia. The FDA issued a Drug Safety Communication on March 12, 2013 titled “Azithromycin (Zithromax or Zmax) and the risk of potentially fatal heart rhythms” and the azithromycin drug label warnings were strengthened to address this concern.

•	Increasing bacterial resistance. Bacterial resistance to the most frequently prescribed antibiotics has limited their potential to treat infections, which prevents their use as a first-line empiric monotherapy. Paratek believes that MRSA and MDR-SP in the community have posed treatment challenges because of resistance to penicillins (resistance rate up to 100% for both), cephalosporins (100% and 11%, respectively, for ceftriaxone), macrolides (83% and 86%, respectively, for erythromycin/azithromycin) and quinolones (73% and 2%, respectively, for levofloxacin), particularly in ABSSSI and CABP. There have also been recent reports of resistance developing during treatment with daptomycin and concerns about an increasing frequency of strains of Staphylococcus aureus with reduced susceptibility to vancomycin. Additionally, linezolid use has been associated with drug resistance, including reports of outbreaks of resistance among Staphylococcus aureus and Enterococcus strains. The increasing occurrence of multi-drug resistant, ESBL-producing, gram-negative bacteria in community-acquired cUTIs has severely curtailed the oral antibiotic treatment options available to physicians for these cUTIs. For example, in a recent survey, 95% and 76% of the ESBL isolates of E. coli found in cUTIs, respectively, were resistant to ceftriaxone and levofloxacin.

These limitations can ultimately lead to longer hospital stays, greater healthcare costs, and increased morbidity and mortality due to lower cure rates and increased side effects. While certain antibiotics address some of these criteria, Paratek does not believe there is one superior treatment option that satisfies all criteria. Paratek believes that it is essential for the treatment of patients with serious community-acquired bacterial infections that physicians prescribe the right antibiotic the first time, as ineffective antibiotics can quickly lead to progressively more severe and invasive infections or even death.

Paratek’s Solution

In order to address some of the limitations of current antibiotics, Paratek has designed omadacycline to be a new broad-spectrum agent for potential use as a first-line empiric monotherapy option for patients suffering from serious community-acquired bacterial infections, such as ABSSSI, CABP and cUTI, where antibiotic resistance is of concern for treating physicians. Paratek believes omadacycline may enable physicians to prescribe an antibiotic that will increase the chance for reliable cure rates, the potential ability to avoid hospitalization and the potential for shorter hospital stays through the completion of therapy with an oral antibiotic at home, all of which may reduce overall healthcare costs. Potential advantages of omadacycline include:

•	Once-daily oral and IV formulations to support “step down” therapy. Paratek has studied once-daily oral and IV formulations of omadacycline in approximately 700 patients and subjects to date in multiple clinical trials, and Paratek plans to use both of these formulations in its Phase 3 registration trials. The bioequivalence of the oral and IV formulations permits step-down therapy which allows patients to start treatment on an IV formulation, then “step down” to the oral version of the same antibacterial agent once the infection is responding. Paratek believes that step down therapy has the potential to avoid the safety and efficacy concerns which can accompany the switching from an IV agent to a different oral antibiotic to facilitate the continuance of therapy at home. Paratek believes that the SPA agreements with the FDA will permit Paratek to submit for approval both oral and IV formulations of omadacycline.

•

Broad spectrum of antibacterial activity. Paratek believes that Omadacycline is active in vitro against all common pathogens found in ABSSSI, such as Staphylococcus aureus, including MRSA, Streptococci (including Group A Streptococci), anaerobic pathogens and many gram-negative organisms. Omadacycline is also active in vitro against the key pathogens found in CABP, such as Streptococcus pneumoniae, including MDR-SP, Staphylococcus aureus, Haemophilus influenzae, and atypical bacteria, including Legionella pneumophila. Paratek believes omadacycline may have the spectrum of coverage needed to potentially become the primary antibiotic choice of physicians and serve as a first-line empiric monotherapy option for ABSSSI, CABP, cUTI and other serious community-acquired bacterial infections.

•	Favorable safety and tolerability profile. To date, Paratek has observed omadacycline to be generally well tolerated in studies involving approximately 700 patients and subjects. Paratek has conducted a QTc study, which is a specific clinical study defined by FDA guidance to assess prolongation of QTc, an indicator of cardiac arrhythmia. This study suggests no prolongation of QTc by omadacycline. Further, in clinical studies, omadacycline does not appear to adversely affect blood cell production, nor does it appear to metabolize in the liver or anywhere else in the body, thus reducing the likelihood of causing drug-to-drug interactions. Additionally, omadacycline has resulted in low rates of diarrhea, and Paratek has not observed C. difficile infection, which can frequently occur from the use of broad-spectrum antibiotics.

•	Designed to overcome bacterial resistance. Paratek designed omadacycline to overcome the two major mechanisms of tetracycline resistance, known as efflux and ribosome protection. Paratek’s attempts to generate resistance to omadacycline in the laboratory suggest a low potential for developing resistance. In addition, Paratek’s testing of thousands of bacterial samples in the laboratory suggests that omadacycline has not been affected to date by clinically relevant mechanisms of resistance to tetracyclines or to other classes of antibiotics.

In addition to its broad spectrum of antibacterial activity and its availability in once-daily oral and IV formulations, omadacycline appears to penetrate tissues broadly, including the lungs, muscle and kidneys, thereby achieving high concentrations at the sites of infection. Since omadacycline is eliminated from the body via the kidneys, liver and intestine in a balanced manner, Paratek believes it may potentially be used in patients with diminished kidney and liver function, without dose adjustment.

Omadacycline

Overview

Paratek designed omadacycline to have potential advantages over existing antibiotics, including broad spectrum of coverage, oral and IV formulations with once-daily dosing, favorable safety and tolerability profile and activity against resistant bacteria. Paratek believes it has completed the preclinical, Phase 1 and Phase 2 clinical trials necessary to advance omadacycline into Phase 3 development. Paratek has studied once-daily IV and oral formulations of omadacycline in approximately 700 patients and subjects, and omadacycline has, to date, demonstrated a favorable clinical response as well as a favorable safety and tolerability profile in its clinical trials. Paratek conducted an End-of-Phase 2 meeting with the FDA in July 2008 and began to progress omadacycline into a Phase 3 clinical trial for the treatment of complicated skin and skin structure infections (“cSSSI”).

After Paratek initiated its Phase 3 trial in cSSSI, in March 2010, the FDA notified Paratek that the FDA’s guidance for the conduct of studies for this indication would be modified. This modification included changes in eligibility criteria, revising the disease indication from cSSSI to ABSSSI and changes in the primary efficacy endpoint for trials in this indication from a test of cure (“TOC”) assessment, which is the traditional assessment of durability of cure following a certain period after the last dose of an antibiotic, to an early clinical response assessment. In 2010, the FDA guidance stipulated that an early clinical response assessment should be the basis of approval and thus the new primary endpoint. This endpoint was designed to determine the cessation of spread of a bacterial infection by measuring the size of a skin lesion and the absence of fever (temperature < 38.0oC), both of which were to be determined at 48 to 72 hours after initiation of antibiotic treatment. With these major modifications, Paratek’s initial Phase 3 trial design did not align with the FDA’s then-evolving guidance for trials aimed at supporting the approval of an antibiotic for the treatment of ABSSSI. As a result, the Phase 3 trial was terminated after having enrolled 140 of the planned 790 subjects at six U.S. sites. The requirement for fever reduction has since been removed from 2013 FDA guidance on the conduct of ABSSSI studies per Paratek’s current protocols, but the reduction in lesion size at the 48-72 hour time point remains the primary basis for measuring efficacy in ABSSSI and in Paratek’s currently planned, SPA agreed-upon, registration study protocol.

Phase 3 Registration Study Plans

Paratek has adjusted its proposed Phase 3 clinical trial designs for omadacycline to incorporate changes in regulatory guidance from the FDA over the last five years for the development of antibiotics as treatment for both ABSSSI and CABP. Following modification of the FDA’s guidance, Paratek reached agreements in November 2013 with the FDA in the form of SPA amendment agreements for both a planned Phase 3 ABSSSI trial and a planned Phase 3 CABP trial.

ABSSSI trial. The Phase 3 clinical trial of omadacycline for the treatment of ABSSSI is designed to be a randomized, controlled and double-blinded multi-center study targeting the enrollment of 650 patients, in which Paratek would compare IV and oral forms of omadacycline to linezolid. Paratek anticipates that this clinical trial will be conducted at approximately 80 sites, with a significant portion of these sites located in the United States and the remainder located in South Africa and Europe. The clinical trial design contemplates two IV doses of 100 mg of omadacycline on the first day of treatment, followed by one 100 mg IV dose of omadacycline every 24 hours on subsequent days, with a potential switch to one 300 mg oral dose of omadacycline every 24 hours, compared to one 600 mg IV dose of linezolid every 12 hours, with a potential switch to one 600 mg oral dose every 12 hours. All medications will follow a double blinded and double dummy blinding design.

The primary endpoint for these studies is non-inferiority of omadacycline compared to linezolid in the modified intent-to-treat (“mITT”) population using a 10% non-inferiority margin. The mITT population refers to all randomized subjects without a gram-negative causative pathogen at baseline. The primary endpoint for FDA purposes in these trials will be early clinical response, which, according to the most recent FDA guidance issued in October 2013, refers to a greater than or equal to 20% reduction in lesion size compared to baseline assessed at 48 to 72 hours after initiation of treatment. For EMA purposes, the primary endpoint will be clinical response at TOC, determined 16-20 days after the initial dose. Secondary endpoints include microbiological response and safety. In addition, drug levels in plasma will be assessed in a subset of the patients enrolled in the trial. Major skin infection subclasses that will be allowed in the study include cellulitis, wound and major abscesses, all with a minimum infection lesion total surface area of contiguous involvement of ≥ 75 cm2. The proportion of patients enrolled with major abscesses will not exceed 30% of the total enrolled population. Patients who have previously taken effective long half-life (24 hours or greater) antibiotics for the treatment of an infection within 72 hours of receiving the first dose of study medication will be excluded from enrollment. While Paratek anticipates that all patients will be initiated with IV treatment in a hospital setting, depending on physician assessment, patients may be subsequently discharged to oral therapy for both treatment arms.

CABP trial. The Phase 3 clinical trial of omadacycline for the treatment of CABP, agreed upon within Paratek’s SPA for this indication, is designed to be a randomized, controlled and double-blinded multi-center study targeting the enrollment of 750 patients, in which Paratek would compare IV and oral forms of omadacycline to moxifloxacin. The clinical trial design contemplates two 100 mg IV doses of omadacycline on the first day of treatment, followed by one 100 mg IV dose of omadacycline every 24 hours on subsequent days, with a potential switch to one 300 mg oral dose of omadacycline every 24 hours, compared to one 400 mg IV dose of moxifloxacin every 24 hours, with a potential switch to one 400 mg oral dose every 24 hours. If fluoroquinolone non-susceptible S. aureus is suspected in patients, one 600 mg IV dose of linezolid every 12 hours may be added to the moxifloxacin treatment. All medications will follow a double blind and double dummy blinding design.

The primary endpoints for the study are non-inferiority of omadacycline compared to moxifloxacin in the intent-to-treat (“ITT”) population using a 10% non-inferiority margin. The ITT population in this trial refers to all randomized patients. The primary endpoint for FDA purposes in these trials will be the improvement in at least two of four patient reported symptoms (cough, sputum production, chest pain and shortness of breath) without deterioration in any of the four symptoms at 72 to 120 hours after initiation of treatment, which is referred to as early clinical response. For EMA purposes, the primary endpoint will be clinical response at TOC, determined 16-20 days after the initial dose. Key secondary endpoints include microbiological response, safety and all-cause mortality. At least 85% of the patients in the study will be required to have moderate-to-severe CABP, as defined by the protocol. Patients who have previously taken effective antibiotics for the treatment of an infection within 72 hours of receiving the first dose of study medication will be allowed for enrollment but only up to 25% of the total ITT population. While Paratek anticipates that all patients will be initiated on IV treatment in a hospital setting, depending on physician assessment, patients may be subsequently discharged to oral therapy for both treatment arms.

Completed Omadacycline Clinical Trials

Early Termination Phase 3 Trial in cSSSI

Design. Paratek designed its Phase 3 trial pursuant to the then-current 1998 FDA guidance on developing antimicrobial drugs for the treatment of cSSSI. Paratek’s primary objective of the trial was to establish that omadacycline as a monotherapy was not inferior to linezolid, with or without moxifloxacin, as a treatment for patients with serious skin infections. Following randomization, patients initially received either IV therapy with 100 mg of omadacycline every 24 hours or 600 mg of linezolid every 12 hours. For patients with infections suspected or documented as involving gram-negative bacteria, the blinded physician had the option of providing patients with additional antibiotic therapy, with patients assigned to the linezolid arm receiving 400 mg of moxifloxacin every 24 hours and patients assigned to omadacycline receiving a placebo, since omadacycline has activity against some of the most common gram-negative bacteria that commonly cause these infections, to match the dosing regimen of linezolid-treated patients.

Patients who were enrolled in this trial had one of three major infection types: wound infection, cellulitis or major abscess. Enrollment of patients with major abscess was limited to 20% of the total enrollment. Patients were initially treated with the applicable study drug intravenously and then, based on the physician’s assessment of the response of the infection to treatment, patients could be switched to oral therapy. For oral therapy, patients randomized to linezolid received one 600 mg tablet of linezolid every 12 hours, and if treatment for suspected gram-negative bacteria was still required, one 400 mg tablet of moxifloxacin every 24 hours. Patients randomized to omadacycline received 300 mg of omadacycline (dosed as two 150 mg tablets) every 24 hours, plus placebo where gram-negative bacteria was suspected. Patients transitioned to oral therapy after receiving an average of 4.8 days of IV therapy. Paratek intended to evaluate its primary hypothesis by analyzing the clinical success rates in ITT and clinically evaluable (“CE”) populations. The ITT population in this trial refers to all enrolled subjects who receive more than one dose of study drug, and a CE population refers to all ITT subjects who had a qualifying infection as defined in the protocol, received the study drug for more than five days, had all protocol-defined clinical evaluations and had not received non-study antibiotics. As a result of the study being terminated ahead of schedule due to the aforementioned FDA change in guidance, Paratek did not enroll a sufficient number of patients to determine non-inferiority or superiority.

Patient characteristics. Of the 140 patients that received at least one dose of study drug, 68 were randomized to omadacycline and 72 were randomized to linezolid. Cellulitis was present in 92 of the 140 patients enrolled. The maximal dimension of the infection at baseline exceeded 10 cm for 125 of the 140 patients, and for these patients the mean maximal lesion dimension exceeded 20 cm.

Efficacy. Although Paratek terminated this trial before reaching its enrollment goal, thus precluding any statistical conclusions with regard to non-inferiority, the table below shows the clinical success rates in omadacycline and linezolid-treated patients in the two primary analysis populations, ITT and CE. The overall clinical success rates in the ITT population were between 85% and 90% in both omadacycline- and linezolid-treated patients. In the CE population, the overall clinical success rates were in the mid-90% range for both omadacycline and linezolid-treated patients. In the microbiologically evaluable population, which includes patients included in the CE population from whom a bacterial pathogen was isolated at baseline enrollment, the clinical success rates for MRSA and methicillin-susceptible Staphylococcus aureus (“MSSA”) infections were greater than 90% in both omadacycline- and linezolid-treated patients. These data confirm the favorable comparative activity seen in Paratek’s Phase 2 trials of omadacycline, and Paratek believes this supports proceeding to Phase 3 registration studies.

	Omadacycline			Linezolid
Population	Clinical Success (N)	Total (N)	Clinical Success (%)	Clinical Success (N)	Total (N)	Clinical Success (%)
Intent-to-Treat	58	68	85.3%	64	72	88.9%
Clinically Evaluable	58	60	96.7%	64	67	95.5%

Note: The table above shows data from Paratek’s Phase 3 non-registration trial, which did not have a sufficient number of patients enrolled to determine statistical non-inferiority.

Paratek also analyzed subgroups of CE patients defined by the category of complicated skin infection experienced by those patients. The table below shows the clinical success rates at the TOC in CE patients for each of the three major categories of serious skin infections (wound, cellulitis and major abscess). This analysis showed that for each of the categories of serious skin infection, omadacycline treatment resulted in approximately the same cure rate as linezolid treatment, thus suggesting consistent activity across the major ABSSSI subtypes that Paratek intends to study in its Phase 3 registration trials.

	Omadacycline			Linezolid
Population	Clinical Success (N)	Total (N)	Clinical Success (%)	Clinical Success (N)	Total (N)	Clinical Success (%)
All CE Patients at TOC	58	60	96.7%	64	67	95.5%
Wound	13	13	100%	12	13	92.3%
Cellulitis	38	39	97.4%	44	45	97.8%
Major Abscess	7	8	87.5%	8	9	88.9%

Note: The table above shows data from Paratek’s Phase 3 non-registration trial, which did not have a sufficient number of patients enrolled to determine statistical non-inferiority.

Safety and Tolerability. The overall incidence of adverse events was similar in both treatment groups. There were no significant alterations of cardiovascular, renal or hepatic safety laboratory values. One death occurred in a patient who presented with undiagnosed metastatic lung cancer after being assessed as cured following the TOC visit. Study investigators did not consider any of the serious adverse events reported to be related to either omadacycline or linezolid. The table below shows the adverse events reported by 10% or more of either omadacycline-treated patients or linezolid-treated patients.

	Omadacycline (N = 68)		Linezolid (N = 72)
Adverse Event	N	Patients Reporting AE (%)	N	Patients Reporting AE (%)
Nausea	18	26.5%	19	26.4%
Headache	16	23.5%	5	6.9%
Dizziness	7	10.3%	6	8.3%
Vomiting	6	8.8%	11	15.3%
Diarrhea	3	4.4%	13	18.1%

Post-hoc efficacy analysis. In October 2013, the FDA issued the current guidance for ABSSSI removing elimination of fever and defining the early clinical response as ≥ 20% reduction in lesion size within 48-72 hours of initial therapy compared to the baseline measurement in ITT patients as the primary endpoint for efficacy. Paratek conducted a retrospective analysis of the Phase 3 cSSSI non-registration trial data to assess the early clinical response rate in omadacycline versus linezolid treated patients. All ITT patients who had a lesion measurement taken within 48-72 hours following the initiation of treatment at an end of IV visit (“EOIV”) were included in this retrospective analysis. As with Paratek’s Phase 2 study, the protocol required that lesion size be measured by recording the maximal lesion dimension at baseline. Twenty-one omadacycline-treated patients and 21 linezolid-treated patients were identified that fit the criteria for analysis. The mean percent reduction in lesion size in each of these patient groups at the EOIV and at the end of treatment (“EOT”) visit are shown in the table below. Of the 21 omadacycline patients analyzed, 100% showed a reduction in lesion size of 20% or more compared to baseline measurements within 48-72 hours compared to 95.2% of patients in the linezolid treatment arm. Both patient treatment arms showed comparable high early clinical response rates as well as additional lesion size reduction at the EOT visit. Taken together with the post-hoc efficacy analysis Paratek conducted in its Phase 2 study, Paratek believes that this analysis supports a conclusion that lesion size will be reduced at a comparable rate to that observed with linezolid and supports its belief that comparable activity to linezolid at the newly required early clinical response endpoint will be shown in its registration study.

	Omadacycline (N = 21)	Linezolid (N = 21)
Mean % change in lesion size at EOIV (48-72 hours after baseline)	-62.3%	-57.4%
Mean % change in lesion size at EOT	-90.8%	-90.1%
Early Clinical Response (≥20% reduction in lesion size 48-72 hours after baseline)	100%	95.2%

Pharmacokinetics. Pharmacokinetic data from Paratek’s Phase 3 trial, together with the data collected in its Phase 2 trial, suggest that Paratek achieved comparable drug levels in both healthy Phase 1 volunteers and patients with serious skin infections.

Summary. Although Paratek stopped its Phase 3 trial before Paratek reached its enrollment goal due to the FDA’s decision to adjust the primary endpoint of skin infection trials to the early response endpoint, Paratek believes that the results of the Phase 3 trial further support its expectation that omadacycline will be well tolerated and effective as a treatment of patients with serious skin infections. Combined with those patients treated in its Phase 2 trial, Paratek has treated a total of 179 patients with skin infections with omadacycline. Further, Paratek believes that data from its post-hoc analyses of the newly required early response endpoint would support omadacycline’s comparable activity to linezolid within the ABSSSI study design in its SPA agreement with the FDA.

Phase 2 Study in cSSSI

Design. Paratek designed a Phase 2 trial with the primary objective of comparing the safety and tolerability of omadacycline to linezolid in patients with cSSSI. Paratek’s key secondary objectives involved comparing the efficacy of omadacycline to linezolid and assessing the PK properties of omadacycline.

Following randomization, patients initially received IV therapy with 100 mg of omadacycline every 24 hours or 600 mg of linezolid every 12 hours. For patients with infections suspected or documented as involving gram-negative bacteria, the blinded physician had the option of providing patients with additional IV antibiotic therapy, with patients assigned to the linezolid group also receiving 2 grams of aztreonam every 12 hours, and patients assigned to the omadacycline group receiving a placebo to match the dosing regimen of linezolid-treated patients. Based on a blinded physician’s assessment of the appropriateness of hospital discharge and continuation of oral therapy, most patients then transitioned to oral therapy. For oral therapy, patients randomized to omadacycline received 200 mg of omadacycline (dosed as two 100 mg capsules) every 24 hours. Patients randomized to linezolid received one 600 mg tablet of linezolid every 12 hours. Patients in both groups received an average of five to six days of oral therapy following an average of 4.3 days of IV therapy.

Patient characteristics. Of the 219 patients that received at least one dose of the study drug in Paratek’s Phase 2 study, 111 were randomly selected to be treated with omadacycline and 108 were randomly selected to be treated with linezolid. Two-thirds (66.2%, or 145) of the patients suffered from major abscesses. About 17%, or 38, of the total patients suffered from wound infections, and the majority of these infections (29/38, or 76.3%) were due to traumatic injuries, and another approximately 17%, or 36, patients suffered from cellulitis. The mean maximal length of the infections among the total patients was 13.1 cm, and over two-thirds of the patients exhibited moderate to severe reddening of the skin, or erythema; hardness, or induration, of the infected area; and pain at baseline.

Efficacy. Paratek measured clinical responses in two study populations, ITT and CE. The ITT population in this trial refers to all enrolled subjects who receive more than one dose of study drug, and the CE population refers to all ITT subjects who had a qualifying infection and were treated and evaluated as defined in the protocol. The table below summarizes the rates of successful clinical response for each of the two study populations and shows that in both populations the successful clinical response rates in omadacycline-treated patients were comparable to those in linezolid-treated patients.

	Omadacycline			Linezolid			Difference (%)	95% Confidence Interval (CI)(1)
Population	Clinical Success (N)	Total (N)	Clinical Success (%)	Clinical Success (N)	Total (N)	Clinical Success (%)
Intent-to-Treat	98	111	88.3%	82	108	75.9%	12.4%	1.9 to 22.9
Clinically Evaluable	98	100	98.0%	82	88	93.2%	4.8%	-1.7 to 11.3

(1)	The 95% confidence intervals were to be calculated for the difference in success rates between the two treatment groups for each population. If the lower limit of the 95% confidence interval for omadacycline minus linezolid was greater than or equal to -20% for both endpoints, then the hypothesis that omadacycline is non-inferior to linezolid would be supported. If the lower limit of the 95% confidence interval exceeds 0%, then the superiority of omadacycline over linezolid is supported.

Analyses of clinical responses by category of serious infection also showed that favorable outcomes with omadacycline appeared to be consistent across infection types. For subjects with major abscesses the difference in successful clinical response was 3.6% (95% CI -3.7 to 10.9) favoring omadacycline treatment (98.5% vs. 94.8%) in the CE population. For the next most frequent infection type, wound infections associated with trauma, the difference in successful clinical response was 10.0% (95% CI -13.6 to 33.6), favoring omadacycline treatment (100% vs. 90%) in the CE population. The leading cause of infection was Staphylococcus aureus, the majority of which were MRSA isolates. In the microbiologically evaluable population, the clinical success rates for MRSA and MSSA infections were greater than 90% in both omadacycline- and linezolid-treated patients.

Safety and tolerability. There were three serious adverse events reported in this trial, one in an omadacycline-treated patient and two in linezolid-treated patients. The study investigator considered the event in the omadacycline-treated patient, which involved worsening confusion, to be unrelated to the study therapy. Among the 111 omadacycline-treated patients, 46 (41.4%) experienced one or more treatment-emergent adverse events and 24 (21.6%) experienced one or more adverse events assessed as potentially treatment-related. By comparison, among the 108 linezolid-treated patients, 55 (50.9%) experienced one or more treatment-emergent adverse events and 33 (30.6%) experienced adverse events assessed as potentially treatment-related. In both arms of the trial, the most frequently involved organ system was the gastrointestinal tract, with adverse events reported in 21 (18.9%) omadacycline-treated patients and 20 (18.5%) linezolid-treated patients. There were no significant alterations of cardiovascular, renal or hepatic safety laboratory values. The table below lists ten specific treatment-emergent adverse events that occurred in five or more patients in either treatment group.

	Omadacycline (N = 111)		Linezolid (N = 108)
Adverse Event	N	%	N	%
Nausea	13	11.7%	8	7.4%
Headache	7	6.3%	9	8.3%
Constipation	5	4.5%	2	1.9%
Fatigue	5	4.5%	2	1.9%
Rash / rash erythematous	5	4.5%	2	1.9%
Vomiting	5	4.5%	4	3.7%
Dizziness	4	3.6%	5	4.6%
Alanine aminotransferase increased(1)	3	2.7%	7	6.5%
Aspartate aminotransferase increased(1)	3	2.7%	5	4.6%
Diarrhea	3	2.7%	6	5.6%

(1)	Refers to an elevated level of this specific liver enzyme.

Post-hoc efficacy analysis. In October 2013, the FDA issued the current guidance for ABSSSI defining the early clinical response (ECR) as ≥ 20% reduction in lesion size within 48-72 hours of initial therapy compared to the baseline measurement in ITT patients as the primary endpoint for efficacy. Paratek conducted a retrospective analysis of the Phase 2 cSSSI data to assess the early clinical response rate in omadacycline versus linezolid treated patients. All ITT patients who had a lesion measurement taken within 48-72 hours following the initiation of treatment at an EOIV were included in this retrospective analysis. Patients with diabetic foot infections were excluded from the analysis; these patients were excluded from enrollment in the Phase 3 trial and will be excluded from enrollment in the upcoming Phase 3 ABSSSI registration trial. The Phase 2 protocol required that lesion size be measured by recording the maximal lesion dimension at baseline. Nineteen omadacycline-treated patients and 24 linezolid-treated patients were identified that fit the criteria for analysis. The mean percent reduction in lesion size in each of these patient groups at the EOIV and at the EOT visit are shown in the table below. Of the 19 omadacycline patients analyzed, 84.2% showed a reduction in lesion size of 20% or more compared to baseline measurements within 48-72 hours compared to 83.3% of patients in the linezolid arm. Both patient treatment arms showed a comparable early clinical response rate as well as additional lesion size reduction at the EOT visit. While Paratek’s previous Phase 2 and 3 studies were not designed to test statistical significance for the new early clinical response endpoint, Paratek believes the results of the previous Phase 2 and 3 studies, when considered together, support the hypothesis that omadacycline will demonstrate comparable efficacy to linezolid at the early assessment time point.

	Omadacycline (N = 19)	Linezolid (N = 24)
Mean % change in lesion size at EOIV (48-72 hours after baseline)	-39.0%	-44.5%
Mean % change in lesion size at EOT	-82.2%	-68.5%
Early Clinical Response (≥20% reduction in lesion size 48-72 hours after baseline)	84.2%	83.3%

Pharmacokinetics. Paratek found that omadacycline exposure was similar to that measured in its earlier Phase 1 studies in healthy volunteers. Paratek believes these results are consistent with achieving therapeutic exposures using a once-daily regimen of omadacycline in both the IV and oral formulations.

Summary. In treating patients with serious infections involving the skin and surrounding tissues, Paratek believes that IV and oral formulations of omadacycline appeared to demonstrate comparable safety, tolerability and activity to linezolid. Based on this work, Paratek conducted an End-of-Phase 2 meeting with the FDA in 2008, and Paratek determined to progress omadacycline into Phase 3 clinical trials for the treatment of cSSSI. Further, Paratek believes that data from its post-hoc analyses of the early response endpoint would support omadacycline’s comparable activity to linezolid within the ABSSSI study design in its SPA agreement with the FDA.

Phase 1 Studies

Paratek assessed omadacycline in 16 single-dosing and multiple-dosing Phase 1 studies for both the IV and oral formulations, involving more than 500 healthy volunteers. Paratek believes that the results of these Phase 1 studies appeared to show that omadacycline:

•	was well tolerated, without complaints of nausea or vomiting in subjects treated with the commercial ready IV or oral formulations being used in Phase 3 registration trials at the planned therapeutic dose;

•	was associated with asymptomatic increases in heart rate that were not evident in Phase 2 and Phase 3 non-registration trials in patients with cSSSI;

•	was associated with mild reversible increases in alanine aminotransferase, a liver enzyme, at doses above the therapeutic doses used in Phase 2 and Phase 3 non-registration trials;

•	was bioequivalent in both IV and oral formulations;

•	had pharmacokinetics sufficient to support convenient once-daily dosing regimens;

•	had minimal variations in bioavailability among men and women and patients at varying weights and sizes, supporting fixed dose formulations;

•	did not affect the QTc interval as demonstrated in a thorough QTc study;

•	would not require dosage adjustment in patients with hepatic impairment;

•	has reduced oral bioavailability by food if tablets are taken too close after a meal or if a meal is eaten too soon after taking a tablet (currently requiring oral dosing six hours after a meal and no food for two hours after oral dosing to minimize any potential PK interference by food); and

•	was excreted as active drug with sufficient concentrations in urine to contemplate development for cUTI.

From Paratek’s End-of-Phase 2 meeting with the FDA regarding omadacycline, Paratek has agreement that the preclinical and Phase 1 package for this product candidate is complete. Paratek still plans to conduct one small Phase 1 study to evaluate exposure levels of omadacycline in patients with impaired kidney function, a small Phase 1 BAL/ELF study to evaluate the pharmacokinetics of omadacycline in the lungs, and a Phase 1 pediatric patient study. Paratek will also initiate a pediatric study prior to submission of the omadacycline NDA in order to meet PREA requirements.

Preclinical Studies

Paratek has conducted preclinical studies to assess the safety of omadacycline, including 13-Paratek IV and oral studies in rats and monkeys to assess for efficacy in animal models of bacterial infections. In vitro and in vivo testing indicated the potential clinical utility of omadacycline in ABSSSI, CABP and cUTI. The table below shows the in vitro activity of omadacycline against a broad range of bacterial pathogens found in ABSSSI, CABP and cUTI, as assessed in independent laboratories using bacteria isolated from clinical specimens.

Clinical bacterial isolate minimum inhibitory concentration (“MIC”) data from Phase 3 registration trials will determine the susceptibility or resistance level of omadacycline for the bacteria noted in the following tables. MIC values are indicative of a bacterium’s susceptibility or resistance to a particular antibiotic. A lower MIC value indicates potentially greater potency in vitro. Susceptibility and resistance data from other tetracycline-like compounds provide some guidance with regard to expected results for omadacycline. Historically, with older tetracyclines, MIC values for gram-positive bacteria were considered susceptible up to 2 ug/mL and for most gram-negative bacteria up to 4 ug/mL. Traditionally, bacteria considered resistant had MIC values for gram-positive bacteria of 8 ug/mL and above, while gram-negative bacteria were considered resistant with MIC values of 16 ug/mL and higher.

In the tables below, the column labeled “Number of Isolates” indicates the number of patients from whom an isolate of the organism was obtained. MIC90 indicates the concentration of drug that inhibits 90% of the pathogens in vitro, while MIC50 indicates the concentration of drug that inhibits 50% of the pathogens in vitro.

Class	Organism	Number of Isolates	MIC50 (µg / mL)	MIC90 (µg / mL)
Gram-positive pathogens	Staphylococcus aureus (MSSA)	52	0.25	0.25
	Staphylococcus aureus (MRSA)	111	0.25	0.25
	Coagulase-negative staphylococci	152	0.25	1.00
	Enterococcus faecalis (VSE)	107	0.25	0.50
	Enterococcus faecalis (VRE)	47	0.12	0.25
	Enterococcus faecium (VSE)	56	0.12	0.12
	Enterococcus faecium (VRE)	100	0.12	0.12
	Streptococcus pneumoniae	104	0.12	0.12
	Streptococcus pneumoniae (PRSP)	51	0.12	0.12
	Streptococcus pyogenes	104	0.12	0.12
	Streptococcus agalactiae	53	0.12	0.25

Gram-negative pathogens	Haemophilus influenzae	105	0.50	1.00
	Moraxella catarrhalis	105	0.25	0.25
	Escherichia coli	203	2.00	4.00
	Klebsiella pneumoniae	204	2.00	8.00
	Acinetobacter baumannii	53	0.25	4.00

Anaerobic pathogens	Bacteroides fragilis	100	1.00	2.00
	Clostridium perfringens	100	1.00	4.00
	Anaerobic gram-positive cocci	101	0.25	0.50

Atypical pathogens	Legionella pneumophila	25	0.25	0.25
	Chlamydia pneumoniae	5	—	0.125-0.25

The tables below compare the in vitro activity of omadacycline and various antibiotics for ABSSSI, CABP and cUTI pathogens against various strains of bacteria, including those resistant to current antibiotics.

Key Pathogens—ABSSSI

	MIC90 (ug/ml)
Organism (Number of Isolates)	Omadacycline	Ceftriaxone		Linezolid	Levofloxacin	Vancomycin	Amox- Clav(1)	Azithromycin
Staphylococcus aureus (MRSA) (111)	0.25	>64	(2)	4	>8	1	>8	>8
Staphylococcus aureus (MSSA) (52)	0.25	4		2	2	1	1	>8
Streptococcus pyogenes (104)	0.12	0.03		2	1	0.5	0.015	>4

(1)	Amoxicillin-clavulanic acid.
(2)	“>” indicates the highest concentration tested.

Key Anaerobe Pathogens—ABSSSI

	MIC90 (ug/ml)
Organism (Number of Isolates)	Omadacycline	Cefotaxime	Metronidazole		Clindamycin	Amox- Clav
Anaerobic gram-positive cocci (101)	0.5	16	>64	(1)	8	16

(1)	“>” indicates the highest concentration tested.

Key Typical Pathogens—CABP

	MIC90 (ug/ml)
Organism (Number of Isolates)	Omadacycline	Ceftriaxone		Linezolid		Levofloxacin	Vancomycin	Amox- Clav	Azithromycin
Staphylococcus aureus (MRSA) (111)	0.25	>64	(1)	4		>8	1	>8	>8
Streptococcus pneumoniae, PRSP (51)	0.12	2		2		1	1	8	>4	(1)
Haemophilus influenzae (105)	1	0.008		N/A	(2)	0.03	N/A	1	4
Moraxella catarrhalis (105)	0.25	1		N/A		0.06	N/A	0.25	0.06

(1)	“>” indicates the highest concentration tested.
(2)	“N/A” indicates that the antibiotic is not indicated against this organism and/or has no useful therapeutic activity.

Key Atypical Pathogens—CABP

	MIC90 (ug/ml)
Organism (Number of Isolates)	Omadacycline	Ceftriaxone		Linezolid	Moxifloxacin		Vancomycin	Amox- Clav	Azithromycin
Legionella pneumophila (25)	0.25	N/A	(1)	N/A	<0.03	(2)	N/A	N/A	0.5

(1)	“N/A” indicates that the antibiotic is not indicated against this organism and/or has no useful therapeutic activity.
(2)	“<” indicates the lowest concentration tested.

Key Pathogens—cUTI

	MIC90 (ug/ml)
Organism (Number of Isolates)	Omadacycline	Ceftriaxone		Linezolid		Levofloxacin	Vancomycin	Amox- clav
Escherichia coli ESBL pos. (102)	4	128		N/A	(3)	>16	N/A	16
Staphylococcus aureus (MRSA) (111)	0.25	>64	(2)	4		>8	1	>8
CoNS, MR (114)(1)	1	>64		2		>8	2	8
Enterococcus species (310)	0.25	>64		4		>8	>32	>8

(1)	CoNS, MR: Coagulase-negative Staphylococcus species (not S. aureus), methicillin resistant.
(2)	“>” indicates the highest concentration tested.
(3)	“N/A” indicates that the antibiotic is not indicated against this organism and/or has no useful therapeutic activity.

WC3035 Novel Oral Tetracycline for Acne and Rosacea

Overview

WC3035 is a novel next generation tetracycline that Paratek designed specifically for dermatological use. Paratek licensed U.S. rights to WC3035 for the treatment of acne and rosacea to Warner Chilcott, now Actavis, which funds all U.S. development costs for this program. In exchange for license rights, Paratek earns milestone payments upon the achievement of development and regulatory progress, of which more than $20 million remain to be achieved, and a royalty on eventual net sales, if any. Paratek retains commercialization rights outside of the United States, which are available for licensing to other partners in key international markets, such as the European Union and Japan. Actavis completed a Phase 2 clinical trial in early 2013 of WC3035 for the treatment of acne, the results of which have not yet been published; Paratek anticipates that the product candidate will enter a Phase 3 clinical trial in 2014. Actavis may also elect to advance the development of WC3035 for the treatment of rosacea. Actavis recently acquired Forest Laboratories, Inc. Paratek believes the combined entities will be conducting an internal review of their combined programs, the results of which may affect the development program for product candidate WC3035. Please see “Risk Factors—Risks Related to Paratek’s Business—The success of Paratek’s business may be dependent on the actions of Paratek’s collaborative partners.”

Market

Both acne and rosacea can be disfiguring conditions with significant social and medical costs. According to the Italian Journal of Public Health, the United States market for drugs to treat acne and rosacea is believed to exceed $1 billion annually. In recent years, more than $1.3 billion was spent annually in the United States for various oral formulations of doxycycline or minocycline to treat these conditions.

The most common oral treatments prescribed by dermatologists are tetracycline derivatives, which dermatologists widely accept as a first-line therapy for moderate-to-severe acne. A common side effect associated with the use of any broad-spectrum antibacterial agent is gastrointestinal upset and antibiotic associated infections caused by the destruction of the normal bacterial flora. In addition, Paratek believes there is a growing concern and awareness of the development of antibiotic resistant bacteria from the heavy use of broader-spectrum antibiotics, such as the older generation tetracyclines, when broad-spectrum antibacterial therapy is not necessary. Similarly, for patients with severe acne, Paratek believes that oral retinoid drugs are the leading option, but these drugs are not universally effective and also can carry potentially serious side effects. Therefore, Paratek believes there is an unmet need for an improved tetracycline for this market.

Rosacea affects primarily middle-aged adults, more often women than men, and results in chronic flushing and inflammation of the skin and is prominent on the face. There is no known cure for rosacea, but a number of oral antibiotics and anti-inflammatory drugs have been used to treat it. While a variety of treatments have been employed in the treatment of patients with rosacea, including topical and systemic antibiotics and topical corticosteroids, Paratek is not aware of any treatment that has been shown to be consistently effective.

Development

In the treatment of acne and rosacea, Paratek believes that a new product that targets a narrower spectrum of bacterial types, including Propionibacterium acnes, which is a key bacterium associated with acne, would offer advantages over the existing therapies, including older tetracycline derivatives. As compared to existing tetracyclines being used for the treatment of acne and rosacea, preclinical studies suggest that WC3035 may have an improved profile that includes a narrow spectrum of antibacterial activity, oral bioavailability, anti-inflammatory activity and favorable PK properties.

Other Product Candidates

In addition to omadacycline and WC3035, Paratek has discovered and developed a series of product candidates through to proof of concept stage in animal models. Some of these “next generation”, tetracycline-derived, novel molecular entities were designed to utilize the recognized immune-modulation, anti-inflammatory and other properties of the tetracycline class. These research stage programs include potential product candidates for multiple sclerosis (“MS”), spinal muscular atrophy (“SMA”), systemic inflammatory diseases such as rheumatoid arthritis (“RA”) and inflammatory bowel diseases (“IBD”), and an oral narrow-spectrum tetracycline-derived compound with activity against C. difficile in vitro and in a rodent model of C. difficile associated diarrhea (“CDAD”). Paratek does not currently plan to fund or develop these programs further.

Paratek’s Commercialization Strategy

Assuming approval from regulatory authorities, Paratek currently intends to market omadacycline as a first-line empiric monotherapy that will be commercialized worldwide for the treatment of serious community-acquired bacterial infections. Paratek retains worldwide commercial rights to omadacycline. In the United States, Paratek continues to reserve the right to either commercialize omadacycline alone, through one or more pharmaceutical companies that have established commercial capabilities or some combination thereof.

Paratek may seek to partner omadacycline in the European Union, which has similarly seen an increase in serious community-acquired bacterial infections. Paratek believes that there is a similar rapidly growing need in other markets throughout the world, including established Asian markets such as Japan, Korea and Taiwan, as well as emerging markets, such as China, Russia, South America and India. Paratek envisions expansion of omadacycline to these markets through partnerships following the commercialization of omadacycline in the United States.

Paratek licensed U.S. rights to Warner Chilcott, now Actavis, to develop and commercialize its WC3035 product candidate for the treatment of acne and rosacea. Paratek may seek to partner its other programs in a similar manner and leverage the existing development and commercialization infrastructure of its partners to commercialize these product candidates.

Competition

Paratek’s potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic drug companies. Paratek believes that its product candidates offer key potential advantages over competitive products that could enable its product candidates, if approved, to capture meaningful market share from Paratek’s competitors.

If approved by the FDA, omadacycline will compete with other antibiotics in the serious bacterial skin infection market. These include generic vancomycin, linezolid, sold under the brand name Zyvox by Pfizer Inc.; daptomycin, sold under the brand name Cubicin by Cubist Pharmaceuticals, Inc.; dalbavancin, recently approved and marketed by Durata Therapeutics, Inc. as Dalvance; tedizolid, marketed as Sivextro by Cubist Pharmaceuticals, Inc.; oritavancin, recently approved and marketed by The Medicines Company as Orbactiv; quinupristin/dalfopristin, sold under the brand name Synercid by Pfizer, Inc.; tigecycline, sold under the brand name Tygacil by Pfizer Inc.; telavancin, sold as Vibativ by Theravance, Inc.; ceftaroline, sold under the brand name Teflaro by Forest Laboratories, Inc.; and generic trimethoprim/sulfamethoxazole. Further, Paratek expects that product candidates currently in Phase 3 development, or that could enter Phase 3 development in the near future, may represent significant competition if approved. These include ceftobiprole, under development by

Basilea Pharmaceutica AG and approved in Canada and Switzerland; radezolid and delafloxacin under development by Melinta Therapeutics; BC-3781, under development by Nabriva Therapeutics AG; JNJ-Q2, under development by Furiex Pharmaceuticals, Inc.; and eravacycline under development by Tetraphase Pharmaceuticals. If approved by the FDA, omadacycline will also compete with other antibiotics in the community-acquired pneumonia market. These include azithromycin, sold under the brand names Zithromax and Z-PAK by Pfizer Inc. and available as a generic; clarithromycin, sold under the brand name Biaxin by Abbott Laboratories and available as a generic; moxifloxacin, sold under the brand name Avelox by Bayer AG; levofloxacin, sold under the brand name Levaquin by Johnson & Johnson and available as a generic; tigecycline, sold under the brand name Tygacil by Pfizer Inc.; linezolid, sold under the brand name Zyvox by Pfizer Inc.; ceftriaxone, sold under the brand name Rocephin by F. Hoffman-La Roche Ltd and available as a generic; and ceftaroline, sold under the brand name Teflaro by Forest Laboratories, Inc. Paratek is also aware of various drugs that are or may eventually be under development for the treatment of CABP, including BC-3781, under development by Nabriva Therapeutics AG; delafloxacin, under development by Melinta Therapeutics; solithromycin, under development by Cempra , Inc.; and JNJ-Q2, under development by Furiex Pharmaceuticals, Inc. In the cUTI indications a number of competitors exist. Generic potential competitors include levofloxacin, ciprofloxacin, trimethoprim/sulfamethoxazole, ceftriaxone and amoxicillin/clavulanic acid. Several branded injectable only antibiotics are also used in hospitals, including imipenem/cilastatin, piperacillin/tazobactam and gentamicin. Only a few companies are developing new oral antibiotics for the treatment of cUTI infections, including eravacycline by Tetraphase and finafloxacin by MerLion.

Many of Paratek’s potential competitors have substantially greater financial, technical and human resources than Paratek does, as well as greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Paratek’s competitors’ drugs may be more effective, or more effectively marketed and sold, than any product candidate Paratek may commercialize and may render its product candidates obsolete or non-competitive before Paratek can recover the expenses of their development and commercialization. Paratek anticipates that it will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases Paratek is targeting could render its product candidates non-competitive or obsolete.

Manufacturing

Paratek does not own or operate current Good Manufacturing Practices (“cGMP”) manufacturing facilities for the production of any of its product candidates, nor does Paratek have plans to develop its own manufacturing operations in the foreseeable future. Paratek generally develops the initial synthesis routes for its compounds and partners with third-party manufacturers to scale-up and develop these processes, analytical methods and formulations. Paratek’s product candidates have to date been organic compounds of low molecular weight, commonly referred to as small molecules. They are manufactured in synthetic processes from starting materials that have to date been generally available. Paratek currently relies on a small number of third-party contract manufacturers for all of its required raw materials, drug substance and finished product for its preclinical research and clinical trials. Paratek does not have long-term agreements with any of these third parties. Paratek also does not have any current contractual relationships for the manufacture of commercial supplies of any of its product candidates should they be approved. If any of Paratek’s products are approved by any regulatory agency, Paratek intends to enter into agreements with third-party contract manufacturers for the commercial production of those products.

For omadacycline, the manufacturing process has been refined to commercial scale, and Paratek has produced stable IV and oral formulations. Paratek has identified qualified commercial manufacturers for omadacycline, and Paratek intends to use those manufacturers to complete process validation in support of potential market authorization filing, approval and launch.

Intellectual Property

The proprietary nature of, and protection for, Paratek’s proprietary drug development platform, its product candidates and its discovery programs, processes and know-how are important to its business. Paratek seeks patent protection in the United States and internationally for areas such as composition of matter and the chemistries which allow for the synthesis of novel substituted tetracycline compounds which exhibit significant antibacterial and/or anti-inflammatory activity, and any other technology to which Paratek has rights, where available and when appropriate. Paratek’s policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of its business. Paratek also relies on trade secrets that may be important to the development of its business.

Paratek’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of its proprietary technologies and compounds, its current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Paratek’s ability to stop third parties from making, using, selling, offering to sell or importing its products and technology depends on the extent to which Paratek has rights under valid and enforceable patents or trade secrets that cover these activities. Paratek cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can Paratek be sure that any of its existing patents or any patents that may be granted to it in the future will be commercially useful in protecting its technology. For this and more comprehensive risks related to Paratek’s intellectual property, please see “Risk Factors—Risks Related to Paratek’s Intellectual Property.”

Omadacycline

The patent portfolio for omadacycline is directed to cover compositions of matter, formulations, manufacturing methods and methods of use. It includes issued U.S. patents, pending U.S. patent applications and corresponding foreign national or regional counterpart patents or applications. The patents and patent applications covering omadacycline include patents and patent applications owned by Paratek. In some corresponding foreign patents and patent applications, omadacycline is covered along with other compounds in patents and patent applications that are owned jointly by Paratek and Tufts University (“Tufts”) that are subject to a license agreement Paratek has with Tufts. The issued composition of matter patent in the United States (U.S. Patent No. 7,553,828), if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, is expected to expire in 2023. Paratek believes that an additional term of up to five years for one of its omadacycline patents may result from the patent term extension provision of the Hatch-Waxman Amendments of 1984 (“Hatch-Waxman Amendments”). Omadacycline has received QIDP designation under the GAIN Act. This may provide an additional 5 years of market exclusivity after patent expiration layered with protection provided by the Hatch-Waxman Amendments. Paratek expects that the other patents and patent applications in this portfolio, if issued, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, would expire between 2021 and 2029, excluding any additional terms from patent term adjustments or patent term extensions under the Hatch-Waxman Amendments.

WC3035

The patent portfolio for Paratek’s acne and rosacea program is directed to cover compositions of matter and methods of use. It includes issued U.S. Patent No. 8,318,706 and issued U.S. Patent No. 8,513,223 and corresponding foreign national or regional counterpart applications. The composition of matter patent (U.S. Patent No. 8,318,706), if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, is expected to expire in 2031. Paratek believes that an additional term of up to five years for one of its patents may result from the patent term extension provision of the Hatch-Waxman Amendments. Paratek expects that the patent applications in this portfolio, if issued as patents, and if the appropriate maintenance, renewal, annuity, or other governmental fees are paid, would expire in 2031, excluding any additional term from any patent term extension.

Trade Secrets

In addition to patents, Paratek relies on trade secrets and know-how to develop and maintain its competitive position. Trade secrets and know-how can be difficult to protect. Paratek seeks to protect its proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect Paratek’s proprietary information and, in the case of the invention assignment agreements, to grant Paratek ownership of technologies that are developed through a relationship with a third party. Paratek also seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining physical security of its premises and physical and electronic security of its information technology systems.

Trademarks

Further, Paratek seeks trademark protection in the United States where available and when appropriate. Paratek has registered the service marks PARATEK and PARATEK PHARMACEUTICALS & DESIGN, which Paratek uses in connection with its pharmaceutical research and development as well as its product candidates. The PARACYCLINE mark is registered in the European Union and Japan. In addition, Paratek has registered the service mark THE ANTIBIOTIC RESISTANCE COMPANY in the European Union and Japan, which may be used in connection with the research and development of pharmaceuticals, drugs and antibiotics and the test, evaluation research and development of antibiotics and other pharmaceutical products, respectively.

Collaborations, License Agreements and Other External Sources of Funding

Paratek’s commercial strategy is to partner with established pharmaceutical companies to develop and market products for the larger “community” markets, while retaining certain rights to products aimed at concentrated markets, such as hospital-based products, in the United States where Paratek may seek to participate in development and commercialization. Through its collaborations, Paratek may receive approximately $20 million in milestone achievement payments in the coming years as its products progress.

Actavis

In July 2007, Paratek entered into a collaborative research and license agreement with Warner Chilcott, which has since been acquired by Actavis, under which Paratek granted an exclusive license to research, develop and commercialize tetracycline products for use in the United States for the treatment of acne and rosacea. Under the terms of the agreement, Paratek and Actavis are responsible for, and are obligated to use, commercially reasonable efforts to conduct specified development activities for the treatment of acne, and, if requested by Actavis, Paratek may conduct certain additional development activities to the extent Paratek determines in good faith that it has the necessary resources available for such activities. Actavis has agreed to reimburse Paratek for its costs and expenses, including third-party costs, incurred in conducting any such development activities.

Under the terms of the agreement, Actavis is responsible for and is obligated to use commercially reasonable efforts to develop and commercialize tetracycline compounds that are specified in the agreement for the treatment of acne. Actavis may elect to advance the development of WC3035 for the treatment of rosacea. Paratek has agreed during the term of the agreement not to directly or indirectly develop or commercialize any tetracycline compounds in the United States for the treatment of acne and rosacea, and Actavis has agreed during the term of the agreement not to directly or indirectly develop or commercialize any tetracycline compound included as part of the agreement for any use other than as provided in the agreement.

Actavis paid Paratek an upfront fee in the amount of $4 million on the execution date of the agreement. In addition, Actavis may be required to pay Paratek an aggregate of approximately $25 million upon the achievement of specified clinical, regulatory and commercialization milestones, of which $3.4 million has already been paid. Actavis is also obligated to pay Paratek tiered royalties based on net sales of tetracycline compounds developed under the agreement. Actavis’s obligation to pay Paratek royalties for each tetracycline compound it commercializes under the agreement expires on the later of the expiration of the last to expire patent that covers the tetracycline compound in the United States and the date on which generic drugs that compete with the tetracycline compound reach a certain threshold market share in the United States.

Either Paratek or Actavis may terminate the agreement for certain specified reasons at any time after Actavis has commenced development of any tetracycline compound, including if Actavis determines that it would not be commercially viable to continue to develop or commercialize the tetracycline compound and/or that it is unlikely to obtain regulatory approval of the tetracycline compound, and, in any case, no backup tetracycline compound is in development or ready to be developed and the parties are unable to agree on an extension of the development program or an alternative course of action. Either Paratek or Actavis may terminate the agreement at will on 60 days’ notice (unless the breach relates to a payment term, which requires a 30-day notice) in the event of the uncured breach of a material term or upon the bankruptcy of the other party that is not discharged within 60 days. Upon the termination of the agreement by Actavis for Paratek’s breach, Actavis’ license shall continue following the effective date of termination, subject to the payment by Actavis of the applicable milestone and royalty payments specified in the agreement unless Paratek’s breach was with respect to certain specified obligations, in which event the obligation of Actavis to pay Paratek any further royalty or milestone payments shall terminate. Upon the termination of the agreement by Paratek for Actavis’s breach or the voluntary termination of the agreement by Actavis, Actavis’ license under the agreement will terminate.

Actavis recently acquired Forest Laboratories, Inc. Paratek believes the combined entities will be conducting an internal review of their combined programs, the results of which may affect the development program for product candidate WC3035. Please see “Risk Factors—Risks Related to Paratek’s Business—The success of Paratek’s business may be dependent on the actions of Paratek’s collaborative partners.”

Tufts University License Agreement

In February 1997, Paratek entered into a license agreement with Tufts University under which Paratek acquired an exclusive license to certain patent applications and other intellectual property of Tufts related to the drug resistance field to develop and commercialize products for the treatment or prevention of bacterial or microbial diseases or medical conditions in humans or animals or for agriculture. Paratek subsequently entered into nine amendments to that agreement to include patent applications filed after the effective date of the original license agreement, to exclusively license additional technology from Tufts, to expand the field of the agreement to include disinfectant applications, and to change the royalty rate and percentage of sublicense income paid by Paratek to Tufts under Paratek’s sublicense agreements with specified sublicensees. Paratek is obligated under the agreement to provide Tufts with annual diligence reports and a business plan and to meet certain other diligence milestones. Paratek has the right to grant sublicenses of the licensed rights to third parties, which will be subject to the prior approval of Tufts unless the proposed sublicensee meets a certain net worth or market capitalization threshold. Paratek is primarily responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents covering the intellectual property licensed to it under the agreement at Paratek’s sole expense. Paratek has the first right, but not the obligation, to enforce the licensed intellectual property against infringement by third parties.

Paratek issued Tufts 500,000 shares of its common stock on the date of execution of the agreement, and Paratek may be required to make certain payments of up to $300,000 to Tufts upon the achievement by products developed under the agreement of specified development and regulatory approval milestones. Paratek has already made a payment of $50,000 to Tufts for achieving the first milestone following commencement of the Phase 3 non-registration trial for omadacycline. Paratek is also obligated to pay Tufts a minimum royalty payment in the amount of $25,000 per year, if Paratek does not sponsor at least $100,000 of research at Tufts in such year. In the past, Paratek has opted to satisfy its minimum royalty obligations to Tufts by providing an equivalent amount of sponsored research or receiving a waiver from Tufts with respect to such obligations. Paratek expects that it will satisfy its future minimum royalty obligations to Tufts by making an annual royalty payment of $25,000 to Tufts.

In addition, Paratek is obligated to pay Tufts royalties in the single digits based on gross sales of products, as defined in the agreement. If Paratek enters into a sublicense under the agreement, Paratek will be obligated to pay Tufts a percentage of the license maintenance fees or sublicense issue fees paid to Paratek by the sublicensee and the lesser of a percentage of the royalty payments made to it by the sublicensee or the amount of royalty payments that would have been paid by it to Tufts if Paratek had sold the products.

Unless terminated earlier, the agreement will expire at the same time as the last-to-expire patent in the patent rights licensed to Paratek under the agreement. Tufts has the right to terminate the agreement upon 30 days’ notice should Paratek fail to make a material payment under the agreement, commit a material breach of the agreement, or if, after Paratek has started to commercialize a product under the agreement, Paratek ceases to carry on its business for a period of 90 consecutive days. Paratek has the right to terminate the agreement at any time upon 180 days’ notice to Tufts. Tufts has the right to convert Paratek’s exclusive license to a non-exclusive license if Paratek does not commercialize a product licensed under the agreement within a specified time period.

Grant Funding

As Paratek has received funding for its SMA program from the National Institutes of Health, inventions conceived or first actually reduced to practice during the performance of the research project are subject to the rights and limitations of certain federal statutes and various implementing regulations known generally and collectively as the Bayh-Dole Requirements. As a funding recipient, Paratek has been subject to certain invention reporting requirements and certain limitations are placed on its assignment of the invention rights. In addition, the federal government retains a non-exclusive, irrevocable, paid-up license to practice the invention and, in exceptional cases, the federal government may seek to take title to the invention.

Past Collaborations

Novartis

In September 2009, Paratek entered into a license and collaboration agreement with Novartis for the co-development and commercialization of omadacycline, which included a $70 million upfront payment, future development and sales milestone payments and future royalty payments, depending on the success of omadacycline. Under the agreement, Novartis was to have led development activities for omadacycline, and Paratek was to have co-developed omadacycline and contributed a share of its development expense.

The agreement provided that Novartis would bear the majority of all direct development costs incurred in connection with omadacycline and would assume all responsibility for the manufacturing of omadacycline. The agreement provided Novartis with a global, exclusive patent license for the development, manufacturing and marketing of omadacycline.

Novartis had the right to terminate the agreement without cause upon providing sixty days’ advance written notice. Novartis provided Paratek with a notice of intent to terminate the agreement on June 29, 2011, and the termination became effective sixty days later. While Novartis terminated the agreement without cause, Novartis indicated that it elected to terminate the agreement due to the then-existing delays and uncertainties Paratek was experiencing at that time in connection with the regulatory pathway for approval of omadacycline in two core indications, ABSSSI and CABP.

In January 2012, Paratek and Novartis entered into a letter agreement (the “Novartis Letter Agreement”) in which Paratek reconciled shared development costs and expenses and granted Novartis a right of first negotiation with respect to commercialization rights of omadacycline following approval of omadacycline from the FDA, EMA or any regulatory agency, but only to the extent that Paratek has not previously granted such commercialization rights for omadacycline to another third party as of any such approval.

Pursuant to the reconciliation of development costs and expenses, Paratek agreed to pay Novartis approximately $2.9 million on June 30, 2012. In June 2014, Novartis agreed to convert the full amount of development cost share plus any accrued interest into a 0.25% royalty, to be paid from initial revenues or royalties received by Paratek following the launch of omadacycline. There are no further payment obligations to Novartis.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those Paratek is developing. Paratek’s drugs must be approved by the FDA through the NDA process before they may be legally marketed in the United States.

U.S. Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act (the “FDCA”) and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statues and regulation require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements of the United States at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on Paratek. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning letters;

•	product seizures or recalls;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, restitution, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an Investigational New Drug application (“IND”), which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use, conducted in accordance with Good Clinical Practices, which are ethical and scientific quality standards and FDA requirements for conducting, recording and reporting clinical trials to assure that the rights, safety and well-being of trial participants are protected;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s safety, identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical or nonclinical testing may continue even after the IND is submitted. In addition to including the results of the preclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with current Good Clinical Practices. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol and any amendments must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently in other situations, including the occurrence of serious adverse events. An institutional review board (“IRB”) at each institution participating in the clinical trial must review and approve the protocol and any amendments before a clinical trial commences or continues at that institution, approve the information regarding the trial and the consent form that must be provided to each trial subject or his legal representative and monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. Clinical trials are initiated in a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for regulatory approval and product labeling.

Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the End of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug. If this type of discussion occurred, a sponsor may be able to request an SPA, the purpose of which is to reach agreement with the FDA on the design of the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to FDA guidance for industry on the SPA process, a sponsor which meets the prerequisites may make a specific request for a special protocol assessment and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate and that evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins, except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began. Also, if the sponsor makes any unilateral changes to the approved protocol, the agreement will be invalidated.

The recently enacted FDASIA made permanent the Pediatric Research Equity Act (“PREA”), which requires a sponsor to conduct pediatric studies for most drugs and biologicals, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original new drug applications, or NDAs, biologics license applications, or BLAs, and supplements thereto, must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. In Paratek’s End-of-Phase 2 meeting with the FDA regarding omadacycline, Paratek agreed to initiate an initial pediatric study prior to submission of the NDA because serious and resistant ABSSSI and CABP also occur in children. Omadacycline could be a useful new antibiotic for this patient population. Paratek intends to request a deferral for children under the age of nine because tetracyclines are known to cause deposits in tooth enamel leading to tooth staining in this population.

Concurrent with clinical trials, companies usually complete additional animal safety studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and the manufacturer must develop methods for testing the quality, purity and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life.

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval and issue a Complete Response Letter. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing complies with cGMP requirements to assure and preserve the product’s safety, identity, strength, quality and purity. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

The FDA may require, as a condition of approval, restricted distribution and use, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials, restrictions on direct-to-consumer advertising or commitments to conduct additional research post-approval. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Expedited Review and Approval

The FDA has various programs, including Fast Track and priority review, which are intended to expedite or simplify the process for reviewing drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development, and expedite the review of drugs to treat serious diseases and fill an unmet medical need. Priority review is designed to give drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists, an expedited review within eight months as compared to a standard review time of twelve months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review.

FDASIA includes the GAIN Act, which is intended to provide incentives for the development of new qualified infectious disease products. A new drug that is designated as a qualified infectious disease product after a request by the sponsor that is made before an NDA is submitted will be eligible, if approved, for an additional five years of exclusivity beyond any period of exclusivity to which it would have previously been eligible. In addition, a qualified infectious disease product will receive priority review and Fast Track designation. Qualified infectious disease products (QIDP) are defined as antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying resistant pathogens identified by the FDA. Examples of pathogens that may be designated as a qualifying pathogen include MRSA, vancomycin-resistant Enterococcus and multi-drug resistant gram-negative bacteria. Omadacycline (both oral and IV formulations) has been designated as a QIDP for cUTI, ABSSSI, and CABP.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of Paratek’s drugs, some of Paratek’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Paratek intends to apply for restoration of patent term for omadacycline beyond its current composition of matter expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the omadacycline NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

The FDASIA made permanent the Best Pharmaceuticals for Children Act (“BPCA”), which provides for an additional six months of marketing exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA, or a Written Request. If the Written Request does not include studies in neonates, the FDA is required to include its rationale for not requesting those studies. The FDA may request studies on approved or unapproved indications in separate Written Requests. The issuance of a Written Request does not require the sponsor to undertake the described studies. To date, Paratek has not received any Written Requests.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	drug sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

•	complying with certain electronic records and signature requirements; and

•	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP requirements and other laws.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect Paratek’s business and its products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Other Healthcare Laws

Paratek may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which Paratek conducts its business. Such laws include, without limitation, state and federal anti-kickback, false claims, false statements, civil monetary penalties, privacy and security and transparency laws.

The number and complexity of both federal and state laws continues to increase, and additional governmental resources are being added to enforce these laws and to prosecute companies and individuals who are believed to be violating them. While it is too early to predict what effect these changes will have on the business of Paratek, Paratek anticipates that government scrutiny of pharmaceutical sales and marketing practices will continue for the foreseeable future and subject it to the risk of government investigations and enforcement actions. If Paratek’s operations are found to be in violation of any of such laws or any other governmental regulations that apply to it, Paratek may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of Paratek’s operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect Paratek’s ability to operate its business and financial results.

Foreign Regulation

In addition to regulations in the United States, Paratek will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products. Whether or not Paratek obtains FDA approval for a product, Paratek must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, before Paratek may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicinal products produced by biotechnology or those medicinal products containing new active substances for specific indications such as the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, viral diseases and designated orphan medicines, and is optional for other medicines which are highly innovative. Under the centralized procedure, a marketing application is submitted to the European Medicines Agency where it will be evaluated by the Committee for Medicinal Products for Human Use and a favorable opinion typically results in the grant by the European Commission of a single marketing authorization that is valid for all European Union member states within 67 days of receipt of the opinion. The initial marketing authorization is valid for five years, but once renewed is usually valid for an unlimited period. The decentralized procedure provides for approval by one or more “concerned” member states based on an assessment of an application performed by one member state, known as the “reference” member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of Paratek’s products will depend, in part, on the extent to which its products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover Paratek’s product candidates could reduce physician utilization of Paratek’s products once approved. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Paratek to maintain price levels sufficient to realize an appropriate return on Paratek’s investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require Paratek to provide scientific and clinical support for the use of Paratek’s products to each payor separately and will be a time-consuming process.

These third-party payors are increasingly reducing reimbursements for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Paratek’s net revenue and results. Decreases in third-party reimbursement for Paratek’s product candidates or a decision by a third-party payor to not cover Paratek’s product candidates could reduce physician usage of the product candidate and have a material adverse effect on Paratek’s sales, results of operations and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Paratek receives marketing approval. However, any negotiated prices for Paratek’s products covered by a Part D prescription drug plan will likely be lower than the prices Paratek might otherwise obtain. Alternatively, Medicare beneficiaries may obtain prescription drug coverage under a Medicare Advantage plan, administered by a commercial health plan under a contract with CMS. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the HHS, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of Paratek’s product candidates if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Paratek’s product candidates. If third-party payors do not consider Paratek’s products to be cost-effective compared to other available therapies, they may not cover Paratek’s products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Paratek to sell its products on a profitable basis.

ACA is expected to have a significant impact on the health care industry. ACA requires certain manufacturers to disclose their financial relationships with physicians (and their family members) and teaching hospitals, and is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. Paratek cannot predict the impact of ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, although the U.S. Supreme Court recently upheld the constitutionality of most of ACA, some states have stated their intentions to not implement certain sections of ACA and some members of Congress are still working to repeal ACA. These challenges add to the uncertainty of the changes enacted as part of ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Paratek’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Legal Proceedings

Paratek is not currently a party to any material legal proceedings.

Facilities

Paratek’s headquarters are located in Boston, Massachusetts, where Paratek occupies approximately 15,088 square feet of office space under a lease that expires in 2016. Paratek believes that its facilities are sufficient to meet its current needs and that suitable additional space will be available as and when needed.

Employees

As of June 30, 2014, Paratek had 11 full-time employees, six of whom were primarily engaged in research and development activities. A total of four employees have an M.D. or Ph.D. degree. None of Paratek’s employees are represented by a labor union, and Paratek considers its employee relations to be good.

TRANSCEPT MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of Transcept” in this proxy statement/prospectus/information statement and the consolidated financial statements of Transcept and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Transcept financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Transcept operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Transcept” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Transcept as of the date hereof, and Transcept assumes no obligation to update any such forward-looking statement.

Company Overview

Transcept is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience. Transcept has one commercial product, Intermezzo® (zolpidem tartrate) sublingual tablet C-IV for the treatment of insomnia related to middle-of-the-night awakenings, and has recently assigned its rights to its former product candidate, TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (DHE) as the active drug, to SNBL in exchange for a portion of certain future net revenue received by SNBL, up to an aggregate of $2.0 million, pursuant to the SNBL Termination Agreement.

Recent Events

On June 30, 2014, Transcept, Merger Sub, Acquisition Sub and Paratek entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Paratek, with Paratek becoming a wholly-owned subsidiary of Transcept and the surviving corporation of the merger and (ii) immediately following the merger, the surviving corporation will merge with and into Acquisition Sub with Acquisition Sub surviving as the surviving company in the second merger. The merger and the second merger are intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Paratek common stock will be converted into the right to receive 0.81 shares of Transcept common stock, subject to the payment of cash in lieu of any fractional shares. Immediately following the effective time of the merger, Paratek stockholders are expected to own approximately 89.6% of the outstanding capital stock of Transcept.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by Transcept stockholders and Paratek stockholders. The Merger Agreement contains certain termination rights for both Transcept and Paratek, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6.3 million.

At the effective time of the merger, the board of directors of Transcept is expected to consist of a total of seven members, two of whom will be designated by Transcept and five of whom will be designated by Paratek.

Pursuant to the terms of the Merger Agreement, prior to the closing of the merger, Transcept is expected to make a dividend to its stockholders of certain assets, including excess cash (as calculated in accordance with the Merger Agreement), the right to receive certain royalty income received by Transcept pursuant to the Purdue License Agreement, the right to receive certain payments received by Transcept pursuant to the SNBL Termination Agreement and the right to receive the cash proceeds (net of certain fees and expenses) of any sale of Intermezzo which are received prior to the two-year anniversary of the closing of the merger or which are received pursuant to a definitive agreement relating to such sale which is entered into during such period, as well as the amount, if any of the $3 million Intermezzo expense reserve deposited at closing which is remaining following the second anniversary of the closing date.

Concurrent with the execution of the Merger Agreement, Transcept made a bridge loan to Paratek in the principal amount of $3.5 million. In the event that the transaction does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the merger continues to be pending and the Merger Agreement has not been terminated. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan.

In accordance with the terms of the Merger Agreement, (i) the officers, directors and certain stockholders holding approximately 43% of the outstanding capital stock of Transcept have each entered into a support agreement with Paratek, and (ii) the officers, directors and certain stockholders of Paratek holding sufficient shares of the outstanding capital stock of Paratek necessary to adopt the Merger Agreement have each entered into a support agreement with Transcept. These support agreements place certain restrictions on the transfer of the shares of Transcept and Paratek held by the respective signatories thereto and covenants on the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the merger.

Prior to Paratek’s entry into the Merger Agreement, Paratek entered into the Subscription Agreement with certain current stockholders of Paratek and certain new investors in Paratek pursuant to which Paratek agreed to sell, and the purchasers listed therein agreed to purchase, an aggregate of 119,537,275 shares of Paratek common stock at a purchase price of $0.778 per share prior to the closing of the merger for an aggregate purchase price of approximately $93.0 million. The merger is conditioned upon the closing of the financing contemplated by the Subscription Agreement. The closing of the financing is in turn conditioned upon, among other things, each of the conditions to the consummation of the merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing.

On September 19, 2014 Transcept entered into the SNBL Termination Agreement pursuant to which, among other things, the License Agreement was terminated and Transcept assigned all of its rights, interest and title to the TO-2070 assets to SNBL in exchange for a portion of certain future net revenue received by SNBL as set forth in the SNBL Termination Agreement, up to an aggregate of $2.0 million.

Strategic Initiatives and Process

In 2013, Transcept engaged Leerink, as a financial and strategic advisor, to explore a range of alternatives to enhance stockholder value, including but not limited to business combination and/or partnership opportunities as well as a distribution of a significant amount of cash to stockholders, and dissolution of the Company. After identifying and evaluating several opportunities together with its strategic advisor, in June 2014, prior to the execution of the Merger Agreement, Transcept distributed $1.33 in cash for each outstanding share of its common stock, equal to approximately $25.4 million in the aggregate, to its stockholders by way of a special distribution. Subsequently in June 2014, Transcept entered into the Merger Agreement with Paratek, as further discussed elsewhere in this proxy statement/prospectus/information statement.

In connection with its strategic process, Transcept has implemented operating cost reductions and organizational restructuring, including a recent reduction in its workforce, to reduce overall cash burn and facilitate the pursuit of strategic initiatives. Transcept continues to work with Purdue Pharma, its U.S. marketing partner for Intermezzo, to develop and implement strategies to maximize the value of Intermezzo. For additional information regarding Transcept’s pursuit of opportunities to sell Intermezzo, please see the section entitled “Agreements Related to the Merger—Pre-Closing Dividend Assets and Rights” in this proxy statement/prospectus/information statement.

Intermezzo® (zolpidem tartrate) sublingual tablet C-IV

The first approved product of Transcept, Intermezzo (zolpidem tartrate) sublingual tablet, is a sublingual formulation of zolpidem approved for use as needed for the treatment of insomnia when a middle-of-the-night awakening is followed by difficulty returning to sleep. Intermezzo is the first and only sleep aid approved by the FDA for this indication.

In July 2009, Transcept entered into the Purdue License Agreement that grants an exclusive license to Purdue Pharma to commercialize Intermezzo in the United States and pursuant to which:

•	Purdue Pharma paid Transcept a $25.0 million non-refundable license fee in August 2009;

•	Purdue Pharma paid Transcept a $10.0 million non-refundable intellectual property milestone in December 2011 when the first of two issued formulation patents was listed in the FDA’s Orange Book;

•	Purdue Pharma paid Transcept a $10.0 million non-refundable intellectual property milestone in August 2012 when the first of two issued method-of-use patents was listed in the FDA’s Orange Book;

•	Transcept transferred the Intermezzo NDA to Purdue Pharma, and Purdue Pharma is obligated to assume the expense associated with maintaining the NDA and further development of Intermezzo in the United States, including any expense associated with post-approval studies;

•	Purdue Pharma is obligated to commercialize Intermezzo in the United States at its expense using commercially reasonable efforts;

•	Purdue Pharma is obligated to pay Transcept tiered base royalties on net sales of Intermezzo in the United States ranging from the mid-teens up to the mid-20% level. The base royalty is tiered depending upon the achievement of certain fixed net sales thresholds by Purdue Pharma, which net sales levels reset each year for the purpose of calculating the royalty; and

•	Purdue Pharma is obligated to pay Transcept up to an additional $70.0 million upon the achievement of certain net sales targets for Intermezzo in the United States.

Transcept has retained an option to co-promote Intermezzo to psychiatrists in the United States. The option can be exercised as late as August 2015. Transcept may begin promotion to psychiatrists 8 to 15 months after option exercise. The exact timing of when Transcept begins promoting to psychiatrists is determined by the calendar month in which the option exercise notice is delivered to Purdue Pharma. If Transcept exercises the co-promote option and enters the marketplace, it is entitled to receive an additional co-promote royalty from Purdue Pharma on net sales that are generated by psychiatrist prescriptions. Had Transcept chosen to exercise the option as soon as it was eligible, it could have begun promoting to psychiatrists in May 2013 and received a co-promote royalty of 40%. The co-promote royalty rate declines on a straight-line basis to approximately 22% if Transcept does not begin promoting to psychiatrists until November 2016, at which time the right to co-promote expires. Net sales qualifying for this additional co-promote royalty are limited by an annual cap of 15% of total Intermezzo annual net sales in the United States. The co-promote option cannot be transferred to a third party, except under a limited circumstance at the discretion of Purdue Pharma.

Purdue Pharma has the right to terminate the Purdue License Agreement at any time upon advance notice of 180 days. The Transcept co-promote option may also be terminated by Purdue Pharma upon the acquisition of Transcept by a third party or in the event of entry of generic competition to Intermezzo. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry of generic competition to Intermezzo. The Purdue License Agreement expires on the later of 15 years from the date of first commercial sale in the United States or the expiration of patent claims related to Intermezzo. The Purdue License Agreement is also subject to termination by Purdue Pharma in the event of FDA or governmental action that materially impairs Purdue Pharma’s ability to commercialize Intermezzo or the occurrence of a serious event with respect to the safety of Intermezzo. The Purdue License Agreement may also be terminated by Transcept upon Purdue Pharma commencing an action that challenges the validity of Intermezzo related patents. Transcept also has the right to terminate the Purdue License Agreement immediately if Purdue Pharma is excluded from participation in federal healthcare programs. The Purdue License Agreement may also be terminated by either party in the event of a material breach by or insolvency of the other party. Purdue Pharma holds the right to negotiate for the commercialization of Intermezzo in Mexico and Transcept has retained rights to commercialize Intermezzo in the rest of the world.

Royalty revenue during 2013 was offset by the Company’s contribution to Purdue Pharma’s 2013 national DTC advertising campaign, including digital, print and television advertising to support Intermezzo commercialization. For the three and six months ended June 30, 2013, the offset to revenue totaled $0.3 million and $6.6 million, respectively. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue during 2014.

TO-2070: a Developmental Product Candidate for Migraine Treatment

In September 2013, Transcept entered into the License Agreement with SNBL, pursuant to which SNBL granted it an exclusive worldwide license to commercialize SNBL’s proprietary nasal drug delivery technology to develop TO-2070. Under the License Agreement, Transcept was required to fund, lead and be responsible for product development, preparing and submitting regulatory filings and obtaining and maintaining regulatory approval with respect to TO-2070. Pursuant to the License Agreement, Transcept incurred an upfront nonrefundable technology license fee of $1.0 million, and it was also obligated to pay:

•	up to $6.5 million upon the occurrence of certain development milestones, including NDA approval of TO-2070 by the FDA,

•	up to $35.0 million in commercialization milestone payments tied to the achievement of specified annual sales levels of TO-2070, and

•	tiered, low double-digit royalties on annual net sales of TO-2070.

On September 19, 2014 Transcept entered into the SNBL Termination Agreement pursuant to which, among other things, the License Agreement was terminated and Transcept assigned all of its rights, interest and title to the TO-2070 assets to SNBL in exchange for a portion of certain future net revenue received by SNBL as set forth in the SNBL Termination Agreement, up to an aggregate of $2.0 million.

Net Loss and Profitability

Transcept has incurred net losses since inception as it has devoted substantially all of its resources to research and development, including contract manufacturing and clinical trials. As of June 30, 2014, Transcept had an accumulated deficit of $145.7 million. Its net loss for the six months ended June 30, 2014 and 2013 was $6.1 million and $17.2 million, respectively. Its net loss for the years ended December 31, 2013, 2012, and 2011 was $27.4 million, $12.0 million, and $3.9 million, respectively. As of June 30, 2014, Transcept had cash, cash equivalents, and marketable securities of $43.4 million and working capital of $41.8 million.

Prior to the fourth quarter of 2011, the only source of revenue to Transcept has been the receipt in August 2009 of a $25.0 million non-refundable license fee received pursuant to the Purdue License Agreement. During each of 2011 and 2012, Transcept received $10.0 million in intellectual property milestone payments and during 2012, it began receiving royalty revenue pursuant to the Purdue License Agreement.

The ability of Transcept to generate additional near term revenue is dependent upon its ability to license the development and commercialization of Intermezzo outside the United States and the receipt of milestone and royalty payments under its Purdue License Agreement.

Intermezzo and any other product candidates approved for commercial use may never achieve market acceptance and may face competition from both generic and branded pharmaceutical products.

Financial Operations Overview

Net Revenue

Transcept began earning royalty revenue upon commercial launch of Intermezzo in April 2012. Royalty revenue earned during the three and six months ended June 30, 2014 was $0.4 million and $0.8 million, respectively. Royalty revenue earned during the three and six months ended June 30, 2013 was $0.5 million and $1.0 million, respectively. Royalty revenue is derived from net sales of Intermezzo generated by Purdue Pharma to wholesalers. Royalty revenue during the three and six months ended June 30, 2013 was offset by $0.3 million and $6.6 million, respectively, related to a $10.0 million contribution by Transcept in December 2012 to the Intermezzo DTC advertising campaign. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue during 2014.

Research and Development Expense

Research and development expense represented approximately 16% and 13% of the total operating costs for the six months ended June 30, 2014 and 2013, respectively and 19% and 25% of total operating expenses for the six months ended June 30, 2014 and 2013, respectively. Research and development costs are expensed as incurred. Research and development expense consists of expenses incurred in identifying, researching, developing and testing product candidates. These expenses primarily consist of the following:

•	salaries, benefits, travel and related expense for personnel associated with research and development activities;

•	fees paid to professional service providers for services related to the conduct and analysis of pre-clinical and clinical trials;

•	contract manufacturing costs for formulations used in clinical trials and pre-commercial manufacturing and packaging costs;

•	fees paid to consultants to evaluate product in-licensing or acquisition opportunities, to advise Transcept on the development of internally generated new product concepts, to development of TO-2070 and the wind down of TO-2061;

•	laboratory supplies and materials;

•	depreciation of equipment; and

•	allocated costs of facilities and infrastructure.

General and Administrative Expense

General and administrative expense consists primarily of salaries and related expense for personnel in executive, marketing, finance and accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services.

Results of Operations

Comparison of the Three Months Ended June 30, 2014 and 2013

The following table summarizes results of operations with respect to the items set forth below for the three months ended June 30, 2014 and 2013, in thousands, together with the percentage change in those items.

	Three months ended June 30,
	2014	2013	Favorable (Unfavorable)	% Change
Net revenue	$362	$198	$164	83%
Research and development expense	585	898	313	35%
General and administrative expense	3,079	3,030	(49)	2%
Goodwill impairment	—	2,962	2,962	100%

Net Revenue

Royalty revenue was $0.4 million and $0.5 million for the three months ended June 30, 2014 and June 30, 2013, respectively. Royalty revenue during 2013 was offset by the Company’s contribution to Purdue Pharma’s 2013 national DTC advertising campaign to support Intermezzo commercialization. For the three months ended June 30, 2013, the offset to revenue totaled $0.3 million. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue during 2014.

Research and Development Expense

Research and development expense decreased 35% to $0.6 million for the three months ended June 30, 2014 from $0.9 million for the comparable period in 2013. The decrease of approximately $0.3 million is primarily attributable to reductions in our research and development operations, including significant reductions in headcount.

General and Administrative Expense

General and administrative expense increased slightly between periods due to increased professional fees, primarily associated with Intermezzo ANDA litigation and merger-related expenses, partially offset by significant reductions in headcount.

Goodwill Impairment

We recorded a goodwill impairment charge of $3.0 million during the three months ended June 30, 2013. During the second quarter of 2013, several events occurred which indicated that the carrying amount of goodwill exceeded the fair value of the reporting unit, including:

•	the approximately 30% decline in Intermezzo prescriptions at June 30, 2013 from the peak of the DTC advertising campaign, which was substantially completed in April 2013; and

•	the May 2013 termination by Purdue of 90 contract sales representatives dedicated exclusively to promoting Intermezzo, resulting in reliance solely on Purdue’s existing analgesics sales force of approximately 525 sales representatives.

As a result of these factors, we experienced a 37% decline in our stock price during the quarter ended June 30, 2013. The decline in stock price resulted in a market capitalization of approximately $56.7 million at June 30, 2013 which, when compared to our stockholders’ equity of $79.9 million, and in consideration of the early nature of ongoing internal research and development, the progress of new product search and evaluation efforts and the declining sales of Intermezzo, was an indication of impairment under step one of the goodwill impairment testing accounting guidance.

The impairment analysis indicated that the entire goodwill balance of $3.0 million was impaired, which was recognized during the three-months ended June 30, 2013. Transcept had not previously recognized any impairment of goodwill.

Comparison of the Six Months Ended June 30, 2014 and 2013

The following table summarizes results of operations with respect to the items set forth below for the six months ended June 30, 2014 and 2013, in thousands, together with the percentage change in those items.

	Six months ended June 30,
	2014	2013	Favorable (Unfavorable)	% Change
Net revenue	$780	$(5,632)	$6,412	114%
Research and development expense	1,293	2,741	1,448	53%
General and administrative expense	5,575	5,832	257	4%
Goodwill impairment	—	2,962	2,962	100%

Net Revenue

Royalty revenue was $0.8 million and $1.0 million for the six months ended June 30, 2014 and June 30, 2013, respectively. Royalty revenue during 2013 was offset by Transcept’s contribution to Purdue Pharma’s 2013 national DTC advertising campaign to support Intermezzo commercialization. For the six months ended June 30, 2013, the offset to revenue totaled $6.6 million. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue during 2014.

Research and Development Expense

Research and development expense decreased 53% to $1.3 million for the six months ended June 30, 2014 from $2.7 million for the comparable period in 2013. The decrease of approximately $1.4 million is primarily attributable to reductions in Transcept’s research and development operations, including significant reductions in headcount.

General and Administrative Expense

General and administrative expense decreased $0.3 million between periods due to significant reductions in staffing significantly offset by increased professional fees, primarily associated with Intermezzo ANDA litigation and merger-related expenses.

Goodwill Impairment

Transcept recorded a goodwill impairment charge of $3.0 million during the six months ended June 30, 2013. During the second quarter of 2013, several events occurred which indicated that the carrying amount of goodwill exceeded the fair value of the reporting unit, including:

•	the approximately 30% decline in Intermezzo prescriptions at June 30, 2013 from the peak of the direct to consumer (“DTC”) advertising campaign, which was substantially completed in April 2013; and

•	the May 2013 termination by Purdue of 90 contract sales representatives dedicated exclusively to promoting Intermezzo, resulting in reliance solely on Purdue’s existing analgesics sales force of approximately 525 sales representatives.

As a result of these factors, Transcept experienced a 37% decline in its stock price during the quarter ended June 30, 2013. The decline in stock price resulted in a market capitalization of approximately $56.7 million at June 30, 2013 which, when compared to Transcept’s stockholders’ equity of $79.9 million, and in consideration of the early nature of ongoing internal research and development, the progress of new product search and evaluation efforts and the declining sales of Intermezzo, was an indication of impairment under step one of the goodwill impairment testing accounting guidance.

The impairment analysis indicated that the entire goodwill balance of $3.0 million was impaired, which was recognized during the three-months ended June 30, 2013. Transcept has not previously recognized any impairment of goodwill.

Comparison of the Years Ended December 31, 2013 and 2012

The following table summarizes results of operations with respect to the items set forth below for the years ended December 31, 2013 and 2012, in thousands, together with the percentage change in those items.

	Year ended December 31,
	2013	2012	Favorable (Unfavorable)	% Change
Net revenue	$(5,074)	$9,597	$(14,671)	(153)%
Research and development expense	6,904	11,191	4,287	38%
General and administrative expense	12,431	10,263	(2,168)	(21)%
Goodwill impairment	2,962	—	(2,962)	—

Net Revenue

Negative net revenue of $5.1 million for the year ended December 31, 2013 consisted of $1.7 million in royalty revenue offset by $6.8 million of advertising expense paid to Purdue Pharma. In December 2012, Transcept contributed $10.0 million to Purdue Pharma’s Intermezzo direct-to-consumer advertising campaign. This contribution is recognized as an offset against revenue as the advertising costs are incurred. Revenue recorded for the year ended December 31, 2012 consisted of a $10.0 million milestone payment under the Collaboration Agreement with Purdue Pharma for the listing of the Transcept method of use patent in the FDA’s Orange Book; $0.8 million of Intermezzo royalty revenue; and $0.2 million representing a non-refundable payment from Purdue Pharma and an associated company for the right to negotiate for the commercialization of Intermezzo in Mexico and Canada partially offset by $1.4 million of advertising expense paid to Purdue Pharma.

Research and Development Expense

Research and development expense decreased 38% to $6.9 million for the year ended December 31, 2013 from $11.2 million for the comparable period in 2012. The decrease of approximately $4.3 million is primarily attributable to:

•	$6.4 million reduction due to the winding down of the TO-2061 development program, which was terminated in December 2012; and

•	$0.9 million reduction in personnel costs and associated travel and entertainment due to a significant reduction in staff.

These decreases were partially offset by:

•	$2.5 million of expense associated with the TO-2070 project; and

•	$0.5 million of severance, related benefit and stock option modification expense related to the January and November 2013 reductions in force.

General and Administrative Expense

General and administrative expense has increased by 21% to $12.4 million for the year ended December 31, 2013 from $10.3 million for the comparable period in 2012. The increase of approximately $2.1 million is primarily attributable to:

•	$1.2 million increase in professional fees, primarily associated with ANDA patent litigation and a special shareholder meeting;

•	$0.6 million of severance, related benefit and stock option modification expense related to the January and November 2013 reductions in force; and

•	$0.3 million of increased non-cash stock option compensation.

Goodwill Impairment

Transcept recorded a goodwill impairment charge of $3.0 million during the year ended December 31, 2013. During the second quarter of 2013, several events occurred which indicated that the carrying amount of goodwill exceeded the fair value of the reporting unit, including:

•	the approximately 30% decline in Intermezzo prescriptions at June 30, 2013 from the peak of the direct-to-consumer (“DTC”) advertising campaign, which was substantially completed in April 2013; and

•	the May 2013 termination by Purdue of 90 contract sales representatives dedicated exclusively to promoting Intermezzo, resulting in reliance solely on Purdue’s existing analgesics sales force of approximately 525 sales representatives.

As a result of these factors, Transcept experienced a 37% decline in its stock price during the quarter ended June 30, 2013. The decline in stock price resulted in a market capitalization of approximately $56.7 million at June 30, 2013 which, when compared to stockholders’ equity of $79.9 million, and in consideration of the early nature of ongoing internal research and development, the progress of new product search and evaluation efforts and the declining sales of Intermezzo, was an indication of impairment under step one of the goodwill impairment testing accounting guidance.

The impairment analysis indicated that the entire goodwill balance of $3.0 million was impaired, which was recognized during the three-months ended June 30, 2013. Transcept has not previously recognized any impairment of goodwill.

Comparison of the Years Ended December 31, 2012 and 2011

The following table summarizes results of operations with respect to the items set forth below for the years ended December 31, 2012 and December 31, 2011, in thousands, together with the percentage change in those items.

	Year ended December 31,
	2012	2011	Favorable (Unfavorable)	% Change
Net revenue	$9,597	$19,694	$(10,097)	(51)%
Research and development expense	11,191	11,273	82	1%
General and administrative expense	10,263	12,185	1,922	16%

Net Revenue

Net revenue decreased 51% to $9.6 million for the year ended December 31, 2012 from $19.7 million for the comparable period in 2011 and consisted of the following:

•	$10.0 million of milestone payments received in August 2012 and December 2011, respectively. The patent-related milestones were substantive and at-risk given the inherent uncertainty and risks associated with obtaining patent approval from the U.S. Patent and Trademark Office and subsequent listing in the FDA’s Orange Book in addition to the inherent uncertainty and risks associated with obtaining FDA approval for Intermezzo and the opportunity for Purdue Pharma to terminate the Collaboration Agreement after its review of the terms of the FDA approval. Transcept has no additional performance obligations under the Collaboration Agreement related to these milestone payments.

•	a non-refundable payment from Purdue Pharma and an associated company for the right to negotiate for the commercialization of Intermezzo in Mexico and Canada of $0.2 million and $0.7 million in 2012 and 2011, respectively; and

•	2012 also included:

•	$0.8 million of royalty revenue recorded in connection with the April 2012 commercial launch of Intermezzo; and

•	$1.4 million of advertising costs paid to Purdue Pharma recorded as a revenue offset. In December 2012, Transcept contributed $10.0 million to Purdue Pharma’s Intermezzo direct-to-consumer advertising campaign. This contribution is being recognized as an offset against revenue as the advertising costs are incurred.

•	2011 also included:

•	recognition of the remaining $7.3 million of license fee revenue related to a non-refundable license fee received from Purdue Pharma. There was no similar revenue during 2012; and

•	$1.7 million for the reimbursement of certain manufacturing-related costs.

Research and Development Expense

Research and development expense decreased 1% to $11.2 million for the year ended December 31, 2012 from $11.3 million for the comparable period in 2011. The decrease of approximately $0.1 million for the year ended December 31, 2012 is primarily attributable to:

•	a decrease of $2.1 million in personnel costs, related expenses and other general expenses, including severance and benefit continuation expense of approximately $0.6 million incurred in 2011 in connection with the restructuring announced in July 2011, and a decrease of $0.3 million in stock-based compensation associated with performance-based options. Transcept began recording compensation expense related to performance-based options upon FDA approval of Intermezzo on November 23, 2011, when the vesting was deemed to be probable; and

•	a decrease of $0.7 million of costs related to the Intermezzo development program, principally due to the FDA approval of the Intermezzo NDA in November 2011.

These decreases were partially offset by an increase of $2.7 million of costs related to the TO-2061 development program for our Phase 2 clinical trial.

General and Administrative Expense

General and administrative expense decreased 16% to $10.3 million for the year ended December 31, 2012 from $12.2 million for the comparable period in 2011. The approximately $1.9 million decrease is primarily attributable to:

•

a decrease of $2.4 million in personnel costs and related expenses, primarily due to 2011 severance and benefit continuation expense of approximately $0.7 million incurred in connection with the restructuring announced in July 2011, 2011 stock-based compensation expense of approximately $0.2 million to modify the terms of certain stock options previously granted to two members of the Transcept board of directors to align and extend the exercise period of the options after the directors’

end of service to us in June 2011 and $0.8 million of stock-based compensation associated with performance-based options. Transcept began recording compensation expense related to performance-based options upon FDA approval of Intermezzo on November 23, 2011, when the vesting was deemed to be probable; and

•	a $0.1 million reduction in facilities and related costs due to the termination of one of Transcept’s property leases and reductions in other general facilities costs.

These decreases are partially offset by a $0.6 million increase in professional fees, including market research, legal and third-party consulting.

Liquidity and Capital Resources

At June 30, 2014, Transcept had cash, cash equivalents and marketable securities of $43.4 million

Sources of Liquidity

On April 26, 2013, Transcept entered into a Controlled Equity OfferingSM sales agreement with Cantor Fitzgerald & Co. The sales agreement provides Transcept with the ability to conduct an at-the-market (ATM) public offering for up to a total of $20.0 million of shares of its common stock at prices to be determined at the time or times of sale. As of the date of filing of the registration statement of which this proxy statement/prospectus/information statement is a part, Transcept has not sold any shares of common stock pursuant to the ATM facility.

On June 3, 2014, Transcept made a special cash distribution of $1.33 for each outstanding share of Transcept common stock, equal to approximately $25.4 million in the aggregate. For U.S. Federal income tax purposes, the distribution will be a dividend to the extent it is paid out of Transcept’s current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Transcept expects the payment to be treated as a return of capital. Stockholders will receive a Form 1099-DIV in early 2015 notifying them of the portion of the special cash distribution that is treated as a dividend for U.S. Federal income tax purposes.

The following table summarizes Transcept’s cash provided by (used in) operating, investing and financing activities (in thousands):

	Six months ended June 30,
	2014	2013
Net cash used in operating activities	$(1,781)	$(7,550)
Net cash provided by (used in) investing activities	33,471	(14,194)
Net cash (used in) provided by financing activities	(24,780)	223

Net Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 and 2013 was $1.8 million and $7.6 million, respectively. Net cash used in operating activities during each of these years consisted primarily of Transcept’s net loss adjusted for noncash items such as depreciation, amortization, stock-based compensation charges and noncash interest expense, as well as net changes in working capital.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $33.5 million for the six months ended June 30, 2014. Net cash used in investing activities was $14.2 million for the six months ended June 30, 2013. Net cash provided by investing activities during 2014 was primarily attributable to the maturity of marketable securities, net of purchases. Net cash used by investing activities during 2013 was primarily attributable to the purchase of marketable securities, net of maturities. Cash provided by investing activities in both periods included proceeds from the sale of fixed assets, net of purchases.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities during the six months ended June 30, 2014 was $24.8 million, compared to $0.2 million provided by financing activities during the six months ended June 30, 2013. Net cash used in financing activities during 2014 was primarily due to the $1.33 per share cash distribution paid in June 2014, partially offset by common stock issuances in connection with stock option exercises. Net cash provided by financing activities during 2013 consisted of common stock issuances in connection with stock option exercises.

Capital Resources

Transcept expects its cash, cash equivalents, and marketable securities of $43.4 million at June 30, 2014, will be sufficient to satisfy its liquidity requirements for at least the next twelve months. Transcept believes its investments in cash equivalents and marketable securities are highly rated and highly liquid.

While Transcept is pursuing the completion of the merger with Paratek, its operating plan may change or its ability to consummate a transaction or dissolution may be delayed. However, if Transcept’s current operating plans change, Transcept will require substantial additional funding to operate. As such, Transcept’s future capital requirements will depend on many factors, including:

•	Transcept’s ability to complete the merger with Paratek;

•	the timing and nature of any strategic transactions that Transcept undertakes including, but not limited to, potential partnerships;

•	the level of Purdue Pharma’s commercialization efforts with respect to Intermezzo;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, including in connection with ANDA proceedings relating to Intermezzo;

•	the receipt of payments, if any, from SNBL under the SNBL Termination Agreement;

•	the potential costs associated with Intermezzo if the existing Purdue License Agreement is terminated, including the increased costs to Transcept of litigation expense in connection with ANDA proceedings related to Intermezzo;

•	the receipt of milestone and other payments, if any, from Purdue Pharma under the Purdue License Agreement;

•	the effect of competing technological and market developments; and

•	the cost incurred in responding to disruptive actions by activist stockholders.

Additional funding may not be available at the time needed on commercially reasonable terms, if at all.

Critical Accounting Policies

There were no changes to the critical accounting policies of Transcept since it filed its 2013 Annual Report on Form 10-K for the year ended December  31, 2013 with the SEC. For a description of its critical accounting policies, please refer to the Transcept 2013 Annual Report.

Off-Balance Sheet Arrangements

Since inception, Transcept has not engaged in any off-balance sheet financing activities, including the use of structured finance, special purpose entities or variable interest entities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF TRANSCEPT

Transcept’s exposure to market risk is confined to cash, cash equivalents and marketable securities which have contractual maturities of eighteen months or less, bear interest rates at fixed rates and are denominated in, and pay interest in, U.S. dollars. The goals of the Transcept investment policy are preservation of capital, fulfillment of liquidity needs, maximization of investment performance and fiduciary control of cash and investments. Investments are classified as available-for-sale. Transcept does not use derivative financial instruments in its investment portfolio. To achieve its goals, Transcept invests excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying investments among a variety of high credit-quality issuers, including U.S. government agencies, corporate debt obligations, taxable and tax-exempt pre-refunded municipal debt obligations and money market funds. There is no limit to the percentage of investments that may be maintained in U.S. Treasury debt obligations, U.S. agency debt obligations, or SEC-registered money market funds. The portfolio includes marketable securities with active secondary or resale markets to ensure portfolio liquidity, and Transcept regularly reviews its portfolio against its policy. A hypothetical 100 basis point increase in interest rates would result in a decrease of approximately $86,400 in the fair value of its marketable securities at June 30, 2014.

PARATEK MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Paratek’s financial condition and results of operations together with “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Financial Data of Paratek” and Paratek’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Paratek’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors—Risks Related to Paratek” included elsewhere in this proxy statement/prospectus/information statement.

Overview

Paratek is a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutics based upon tetracycline chemistry. Paratek has used its expertise in microbial biology and tetracycline chemistry to create chemically diverse and biologically distinct small molecules derived from the tetracycline class of molecules. Paratek’s two lead antibacterial product candidates, omadacycline and WC3035, also known as sarecycline, are each ready to advance into the final stage of clinical development, Phase 3.

Paratek’s lead antibiotic product candidate, omadacycline, is a new broad-spectrum antibiotic being developed for potential use as a first-line monotherapy for serious community-acquired bacterial infections where antibiotic resistance is of concern for treating physicians. Paratek believes omadacycline will be used in the emergency room, hospital and community care settings. Paratek has designed omadacycline to provide potential advantages over existing antibiotics, including activity against resistant bacteria, broad spectrum of coverage, IV and oral formulations with once-daily dosing, and a favorable safety and tolerability profile. Paratek believes that omadacycline has the potential to become the primary antibiotic choice of physicians for use as a first-line monotherapy for ABSSSI, CABP, cUTI and other serious community-acquired bacterial infections.

Paratek has devoted substantially all of its resources to its research and development efforts, including conducting clinical trials for its product candidates, protecting its intellectual property and providing general and administrative support for these operations. Paratek has not yet submitted any product candidates for approval by regulatory authorities, and Paratek does not currently have rights to any products that have been approved for marketing in any territory. Paratek has not generated any revenue from product sales and to date has financed its operations primarily through collaborations, private placements of its convertible preferred stock, and, to a lesser extent, through government grants, foundation support, line of credit and note financings, and equipment lease financings. Through June 30, 2014, Paratek has received $130.6 million from the sale of convertible preferred stock, $173.2 million from upfront license fees, milestone payments, reimbursement of research and development costs, and manufacturing services and other payments from Paratek’s former and existing collaborations and from government and other grants, and $58.0 million from lines of credit, note financings and equipment lease financings.

Paratek has incurred significant losses since its inception in 1996, and Paratek’s accumulated deficit at June 30, 2014 was $183.5 million. Paratek has incurred net losses in every year since inception except for the years ended December 31, 2010 and 2011, in which Paratek had net income of $1.5 million and $34.0 million, respectively, due to collaboration, license and milestone payments. Paratek had a net loss for the six months ended June 30, 2014 of $3.5 million and a net loss for the six months ended June 30, 2013 of $1.1 million. Paratek’s net loss for the years ended December 31, 2013 and 2012 was $4.7 million and $43.2 million, respectively. Substantially all of Paratek’s net losses resulted from costs incurred in connection with its research and development programs, from general and administrative costs associated with its operations and from noncash items primarily associated with Paratek’s note financings. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on Paratek’s stockholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of Paratek’s expenses and its ability to generate offsetting revenue, if any.

Paratek expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. Paratek expects its clinical development expenses to increase in connection with its ongoing activities, particularly as Paratek continues its clinical development of, and seeks regulatory approvals for, its product candidates, prepares for and begins commercialization of any approved products, and adds infrastructure and personnel to support its product development efforts.

Paratek does not expect to generate revenue from product sales unless and until it successfully completes development and obtains marketing approval for one or more of its product candidates. Accordingly, Paratek anticipates that it will need to raise additional capital, in addition to the cash resources of the combined company expected to be available at the closing of the merger, including the net proceeds expected from the financing contemplated by the Subscription Agreement, to complete the development and commercialization of omadacycline and to advance the development of its other product candidates. Until Paratek can generate a sufficient amount of product revenue to finance its cash requirements, Paratek expects to finance its future cash needs primarily through a combination of equity offerings, debt financings and strategic collaborations. Paratek may be unable to raise capital when needed or on attractive terms, which would force it to delay, limit, reduce or terminate its research and development programs or commercialization efforts. Paratek will need to generate significant revenue to achieve and sustain profitability, and Paratek may never be able to do so.

As of June 30, 2014, Paratek had cash and cash equivalents of $0.1 million. Paratek’s present capital resources are not sufficient to fund its planned operations for a 12-month period, and therefore, raise substantial doubt about its ability to continue as a going concern. Paratek will, during the remainder of 2014, require substantial additional funding to continue its operations. Transcept has provided Paratek with $3.5 million in funding subject to a promissory note and, if the financing contemplated by the Subscription Agreement and the merger do not close by September 15, 2014, subject to certain conditions, will continue to provide additional loan funding of $800,000 per month until the closing of the merger or December 31, 2014. Paratek will require substantial additional funding to continue its operations if the merger does not occur by December 31, 2014. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan. Failure to receive additional funding could cause Paratek to cease operations, in part or in full.

Recent Events

On June 30, 2014, prior to the execution of the Merger Agreement, Paratek entered into the Subscription Agreement with certain current stockholders of Paratek and certain new investors in Paratek pursuant to which Paratek agreed to sell, and the purchasers listed therein agreed to purchase, an aggregate of 119,537,275 shares of Paratek common stock at a purchase price of $0.778 per share prior to the closing of the merger for an aggregate purchase price of approximately $93 million. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, senior secured promissory notes will be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement. Also immediately prior to the closing of the financing contemplated by the Subscription Agreement, each share of Paratek preferred stock outstanding at such time will be converted into shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect.

On June 30, 2014, Transcept, Merger Sub, Acquisition Sub and Paratek entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Paratek, with Paratek becoming a wholly owned subsidiary of Transcept and the surviving corporation of the merger and (ii) immediately following the merger, the surviving corporation will merge with and into Acquisition Sub with Acquisition Sub surviving as the surviving company in the second merger.

Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Paratek common stock will be converted into the right to receive 0.810 shares of common stock of Transcept, subject to the payment of cash in lieu of fractional shares and subject to adjustment to account for the proposed 12:1 reverse stock split of Transcept common stock. Upon the closing of the merger, existing Paratek equity holders are expected to own approximately 37.9% of the combined company, the new investors investing in Paratek pursuant to the Subscription Agreement are expected to own approximately 51.7% of the combined company, and existing Transcept equity holders are expected to own approximately 10.4% of the combined company, each on a fully-diluted basis.

Pursuant to the terms of the Merger Agreement, prior to the closing of the merger, Transcept is expected to make a dividend to its stockholders of certain assets, including excess cash (as calculated in accordance with the Merger Agreement), the right to receive certain royalty income received by Transcept pursuant to the Purdue License Agreement, the right to receive certain payments received by Transcept pursuant to the SNBL Termination Agreement and the right to receive the cash proceeds (net of certain fees and expenses) of any sale of Intermezzo that are received prior to the two-year anniversary of the closing of the Merger or that are received pursuant to a definitive agreement relating to such sale that is entered into during such period, as well as the amount, if any, of the $3 million Intermezzo expense reserve deposited at closing that is remaining following the second anniversary of the closing date.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Paratek and Transcept. The Merger Agreement contains certain termination rights for both Paratek and Transcept, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6.3 million, and in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $1.0 million.

On July 1, 2014, Transcept made a bridge loan to Paratek in the principal amount of $3.5 million. In the event that the transaction does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger Agreement has not been terminated. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan. The loan bears interest at a rate of 1% per annum and has a maturity of one year, subject to acceleration under certain circumstances. Any additional loans will be on the same terms as the initial loan. Upon the closing of the merger, the aggregate amount of the outstanding principal plus a three-month portion of accrued interest on the initial loan will be credited toward Transcept’s equity in the surviving corporation. For more information regarding the bridge loan, please see the section entitled “Agreements Related to the Merger—Bridge Loan” in this proxy statement/prospectus/information statement.

In August 2014, Paratek entered into a letter agreement with Ms. Boxmeyer, under which Ms. Boxmeyer will serve as Paratek’s interim chief financial officer until the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Ms. Boxmeyer will be employed on an “at-will” basis and will continue to receive her current annual base salary of $275,000. She will also be eligible to participate in Paratek’s employee benefit plans and programs. Ms. Boxmeyer’s stock options will vest at the rate of approximately 12,400 shares per month.

Ms. Boxmeyer will also be eligible to earn a retention bonus of $140,000, unless her employment is terminated for Cause (as defined in the letter agreement) or she voluntarily resigns, in either case prior to December 31, 2014. Ms. Boxmeyer will also be eligible to earn a retention bonus of $10,000 upon the closing of the merger, as further described under “The Merger—Interests of the Paratek Directors and Executive Officers in the Merger—Retention Bonus,” unless her employment is terminated for Cause or she voluntarily resigns prior to the closing of the merger.

Paratek agreed to a mutual non-disparagement provision and standard termination obligations and Ms. Boxmeyer confirmed her obligations under her noncompetition and confidentiality agreement. Ms. Boxmeyer also provided a general release of all claims against Paratek and its affiliates.

After December 31, 2014, Ms. Boxmeyer and Paratek will enter into a consulting agreement for up to six months, pursuant to which Ms. Boxmeyer will provide services for approximately 20 hours per week. Ms. Boxmeyer will be paid $11,500 per month, her stock options will continue to vest at the rate of approximately 6,187 shares per month, and she will be eligible to receive a retention bonus of $75,000, unless the consulting services agreement is terminated for Cause or Ms. Boxmeyer voluntarily resigns. If Paratek terminates the consulting agreement without Cause, Ms. Boxmeyer will receive all fees otherwise due for the entire term of the consulting agreement and the retention bonus.

In September 2014, Paratek entered into a letter agreement with Mr. Molnar, under which Mr. Molnar will serve as a special advisor to Michael F. Bigham, Paratek’s chief executive officer, until October 15, 2014. Mr. Molnar will be employed on an “at-will” basis and will continue to receive his current annual base salary of $350,000. In addition, Mr. Molnar will be eligible to participate in Paratek’s employee benefit plans and programs. Mr. Molnar will also be eligible to earn a retention bonus of $100,000 upon the closing of the merger, as further described under “The Merger—Interests of the Paratek Directors and Executive Officers in the Merger—Retention Bonus,” unless his employment is terminated for Cause or he resigns without Good Reason (both as defined in his employment agreement, dated August 21, 2013) prior to the closing of the merger.

Mr. Molnar will receive 12 months of his base salary as severance payable over the 12-month period following October 15, 2014; provided his employment was not terminated for Cause nor has Mr. Molnar resigned without Good Reason before October 15, 2014. Paratek will continue to pay the same amount toward Mr. Molnar and his covered dependents’ COBRA premiums as Paratek pays toward its current health care coverage, plus the 2% COBRA administration fee until such time as Mr. Molnar is eligible to receive health care coverage from another employer, becomes ineligible for COBRA coverage or up to a maximum of 12 months. Paratek also agreed to pay Mr. Molnar the cash equivalent on a monthly basis for certain other benefits, including life insurance and disability coverage. Mr. Molnar is also eligible to receive a prorated performance bonus for 2014; provided that other Paratek executives are awarded performance bonuses for 2014. An additional 79,300 shares subject to outstanding options will also immediately vest (such amount is equal to 12 additional months of vesting), and Mr. Molnar will be permitted to exercise such options until October 15, 2015.

Paratek also agreed to a mutual non-disparagement provision and standard termination obligations and Mr. Molnar confirmed his obligations under his noncompetition and confidentiality agreement. Mr. Molnar also provided a general release of all claims against Paratek, Transcept and their respective affiliates. In addition, subject to Mr. Molnar’s general release to be signed on or after October 15, 2014, an additional 670,700 shares subject to outstanding stock options will immediately vest, and Mr. Molnar will be permitted to exercise such options until October 15, 2015.

Financial Operations Overview

Revenue

Paratek has not yet generated any revenue from product sales. All of Paratek’s revenue to date has been derived from license fees, milestone payments, reimbursements for research, development and manufacturing activities under licenses and collaborations, and grant payments received from the National Institute of Health, or NIH, and other non-profit organizations. For the years ended December 31, 2013 and 2012, revenue from Actavis (formerly Warner Chilcott) represented 32% and 93% of Paratek’s research and development revenue, respectively. For the six months ended June 30, 2014 and 2013, revenue from Actavis represented 0% and 29% of Paratek’s research and development revenue, respectively. For the year ended December 31, 2012, grant payments from the NIH represented 100% of grant revenue. No grant payments were received and no grant revenue was recorded in the year ended December 31, 2013 or the six months ended June 30, 2014 or 2013. In the future, Paratek may generate revenue from a combination of product sales, license fees, milestone payments, research, development and manufacturing payments from collaborations and royalties from the sales of products developed under licenses of Paratek’s intellectual property. Paratek expects that any revenue it generates will fluctuate from quarter to quarter as a result of the timing and amount of license fees, research, development and manufacturing reimbursements, milestone and other payments from collaborations, and the amount and timing of payments that it receives upon the sale of its products, to the extent any are approved by regulatory authorities and successfully commercialized. Paratek does not expect to generate revenue from product sales prior to 2017, at the earliest. If Paratek or its collaborators fail to complete the development of Paratek’s product candidates in a timely manner or obtain regulatory approval for them, Paratek’s ability to generate future revenue, and its results of operations and financial position, would be materially adversely affected. Following Actavis’ recent acquisition of Forest Laboratories, Paratek believes that the combined entities will be conducting an internal portfolio review of their combined programs, the results of which may affect the development timelines or their commitment to continue advancement of the sarecycline program into Phase 3 clinical trials.

Research and Development Expenses

Research and development expenses generally consist of the costs associated with Paratek’s research, discovery and development activities, conducting preclinical studies and clinical trials and manufacturing development efforts. Specifically, Paratek’s research and development expenses also consist of:

•	employee salaries and related expenses, which include stock compensation and benefits for the personnel involved in research and development activities;

•	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites;

•	in-house manufacturing expenses, fees to third-party manufacturing organizations and consultants; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies.

The successful development of Paratek’s clinical and preclinical product candidates remains highly uncertain. Other than as discussed below, Paratek cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of its preclinical or clinical product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including:

•	the scope, rate of progress and expense of its ongoing, as well as any additional, clinical trials and other research and development activities;

•	future clinical trial results;

•	the terms and timing of regulatory approvals;

•	the potential benefits of its product candidates over other therapies;

•	its ability to market, commercialize and achieve market acceptance for any of its product candidates that it is developing or may develop in the future; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or a non-U.S. regulatory authority were to require Paratek to conduct clinical trials beyond those which it currently anticipates will be required for the completion of clinical development of a product candidate, or if Paratek experiences significant delays in enrollment in any of its clinical trials, it could be required to expend significant additional financial resources and time on the completion of clinical development.

Omadacycline

With the cash resources of the combined company expected to be available at the closing of the merger, including the net proceeds expected from the financing contemplated by the Subscription Agreement, Paratek plans to commence two Phase 3 registration trials of omadacycline, one each for the treatment of ABSSSI and CABP, and a Phase 2 study in cUTI. Based on Paratek’s current expectations regarding the use of proceeds from this merger and financing transaction, and subject to the results of the two Phase 3 registration trials in ABSSSI and CABP, Paratek anticipates submitting an NDA to the FDA for omadacycline for the treatment of ABSSSI and CABP in 2017. Furthermore, based on published guidance and Paratek’s discussions with European regulatory authorities, Paratek believes its currently designed ABSSSI and CABP trials will also support the filing for marketing authorization in Europe.

WC3035

In July 2007, Paratek entered into a license and collaboration agreement with Warner Chilcott (now Actavis) related to WC3035 for the indications of acne and rosacea in the United States. Actavis is responsible for the clinical development of WC3035 for the treatment of acne, and may elect to advance the development of WC3035 for the treatment of rosacea. Although Actavis is responsible for manufacturing WC3035 under the license and collaboration agreement, periodically, at Paratek’s discretion, Paratek provides support for the manufacturing process development for WC3035 for use in ongoing and future clinical trials. All of Paratek’s expenses related to the manufacturing of WC3035 are required to be reimbursed by Actavis. Paratek separately records revenue and expenses on a gross basis under this arrangement. Actavis is responsible for all development and manufacturing costs of WC3035. During the second quarter of 2012, Paratek received a $2.4 million milestone payment from Actavis for initiating dosing of the first patient in a proof of concept Phase 2 clinical trial of WC3035 in acne. Following Actavis’ recent acquisition of Forest Laboratories, Paratek believes that the combined entities will be conducting an internal portfolio review of their combined programs, the results of which may affect the development timelines or their commitment to continue advancement of the sarecycline program into Phase 3 clinical trials.

Other Product Candidates

In addition to omadacycline and WC3035, Paratek has discovered and developed a series of product candidates through to proof of concept stage in animal models. These research stage programs include potential product candidates for MS, SMA, RA, IBD and CDAD. In 2009, Paratek was awarded a five-year, milestone-driven NIH grant to further its research and development efforts in the area of spinal muscular atrophy, or SMA. Since 2009, Paratek has received approximately $3.1 million in funding under this grant. In 2012, due to budgetary constraints at NIH, no additional funding for the fourth year of the five-year grant became available. Paratek suspended research and development efforts related to this product candidate in 2012. Paratek does not currently have plans to fund or develop these research stage programs further.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for personnel, including stock-based compensation expenses and benefits in Paratek’s executive, legal, finance, business development, information technology, general operations and human resources departments. Other general and administrative expenses include costs for employee training and development, board of directors costs, depreciation, insurance expenses, facility-related costs not otherwise included in research and development expense, and professional fees for legal services, patent filings, consulting costs, accounting services and information technology services. Paratek expects that its general and administrative expenses will increase in future periods as a result of increased payroll, expanded infrastructure, increased consulting, legal, accounting and investor relations expenses associated with being a public company and costs incurred to seek and establish collaborations with respect to any of its product candidates.

Interest Income

Interest income consists of interest earned on Paratek’s cash and cash equivalents. Paratek expects its interest income to increase following the completion of the merger as it invests the net proceeds from the financing contemplated by the Subscription Agreement, pending their use in Paratek’s operations.

Interest Expense

Interest expense consists of interest accrued on Paratek’s outstanding $2.9 million obligation to Novartis, interest accrued on Paratek’s senior secured promissory notes and the amortization of debt issuance costs. Paratek accrued interest on the Novartis obligation at a rate of 9.5% per year, compounded quarterly, from July 1, 2012 until December 31, 2013. Per the agreement, on January 1, 2014, the interest rate payable increased from 9.5% to 15% per year, compounded quarterly, as Paratek did not pay Novartis in full by this date.

Paratek accrues interest on the outstanding senior secured promissory notes at a rate of 10% per year. See also “Liquidity and Capital Resources—Sources of Liquidity—Senior Secured Promissory Notes and Recapitalization” below.

Other Income (Expense), Net

Other income (expense) primarily consists of gains and losses on the change in fair value of Paratek’s derivative liability and preferred stock warrants, and other one-time income or expense-related items.

March 2012 Notes

In February and March of 2012, Paratek issued unsecured promissory notes, referred to as the March 2012 Notes, in an original aggregate principal amount of $5.8 million, to certain individuals and entities, some of whom were officers, employees and directors of Paratek. The holders of the March 2012 Notes were eligible to receive the following amounts:

•	cash equal to the aggregate outstanding principal of the March 2012 Notes;

•	an additional repurchase premium amount equal to 150% of the aggregate outstanding principal of the March 2012 Notes; and

•	any accrued but unpaid interest at a rate of 10% per annum if repurchase of the March 2012 Notes was made (i) in connection with a reorganization or the approval of Paratek’s board of directors and the holders of more than 50% of the outstanding March 2012 Notes, or (ii) as a result of certain liquidity events occurring after August 13, 2013, all upon the occurrence of specific transactions set forth in the March 2012 Notes and upon determination by Paratek’s board of directors that it had sufficient cash to fund the working capital and funding needs for its clinical trials and related research and development activities for at least 180 days. See Note 7 to Paratek’s financial statements included elsewhere in this proxy statement/prospectus/information statement.

In addition, the March 2012 Notes were entitled to be repurchased at any time after issuance with Paratek’s consent, including Paratek’s board of directors and the holders of more than 50% of the then outstanding March 2012 Notes. The March 2012 Notes did not have a contractual maturity date.

October 2012 Notes

In October 2012, Paratek entered into a note and stock purchase agreement and issued $5.0 million in aggregate principal amount of convertible notes (the “October 2012 Notes”) to certain individuals and entities, some of whom were Paratek officers, employees and directors. The terms of the October 2012 Notes were substantially similar to the terms of the March 2012 Notes as described above with the following exceptions:

•	Each October 2012 Note holder was entitled to receive up to four shares of Paratek’s common stock for each $1.00 of notes purchased, with one-third of such shares, the “upfront shares”, issued upon the purchase of the October 2012 Notes, and the remaining two-thirds of such shares, the “deferred shares”, issued upon the completion of an initial public offering, so long as the offering occurred prior to April 2, 2013. Paratek issued 224,802 upfront shares (as retroactively adjusted for Paratek’s March 2014 recapitalization, which included a reverse stock split of Paratek’s outstanding capital stock) associated with the $5.0 million raised in October 2012. Paratek would have issued 449,623 shares upon the completion of an initial public offering had such offering been completed prior to April 2, 2013.

•	If the board of directors had approved any other private financing prior to an initial public offering, each holder would have been entitled to convert such holder’s investment in the October 2012 Notes, including the outstanding principal amount plus accrued and unpaid simple interest at 10.0% from the date of issuance, into the security that was issued as part of such private financing on terms and conditions no less favorable to the other investors participating in such private financing. All holders of the October 2012 Notes who would have elected to convert their October 2012 Notes, however, would have forfeited all of their upfront shares, as well as the right to receive any deferred shares.
Exchange Notes and 2012 Notes

Additionally, in October 2012, Paratek and the holders of the March 2012 Notes agreed to exchange all of the March 2012 Notes for notes with substantially similar terms as the October 2012 Notes (the “Exchange Notes” and together with the October 2012 Notes, the “2012 Notes”), except that the holders of the Exchange Notes were not entitled to receive any upfront or deferred shares of Paratek’s common stock.

2013 Notes

In 2013, Paratek issued $4.8 million in aggregate principal amount of additional convertible promissory notes to certain investors, including existing stockholders (the “2013 Notes”). The holders of the 2013 Notes included officers, employees and directors of Paratek, making the 2013 Note transaction related party in nature. The terms of the 2013 Notes were identical to the terms of the October 2012 Notes described above. Paratek issued 216,087 upfront shares associated with the $4.8 million raised in 2013. No deferred shares were issued since an initial public offering did not occur prior to April 2, 2013.

Together, the “Exchange Notes”, the “October 2012 Notes” and the “2013 Notes” are referred to as the “Convertible Notes”.

In March 2014, Paratek and the holders of the Convertible Notes agreed to convert all outstanding principal and interest into shares of a newly designated Series A Preferred stock. See “Liquidity and Capital Resources—Sources of Liquidity—Senior Secured Promissory Notes and Recapitalization.”

Critical Accounting Policies and Significant Judgments and Estimates

Paratek management’s discussion and analysis of its financial condition and results of operations is based on the Paratek financial statements, which Paratek has prepared in accordance with existing U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires Paratek to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. Paratek evaluates its estimates and judgments on an ongoing basis. Estimates relate to aspects of Paratek’s revenue recognition, useful lives with respect to long-lived assets, valuation of stock options, convertible preferred stock warrants, accrued expenses, fair value of Paratek’s derivative liability and tax valuation reserves. Paratek bases its estimates on historical experience and on various other factors that Paratek believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Paratek’s actual results may differ from these estimates under different assumptions or conditions.

While Paratek’s significant accounting policies are more fully described in Note 2 to its financial statements included elsewhere in this proxy statement/prospectus/information statement, Paratek believes that the following accounting policies are the most critical to assist stockholders and investors reading the financial statements in fully understanding and evaluating its financial condition and results of operations.

Revenue Recognition

Paratek enters into product development agreements with collaborators for the research and development of therapeutic products. The terms of these agreements may include nonrefundable signing and licensing fees, funding for research, development and manufacturing, milestone payments, and royalties on any product sales derived from collaborations. Paratek assesses these multiple elements in accordance with FASB ASC 605 Revenue Recognition, in order to determine whether particular components of the arrangement represent separate units of accounting.

In January 2011, Paratek adopted new authoritative guidance on revenue recognition for multiple element arrangements. This guidance, which applies to multiple element arrangements entered into or materially modified on or after January 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual method. The fair value of deliverables under the arrangement may be derived using a best estimate of selling price if vendor-specific objective evidence and third-party evidence are not available. Deliverables under the arrangement will be separate units of accounting provided that a delivered item has value to the customer on a stand-alone basis and if the arrangement does not include a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Paratek recognized upfront license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations can be determined. If the fair value of the undelivered performance obligations could be determined, such obligations are accounted for separately as the obligations are fulfilled. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single unit of accounting, and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations will be performed.

Whenever Paratek determined that an arrangement should be accounted for as a single unit of accounting, Paratek determined the period over which the performance obligations will be performed and revenue will be recognized. If Paratek could not reasonably estimate the timing and the level of effort to complete its performance obligations under the arrangement, then Paratek recognized revenue under the arrangement on a straight-line basis over the period that it expected to complete its performance obligations, which was reassessed at each subsequent reporting period.

Paratek’s collaboration agreements also include additional payments upon the achievement of performance-based milestones. As milestones are achieved, a portion of the milestone payment, equal to the percentage of the total time that Paratek has performed the performance obligations to date over the total estimated time to complete the performance obligations, multiplied by the amount of the milestone payment, is recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period. If Paratek has no future obligations under the collaboration agreement, the milestone payments are recognized as revenue in the period the milestone is achieved. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counterparty performance are not included in Paratek’s revenue model until the performance conditions are met.

To date, Paratek has not received any royalty payments or recognized any royalty revenue. Paratek will recognize royalty revenue upon the sale of the relevant products, provided it has no remaining performance obligations under the arrangement.

Paratek also adopted guidance that permits the recognition of revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets certain criteria and is considered to be substantive. As such, Paratek plans to recognize revenue in the period in which the milestone is achieved, only if the milestone is considered to be substantive based on the following criteria:

a.	The milestone is commensurate with either of the following:

i.	The vendor’s performance to achieve the milestone.

ii.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

b.	The milestone relates solely to past performance.

c.	The milestone is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

Paratek did not enter into any significant multiple element arrangements or materially modify any of its other existing multiple element arrangements during the six months ended June 30, 2014 and 2013 or the years ended December 31, 2013 and 2012.

Paratek records deferred revenue when payments are received in advance of the culmination of the earnings process. This revenue is recognized in future periods when the applicable revenue recognition criteria have been met.

Government research grants that provide for payments to Paratek for work performed are recognized as revenue when the related expense is incurred. Paratek’s government grant payments are nonrefundable and contain no repayment obligations.

Valuation of Financial Instruments

Derivative Liability

In accordance with FASB ASC Topic 815, Accounting for Derivative Instruments and Hedging Activities, Paratek accounts for its derivative liability associated with its Convertible Notes based on estimated fair values at the time of the transaction. The difference between the fair value of the derivative liability and the proceeds received is recorded as other expense at the closing. At each reporting period, any change in fair value of the incremental value of the derivative liability will be reported as other expense or income. Paratek measures the fair value of the derivative liability based upon a contemporaneous valuation and utilized a probability-weighted discounted cash flow methodology. See the description of the Convertible Notes above in “Financial Operations Overview—March 2012 Notes,” “—October 2012 Notes,” “—Exchange Notes and 2012 Notes” and “—2013 Notes.”

Stock-Based Compensation

In accordance with FASB ASC Topic 718, Compensation—Stock Compensation, Paratek accounts for stock-based compensation by measuring and recognizing compensation expense for all stock-based awards made to employees, including stock options, based on the estimated grant date fair values. Paratek allocates compensation expense to reporting periods over each optionee’s requisite service period, which is generally the vesting period. When applicable, Paratek accounts for these equity instruments based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Paratek estimates the fair value of stock-based awards to employees using the Black-Scholes option valuation model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including volatility, the calculation of expected term, risk-free interest rate and the fair value of the underlying common stock on the date of grant, among other inputs. The assumptions used in determining the fair value of stock-based awards represent Paratek’s best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change, and different assumptions are used, Paratek’s level of stock-based compensation could be materially different in the future.

The expected volatility rate that Paratek uses to value stock option grants is based on historical volatilities of a peer group of similar companies whose share prices are publicly available. The peer group includes companies in the pharmaceutical and biotechnology industries at a similar stage of development or with a similar clinical focus. Because Paratek does not have a sufficient history to estimate the expected term, Paratek uses the average expected life of options based on comparable companies’ estimates. The risk-free interest rate assumption was based on zero coupon U.S. treasury instruments that had terms consistent with the expected term of the stock option grants. The expected dividend yield is based on Paratek’s expectation of not paying dividends for the foreseeable future.

Paratek recognizes compensation expense for only the portion of options that are expected to vest. Accordingly, expected future forfeiture rates of stock options have been estimated based on its historical forfeiture rate, as adjusted for known trends. Forfeitures are estimated at the time of grant. If actual forfeiture rates vary from historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Stock-based compensation expense includes options and stock awards granted to employees and has been reported in Paratek’s statements of operations as follows:

	Years Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2012	2014	2013
			(unaudited)
Research and development	$98	$182	$151	$55
General and administrative	151	304	167	79

Total	$249	$486	$318	$134

The assumptions used in the Black-Scholes valuation option-pricing model for the years ended December 31, 2013 and 2012 are set forth below:

	Years Ended December 31,
	2013	2012
Volatility	—	72%
Risk-free interest rate	—	0.8%
Expected dividend yield	—	0.0%
Expected life of options (in years)	—	6.1

The assumptions used in the Black-Scholes valuation option-pricing model for the six months ended June 30, 2014 and 2013 are set forth below:

	Six Months Ended June 30,
	2014	2013
Volatility	72%	—
Risk-free interest rate	1.9%	—
Expected dividend yield	0.0%	—
Expected life of options (in years)	5.8	—

Paratek granted 1,000,000 shares of common stock to employees on June 25, 2014. The fair market value of the stock grants was determined by Paratek’s board of directors based on the fair market value of a share of Paratek’s common stock on the grant date. Based in part on an analysis by an independent third-party valuation firm, Paratek’s board of directors determined the fair market value to be $0.29 per share.

Common Stock Fair Value

The per share estimated fair value of common stock represents the determination by Paratek’s board of directors of the fair value of Paratek’s common stock as of the date of grant, taking into consideration various objective and subjective factors, including those discussed below. Paratek computed the per share estimated fair value for stock option grants based on the Black-Scholes option valuation model.

Historically, Paratek has granted stock options at exercise prices equal to the estimated fair value of its common stock. Due to the absence of an active market for its common stock, the fair value for purposes of determining the exercise price for stock option grants was determined by Paratek’s board of directors, with the assistance and upon the recommendation of management, in good faith based on a number of objective and subjective factors including:

•	the prices of Paratek’s convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences and privileges of the convertible preferred stock as compared to those of its common stock, including the liquidation preferences of the convertible preferred stock;

•	Paratek’s results of operations, financial position and the status of research and development efforts, including clinical trial data for its various compounds under development;

•	the composition of, and changes to, Paratek’s management team and board of directors;

•	the likelihood of achieving a liquidity event for the holders of Paratek’s common stock and stock options, such as an initial public offering, given prevailing market conditions, or a strategic merger or sale of the company;

•	the lack of liquidity of Paratek’s common stock as a private company;

•	the material risks related to Paratek’s business;

•	achievement of enterprise milestones, including results of clinical trials and entering into or terminating collaboration and license agreements;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to Paratek;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	contemporaneous valuations prepared in accordance with methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding Paratek’s future performance, including the successful completion of its clinical trials and the time to completing an IPO or sale, as well as the determination of the appropriate valuation methods at each valuation date. If Paratek had made different assumptions, its valuation could have been different. The foregoing valuation methodologies are not the only methodologies available, and they will not be used to value the combined company’s common stock if the merger is completed. Accordingly, stockholders and investors should not place undue reliance on the foregoing valuation methodologies as an indicator of the combined company’s future stock price.

Preferred Stock Warrants Fair Value

As part of prior loan agreements Paratek entered into in 2005 and 2009, Paratek issued warrants for the purchase of two series of its convertible preferred stock—the Series F and Series H warrants. Upon issuance, Paratek estimated the fair value of each issuance of these warrants using the Black-Scholes option valuation model with the following inputs: the estimated fair value of the underlying preferred stock at the valuation measurement date; the risk-free interest rates; the expected dividend rates; the remaining contractual terms of the warrants; and the expected volatility of the price of the underlying stock. Paratek’s estimates are based, in part, on subjective assumptions and could differ materially in the future. The fair values of these warrants were recorded as liabilities on the balance sheets.

At the end of each reporting period, the fair values of the warrants were determined by management using the Black-Scholes option pricing model, with any changes in value during the period recorded as a component of other income. Paratek will continue to adjust the fair values of the warrants at each period end for changes in fair value until the earlier of the exercise or expiration of the applicable preferred stock warrants.

On June 30, 2012, the Series F warrants expired unexercised. The Series H warrants, which were reclassified as New Series A warrants in March 2014, will be terminated immediately prior to the closing of the merger.

In April 2014, in connection with the issuance of senior secured promissory notes, certain of Paratek’s senior secured promissory note holders received warrants exercisable for 142,437 shares of newly designated Series A Preferred Stock with an exercise price of $0.01 per share. The warrants have a term of seven years. The warrants were recorded on the balance sheet at an initial fair value of $35,957.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and the Six Months Ended June 30, 2013

The following table summarizes the results of Paratek’s operations for each of the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
(in thousands)	2014	2013
	(unaudited)
Revenue	$342	$266

Research and development expenses	1,363	2,930
General and administrative expenses	1,791	1,925

Total operating expenses	3,154	4,855

Operating loss	(2,812)	(4,589)
Interest income	1	1
Interest expense	(556)	(144)
Loss on issuance of convertible notes	—	(1,529)
Loss on issuance of equity associated with convertible notes	—	(2,079)
Gain/(loss) on mark to market of notes	(119)	7,107
Gain/(loss) on mark to market of warrants	(1)	20
Other income	6	118

Net loss	$(3,481)	$(1,094)

Revenue

Revenue for the six months ended June 30, 2014 was $341,613, compared to $265,718 for the six months ended June 30, 2013, an increase of $75,895, or 29%. This increase resulted from the termination of Paratek’s collaboration and license agreement with a leading global animal health provider during the second quarter of 2014. Paratek recognized $341,613 of the remaining deferred revenue related to the upfront payments and milestone payments as research and development revenue upon the termination of the animal health collaboration agreement in the six months ended June 30, 2014. No additional revenue is available to be recognized related to this agreement.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2014 were $1.4 million, compared to $2.9 million for the six months ended June 30, 2013, a decrease of $1.5 million, or 53%. This decrease was primarily attributable to:

•	decreased payroll and benefits costs due to decreased research and development personnel associated with a May 2013 reduction in force as well as additional attrition;

•	decreased rent facilities-related spending as a result of Paratek’s early termination of its lease on laboratory space; and

•	decreased external spending related to the development of omadacycline caused by the delay in Phase 3 development due to lack of funding.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2014 were $1.8 million, compared to $1.9 million for the six months ended June 30, 2013, a decrease of $0.1 million, or 7%. This decrease was primarily attributable to decreased payroll and benefits costs due to decreased general and administrative personnel associated with a May 2013 reduction in force and offset by increased legal and accounting fees, primarily related to the 2014 senior secured promissory note financing and recapitalization and preparation for the financing contemplated by the Subscription Agreement and the proposed merger.

Interest Income

Interest income for the six months ended June 30, 2014 and 2013 was nominal. Interest income was related to interest earned on Paratek’s cash and cash equivalent investments.

Interest Expense

Interest expense for the six months ended June 30, 2014 was $556,029, compared to $143,803 for the six months ended June 30, 2013, an increase of $412,226. This increase was due to an increase in the rate at which Paratek’s outstanding obligation to Novartis accrues interest from 9.5% to 15% at January 1, 2014, and to new accrued interest related to the 2014 senior secured promissory note financing completed in April 2014.

Gains/(Losses) Associated with Notes and Warrants

No losses were recorded for issuances of notes or associated equity in the six months ended June 30, 2014, compared to a loss of $1.5 million recorded upon the issuance of 2013 Notes and a loss of $2.1 million recorded upon the issuance of equity associated with the 2013 Notes in the six months ended June 30, 2013. A loss of $0.1 million related to the change in fair value of the Convertible Notes was recorded for the six months ended June 30, 2014, compared to a gain of $7.1 million related to the change in fair value of the Convertible Notes for the six months ended June 30, 2013. A loss of $804 related to the change in fair value of convertible preferred stock warrants was recorded for the six months ended June 30, 2014 compared to a gain of $20,848 related to the change in fair value of convertible preferred stock warrants recorded for the six months ended June 30, 2013.

Other Income

Other income for the six months ended June 30, 2014 was $6,223, compared to $117,692 for the six months ended June 30, 2013, a decrease of $111,469. This decrease was primarily due to a one-time distribution from an insurance provider in 2013.

Comparison of the Years Ended December 31, 2013 and 2012

The following table summarizes the results of Paratek’s operations for each of the years ended December 31, 2013 and 2012:

	Years Ended December 31,
(in thousands)	2013	2012
Research and development revenue	$478	$2,815
Grant revenue	—	248

Total revenue	478	3,063

Research and development expenses	4,631	10,734
General and administrative expenses	3,387	10,492

Total operating expenses	8,018	21,226

Operating loss	(7,540)	(18,163)
Interest income	3	2
Interest expense	(297)	(139)
Loss on issuance of non-convertible notes	—	(5,542)
Gain on exchange of notes	—	1,534
Loss on issuance of convertible notes	(2,041)	(5,131)
Loss on issuance of equity associated with convertible notes	(2,948)	(13,537)
Gain/(loss) on mark to market of notes	8,027	(2,269)
Gain on mark to market of warrants	24	52
Other income	119	—

Net loss	$(4,653)	$(43,193)

Research and Development Revenue

Research and development revenue for 2013 was $478,082, compared to $2.8 million for 2012, a decrease of $2.3 million, or 83%. This decrease primarily resulted from a one-time receipt of a $2.4 million milestone payment from Paratek’s Actavis collaboration in the six months ended June 30, 2012. Paratek did not receive similar milestone payments in 2013.

Grant Revenue

There was no grant revenue for 2013, compared to grant revenue of $248,124 in 2012. This decrease resulted from the decreased budget for Paratek’s SMA research program under its five-year NIH grant.

Research and Development Expenses

Research and development expenses for 2013 were $4.6 million, compared to $10.7 million for 2012, a decrease of $6.1 million, or 57%. This decrease was primarily attributable to:

•	decreased payroll and benefits costs due to decreased research and development personnel associated with a May 2013 reduction in force as well as additional attrition;

•	decreased rent facilities-related spending as a result of Paratek’s early termination of its lease on laboratory space;

•	decreased external spending related to the development of omadacycline due to the delay in Paratek’s Phase 3 non-registration trials as a result of lack of funding; and

•	decreased or curtailed external spending on preclinical product candidates.

General and Administrative Expenses

General and administrative expenses for 2013 were $3.4 million, compared to $10.5 million for 2012, a decrease of $7.1 million, or 68%. This decrease was primarily attributable to decreased professional fees such as legal fees, accounting fees and consulting fees associated with Paratek’s 2012 efforts to complete an initial public offering, and decreased payroll and benefits costs due to decreased general and administrative personnel associated with a May 2013 reduction in force.

Interest Income

Interest income for 2013 was $3,184, compared to $2,137 for 2012. Interest income was related to interest earned on Paratek’s cash and cash equivalent investments.

Interest Expense

Interest expense for 2013 was $296,988, compared to $139,456 for 2012, an increase of $157,532. This increase was primarily a result of a full year of interest accruing on the outstanding $2.9 million obligation to Novartis in 2013, whereas interest did not begin accruing on this obligation in 2012 until October 2012.

Gains/(Losses) Associated with Notes and Warrants

Losses of $2.0 million upon the issuance of the 2013 Notes and $2.9 million upon the issuance of equity associated with the 2013 Notes were recorded for the year ended December 31, 2013, compared to losses of $5.5 million upon the issuance of the March 2012 Notes, $5.1 million upon the issuance of the October 2012 Notes and $13.5 million upon the issuance of equity associated with the October 2012 Notes recorded for the year ended December 31, 2012. A gain of $1.5 million was recorded upon the exchange of the March 2012 Notes for the Exchange Notes in the year ended December 31, 2012. A gain of $8.0 million related to the change in fair value of the Convertible Notes was recorded for the year ended December 31, 2013, compared to a loss of $2.3 million related to the change in fair value of the Convertible Notes for the year ended December 31, 2012. A gain of $24,135 related to the change in fair value of convertible preferred stock warrants was recorded for the year ended December 31, 2013 compared to a gain of $52,425 related to the change in fair value of convertible preferred stock warrants recorded for the year ended December 31, 2012.

Other Income

Other income for 2013 was $117,693, compared to $0 for 2012, an increase of $117,693. This increase was a result of a one-time distribution from an insurance provider in 2013.

Liquidity and Capital Resources

Sources of Liquidity

Paratek has incurred significant losses and cumulative negative cash flows from operations since its inception in 1996 and, as of June 30, 2014, Paratek had an accumulated deficit of $183.5 million. Paratek anticipates that it will continue to incur losses for the foreseeable future. Paratek expects that its research and development and general and administrative expenses will increase, and, as a result, Paratek anticipates that it will need to raise additional capital to fund its operations, which Paratek may seek to obtain through a combination of equity offerings, debt financings, strategic collaborations and grant funding. From its inception, through June 30, 2014, Paratek has financed its operations primarily through collaborations, private placements of its convertible preferred stock, and, to a lesser extent, through government grants, foundation support, line of credit and note financings and equipment lease financings. Through June 30, 2014, Paratek had received $130.6 million from the sale of convertible preferred stock, $173.2 million from upfront license fees, milestone payments, reimbursement of research and development costs, manufacturing services, and other payments from its former and existing collaborations, and from government and other grants, and $58.0 million from lines of credit, note financings and equipment lease financings.

Actavis Milestone

Paratek earned and received a $2.4 million milestone payment in the second quarter of 2012 under its collaboration agreement with Actavis. Following Actavis’ recent acquisition of Forest Laboratories, Paratek believes that the combined entities will be conducting an internal portfolio review of their combined programs, the results of which may affect the development timelines or the commitment to continue advancement of the sarecycline program into Phase 3 clinical trials, which would impact the potential receipt of future milestones under this agreement.

Convertible Notes

In 2012 and 2013, Paratek issued $15.6 million in Convertible Notes. See “March 2012 Notes”, “October 2012 Notes”, “Exchange Notes and 2012 Notes” and “2013 Notes” for additional detail.

Oxford Loan

In November 2012, Paratek entered into a $15.0 million loan and security agreement with Oxford Finance LLC. In January 2013 Paratek and Oxford amended the loan and security agreement. Paratek terminated the loan and security agreement in July 2013 with no amounts drawn.

Senior Secured Promissory Notes and Recapitalization

In March 2014, Paratek issued senior secured promissory notes to certain individuals and entities in the original aggregate principal amount of $6.0 million in connection with a concurrent recapitalization of it capital stock. Interest accrues on the senior secured promissory notes at a rate of 10% per annum. The holders of the senior secured promissory notes include officers, employees and directors of Paratek, making the senior secured promissory notes related party in nature. Pursuant to the terms of the senior secured promissory notes, the aggregate amount of principal outstanding shall become due and payable upon the first to occur of: (i) June 30, 2014; provided that such date may be extended upon the written consent of certain holders of Paratek’s senior secured promissory notes (the “Lead Lenders”), (ii) the closing of an equity financing which raises at least $50 million, (iii) acceleration of all amounts due as a result of an event of default, as defined in the senior secured promissory notes, and (iv) the occurrence of a deemed liquidation event as defined in Paratek’s certificate of incorporation. The senior secured promissory notes may only be prepaid by Paratek with express written approval by a majority-in-interest of lenders.

The Lead Lenders committed to a minimum investment of $3,250,000 in the secured debt financing. The senior secured promissory notes included a provision which required the other existing holders of the Convertible Notes to participate in the financing of the senior secured promissory notes based on their pro rata share of the remaining $2,750,000 offering amount. The Convertible Note holders who contributed their pro rata share converted their existing principal amount of Convertible Notes outstanding into 2.25 shares of a newly designated Series A Preferred Stock for every $1.00 of principal outstanding in connection with the March 2014 secured debt financing and concurrent recapitalization of Paratek’s capital stock. In the event that the Convertible Note holders did not contribute their pro rata share, these note holders converted their existing principal amount of Convertible Notes outstanding into 1.00 share of Series A Preferred Stock for every $1.00 of principal outstanding. Moreover, all accrued interest as of February 28, 2014 was converted into Series A Preferred Stock on a dollar-for-dollar basis. Upon the closing of the March 2014 transactions, $15.6 million of principal and $2.2 million of accrued interest related to the existing Convertible Notes converted into 33,432,213 shares of Series A Preferred Stock.

Pursuant to the terms of the secured debt financing, in April 2014, the Lead Lenders invested the difference between $2,750,000 and the amount invested by other holders of the existing Convertible Notes to bring the total financing proceeds to $6,000,000. The amount of this additional investment by the Lead Lenders was $712,191. In connection with this additional investment, the Lead Lenders received warrants exercisable for 142,437 shares of Series A Preferred Stock with an exercise price of $0.01 per share. The warrants have a term of seven years from issuance.

Also in connection with the secured debt financing, the board of directors and Paratek’s stockholders approved a recapitalization of Paratek’s existing outstanding stock. As a result of this recapitalization, which was effected immediately prior to the initial closing of the secured debt financing in March 2014, all shares of outstanding common stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series F Convertible Preferred Stock and Series H Convertible Preferred Stock were reverse split on a 29.654782:1 ratio. Thereafter, each one share of Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series F Convertible Preferred Stock and Series H Convertible Preferred Stock was reclassified and converted into 5.0457 shares of newly designated Series A Preferred Stock. Additionally, all of the authorized shares of Paratek’s Series B Convertible Preferred Stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock, of which none remain issued and outstanding, were canceled and eliminated. Upon the closing of the recapitalization transaction, 1,150,000 shares of Series A Convertible Preferred Stock, 3,513,000 shares of Series C Convertible Preferred Stock, 5,664,009 shares of Series D Convertible Preferred Stock, 754,499 shares of Series F Convertible Preferred Stock and 9,491,028 shares of Series H Convertible Preferred Stock were reverse split and reclassified and converted into 3,500,000 shares of Series A Preferred Stock. All share and per share data (except par value) have been adjusted to reflect the effect of the reverse stock split and reclassification for all historical periods presented. The derivative liability related to the related party Convertible Notes was eliminated upon the conversion of the Convertible Notes in the March 2014 recapitalization transaction, and the fair value reclassified to mezzanine equity.

As of June 30, 2014, Paratek had cash and cash equivalents of $0.1 million. In July 2014, Transcept provided Paratek with $3.5 million in funding subject to a promissory note. Additionally, if the merger does not close by September 15, 2014, Transcept will continue to provide additional loan funding of $800,000 per month until the closing of the merger or December 31, 2014. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan. Paratek will require substantial additional funding to continue its operations if the merger does not occur by December 31, 2014.

As of June 30, 2014, the senior secured promissory notes had not been repaid. Under the Debt Conversion Agreement, Paratek has acknowledged that an event of default exists, and the lenders have agreed to forbear. On June 30, 2014, holders of the senior secured promissory notes entered into the Debt Conversion Agreement whereby the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, the senior secured promissory notes of Paratek will be converted into shares of Paratek common stock.

On June 30, 2014, prior to the execution of the Merger Agreement, Paratek entered into the Subscription Agreement with certain current stockholders of Paratek and certain new investors in Paratek pursuant to which Paratek agreed to sell, and the purchasers listed therein agreed to purchase, shares of Paratek common stock for an aggregate purchase price of approximately $93.0 million. On June 30, 2014, Paratek entered into the Merger Agreement. The merger is conditioned upon the closing of the financing pursuant to the Subscription Agreement. The closing of the financing is in turn conditioned upon, among other things, each of the conditions to the consummation of the merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing. There can be no assurance that Paratek will satisfy the closing conditions to consummate the merger or the financing contemplated by the Subscription Agreement.

Paratek primarily invests cash and cash equivalents in money market funds backed by the U.S. treasury and U.S. federal agencies.

Cash Flows

The following table provides information regarding Paratek’s cash flows for the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013.

	Years Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2012	2014	2013
			(unaudited)
Cash used in operating activities	$(6,359)	$(12,355)	$(5,508)	$(3,766)
Cash (used in) provided by investing activities	396	55	14	(1)
Cash provided by financing activities	6,159	10,858	4,393	3,392

Net change in cash and cash equivalents	$196	$(1,442)	$(1,101)	$(375)

Operating Activities

Cash used in operating activities of $6.3 million for the year ended December 31, 2013 was primarily a result of Paratek’s $4.7 million net loss and $2.6 million of non-cash items, including losses on the issuance of the 2013 Notes and related equity and remeasurement of the fair value of the associated derivative, offset by changes in operating assets and liabilities of $0.9 million. Cash used in operating activities of $12.3 million for the year ended December 31, 2012 was primarily a result of Paratek’s $43.2 million net loss offset by changes in operating assets and liabilities of $5.10 million and $25.7 million of non-cash items, including the loss on issuance of the March 2012 and October 2012 Notes and related equity, remeasurement of the fair value of the associated derivative and the gain on exchange of the March 2012 Notes for October 2012 Notes. Cash used in operating activities of $5.5 million for the six months ended June 30, 2014 was primarily a result of Paratek’s $3.5 million net loss and $2.9 million in changes in operating assets and liabilities, partially offset by $0.9 million of non-cash items, including noncash interest expense and remeasurement of the Convertible Notes derivative liability. Cash used in operating activities of $3.8 million for the six months ended June 30, 2013 was primarily a result of Paratek’s $3.1 million of non-cash items including the loss on issuance of the 2013 Notes and related equity, and remeasurement of the fair value of the associated derivative, and $1.1 million net loss offset by $0.4 million in changes in operating assets and liabilities.

Investing Activities

Net cash provided by investing activities was $396,061 for the year ended December 31, 2013, and cash provided by investing activities was $55,259 for the year ended December 31, 2012. Cash provided by investing activities during the year ended December 31, 2013 was the result of sales of Paratek’s equipment and a returned security deposit associated with one of Paratek’s operating leases. Cash provided by investing activities during the year ended December 31, 2012 was primarily due to the return of a security deposit associated with one of Paratek’s operating leases and the sale of equipment, partially offset by the purchase of plant, property and equipment items. Net cash provided by investing activities was $13,977 for the six months ended June 30, 2014, and cash used in investing activities was $1,122 for the six months ended June 30, 2013. Cash provided by investing activities during the six months ended June 30, 2014 was due to sales of equipment, and cash used in investing activities during the six months ended June 30, 2013 was due to a change in restricted cash.

Financing Activities

Cash provided by financing activities was $6.2 million for the year ended December 31, 2013 and $10.9 million for the year ended December 31, 2012. Cash provided by financing activities during the year ended December 31, 2013 was primarily related to the issuance of $4.8 million of the 2013 Notes and to the receipt of $1.4 million of prefunding for a proposed financing that Paratek was unable to complete. Cash provided by financing activities during the year ended December 31, 2012 was primarily related to the issuance of $5.8 million of the March 2012 Notes and to the issuance of $5.0 million of the October 2012 Notes. Net cash provided by financing activities was $4.4 million for the six months ended June 30, 2014 and $3.4 million for the six months ended June 30, 2013. Cash provided by financing activities during the six months ended June 30, 2014 was primarily related to the issuance of $6.0 million of the senior secured promissory notes partially offset by $0.5 million earlier advanced to Paratek related to this financing, $0.3 million in deferred financing costs related to the Subscription Agreement and the return of $0.8 million of other previously provided advances for a proposed financing transaction that Paratek was unable to complete. Cash provided by financing activities during the six months ended June 30, 2013 was due to the issuance of $3.4 million of the 2013 Notes.

Future Funding Requirements

Paratek has not generated any revenue from product sales. Paratek does not know when, or if, it will generate any revenue from product sales. Paratek does not expect to generate any revenue from product sales unless and until it obtains regulatory approval of and commercializes omadacycline or any of its other product candidates. At the same time, Paratek expects its expenses to increase in connection with its ongoing development activities, particularly as Paratek continues the research, development and clinical trials of, and seeks regulatory approval for, its product candidates. Immediately prior to the closing of the merger, Paratek expects to receive proceeds of approximately $93.0 million from the financing contemplated by the Subscription Agreement. Upon the closing of the merger, Paratek expects to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of its product candidates, Paratek anticipates that it will need substantial additional funding in connection with its continuing operations.

As of June 30, 2014, Paratek had cash and cash equivalents of $0.1 million. In March and April 2014, Paratek issued $6.0 million in aggregate principal amount of senior secured promissory notes to certain of its existing stockholders. In June 2014, Paratek entered into the Merger Agreement with Transcept. Concurrent with the execution of the Merger Agreement, Transcept made a bridge loan to Paratek in the principal amount of $3.5 million. In the event that the merger does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger Agreement has not been terminated. On September 15, 2014, Transcept made an additional loan to Paratek of $800,000 on the same terms as the original loan. Paratek’s present capital resources are not sufficient to fund its planned operations for a 12-month period without the merger and financing contemplated by the Subscription Agreement being completed, and therefore, raise substantial doubt about Paratek’s ability to continue as a going concern. Paratek will require significant additional funding to continue its operations if the merger and financing do not close by the end of 2014. Failure to receive additional funding could cause Paratek to cease operations, in part or in full.

Paratek has not completed development of any therapeutic products. Paratek expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. Paratek anticipates that its expenses will increase substantially as it:

•	initiates and conducts its Phase 3 registration trials of omadacycline;

•	seeks regulatory approvals for any of its product candidates that successfully complete registration trials;

•	establishes a sales, marketing and distribution infrastructure and increases its manufacturing capabilities to commercialize any products for which Paratek may obtain regulatory approval; and

•	adds operational, financial and management information systems and personnel, including personnel to support its product development and planned commercialization efforts.

Based upon its current operating plan, Paratek anticipates that the cash and cash equivalents provided by the merger, together with its existing cash and cash equivalents, anticipated proceeds from the $93 million financing contemplated by the Subscription Agreement, and anticipated milestone payments under its collaboration agreement with Actavis will enable it to fund its operating expenses and capital expenditure requirements for at least the next 24 months. Paratek has based this estimate on assumptions that may prove to be wrong, and Paratek could use its available capital resources sooner than it currently expects. Because of the numerous risks and uncertainties associated with the development and commercialization of its product candidates, and the extent to which Paratek enters into collaborations with third parties to participate in the development and commercialization of Paratek’s product candidates, Paratek is unable to estimate the amounts of increased capital outlays and operating expenditures associated with its current and anticipated clinical trials. Paratek’s future capital requirements will depend on many factors, including:

•	the progress of clinical development of omadacycline;

•	the number and characteristics of other product candidates that Paratek pursues;

•	the scope, progress, timing, cost and results of research, preclinical development and clinical trials;

•	the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

•	the costs associated with manufacturing and establishing sales, marketing and distribution capabilities;

•	Paratek’s ability to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments Paratek may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;

•	Paratek’s need and ability to hire additional management, scientific and medical personnel;

•	the effect of competing products that may limit market penetration of Paratek’s product candidates;

•	Paratek’s need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing and success of Paratek’s existing licensing arrangements and any collaboration, licensing or other arrangements into which Paratek may enter in the future, including the timing of receipt of any milestone or royalty payments under these arrangements.

Until Paratek can generate a sufficient amount of product revenue to finance its cash requirements, Paratek expects to finance its future cash needs primarily through a combination of equity offerings, debt financings, strategic collaborations and grant funding. Paratek does not have any committed external sources of funds other than the Subscription Agreement for the financing contemplated thereby, Transcept’s loan in connection with the Merger Agreement and its collaboration with Actavis, which is terminable by Actavis upon prior written notice. To the extent that Paratek raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Paratek’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting Paratek’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Paratek raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Paratek may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Paratek. If Paratek is unable to raise additional funds through equity or debt financings when needed, Paratek may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates that Paratek would otherwise prefer to develop and market itself.

Contractual Obligations and Commitments

The following table summarizes Paratek’s contractual obligations as of December 31, 2013 and the effect such obligations are expected to have on its liquidity and cash flow in future years:

(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease obligations	$1,556	$530	$1,026	$—	$—
Total contractual cash obligations	1,556	530	1,026	—	—

Leases

In June 2012, Paratek terminated one of its operating lease agreements prior to the contractual termination date. As a result of the early termination, Paratek was required to pay the landlord an aggregate early termination fee of $1,615,357 through monthly payments until May 2013, representing a savings of approximately $0.9 million over the following two years. This amount was recorded as rent expense in the year ended December 31, 2012. As of December 31, 2013, Paratek had no remaining obligation recorded within other current liabilities on the balance sheet.

In January 2012, Paratek entered into an operating lease agreement for additional laboratory and office space in Cambridge, Massachusetts. The lease term was 60 months, with an expiration date of June 30, 2017. Aggregate lease payments over the term were to have been $2,655,550. In August 2013, Paratek terminated this lease prior to the contractual termination date. No additional amounts were due to the landlord as a result of the early termination.

Licenses

Under a license agreement with Tufts University, Paratek is required to make aggregate regulatory milestone payments of up to $300,000 associated with the filing of an NDA and approval of its first product candidate, $50,000 of which has been paid. Paratek is also obligated to pay Tufts a minimum royalty in the amount of $25,000 per year if Paratek does not sponsor at least $100,000 of research at Tufts in such year. Paratek also agreed to pay Tufts either low single digit royalties based on gross sales or low double digit royalties based on sublicensed product royalties for certain of its products when and if they are commercialized.

In September 2009, Paratek entered into a Collaborative Development, Manufacture and Commercialization License Agreement with Novartis, which Paratek refers to as the Novartis Agreement, which provided Novartis with a global, exclusive patent license for the development, manufacturing and marketing of omadacycline. Under the terms of the agreement, Novartis was to have led development activities for omadacycline, and Paratek was to have co-developed and contributed a share of the development expenses. The Novartis Agreement was terminated effective August 2011. In January 2012, Paratek and Novartis entered into a letter agreement, which Paratek refers to as the Novartis Letter Agreement, in which Paratek reconciled shared development costs and expenses and granted Novartis a right of first negotiation with respect to commercialization rights of omadacycline following approval of omadacycline from the FDA, EMA or any regulatory agency, but only to the extent Paratek had not previously granted such commercialization rights related to omadacycline to another third party as of any such approval. Pursuant to the reconciliation of development costs and expenses, Paratek agreed to pay Novartis approximately $2.9 million.

In October 2012, Paratek agreed with Novartis that Paratek would accrue interest on the amount owed at a rate of 9.5% per year, compounded quarterly, until repaid. Paratek agreed that it would repay the amount owed from any cash upfront and milestone payments that Paratek received pursuant to a licensing or other strategic transaction, except for reimbursements of certain development costs. Additionally, Paratek agreed to repay the amount owed from any equity, debt or other financing or funding proceeds, provided that, prior to March 31, 2013, Paratek would not have been required to repay the amount owed out of financing or funding proceeds until Paratek had received in excess of $95 million from these sources. On January 1, 2014, the interest rate payable on the amount owed increased to 15% per year, compounded quarterly, as Paratek did not pay Novartis in full by this date. Subject to the exception noted above relating to financing or funding proceeds in excess of $95 million prior to March 31, 2013, Novartis has waived its right to take legal action to collect the amount owed until the earlier of January 1, 2015 and 15 days after Paratek’s receipt of funds in a strategic transaction or financing, from which Paratek has not paid Novartis the lesser of (1) at least 75% of the amount of such funds and (2) the remaining amount Paratek owed to Novartis at that time.

In June 2014, Paratek and Novartis agreed to amend the October 2012 letter agreement between the two companies. The amendment states that in lieu of payment of all remaining amounts due to Novartis consisting of

$2.9 million of unpaid development costs and $0.7 million accrued interest owed by Paratek, Paratek agrees to pay Novartis a 0.25% royalty based on annual net sales of Paratek’s products. There are no further payment obligations to Novartis.

Employee Arrangements

Paratek has employment agreements with certain employees which require the funding of a specific level of payments, if certain events, such as a change in control or termination without cause, occur.

In April 2012, Paratek’s board of directors approved a $500,000 pool for a cash retention plan in order to retain its key employees. The terms of the plan stated that eligible employees would receive 50% of their bonus on the earlier of August 31, 2012 and the completion of a successful aggregate capital raise of at least $10,000,000 and the remaining 50% on the completion of a successful aggregate capital raise of at least $10,000,000. In August 2012, the plan was amended to state that each eligible employee would earn the first 50% of their bonus on the earlier of August 31, 2012 or the completion of a successful aggregate capital raise of at least $10,000,000, but that this amount would be paid on October 1, 2012. On October 1, 2012, Paratek paid these key employees an aggregate of $250,000 under this program. Paratek has no further obligations under this program.

In March 2014, the Paratek board of directors approved a new pool for a cash retention plan in order to retain key employees of Paratek. The new plan replaces the April 2012 plan. The terms of the plan state that eligible employees will receive an aggregate $207,500 cash bonus within 15 days of the final closing of Paratek’s senior secured promissory note financing and will receive the remaining $242,500 in aggregate upon a successful capital raise of at least $20,000,000, provided that this amount is raised by December 31, 2014. $207,500 in aggregate was paid to these key employees in April 2014 following the closing of the senior secured promissory note financing. Paratek had not completed the aggregate capital raise of at least $20,000,000, and as such the remaining $242,500 bonus had not been paid as of June 30, 2014. Paratek currently expects the remaining $242,500 bonus to be paid within 15 days upon the closing of the financing contemplated by the Subscription Agreement.

In July and September 2012, the board of directors granted 1,600,000 options to employees with a vesting period of approximately two years, of which 25% vested upon the earlier of an initial public offering or April 3, 2013.

In March 2014, the 1996 Stock Option Plan and the 2005 Stock Option Plan were terminated. No additional shares are available to grant from these plans. Also in March 2014, Paratek’s board of directors adopted the 2014 Equity Incentive Plan (the “2014 Stock Plan”). Under the 2014 Stock Plan, 1,000,000 shares of common stock were initially approved for grant. Under the 2014 Stock Plan, Paratek may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. 1,000,000 shares of fully-vested restricted common stock were granted pursuant to the 2014 Stock Plan to current and former employees and directors of Paratek in June 2014. Also in June 2014, Paratek’s board of directors approved an increase in the shares available for awards under the 2014 Stock Plan to 12,970,844 shares from 1,000,000 shares and granted the resulting 11,970,844 shares that became available for issuance under the 2014 Stock Plan as options to purchase common stock to certain Paratek employees. Generally, the options vest, subject to a recipient’s continued employment, in equal monthly installments over a total of 48 months, starting on one of three vesting commencement dates (corresponding to three tranches of shares subject to the options).

Note Financings

In 2012 and 2013, Paratek issued the Convertible Notes in an original aggregate principal amount of $15.6 million. Of the Convertible Notes, the October 2012 Notes and the 2013 Notes financings included upfront and deferred issuances of common stock. Paratek determined that the upfront and deferred shares are free-standing financial instruments that will be separately accounted for as equity. The Convertible Notes are considered a derivative in their entirety as set forth in ASC 815-10-15-83 Accounting for Derivatives Instruments and Hedging Activities. This derivative was recorded at fair value upon the closing of the transaction within the derivative liability line on the balance sheet. The derivative liability was marked to fair value each reporting period, with the change in fair value recorded in other income and expense. The upfront and deferred shares issued simultaneously with the October 2012 Notes and 2013 Notes were recorded in equity at fair value along with a corresponding charge to other expense. The derivative liability is marked to fair value each reporting period with the change in fair value recorded in other income and expense. The Convertible Notes and all interest accrued thereon were converted into shares of Paratek’s Series A Preferred Stock in March 2014.

In March 2014, Paratek issued senior secured promissory notes to certain individuals and entities in the original aggregate principal amount of $6,000,000. Interest accrues on the senior secured promissory notes at a rate of 10% per annum. The holders of the senior secured promissory notes include officers, employees and directors of Paratek, making the senior secured promissory notes related party in nature. Pursuant to the terms of the senior secured promissory notes, the aggregate amount of principal outstanding shall become due and payable upon the first to occur of: (i) June 30, 2014; provided that such date may be extended upon the written consent of the Lead Lenders, (ii) the closing of an equity financing which raises at least $50,000,000, (iii) acceleration of all amounts due as a result of an event of default as defined in the senior secured promissory notes, and (iv) the occurrence of a deemed liquidation event as defined in Paratek’s certificate of incorporation. The senior secured promissory notes may only be prepaid by Paratek with express written approval by a majority-in-interest of lenders. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, the senior secured promissory notes will be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement.

Contract Service Providers

In the course of normal business operations, Paratek also has agreements with contract service providers to assist in the performance of research and development and manufacturing activities. Paratek can elect to discontinue the work under these agreements at any time. Paratek could also enter into additional collaborative research, contract research, manufacturing and supplier agreements in the future, which may require upfront payments and/or long-term commitments of cash.

Off-Balance Sheet Arrangements

Paratek did not have during the periods presented, and does not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Net Operating Losses

As of December 31, 2013, Paratek had federal net operating loss, or NOL, carryforwards of $111.8 million and state net operating loss carryforwards of $48.6 million, which begin to expire in 2018 and 2014, respectively. As of December 31, 2013, Paratek had federal research and development carryforwards of $4.1 million and state research and development carryforwards of $3.3 million, which began to expire in 2014. Paratek management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of NOL carryforwards and research and development credits, and determined that it is more likely than not that Paratek will not recognize the benefits of federal and state deferred tax assets. As a result, Paratek has established a valuation allowance of $60.5 million as of December 31, 2013 and $58.2 million as of December 31, 2012.

Paratek’s ability to utilize its federal NOLs and federal tax credits is currently limited, and may be limited further, under Section 382 of the Code. Ownership changes, as defined in Section 382 of the Code, limit the amount of NOL carryforwards and research and development credit carryforwards Paratek can use each year to offset future taxable income and taxes payable.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” or ASU 2011-04. This accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for Paratek is January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard did not impact Paratek’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-03 “Financial Instruments”. The amendment in the update clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The amendment clarifies that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This amendment is effective upon issuance. The adoption of this pronouncement did not have an impact on Paratek’s financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11 “Income Taxes”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this pronouncement is not expected to have an impact on Paratek’s financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers”. The amendments in this update create Topic 606, “Revenue from Contracts with Customers”, and supersede the revenue recognition requirements in Topic 605, “Revenue Recognition”, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”, and create new Subtopic 340-40, “Other Assets and Deferred Costs—Contracts with Customers”. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Paratek is currently evaluating the impact of this ASU.

In June 2014, the FASB issued ASU 2014-12 “Compensation—Stock Compensation”. The amendments in this update create Topic 718, “Compensation—Stock Compensation”. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This ASU is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The amendments should be applied prospectively to all share-based payment awards that are granted or modified on or after the effective date, or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of this pronouncement is not expected to have an impact on Paratek’s financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT PARATEK MARKET RISK

Paratek’s cash and cash equivalents as of December 31, 2013 and June 30, 2014 consisted primarily of cash and money market accounts. Paratek’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in Paratek’s portfolio, a sudden change in market interest rates would not be expected to have a material impact on the fair market value of its investment portfolios. Accordingly, Paratek would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio. The interest rate on Paratek’s 2014 senior secured promissory notes is fixed and therefore not subject to interest rate risk. Paratek does not have any foreign currency or other derivative financial instruments.

Paratek contracts with contract research organizations and contract manufacturers globally. Paratek may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Paratek currently does not hedge its foreign currency exchange rate risk. Transactions denominated in currencies other than U.S. dollars are recorded based on exchange rates at the time such transactions arise. As of June 30, 2014 and December 31, 2013 and 2012, substantially all of Paratek’s total liabilities were denominated in U.S. dollars.

Inflation generally affects Paratek by increasing its cost of labor and clinical trial costs. Paratek does not believe that inflation has had a material effect on its results of operations during the year ending December 31, 2013 or through the six months ended June 30, 2014.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Transcept

Pursuant to the Merger Agreement, all of the current executive officers of Transcept will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The Transcept board of directors is currently composed of seven directors. Pursuant to the Merger Agreement, all of the directors of Transcept, other than two designees selected by Transcept to either be elected to or remain on, as applicable, the board of directors (which two directors shall be reasonably acceptable to Paratek), shall resign at or prior to the effective time of the merger. Those two directors shall then elect, effective as of the effective time of the merger, five designees selected by Paratek, each to serve as members of the board of directors in staggered classes to be agreed upon by Transcept and Paratek prior to closing (provided that one of Transcept’s designees shall be appointed to the class whose term expires in 2015 and the other Transcept designee shall be appointed to the class whose term expires in 2016).

Following the merger, it is anticipated that the board of directors of Transcept will have one vacancy which will be filled by a Paratek designated director, pursuant to the Merger Agreement.

Following the merger, the management team of Transcept is expected to be composed of the management team of Paratek. The following table lists the names and ages as of June 30, 2014 and positions of the individuals who are expected to serve as executive officers and directors of Transcept upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Michael F. Bigham	56	Chief Executive Officer and Chairman of the Board
Evan Loh, M.D.	55	President, Chief Medical Officer and Director
Kathryn M. Boxmeyer	39	Interim Chief Financial Officer
Non-Employee Directors
Thomas J. Dietz, Ph.D.	50	Director
Richard J. Lim	42	Director
Robert Radie	51	Director
Jeffrey Stein, Ph.D.	59	Director

Executive Officers

Michael F. Bigham, was appointed Chief Executive Officer and Chairman of the board of directors of Paratek in June 2014. Mr. Bigham has been a Partner at Abingworth LLP, a leading international investment group dedicated to life sciences and healthcare, since 2003 and has more than 25 years of senior leadership experience in the biopharmaceutical industry. He currently serves on the boards of Avedro and Secure EDI and has held several directorships, including at Avila Therapeutics, where he was the founding Chairman and CEO, Magellan Biosciences, Portola Pharmaceuticals, Supernus Pharmaceuticals and Valeritas. Mr. Bigham was formerly Vice Chairman of Corixa Corporation, a publicly-traded biotechnology company, and was President and Chief Executive of Coulter Pharmaceuticals, a publicly-traded oncology company, until it merged into Corixa. Previously, he was an early employee at Gilead Sciences where he served in various capacities, including Executive Vice President of Operations and Chief Financial Officer. Before joining Gilead, Mr. Bigham was a Partner at Hambrecht & Quist where he became Co-Head of Healthcare Investment Banking. Mr. Bigham received his B.S. from the University of Virginia and qualified as a C.P.A. before completing his M.B.A. at Stanford University.

Transcept believes that Mr. Bigham possesses specific attributes that qualify him to serve as a member of its board of directors, including his experience on the boards of and in management positions with biopharmaceutical companies, including publicly-traded companies.

Evan Loh, M.D., was elected President of Paratek in June 2014. He was appointed Chief Medical Officer of Paratek in June 2012 and has served on Paratek’s board of directors since May 2012, including as Chairman from May 2012 until June 2014. From October 2009 to January 2012, Dr. Loh served as Senior Vice President, Development and Strategic Operations, Worldwide Research and Development, at Pfizer. While at Pfizer, Dr. Loh’s responsibilities included scientific, operational, and strategic drug development oversight for all pre-proof of concept development phase programs and leading portfolio prioritization. Prior to joining Pfizer, from January 2007 to October 2009, Dr. Loh was Vice President, Clinical Research & Development at Wyeth, where he was responsible for leadership and strategic oversight of clinical development efforts across multiple therapeutic areas throughout the world. He is the 2006 recipient of the Heroes of Chemistry Award from the American Chemical Society for his leadership role at Wyeth in the clinical development of Tygacil. Dr. Loh served as a faculty member at both Harvard Medical School and the University of Pennsylvania School of Medicine. Dr. Loh received his A.B. from Harvard College and his M.D. from Harvard Medical School. He completed his Internal Medicine and Cardiovascular fellowship training at Brigham and Women’s Hospital.

Transcept believes that Dr. Loh possesses specific attributes that qualify him to serve as a member of its board of directors, including more than 14 years of experience in senior executive management roles with large, international pharmaceutical companies.

Kathryn M. Boxmeyer, M.B.A., has been Paratek’s Vice President, Chief Financial Officer and Treasurer since March 2011. Prior to that, Ms. Boxmeyer held a series of positions in Paratek’s Finance department since joining Paratek in 2001, including as its Vice President of Finance from March 2010 to March 2011. Ms. Boxmeyer has over 13 years of experience in the pharmaceutical and biotechnology industries working in finance, business development, and strategy consulting. From 1996 to 1999, Ms. Boxmeyer served as a member of the investment banking team at Raymond James & Associates where she worked as an advisor on the healthcare team, specializing in initial public offerings, follow-on offerings, private placements, mergers and acquisitions, and fairness opinions to companies in the life sciences, medical devices, and healthcare services sectors. Ms. Boxmeyer has also previously been a member of the management consulting group at Mercer Management Consulting. Ms. Boxmeyer received her A.B. from Harvard University and her M.B.A. from the Tuck School of Business at Dartmouth College.

Ms. Boxmeyer is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Non-Employee Directors

Thomas J. Dietz, Ph.D., has been a member of Transcept’s board of directors since his appointment in April 2013. Dr. Dietz has served as Chairman and CEO of Waypoint Holdings, LLC, a financial services firm, since December 2010. Dr. Dietz was previously co-CEO and then CEO and a director of Pacific Growth Equities, LLC, an investment bank and institutional brokerage firm, from 2004 to January 2009, when the firm was acquired by Wedbush Securities, a financial services firm. Dr. Dietz subsequently served as head of the investment banking division at Wedbush until November 2010. Dr. Dietz joined Pacific Growth in 1993 and served in various roles, including senior roles in equities research and investment banking, prior to taking the CEO role there. Previously, Dr. Dietz was a member of the research faculty in the Department of Medicine, University of California, San Francisco and the VA Medical Center. Dr. Dietz holds a Ph.D. in molecular biology and biochemistry from Washington University in St. Louis.

Transcept believes Dr. Dietz’s qualifications to sit on the board of directors include his medical and research backgrounds and extensive experience in the financial services industry.

Richard Lim, M.B.A., has been a member of Paratek’s board of directors since March 2014. Mr. Lim is a General Partner at Omega Funds and has over 20 years in principal investment and strategic consulting, all within life science and healthcare. He was previously a General Partner at MVM Life Science Partners, a life science focused venture capital firm with $500 million under management; he founded MVM’s US investment operations. He was previously a Vice President at Saunders, Karp & Megrue (SKM), a private equity firm with $1.7 billion under management, where he specialized in healthcare growth capital and leveraged transactions. Prior to SKM (now known as Apax Partners Inc.), Mr. Lim was a Manager at LEK Consulting, providing strategic advice to life science companies; he consulted for more than 3 dozen small and large biotechnology firms. He was also an Associate with M&A investment bank BT Wolfensohn. He has served on a number of boards in biotechnology, specialty pharmaceuticals, and medical device companies. He serves as a catalyst advisor of the Deshpande Center at the Massachusetts Institute of Technology. He earned his A.B. from Harvard University and his M.B.A. from Harvard Business School.

Transcept believes that Mr. Lim possesses specific attributes that qualify him to serve as a member of the board of directors, including his experience consulting, investing in and growing biotechnology companies and extensive experience in finance, capital markets and investing. In addition, because Mr. Lim has served on many boards of directors, Transcept believes he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Robert Radie, has been the President and Chief Executive Officer of Egalet since March 2012. From November 2010 to October 2011, Mr. Radie served as President and Chief Executive Officer of Topaz Pharmaceuticals Inc., a specialty pharmaceutical company acquired by Sanofi Pasteur in 2011. From March 2009 to November 2010, Mr. Radie served as President and Chief Executive Officer of Transmolecular, Inc., a biotechnology company developing cancer diagnostic and treatment products, after serving as a consultant to Transmolecular from December 2008 through March 2009. From September 2007 to September 2008, Mr. Radie served as the Chief Business Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. Before joining Prestwick, Mr. Radie served in senior management positions with a number of pharmaceutical and biotechnology companies, including Morphotek, Inc., Vicuron Pharmaceuticals, Inc. and Eli Lilly and Company. Mr. Radie has served as a director of Horse Power For Life, a non-profit organization dedicated to improving the quality of life for individuals diagnosed with cancer, since 2007. Mr. Radie received his B.S. in chemistry from Boston College.

Transcept believes Mr. Radie’s qualifications to sit on the board of directors including his experience on the boards of and in management positions with biopharmaceutical companies, including publicly-traded companies.

Jeffrey Stein, Ph.D., has been the President and Chief Executive Officer of Cidara Therapeutics since 2014. Prior to joining Cidara, Dr. Stein was Chief Executive Officer of Trius Therapeutics from its founding in 2007 until its acquisition by Cubist Pharmaceuticals in September of 2013. Dr. Stein is also founding Chairman and President of the Antibiotics Working Group, an industry lead 501(c)(6) organization. Previously, Dr. Stein was a Venture Partner and Kauffman Fellow with Sofinnova Ventures and opened the firm’s San Diego office in 2005. Prior to joining Sofinnova, Dr. Stein was co-founder and Chief Scientific Officer of Quorex Pharmaceuticals which was acquired by Pfizer Pharmaceuticals in 2005. He has also served as a Principal Scientist with Diversa Corporation and the Agouron Institute. Dr. Stein conducted his postdoctoral research as an Alexander Hollaender Distinguished Postdoctoral Fellow at the California Institute of Technology and his graduate work as a NASA Graduate Student Researcher Fellow at UCSD.

Transcept believes Dr. Stein’s qualifications to sit on the board of directors include his prior executive management roles at multiple biopharmaceutical companies, including several focused on development antibacterials, his medical and research backgrounds and experience in the healthcare financing industry.

Composition of the Board of Directors

The board of directors of Transcept is currently comprised of seven directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the board of directors will remain in place for the combined company board of directors following completion of the merger. At the most recent annual meeting of stockholders of Transcept held in 2014, Class II directors were elected. As a result, the term of the Class II directors of the combined company will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2017, with the terms of the Class I directors and Class III directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2016 and 2015, respectively.

The director classes for Transcept are currently as follows:

•	Class I directors: Frederick J. Ruegsegger and Thomas J. Dietz;

•	Class II directors: Matthew M. Loar, Jake R. Nunn and Glenn A. Oclassen; and

•	Class III directors: Thomas D. Kiley and G. Kirk Raab.

Pursuant to the Merger Agreement, all of the directors of Transcept, other than two designees selected by Transcept to either be elected to or remain on, as applicable, the board of directors (which two directors shall be reasonably acceptable to Paratek), shall resign at or prior to the effective time of the merger. Those two directors shall then elect, effective as of the effective time of the merger, five designees selected by Paratek, each to serve as members of the board of directors in staggered classes to be agreed upon by Transcept and Paratek prior to closing (provided that one of Transcept’s designees shall be appointed to the class whose term expires in 2015 and the other Transcept designee shall be appointed to the class whose term expires in 2016). Following the merger, it is anticipated that the board of directors of Transcept will have one vacancy which will be filled by a Paratek designated director, pursuant to the Merger Agreement. It is anticipated that these directors will be appointed to the three staggered director classes of the combined company board of directors as follows:

•	Class I directors (expiring in 2016): Thomas J. Dietz and Evan Loh, M.D.;

•	Class II directors (expiring in 2017): Michael F. Bigham and Robert Radie; and

•	Class III directors (expiring in 2015): Richard J. Lim and Jeffrey Stein, Ph.D.

There are no family relationships among any of the current Transcept directors and executive officers, and there are no family relationships among any of the proposed combined company directors and executive officers.

The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Transcept, or, following the completion of the merger, the combined company.

Transcept’s Nominating and Governance Committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the board of directors of the combined organization may take into account many factors, including the following:

•	diversity of personal and professional background, perspective, experience, age, gender, ethnicity and country of citizenship;

•	personal and professional integrity and ethical values;

•	experience in one or more fields of business, professional, governmental, scientific or educational endeavors, and a general appreciation of major issues facing public companies similar in scope and size to Transcept;

•	experience relevant to Transcept’s industry or with relevant social policy concerns;

•	relevant academic expertise or other proficiency in an area of Transcept’s operations;

•	objective and mature business judgment and expertise; and

•	any other relevant qualifications, attributes or skills.

Director Independence

The Transcept board of directors has determined that each of its current directors, except for Mr. Oclassen, is independent as defined under The NASDAQ Stock Market listing standards. The Transcept board of directors has also determined that each current member of the Compensation Committee and Nominating and Corporate Governance Committee is independent as defined under The NASDAQ Stock Market listing standards, and that each current member of the Audit Committee is independent as defined under The NASDAQ Stock Market listing standards and applicable SEC rules. In reaching its conclusions on independence, the Transcept board of directors reviewed, among other factors, the relationships between its current directors and certain of Transcept’s investors and determined that such relationships did not affect such directors’ independence under the standards of The NASDAQ Stock Market, or, where applicable, under SEC rules.

Based upon information requested from and provided by each proposed director concerning their background, employment and affiliations, including family relationships, Mr. Lim, Dr. Stein, Mr. Radie, and Dr. Dietz have been determined to be independent as defined under The NASDAQ Stock Market listing standards. Dr. Stein, Mr. Radie and Dr. Dietz, who will comprise the Compensation Committee and the Nominating and Governance Committee, have been determined to satisfy the independence standards for such committees established by the SEC and The NASDAQ Stock Market listing standards, as applicable. With respect to the Audit Committee, Dr. Stein, Mr. Radie and Dr. Dietz have been determined to satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and The NASDAQ Stock Market listing standards, as applicable. In making such determination, the relationships that each such director has with Transcept and all other facts and circumstances deemed relevant in determining their independence have been considered.

Committees of the Board of Directors

The Transcept board of directors currently has, and after completion of the merger Transcept will continue to have, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The responsibilities of the Audit Committee include the following:

•	overseeing Transcept’s accounting and financial reporting processes and audits of its consolidated financial statements;

•	assisting Transcept’s board of directors in oversight and monitoring of the integrity of Transcept’s consolidated financial statements, Transcept’s compliance with legal and regulatory requirements under applicable securities law, the independent registered public accounting firms’ qualifications, independence and performance, and Transcept’s systems of disclosure controls and internal accounting and financial controls;

•	preparing a report in Transcept’s annual proxy statement in accordance with the rules of the SEC;

•	providing Transcept’s board of directors with the results of its monitoring and recommendations derived from its responsibilities; and

•	providing Transcept’s board of directors such additional information and materials as it may deem necessary to make the board aware of significant financial matters that come to its attention and that require the attention of the board.

The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Transcept’s management has the primary responsibility for its consolidated financial statements and the reporting process including its system of internal accounting and financial controls.

Transcept’s Audit Committee currently consists of Mr. Ruegsegger, who serves as its chairman, Mr. Raab and Dr. Dietz. The Board of Directors has determined that Mr. Ruegsegger is an “audit committee financial expert” as defined in the SEC rules.

Following completion of the merger, the members of the Audit Committee are expected to be Dr. Stein, Mr. Radie and Dr. Dietz. Dr. Dietz is expected to be the chairman of the Audit Committee and its financial expert under the rules of the SEC. The Transcept board of directors has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of The NASDAQ Stock Market LLC and SEC. Transcept and Paratek believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and SEC.

Compensation Committee

The responsibilities of the Compensation Committee include the following:

•	reviewing and determining all forms of compensation to be provided to Transcept’s executive officers;

•	establishing and reviewing general policies relating to compensation, benefits and all bonus and equity compensation for all employees; and

•	producing an annual report on executive compensation for inclusion in Transcept’s proxy materials in accordance with the rules of the SEC.

The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

Transcept’s Compensation Committee currently consists of Mr. Nunn, who serves as its chairman, Mr. Raab and Dr. Dietz.

Following completion of the merger, the members of the Compensation Committee are expected to be Dr. Stein, Mr. Radie and Dr. Dietz. Dr. Stein is expected to be the chairman of the Compensation Committee. The Transcept board of directors has determined that each member of the Compensation Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. Transcept and Paratek believe that, after the completion of the merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with, any applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and SEC.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee relating to the nomination of directors include the following:

•	considering and approving all nominees for membership on Transcept’s board of directors, including the slate of nominees to be proposed by Transcept’s board of directors to Transcept’s stockholders for election at an annual stockholders’ meeting and any nominees to be elected or appointed by the board to fill interim director vacancies;

•	evaluating all proposed director nominees;

•	evaluating incumbent directors before recommending re-nomination; and

•	recommending all approved candidates to Transcept’s board of directors for appointment or nomination to Transcept’s stockholders.

The Nominating and Corporate Governance Committee selects as candidates to the board of directors for appointment or nomination individuals of high personal and professional integrity and ability who can contribute to the board of directors’ effectiveness in serving the interests of Transcept’s stockholders. Director nominees are expected to have considerable management experience that would be relevant to Transcept’s current and expected future business directions, a track record of accomplishment and a commitment to ethical business practices. The Nominating and Corporate Governance Committee also considers diversity in professional experience and skill sets in identifying nominees for director. The board of directors, along with the Nominating and Corporate Governance Committee, utilizes its own resources to identify qualified candidates that meet these criteria to join the board of directors and may, in the future, use an executive recruiting firm to assist in the identification and evaluation of such qualified candidates. For these services, an executive recruiting firm would be paid a fee. The Nominating and Corporate Governance Committee has not established a procedure for considering nominees for director nominated by Transcept’s stockholders. The board of directors and Nominating and Corporate Governance Committee believe that they can identify appropriate candidates to the board of directors. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in Transcept’s bylaws.

The responsibilities of the Nominating and Corporate Governance Committee relating to corporate governance include the following:

•	developing and recommending to the board the governance principles applicable to Transcept;

•	overseeing the evaluation of the board and management;

•	recommending director nominees for each committee of the board;

•	monitoring and reviewing compliance with Transcept’s Code of Business Conduct and Ethics;

•	developing and recommending director conflict of interest policy applicable to Transcept’s directors; and

•	reviewing performance of the committees of the board, and making recommendations regarding committee organization, membership, function and effectiveness.

The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

The Nominating and Corporate Governance Committee currently consists of Mr. Kiley, who serves as its chairman, and Mr. Ruegsegger.

Following completion of the merger, the members of the Nominating and Corporate Governance Committee are expected to be Dr. Stein, Mr. Radie and Dr. Dietz. Mr. Radie is expected be the chairman of the Nominating and Corporate Governance Committee. The Transcept board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC.

The board of directors of Transcept may from time to time establish other committees.

Director Compensation

For the fiscal year ended December 31, 2013, Paratek did not have a director compensation policy in place, nor did any non-employee directors receive any compensation for serving on the board of directors. Paratek does provide reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of the Paratek board of directors or any committees thereof.

Traditionally non-employee directors of Paratek have been granted options to purchase 10,000 shares of common stock on an annual basis. The exercise price of these options is equal to the fair market value of a share of Paratek’s common stock at the time of grant. However, no such annual grants were made in the 2013 fiscal year because a proposed equity financing was not completed in 2013.

In June 2014, former non-employee director Pieter Strijkert was awarded 49,953 shares of common stock under the management incentive plan, described below in “Executive Compensation Decisions Occurring after the End of 2013—2014 Supplemental Retention Bonuses” on page 272. This grant was made to Mr. Strijkert partially in recognition of his past service to Paratek as a director and partially in recognition of his past financial contribution to Paratek.

It is currently expected that the non-employee director cash compensation policies set forth above, as well as the non-employee director equity compensation policies will be reviewed by the combined company following completion of the merger and may be subject to change. In this regard, following the completion of the merger, it is expected that the combined company will provide compensation to non-employee directors that is in line with Transcept’s current practices.

Name	Fees Earned or Paid in Cash	Total
Walter Gilbert, Ph.D.(1)	$—	$—
Dennis Purcell(2)	—	—
Stuart B. Levy(3)	—	—
Pieter Strijkert(1)	—	—
Anthony Sun(1)	—	—

(1)	Dr. Gilbert, Mr. Strijkert and Dr. Sun resigned from the board effective March 7, 2014. Dr. Sun continues to attend board meetings as an observer.
(2)	Mr. Purcell resigned from the board on July 9, 2014.
(3)	Dr. Levy resigned from his position as chief scientific officer on December 13, 2013, but he remained as a director until his resignation from the board effective March 7, 2014.

Non-employee directors Walter Gilbert, Stuart B. Levy, Pieter J. Strijkert and Anthony Sun resigned from the board effective March 7, 2014 in connection with Paratek’s $6.0 million senior secured promissory note financing and related recapitalization. Non-employee director Dennis Purcell resigned from the board in July 2014. Non-employee director Richard J. Lim was elected to the board effective March 7, 2014.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger, Transcept’s Compensation Committee is expected to consist of Dr. Stein, Mr. Radie and Dr. Dietz. Dr. Stein is expected be the chairman of the Compensation Committee. Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. None of the proposed combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or Compensation Committee following the merger.

Executive Compensation Discussion and Analysis

Overview

Paratek seeks to have a compensation program that supports a team ethic among its management, fairly rewards executives for corporate performance and that provides incentives for executives to meet or exceed short and long term goals. Historically, the primary components of the Paratek compensation program have been base salary, an annual incentive bonus plan, and stock option awards. In addition, Paratek provides executive officers with other benefits that are available generally to all salaried employees. In 2013 and in prior years, the compensation committee of the Paratek board of directors has been responsible for evaluating the compensation of executive officers and making recommendations regarding executive compensation to the board of directors for final approval. After completion of the transactions between Paratek and Transcept, the compensation committee of the combined entity’s board of directors is expected to approve all compensation for executive officers, including the chief executive officer. For additional information regarding the combined company’s compensation committee, please see the section entitled “Management Following the Merger—Committees of the Board of Directors—Compensation Committee” in this proxy statement/prospectus/information statement.

Objectives and Principles of Paratek Executive Compensation

The principal objectives of the Paratek compensation and benefits programs for executive officers are to attract and retain senior executive management, to motivate their performance toward defined corporate goals, and to align their long-term interests with those of Paratek stockholders. For the year ended December 31, 2013, the Paratek named executive officers were Dennis P. Molnar, President and Chief Executive Officer, Dr. Evan Loh, Chief Medical Officer, Kathryn M. Boxmeyer, Vice President and Chief Financial Officer, Beverly A. Armstrong, Vice President—Administration, General Counsel, Chief Compliance Officer and Secretary, S. Ken Tanaka, Vice President, Research & Development, and Dr. Stuart B. Levy, Chief Scientific Officer. In December 2013, Dr. Levy resigned from his position as Chief Scientific Officer of Paratek.

On June 29, 2014, Michael F. Bigham was elected chairman of the board of directors and became Paratek’s Chief Executive Officer. In connection with this change, Dr. Loh remained as a member of the board of directors, was appointed President and remains Chief Medical Officer, and Mr. Molnar resigned from the board of directors and as President and Chief Executive Officer and remains as an employee.

Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Paratek believes that executive compensation should be linked to company performance. The Paratek compensation program is designed so that a significant portion of the potential compensation of all executive officers is contingent on the achievement of Paratek’s business objectives. Paratek expects its executive leadership to manage the company toward achievement of annual goals while at the same time positioning it to achieve longer term strategic objectives. Thus, in structuring the compensation of the executives, Paratek seeks to incentivize both short and long term performance. Short term elements of incentive compensation consist of incentive bonuses under an annual cash bonus program with payouts based primarily on achieving corporate performance objectives and secondarily on individual performance assessments. Long term compensation elements have historically been limited to restricted stock or stock options with multi-year vesting designed to retain executives and align their long term interests with those of Paratek stockholders.

Paratek believes that hiring and retaining well-performing executives is important to its ongoing success. Historically, the compensation committee has benchmarked executive compensation against salary surveys. While review of market surveys has been considered helpful, the compensation committee has historically placed substantially greater weight on internal considerations than on position-specific pay differences found in the market.

The determination of the board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation has been historically subjective, based on its view of the relative importance of each component in meeting overall Paratek objectives and factors relevant to the individual executive.

Paratek paid no cash bonus payments or granted any equity awards to any executive or employee in 2013. During its efforts to obtain financing in 2014, the Paratek board of directors determined that cash bonuses and equity awards were critical to retaining key executives and employees to execute on financings and the merger.

As a publicly held company, the combined company expects to engage the services of a compensation consultant and surveys to assist in further aligning the Paratek compensation philosophy with ongoing corporate objectives. In order to attract and retain key executives, the combined company’s compensation committee may be required to modify individual executive compensation levels to remain competitive in the market for such positions.

Compensation Process and Compensation Committee

For 2013, the Paratek compensation committee consisted of Walter Gilbert, Chairman, Pieter Strijkert and Anthony Sun. Historically, the Paratek compensation committee made recommendations to the board of directors regarding compensation structure, goals and individual compensation levels of executive officers, and the recommendations were considered for approval by the members of the board of directors. Going forward, the combined company’s compensation committee is expected to make all final determinations relating to compensation for executive officers after consultation with other independent directors.

Historically, the compensation committee made its compensation recommendations for the named executive officers other than Mr. Molnar, based on input from Mr. Molnar, Paratek’s former President and Chief Executive Officer, and the judgment of its members based on their tenure and industry experience. The Paratek periodic compensation review process has been initiated by Mr. Molnar, who performed a review of the performance of each executive officer, other than himself, in the prior year and formulated proposals regarding the elements of compensation, corporate goals and individual performance objectives and compensation levels for executive officers. Mr. Molnar’s proposals for the elements of compensation, corporate goals, individual performance objectives and compensation levels have been typically based on discussions with and directions from members of the compensation committee and/or with the board of directors directly in the months that there has been no compensation committee in place. In making compensation determinations, the compensation committee or board, as the case may be, considered, among other factors, the achievement of Paratek’s corporate objectives, relative internal parity among executive officers, the need to retain executives in the future, the industry experience of members of the compensation committee and Mr. Molnar, and the ability of Paratek to afford certain levels of compensation.

Mr. Molnar has never prepared proposals nor advised the compensation committee on his own compensation. Compensation levels for Mr. Molnar were recommended by the compensation committee, based on an assessment of overall Paratek corporate performance and Mr. Molnar’s contribution to that performance. Mr. Molnar did not participate in compensation committee or board of directors deliberations regarding his own compensation. As with other members of the Paratek executive team, historic determinations of Mr. Molnar’s compensation were based on achievement of Paratek’s corporate and financing objectives and compensation levels of other members of the executive team, the industry experience of members of the compensation committee and Paratek directors, and the ability of Paratek to afford certain levels of compensation.

Compensation Committee Matters Since the End of 2013

Since March 2014, following the resignations of each of the members of the compensation committee, the Paratek board of directors, consisting of Dr. Evan Loh, Richard J. Lim, and Dennis P. Molnar (until his resignation as a director), and Michael F. Bigham (upon his election as a director) has been responsible for compensation matters.

After completion of the merger with Transcept, the compensation committee of the combined entity is expected to consist of Dr. Stein as Chairman and Mr. Radie as well as Dr. Dietz, who is currently a director of Transcept. Each of these individuals is considered an independent director under the rules of the NASDAQ Stock Market LLC and a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

With a focus on retaining key executives, changes in 2014 compensation included the establishment of a management incentive plan by the compensation committee in February 2014 pursuant to which awards of common stock were approved by the board of directors and issued in June 2014, a raise in salary for Mr. Molnar to $350,000, as approved by the compensation committee in August 2013 in acknowledgement of his role in securing financing, and a raise in salary for Ms. Boxmeyer to $275,000 for her increased responsibilities associated with preparing the company for that equity financing and its operations as a public company following the completion of the merger. The board of directors subsequently approved a raise in base salary for Dr. Loh to $345,000, effective August 1, 2014, to account for his increased responsibility with the upcoming start of clinical trials and the added responsibilities of assuming the office of President.

Elements of Executive Compensation

The Paratek executive compensation program consists of three main elements: base salary, an annual or periodic incentive bonus program, and stock option awards. The following is a discussion of each element.

Base Salary

In 2013, the Paratek compensation committee and the board of directors concluded that executive management base salaries were in line with levels the compensation committee and board of directors believed to be appropriate for the life science industry in the Boston, Massachusetts area, a market which they determined to be increasingly competitive for companies seeking qualified executives with life sciences industry experience. Accordingly, the compensation committee and the board of directors decided not to make any changes to Paratek’s executive compensation practices in 2013 given that the level of industry experience and skill-sets for the existing executive team, and the substantial competition for executives at similarly situated companies in the geographic and industry markets in which Paratek must compete for staffing.

Executive Compensation Decisions Occurring after the End of 2013

With a focus on retaining key development and executive staff, in March 2014, the Paratek board reviewed 2013 base salaries in light of general market conditions in the Boston area life science industry. The board concluded that competition for executive talent remained strong as a result of the solid economic performance of the industry and the region overall, the continued large number of competing firms seeking public and venture capital, and strong demand for specialized skills and senior staff required to manage life science companies. To keep base salaries of existing executives competitive given these underlying demands, the board of directors approved raises in base salary for Mr. Molnar to $350,000 and Ms. Boxmeyer to $275,000. These salaries became effective in April 2014. Variances in raises among executive officers related principally to the board’s conclusions about appropriate base salary levels in light of competitive factors for each position. The board of directors determined that a larger increase was appropriate for Mr. Molnar because of his unique skill set and role in strategic decision-making, corporate development, and the financing efforts to date and planned with the goal of bringing Paratek to the public markets. The board of directors subsequently approved a raise in base salary for Dr. Loh to $345,000, effective August 1, 2014, to account for his increased responsibility with the upcoming start of clinical trials and the added responsibilities of assuming the office of President.

Annual Bonuses

Paratek’s board of directors may, in its subjective discretion, award bonuses to executive officers from time to time. Bonus targets have been established for executive officers, and an annual performance review process has been conducted internally based on corporate goals established for the Chief Executive Officer by the board of directors which serves as the basis for determining eligibility for any such bonuses. Among the key parameters that are the basis for such bonus determinations are achievement of corporate goals and the achievement of specified goals and objectives by each department and individual. Primarily based upon such performance review process, Mr. Molnar and Paratek’s management may propose bonus awards to the compensation committee of the board. The compensation committee or the board of directors makes a final determination of bonus awards. Paratek did not achieve a broad equity financing in 2013, and therefore no bonuses were paid for 2013. Pursuant to employment agreements, named executives are eligible for discretionary bonuses. However, given Paratek’s performance, no annual performance bonus was awarded to any executive or employee in 2013. Executives are eligible for the following annual discretionary performance bonus:

Name	Bonus Payable
Dennis Molnar	$105,000	(1)
Evan Loh, M.D.	82,500	(2)
Beverly A. Armstrong	74,000	(2)
Kathryn M. Boxmeyer	62,500	(2)
Stuart B. Levy, M.D.	59,000	(2)
S. Ken Tanaka, Ph.D.	69,750	(2)

(1)	Mr. Molnar’s target annual bonus was 30%. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(2)	Target annual bonus level is 25%.

2014 Supplemental Retention Bonuses

In March 2014, the board of directors with approval from Paratek’s lead lenders approved retention bonuses to all 12 full-time and two part-time Paratek employees, including all of the named executive officers still then employed by Paratek. The goal of these bonuses was to encourage every employee to work collectively to begin planning for the Phase 3 registration studies for Paratek’s lead product, omadacycline, and to support efforts to obtain sufficient equity financing that would allow the near term initiation of Phase 3 registration trials and would sustain the company through completion of these registration studies. The board of directors agreed to fund an aggregate bonus pool of $450,000, including $207,500 which was payable immediately and $242,500 which would be paid within 15 days of Paratek’s successful completion of an aggregate capital raise of at least $20 million by December 31, 2014, subject generally to such employee’s continued employment through such payment date. Variances among executive officers related primarily to differences in base salaries and contemporaneous raises and differences in cancelled prior retention bonuses and other payments. The board of directors approved the following retention bonus awards:

Name and Principal Position	Retention Plan Bonus Received	Remaining Retention Plan Bonus Eligible to Receive(1)
Michael F. Bigham Chairman and Chief Executive Officer(2)	—	—
Evan Loh, M.D. President and Chief Medical Officer(3)	$30,000	$22,500
Dennis P. Molnar Former President and Chief Executive Officer(4)	—	100,000
Beverly A. Armstrong Vice President Administration, General Counsel, Chief Compliance Officer and Secretary	32,500	10,000
Kathryn M. Boxmeyer(5) Interim Chief Financial Officer	30,000	10,000
S. Ken Tanaka, Ph.D. Vice President Research and Development	30,000	20,000

(1)	Eligible to be paid within 15 days of Paratek’s successful completion of an aggregate capital raise of at least $20 million by December 31, 2014, subject generally to such employee’s continued employment through such payment date.
(2)	Mr. Bigham became Chairman and Chief Executive Officer of Paratek on June 29, 2014.
(3)	At the time the retention bonus was approved, Dr. Loh was Paratek’s Chairman and Chief Medical Officer.
(4)	At the time the retention bonus was approved, Mr. Molnar was Paratek’s President and Chief Executive Officer. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(5)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

In recognition of Dr. Loh’s promotion to the additional office of President, Paratek’s board of directors approved an additional bonus of $100,000, payable at the closing of the merger.

Stock Option Awards

Paratek believes that stock and option awards are an effective means of aligning the interests of all employees, executives and stockholders, rewarding executives for achieving success over the long term and providing an incentive to remain with Paratek through an extended financing period. Paratek also grants options to new executives and employees upon the commencement of their employment and historically has tied additional option grants to the timing of financing and other important milestone events and based upon overall corporate performance, individual performance and the executives’ existing option grants and equity holdings, including factors such as the total percentage of the company’s capital stock represented by those option grants and holdings and the extent to which these grants and holdings were then vested.

Paratek was not able to complete an equity financing in 2013 that would support initiation or completion of the omadacycline Phase 3 registration studies, and as a result the compensation committee and board of directors elected not to award stock option grants to named executives or any employees in 2013.

In June 2014, prior to the signing of the Merger Agreement, the board of directors considered the equity ownership of the executive officers in Paratek versus the board members’ own sense of executive officer equity ownership based upon their experience investing in and serving on the boards of life sciences companies, the performance of the executive officers in 2014, and, pursuant to vesting schedules based upon continuing service, the board’s desire to adequately retain and motivate executive officers going forward. The size of the individual option grants was determined principally on the board of directors’ views concerning appropriate equity ownership for various executive officers as compared to the outstanding Paratek capitalization. These option grants were intended in part to address management’s decreased ownership experienced as a result of the recapitalization effected in connection with the senior secured promissory note financing, and in recognition of investor expectations of equity holdings for similarly staged life sciences companies where management and investor interests were aligned.

Generally, the option grants vest, subject to the grantee’s continued employment, in equal monthly installments over a total of 48 months starting on three vesting commencement dates for three tranches of shares subject to the options. Pursuant to the Merger Agreement, any restrictions on the exercise of any Paratek option assumed by Transcept will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Paratek options will generally remain unchanged; provided, that any Paratek options assumed by Transcept may be subject to adjustment to reflect changes in Transcept capitalization after the effective time of the merger and that the Transcept board of directors will succeed to the authority of the Paratek board of directors with respect to each assumed Paratek option. Pursuant to the Merger Agreement, Transcept will assume these options, which will be converted into options to purchase Transcept common stock. Pursuant to the Merger Agreement, all other options to purchase Paratek common stock will be cancelled prior to the closing of the merger. The board of directors approved the following stock option grants:

Name and Principal Position	Options Granted under 2014 Stock Incentive Plan
Michael F. Bigham	6,448,586
Chairman and Chief Executive Officer

Evan Loh, M.D.	3,509,225
President and Chief Medical Officer

Dennis P. Molnar(1)	1,141,986
Former President and Chief Executive Officer

Beverly A. Armstrong	—
Vice President—Administration, General Counsel, Chief Compliance Officer and Secretary

Kathryn M. Boxmeyer(2)	92,920
Interim Chief Financial Officer

S. Ken Tanaka, Ph.D.	381,180
Vice President Research and Development

(1)	In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(2)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Nonqualified Deferred Compensation

From 1999 to 2013 Paratek maintained a non-qualified defined contribution plan for its founder and Chief Scientific Officer, Dr. Stuart Levy. This plan was established in conjunction with an employment agreement entered into in July 1999 with Dr. Levy as Dr. Levy transitioned from Chief Executive Officer to Chief Scientific Officer, with the goal of retaining Dr. Levy’s expertise and participation in the research, discovery, development and commercialization of products that could emerge from his research at Paratek. The plan was exclusive to Dr. Levy and credited on a monthly basis with an amount equal to 10% of Dr. Levy’s then current salary. All balances were immediately and fully vested and non-forfeitable, and were deemed invested in certain mutual funds. The full balance of this account, $635,171, was paid to Dr. Levy upon his resignation in December 2013, as required pursuant to the terms of his employment agreement.

The Paratek board of directors has no plan for the combined company to adopt any similar deferred compensation plan. The compensation committee of the combined company may elect to provide officers and other employees of the combined company with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in the best interests of the combined company.

Management Incentive Plan Stock Awards

In February 2014, the compensation committee recommended, and the board of directors approved, a management incentive plan reserving 1,000,000 shares of common stock under the 2014 Equity Incentive Plan for issuance to all employees and non-employee directors for their prior and expected future support and assistance in completing the senior secured promissory note financing and in acknowledgement of the lack of routine equity compensation in 2012 and 2013. The stock grants were approved by the Board and issued in June 2014. These grants were intended in part to address management’s decreased ownership experienced as a result of the recapitalization effected in connection with the senior secured promissory note financing, and in recognition of investor expectations of equity holdings for similarly staged life sciences companies where management and investor interests were aligned.

Individual awards within the management incentive plan were allocated based on the value of previous options exercised by each individual and the relative amount of outstanding options at the time of the completion of the senior secured promissory note financing. The shares of common stock granted were fully vested at the time of grant.

The common stock awards granted pursuant to Paratek’s management incentive plan to its named executive officers are reflected in the table below.

Name and Principal Position	Common Stock Grant from Management Incentive Plan	Value of Common Stock Grants under Management Incentive Plan(1)
Michael F. Bigham	—	$—
Chairman and Chief Executive Officer

Evan Loh, M.D.	85,497	24,794
President and Chief Medical Officer(2)

Dennis P. Molnar	190,040	55,112
Former President and Chief Executive Officer(3)

Beverly A. Armstrong	191,800	55,622
Vice President Administration, General Counsel, Chief Compliance Officer and Secretary

Kathryn M. Boxmeyer	92,355	26,783
Interim Chief Financial Officer(4)

S. Ken Tanaka, Ph.D.	125,929	36,519
Vice President Research and Development

(1)	The fair market value of the stock grants was determined by the board of directors based on the fair market value of a share of Paratek’s common stock on the grant date. Based in part on an analysis by an independent third-party valuation firm, the Paratek board of directors determined the fair market value to be $0.29 per share.
(2)	At the time of the common stock grant, Dr. Loh was Paratek’s Chairman and Chief Medical Officer.
(3)	At the time of the common stock grant, Mr. Molnar was Paratek’s President and Chief Executive Officer. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(4)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

Employment and Severance Agreements

In August 2013, Paratek entered into new Employment and Severance Agreements with all of its named executive officers: Mr. Molnar, Dr. Loh, Ms. Armstrong, Ms. Boxmeyer, Dr. Levy, and Dr. Tanaka. Paratek also entered into an Employment and Severance Agreement with Mr. Johnston, who is not one of Paratek’s named executive officers. These agreements were entered into to make Paratek’s severance obligations to its executives upon certain events uniform. Each such agreement provides for specified payments and benefits if the officer’s employment is terminated without cause, or if the officer’s employment is terminated for good reason. These agreements are summarized and the benefits potentially payable under these agreements are more fully described below in the section entitled “Potential Payments Upon Termination or Change in Control.”

As part of its review of executive compensation, severance provisions and change of control provisions for executive officers, the compensation committee will reevaluate these agreements following the merger and may make changes to executive compensation in the future based upon this input.

In connection with the voluntary resignation of Dr. Levy, Paratek’s former Chief Scientific Officer, effective December 13, 2013, Dr. Levy was paid the full balance of his deferred compensation account, $635,171. No additional severance was paid to Dr. Levy in connection with his resignation, and no COBRA or other obligations to Dr. Levy remain in 2014.

In August and September 2014, Paratek entered into letter agreements with Ms. Boxmeyer and Mr. Molnar, respectively, regarding the terms of their continued service with Paratek. For additional information regarding these letter agreements, please see the section entitled, “Paratek Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” in this proxy statement/prospectus/information statement.

Other Benefits

Executive officers are eligible to participate in all of Paratek’s employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and the Paratek Pharmaceuticals Profit Sharing Plan (“401K Plan”), in each case on the same basis as other employees, subject to applicable law. Paratek also provides vacation and other paid holidays to all employees, Paratek’s executive officers participate in these plans and programs on the same or similar basis as are offered to other employees.

Accounting and Tax Considerations

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that a public company may deduct as a business expense in any year with respect to such company’s chief executive officer and certain other named executive officers. This deduction limitation did not apply to Paratek in 2013. Additionally, under applicable tax guidance, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement of Paratek that existed before the closing of the merger. In addition, compensation provided by newly-public companies through the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs, or earlier upon the occurrence of certain events (e.g. , a material modification of the plan or agreement under which the compensation is granted), will generally not be included for purposes of the Code Section 162(m) limit.

The combined compensation committee intends to maximize deductibility of compensation under Code Section 162(m) to the extent practicable while maintaining a competitive, performance-based compensation program. However, the combined compensation committee reserves the right to award compensation which it deems to be in Paratek’s best interest and in the best interest of its stockholders, but which may not be fully tax deductible under Code Section 162(m).

Summary Compensation Table

The following table provides information regarding the named executive officers of Paratek during the fiscal year ended December 31, 2013. For the management of the combined company after the closing of the merger, see “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Combined Company Following the Merger.” These individuals are referred to elsewhere in this proxy statement/prospectus /information statement as the “named executive officers” of Paratek.

Name and Principal Position	Salary	All Other Compensation		Total
Dennis P. Molnar	$231,366	$692	(1)	$232,058
Former President and Chief Executive Officer(2)

Evan Loh, M.D.	291,095	12,758	(1)	303,853
Chief Medical Officer

Beverly A. Armstrong	265,912	11,027	(1)	276,940
Vice President Administration, General Counsel, Chief Compliance Officer and Secretary

Kathryn M. Boxmeyer	216,023	10,091	(1)	226,114
Interim Chief Financial Officer(3)

Stuart B. Levy, M.D.	218,970	652,096	(1)	871,066
Former Chief Scientific Officer(4)

S. Ken Tanaka, Ph.D.	226,039	14,502	(1)	240,541
Vice President Research and Development
(1)	Represents the 401(k) match provided by Paratek, the life insurance premiums paid by Paratek and solely with respect to Dr. Levy the value of the deferred compensation account delivered to Dr. Levy in 2013. These include for Mr. Molnar, $692 in life insurance premiums paid by Paratek; for Dr. Loh, $10,200 in 401(k) Plan matching payments and $2,558 in life insurance premiums paid by Paratek; for Ms. Armstrong, $10,200 in 401(k) Plan matching payments and $827 in life insurance premiums paid by Paratek; for Ms. Boxmeyer, $9,583 in 401(k) Plan matching payments and $507 in life insurance premiums paid by Paratek; for Dr. Levy, $635,171 in payment of deferred compensation account upon his resignation and $16,924 in life insurance premiums paid by Paratek; and for Dr. Tanaka, $9,765 in 401(k) Plan matching payments and $4,737 in life insurance premiums paid by Paratek.
(2)	On June 29, 2014, Mr. Molnar resigned as Paratek’s President and Chief Executive Officer and was appointed Senior Vice President of Corporate Development. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(3)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.
(4)	Dr. Levy resigned in December 2013.

Grants of Plan-Based Awards

There were no grants of plan-based awards by Paratek to its named executive officers during the year ended December 31, 2013.

Outstanding Equity Awards at Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of December 31, 2013. None of the named executive officers of Paratek exercised options to purchase Paratek common stock in 2013.

Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option Exercise price	Option Expiration date
Dennis Molnar(1)	2,023	0		$29.65	11/1/2016
	2,697	0		59.31	2/20/2018
	11,802	1,686	(2)	21.65	7/25/2022

Evan Loh, M.D.	6,533	5,268	(3)	21.65	7/25/2022

Beverly A. Armstrong	2,023	0		59.31	2/20/2018
	4,425	632	(2)	21.65	7/25/2022

Kathryn M. Boxmeyer(4)	337	0		29.65	11/1/2016
	1,686	0		59.31	2/20/2018
	2,527	170	(5)	59.31	2/1/2020
	5,900	843	(2)	21.65	7/25/2022

Stuart B. Levy, M.D.(6)	1,517	0		59.31	4/1/2018
	2,213	0		21.65	7/25/2022

S. Ken Tanaka, Ph.D.	1,348	0		29.65	11/1/2016
	2,023	0		59.31	2/20/2018
	1,475	211	(2)	21.65	7/25/2022

(1)	On June 29, 2014, Mr. Molnar resigned as Paratek’s President and Chief Executive Officer and was appointed Senior Vice President of Corporate Development. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(2)	The remaining portion of these options to purchase common stock vested in full April 3, 2014.
(3)	Dr. Loh’s remaining unvested options vest quarterly on a ratable basis as to 1/16 of the entire grant through July 25, 2016.
(4)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.
(5)	The remaining portion of these options to purchase common stock vested in full on February 1, 2014.
(6)	Dr. Levy’s vested options expired unexercised on March 13, 2014.

Notwithstanding the values in the table above, pursuant to the Merger Agreement, all of the above options will be cancelled prior to the closing of the merger with no further consideration to recipients.

Option Exercises and Stock Vested

None of the named executive officers of Paratek exercised any options or had any restricted stock vest in 2013.

Nonqualified Deferred Compensation

The following table presents deferred compensation for named executive officers as of December 31, 2013. Among named executive officers, only Dr. Levy was the beneficiary of a deferred compensation plan in 2013.

Name	Executive Contributions in Fiscal Year 2013	Registrant Contributions in Fiscal Year 2013	Aggregate Earnings in Fiscal Year 2013	Aggregate Distributions in Fiscal Year 2013	Aggregate Balance at December 31, 2013
Stuart B. Levy, M.D.	$—	$17,700	$164,352	$635,171	$—	(1)

(1)	In connection with Dr. Levy’s resignation in December 2013, Dr. Levy was paid his entire non-qualified deferred compensation plan balance.

Potential Payments Upon Termination or Change in Control

Pursuant to employment agreements with Paratek’s named executive officers, other than Dr. Levy, effective as of December 31, 2013, upon the termination of an executive’s employment by Paratek without “cause” (as such term is defined below), or upon the election of Paratek not to renew the executive’s agreement at the end of any term, or upon termination of the executive’s employment by the executive for “good reason” (as such term is defined below), the executive will receive (i) his or her base salary then in effect and continuation of benefits for a 12 months subsequent to the date of such termination, (ii) a pro-rated portion of any bonus that the board of directors, in their discretion, would have awarded him or her had the executive’s employment continued through the year of such termination and (iii) the vesting of any option shall be accelerated, such that all options that would have vested through the vesting date that occurs 12 months after such termination of employment will be immediately vested and exercisable. Though Dr. Levy did have an employment agreement with Paratek, his December 13, 2014 resignation did not include any severance.

For all of Paratek’s named executive officers, other than Dr. Levy, if a “change of control” (as such term is defined in the agreement) occurs and at any time during the 12-month period following the change of control (i) Paratek or its successor terminates the executive’s employment (with or without cause), (ii) Paratek or its successor elects not to renew the executive’s employment agreement, or (iii) the executive terminates his or her employment for good reason, which Paratek collectively refers to clauses (i) through (iii) as triggering events, then the executive will receive (i) his or her base salary then in effect and continuation of benefits for 12 months subsequent to the date of such termination, and (ii) a pro-rated portion of any bonus that the board of directors, in their discretion, would have awarded him or her had the executive’s employment continued through the year of such termination. Under Paratek’s employment agreements with all of its named executive officers, “cause” includes the executive’s:

•	willful misconduct or gross negligence;

•	conviction of a felony, either in connection with the performance of his or her obligations to Paratek or which conviction materially adversely affects the executive’s ability to perform such obligations or materially adversely affects Paratek’s business activities, reputation, goodwill or image; or

•	willful disloyalty, deliberate dishonesty or material uncured breach of fiduciary duty to Paratek or its stockholders.

Under the same agreements, “good reason” includes Paratek’s:

•	failure to perform in any material respects its obligations to the employee under the employment agreement, including, without limitation, any material diminution of the executive’s duties, title, authority, responsibilities (or nature thereof) or reporting level, as they exist on the date of such agreement or as they may have been increased or improved during any term of employment other than due to termination for cause, which failure of performance continues for a period of more than 30 days after notice thereof has been provided by the employee to Paratek’s board; or

•	requirement that the executive be principally based at any office or location more than a certain distance from the location designated at the time of employment.

Further, pursuant to the terms of the executive’s option agreements, if a change of control occurs, then the vesting of all options then held by him or her shall accelerate in full and the executive will have the right to exercise any and all such options.

Each employment agreement also sets forth the executive’s base salary, bonus opportunity and right to receive certain broad-based employee benefits. Additionally, each employment agreement provides that during employment and for one year following any termination of employment, the executive is subject to a non-solicitation of Paratek’s employees. Because all options that would have been accelerated upon a triggering event had an exercise price that was greater than the fair market value of a share of common stock as of December 31, 2013, the following represents the compensation that an executive would have received upon a termination without cause, at termination for good reason, or a termination following a change of control. No executive was entitled to receive any payment upon a change of control without a termination event. The benefits to which each named executive officer is entitled to upon a termination without cause, at termination for good reason, or a termination following a change of control are as follows:

Name	Cash Severance(1)	Value of Benefit Continuation(2)	Value of Outstanding Options(3)	Aggregate Distributions in Fiscal Year 2013
Dennis P. Molnar(4)	$455,000	$18,861	$—	$473,861
Evan Loh, M.D.	412,500	18,861	—	431,361
Beverly A. Armstrong	370,000	7,246	—	377,246
Kathryn M. Boxmeyer(5)	312,500	18,861	—	331,361
S. Ken Tanaka, Ph.D.	348,750	18,861	—	367,411

(1)	This includes the value of the executives’ salary and any pro-rated portion of any bonus that the board of directors, in their discretion, would have awarded him or her had the executive’s employment continued.
(2)	Represents 12 months of COBRA contribution to which each named executive officer would be entitled.
(3)	All options subject to acceleration upon termination had exercise prices greater than the fair market value of a share of common stock as of December 31, 2013 (exercise prices at $21.65 to $59.31 while an independent valuation determined the fair market value was $13.64 per share at December 31, 2013).
(4)	On June 29, 2014, Mr. Molnar resigned as Paratek’s President and Chief Executive Officer and was appointed Senior Vice President of Corporate Development. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee.
(5)	Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.

As described above, upon Dr. Levy’s voluntary resignation in December 2013, he received no severance and $635,171 in deferred compensation.

Rule 10b5-1 Sales Plans

The combined company’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Transcept’s common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined company’s directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined company’s directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Employment Benefits Plan

Transcept Amended and Restated 2006 Incentive Award Plan

The Transcept Pharmaceuticals, Inc. Amended and Restated 2006 Incentive Award Plan, or the 2006 Plan, was adopted by the Novacea board of directors in March 2006 as the Novacea 2006 Incentive Award Plan and approved by Novacea stockholders shortly thereafter. In April 2010, the Transcept board of directors approved, and in June 2010, Transcept stockholders approved, an amended and restated version of the plan that included changing the name of the plan. The 2006 Plan was intended to serve as the successor equity incentive program to the Novacea 2001 Stock Option Plan (the “2001 Stock Option Plan”). The 2006 Plan will terminate on the earlier of 10 years after its approval by Transcept stockholders or when the Transcept compensation committee, with the approval of the Transcept board of directors, terminates the 2006 Plan.

Share Reserve. Transcept has authorized for issuance under the 2006 Plan an aggregate of 5,646,125 shares of Transcept common stock, plus the number of shares of Transcept common stock available for issuance under the Novacea 2001 Stock Option Plan that are not subject to outstanding options, as of the effective date of the 2006 Plan. In addition, the share reserve under the 2006 Plan was increased by the number of shares issuable pursuant to stock options outstanding under the 2001 Stock Option Plan that would have otherwise reverted to the 2001 Stock Option Plan because they expired, were canceled or were otherwise terminated without being exercised, following the date that the 2006 Plan became effective. In addition, the number of shares of common stock reserved for issuance under the 2006 Plan will increase automatically on the first day of each fiscal year by a number of shares equal to the least of:

•	5.0% of shares of Transcept common stock outstanding on a fully diluted basis on such date,

•	1,500,000 shares, or

•	a smaller number determined by the Transcept board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2006 Plan during the term of the 2006 Plan may in no event exceed 25,000,000 shares. In addition, no participant in the 2006 Plan may be issued or transferred more than 2,000,000 shares of common stock per calendar year pursuant to awards under the 2006 Plan. As of June 30, 2014, there were 3,646,196 options outstanding under the 2006 Plan and 1,350,480 shares available for future grant under the 2006 Plan.

Equity Awards. The 2006 Plan provides for the following types of awards:

•	Stock Options. The 2006 Plan provides for the grant of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations.

•	The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Plan and applicable law, provided that the exercise price of an ISO and an NSO may not be less than 100% (or higher in the case of certain ISOs) of the fair market value of the Transcept common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition.

•	Options granted under the 2006 Plan will vest at the rate specified by the plan administrator. Generally, the plan administrator determines the term of stock options granted under the 2006 Plan, up to a term of ten years, except in the case of certain incentive stock options.

•	The exercise price for the shares of common stock subject to option grants made under the 2006 Plan may be paid in cash or in shares of Transcept common stock held by the optionee. The option may be exercised through a same-day sale program without any cash outlay by the optionee.

•	Restricted Stock. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by Transcept in the event the recipient ceases to be employed. Restricted stock may be issued for nominal or no cost and may be subject to vesting over time or upon achievement of milestones.

•	Performance Share Awards. Performance share awards include stock bonuses or other performance or incentive awards paid in cash or shares of Transcept common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Transcept common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Performance Stock Units. Performance stock units are denominated in unit equivalent of shares of Transcept common stock and/or units of value including dollar value of shares of Transcept common stock. They may provide for payment based on specific performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on Transcept common stock. They represent the value of the dividends per share paid by Transcept, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

•	Restricted Stock Units. Restricted stock units are denominated in unit equivalent of shares of Transcept common stock. They are typically awarded to participants without payment of consideration, but are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

•	Deferred Stock. Awards of deferred stock may provide for payment based on specified performance criteria determined by the plan administrator, in each case over a period or periods determined by the plan administrator. Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Transcept common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

•	Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of Transcept common stock over the exercise price of the related option. The plan administrator may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Transferability of Awards. Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the award agreement provides otherwise. However, a participant may designate a beneficiary who may exercise an award and receive any distribution with respect to an award following the participant’s death.

Eligibility. Awards may be granted under the 2006 Plan to Transcept employees and consultants who provide services to Transcept or its subsidiaries as well as directors of Transcept. While Transcept may only grant incentive stock options to employees, it may grant all other awards to any eligible participant. The actual number of individuals who will receive an award under the 2006 Plan cannot be determined in advance because the compensation committee has the discretion to select the participants. During any calendar year, the maximum number of shares with respect to one or more awards that may be granted to any one participant (measured from the date of any grant) is 2,000,000 shares.

Administration. The 2006 Plan will be administered by the Transcept compensation committee. This committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the 2006 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. The committee may also amend the terms of the 2006 Plan and outstanding equity awards, except that amendments to outstanding awards may not adversely impact the rights of a participant without the participant’s consent. Amendments to the 2006 Plan are subject to stockholder approval to the extent required by law, rule or regulation.

Change in Control. In the event of a change in control, as defined in the 2006 Plan, unless otherwise provided, outstanding awards will vest immediately prior to the change in control with respect to fifty percent (50%) of then unvested shares subject to the award, and the award will thereafter vest and become exercisable and forfeiture restrictions on such awards will lapse with respect to the remaining unvested shares in equal monthly installments during the remaining original vesting term of the award; provided, however, that if the change in control occurs and awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the change in control such awards will become fully vested and immediately exercisable and all forfeiture restrictions on such awards will immediately lapse. In addition, unless otherwise provided, if the participant is involuntary terminated by Transcept (or any successor) for any reason other than for cause, death or disability or due to a constructive termination during the period commencing on the first day of the calendar month immediately preceding the calendar month in which the change in control occurs and ending on the last day of the thirteenth calendar month following the calendar month in which the change in control occurs, then the participant’s outstanding awards will fully vest and become immediately exercisable and all forfeiture restrictions on such awards will immediately lapse as of the date of such termination.

Upon, or in anticipation of, a change in control, the compensation committee may cause any and all awards to terminate at a specific time in the future, including but not limited to the date of such change in control, and will give each participant the right to exercise one hundred percent (100%) of such awards or otherwise accelerate the vesting of the awards one hundred percent (100%) (including all otherwise unvested awards) during a period of time as the compensation committee, in its discretion, will determine, but in no event later than the termination date of such awards.

Non-Employee Director Awards. The 2006 Plan permits the board to grant awards to Transcept non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of the board adopted the Independent Director Equity Compensation Policy pursuant to which Transcept non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Under the Independent Director Equity Compensation Policy, each new non-employee director will receive an option to purchase 25,000 shares of Transcept common stock as of the date he or she first becomes a non-employee director. This option grant vests in equal monthly installments over four years. A non-employee director who is first appointed Chairman of the board of directors also receives an additional automatic option grant to purchase such number of shares of Transcept common stock as the board determines as of the date the non-employee directors is appointed Chairman. This option grant vests in equal monthly installments over three years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 13,500 shares of Transcept common stock. This option grant vests in equal monthly installments over 12 months following the date of grant.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

The Independent Director Equity Compensation Policy provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s retirement, in which case the options will be exercisable for an 18-month period following the director’s retirement. Options granted to Transcept non-employee directors pursuant to the Transcept Independent Director Equity Compensation Policy will fully vest and become immediately exercisable upon a change in control of Transcept. In addition, options held by any of the Transcept directors who retire while serving as a member of the board will fully vest and become immediately exercisable upon such director’s retirement under the terms of the Independent Director Equity Compensation Policy.

Transcept Amended and Restated 2002 Stock Option Plan

The Transcept 2002 Stock Option Plan was adopted by the Transcept board of directors and approved by Transcept stockholders on January 24, 2002. The Transcept 2002 Stock Option Plan was most recently amended on July 1, 2008. The 2002 Plan was terminated as of January 24, 2012 and no further stock options or stock purchase rights may be granted thereunder. The Transcept 2002 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to Transcept employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to Transcept employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Subject to the provisions of the 2002 Stock Option Plan, the maximum aggregate number of shares which may be subject to options or stock purchase rights and sold under the 2002 Stock Option Plan is 1,419,504 shares. As of June 30, 2014, options to purchase 263,636 shares of Transcept common stock were outstanding and no shares were available for future grant under the 2002 Stock Option Plan.

The Transcept board of directors or a committee appointed by the Transcept board of directors administers the Transcept 2002 Stock Option Plan. Under the Transcept 2002 Stock Option Plan, the administrator has the power to determine the terms of stock options or stock purchase rights, including the employees, directors and consultants who will receive stock options or stock purchase rights, the number of shares subject to each stock option or stock purchase right, the vesting schedule, any vesting acceleration, and the exercisability of stock options or stock purchase rights.

The exercise price of options granted under the Transcept 2002 Stock Option Plan must at least be equal to 85% (or 100% in the case of incentive stock options) of the fair market value of Transcept common stock on the date of grant. However, with respect to any stock option granted to an optionee that owns 10% of the voting power of all classes of Transcept outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. The term of an incentive stock option may not exceed 10 years, except that with respect to any optionee who owns 10% of the voting power of all classes of Transcept outstanding stock as of the grant date, the term must not exceed five years. Except in the case of stock options granted to officers, directors and consultants, stock options must become exercisable at a rate no less than 20% per year over five years from the date the stock option is granted. Subject to the provisions of the Transcept 2002 Stock Option Plan, the administrator determines the terms of all other options in its discretion.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option within 30 days from such termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for six months or such longer period of time as stated in the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock purchase rights may be issued alone, in addition to, or in tandem with other awards under the Transcept 2002 Stock Option Plan. After the administrator determines that it will offer stock purchase rights, it advises the offeree of the terms, conditions and restrictions related to the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. Unless the administrator provides otherwise, the restricted stock purchase agreement grants Transcept a repurchase option exercisable within 90 days of the purchaser’s termination of service. The purchase price for shares under the repurchase option will be the original purchase price paid by the purchaser. The repurchase option will lapse at the rate determined by the administrator. However, with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over five years from the date of purchase. Once a stock purchase right is exercised, the purchaser will have rights equivalent to those of a stockholder and will be the stockholder when his or her purchase price is entered upon the record of the duly authorized transfer agent of Transcept.

Unless the administrator provides otherwise, the Transcept 2002 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator allows to make an award transferable, such award may only be transferred by will, the laws of descent and distribution, or to family members through gifts or domestic relations orders as permitted by Rule 701 under the Securities Act.

The Transcept 2002 Stock Option Plan provides that in the event of a merger of Transcept or a change in control, each outstanding stock option and stock purchase right will be assumed or an equivalent option substituted by the successor corporation. If there is no assumption or substitution of outstanding options or stock purchase rights, then the optionee will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right. In such case, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase as to all of the shares subject to the option or stock purchase right for a period of at least 15 days. The option or stock purchase right will terminate upon the expiration of the period of time the administrator provides in the notice.

Transcept Pharmaceuticals, Inc. 2009 Employee Stock Purchase Plan

On April 3, 2009, the Transcept board of directors adopted the 2009 Employee Stock Purchase Plan (the “Purchase Plan”), which was approved by stockholders shortly thereafter. There are 500,000 shares of common stock reserved for issuance under the Purchase Plan.

The material features of the Purchase Plan are outlined below:

Purpose

The purpose of the Purchase Plan is to provide a means by which employees of Transcept (and any parent or subsidiary of Transcept designated by the board of directors to participate in the Purchase Plan) may be given an opportunity to purchase common stock of Transcept through payroll deductions, to assist Transcept in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of Transcept and its affiliates. Seven employees of Transcept and its subsidiaries are currently eligible to participate in the Purchase Plan.

The rights to purchase common stock granted under the Purchase Plan are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration

The board of directors administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the rights granted under it. The board of directors has the power, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase common stock of Transcept will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary of Transcept will be eligible to participate in the Purchase Plan.

The board of directors has the power to delegate administration of the Purchase Plan to a committee composed of not less than one member of the board of directors. The board of directors has delegated administration of the Purchase Plan to the Compensation Committee of the board of directors. As used herein with respect to the Purchase Plan, the “board of directors” refers to the Compensation Committee and to the board of directors.

Stock Subject to Purchase Plan

An aggregate of 500,000 shares of common stock is reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of common stock not purchased under such rights again become available for issuance under the Purchase Plan.

Offerings

The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time. The maximum length for an offering under the Purchase Plan is 27 months. Currently, under the Purchase Plan, the Board has approved each offering to be six months long and consist of one “purchase period” which is six months long.

Eligibility

The board of directors has the authority to limit participation in the Purchase Plan to those individuals who have been customarily employed more than 20 hours per week and five months per calendar year by Transcept (or by any parent or subsidiary of Transcept designated by the board of directors) on the first day of an offering. In addition, the board of directors may require that each employee has been continuously employed by Transcept or the designated subsidiary corporation for such period preceding the grant as the board of directors may require, but in no event will the required period of continuous employment be greater than two years. Finally, the board of directors also has the power to exclude officers of Transcept who are “highly compensated” as defined in the Code.

No employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of Transcept or of any parent or subsidiary of Transcept. In addition, no employee may purchase more than $25,000 worth of common stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of Transcept and its parent and subsidiary corporations in any calendar year. In addition to the preceding limitation, the board of directors has determined that in the initial offering, no employee may purchase more than 4,200 shares of common stock on the purchase date.

Participation in the Purchase Plan

Eligible employees enroll in the Purchase Plan by delivering to Transcept, prior to the date selected by the board of directors as the offering date for the offering, an agreement authorizing payroll deductions, which, for the initial offering, is limited to up to 15% of such employees’ base compensation during the offering.

Purchase Price

The purchase price per share at which shares of common stock are sold in an offering under the Purchase Plan may not be less than the lower of:

•	85% of the fair market value of a share of common stock on first day of the offering; or

•	85% of the fair market value of a share of common stock on the last day of the purchase period.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the Purchase Plan and deposited with the general funds of Transcept. Unless otherwise determined by the board of directors, a participant may not make additional payments into such account.

Purchase of Stock

In connection with offerings made under the Purchase Plan, the board of directors may specify a maximum number of shares of common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of common stock available, the board of directors would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically at the end of the purchase period at the applicable price. See “Withdrawal” below.

Withdrawal

While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to Transcept a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable offering, except as otherwise provided in the offering.

Upon any withdrawal from an offering by the employee, Transcept will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee’s behalf during such offering, and such employee’s rights in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee’s withdrawal from an offering will not prevent such employee from participating in subsequent offerings under the Purchase Plan.

Termination of Employment

Unless otherwise specified by the board of directors, a participant’s rights under any offering under the Purchase Plan terminate immediately upon cessation of an employee’s employment for any reason, and Transcept will distribute to such employee all of his or her accumulated payroll deductions, without interest.

Restrictions on Transfer

Rights granted under the Purchase Plan are not transferable except by will, the laws of descent and distribution, or by a beneficiary designation. During the lifetime of the participant, such rights may only be exercised by the participant.

Adjustment Provisions

Upon certain transactions by Transcept, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar transaction, the Purchase Plan share reserve, the outstanding purchase rights thereunder, and any purchase limits will be appropriately adjusted as to the type, class and maximum number of shares subject thereto.

Effect of Certain Corporate Transactions

In the event of:

•	the sale or other disposition of all or substantially all of the consolidated assets of Transcept and its subsidiaries,

•	the sale or other disposition of at least 90% of the outstanding securities of Transcept, or

•	certain specified types of merger, consolidation or similar transactions (each, a “corporate transaction”),

any surviving or acquiring corporation may continue or assume rights outstanding under the Purchase Plan or may substitute similar rights. If any surviving or acquiring corporation does not assume such rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock prior to the corporate transaction under the ongoing offering and the participants’ rights under the ongoing offering will terminate immediately after such purchase.

Duration, Amendment and Termination

The board of directors may amend, suspend or terminate the Purchase Plan at any time. However, except in regard to capitalization adjustments, any amendment to the Purchase Plan must be approved by the stockholders if the amendment would:

•	materially increase the number of shares of common stock available for issuance under the Purchase Plan,

•	materially expand the class of individuals eligible to participate under the Purchase Plan,

•	materially increase the benefits accruing to participants under the Purchase Plan or materially reduce the price at which shares of common stock may be purchased under the Purchase Plan,

•	materially extend the term of the Purchase Plan, or

•	expand the types of awards available for issuance under the Purchase Plan,

but in each case, only to the extent stockholder approval is required by applicable law or listing requirements.

Rights granted before amendment or termination of the Purchase Plan will not be impaired by any amendment or termination of the Purchase Plan without consent of the employee to whom such rights were granted, unless necessary to comply with applicable laws.

Paratek 1996 and 2005 Employee, Director and Consultant Stock Option Plans

In connection with Paratek’s $6.0 million senior secured promissory note financing and related recapitalization in March 2014, the Paratek 1996 Employee, Director and Consultant Stock Option Plan and the Paratek 2005 Employee, Director and Consultant Stock Option Plan were terminated.

Paratek 2014 Equity Incentive Plan

In connection with the recapitalization of its capital stock and $6.0 million senior secured promissory note financing in March 2014, Paratek’s board of directors adopted and its stockholders approved the 2014 Equity Incentive Plan, which is referred to as the 2014 Stock Plan. The 2014 Stock Plan will expire in March 2024. Under the 2014 Stock Plan, Paratek may grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted stock unit awards and other stock awards. In June 2014, Paratek’s board of directors approved an amendment to the 2014 Stock Plan to increase the number of shares of Paratek common stock available for grant to 12,970,844 shares. As of June 30, 2014, 1,000,000 shares of fully-vested restricted common stock had been granted pursuant to the 2014 Stock Plan, 11,970,844 shares of common stock were subject to outstanding options, subject to vesting, under the 2014 Stock Plan and no shares of Paratek common stock were available for grants under the 2014 Stock Plan. Pursuant to the Merger Agreement, Transcept will assume the 2014 Stock Plan upon the closing of the merger.

The board of directors will administer the 2014 Stock Plan, or the board of directors may delegate some or all of the administration of the 2014 Stock Plan to a committee or committees. In accordance with the provisions of the plan, the board of directors or the committee to which administration has been delegated may determine the terms of options and other awards. The board of directors or the delegated committee will determine:

•	which employees, directors and consultants shall be granted options and other awards;

•	the number of shares of common stock subject to options and other awards;

•	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2014 Stock Plan.

Upon a merger, consolidation or sale of all or substantially all of Paratek’s assets, Paratek’s board of directors, or any committee to which the board of directors delegates authority, may take any one or more of the following actions pursuant to the 2014 Stock Plan, as to some or all outstanding awards:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the stock award or to substitute a similar stock award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of Paratek pursuant to the corporate transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by Paratek in respect of common stock issued pursuant to the stock award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the stock award (and, if applicable, the time at which the stock award may be exercised) to a date prior to the effective time of such corporate transaction as the board determines (or, if the board does not determine such a date, to the date that is five (5) days prior to the effective date of the corporate transaction), with such stock award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Paratek with respect to the stock award;

(v) cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the board of directors considers appropriate; and

(vi) make a payment equal to the excess, if any, of (A) the value of the property the stock award holder would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction, over (B) any exercise price payable by such holder in connection with such exercise.

Transcept 401(k) Plan

Transcept maintains a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, substantially all employees of Transcept are eligible to participate in the 401(k) plan on the first day of the month following their date of hire. The Transcept 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500, or $23,000 for participants 50 years or older, in 2014, and have the amount of the reduction contributed to the 401(k) plan.

Paratek 401(k) Plan

Paratek has a defined contribution retirement plan in which all employees are eligible to participate. This plan is intended to qualify under Section 401(k) of the Code so that contributions by employees and by Paratek to the plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by Paratek when made. Paratek currently provides matching contributions under this plan of 100% on the first 3% contributed by each employee and 50% on the next 2% contributed by each employee.

Paratek also contributes to medical, disability and other standard insurance plans for its employees.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2013 and any currently proposed transactions to which either Transcept or Paratek was a party and in which

•	The amounts involved exceeded or will exceed $120,000; and

•	A director, executive officer, holder of more than 5% of the outstanding capital stock of Transcept or Paratek, or any member of such person’s immediate family had or will have a direct or indirect material interest.

Transcept Transactions

Indemnification Agreements

Transcept entered into indemnification agreements in 2009 with each of its directors and officers, which provide for the advancement of expenses under certain conditions and requires Transcept to indemnify its directors and officers to the fullest extent permitted by Delaware law.

Change of Control and Severance Benefits Agreements

See “The Merger—Interests of the Transcept Directors and Executive Officers in the Merger—Change of Control and Severance Benefits Agreements” for a description of the terms of these agreements.

Paratek Transactions

Affiliations with Principal Stockholders

Richard J. Lim, a member of Paratek’s board of directors, is a General Partner at Omega Funds, which is an affiliate of K/S Danish Bioventure and Omega Fund III, L.P., each of which is a holder of more than 5% of Paratek’s outstanding capital stock. Mr. Lim is also one of the members of the investment committee of Omega Funds and a director of K/S Danish Bioventure.

2013 Notes

During 2013, Paratek issued the 2013 Notes in the aggregate principal amount of $4.8 million to certain investors, including existing stockholders. Purchasers of the 2013 Notes also received 1.3333 shares of Paratek common stock for every $1.00 of principal purchased. The table below sets forth the 2013 Notes with aggregate principal in excess of $120,000 that were purchased in 2013 by Paratek’s directors, executive officers and holders of more than 5% of its capital stock and the number of shares of common stock received by each such purchaser.

Name of 2013 Note Holder	Outstanding Principal Purchased in 2013	Number of Shares of Common Stock Received with Purchase
Aisling Capital II, L.P.	$1,091,667	1,455,555
HBM Healthcare Investments (Cayman) Ltd.	968,224	1,290,965
Omega Fund III, L.P.	709,315	945,754
Walter Gilbert and family	600,000	800,000
K/S Danish Bioventure	404,685	539,579
Evan Loh	165,000	220,000

Senior Secured Promissory Notes

Paratek completed a debt financing in April 2014 pursuant to which it issued senior secured promissory notes in the aggregate principal amount of $6.0 million to existing holders of Convertible Notes. As part of this debt financing, Paratek also effected a reverse stock split of its outstanding common stock and outstanding preferred stock, reclassified and converted its outstanding preferred stock into a newly designated “Series A Preferred Stock” and converted approximately $15.7 million of principal and accrued interest under the Convertible Notes into shares of Series A Preferred Stock. Upon conversion of the Convertible Notes, note holders who purchased senior secured promissory notes received (i) 2.25 shares of Series A Preferred Stock for every $1.00 of principal outstanding under the converted Convertible Notes and (ii) 1 share of Series A Preferred Stock for every $1.00 of accrued interest on such converted Convertible Notes. Upon conversion of their Convertible Notes, note holders who did not purchase senior secured promissory notes received (i) 1 share of Series A Preferred Stock for every $1.00 of principal outstanding under the converted Convertible Notes and (ii) 1 share of Series A Preferred Stock for every $1.00 of accrued interest on such converted Convertible Notes. Paratek also issued warrants to purchase shares of Series A Preferred Stock at an exercise price of $0.01 per share to HBM Healthcare Investments (Cayman) Ltd., Omega Fund III, L.P. and K/S Danish BioVenture in consideration of their purchase of senior secured promissory notes in principal amounts that both exceeded their own respective pro rata portions of the $6.0 million debt financing, which such pro rata portion was determined by dividing the aggregate principal amount of Convertible Notes held by an investor by the aggregate principal amount of all Convertible Notes outstanding, and represented the pro rata portions of other investors who did not purchase their respective pro rata portions, thereby enabling Paratek to obtain the full $6.0 million.

The table below sets forth the previously issued Convertible Notes with outstanding principal and accrued interest in excess of $120,000 that were held by Paratek’s directors, executive officers and holders of more than 5% of its capital stock and the number of shares of Series A Preferred Stock into which such Convertible Notes were converted.

Name of Convertible Note Holder	Outstanding Principal Amount	Interest Accrued through Conversion	Number of Shares of Series A Preferred Stock
Aisling Capital II, L.P.	$2,602,385	$357,551	6,212,917
HBM Healthcare Investments (Cayman) Ltd.	1,374,211	133,128	3,225,103
Omega Fund III, L.P.	2,173,699	261,967	5,152,789
Walter Gilbert and family	2,100,000	334,082	5,059,082
K/S Danish Bioventure	1,240,157	147,432	2,937,785
Pieter Strijkert	425,372	72,374	1,029,460
Evan Loh	203,719	21,354	479,721
Sean Johnston	125,359	19,636	301,695
S. Ken Tanaka	109,680	21,801	268,581

Certain of the senior secured promissory notes with principal amounts in excess of $120,000 were purchased by Paratek’s holders of more than 5% of its capital stock, as well as a former director, in the amounts included in the table below.

Name of Purchaser	Original Principal Amount of Senior Secured Promissory Notes Purchased
HBM Healthcare Investments (Cayman) Ltd.(1)	$2,188,693
Omega Fund III, L.P.(2)	1,129,237
Aisling Capital II, LP(3)	661,916
K/S Danish BioVenture(4)	644,261
Walter Gilbert, Ph.D. and family(5)	534,135

(1)	HBM Healthcare Investments (Cayman) Ltd. received a warrant to purchase 47,438 shares of Series A Preferred Stock.
(2)	Omega Fund III, L.P. received a warrant to purchase 60,489 shares of Series A Preferred Stock.
(3)	Dennis Purcell, who was a director of Paratek from October 2009 until July 2014, is a managing member of Aisling Capital Partners II, LLC, which is the general partner of Aisling Capital Partners II, LP, which is in turn the general partner of Aisling Capital II, LP.
(4)	K/S Danish BioVenture received a warrant to purchase 34,510 shares of Series A Preferred Stock.
(5)	Dr. Gilbert was a director of Paratek from 1996 until his resignation in March 2014. This amount includes $222,556 of notes purchased by Dr. Gilbert’s wife.

Subscription Agreement

Certain of Paratek’s executive officers and holders of more than 5% of its capital stock, as well as entities affiliated with certain of Paratek’s directors, are parties to the Subscription Agreement and have agreed to purchase shares of Paratek common stock for an aggregate purchase price in excess of $120,000. For more information regarding the Subscription Agreement, please see the section entitled “Agreements Related to the Merger—Subscription Agreement” in this proxy statement/prospectus/information statement. The table below sets forth the number of shares of Paratek common stock they have agreed to purchase and the aggregate purchase price for such shares.

Name of Purchaser	Aggregate Purchase Price	Number of Shares
Abingworth Bioventures VI LP	$15,000,000	19,280,206
HBM Healthcare Investments (Cayman) Ltd.	9,500,000	12,210,797
Omega Fund IV, L.P.(1)	4,554,897	5,854,624
Omega Fund III, L.P.	2,400,000	3,084,832
K/S Danish BioVenture	1,368,396	1,758,863
Aisling Capital II, LP(2)	953,609	1,225,718
Beverly A. Armstrong(3)	167,751	215,618
Kathryn M. Boxmeyer(4)	155,408	199,753

(1)	Richard J. Lim, a member of Paratek’s board of directors, is a General Partner at Omega Funds, which is an affiliate of Omega Fund IV, L.P.
(2)	Dennis Purcell, who was a director of Paratek from October 2009 until July 2014, is a managing member of Aisling Capital Partners II, LLC, which is the general partner of Aisling Capital Partners II, LP, which is in turn the general partner of Aisling Capital II, LP.
(3)	Ms. Armstrong is Vice President—Administration, Chief Compliance Officer, General Counsel & Secretary of Paratek.
(4)	Ms. Boxmeyer is Interim Chief Financial Officer of Paratek.

Michael F. Bigham, Paratek’s Chairman and Chief Executive Officer, is a partner at Abingworth LLP, which is an affiliate of Abingworth Bioventures VI LP. Abingworth Bioventures VI LP will be a holder of more than 5% of Paratek’s outstanding capital stock following the closing of the financing contemplated by the Subscription Agreement. Mr. Bigham is also one of the members of the investment committee of Abingworth LLP.

Debt Conversion Agreement

Certain of Paratek’s holders of more than 5% of its capital stock and certain former directors and their family members are holders of senior secured promissory notes with outstanding principal and accrued interest in excess of $120,000, which such senior secured promissory notes will be converted into shares of Paratek common stock pursuant to the Debt Conversion Agreement as follows: HBM Healthcare Investments (Cayman) Ltd., 8,439,689 shares; Omega Fund III, L.P., 4,354,382 shares; Aisling Capital II, LP, 1,063,491 shares; K/S Danish BioVenture, 2,484,298 shares; and Walter Gilbert and family, 858,185 shares.

Director and Executive Officer Compensation

For information regarding the compensation of Paratek’s directors and executive officers, please see the section entitled “Management Folloving the Merger—Executive Compensation Discussion and Analysis” in this proxy statement/prospectus/information statement.

Policy for Approval of Related Person Transactions

While Paratek does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Paratek’s board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this proxy statement/ prospectus/information statement does not give effect to the proposed 12:1 reverse stock split described in Transcept Proposal No. 2.

The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between Transcept and Paratek. For accounting purposes, Paratek is considered to be acquiring Transcept in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Transcept and Paratek have made a preliminary estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Transcept that exist as of the date of completion of the transaction.

The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of Transcept and Paratek, included in this proxy statement/prospectus/information statement, adjusted to give effect to the acquisition of Transcept by Paratek, for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of June 30, 2014 gives effect to the proposed transaction as if it occurred on June 30, 2014 and combines the historical balance sheets of Transcept and Paratek at June 30, 2014. The Paratek balance sheet information was derived from its unaudited June 30, 2014 balance sheet included herein. The Transcept balance sheet information was derived from its unaudited June 30, 2014 balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and included herein.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 is presented as if the transaction was consummated on January 1, 2013, combines the historical results of Transcept and Paratek for the year ended December 31, 2013 and reflects only ongoing continuing operations. The historical results of Paratek were derived from its audited December 31, 2013 statement of operations included herein. The historical results of Transcept were derived from its consolidated statement of operations included in its Annual Report on Form 10-K, for its year ended December 31, 2013 and included herein.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2014 is presented as if the transaction was consummated on January 1, 2014, combines the historical results of Transcept and Paratek for the six months ended June 30, 2014 and reflects only ongoing continuing operations. The historical results of Paratek were derived from its unaudited six months ended June 30, 2014 statement of operations included herein. The historical results of Transcept were derived from its unaudited consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and included herein.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and

Transcept’s future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	net cash used in the Transcept operations between the signing of the Merger Agreement and the closing of the merger;

•	the timing of completion of the merger;

•	the actual fair values of the Intermezzo and DHE assets as well as the related contingent liabilities; and

•	other changes in the Transcept net assets that occur prior to completion of the merger, which could cause material differences in the information presented below.

Unaudited Pro Forma Condensed Combined Balance Sheet

(in thousands)

	June 30, 2014
	Paratek Historical	Transcept Historical	Pro Forma Adjustments		Pro Forma Combined

Assets
Current assets:
Cash, cash equivalents, and marketable securities	$110	$43,402	$93,000	A	$116,260
			(20,252)	B
Restricted cash	—	35	3,000	B	3,035
Interest receivable	—	131			131
Prepaid expenses and other current assets	45	771	(394)	G	422

Total current assets	155	44,339	75,354		119,848
Property and equipment, net	23	20	(20)	G	23
Deferred financing costs	256	—	(256)	A	—
Intangible assets	—	—	5,290	G	5,290

Total assets	$434	$44,359	$80,368		$125,161

Liabilities, convertible preferred stock and stockholders’ equity/(deficit)
Current liabilities:
Accounts payable & accrued liabilities	$6,575	$2,492	2,621	C	15,430
			580	D
			3,336	E
			(174)	A
Notes payable	6,000	—	(6,000)	A	—

Total current liabilities	12,575	2,492	363		15,430
Warrant liability	40	—	(40)	F	—
Contingent liability—former TSPT shareholders	—	—	7,322	G	7,322
Intermezzo litigation liability	—	—	500	G	500
Other long term liabilities (NVS payable)	3,557	—	—		3,557
Accrued rent	53	—	—		53

Total liabilities	16,225	2,492	8,145		26,862

Convertible preferred stock	101,705	—	(101,705)	A	(0)
Stockholders’ equity (deficit):
Common stock	2	19	152	A	173
Additional paid-in capital	66,014	187,525	209,692	A	294,195
			(17,252)	B
			(580)	D
			40	F
			(151,244)	G
Accumulated other comprehensive income	—	9	(9)	G	—
Accumulated deficit	(183,512)	(145,686)	(9,221)	A	(196,069)
			(2,621)	C
			(3,336)	E
			148,307	G

Total stockholders’ equity (deficit)	(117,496)	41,867	173,928		98,299

Total liabilities and stockholders’ equity (deficit)	$434	$44,359	$80,368		$125,161

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

Unaudited Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share amounts)

	Six months ended June 30, 2014
	Paratek Historical	Transcept Historical	Pro Forma Adjustments		Pro Forma Combined

Net revenue	$342	$780	$—		$1,122
Operating expenses:
Research and development	1,363	1,293	(3)	H	2,653
General and administrative	1,791	5,575	(631)	H,I,J	6,735

Total operating expenses	3,154	6,868	(634)		9,388

Loss from operations	(2,812)	(6,088)	634		(8,266)

Other income (expense):
Loss on mark to market of notes	(119)	—	—		(119)
Loss on mark to market of warrants	(1)	—	1	K	(0)
Interest expense	(556)	—	174	L	(382)
Other income (expense), net	7	(42)	—		(35)

Total other income (expense)	(669)	(42)	175		(536)

Net loss	(3,481)	(6,130)	809		(8,802)
Unaccreted dividends on convertible preferred stock	(939)	—	939	M	—

Net loss attributable to common stockholders	$(4,420)	$(6,130)	$1,748		$(8,802)

Basic and diluted net loss per share	$(4.28)	$(0.32)			$(0.06)

Weighted average shares used in the computation of basic and diluted net loss per share	1,033	18,913			153,337

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

Unaudited Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31, 2013
	Paratek Historical	Transcept Historical	Pro Forma Adjustments		Pro Forma Combined

Net revenue	$478	$(5,074)	$—		$(4,596)
Operating expenses:
Research and development	4,631	6,904	(43)	H	11,492
General and administrative	3,387	12,431	226	H,I	16,044
Goodwill impairment	—	2,962	—		2,962

Total operating expenses	8,018	22,297	183		30,498

Loss from operations	(7,540)	(27,371)	(183)		(35,094)

Other income (expense):
Loss on issuance of convertible notes	(2,040)	—	—		(2,040)
Loss on issuance of equity associated with convertible notes	(2,948)	—	—		(2,948)
Gain/(loss) on mark to market of notes	8,027	—	—		8,027
Gain on mark to market of warrants	24	—	(24)	K	—
Interest expense	(297)	—	—		(297)
Other income (expense), net	121	(75)	—		46

Total other income (expense)	2,887	(75)	(24)		2,788

Net loss	(4,653)	(27,446)	(207)		(32,306)
Unaccreted dividends on convertible preferred stock	(6,766)	—	6,766	M	—

Net loss attributable to common stockholders	$(11,419)	$(27,446)	$6,559		$(32,306)

Basic and diluted net loss per share attributable to common stockholders	$(12.49)	$(1.46)			$(0.27)

Weighted average shares used in the computation of basic and diluted net loss per share	914	18,772			119,656

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

On June 30, 2014, Transcept and Paratek entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) under which Tigris Merger Sub. Inc., a wholly owned subsidiary of Transcept formed by Transcept in connection with the merger, will merge with and into Paratek (the “merger”). Paratek will become a wholly owned subsidiary of Transcept and the surviving corporation of the merger. Upon completion of the merger, Transcept will change its name to Paratek Pharmaceuticals, Inc. Pursuant to the terms of the Merger Agreement, Transcept will issue to the stockholders of Paratek shares of Transcept common stock and will assume all of the stock options and stock warrants of Paratek outstanding as of the merger closing date, such that Paratek stockholders, including holders of common stock and convertible preferred stock, options holders and warrantholders will own approximately 89.6% of Transcept on a pro forma basis and Transcept stockholders will own approximately 10.4% of Transcept on a pro forma basis. Immediately following the merger, Paratek will merge with and into Tigris Acquisition Sub, LLC, a limited liability company wholly owned by Transcept (“Acquisition Sub”), with Acquisition Sub surviving as a wholly owned subsidiary of Transcept (“the second merger”). The merger and the second merger, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The merger is subject to customary closing conditions, including approval by Transcept and Paratek stockholders.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each Paratek stock share will convert into the right to receive 0.81 shares of Transcept common stock.

Because Paratek security holders will own approximately 89.6% of the voting stock of Transcept after the transaction, Paratek is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Transcept will be recorded as of the merger closing date at their estimated fair values.

2.	Purchase Price

The preliminary estimated total purchase price of the proposed merger is as follows (in thousands):

Fair value of Transcept net assets to carryover to merged company	$18,468
Contingent liabilities payable to the former Transcept Shareholders:
Intermezzo Proceeds	3,750
TO-2070 (DHE) Proceeds	1,200
Intermezzo Reserve Remainder Payable	2,372

Total Purchase consideration	$25,790

On June 30, 2014, Transcept had 19.1 million shares of common stock outstanding and a market capitalization of $38.1 million. The fair value of the net assets of Transcept was $41.5 million as of June 30, 2014. Measuring the fair value of the net assets to be received by Paratek was readily determinable based upon the underlying nature of the net assets. The fair value of the Transcept common stock is below the fair value of its net assets. The Transcept net asset value is primarily comprised of cash, cash equivalents, and marketable securities ($43.4 million as of June 30, 2014), and the Paratek interest in the merger is significantly related to obtaining the cash, cash equivalents and marketable securities of Transcept. Therefore, the fair value of the Transcept net assets as of June 30, 2014 is considered to be the best indicator of the fair value and, therefore, the purchase price. The estimated purchase price may change due to changes in the fair value of contingent payment liabilities as noted above and described below during the period from June 30, 2014 to the merger closing date.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Transcept based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Transcept based on the estimated fair values as of June 30, 2014 is as follows (in thousands):

Preliminary Allocation of Purchase Price
Cash, cash equivalents and marketable securities	$26,185
Other assets	508
Intangible assets: DHE and Intermezzo related assets	5,290
Existing assumed liabilities	(2,492)
Intermezzo litigation reserve liability	(500)
Assumed severance and settlement of outstanding Transcept options	(3,201)

Total	$25,790

The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until Paratek management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

Given the significant uncertainty concerning the ultimate disposition of both Transcept’s Intermezzo product rights and TO-2070 (DHE), Transcept has estimated the fair value of the acquired identifiable intangible assets using a probability-weighted scenario approach, employing income approaches in each scenario. These estimates are based on a preliminary valuation and are subject to further review by management and the close of the transaction.

Material assumptions used to preliminarily value the Intermezzo product assets included:

•	Probabilities associated with the various outcomes of the ongoing ANDA litigation and the potential sale of Transcept’s Intermezzo product rights;

•	The forecasted Intermezzo product revenues and associated royalties due Transcept, as well as the appropriate discount rate given consideration to the market and forecast risk involved; and

•	The potential proceeds associated with, and timing of, the sale of Transcept’s Intermezzo product rights.

Material assumptions used to preliminarily value the TO-2070 (DHE) preclinical development project included:

•	Probabilities associated with SNBL licensing the TO-2070 assets under the SNBL Termination Agreement;

•	Potential proceeds associated with, and timing of, the potential payments in accordance with the SNBL Termination Agreement.

The estimated fair value of the contingent payment liabilities to Transcept shareholders were determined using the same probability, cash flow, sale proceeds and timing assumptions referenced above, with consideration also given to the specific timing of the payments to shareholders pursuant to the terms of the merger agreement.

3.	Pro Forma and Acquisition Accounting Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions of Paratek occurring as a direct result of the proposed merger, the acquisition of Transcept by Paratek for accounting purposes and an adjustment for contractual compensation liabilities owed to Transcept remaining employees for the impact of change of control provisions.

The unaudited pro forma condensed combined financial statements do not reflect the effect of the anticipated Transcept 12:1 reverse stock split.

The pro forma adjustments are as follows:

(A)	To reflect $93.0 million of additional investment in Paratek, the conversion of $6.0 million in aggregate principal of, and accrued interest on, Paratek’s senior secured promissory notes into shares of Paratek common stock and then into shares of Transcept common stock and associated loss on extinguishment of debt, the conversion of all outstanding shares of Paratek preferred stock into shares of Paratek common stock and then into shares of Transcept common stock, and to record the common stock of Transcept.

Immediately prior to the effective time of the merger:

(i)	$6.0 million of Paratek debt, and the interest accrued thereon, will convert into approximately 19.8 million shares of Paratek common stock;

(ii)	$101.7 million representing 36.9 million shares of Paratek convertible preferred stock will convert into 48.1 million shares of Paratek common stock at a ratio determined in accordance with the Paratek certificate of incorporation then in effect; and

(iii)	$93.0 million of additional investment in Paratek will result in the issuance of 119.5 million additional shares of Paratek common stock.

Assuming an exchange ratio for conversion into Transcept common stock of 0.81, the 189.4 million shares of outstanding Paratek common stock, calculated on a fully-diluted basis, after the conversions and investment noted above, would be converted into 153.5 million shares of Transcept common stock with a par value of $0.001 per share. The 19.1 million shares of Transcept common stock at par value of $0.001 outstanding at June 30, 2014 along with an estimated 0.5 million shares of common stock to be issued in conjunction with the termination of all outstanding Transcept stock options, as described in pro forma adjustment footnote D below, plus 153.5 million shares of Transcept common stock resulting from the conversion of Paratek common stock, aggregate a total of approximately 173.1 million shares of Transcept common stock at a par value of $0.001.

(B)	To reflect the establishment of a $3.0 million Intermezzo Reserve as well as an expected cash dividend.

(C)	To reflect the accrual of change of control obligations for employees of Transcept that will become due at the closing of the merger totaling $2.6 million in cash.

(D)	To reflect the intrinsic value of options to purchase Transcept common stock outstanding at merger closing along with a fixed aggregate amount of $0.6 million; both of which are to be settled in Transcept common stock, net of applicable statutory withholding requirements. Using the June 30, 2014 closing price of Transcept common stock, this adjustment results in an estimated additional 0.5 million shares of common stock being issued to officers, employees and former employees of Transcept.

(E)	To reflect the estimated costs to consummate the merger, not accrued as of June 30, 2014 totaling $3.3 million to be incurred by Paratek. Estimated costs to consummate the merger to be incurred by Transcept totaling $2.3 million are not reflected in the unaudited pro forma condensed combined financial statements since Transcept is the accounting acquiree. Merger costs include fees payable for investment banking services, legal, accounting, printing and other consulting services.

(F)	To reflect the reclassification of Paratek’s warrant liability to additional paid-in-capital with regard to the expected conversion of Paratek’s convertible preferred stock warrants into warrants to purchase shares of Transcept common stock upon closing of the merger transaction. The entire value of $40,000 was credited to additional paid-in-capital as the par value was immaterial.

(G)	To reflect the elimination of the additional paid-in-capital, accumulated deficit, and accumulated other comprehensive income of Transcept and to reflect the estimated fair value of Transcept assets and contingent payment liabilities at the close of the merger referred to in Note 2 above.

(H)	To reflect the reduction of Transcept’s historical depreciation and amortization expense for assets to be written off upon the closing of the merger.

(I)	To reflect amortization of acquired definite-lived intangible assets based on their preliminary estimated fair values and 15-year estimated useful life of the Intermezzo related patents.

(J)	To reduce expenses for Transcept deal-related expenses incurred to date.

(K)	To reverse the mark-to-market adjustment related to the convertible preferred stock warranty liability.

(L)	To remove interest expense related to Paratek senior secured promissory notes.

(M)	To add back unaccreted dividends on Paratek convertible preferred stock.

DESCRIPTION OF TRANSCEPT CAPITAL STOCK

The following description of Transcept capital stock is not complete and may not contain all the information you should consider before investing in Transcept capital stock. This description is summarized from, and qualified in its entirety by reference to, the Transcept certificate of incorporation, which has been publicly filed with the SEC. See “Where You Can Find More Information.”

Transcept authorized capital stock consists of:

•	100,000,000 shares of common stock, $0.001 par value; and

•	5,000,000 shares of preferred stock, $0.001 par value, 1,000,000 of which are designated Series A Junior Participating Preferred Stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation of Transcept, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock to be issued upon an offering pursuant to this proxy statement/prospectus/information statement and the related prospectus supplement will be fully paid and nonassessable upon issuance.

Transfer Agent

The transfer agent and registrar for Transcept common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Dividend

Transcept has never paid cash dividends on its common stock, except for the special cash dividend paid in June 2014. Moreover, Transcept does not anticipate paying periodic cash dividends on its common stock for the foreseeable future. Transcept intends to use all available cash and liquid assets to complete the merger, including certain dividends which may be paid after the completion of the merger, as described elsewhere in this proxy statement/prospectus/information statement, and in the operation and growth of its business. Any future determination about the payment of dividends will be made at the discretion of its board of directors and will depend upon its earnings, if any, capital requirements, operating and financial conditions and on such other factors as its board of directors deems relevant.

Preferred Stock

The following description of preferred stock and the description of the terms of any particular series of preferred stock that Transcept chooses to issue hereunder are not complete. These descriptions are qualified in their entirety by reference to the Transcept certificate of incorporation and the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

Transcept currently has no shares of preferred stock outstanding. The Transcept board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the common stock.

The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Transcept or make it more difficult to remove Transcept management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of Transcept’s common stock.

The board of directors may specify the following characteristics of any preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at the option of Transcept or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Transcept affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of Transcept capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Any preferred stock issued will be fully paid and nonassessable upon issuance.

Tax Benefit Preservation Plan

Pursuant to the Transcept Tax Benefit Preservation Plan, 1,000,000 shares of Transcept preferred stock have been designated Series A Junior Participating Preferred Stock (the “Series A Preferred”). In connection with its adoption of the Tax Benefit Preservation Plan, the Transcept board of directors declared a dividend of one preferred stock purchase right (individually, an “NOL Right” and collectively, the “NOL Rights”) for each share of Transcept common stock outstanding at the close of business on September 27, 2013. As long as the NOL Rights are attached to the common stock, Transcept will issue one NOL Right (subject to adjustment) with each new share of the common stock so that all such shares will have attached NOL Rights. When exercisable, each NOL Right will entitle the registered holder to purchase from Transcept one one-hundredth of a share of Series A Junior Participating Preferred, at a price of $14.24 per one one-hundredth of a share of Series A Preferred, subject to adjustment (the “Purchase Price”). Each share of Series A Preferred purchasable upon exercise of the NOL Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 100 times the dividend, if any, declared per share of common stock. In the event of liquidation, dissolution or winding up of Transcept, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends), provided that such holders of the Series A Preferred will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Preferred will have 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the common stock are exchanged, each share of Series A Preferred will be entitled to receive 100 times the amount received per share of common stock. The Series A Preferred will not be redeemable.

These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Preferred purchasable upon exercise of each NOL Right should approximate the value of one share of common stock.

The purchase price payable, and the number of shares of Series A Preferred or other securities or property issuable, upon exercise of the NOL Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred, (ii) upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the then current market price of the Series A Preferred or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of Transcept for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Series A Preferred (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until an NOL Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Transcept beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends. The Transcept board of directors has determined that the merger will not cause the NOL Rights to be exercisable pursuant to the Tax Benefit Preservation Plan.

Anti-Takeover Effects of Provisions of Transcept Charter Documents

The Transcept amended and restated certificate of incorporation provides for the Transcept board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Transcept and could increase the likelihood that incumbent directors will retain their positions. The Transcept amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all outstanding stock or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding stock.

The Transcept amended and restated certificate of incorporation requires that certain amendments of the Transcept certificate of incorporation and amendments by the stockholders of Transcept bylaws require the approval of at least 66 2/3% of the voting power of all outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Transcept and could delay changes in management.

The Transcept amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Transcept stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary of Transcept timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, the Transcept bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Transcept.

The Transcept amended and restated bylaws provide that only the Transcept board of directors, the chairperson of the board, the president or the chief executive officer may call a special meeting of stockholders. Because Transcept stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors, the chairperson of the board, the president or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

The Transcept amended and restated certificate of incorporation does not allow stockholders to act by written consent without a meeting. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of the Transcept capital stock would not be able to amend Transcept bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board, the chief executive officer or 10% of the holders of shares entitled to vote at a stockholders’ meeting to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors.

Anti-Takeover Effects of Delaware Law

Transcept is subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, Transcept would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

COMPARISON OF RIGHTS OF HOLDERS OF TRANSCEPT STOCK AND PARATEK STOCK

Both Transcept and Paratek are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Paratek stockholders will become stockholders of Transcept, and their rights will be governed by the DGCL, the bylaws of Transcept and, assuming Transcept Proposal Nos. 2 and 3 are approved by the Transcept stockholders at the Transcept special meeting, the amended and restated certificate of incorporation of Transcept and the amendment to the amended and restated certificate of incorporation of Transcept attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.

The table below summarizes the material differences between the current rights of Paratek stockholders under the Paratek amended and restated certificate of incorporation and bylaws and the rights of Transcept stockholders, post-merger, under the Transcept amended and restated certificate of incorporation and bylaws, each as amended, as applicable, and as in effect immediately following the merger. The table does not give effect to the Certificate of Designations relating to the Series A Junior Participating Preferred Stock of Transcept pursuant to the Transcept Tax Benefit Preservation Plan.

While Transcept and Paratek believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Transcept stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Transcept and Paratek stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Transcept and Paratek that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Transcept or Paratek before the merger and being a stockholder of Transcept after the merger. Transcept has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Paratek will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current Transcept Rights Versus Rights Post-Merger

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)

ELECTIONS; VOTING; PROCEDURAL MATTERS

Authorized Capital Stock	The amended and restated certificate of incorporation of Paratek authorizes the issuance of up to 150,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share, all of which are designated “Series A Preferred Stock.” Prior to the closing of the merger, Paratek expects to file with the Secretary of State of the State of Delaware an amended and restated certificate of	The amended and restated certificate of incorporation of Transcept authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
incorporation that will authorize the issuance of up to 250,000,000 shares of common stock, $0.001 par value per share, and 120,000,000 shares of preferred stock, $0.001 par value per share, of which 40,000,000 shall be designated “Series A Preferred Stock,” 40,000,000 shall be designated “Series A-2 Preferred Stock” and 40,000,000 shall be designated “Series A-3 Preferred Stock.”

Number of Directors	The amended and restated certificate of incorporation of Paratek sets the number of directors at five.	The amended and restated certificate of incorporation and bylaws of Transcept currently provide that the number of directors that shall constitute the whole board of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors.

Stockholder Nominations and Proposals	The amended and restated certificate of incorporation and bylaws of Paratek do not provide for procedures with respect to stockholder proposals or director nominations.	The bylaws of Transcept provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Transcept secretary, which must be received not less than 120 calendar days before the one year anniversary of the date on which Transcept first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	The amended and restated certificate of incorporation of Paratek does not provide for the division of the board of directors into staggered classes.	The amended and restated certificate of incorporation of Transcept provides that the directors comprising the board of directors shall be divided into three staggered classes, with each class serving three-year terms.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
Removal of Directors	Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.	Under the amended and restated certificate of incorporation of Transcept, a director may be removed at any time with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote at an election of directors or without cause by the affirmative vote of the holders of at least 66 2/3% of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

Special Meeting of the Stockholders	The bylaws of Paratek provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board or the president.	The amended and restated certificate of incorporation and bylaws of Transcept provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer or president, by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

Cumulative Voting	The amended and restated certificate of incorporation and bylaws of Paratek do not have a provision granting cumulative voting rights in the election of its directors.	The Transcept amended and restated certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Vacancies	The amended and restated certificate of incorporation and bylaws of Paratek provide that any vacancy on the board of directors may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The amended and restated certificate of incorporation further provides that where a vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the board of directors’ action to fill such vacancy by voting for their own designee to fill such vacancy at a meeting or by written consent.	The amended and restated certificate of incorporation and bylaws of Transcept provide that any vacancy or newly created directorships on the board of directors will be filled only by the affirmative vote of a majority of the directors in office, even though less than a quorum, or by a sole remaining director, unless otherwise determined by resolution of the board of directors; provided, however, that if at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), then the Delaware

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
Court of Chancery may, upon application of stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid.

Voting Stock	Under the amended and restated certificate of incorporation of Paratek, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to one vote for each share of common stock into which such share of preferred stock is convertible; provided that holders of Series A Preferred Stock, voting as a separate class, are entitled to elect four directors, and holders of common stock, voting as a separate class, are entitled to elect one director.	Under the Transcept bylaws, the holders of voting stock are entitled to vote on each matter properly submitted to the stockholders at a meeting of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the board of directors, or if no record date is fixed by the board of directors, as of the close of business on the day next preceding the day on which notice of a meeting of stockholders is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Stockholders Agreement	The Stockholders Agreement entered into as of March 7, 2014 between Paratek and certain of its stockholders, or the Stockholders Agreement, provides for the election of two director nominees by K/S Danish Bioventure and Omega Fund III, L.P.; two director nominees by HBM Healthcare Investments (Cayman) Ltd.; and the Chief Executive Officer of Paratek. Under the Merger Agreement, Paratek has agreed to use commercially reasonable efforts to terminate the Stockholders Agreement at or prior to the closing of the merger.	Transcept does not have a stockholders agreement or similar agreement with any of its stockholders in place.

Drag Along	Under the Stockholders Agreement, if the board of directors and the holders of at least two-thirds of the	Transcept does not have drag along terms in place.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
registrable securities then outstanding originally issued to K/S Danish Bioventure, Omega Fund III, L.P. and HBM Healthcare Investments (Cayman) Ltd. approve a change in control transaction, each stockholder party to the Stockholders Agreement is required to vote in favor of such transaction or sell their shares, as applicable.

Stockholder Action by Written Consent	The bylaws of Paratek provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.	The amended and restated certificate of incorporation and bylaws of Transcept specify that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders and that no action shall be taken by the stockholders by written consent.

Notice of Stockholder Meeting	The bylaws of Paratek provide that notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. The bylaws of Paratek provide that notice of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.	Under the bylaws of Transcept, written notice of each stockholder meeting must specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions	The amended and restated certificate of incorporation of Paratek provides that each holder of shares of Series A Preferred Stock shall have the right to convert such shares into shares of common stock at any time	The amended and restated certificate of incorporation of Transcept does not provide that holders of Transcept stock shall have preemptive, conversion or other protective rights.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)

in accordance with the amended and restated certificate of incorporation. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering resulting in at least $20 million of proceeds or the date and time, or occurrence of an event, specified by the holders of a majority of the outstanding shares of Series A Preferred Stock, all outstanding shares shall be converted into shares of common stock. Paratek may not amend the amended and restated certificate of incorporation in a manner that materially alters or changes the rights, preferences or privileges of the Series A Preferred Stock so as to affect them adversely in a manner different than other classes without the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred Stock.

Prior to the closing of the merger, Paratek expects to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation that will provide the newly designated “Series A-2 Preferred Stock” and “Series A-3 Preferred Stock” with similar conversion rights and protective provisions; provided that the mandatory conversion and protective provisions shall apply to all outstanding shares of preferred stock together as a class. In addition, the amended and restated certificate of incorporation that Paratek expects to file prior to the closing of the merger contains provisions providing for the conversion of the shares of Series A Preferred Stock into shares of the newly designated “Series A-2 Preferred Stock” or “Series A-3 Preferred Stock”, as applicable, based upon the level of participation by the holders of Series A Preferred Stock in the financing

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
contemplated by the Subscription Agreement. Pursuant to the amended and restated certificate of incorporation that Paratek expects to file prior to the closing of the merger, all shares of preferred stock shall be converted into shares of common stock immediately prior to the closing of the financing contemplated by the Subscription Agreement.

Right of First Refusal	The bylaws of Paratek provide that stockholders wishing to transfer any shares of stock shall first provide Paratek with the right to purchase such shares.	Transcept does not have a right of first refusal in place.
INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY
Indemnification	The amended and restated certificate of incorporation of Paratek provides that Paratek shall indemnify its directors and officers to the fullest extent permitted by applicable law.	The amended and restated certificate of incorporation and bylaws of Transcept provide that Transcept shall indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Under its bylaws, Transcept will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the Transcept board of directors. Under the bylaws of Transcept, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Advancement of Expenses	The amended and restated certificate of incorporation of Paratek provides that Paratek shall pay the expenses incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all	The bylaws of Transcept provide that Transcept will advance expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of Transcept or otherwise.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified.
DIVIDENDS
Declaration and Payment of Dividends	The amended and restated certificate of incorporation of Paratek provides that holders of Series A Preferred Stock shall be entitled, if, when and as declared by the board of directors, non-cumulative cash dividends at the rate of 8% of the original issue price for such shares.	The bylaws of Transcept provide that, subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Transcept, the board of directors may declare and pay dividends upon the shares of capital stock. Dividends may be paid in cash, in property, or in shares of capital stock. The board of directors may set aside out of any funds of the corporation available for dividends reserves for any proper purposes, including equalizing dividends, repairing or maintaining corporate property and meeting contingencies, and may abolish any such reserve.
AMENDMENTS TO CERTIFICATE OF INCORPORATION OR BYLAWS
General Provisions	The amended and restated certificate of incorporation of Paratek may not be amended in a manner that materially alters or changes the rights, preferences or privileges of the Series A Preferred Stock so as to affect them adversely in a manner different than other classes without the written consent or affirmative vote of a majority of the outstanding shares of Series A Preferred Stock. The bylaws of Paratek provide that the bylaws may be amended by the affirmative vote of a majority of the directors and by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding.	The amended and restated certificate of incorporation of Transcept may be amended in any manner otherwise permitted by law, with the exception that under the amended and restated certificate of incorporation of Transcept, Article V (relating to the composition of and vacancies on the board of directors, election and removal of directors, alterations and amendments to bylaws, actions by written consent and stockholder meetings), Article VI (relating to indemnification of directors and officers), and Article VII (relating to amendment of certain provisions of the certificate of incorporation) require the affirmative vote of the holders of 66 2⁄3% of the voting power of the outstanding shares of voting stock, voting together as a single class.

Provision	Paratek (Pre-Merger)	Transcept (Post-Merger)
The amended and restated certificate of incorporation and bylaws of Transcept provide that the board of directors is expressly authorized to make, alter or repeal the bylaws; provided, however, that the bylaws may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of voting stock.

PRINCIPAL STOCKHOLDERS OF TRANSCEPT

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed 12:1 reverse stock split described in Transcept Proposal No. 2.

The following table sets forth certain information with respect to the beneficial ownership of Transcept common stock as of September 1, 2014 for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of the outstanding shares of Transcept common stock;

•	each of the Transcept directors as of September 1, 2014;

•	each of the Transcept named executive officers, as identified in “The Merger—Interests of Transcept Directors and Executive Officers in the Merger—Material Severance Terms Pertaining to Named Executive Officers”; and

•	all of the current directors and executive officers of Transcept as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 1, 2014, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 19,161,372 shares of common stock outstanding on September 1, 2014, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Transcept does not know of any arrangements, including any pledge by any person of securities of Transcept, the operation of which may at a subsequent date result in a change of control of Transcept. Unless otherwise noted, the address of each director and current and former executive officer of Transcept is c/o Transcept Pharmaceuticals, Inc., 1003 West Cutting Blvd., Suite 110, Point Richmond, California 94804.

	Amount and Nature of Beneficial Ownership(1)	Percentage of Beneficial Ownership
5% Stockholders

Entities Affiliated with Roumell Entities(2) 2 Wisconsin Circle, Suite 660 Chevy Chase, Maryland 20815	2,196,141	11.5%
Entities Affiliated with New Enterprise Associates(3) 1954 Greenspring Drive, Suite 600 Timonium, MD 21093	2,086,755	10.9%
Entities Affiliated with InterWest Partners Entities(4) 2710 Sand Hill Road, Suite 200 Menlo Park, CA 94025	2,027,284	10.6%
Entities Affiliated with SC Fundamentals(5) 747 Third Avenue, 27th Floor New York, NY 10022	1,267,115	6.6%
Entities Affiliated with Prosight(6) 2301 Cedar Springs Road, Suite 340 Dallas, TX 75201	1,071,429	5.6%

	Amount and Nature of Beneficial Ownership(1)	Percentage of Beneficial Ownership
Entities Affiliated with EcoR1(7) 409 Illinois Street San Francisco, California 94158	1,058,200	5.5%

Directors and Named Executive Officers

Glenn A. Oclassen(8)	1,344,142	6.7%
Nikhilesh N. Singh(9)	657,291	3.3%
G. Kirk Raab(10)	254,989	1.3%
Thomas D. Kiley(11)	142,229	*
John A. Kollins(12)	158,227	*
Leone D. Patterson(13)	123,434	*
Frederick J. Ruegsegger(14)	62,400	*
Matthew M. Loar(15)	61,699	*
Jake R. Nunn(16)	43,400	*
Thomas J. Dietz(17)	32,500	*
All current executive officers and directors as a group (10 persons)(18)	2,880,311	13.5%

*	Beneficial ownership representing less than 1%.

(1)	This table is based upon information supplied by officers and directors and upon information gathered by us about principal stockholders known to us based on Schedules 13D and 13G and related joint filing agreements, and Forms 3 and 4 filed with the SEC and includes number of shares as of September 1, 2014 along with options and warrants exercisable within 60 days of September 1, 2014 (except where otherwise indicated).
(2)	Comprises (a) 1,871,651 shares held by Roumell Asset Management, LLC (“RAM”), (b) 300,000 shares held by Roumell Opportunistic Value Fund (the “Fund”), and (c) 24,490 shares held by James C. Roumell. Collectively, RAM, the Fund and Mr. Roumell are the beneficial owners of a total of 2,196,141 shares of the common stock of the Issuer. RAM is the investment advisor to the Fund. As investment advisor, RAM has investment and voting control over the shares held by the Fund and, therefore, it is the deemed beneficial owner of shares held by the Fund. RAM has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time. Mr. Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares held by RAM. Mr. Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.
(3)

Comprises (a) 1,103,283 shares held by New Enterprise Associates 12, Limited Partnership (“NEA 12”), (b) 980,142 shares held by New Enterprise Associates 10, Limited Partnership (“NEA 10”), (c) 2,494 shares held by NEA Ventures 2007, L.P. (“Ven 2007”), and (d) 836 shares held by NEA Ventures 2002, L.P. (“Ven 2002”). NEA 12 GP, LLC (“NEA 12 LLC”) is the sole general partner of NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12. The individual managers of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna ‘Kittu’ Kolluri, and Scott D. Sandell. NEA Partners 12, NEA 12 LLC, and the individual managers of NEA 12 LLC share voting and dispositive power with regard to the shares directly held by NEA 12. NEA Partners 10, Limited Partnership (“NEA Partners 10”) is the sole general partner of NEA 10. The individual general partners of NEA Partners 10 are M. James Barrett, Peter J. Barris, and Scott D. Sandell. NEA Partners 10 and the individual general partners of NEA Partners 10 share voting and dispositive power with regard to the shares directly held by NEA 10. The shares directly held by Ven 2007 are indirectly held by Karen P. Welsh, the general partner of Ven 2007. Ms. Welsh shares voting and dispositive power with regard to the shares held by Ven 2007. The shares directly held by Ven 2002 are indirectly held by

Pamela J. Clark, the general partner of Ven 2002. Ms. Clark shares voting and dispositive power with regard to the shares held by Ven 2002.
(4)	According to a Schedule 13D/A filed with the SEC on July 14, 2014, comprises (a) 1,983,884 shares held by InterWest Partners IX, L.P. InterWest Management Partners IX, LLC is the general partner of InterWest Partners IX, L.P. Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman, and Arnold L. Oronsky are managing directors of InterWest Management Partners IX, LLC. Bruce A. Cleveland, Nina Kjellson, Khaled A. Nasr and Douglas A. Pepper are venture members of InterWest Management Partners IX, LLC and (b) 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Each managing director and venture member of InterWest Management Partners IX, LLC shares voting and dispositive power with respect to shares held by InterWest Partners IX, L.P. and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.
(5)	Comprises (a) 1,123,381 shares held by SC Fundamental Value Fund, L.P. (the “Fund”), (b) 141,984 shares held by SC Fundamentals LLC Employee Savings and Profit Sharing Plan (the “Plan”) and (c) 1,750 shares held by David A. Hurwitz. Collectively, the Fund, the Plan and Mr. Hurwitz are the beneficial owners of a total of 1,267,115 shares of Transcept common stock. SC Fundamental LLC (“SCFLLC” is the general partner of the Fund). Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz, by virtue of their status as members of SCFLLC, the general partner of the Fund, may be deemed to share with the Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of common stock of which the Fund is the direct beneficial owner. Peter M. Collery, by virtue of his status as an executive officer of the Plan, may be deemed to share with the Plan the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of common stock of which the Plan is the direct beneficial owner.
(6)	According to a Schedule 13G/A filed with the SEC on August 26, 2014, consists of 1,071,429 shares held directly by Prosight Fund, LP, or Prosight, and are deemed to be beneficially owned by Prosight Management, LP, or Prosight Management, and Prosight Partners, LLC, or Prosight Partners. Prosight Management is the sole general partner of Prosight and Prosight Partners is the sole general partner of Prosight Management. W. Lawrence Hawkins is the sole member of Prosight Partners and may be deemed to beneficially own such shares.
(7)	According to a Schedule 13G filed with the SEC on August 29, 2014, consists of 478,514 shares held by EcoR1 Capital Fund, L.P. (“Capital Fund”) and 579,686 shares held by EcoR1 Qualified Fund, L.P. (“Qualified Fund”). EcoR1 Capital , LLC (“EcoR1”), as the general partner of each of Capital Fund and Qualified Fund, may be deemed to beneficially own the 1,058,200 shares of common stock owned in the aggregate by Capital Fund and Qualified Fund. Oleg Nodelman, as the Manager of EcoR1, may be deemed to beneficially own the 1,058,200 shares of common stock owned in the aggregate by Capital Fund and Qualified Fund. The foregoing should not be construed in and of itself as an admission by any reporting person as to beneficial ownership of any shares of common stock owned by another reporting person. Each of EcoR1 and Mr. Nodelman disclaims beneficial ownership of the shares of common stock directly owned by each of Capital Fund and Qualified Fund.
(8)	Includes 959,885 shares issuable upon exercise of options held by Mr. Oclassen within 60 days of September 1, 2014. Also includes 73,457 shares held by Constance Oclassen, Mr. Oclassen’s wife.
(9)	Includes 574,003 shares issuable upon exercise of options held by Dr. Singh within 60 days of September 1, 2014. Also includes 78,206 shares held by the Singh Family Trust, for which Dr. Singh is not trustee and 295 shares held by Nikki Singh, Dr. Singh’s wife. Dr. Singh disclaims beneficial ownership of the shares held by the Singh Family Trust except to the extent of his pecuniary interest therein.
(10)	Includes 136,405 shares issuable upon exercise of options within 60 days of September 1, 2014.
(11)	Includes 43,400 shares issuable upon exercise of options within 60 days of September 1, 2014. Also includes 67,169 shares held by the Kiley Revocable Family Trust, for which Mr. Kiley is trustee. Mr. Kiley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)	Includes 158,227 shares issuable upon exercise of options within 60 days of September 1, 2014.
(13)	Includes 123,434 shares issuable upon exercise of options within 60 days of September 1, 2014.
(14)	Includes 47,400 shares issuable upon exercise of options within 60 days of September 1, 2014.
(15)	Includes 6,944 shares issuable upon exercise of options within 60 days of September 1, 2014.
(16)	Includes 43,400 shares issuable upon exercise of options within 60 days of September 1, 2014. Mr. Nunn has no voting or dispositive power with regard to any of the above referenced shares held by entities affiliated with New Enterprise Associates and disclaims beneficial ownership of such shares except to the extent of his actual pecuniary interest therein.
(17)	Includes 32,500 shares issuable upon exercise of options within 60 days of September 1, 2014.
(18)	Includes 2,125,598 shares issuable upon exercise of options within 60 days of September 1, 2014.

PRINCIPAL STOCKHOLDERS OF PARATEK

The following table and the related notes present information on the beneficial ownership of shares of Paratek’s capital stock as of September 1, 2014 by:

•	each director of Paratek;

•	each named executive officer of Paratek;

•	all of Paratek’s current directors and executive officers as a group; and

•	each stockholder known by Paratek to beneficially own more than five percent of its common stock on an as converted basis.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes, in each case, the conversion of all 36,932,213 shares of Paratek Series A Preferred Stock into 36,932,213 shares of Paratek common stock as of September 1, 2014 and a total of 38,932,213 shares of Paratek common stock outstanding as of September 1, 2014.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 1, 2014, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, Paratek believes that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to Paratek by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Paratek Pharmaceuticals, Inc., 75 Kneeland Street, Boston, MA 02111.

	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned
5% Stockholders
Entities affiliated with Omega Funds(1) 1 Royal Plaza, Royal Avenue St. Peter Port, Guernsey GY1 2HL	8,892,279	94,999	23.0%
Aisling Capital II LP(2) 888 Seventh Avenue, 30th Floor New York, NY 10017	7,120,195	—	18.3%
Walter and Celia Gilbert(3) 15 Gray Gardens West Cambridge, MA 02138	5,218,543	1,685	13.4%
HBM Healthcare Investments (Cayman) Ltd.(4) Governors Square, Suite #4-212-2 23 Lime Tree Bay Avenue, West Bay Grand Cayman, Cayman Islands	3,485,569	47,438	9.1%

	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned

Directors and Named Executive Officers
Michael F. Bigham(5)	—	—	*
Richard J. Lim.(6)	3,229,021	34,510	8.4%
Evan Loh, M.D.(7)	574,376	8,640	1.5%
Beverly A. Armstrong(8)	453,502	7,080	1.2%
S. Ken Tanaka, Ph.D.(9)	401,418	5,057	1.0%
Kathryn M. Boxmeyer(10)	323,481	42,463	*
Dennis P. Molnar(11)	292,013	18,208	*
Stuart B. Levy, M.D.(12)	267,651	—	*
All current executive officers and directors as a group (7 persons)	5,356,596	103,481	14.0%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Consists of 82,387 shares of common stock and 5,580,871 shares of Series A Preferred Stock held directly by Omega Fund III, L.P. (“Omega III”) and 47,004 shares of common stock and 3,182,017 shares of Series A Preferred Stock held directly by K/S Danish BioVenture (“Danish BV”). Also included are 60,489 shares of Series A Preferred Stock issuable to Omega III and 34,510 shares of Series A Preferred Stock issuable to K/S Danish BioVenture upon exercise of warrants within 60 days. Omega Fund III GP, L.P. (“Omega III GP LP”) is the general partner of Omega III. Omega Fund III G.P., Ltd. (“Omega III GP Ltd.”) is the general partner of Omega III GP LP. Omega Fund Management Limited (“Omega Management”) is the sole shareholder of Omega III GP Ltd. Sigma Holding Limited (“Sigma”) is the sole shareholder of Omega Management. Otello Stampacchia is the sole shareholder of Sigma. Sharon Alvarez and David Bolton are all the directors of each of (i) Omega III GP Ltd., (ii) Omega Management and (iii) Sigma. Ms. Alvarez and Mr. Bolton have shared voting and investment power over the shares held by Omega III. Danish BioVenture General Partner ApS (“Danish BioVenture GP”) is the general partner of Danish BV. The sole limited partner of Danish BV is Life Sciences Holdings SPV I Fund L.P. (“Life Sciences Holdings”). The general partner of Life Sciences Holdings is LS Holdings SPV I GP, LP (“LS Holdings”). The general partner of LS Holdings is LS Holdings SPV I GP, Ltd. (“LS Holdings Ltd.”). Omega Management is the sole shareholder of LS Holdings Ltd. Sigma is the sole shareholder of Omega Management. Mr. Stampacchia, Renee Aguiar-Lucander, Richard J. Lim and Anne-Mari Paster are all the shareholders and directors of Danish BioVenture GP and have shared voting and investment power over the shares held by Danish BV.
(2)	Consists of 76,418 shares of common stock and 7,043,777 shares of Series A Preferred Stock. These shares are directly held by Aisling Capital II, LP, or Aisling, and are deemed to be beneficially owned by Aisling Capital Partners, LP, or Aisling GP, as general partner of Aisling, Aisling Capital Partners, LLC, or Aisling Partners, as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. In addition, Dennis Purcell and five other persons on the investment committee of Aisling share the power to vote or dispose of these shares and therefore each member may be deemed to have voting and investment power with respect to such shares. Each of the members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. On June 30, 2014 Mr. Purcell was a member of Paratek’s board of directors. Mr. Purcell resigned from Paratek’s board of directors on July 9, 2014.
(3)	Consists of 66,655 shares of common stock and 2,943,283 shares of Series A Preferred Stock held by Mr. Gilbert, 1,685 shares issuable upon exercise of options within 60 days of September 1, 2014, 50,581 shares of common stock and 2,124,304 shares of Series A Preferred Stock held by his wife and 33,720 shares of common stock held by his children. Mr. Gilbert has shared voting power over the shares held by his wife and children.
(4)

Consists of 51,581 shares of common stock, 3,433,988 shares of Series A Preferred Stock and warrants to purchase 47,438 shares of Series A Preferred Stock. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to such shares, and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(5)	Mr. Bigham does not beneficially own or hold any shares or options or warrants that are exercisable within 60 days of September 1, 2014.
(6)	Consists of 47,004 shares of common stock, 3,182,017 shares of Series A Preferred Stock and warrants to purchase 34,510 shares of Series A Preferred Stock held directly by K/S Danish BioVenture (“Danish BV”). Please see footnote 1 regarding Mr. Lim’s voting and investment power over the shares held by Danish BV. Mr. Lim does not directly own or hold any shares, options or warrants.
(7)	Consists of 94,656 shares of common stock, 479,720 shares of Series A Preferred Stock and 8,640 shares issuable upon exercise of options within 60 days of September 1, 2014.
(8)	Consists of 205,686 shares of common stock, 247,816 shares of Series A Preferred Stock and 7,080 shares issuable upon exercise of options within 60 days of September 1, 2014.
(9)	Consists of 128,893 shares of common stock, 268,580 shares of Series A Preferred Stock, 5,057 shares issuable upon exercise of options within 60 days of September 1, 2014 and 3,945 shares of common stock held jointly with Dr. Tanaka’s wife with whom Dr. Tanaka shares voting and investment power.
(10)	Consists of 93,225 shares of common stock, 229,582 shares of Series A Preferred Stock, 42,463 shares issuable upon exercise of options within 60 days of September 1, 2014, including pursuant to Ms. Boxmeyer’s August 2014 letter agreement with Paratek, and 674 shares of common stock held jointly with Ms. Boxmeyer’s husband with whom Ms. Boxmeyer shares voting and investment power. Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above. For additional information regarding Ms. Boxmeyer’s letter agreement with Paratek, please see the section entitled, “Paratek Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” in this proxy statement/prospectus/information statement.
(11)	Consists of 194,255 shares of common stock, 97,758 shares of Series A Preferred Stock and 18,208 shares issuable upon exercise of options within 60 days of September 1, 2014. In June 2014, prior to the signing of the Subscription Agreement and the Merger Agreement, Mr. Molnar resigned as President and Chief Executive Officer and as a director of Paratek, and continued as an employee. In September 2014, Mr. Molnar entered into a letter agreement with Paratek pursuant to which additional shares issuable upon exercise of options will vest in accordance with the terms of that letter agreement, which shares are not presented in the above table because the letter agreement was entered into after September 1, 2014. For additional information regarding Mr. Molnar’s letter agreement with Paratek, please see the section entitled, “Paratek Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” in this proxy statement/prospectus/information statement.
(12)	Consists of 146,033 shares of common stock and 46,589 shares of Series A Preferred Stock held by Dr. Levy, 40,465 shares of common stock held in trust with Dr. Levy’s wife, and 34,564 shares of common stock held by Dr. Levy’s wife.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the 12:1 reverse stock split described in Transcept Proposal No. 2.

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, assuming the closing of the merger occurs on October 30, 2014, by:

•	each director and named executive officer of the combined company;

•	all of the combined company’s directors and executive officers as a group; and

•	each person or group who is known to the management of Paratek and Transcept to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger.

Unless otherwise indicated in the footnotes to this table Paratek and Transcept believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table assumes the exercise of all outstanding options to purchase Transcept common stock prior to the closing of the merger and that Transcept will have 19,548,452 shares of common stock outstanding as of October 30, 2014 following the exercise of such options. Immediately prior to the merger, Paratek will have 189,461,175 shares of common stock outstanding. Upon the closing of the merger, the 189,461,175 shares of Paratek common stock will be converted into the right to receive an aggregate of 153,463,413 shares of Transcept common stock, and, assuming the exercise of all outstanding options to purchase Transcept common stock prior to the closing of the merger, there will be a total of 173,011,865 shares of Transcept common stock outstanding upon the closing of the merger. The following table does not give effect to the one-for-twelve reverse stock split of Transcept common stock proposed to be implemented prior to the closing of the merger. Shares of Transcept common stock that may be acquired by an individual or group within 60 days of October 30, 2014, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Transcept common stock of any other person shown in the table.

	Number of Shares	Options and Warrants Exercisable Within 60 Days	Approximate Percent Owned

5% Stockholders
Abingworth Bioventures VI LP(1) 38 Jermyn Street London, UK SW1Y 6DN	15,616,966	—	9.0%
Baupost Group Securities, L.L.C.(2) 10 St. James Avenue, Suite 1700 Boston, MA 02116	20,822,622	—	12.0%
Fidelity(3) 82 Devonshire Street Boston, MA 02109	20,822,621	—	12.0%
HBM Healthcare Investments (Cayman) Ltd.(4) Governors Square, Suite #4-212-2 23 Lime Tree Bay Avenue, West Bay Grand Cayman, Cayman Islands	21,219,122	38,424	12.3%
Entities affiliated with Omega Funds(5) 1 Royal Plaza, Royal Avenue St. Peter Port, Guernsey GY1 2HL	25,666,477	76,949	14.9%

Directors and Named Executive Officers
Michael F. Bigham(6)	—	—	*
Richard J. Lim.(7)	7,598,927	27,953	4.4%
Evan Loh, M.D.	532,678	—	*
Kathryn M. Boxmeyer(8)	610,357	35,154	*
Thomas Dietz, Ph.D.(9)	98,778	—	*
Robert Radie(9)	—	—	*
Jeffrey Stein(9)	—	—	*
All executive officers and directors as a group (7 persons)	8,840,740	63,107	5.1%

*	Represents beneficial ownership of less than 1% of the shares of Common Stock.
(1)	Abingworth Bioventures VI GP LP, a Scottish limited partnership, serves as the general partner of Abingworth Bioventures VI LP (“ABV VI”). Abingworth General Partner VI LLP, a Scottish limited liability partnership, serves as the general partner Abingworth Bioventures VI GP LP. Abingworth Bioventures VI GP Limited, an English company, serves as the managing member of Abingworth General Partner VI LLP. Abingworth Bioventures VI GP LP has delegated to Abingworth LLP all investment and dispositive power over the securities held by ABV VI. An investment committee of Abingworth LLP, comprised of Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VI. Each of Abingworth Bioventures VI GP LP, Abingworth General Partner VI LLP, Abingworth Bioventures VI GP Limited, Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting disclaims beneficial ownership of the securities held by ABV VI save to the extent of their pecuniary interest therein.
(2)

The Baupost Group, L.L.C. (“Baupost”) is a registered investment adviser and acts as the investment adviser to certain private investment limited partnerships on whose behalf these securities were purchased, and in such capacity has voting and investment power with respect to such securities. Baupost Group Securities, L.L.C. (“BGS”), is a nominee of Baupost used to transact in securities on behalf of the investment limited partnerships. BGS has no voting or investment power with respect to such securities. None of the investment limited partnerships owns greater than 5% of any class of voting securities. SAK Corporation is the manager of Baupost, and Mr. Seth A. Klarman is the sole director of SAK Corporation. Mr. Klarman and SAK Corporation disclaim beneficial ownership of the securities. The principal business address for Baupost, BGS, SAK Corporation, Mr. Klarman and the investment limited partnerships is 10 St. James Avenue, Suite 1700, Boston, MA 02116.
(3)	16,033,419 shares are held by Fidelity Select Portfolios: Biotechnology Portfolio and 4,789,202 shares are held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund. The accounts that hold these shares are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson, III is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson, III, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson, III nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees
(4)	The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to such shares, and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(5)	Consists of 13,325,305 shares held directly by Omega Fund III, L.P. (“Omega III”), 7,598,927 held directly by K/S Danish BioVenture (“Danish BV”) and 4,742,245 shares held directly by Omega Fund IV, L.P (“Omega IV”). Also included in the above stated figures are 48,996 shares issuable to Omega III and 27,953 shares issuable to Danish BV upon exercise of warrants within 60 days. Omega Fund III GP, L.P. (“Omega III GP LP”) is the general partner of Omega III. Omega Fund III G.P., Ltd. (“Omega III GP Ltd.”) is the general partner of Omega III GP LP. Omega Fund Management Limited (“Omega Management”) is the sole shareholder of Omega III GP Ltd. Sigma Holding Limited (“Sigma”) is the sole shareholder of Omega Management. Otello Stampacchia is the sole shareholder of Sigma. Sharon Alvarez and David Bolton are all the directors of each of (i) Omega III GP Ltd., (ii) Omega Management and (iii) Sigma. Ms. Alvarez and Mr. Bolton have shared voting and investment power over the shares held by Omega III. Danish BioVenture General Partner ApS (“Danish BioVenture GP”) is the general partner of Danish BV. The sole limited partner of Danish BV is Life Sciences Holdings SPV I Fund L.P. (“Life Sciences Holdings”). The general partner of Life Sciences Holdings is LS Holdings SPV I GP, LP (“LS Holdings”). The general partner of LS Holdings is LS Holdings SPV I GP, Ltd. (“LS Holdings Ltd.”). Omega Management is the sole shareholder of LS Holdings Ltd. Sigma is the sole shareholder of Omega Management. Mr. Stampacchia, Renee Aguiar-Lucander, Richard J. Lim and Anne-Mari Paster are all the shareholders and directors of Danish BioVenture GP and have shared voting and investment power over the shares held by Danish BV. Omega Fund IV GP, L.P. (“Omega IV GP LP”) is the general partner of Omega IV. Omega Fund IV G.P. Manager, Ltd. (“Omega IV GP Manager”) is the general partner of Omega IV GP LP. Mr. Stampacchia, Ms. Aguiar-Lucander, Mr. Lim and Ms. Paster are all the shareholders and directors of Omega IV GP Manager and have shared voting and investment power over the shares held by Omega IV.
(6)	Mr. Bigham will not directly own or hold any shares or options or warrants exercisable within 60 days of October 30, 2014. Mr. Bigham has no voting or dispositive power with regard to any of the above referenced shares held by entities affiliated with Abingworth Bioventures IV LP and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)	Consists of 7,598,927 shares held directly by K/S Danish BioVenture (“Danish BV”) and 27,953 shares issuable to Danish BV upon exercise of warrants within 60 days. Please see footnote 1 regarding Mr. Lim’s voting and investment power over the shares held by Danish BV. Mr. Lim will not directly own or hold any shares or options or warrants exercisable within 60 days of October 30, 2014.
(8)	Consists of 609,812 shares held by Ms. Boxmeyer, 35,154 shares issuable upon exercise of options within 60 days of October 30, 2014 and 545 shares held jointly with Ms. Boxmeyer’s husband with whom Ms. Boxmeyer shares voting and investment power. Ms. Boxmeyer, Paratek’s Chief Financial Officer, is resigning effective as of the earlier of (i) the date on which a new Chief Financial Officer is named by Paratek, and (ii) December 31, 2014. Paratek expects Ms. Boxmeyer to remain with Paratek prior to the merger, as Interim Chief Financial Officer, and to assume such interim office with Transcept following the merger, as applicable, until the earlier of the dates referred to above.
(9)	Each of these non-employee directors will be granted options to purchase 97,200 shares of Transcept common stock immediately following the merger, which options will be subject to customary vesting and are not included in the table above because they will not be exercisable within 60 days of the date of grant.

LEGAL MATTERS

Latham & Watkins LLP, will pass upon the validity of the Transcept common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Transcept by Latham & Watkins LLP and for Paratek by Pepper Hamilton LLP.

EXPERTS

The consolidated financial statements of Transcept Pharmaceuticals, Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this proxy statement/prospectus/information statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Paratek Pharmaceuticals, Inc. at December 31, 2013 and 2012, and for the years then ended, included in this proxy statement/prospectus/information statement have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their report, which includes an explanatory paragraph related to Paratek Pharmaceuticals, Inc.’s ability to continue as a going concern, thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Transcept files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Transcept files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Transcept SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Transcept also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Transcept has filed a registration statement on Form S-4 to register with the SEC the Transcept common stock that Transcept will issue to Paratek stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Transcept, as well as a proxy statement of Transcept for its special meeting and an information statement for the purpose of Paratek for its written consent.

Transcept has supplied all information contained in this proxy statement/prospectus/information statement relating to Transcept, and Paratek has supplied all information contained in this proxy statement/prospectus/information statement relating to Paratek.

If you would like to request documents from Transcept or Paratek, please send a request in writing or by telephone to either Transcept or Paratek at the following addresses:

Transcept Pharmaceuticals, Inc. 1003 W. Cutting Blvd., Suite #110 Point Richmond, California 94804 Telephone: (510) 215-3500 Attn: Chief Financial Officer	Paratek Pharmaceuticals, Inc. 75 Kneeland Street Boston, MA 02111 Telephone: (617) 275-0040 Attn: President

TRADEMARK NOTICE

Transcept Pharmaceuticals, Inc.TM is a registered and unregistered trademark of Transcept in the United States and other jurisdictions. Intermezzo® is a registered and unregistered trademark of Purdue Pharma and associated companies in the United States and other jurisdictions and is a registered and unregistered trademark of Transcept in certain other jurisdictions. “Paratek,” “Paracycline,” “The Antibiotic Resistant Company,” the Paratek logo and other trademarks, service marks, and trade names of Paratek are registered and unregistered marks of Paratek Pharmaceuticals, Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Transcept officers and directors, and persons who own more than ten percent of a registered class of Transcept equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Transcept with copies of all forms that they file pursuant to Section 16(a). Based on the Transcept review of the copies of such forms received by it and written representations from certain reporting persons, Transcept believes that during fiscal 2013, its executive officers, directors and ten-percent stockholders complied with all other applicable filing requirements.

Stockholder Proposals

Transcept stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of Transcept bylaws and the rules established by the SEC under the Exchange Act. Under these requirements, proposals from Transcept stockholders that are intended to be presented by such stockholders at the Transcept 2015 annual meeting of stockholders must be addressed to the Secretary and received in writing at Transcept’s executive offices no later than February 4, 2015, unless the date of the 2015 annual meeting of stockholders is more than 30 days before or after July 1, 2015, in which case the deadline is a reasonable time before Transcept begins to print and send its proxy materials. If you wish to submit a proposal that is not to be included in the Transcept proxy materials for next year’s annual meeting pursuant to the SEC’s shareholder proposal procedures or to nominate a director, you must do so no later than February 4, 2015; provided that if the date of that annual meeting is more than 30 days before or after July 1, 2015, you must give notice not later than the 120th day prior to the annual meeting date and, if later, the 10th day following the day on which public disclosure of the annual meeting date is first made.

Communication with the Transcept Board of Directors

In accordance with Transcept policies regarding communication to non-management members of the Transcept board of directors, stockholders may communicate with such members by sending an email to the Chairman of the board of directors at Chairman@transcept.com. The Chairman of the board of directors monitors such communications and provides summaries at regularly scheduled meetings of the board of directors. Where the nature of the communication warrants, the Chairman of the board of directors may determine, in his judgment as considered appropriate, to obtain the more immediate attention of the appropriate committee of the board of directors or non-management director, of independent advisors or of management.

Transcept Pharmaceuticals, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Transcept Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Transcept Pharmaceuticals, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transcept Pharmaceuticals, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

March 14, 2014

F-A-1

Transcept Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except for share and par value)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$9,935	$39,368
Marketable securities	60,110	45,907
Prepaid advertising	—	8,571
Prepaid and other current assets	3,382	920
Restricted cash	200	200

Total current assets	73,627	94,966
Property and equipment, net	43	128
Goodwill	—	2,962

Total assets	$73,670	$98,056

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$413	$1,001
Accrued liabilities	1,515	1,639
Other liabilities, short-term portion	—	23

Total current liabilities	1,928	2,663
Commitments and contingencies
Stockholders’ equity:
Preferred stock:
Undesignated preferred stock: $0.001 par value; 4,000,000 and 5,000,000 shares authorized at December 31, 2013 and 2012, respectively; no shares issued and outstanding.	—	—
Series A Junior participating preferred stock: $0.001 par value; 1,000,000 shares authorized at December 31, 2013; no shares issued and outstanding at December 31, 2013. No shares were authorized, issued or outstanding at December 31, 2012.	—	—
Common stock: $0.001 par value; 100,000,000 shares authorized; 18,842,388 and 18,676,396 shares issued and outstanding at December 31, 2013 and 2012, respectively.	19	19
Additional paid-in capital	211,257	207,477
Accumulated deficit	(139,556)	(112,110)
Accumulated other comprehensive income	22	7

Total stockholders’ equity	71,742	95,393

Total liabilities and stockholders’ equity	$73,670	$98,056

See accompanying notes.

F-A-2

Transcept Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share amounts)

	Year Ended December 31,
	2013	2012	2011
Revenue:
Gross royalty revenue	$1,697	$776	$—
Gross license fee revenue	—	—	7,292
Gross milestone revenue	—	10,000	10,000
Gross other revenue	50	250	2,402
Advertising expense—Purdue Pharma	(6,821)	(1,429)	—

Net revenue	(5,074)	9,597	19,694
Operating expenses:
Research and development	6,904	11,191	11,273
General and administrative	12,431	10,263	12,185
Goodwill impairment	2,962	—	—

Total operating expenses	22,297	21,454	23,458

Loss from operations	(27,371)	(11,857)	(3,764)
Interest and other income (expense), net	(75)	(159)	(116)

Net loss	$(27,446)	$(12,016)	$(3,880)

Basic and diluted net loss per share	$(1.46)	$(0.70)	$(0.29)

Weighted average shares outstanding	18,772	17,052	13,534

Comprehensive loss:
Net loss	$(27,446)	$(12,016)	$(3,880)
Changes in unrealized gain (loss) on marketable securities	15	(22)	27

Comprehensive loss	$(27,431)	$(12,038)	$(3,853)

See accompanying notes.

F-A-3

Transcept Pharmaceuticals, Inc.

Consolidated Statement of Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2010	13,450	$13	$160,010	$(96,214)	$2	$63,811
Exercise of options to purchase common stock	442	1	1,333	—	—	1,334
Employee stock purchase under Employee stock purchase plan	8	—	46	—	—	46
Stock-based compensation related to:
Employee stock option grants	—	—	3,677	—	—	3,677
Non-employee stock option grants	—	—	355	—	—	355
Employee stock purchase plan	—	—	22	—	—	22
Stock option modifications	—	—	351	—	—	351
Vested restricted stock	5	—	9	—	—	9
Net loss	—	—	—	(3,880)	—	(3,880)
Unrealized gain on marketable securities	—	—	—	—	27	27

Balance at December 31, 2011	13,905	14	165,803	(100,094)	29	65,752
Exercise of options to purchase common stock	266	—	1,069	—	—	1,069
Employee stock purchases under Employee stock purchase plan	5	—	28	—	—	28
Stock-based compensation related to:
Employee stock option grants	—	—	2,696	—	—	2,696
Non-employee stock option grants	—	—	187	—	—	187
Employee stock purchase plan	—	—	18	—	—	18
Stock option modifications	—	—	28	—	—	28
May 1, 2012 sale of common stock, net of offering costs of $2,848	4,500	5	37,648	—	—	37,653
Net loss	—	—	—	(12,016)	—	(12,016)
Unrealized loss on marketable securities	—	—	—	—	(22)	(22)

Balance at December 31, 2012	18,676	19	207,477	(112,110)	7	95,393
Exercise of options to purchase common stock	162	—	435	—	—	435
Employee stock purchases under Employee stock purchase plan	4	—	10	—	—	10
Stock-based compensation related to:
Employee stock option grants	—	—	3,028	—	—	3,028
Non-employee stock option grants	—	—	84	—	—	84
Employee stock purchase plan	—	—	6	—	—	6
Stock option modifications	—	—	217	—	—	217
Net loss	—	—	—	(27,446)	—	(27,446)
Unrealized gain on marketable securities	—	—	—	—	15	15

Balance at December 31, 2013	18,842	$19	$211,257	$(139,556)	$22	$71,742

See accompanying notes.

F-A-4

Transcept Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2013	2012	2011
Operating activities
Net loss	$(27,446)	$(12,016)	$(3,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	90	229	357
Stock-based compensation	3,335	2,929	4,405
Amortization of lease liability	—	(191)	(316)
(Gain) loss on disposals of fixed assets	(25)	—	2
Impairment of goodwill	2,962	—	—
Amortization of premium on available for sale securities	893	561	1,250
Changes in operating assets and liabilities:
Prepaid and other current assets	6,109	(6,211)	(2,023)
Other assets	—	38	770
Accounts payable	(588)	14	389
Accrued and other liabilities	(147)	(558)	631
Deferred revenue	—	—	(7,292)

Net cash used in operating activities	(14,817)	(15,205)	(5,707)
Investing activities
Purchases of property and equipment, net	20	(43)	(59)
Purchases of marketable securities	(69,811)	(41,037)	(52,175)
Maturities of marketable securities	54,730	46,250	53,500

Net cash (used in) provided by investing activities	(15,061)	5,170	1,266
Financing activities
Proceeds from issuance of common stock, net	445	38,744	1,380

Net cash provided by financing activities	445	38,744	1,380
Net (decrease) increase in cash and cash equivalents	(29,433)	28,709	(3,061)
Cash and cash equivalents at beginning of period	39,368	10,659	13,720

Cash and cash equivalents at end of period	$9,935	$39,368	$10,659

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1	$5	$9

See accompanying notes.

F-A-5

Transcept Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Transcept Pharmaceuticals, Inc. (the “Company”) is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience. The Company’s lead development candidate is TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (DHE) as the active drug, which Transcept intends to develop through the completion of preclinical safety studies, but currently not including the initiation of a Phase 1 human pharmacokinetic study. Intermezzo® (zolpidem tartrate) sublingual tablet C-IV is the first FDA approved Transcept product. Purdue Pharmaceutical Products L.P. (“Purdue Pharma”) holds commercialization and development rights for Intermezzo in the United States. The Company operates in one business segment.

In 2013, the Company engaged a financial and strategic advisor to explore a range of alternatives to enhance stockholder value, including but not limited to a sale of Transcept, a business combination or collaboration, joint development and partnership opportunities, a distribution of all or a significant amount of cash to stockholders, and liquidation of the Company. The strategic process is both active and ongoing and includes a range of interactions with transaction counterparties. Thus the Company believes it is in the best interest of the stockholders of the Company to allow sufficient opportunity to pursue and consummate one or more of such transactions, and to consider additional alternatives that may materialize in the near future, before making a decision regarding a liquidation of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates. Management makes estimates when preparing the financial statements including those relating to revenue recognition, clinical trials expense, advertising expense, and stock-based compensation.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the results of operations of Transcept Pharmaceuticals, Inc. and its wholly-owned subsidiary, Transcept Pharma, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits, money market accounts, and other marketable securities. The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The Company invests in money market securities in a U.S. bank and is exposed to credit risk in the event of default by the financial institution to the extent of amounts recorded on the balance sheet.

Restricted cash consists of a Certificate of Deposit (“CD”) which functions as security for the Company’s credit cards with the domestic financial institution that issued the credit cards. The CD will remain as security concurrent with the continuation of the Company credit card program.

F-A-6

Marketable Securities

All marketable securities have been classified as “available-for-sale” and are carried at fair value as determined based upon quoted market prices. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Management views its investment portfolio as available for use in current operations and, accordingly, has reflected all such investments as current assets although the stated maturity of individual investments may be one year or more beyond the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive loss and reported as a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense), net. The cost of securities sold is based on the specific identification method. Interest on marketable securities is included in interest income. The net carrying value of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization is computed under the effective interest method and included in interest income.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

Long-Lived Assets

Long-lived assets include property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount or appraised value, as appropriate. Through December 31, 2013, there have been no such impairments.

Goodwill

Goodwill is not subject to amortization, but is tested for impairment on an annual basis during the third quarter or whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Goodwill impairment testing is a two-step process and performed on a reporting unit level. In the first step, the Company conducts an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, it then conducts the second step, a two-part test for impairment of goodwill. The Company first compares the fair value of its reporting units to their carrying values. If the fair values of the reporting units exceed the carrying value of the net assets, goodwill is not considered impaired and no further analysis is required. If the carrying values of the net assets exceed the fair values of the reporting units, then the second part of the impairment test must be performed in order to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value, then an impairment loss equal to the difference would be recorded. For 2012, the Company performed its annual goodwill impairment analysis as of September 30, 2012 and concluded that goodwill was not impaired. The Company operates in one reporting unit and believes that its market capitalization is indicative of the fair value of the Company.

During the second quarter of 2013, several events occurred that indicated that the carrying amount of goodwill exceeded the fair value of the reporting unit, including:

•	the approximately 30% decline in Intermezzo prescriptions at June 30, 2013 from the peak of the direct-to-consumer (“DTC”) advertising campaign, which was substantially completed in April 2013; and

F-A-7

•	the May 2013 termination by Purdue of 90 contract sales representatives dedicated exclusively to promoting Intermezzo, resulting in reliance solely on Purdue’s existing analgesics sales force of approximately 525 sales representatives.

As a result of these and other factors, the Company experienced a 37% decline in its stock price during the quarter ended June 30, 2013. The decline in stock price resulted in a market capitalization of approximately $56.7 million at June 30, 2013 which, when compared to the Company’s stockholders’ equity of $79.9 million, and in consideration of the early nature of ongoing internal research and development, the progress of new product search and evaluation efforts and the declining sales of Intermezzo, was an indication of impairment under step one of the goodwill impairment testing accounting guidance.

Step two of the goodwill test consisted of comparing the fair value of the Company to its carrying value at June 30, 2013. If the carrying value exceeds fair value, then a hypothetical purchase price exercise is to be performed to determine the amount, if any, of goodwill impairment. In determining the fair value of the Company, management considered the Company’s market capitalization, including any premium that would be necessary for an acquirer to obtain control of the Company, as well as net cash and investments on hand at June 30, 2013. In each of these scenarios, the carrying value of the Company exceeded its fair value in excess of the carrying value of goodwill.

The impairment analysis indicated that the entire goodwill balance of approximately $3.0 million was impaired, which was recognized during the three-months ended June 30, 2013. No previous impairments of goodwill had been recognized by the Company.

Revenue Recognition

Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer. Consideration received is allocated among the separate units of accounting based on their relative fair values or if fair value is not determinable, based on the Company’s best estimate of selling price. Applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

For each source of revenue, the Company complies with the above revenue recognition criteria in the following manner:

•	Up-front license payments are assessed to determine whether or not the licensee is able to obtain any stand-alone value from the license. Where this is not the case, the Company does not consider the license deliverable to be a separate unit of accounting, and the revenue is deferred with revenue recognition for the license fee assessed in conjunction with the other deliverables that constitute the combined unit of accounting. When the period of deferral cannot be specifically identified from the agreement, management estimates the period based upon provisions contained within the related agreements and other relevant facts. The Company periodically reviews the estimated involvement period, which could impact the deferral period and, therefore, the timing and the amount of revenue recognized. It is possible that future adjustments will be made if actual conditions differ from the Company’s current plan and involvement assumptions;

•	Payments received that are related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the milestone or event specified in the underlying contracts, which represents the culmination of the earnings process. Amounts received in advance, if any, are recorded as deferred revenue until the milestone is reached; and

F-A-8

•	Royalty revenue from sales of the Company’s licensed product is recognized as earned in accordance with the contract terms when royalties from licensees can be estimated and collectability is reasonably assured.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, travel and related expenses, lab supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company.

Advertising

The Company expenses non-direct response advertising as incurred. Advertising expense consists of the Company’s $10.0 million contribution to Purdue Pharma’s national direct-to-consumer advertising campaign (the “Program”), including digital, print and television advertising to support Intermezzo commercialization. The Company initially recorded the $10.0 million payment to Purdue Pharma as a prepaid expense. This payment was recognized as the advertising costs were incurred. As this payment was made directly to Purdue Pharma, recognition of the expense is recorded as an offset to revenue. At December 31, 2013, Purdue Pharma estimates that approximately $1.8 million of the Company’s original contribution will be returned due to reduced overall DTC campaign spending. Accordingly, $1.8 million is recorded as a receivable on the accompanying consolidated balance sheet and included in prepaid and other current assets at December 31, 2013.

For the years ended December 31, 2013 and 2012, the offset to revenue totaled $6.8 million and $1.4 million, respectively. There were no remaining prepaid advertising costs at December 31, 2013. Prepaid advertising costs at December 31, 2012 were $8.6 million.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates made of the work completed as of the reporting date, in accordance with agreements established with contract research organizations and clinical trial sites and the agreed upon fee to be paid for the services. The Company determines these estimates through discussion with internal personnel and outside service providers as to the progress or stage of completion of the trials or services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Stock-Based Compensation

The Company records stock-based compensation of stock options granted to employees and directors and of employee stock purchase plan shares by estimating the fair value of stock-based awards using the Black-Scholes option pricing model and amortizing the fair value of the stock based awards granted over the applicable vesting period. The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future, other than pursuant to any strategic transactions it may undertake. The expected option term calculation incorporates historical employee exercise behavior and post-vesting employee termination rates. Prior to the year ended December 31, 2013, the weighted-average expected life of the options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107 and No. 110 (“SAB No. 107 and 110”). This decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated

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volatility also reflects the application of SAB No. 107 and 110, using the weighted average of the Company’s historical volatility post-merger and the historical volatility of several unrelated public companies within the specialty pharmaceutical industry. Additionally, the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis. No related tax benefits of stock-based compensation costs have been recognized since the Company’s inception.

Equity instruments, consisting of stock options and warrants granted to consultants, are accounted for at the fair value of the consideration received or the fair value of the equity instrument issued, as calculated using the Black-Scholes model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period over which services are received.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Uncertain tax positions are evaluated in accordance with this topic and if appropriate, the amount of unrecognized tax benefits are recorded within deferred tax assets. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Currently, there is no provision for income taxes as the Company has incurred operating losses to date. Tax-related interest and penalties, if any, are recorded as other expenses. To date, the Company has incurred no tax-related interest or penalties.

Warrants to Purchase Common Stock

During 2012, 94,556 of the Company’s outstanding warrants expired unexercised. The remaining 61,451 warrants have an exercise price of $8.136 per share and will, if not exercised, expire in 2016.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentration of credit risk consist primarily of cash, cash equivalents, and marketable securities. The Company’s investment policy restricts investments to high-quality investments and limits the amounts invested with any one issuer other than U.S. Treasury debt obligations, U.S. agency debt obligations, or Securities and Exchange Commission (“SEC”) registered money market funds. The goals of the Company’s investment policy are as follows: preservation of capital, fulfillment of liquidity needs, maximization of investment performance and fiduciary control of cash and investments. The Company’s exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of the Company’s investments are in short-term debt securities.

Concentration of Risk

The Company is dependent on Purdue Pharma to market and sell Intermezzo from which all of its royalty and milestone revenue to date has been derived.

2. Results of Operations

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of vested shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common securities, including options, warrants and common stock subject to repurchase. For all periods

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presented in this report, stock options, warrants and common stock subject to repurchase were not included in the computation of diluted net loss per share because such inclusion would have had an antidilutive effect.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	2013	2012	2011
Numerator:
Net loss	$(27,446)	$(12,016)	$(3,880)

Denominator:
Weighted average common shares outstanding	18,772	17,052	13,535
Less: Weighted average common shares subject to repurchase	—	—	(1)

Denominator for basic and diluted net loss per share	18,772	17,052	13,534

Basic and diluted net loss per share	$(1.46)	$(0.70)	$(0.29)

The following outstanding shares subject to options and warrants to purchase common stock were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation as of the dates indicated below (in thousands):

	December 31,
	2013	2012	2011
Excluded potentially dilutive securities(1):
Shares subject to options to purchase common stock	4,175	2,986	2,877
Shares subject to warrants to purchase common stock	61	61	156

Total	4,236	3,047	3,033

(1)	The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

3. Available-for-Sale Securities

The following is a summary of available-for-sale debt securities recognized as cash and cash equivalents, marketable securities, or restricted cash in the Company’s consolidated balance sheets. Estimated fair values of available-for-sale securities are generally based on prices obtained from commercial pricing services (in thousands):

	December 31, 2013
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Certificates of deposit	$200	$—	$—	$200
Money market funds	769	—	—	769
Commercial paper	12,910	—	—	12,910
Corporate notes	16,704	9	—	16,713
Government sponsored enterprise issues	36,157	10	—	36,167
U.S. Treasury securities	3,228	3	—	3,231

	$69,968	$22	$—	$69,990

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	December 31, 2012
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Certificates of deposit	$200	$—	$—	$200
Money market funds	27	—	—	27
Commercial paper	23,932	—	—	23,932
Corporate notes	6,294	—	—	6,294
Government sponsored enterprise issues	36,575	2	—	36,577
U.S. Treasury securities	17,308	5	—	17,313

	$84,336	$7	$—	$84,343

The following table summarizes the classification of the available-for-sale securities on the Company’s consolidated balance sheets (in thousands):

	December 31,
	2013	2012
Cash and cash equivalents	$9,680	$38,236
Marketable securities	60,110	45,907
Restricted cash	200	200

	$69,990	$84,343

There were no sales of available-for-sale marketable securities during 2013 or 2012.

Based on the fair value of the Company’s marketable securities at December 31, 2013, $3.2 million had a maturity of between one and two years, and the remaining $56.9 million had maturities of one year or less.

4. Fair Value

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company’s valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The Company classifies these inputs into the following hierarchy:

•	Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs (i.e. inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in estimating the fair value of an asset or liability) are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money

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market funds. If quoted market prices are not available for the specific security, then the Company estimates fair value by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 instruments include commercial paper, U.S. corporate debt, and U.S. government sponsored enterprise issues. There are no Level 3 assets in the periods presented.

The estimated fair values of the Company’s financial assets (cash equivalents and marketable securities) as of as of December 31, 2013 (in thousands):

	December 31, 2013	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Certificates of deposit	$200	$200	$—	$—
Money market funds	769	769	—	—
Commercial paper	12,910	—	12,910	—
Corporate notes	16,713	—	16,713	—
Government sponsored enterprise issues	36,167	—	36,167	—
U.S. Treasury securities	3,231	—	3,231	—

	$69,990	$969	$69,021	$—

The estimated fair values of the Company’s financial assets (cash equivalents and marketable securities) as of December 31, 2012 (in thousands):

	December 31, 2012	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Certificates of deposit	$200	$200	$—	$—
Money market funds	27	27	—	—
Commercial paper	23,932	—	23,932	—
Corporate notes	6,294	—	6,294	—
Government sponsored enterprise issues	36,577	—	36,577	—
U.S. Treasury securities	17,313	—	17,313	—

	$84,343	$227	$84,116	$—

During the years ended December 31, 2013 and 2012, there were no significant changes to the valuation models used for purposes of determining the fair value of Level 2 assets. No other assets and liabilities were carried at fair value as of December 31, 2013.

Level 2 securities are priced using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques. There were no transfers of assets between different fair-value levels during the periods presented.

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5. Prepaid and other current assets

Prepaid and other current assets consisted of the following (in thousands):

	December 31,
	2013	2012
Receivable from Purdue Pharma	$2,680	$92
Prepaid expenses	423	563
Interest receivable	243	168
Other current assets	36	97

	$3,382	$920

The receivable from Purdue Pharma at December 31, 2013 and 2012 includes royalty revenue derived from Net Sales of Intermezzo generated by Purdue Pharma to wholesalers. The receivable from Purdue Pharma at December 31, 2013 also includes $1.8 million of the Company’s original $10.0 million contribution to Purdue Pharma’s DTC campaign due to reduced overall DTC campaign spending as well as a receivable for reimbursement of certain legal expenses related to Intermezzo patent infringement litigation.

6. Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31,
	2013	2012
Computer equipment and software	$408	$579
Furniture and fixtures	415	577
Research equipment	675	797
Leasehold improvements	441	629
Construction in progress	2	5

	1,941	2,587
Less accumulated depreciation and amortization	(1,898)	(2,459)

Property and equipment, net	$43	$128

The Company recorded depreciation and amortization expense of $0.1 million, $0.2 million and $0.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

7. Commitments and Contingencies

Leases

In February 2006, the Company signed an operating lease for its corporate offices that included approximately 11,600 square feet of office and laboratory space in Point Richmond, California. The lease term is for seven years, commencing on June 1, 2006. In June 2007, the Company amended this operating lease to add approximately 3,000 square feet of additional office space. The lease term of this amendment coincides with the original lease agreement, with a separate commencement date of September 12, 2007. As part of this amendment, the landlord agreed to contribute $0.1 million toward the costs of tenant improvements for the additional space. This landlord contribution is being amortized on a straight-line basis over the term of the lease as a reduction to rent expense. On March 6, 2013, the Company extended its lease agreement for 11,600 square feet of space in its current facility in Point Richmond, California by one year through May 31, 2014. On February 18, 2014, the lease was extended to August 31, 2014.

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On February 20, 2009, the Company signed an operating lease for 12,257 square feet of general office space in Point Richmond, California. The lease term commenced in March 2009 and terminated on May 31, 2011. In conjunction with restructuring its operations upon signing the Collaboration Agreement discussed in Note 9, the Company vacated this property in August 2009 and recorded a charge to rent expense of $0.3 million related to the fair value of the remaining lease payments reduced by estimated sublease income. This liability was amortized using the effective interest method over the remaining life of the lease, which terminated on May 31, 2011.

Future minimum payments under the remaining lease as of December 31, 2013 total $124,000 and will be due within one year of such date.

Rent expense, net of sublease income as applicable, for the years ended December 31, 2013, 2012 and 2011 was $0.3 million, $0.2 million and $0.3 million, respectively. Sublease income for the years ended December 31, 2012 and 2011 was $0.3 million and $0.5 million, respectively and was recorded as an offset against rent expense. There was no sublease income for the year ended December 31, 2013.

Indemnity Agreements

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recognized any liabilities relating to these agreements as of December 31, 2013.

Legal Proceedings

In July 2012, the Company received notifications from three companies, Actavis Elizabeth LLC (Actavis), Watson Laboratories, Inc.—Florida (Watson), and Novel Laboratories, Inc. (Novel), in September 2012, from each of Par Pharmaceutical, Inc. and Par Formulations Private Ltd. (together, the Par Entities), in February 2013 from Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. (together, Dr. Reddy’s), and in July 2013 from TWi Pharmaceuticals, Inc. (TWi) stating that each has filed with the FDA an Abbreviated New Drug Application, or ANDA, that references Intermezzo.

•	Actavis & Watson: In the July 2012 notifications, Actavis and Watson indicated that each company’s ANDA includes Paragraph IV patent certifications to our U.S. Patent Nos. 7,658,945 (expiring April 15, 2027) and 7,682,628 (expiring February 16, 2025) (together, the “’945 and ‘628 Patents”). On November 28, 2012, Watson withdrew its ANDA, and, as a result of such withdrawal, on December 18, 2012, the Company and Purdue agreed to voluntarily dismiss the action without prejudice and on December 20, 2012 a court order was entered to such effect. The dismissal of Watson’s ANDA had no effect on the ANDA filed by Actavis, a wholly owned subsidiary of Watson Pharmaceuticals, Inc. On January 24, 2013, Actavis notified the Company that it has included Paragraph IV patent certifications to Transcept’s U.S. Patent Nos. 8,242,131 (expiring August 20, 2029) and 8,252,809 (expiring February 16, 2025) (together, the “’131 and ‘809 Patents”).

•	Novel: In the July 2012 notifications, Novel indicated that its ANDA includes Paragraph IV patent certifications to the ‘945 and ‘628 Patents. On December 10, 2012, Novel notified the Company that it has included Paragraph IV patent certifications to the ‘131 and ‘809 Patents.

•	Par Entities: The ANDAs submitted by the Par Entities each include Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	Dr. Reddy’s: The ANDA submitted by Dr. Reddy’s includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	TWi: The ANDA submitted by TWi includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

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In August 2012, August 2012, September 2012, and October 2012, respectively, the Company joined Purdue Pharma in filing actions against Actavis, Watson and certain of their affiliates, Novel, and the Par Entities, in the U.S. District Court for the District of New Jersey, in each action alleging patent infringement and seeking injunctive and other relief. In December 2012, the Company and Purdue Pharma agreed to voluntarily dismiss the action against Watson following its withdrawal of its ANDA. After receiving the supplemental notifications referenced above, the Company and Purdue Pharma amended their pending complaints against Actavis and Novel to also allege infringement of the ‘131 and ‘809 patents, as well as the ‘628 patent previously asserted against those companies.

The actions against the Par Entities alleged infringement of the ‘131 and ‘809 patents. In September 2013, the Company and Purdue Pharma agreed to voluntarily dismiss the action against one of the two Par Entities, Par Formulations Private Ltd., following that Par Entity’s withdrawal of its ANDA. The action against the other Par Entity, Par Pharmaceutical, Inc., remains pending and continues to allege infringement of the ‘131 and ‘809 patents. In April 2013, the Company joined Purdue Pharma in filing an action in the U.S. District Court for the District of New Jersey against Dr. Reddy’s, alleging patent infringement of the ‘628, ‘131 and ‘809 patents, and seeking injunctive and other relief. The New Jersey court has consolidated the Company’s actions against each of the above-referenced generic companies into a single action.

In August 2013, the Company joined Purdue Pharma in filing two actions against TWi. The first action against TWi was filed on August 20, 2013 in the U.S. District Court for the District of New Jersey, and the second action against TWi was filed on August 22, 2013 in the U.S. District Court for the Northern District of Illinois. Each action alleges patent infringement of the ‘131 and ‘809 patents, and seeks injunctive and other relief. On October 17, 2013, TWi filed answers and counterclaims in both New Jersey and Illinois, in both cases seeking declarations of non-infringement and invalidity as to the ‘945, ‘628, ‘131, and ‘809 patents, as well as other relief. On January 13, 2014, the Illinois action against TWi was stayed pending dismissal of the New Jersey action against TWi, or further order of the Illinois court. On January 24, 2014, the Company and Purdue provided TWi with a covenant not to sue TWi based on its current ANDA formulation under the ’945 or ’628 patents, and on February 28, 2014, the Company and Purdue filed a motion to dismiss TWi’s counterclaims pertaining to the ’945 or ’628 patents based on the tendering of that covenant not to sue. TWi has stated that it intends to oppose that motion.

On February 26, 2014, the New Jersey court consolidated the Company’s action against TWi with the existing consolidated action referenced above against Actavis, Novel, Par Pharmaceutical, and Dr. Reddy’s.

Patent Term Adjustment Suit

In January 2013, the Company and Purdue Pharma filed suit in the Eastern District of Virginia against the United States Patent and Trademark Office, or USPTO, in connection with certain changes to the Leahy-Smith America Invents Act. The Company and Purdue Pharma are seeking a recalculation of the patent term adjustment of the ‘131 Patent. Purdue Pharma has agreed to bear the costs and expenses associated with this litigation. In June of 2013, the judge granted a joint motion to stay the proceedings pending a final decision on appeal by the Federal Circuit in Exelixis, Inc. v. Rea, No. 2013-11 75 (Fed. Cir.), and Exelixis, Inc. v. Rea, No. 20 13-11 98 (Fed. Cir.).

Derivative Suit

In October 2013, one of the Company’s stockholders, Retrophin, Inc., filed a purported derivative suit against the Company’s Board of Directors in the Court of Chancery of the State of Delaware purporting to assert claims on behalf of the Company, and alleging that the Board of Directors approved and paid excessive compensation to its directors. In January 2014, this case was dismissed by the Court of Chancery following Retrophin’s voluntary submission of a stipulated order of dismissal.

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From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition. The Company does not believe that any of the above matters will result in a liability that is probable or estimable at December 31, 2013.

8. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2013	2012
Accrued payroll and related	$337	$50
Accrued vacation pay	78	138
Accrued professional fees	522	513
Accrued franchise taxes—Delaware	36	36
Accrued clinical trials	—	735
Other accrued liabilities	542	167

	$1,515	$1,639

9. Collaboration Agreements

Intermezzo

In July 2009, the Company entered into the Collaboration Agreement with Purdue Pharma that grants an exclusive license to Purdue Pharma to commercialize Intermezzo in the United States and pursuant to which:

•	Purdue Pharma paid a $25.0 million non-refundable license fee in August 2009;

•	Purdue Pharma paid a $10.0 million non-refundable intellectual property milestone in December 2011 when the first of two issued formulation patents was listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book;

•	Purdue Pharma paid a $10.0 million non-refundable intellectual property milestone in August 2012 when the first of two issued method of use patents was listed in the FDA’s Orange Book;

•	The Company transferred the Intermezzo New Drug Application (“NDA”) to Purdue Pharma, and Purdue Pharma is obligated to assume the expense associated with maintaining the NDA and further development of Intermezzo in the United States, including any expense associated with post-approval studies;

•	Purdue Pharma is obligated to commercialize Intermezzo in the United States at its expense using commercially reasonable efforts;

•	Purdue Pharma is obligated to pay the Company tiered base royalties on net sales of Intermezzo in the United States ranging from the mid-teens up to the mid-20% level. The base royalty is tiered depending upon the achievement of certain fixed net sales thresholds by Purdue Pharma, which net sales levels reset each year for the purpose of calculating the royalty; and

•	Purdue Pharma is obligated to pay the Company up to an additional $70.0 million upon the achievement of certain net sales targets for Intermezzo in the United States.

The Company has retained an option to co-promote Intermezzo to psychiatrists in the United States. The option can be exercised as late as August 2015. The Company may begin promotion to psychiatrists 8 to 15 months after option exercise. The exact timing of when the Company begins promoting to psychiatrists is determined by the calendar month in which the option exercise notice is delivered to Purdue Pharma. If the

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Company exercises the co-promote option and enters the marketplace, it is entitled to receive an additional co-promote royalty from Purdue Pharma on net sales that are generated by psychiatrist prescriptions. Had the Company chosen to exercise the option as soon as it was eligible, it could have begun promoting to psychiatrists in May 2013 and received a co-promote royalty of 40%. The co-promote royalty rate declines on a straight-line basis to approximately 22% if the Company does not begin promoting to psychiatrists until November 2016, at which time the right to co-promote expires. Net sales qualifying for this additional co-promote royalty are limited by an annual cap of 15% of total Intermezzo annual net sales in the United States. The co-promote option cannot be transferred to a third party, except under a limited circumstance at the discretion of Purdue Pharma.

Purdue Pharma has the right to terminate the Collaboration Agreement at any time upon advance notice of 180 days. The Company’s co-promote option may also be terminated by Purdue Pharma upon the Company’s acquisition by a third party or in the event of entry of generic competition to Intermezzo. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry of generic competition to Intermezzo. The Collaboration Agreement expires on the later of 15 years from the date of first commercial sale in the United States or the expiration of patent claims related to Intermezzo. The Collaboration Agreement is also subject to termination by Purdue Pharma in the event of FDA or governmental action that materially impairs Purdue Pharma’s ability to commercialize Intermezzo or the occurrence of a serious event with respect to the safety of Intermezzo. The Collaboration Agreement may also be terminated by the Company upon Purdue Pharma commencing an action that challenges the validity of Intermezzo related patents. The Company also has the right to terminate the Collaboration Agreement immediately if Purdue Pharma is excluded from participation in federal healthcare programs. The Collaboration Agreement may also be terminated by either party in the event of a material breach by or insolvency of the other party. In December 2013, Purdue Pharma announced that it intended to discontinue the use of the Purdue Pharma sales force to actively market Intermezzo to healthcare professionals during the first quarter of 2014.

The Company began earning royalty revenue upon commercial launch of Intermezzo in April 2012. Royalty revenue earned during the years ended December 31, 2013 and 2012 was $1.7 million and $0.8 million, respectively.

The Company recorded as revenue $10.0 million of milestone payments that were received in August 2012 and December 2011, respectively. The patent-related milestones were substantive and at-risk given the inherent uncertainty and risks associated with obtaining patent approval from the U.S. Patent and Trademark Office and subsequent listing in the FDA’s Orange Book in addition to the inherent uncertainty and risks associated obtaining FDA approval for Intermezzo and the opportunity for Purdue Pharma to terminate the Collaboration Agreement after its review of the terms of the FDA approval. The Company has no additional performance obligations under the Collaboration Agreement related to these milestone payments.

The Company also granted Purdue Pharma and an associated company the right to negotiate for the commercialization of Intermezzo in Mexico during 2013 and retained rights to commercialize Intermezzo in the rest of the world. The Company recognized revenue of $0.1 million for the year ended December 31, 2013. During 2012 and 2011, the Company granted Purdue Pharma and an associated company the right to negotiate for the commercialization of Intermezzo in Mexico and Canada, respectively, and retained rights to commercialize Intermezzo in the rest of the world. The Company recognized revenue of $0.2 million and $0.7 million in Gross other revenue for the years ended 2012 and 2011, respectively, associated with these rights.

Through June 30, 2011, the Company recognized revenue from the $25 million non-refundable license fee ratably over an estimated 24-month period beginning in August 2009 and ending in July 2011 as this represented the estimated period during which the Company had significant participatory obligations under the Collaboration Agreement. During the quarter ended September 30, 2011, the Company re-assessed the time period over which the remaining $1.04 million of deferred revenue at June 30, 2011 was recognized, and the Company recorded the remaining revenue through November 30, 2011 based on FDA approval of Intermezzo and the completion of the Company’s participatory obligations under the Collaboration Agreement. Revenue recognized in connection with the license fee during the year ended December 31, 2011 was $7.3 million.

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On November 21, 2012, the Company agreed to contribute $10.0 million to Purdue Pharma’s $29.0 million national direct-to-consumer (“DTC”) advertising campaign, including digital, print and television advertising to support Intermezzo commercialization. The Company initially recorded the $10.0 million payment to Purdue as a prepaid expense. The Company recognized this payment as an offset to revenue as the advertising costs were incurred. At December 31, 2013, Purdue Pharma estimates that approximately $1.8 million of the Company’s original contribution will be returned due to reduced overall DTC campaign spending. Accordingly, $1.8 million is recorded as a receivable and included in prepaid and other current assets at December 31, 2013.

For the years ended December 31, 2013 and 2012, the offset to revenue totaled $6.8 million and $1.4 million. There were no prepaid advertising costs at December 31, 2013. Prepaid advertising costs at December 31, 2012 were $8.6 million.

TO-2070: a developmental product candidate for migraine treatment

In September 2013, the Company entered into the License Agreement with Shin Nippon Biomedical Laboratories Ltd. (“SNBL”) pursuant to which SNBL granted the Company an exclusive worldwide license to commercialize SNBL’s proprietary nasal drug delivery technology to develop TO-2070. The Company is developing TO-2070 as a treatment for acute migraine using SNBL’s proprietary nasal powder drug delivery system. Under the License Agreement, the Company is required to fund, lead and be responsible for product development, preparing and submitting regulatory filings and obtaining and maintaining regulatory approval with respect to TO-2070. Pursuant to the License Agreement, the Company has incurred an upfront nonrefundable technology license fee of $1.0 million, and is also obligated to pay:

•	up to $6.5 million upon the occurrence of certain development milestones, including NDA approval of TO-2070 by the FDA,

•	up to $35.0 million in commercialization milestone payments tied to the achievement of specified annual sales levels of TO-2070, and

•	tiered, low double-digit royalties on annual net sales of TO-2070.

Under the License Agreement, the Company is responsible for the clinical and commercial manufacture, supply, and distribution of TO-2070 products. SNBL has agreed to supply its nasal drug delivery device to the Company to conduct development activities for non-registration studies, and has the right of first negotiation to be the Company’s exclusive supplier for devices for any registration studies and for incorporation into commercial TO-2070 products under the License Agreement thereafter.

The License Agreement terminates on a country-by-country basis upon the later of (i) the expiration of the last patent licensed under the License Agreement in such country and (ii) 15 years from the first commercial sale in such country. The License Agreement may also be terminated (i) by either party upon 90 days’ written notice in connection with an uncured material breach of the License Agreement, (ii) by either party upon insolvency of the other party, (iii) immediately by SNBL if the Company challenges the validity of the patents licensed under the License Agreement, or (iv) by the Company at its convenience upon 90 days’ prior notice.

The $1.0 million license fee was recorded as research and development expense during the year ended December 31, 2013 because the licensed technology was incomplete and has no alternative future use. Payments to SNBL that relate to pre-approval development milestones will be recognized as research and development expense when incurred.

10. Restructuring

On November 13, 2013, the Company implemented a reduction of 43% of its remaining workforce, which resulted in $0.9 million of expenses which primarily consisted of severance charges. The November 2013 reduction plan was intended to reduce the Company’s operating costs in connection with the implementation of the Company’s strategic initiatives. Of the $0.6 million cash portion, $0.3 million was paid during the quarter ended December 31, 2013 with the remaining expected to be paid during the first quarter of 2014.

F-A-19

On January 2, 2013, the Company implemented a reduction of 29% of its workforce, which resulted in $0.3 million of expenses which primarily consisted of severance charges. The January 2013 reduction plan carried out a realignment of the Company’s workforce and operations upon termination of its clinical development of TO-2061. The severance was paid during the quarter ended March 31, 2013 and no additional charges are expected to be incurred under this reduction in force.

On July 15, 2011, the Company implemented a reduction of approximately 45% of the Company’s workforce. The reduction plan carried out a realignment of the Company’s workforce and operations after receipt of the July 14, 2011 Intermezzo® Complete Response Letter from the FDA. Employees subject to the workforce reduction plan were eligible for one-time severance benefits and option modifications that resulted in expense of approximately $1.2 million in total, the $1.0 million cash portion of which was paid out during the third quarter of 2011.

11. Stockholders’ Equity

Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share, 4,000,000 shares of undesignated preferred stock, par value $0.001 per share, and 1,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.001. There are no shares of preferred stock or Series A Junior Participating Preferred Stock issued or outstanding.

Preferred Stock Purchase Rights

On September 13, 2013, the Company’s Board of Directors adopted a tax benefit preservation plan to help preserve the value of certain deferred tax benefits, including those generated by net operating losses and net unrealized built-in losses. The Company’s ability to use these tax benefits would be substantially limited if it were to experience an “ownership change” as defined under Section 382 of the Internal Revenue Code. Holders of the Company’s common stock of record on September 27, 2013 received preferred stock purchase rights (“Rights”) that initially trade together with the Company’s common stock and are not exercisable. As long as the Rights are attached to the common stock, the Company will issue one Right (subject to adjustment) with each new share of the common stock so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred”), of the Company at a price of $14.24 per one one-hundredth of a share of Series A Preferred, subject to adjustment.

The plan, subject to limited exceptions, provides that any stockholder or group that acquires beneficial ownership of 4.99% or more of the Company’s securities without the approval of the Company’s Board of Directors would be subject to significant dilution of its holdings. In addition, subject to limited exceptions, any existing 4.99% or greater stockholder that acquires beneficial ownership of any additional shares of the Company’s securities without the approval of the Board of Directors would also be subject to dilution. In both cases, such person would be deemed to be an “acquiring person” for purposes of the tax plan.

In the event that a person becomes an “Acquiring Person” under the plan, subject to certain exceptions, the Rights, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be null and void), will become exercisable for the Company’s common stock having a market value equal to twice the exercise price of the Right. The Board of Directors has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the plan if the Board of Directors determines that doing so would not limit or impair the availability of the tax benefits or is otherwise in the best interests of the Company.

F-A-20

Common Stock

On May 1, 2012, the Company completed a public offering of 4.5 million shares of its common stock at a public offering price of $9.00 per share. Net proceeds to the Company from the public offering were approximately $37.7 million after deducting underwriting discounts, commissions and offering expenses.

Stock Options

Various employees, directors and consultants have been granted options to purchase common shares under equity incentive plans adopted in 2001, 2002 and 2006 (the “2001 Plan”, the “2002 Plan” and the “2006 Plan”). The 2001 Plan provided for the granting of incentive and non-statutory stock options to employees, officers, directors, and non-employees of the Company. The 2002 Plan provided for the granting of incentive and non-statutory stock options to employees, officers, directors, and consultants of the Company. Incentive stock options under all of these plans may be granted with exercise prices of not less than estimated fair value, and non-statutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company must have an exercise price of not less than 110% of the estimated fair value of the common stock on the date of grant. The Company estimated the fair value of common stock until the Company became publicly traded. Stock options are generally granted with terms of up to ten years and vest over a period of four years. At December 31, 2013, there were no shares available for future grant under either the 2001 or the 2002 Plans.

The 2006 Plan became effective upon the completion of the Company’s initial public offering in 2006, and was amended and restated on June 2, 2010 upon approval by the stockholders of the Company (the “Amended and Restated 2006 Plan”). The Amended and Restated 2006 Plan will terminate on June 2, 2020. The Amended and Restated 2006 Plan provides for the granting of incentive stock options, non-statutory stock options, restricted stock, performance share awards, performance stock units, dividend equivalents, restricted stock units, stock payments, deferred stock, performance-based awards and stock appreciation rights. The employee stock options generally vest over four years, are exercisable over a period not to exceed the contractual term of ten years from the date the stock options are issued and are granted at prices equal to the fair value of the Company’s common stock on the grant date.

Stock option and restricted stock unit exercises are settled with newly issued common stock from the Amended and Restated 2006 Plan’s previously authorized and available pool of shares. A total of 500,000 shares of common stock was originally authorized for issuance pursuant to the 2006 Plan, plus the number of shares of the Company’s common stock available for issuance under the 2001 Plan that were not subject to outstanding options, as of the effective date of the 2006 Plan (including shares that are subject to stock options outstanding under the 2001 Plan that expired, were canceled or otherwise terminated unexercised, or shares that otherwise would have reverted to the share reserve of the 2001 Plan following the effective date of the 2006 Plan). The number of shares of common stock reserved for issuance under the Amended and Restated 2006 Plan increases automatically on the first day of each fiscal year by a number of shares equal to the least of: (i) 5.0% of shares of the Company’s common stock outstanding on such date; (ii) 1,500,000 shares; or (iii) a smaller number determined by the Company’s Board of Directors. This provision resulted in an additional 942,119, 933,819 and 695,225 of the Company’s common stock becoming available for issuance on January 1, 2014, January 1, 2013, and January 1, 2012, respectively. The maximum aggregate number of shares that may be issued pursuant to incentive stock options under the Amended and Restated 2006 Plan is 25,000,000.

At December 31, 2013, stock options to purchase 2,677,128 shares of common stock were vested and exercisable and 424,252 shares remain available for future grant under the Amended and Restated 2006 Plan.

F-A-21

The following table summarizes the Company’s stock option activity and related information through December 31, 2013:

		Options Outstanding
	Number of Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price Per Share
Balance at December 31, 2010	832,686	2,344,767	$7.482
Options authorized	672,488	—
Options granted	(1,502,750)	1,502,750	$5.253
Options exercised	—	(441,963)	$3.018
Options forfeited	529,044	(529,044)	$12.083

Balance at December 31, 2011	531,468	2,876,510	$6.157
Options authorized	695,225	—
Options granted	(790,500)	790,500	$7.610
Options exercised	—	(266,522)	$4.010
Options forfeited	414,308	(414,308)	$13.042
2001 Plan shares expired	(8,643)	—

Balance at December 31, 2012	841,858	2,986,180	$5.794
Options authorized	933,819	—
Options granted	(1,935,000)	1,935,000	$4.292
Options exercised	—	(162,133)	$2.681
Options forfeited	583,575	(583,575)	$5.625

Balance at December 31, 2013	424,252	4,175,472	$5.242

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was $0.3 million, $1.0 million and $2.3 million, respectively. The amount of cash received from exercise of stock options during the years ended December 31, 2013, 2012 and 2011 was $0.4 million, $1.1 million and $1.3 million, respectively.

Additional information related to the status of options at December 31, 2013 is as follows:

	Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding	4,175,472	$5.242	6.24	$1,243
Vested and exercisable	2,677,128	$5.363	4.72	$1,008

The intrinsic value of options is the fair value of the Company’s stock at December 31, 2013 less the per share exercise price of the option multiplied by the number of shares.

F-A-22

The following table summarizes information about stock options outstanding as of December 31, 2013:

Options Outstanding
Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted-Average Remaining Contractual Life (Years)
$0.8844 - $2.1225	360,143	360,143	2.34
$2.6800	399,687	399,687	5.29
$2.9300 - $3.3000	751,529	181,860	8.38
$4.0328 - $4.7600	286,853	267,408	4.17
$5.4000	815,832	303,702	7.84
$6.0500 - $8.0700	221,494	108,785	8.17
$8.0900	447,520	249,121	6.77
$8.1800 - $8.2000	422,123	340,079	5.36
$8.2100 - $14.0000	470,291	466,343	4.47

	4,175,472	2,677,128	6.24

Stock Compensation Plans

The Company has recorded compensation expense for employee stock-based awards, excluding compensation expense for stock option modifications described below, of approximately $3.0 million, $2.7 million and $3.7 million during 2013, 2012 and 2011, respectively.

On January 14, 2010, the Company granted 225,500 options in the aggregate to select employees and one consultant that vested 50% upon approval by the U.S. Food and Drug Administration (“FDA”) of Intermezzo and the remaining 50% vested on the first anniversary of any such approval; provided in each case, such approval occurred no later than January 14, 2012. The fair value of these options at grant date was $5.79 per share or approximately $1.3 million. On August 24, 2011, the Company granted 803,750 options in the aggregate to employees and one consultant that vested 50% upon approval by the U.S. Food and Drug Administration (“FDA”) of Intermezzo and the remaining 50% vested on the first anniversary of any such approval; provided in each case, such approval occurred no later than August 24, 2013. These options automatically expire should the Board of Directors decide to cease development of Intermezzo or if Intermezzo approval is not received on or prior to August 24, 2013. The fair value of these options at grant date was $1.90 per share or approximately $1.5 million. The Company began recognizing compensation expense relating to both sets of performance-based options upon FDA approval of Intermezzo on November 23, 2011, when the vesting was deemed to be probable. Total expense related to employee performance-based options recognized during 2012 and 2011 was $0.6 million and $1.7 million, respectively, which is included in the above total employee-related stock option compensation.

The following table shows the range of assumptions used to compute the fair value of employee options granted during the years ended December 31, 2013, 2012 and 2011 using the Black-Scholes option pricing model:

Year Ended December 31,
	2013	2012	2011
Risk-free interest rate	0.69 to 1.59%	0.79 -1.00%	1.16 -2.95%
Expected life of the options	4.73 -5.37 years	5.27 - 6.08 years	5.27 - 6.08 years
Dividend yield	None	None	None
Volatility	75.92 to 86.24%	82.07 - 89.71%	80.99 - 95.70%

The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed

F-A-23

dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future, other than pursuant to any strategic transactions the Company may undertake. The expected option term calculation incorporates historical employee exercise behavior and post-vesting employee termination rates. Prior to the year ended December 31, 2013, the weighted-average expected life of the options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107 and No. 110 (“SAB No. 107 and 110”). This decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated volatility also reflects the application of SAB No. 107 and 110, using the weighted average of the Company’s historical volatility post-merger and the historical volatility of several unrelated public companies within the specialty pharmaceutical industry.

The weighted-average grant-date fair value of stock options granted to employees during the years ended December 31, 2013, 2012 and 2011 was $2.826, $5.299 and $3.718 per share, respectively. As of December 31, 2013, there is approximately $4.4 million of total unrecognized compensation cost related to the unvested share-based compensation arrangements granted under the Company’s equity incentive plans. The remaining unrecognized compensation cost, will be recognized over a weighted-average period of 2.76 years.

As discussed in Note 1, the Company accounts for stock options granted to persons other than employees or directors at the fair value of the consideration received or the fair value of the equity instrument issued using the Black-Scholes option-pricing model. Stock options granted to such persons and stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms. The Company recognizes the resulting stock-based compensation expense during the service period over which the non-employee provides services to the Company. In connection with the issuance of options to purchase shares of common stock to non-employees, the Company recorded total stock-based compensation totaling approximately $0.1 million for the year ended December 31, 2013. Stock-based compensation for the year ended December 31, 2012 was approximately $0.2 million, including $32,000 related to performance based options as described below, and expense for the year ended December 31, 2011 was $0.4 million including $0.2 million related to performance based options.

During 2013, the Company granted 35,000 options to purchase shares of common stock to two non-employees with an exercise price of $5.40 per share, vesting over four years; and 20,000 options to purchase shares of common stock to one non-employee with an exercise price of $6.07 per share, vesting over one year. During 2012, the Company granted 70,000 options to purchase shares of common stock to two non-employees with an exercise price of $8.09 per share, vesting over four years. During 2011, the Company granted 25,000 options to purchase shares of common stock to one non-employee with an exercise price of $8.20 per share, vesting over four years and 38,750 options to purchase shares of common stock with an exercise price of $2.68 per share, of which 50% vested upon approval by the FDA of Intermezzo on November 23, 2011 and the remaining 50% vest on November 23, 2012. During 2010, the Company granted 35,800 options to purchase shares of common stock to one non-employee with an exercise price of $8.21 per share. Of these shares, 23,700 vest over four years. Of the remaining 12,100 options to purchase shares of common stock, 50% vested upon approval by the FDA of Intermezzo on November 23, 2011 and the remaining 50% vest on November 23, 2012.

The following table shows the range of assumptions used to compute the stock-based compensation costs for stock options granted to non-employees during the years ended December 31, 2013, 2012, and 2011 using the Black-Scholes option pricing model:

Year Ended December 31,
	2013	2012	2011
Risk-free interest rate	1.01 to 2.84%	0.95 - 2.23%	1.35 - 3.47%
Expected life of the options	6.00 to 9.92 years	6.25 -9.92 years	7.26 - 9.92 years
Dividend yield	None	None	None
Volatility	74.76 to 83.31%	75.87 - 89.21%	76.68 -93.19%

F-A-24

Modification of Employee Stock-Based Awards

During the year ended December 31, 2011, the Company modified the terms of stock options previously granted to thirteen of its employees in connection with a reduction in force. The modifications included accelerated vesting of certain options and extension of the exercise period after termination with respect to certain of the options. These modifications resulted in additional compensation expense of $0.2 million that was recognized during 2011. Additionally, during the year ended December 31, 2011, the Company modified the terms of certain stock options previously granted to two members of its Board of Directors to align and extend the exercise period of the options after the directors’ end of service to the Company in June 2011. These modifications resulted in additional compensation expense of $0.2 million that was recognized during 2011. The Company accounted for the modifications of stock option awards in accordance with the provisions of ASC Topic 718.

During the year ended December 31, 2012, the Company modified the terms of stock options previously granted to an employee upon retirement to extend the exercise period of the options upon the end of service to the Company in May 2012. Additionally, the Company modified the terms of stock options previously granted to a member of its Board of Directors to accelerate vesting of the option upon the director’s anticipated end of service to the Company in April 2012. These modifications resulted in additional compensation expense of $28,000 that was recognized during 2012.

During the year ended December 31, 2013, the Company modified the terms of stock options previously granted to twelve of its employees in connection with a reduction in force. The modifications included accelerated vesting of certain options and extension of the exercise period after termination with respect to certain of the options. Additionally, the Company modified the terms of stock options previously granted to one member of its Board of Directors to accelerate vesting of the options upon the director’s end of service to the Company on December 31, 2013. These modifications resulted in additional compensation expense of $0.2 million that was recognized during 2013.

Employee Stock Purchase Plan

On June 3, 2009, at the annual meeting of stockholders, the stockholders of the Company approved the 2009 Employee Stock Purchase Plan (“ESPP”). The number of shares available for issuance over the term of the ESPP is limited to 500,000 shares. The ESPP is designed to allow eligible employees of the Company to purchase shares of common stock through periodic payroll deductions. The price of common stock purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date.

The following table summarized the Company’s ESPP activity through December 31, 2013:

	Number of Shares Available for Grant	Number of Shares Granted	Weighted- Average Grant Date Fair Value
Balance at December 31, 2010	455,805	44,195
Purchases	(8,119)	8,119	$3.245

Balance at December 31, 2011	447,686	52,314
Purchases	(5,359)	5,359	$1.979

Balance at December 31, 2012	442,327	57,673
Purchases	(3,859)	3,859	$2.516

Balance at December 31, 2013	438,468	61,532

F-A-25

The following table shows the range of assumptions used to compute the share-based compensation costs for the ESPP during the years ended December 31, 2013, 2012 and 2011 using the Black-Scholes option pricing model:

Year Ended December 31,
	2013	2012	2011
Risk-free interest rate	0.08 to 0.14%	0.13 - 0.14%	0.05 - 0.11%
Expected life of the options	0.50 years	0.50 years	0.50 years
Dividend yield	None	None	None
Volatility	49.64 to 56.46%	49.64 - 61.94%	40.64 - 147.47%

The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future, other than pursuant to any strategic transactions the Company may undertake. The weighted-average expected life is based on the duration of time in the purchase period. The estimated volatility is calculated using the Company’s historical volatility. The Company has recognized compensation expense for employee stock-based purchase plan awards of approximately $6,000, $18,000 and $22,000 during 2013, 2012 and 2011, respectively.

Reserved Shares

At December 31, 2013, the Company has reserved shares of common stock for future issuance as follows:

Number of Shares
Employee stock purchase plan	438,468
Stock option plans:
Subject to outstanding options	4,175,472
Available for future grants	424,252
Warrants	61,451

Total	5,099,643

12. Income taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax losses from operations as a result of the following (in thousands):

	For the year ended December 31,
	2013	2012	2011
Computed tax benefit at federal statutory rate	$(9,606)	$(4,206)	$(1,358)
State tax benefit, net of effect on Federal income taxes	(1,577)	(690)	(223)
State tax credits, net of Federal benefit	(76)	(105)	(121)
Federal tax credits	(37)	—	(365)
Permanent differences:
Nondeductible stock option expense	284	467	180
State tax effect from permanent differences	224	79	17
Goodwill impairment	1,037	—	—
Other	42	16	(79)
Change in valuation allowance	10,046	4,476	2,805
Other, net	(337)	(37)	(856)

Total tax expense	$—	$—	$—

F-A-26

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2013	2012
Current deferred tax assets	$115	$185
Valuation Allowance—current	115	185

Total current deferred assets	—	—

Non-current deferred tax assets:
Net operating loss carryforwards	36,846	29,384
Depreciation	142	203
Research and development credits	3,225	2,750
Capitalized research and development expense	10,782	9,503
Stock-based compensation	3,213	2,252

	54,208	44,092
Valuation allowance—non-current	54,208	44,092

Total non-current deferred tax assets	—	—

Total deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $10.0 million during 2013 and $4.5 million during 2012.

As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $93.8 million, which expire in the years 2022 through 2032 if not utilized. The Company had net operating loss carryforwards for state income tax purposes of $85.0 million, which expire in the years 2014 through 2032 if not utilized.

The Company has carryforwards from the federal Credit for Increasing Research Expenditures of approximately $2.1 million which expire in years 2023 through 2032. The Company also has state credit carryforwards of approximately $1.7 million that carry forward indefinitely.

As a result of certain realization requirements of ASC Topic 718, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2013 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting purposes. Equity will be increased by approximately $0.9 million if and when such deferred tax assets are ultimately realized.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company adopted ASC Topic 740, subtopic 10-50-15, Unrecognized Tax Benefit Related Disclosures (formerly FASB Interpretation 48, Accounting for Uncertainty in Income Taxes) on January 1, 2007. There were no unrecognized income tax benefits at December 31, 2013 and December 31, 2012. There is no accrued interest or penalties associated with any unrecognized tax benefits.

F-A-27

The Company files U.S. and state income tax returns with varying statutes of limitations. The tax years from inception in 2002 forward remain open to examination due to the carryover of unused net operating losses and tax credits.

13. Supplemental Financial Information

Quarterly Results of Operations (Unaudited)

The following table presents the unaudited statements of operations data for each of the eight quarters in the period ended December 31, 2013. The information has been presented on the same basis as the audited financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period.

Unaudited Quarterly Results of Operations

(in thousands, except per share amounts)

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	Total for year 2013
Revenue:
Gross royalty revenue	$482	$481	$418	$316	$1,697
Gross other revenue	—	—	50	—	50
Advertising expense—Purdue Pharma	(6,312)	(283)	(86)	(140)	(6,821)

Net revenue	(5,830)	198	382	176	(5,074)
Operating expenses:
Research and development	1,843	898	2,410	1,753	6,904
General and administrative	2,802	3,030	2,658	3,941	12,431
Goodwill impairment	—	2,962	—	—	2,962

Total operating expenses	4,645	6,890	5,068	5,694	22,297

Loss from operations	(10,475)	(6,692)	(4,686)	(5,518)	(27,371)
Interest and other income (expense), net	(25)	(16)	(17)	(17)	(75)

Net loss	$(10,500)	$(6,708)	$(4,703)	$(5,535)	$(27,446)

Net loss per share:
Basic and diluted	$(0.56)	$(0.36)	$(0.25)	$(0.29)	$(1.46)

Weighted average common shares outstanding:
Basic and diluted	18,703	18,757	18,782	18,842	18,772

Comprehensive loss	$(10,500)	$(6,724)	$(4,663)	$(5,544)	$(27,431)

F-A-28

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	Total for year 2012
Revenue:
Gross royalty revenue	$—	$493	$190	$93	$776
Gross milestone revenue	—	—	10,000	—	10,000
Gross other revenue	—	—	250	—	250
Advertising expense—Purdue Pharma	—	—	—	(1,429)	(1,429)

Net revenue	—	493	10,440	(1,336)	9,597
Operating expenses:
Research and development	2,357	2,859	3,057	2,918	11,191
General and administrative	2,784	2,731	2,483	2,265	10,263

Total operating expenses	5,141	5,590	5,540	5,183	21,454

(Loss) income from operations	(5,141)	(5,097)	4,900	(6,519)	(11,857)
Interest and other income (expense), net	(36)	(43)	(45)	(35)	(159)

Net (loss) income	$(5,177)	$(5,140)	$4,855	$(6,554)	$(12,016)

Net (loss) income per share:
Basic	$(0.37)	$(0.30)	$0.26	$(0.35)	$(0.70)

Diluted	$(0.37)	$(0.30)	$0.25	$(0.35)	$(0.70)

Weighted average common shares outstanding:
Basic	13,925	17,053	18,568	18,628	17,052

Diluted	13,925	17,053	19,232	18,628	17,052

Comprehensive (loss) income	$(5,206)	$(5,142)	$4,862	$(6,552)	$(12,038)

F-A-29

Transcept Pharmaceuticals, Inc.

Index to Financial Statements

Condensed Consolidated Balance Sheets	F-A-31
Condensed Consolidated Statements of Operations and Comprehensive Loss	F-A-32
Condensed Consolidated Statements of Cash Flows	F-A-33
Notes to Condensed Consolidated Financial Statements	F-A-34

F-A-30

Transcept Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2014	December 31, 2013
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$16,845	$9,935
Marketable securities	26,557	60,110
Prepaid and other current assets	902	3,382
Restricted cash	35	200

Total current assets	44,339	73,627
Property and equipment, net	20	43

Total assets	$44,359	$73,670

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,044	$413
Accrued liabilities	1,448	1,515

Total current liabilities	2,492	1,928
Commitments and contingencies
Stockholders’ equity:
Common stock	19	19
Additional paid-in capital	187,525	211,257
Accumulated deficit	(145,686)	(139,556)
Accumulated other comprehensive income	9	22

Total stockholders’ equity	41,867	71,742

Total liabilities and stockholders’ equity	$44,359	$73,670

See accompanying notes.

F-A-31

Transcept Pharmaceuticals, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Revenue:
Gross royalty revenue	$362	$481	$780	$963
Advertising expense—Purdue Pharma	—	(283)	—	(6,595)

Net revenue	362	198	780	(5,632)
Operating expenses:
Research and development	585	898	1,293	2,741
General and administrative	3,079	3,030	5,575	5,832
Goodwill impairment	—	2,962	—	2,962

Total operating expenses	3,664	6,890	6,868	11,535

Loss from operations	(3,302)	(6,692)	(6,088)	(17,167)
Interest and other income (expense), net	(24)	(16)	(42)	(41)

Net loss	$(3,326)	$(6,708)	$(6,130)	$(17,208)

Net loss per share:
Basic and diluted	$(0.18)	$(0.36)	$(0.32)	$(0.92)

Cash distribution declared per common share	$1.33	$—	$1.33	$—

Weighted average common shares outstanding:
Basic and diluted	18,982	18,757	18,913	18,731

Other comprehensive loss:
Changes in unrealized gain (loss) on marketable securities	(11)	(16)	(13)	(16)

Comprehensive loss	$(3,337)	$(6,724)	$(6,143)	$(17,224)

See accompanying notes.

F-A-32

Transcept Pharmaceuticals, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Operating activities
Net loss	$(6,130)	$(17,208)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11	72
Stock-based compensation	1,047	1,548
Gain on disposals of fixed assets	(101)	(17)
Amortization of premium on available for sale securities	349	366
Impairment of goodwill	—	2,962
Changes in operating assets and liabilities:
Prepaid and other current assets	2,480	6,039
Accounts payable	631	(625)
Accrued liabilities	(68)	(687)

Net cash used in operating activities	(1,781)	(7,550)
Investing activities
Purchases of property and equipment	—	(2)
Proceeds from the sale of property and equipment	115	23
Purchases of marketable securities	(35)	(53,745)
Maturities of marketable securities	33,391	39,530

Net cash provided by (used in) investing activities	33,471	(14,194)
Financing activities
Cash distributions paid to common stockholders	(25,408)	—
Proceeds from issuance of common stock, net	628	223

Net cash (used in) provided by financing activities	(24,780)	223
Net increase (decrease) in cash and cash equivalents	6,910	(21,521)
Cash and cash equivalents at beginning of period	9,935	39,368

Cash and cash equivalents at end of period	$16,845	$17,847

See accompanying notes.

F-A-33

Transcept Pharmaceuticals, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Organization and Summary of Significant Accounting Policies

Transcept Pharmaceuticals, Inc. (the “Company”) is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the field of neuroscience. The Company’s remaining development candidate is TO-2070, a novel, rapidly absorbed treatment for acute migraine incorporating dihydroergotamine (DHE) as the active drug, which Transcept has developed through the completion of preclinical safety studies, but has not initiated a Phase 1 human pharmacokinetic study. Intermezzo® (zolpidem tartrate) sublingual tablet C-IV is the first FDA approved Transcept product. Purdue Pharmaceutical Products L.P. (“Purdue Pharma”) holds commercialization and development rights for Intermezzo in the United States. The Company operates in one business segment.

In 2013, the Company engaged a financial and strategic advisor to explore a range of alternatives to enhance stockholder value, including but not limited to business combination and/or partnership opportunities, as well as a distribution of a significant amount of cash to stockholders, and dissolution of the Company. In June 2014, the Company distributed $1.33 in cash for each outstanding share of common stock, equal to approximately $25.4 million in the aggregate, to Transcept stockholders by way of a special distribution.

Subsequently, in June 2014, the Company entered into a definitive agreement for a merger with Paratek Pharmaceuticals, Inc. See Note 2 regarding this transaction.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required for complete consolidated financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s interim financial information. The accompanying condensed consolidated balance sheet at December 31, 2013 has been derived from our audited financial statements at that date, but does not include all the disclosures required for complete financial statements. The results for the three and six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year ending December 31, 2014 or for any other interim period or any other future year.

The accompanying unaudited condensed consolidated financial statements and notes to condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the United States Securities and Exchange Commission on March 14, 2014.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates. Management makes estimates when preparing the financial statements including those relating to revenue recognition, clinical trials expense, advertising expense, and stock-based compensation.

F-A-34

Concentration of Risk

The Company is dependent on Purdue Pharma to market and sell Intermezzo in the United States from which all of its royalty and milestone revenue to date has been derived.

Significant Accounting Policies

Principles of Consolidation

The accompanying condensed consolidated financial statements include the results of operations of Transcept Pharmaceuticals, Inc. and its wholly-owned subsidiaries, Transcept Pharma, Inc., and Tigris Merger Sub. Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Goodwill

Goodwill is not subject to amortization, but is tested for impairment on an annual basis during the third quarter or whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Goodwill impairment testing is a two-step process and performed on a reporting unit level. In the first step, the Company conducts an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, it then conducts the second step, a two-part test for impairment of goodwill. The Company first compares the fair value of its reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the reporting unit’s net assets, goodwill is not considered impaired and no further analysis is required. If the carrying value of the net assets exceeds the fair value of the reporting unit, then the second part of the impairment test must be performed in order to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value, then an impairment loss equal to the difference would be recorded. The Company operates in one reporting unit and believes that its market capitalization is indicative of the fair value of the Company.

During the second quarter of 2013, several events occurred that indicated that the carrying amount of goodwill exceeded the fair value of the reporting unit, including:

•	the approximately 30% decline in Intermezzo prescriptions at June 30, 2013 from the peak of the direct to consumer (“DTC”) advertising campaign, which was substantially completed in April 2013; and

•	the May 2013 termination by Purdue of 90 contract sales representatives dedicated exclusively to promoting Intermezzo, resulting in reliance solely on Purdue’s existing analgesics sales force of approximately 525 sales representatives.

As a result of these factors, the Company experienced a 37% decline in its stock price during the quarter ended June 30, 2013. The decline in stock price resulted in a market capitalization of approximately $56.7 million at June 30, 2013 which, when compared to the Company’s stockholders’ equity of $79.9 million, and in consideration of the early nature of ongoing internal research and development, the progress of new product search and evaluation efforts and the declining sales of Intermezzo, was an indication of impairment under step one of the goodwill impairment testing accounting guidance.

Step two of the goodwill test consisted of comparing the fair value of the Company to its carrying value at June 30, 2013. If the carrying value exceeds fair value, then a hypothetical purchase price exercise is to be performed to determine the amount, if any, of goodwill impairment. In determining the fair value of the Company, management considered the Company’s market capitalization, including any premium that would be necessary for an acquirer to obtain control of the Company, as well as net cash and investments on hand at June 30, 2013. In each of these scenarios, the carrying value of the Company exceeded its fair value in excess of the carrying value of goodwill.

F-A-35

The impairment analysis indicated that the entire goodwill balance of $3.0 million was impaired, which was recognized during the three-months ended June 30, 2013. No previous impairments of goodwill had been recognized by the Company.

Revenue Recognition

The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605 Revenue Recognition, sub-topic 25 Multiple-Element Arrangements.

Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer. Consideration received is allocated among the separate units of accounting based on their relative fair values or if fair value is not determinable, based on the Company’s best estimate of selling price. Applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

For each source of revenue, the Company complies with the above revenue recognition criteria in the following manner:

•	Up-front license payments are assessed to determine whether or not the licensee is able to obtain any stand-alone value from the license. Where this is not the case, the Company does not consider the license deliverable to be a separate unit of accounting, and the revenue is deferred with revenue recognition for the license fee assessed in conjunction with the other deliverables that constitute the combined unit of accounting. When the period of deferral cannot be specifically identified from the agreement, management estimates the period based upon provisions contained within the related agreements and other relevant facts. The Company periodically reviews the estimated involvement period, which could impact the deferral period and, therefore, the timing and the amount of revenue recognized. It is possible that future adjustments will be made if actual conditions differ from the Company’s current plan and involvement assumptions;

•	Payments received that are related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the milestone or event specified in the underlying contracts, which represents the culmination of the earnings process. Amounts received in advance, if any, are recorded as deferred revenue until the milestone is reached; and

•	Royalty revenue from sales of the Company’s licensed product is recognized as earned in accordance with the contract terms when royalties from licensees can be estimated and collectability is reasonably assured.

Advertising

The Company expenses non-direct response advertising as incurred. Advertising expense consisted of the Company’s December 2012 $10.0 million contribution to Purdue Pharma’s national direct-to-consumer (“DTC”) advertising campaign, including digital, print and television advertising to support Intermezzo commercialization. The Company initially recorded the $10.0 million payment to Purdue Pharma as a prepaid expense. This payment was recognized as the advertising costs were incurred. As this payment was made directly to Purdue Pharma, recognition of the expense was recorded as an offset to revenue. At December 31, 2013, Purdue Pharma estimated that approximately $1.8 million of the Company’s original contribution would be returned due to reduced overall DTC campaign spending. Accordingly, $1.8 million was recorded as a receivable and included in prepaid and other current assets at December 31, 2013.

F-A-36

For the three and six months ended June 30, 2013, the offset to revenue totaled $0.3 million and $6.6 million, respectively. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue in 2014.

Stock-Based Compensation

The Company records stock-based compensation of stock options granted to employees and directors and of employee stock purchase plan shares by estimating the fair value of stock-based awards using the Black-Scholes option pricing model and amortizing the fair value of the stock-based awards granted over the applicable vesting period. Additionally, the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis.

The Company recognized employee stock-based compensation costs of $0.5 million and $1.0 million during the three and six months ended June 30, 2014, respectively, and $0.7 million and $1.5 million during the three and six months ended June 30, 2013, respectively. No related tax benefits of stock-based compensation costs have been recognized since the Company’s inception. The Company issued 280,324 and 280,824 shares of common stock for the three and six months ended June 30, 2014, respectively, upon stock option exercises.

During the six months ended June 30, 2013, the Company modified the terms of stock options previously granted to six of its employees in connection with a reduction in force. The modifications included accelerated vesting of certain options and extension of the exercise period after termination with respect to certain of the options. These modifications resulted in additional compensation expense of $23,000. During the six months ended June 30, 2014, the Company modified the terms of stock options previously granted to two former employee to extend the exercise period with respect to certain of the remaining outstanding options resulting in additional compensation of $39,000.

Equity instruments, consisting of stock options granted to consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received. The Company recorded non-employee stock-based compensation costs of $8,000 and $19,000 during the three and six months ended June 30, 2014, respectively and $13,000 and $57,000 during the three and six months ended June 30, 2013, respectively.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates made of the work completed as of each reporting date, in accordance with agreements established with contract research organizations and clinical trial sites and the agreed upon fee to be paid for the services. The Company determines these estimates through discussion with internal personnel and outside service providers as to the progress or stage of completion of the trials or services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

2. Merger Agreement

On June 30, 2014, the Company, Tigris Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), Tigris Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger LLC”), and Paratek Pharmaceuticals, Inc., a Delaware corporation (“Paratek”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set

F-A-37

forth in the Merger Agreement, (i) Merger Sub will merge with and into Paratek, with Paratek becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”) and (ii) immediately following the Merger, the surviving corporation will merge with and into Merger LLC with Merger LLC surviving as the surviving company in such merger (the “Second Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Paratek common stock will be converted into the right to receive 0.810 shares of common stock of the Company, subject to the payment of cash in lieu of fractional shares. Immediately following the effective time of the Merger, Paratek stockholders are expected to own approximately 89.6% of the outstanding capital stock of the Company.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Paratek. The Merger Agreement contains certain termination rights for both the Company and Paratek, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6.3 million.

At the effective time of the Merger, the Board of Directors of the Company is expected to consist of a total of seven members, two of whom will be designated by Transcept and five of whom will be designated by Paratek.

Pursuant to the terms of the Merger Agreement, prior to the closing of the Merger, the Company is expected to make a dividend to its stockholders of certain assets, including excess cash (as calculated in accordance with the Merger Agreement), the right to receive certain royalty income received by the Company pursuant to the Collaboration Agreement with Purdue Pharma and the right to receive the proceeds (net of certain fees, expenses) of any sale of Intermezzo or TO-2070 which are received prior to the two-year anniversary of the closing of the Merger or which are received pursuant to a definitive agreement relating to such sale which is entered into during such period, as well as the amount, if any, of the $3 million Intermezzo expense reserve deposited at closing which is remaining following the second anniversary of the closing date.

Concurrent with the execution of the Merger Agreement, on July 1, 2014, the Company made a bridge loan to Paratek in the principal amount of $3.5 million. In the event that the transaction does not close by September 15, 2014, the Company has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger continues to be pending and the Merger Agreement has not been terminated.

3. Results of Operations

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common securities, including options, warrants and common stock subject to repurchase.

Potentially dilutive common shares include the dilutive effect of the common stock underlying in-the-money stock options and is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option and the average amount of compensation cost, if any, for future service that the Company has not yet recognized when the option is exercised, are assumed to be used to repurchase shares in the current period.

For the three and six months ended June 30, 2014 and 2013, diluted net loss per share was identical to basic earnings per share (“EPS”) since potential common shares were excluded from the calculation, as their effect was anti-dilutive.

F-A-38

The following table presents the calculation of basic and diluted net loss per share (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Numerator:
Net loss	$(3,326)	$(6,708)	$(6,130)	$(17,208)

Denominator for basic and diluted net loss per share:
Weighted average common shares outstanding	18,982	18,757	18,913	18,731

The following outstanding shares subject to options and warrants to purchase common stock were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation as of the dates indicated below (in thousands):

	Six Months Ended
	2014	2013
Excluded potentially dilutive securities(1):
Shares subject to options to purchase common stock	3,910	3,788
Shares subject to warrants to purchase common stock	61	61

Total	3,971	3,849

(1)	The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

4. Available-for-sale Securities

The following is a summary of available-for-sale debt securities recognized as cash and cash equivalents, marketable securities, or restricted cash in the Company’s condensed consolidated balance sheets. Estimated fair values of available-for-sale securities are generally based on prices obtained from commercial pricing services (in thousands):

	June 30, 2014
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market funds	$4,009	$—	$—	$4,009
Commercial paper	11,800	—	—	11,800
Corporate notes	2,501	—	—	2,501
Government sponsored enterprise issues	20,875	5	—	20,880
U.S. Treasury securities	3,172	4	—	3,176

	$42,357	$9	$—	$42,366

	December 31, 2013
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Certificates of deposit	$200	$—	$—	$200
Money market funds	769	—	—	769
Commercial paper	12,910	—	—	12,910
Corporate notes	16,704	9	—	16,713
Government sponsored enterprise issues	36,157	10	—	36,167
U.S. Treasury securities	3,228	3	—	3,231

	$69,968	$22	$—	$69,990

F-A-39

The following table summarizes the classification of the available-for-sale securities on the Company’s condensed consolidated balance sheets (in thousands):

	June 30, 2014	December 31, 2013

Cash and cash equivalents	$15,774	$9,680
Marketable securities	26,557	60,110
Restricted cash	35	200

	$42,366	$69,990

There were no sales of available-for-sale marketable securities during 2014 or 2013.

The Company’s marketable securities at June 30, 2014 of $26.6 million had maturities of one year or less.

5. Fair Value

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company’s valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The Company classifies these inputs into the following hierarchy:

•	Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs;

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs (i.e. inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in estimating the fair value of an asset or liability) are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds. If quoted market prices are not available for the specific security, then the Company estimates fair value by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 instruments include commercial paper, U.S. corporate debt, and U.S. government sponsored enterprise issues. There are no Level 3 assets in the periods presented.

F-A-40

The estimated fair values of the Company’s financial assets (cash equivalents and marketable securities) as of June 30, 2014 (in thousands) are as follows:

		Fair Value Measurements at Reporting Date Using
	June 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$4,009	$4,009	$—	$—
Commercial paper	11,800	—	11,800	—
Corporate notes	2,501	—	2,501	—
Government sponsored enterprise issues	20,880	—	20,880	—
U.S. Treasury securities	3,176	—	3,176	—

	$42,366	$4,009	$38,357	$—

The estimated fair values of the Company’s financial assets (cash equivalents and marketable securities) as of December 31, 2013 (in thousands) are as follows:

		Fair Value Measurements at Reporting Date Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Certificates of deposit	$200	$200	$—	$—
Money market funds	769	769	—	—
Commercial paper	12,910	—	12,910	—
Corporate notes	16,713	—	16,713	—
Government sponsored enterprise issues	36,167	—	36,167	—
U.S. Treasury securities	3,231	—	3,231	—

	$69,990	$969	$69,021	$—

During the six months ended June 30, 2014 and the year ended December 31, 2013, there were no significant changes to the valuation models used for purposes of determining the fair value of Level 2 assets. No other assets and liabilities were carried at fair value as of June 30, 2014 and December 31, 2013.

Level 2 securities are priced using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques. There were no transfers of assets between different fair-value levels during the periods presented.

F-A-41

6. Collaboration Agreements

Intermezzo

In July 2009, the Company entered into a collaboration agreement with Purdue Pharmaceuticals L.P., (“Purdue Pharma”)(the “Collaboration Agreement”) that grants an exclusive license to Purdue Pharma to commercialize Intermezzo in the United States and pursuant to which:

•	Purdue Pharma paid a $25.0 million non-refundable license fee in August 2009;

•	Purdue Pharma paid a $10.0 million non-refundable intellectual property milestone in December 2011 when the first of two issued formulation patents was listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book;

•	Purdue Pharma paid a $10.0 million non-refundable intellectual property milestone in August 2012 when the first of two issued method of use patents was listed in the FDA’s Orange Book;

•	The Company transferred the Intermezzo New Drug Application (NDA) to Purdue Pharma, and Purdue Pharma is obligated to assume the expense associated with maintaining the NDA and further development of Intermezzo in the United States, including any expense associated with post-approval studies;

•	Purdue Pharma is obligated to commercialize Intermezzo in the United States at its expense using commercially reasonable efforts;

•	Purdue Pharma is obligated to pay the Company tiered base royalties on net sales of Intermezzo in the United States ranging from the mid-teens up to the mid-20% level. The base royalty is tiered depending upon the achievement of certain fixed net sales thresholds by Purdue Pharma, which net sales levels reset each year for the purpose of calculating the royalty; and

•	Purdue Pharma is obligated to pay the Company up to an additional $70.0 million upon the achievement of certain net sales targets for Intermezzo in the United States.

The Company has retained an option to co-promote Intermezzo to psychiatrists in the United States. The option can be exercised as late as August 2015. The Company may begin promotion to psychiatrists 8 to 15 months after option exercise. The exact timing of when the Company begins promoting to psychiatrists is determined by the calendar month in which the option exercise notice is delivered to Purdue Pharma. If the Company exercises the co-promote option and enters the marketplace, it is entitled to receive an additional co-promote royalty from Purdue Pharma on net sales that are generated by psychiatrist prescriptions. Had the Company chosen to exercise the option as soon as it was eligible, it could have begun promoting to psychiatrists in May 2013 and received a co-promote royalty of 40%. The co-promote royalty rate declines on a straight-line basis to approximately 22% if the Company does not begin promoting to psychiatrists until November 2016, at which time the right to co-promote expires. Net sales qualifying for this additional co-promote royalty are limited by an annual cap of 15% of total Intermezzo annual net sales in the United States. The co-promote option cannot be transferred to a third party, except under a limited circumstance at the discretion of Purdue Pharma.

Purdue Pharma has the right to terminate the Collaboration Agreement at any time upon advance notice of 180 days. The Company’s co-promote option may also be terminated by Purdue Pharma upon the Company’s acquisition by a third party or in the event of entry of generic competition to Intermezzo. The royalty payments discussed above are subject to reduction in connection with, among other things, the entry of generic competition to Intermezzo. The Collaboration Agreement expires on the later of 15 years from the date of first commercial sale in the United States or the expiration of patent claims related to Intermezzo. The Collaboration Agreement is also subject to termination by Purdue Pharma in the event of FDA or governmental action that materially impairs Purdue Pharma’s ability to commercialize Intermezzo or the occurrence of a serious event with respect to the safety of Intermezzo. The Collaboration Agreement may also be terminated by the Company upon Purdue Pharma commencing an action that challenges the validity of Intermezzo related patents. The Company also has

F-A-42

the right to terminate the Collaboration Agreement immediately if Purdue Pharma is excluded from participation in federal healthcare programs. The Collaboration Agreement may also be terminated by either party in the event of a material breach by or insolvency of the other party.

The Company also granted Purdue Pharma and an associated company the right to negotiate for the commercialization of Intermezzo in Mexico in 2013 and retained the rights to commercialize Intermezzo in the rest of the world.

The Company began earning royalty revenue upon commercial launch of Intermezzo in April 2012. Royalty revenue earned during the three and six months ended June 30, 2014 was $0.4 million and $0.8 million, respectively. Royalty revenue earned during the three and six months ended June 30, 2013 was $0.5 million and $1.0 million, respectively.

Royalty revenue during 2013 was offset by the Company’s contribution to Purdue Pharma’s 2013 national DTC advertising campaign, including digital, print and television advertising to support Intermezzo commercialization. For the three and six months ended June 30, 2013, the offset to revenue totaled $0.3 million and $6.6 million, respectively. As the DTC advertising campaign was completed during 2013, there is no advertising offset to revenue during 2014.

TO-2070: a developmental product candidate for migraine treatment

In September 2013, the Company entered into the License Agreement with Shin Nippon Biomedical Laboratories Ltd. (“SNBL”) pursuant to which SNBL granted the Company an exclusive worldwide license to commercialize SNBL’s proprietary nasal drug delivery technology to develop TO-2070. The Company is developing TO-2070 as a treatment for acute migraine using SNBL’s proprietary nasal powder drug delivery system. Under the License Agreement, the Company is required to fund, lead and be responsible for product development, preparing and submitting regulatory filings and obtaining and maintaining regulatory approval with respect to TO-2070. Pursuant to the License Agreement, the Company has incurred an upfront nonrefundable technology license fee of $1.0 million, and is also obligated to pay:

•	up to $6.5 million upon the occurrence of certain development milestones, including NDA approval of TO-2070 by the FDA,

•	up to $35.0 million in commercialization milestone payments tied to the achievement of specified annual sales levels of TO-2070, and

•	tiered, low double-digit royalties on annual net sales of TO-2070.

Under the License Agreement, the Company is responsible for the clinical and commercial manufacture, supply, and distribution of TO-2070 products. SNBL has agreed to supply its nasal drug delivery device to the Company to conduct development activities for non-registration studies, and has the right of first negotiation to be the Company’s exclusive supplier for devices for any registration studies and for incorporation into commercial TO-2070 products under the License Agreement thereafter.

The License Agreement terminates on a country-by-country basis upon the later of (i) the expiration of the last patent licensed under the License Agreement in such country and (ii) 15 years from the first commercial sale in such country. The License Agreement may also be terminated (i) by either party upon 90 days’ written notice in connection with an uncured material breach of the License Agreement, (ii) by either party upon insolvency of the other party, (iii) immediately by SNBL if the Company challenges the validity of the patents licensed under the License Agreement, or (iv) by the Company at its convenience upon 90 days’ prior notice.

The $1.0 million license fee was recorded as research and development expense in September 2013 because the licensed technology was incomplete and has no alternative future use. Payments to SNBL that relate to pre-approval development milestones will be recognized as research and development expense when incurred.

F-A-43

7. Commitments and Contingencies

Leases

On March 6, 2013, the Company extended its lease agreement for 11,600 square feet of space in its current facility in Point Richmond, California by one year through May 31, 2014. On February 18, 2014, the lease was extended to August 31, 2014. On July 1, 2014, the term of the lease was amended to continue on a month-to-month basis, terminable by either party with sixty days notice; with the soonest any such notice may be given is October 2, 2014 (which, if delivered, would cause the term to expire as of November 30, 2014).

Legal Proceedings

ANDA Litigation—Intermezzo

In July 2012, the Company received notifications from three companies, Actavis Elizabeth LLC (Actavis), Watson Laboratories, Inc.—Florida (Watson), and Novel Laboratories, Inc. (Novel), in September 2012, from each of Par Pharmaceutical, Inc. and Par Formulations Private Ltd. (together, the Par Entities), in February 2013 from Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. (together, Dr. Reddy’s), and in July 2013 from TWi Pharmaceuticals, Inc. (TWi) stating that each has filed with the FDA an Abbreviated New Drug Application, or ANDA, that references Intermezzo.

•	Actavis & Watson: In the July 2012 notifications, Actavis and Watson indicated that each company’s ANDA includes Paragraph IV patent certifications to our U.S. Patent Nos. 7,658,945 (expiring April 15, 2027) and 7,682,628 (expiring February 16, 2025) (together, the “‘945 and ‘628 Patents”). On November 28, 2012, Watson withdrew its ANDA, and, as a result of such withdrawal, on December 18, 2012, the Company and Purdue agreed to voluntarily dismiss the action without prejudice and on December 20, 2012 a court order was entered to such effect. The dismissal of Watson’s ANDA had no effect on the ANDA filed by Actavis, a wholly owned subsidiary of Watson Pharmaceuticals, Inc. On January 24, 2013, Actavis notified the Company that it has included Paragraph IV patent certifications to Transcept’s U.S. Patent Nos. 8,242,131 (expiring August 20, 2029) and 8,252,809 (expiring February 16, 2025) (together, the “‘131 and ‘809 Patents”).

•	Novel: In the July 2012 notifications, Novel indicated that its ANDA includes Paragraph IV patent certifications to the ‘945 and ‘628 Patents. On December 10, 2012, Novel notified the Company that it has included Paragraph IV patent certifications to the ‘131 and ‘809 Patents.

•	Par Entities: The ANDAs submitted by the Par Entities each include Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	Dr. Reddy’s: The ANDA submitted by Dr. Reddy’s includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

•	TWi: The ANDA submitted by TWi includes Paragraph IV patent certifications to the ‘945, ‘628, ‘131 and ‘809 Patents.

In August 2012, August 2012, September 2012, and October 2012, respectively, the Company joined Purdue Pharma in filing actions against Actavis, Watson and certain of their affiliates, Novel, and the Par Entities, in the U.S. District Court for the District of New Jersey, in each action alleging patent infringement and seeking injunctive and other relief. In December 2012, the Company and Purdue Pharma agreed to voluntarily dismiss the action against Watson following its withdrawal of its ANDA. After receiving the supplemental notifications referenced above, the Company and Purdue Pharma amended their pending complaints against Actavis and Novel to also allege infringement of the ‘131 and ‘809 patents, as well as the ‘628 patent previously asserted against those companies.

The actions against the Par Entities alleged infringement of the ‘131 and ‘809 patents. In September 2013, the Company and Purdue Pharma agreed to voluntarily dismiss the action against one of the two Par Entities, Par

F-A-44

Formulations Private Ltd., following that Par Entity’s withdrawal of its ANDA. The action against the other Par Entity, Par Pharmaceutical, Inc., remains pending and continues to allege infringement of the ‘131 and ‘809 patents.

In April 2013, the Company joined Purdue Pharma in filing an action in the U.S. District Court for the District of New Jersey against Dr. Reddy’s, alleging patent infringement of the ‘628, ‘131 and ‘809 patents, and seeking injunctive and other relief.

In August 2013, the Company joined Purdue Pharma in filing two actions against TWi. The first action against TWi was filed on August 20, 2013 in the U.S. District Court for the District of New Jersey, and the second action against TWi was filed on August 22, 2013 in the U.S. District Court for the Northern District of Illinois. Each action alleges patent infringement of the ‘131 and ‘809 patents, and seeks injunctive and other relief. On October 17, 2013, TWi filed answers and counterclaims in both New Jersey and Illinois, in both cases seeking declarations of non-infringement and invalidity as to the ‘945, ‘628, ‘131, and ‘809 patents, as well as other relief. On January 13, 2014, the Illinois action against TWi was stayed pending dismissal of the New Jersey action against TWi, or further order of the Illinois court. On January 24, 2014, the Company and Purdue provided TWi with a covenant not to sue TWi based on its current ANDA formulation under the ‘945 or ‘628 patents, and on February 28, 2014, the Company and Purdue filed a motion in the New Jersey action to dismiss TWi’s counterclaims pertaining to the ‘945 or ‘628 patents based on the tendering of that covenant not to sue. On April 9, 2014, the New Jersey court denied the motion of the Company and Purdue. On July 22, 2014, the New Jersey court entered a consent decree and partial final judgment of non-infringement in TWi’s favor on the ‘945, ‘628, and ‘809 patents. The action against TWi remains pending as to the ‘131 patent.

On February 26, 2014, the New Jersey court consolidated the action of the Company and Purdue against TWi with the existing consolidated action referenced above against Actavis, Novel, Par Pharmaceutical, and Dr. Reddy’s.

On July 22, 2014, the New Jersey court ordered that the trail of the consolidated action will commence on December 1, 2014.

Patent Term Adjustment Suit

In January 2013, the Company and Purdue Pharma filed suit in the Eastern District of Virginia against the United States Patent and Trademark Office, or USPTO, in connection with certain changes to the Leahy-Smith America Invents Act. The Company and Purdue Pharma are seeking a recalculation of the patent term adjustment of the ‘131 Patent. Purdue Pharma has agreed to bear the costs and expenses associated with this litigation. In June of 2013, the judge granted a joint motion to stay the proceedings pending a final decision on appeal by the Federal Circuit in Exelixis, Inc. v. Rea, No. 2013-11 75 (Fed. Cir.), and Exelixis, Inc. v. Rea, No. 20 13-11 98 (Fed. Cir.).

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

8. Restructuring

On January 2, 2013, the Company implemented a reduction of 29% of its workforce, which resulted in $0.3 million of expenses which primarily consisted of severance charges. The severance was paid during the quarter ended March 31, 2013 and no additional charges were incurred under this reduction in force.

F-A-45

9. Cash distribution

On June 3, 2014, the Company distributed $1.33 in cash for each outstanding share of the Company’s common stock, equal to approximately $25.4 million in the aggregate.

Additionally, on June 3, 2014, in accordance with the Company’s equity plans and warrant terms, all of the Company’s outstanding stock options and warrants were adjusted by reducing the exercise price and/or increasing the number of shares to preserve the intrinsic value of such awards after the decline in the Company’s stock price directly resulting from the cash dividend. The award adjustments resulted in no incremental stock compensation expense for the three and six month periods ending June 30, 2014.

F-A-46

Paratek Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Paratek Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Paratek Pharmaceuticals, Inc. as of December 31, 2013 and 2012, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended. Paratek Pharmaceuticals, Inc.‘s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paratek Pharmaceuticals, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Note 1 to the financial statements, the Company has incurred cumulative net losses since inception and will need additional capital to fund future operations. Those conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

Vienna, Virginia

August 28, 2014

F-B-1

Paratek Pharmaceuticals, Inc.

Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Current assets
Cash and cash equivalents	$1,211,883	$1,016,166
Accounts receivable	—	64,168
Unbilled receivables	—	82,871
Prepaid expenses and other current assets	39,992	96,580

Total current assets	1,251,875	1,259,785

Fixed assets, net	33,426	188,050
Restricted cash, long-term	—	166,728
Other assets	—	467,849

Total assets	$1,285,301	$2,082,412

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,482,110	$4,515,083
Accrued expenses	4,747,570	5,917,462
Accrued rent	35,205	35,205
Deferred revenue	190,668	190,668
Prefunding for financing	1,351,402	—
Other current liabilities	—	589,882
Derivative liability	21,021,690	—

Total current liabilities	34,828,645	11,248,300

Deferred revenue, long-term	150,945	341,612
Accrued rent, long-term	70,411	122,608
Other liabilities	—	453,119
Derivative liability	—	22,202,108
Convertible preferred stock warrants	3,429	27,564

Total liabilities	35,053,430	34,395,311

Commitments and contingencies (Note 14)

Convertible preferred stock	80,565,143	80,565,143
Stockholders’ deficit
Common stock, $0.001 par value, 120,000,000 shares authorized, 1,000,000 and 783,855 issued and outstanding at December 31, 2013 and 2012, respectively	1,000	784
Additional paid-in-capital	65,696,963	62,499,099
Accumulated deficit	(180,031,235)	(175,377,925)

Total stockholders’ deficit	(114,333,272)	(112,878,042)

Total liabilities, convertible preferred stock and stockholders’ deficit	$1,285,301	$2,082,412

The accompanying notes are an integral part of these financial statements.

F-B-2

Paratek Pharmaceuticals, Inc.

Statements of Operations

Years Ended December 31, 2013 and 2012

	2013	2012
Revenue
Research and development	$478,082	$2,815,204
Grant revenue	—	248,124

Total revenue	478,082	3,063,328

Operating expenses
Research and development	4,630,708	10,734,442
General and administrative	3,387,645	10,491,969

Total operating expenses	8,018,353	21,226,411

Operating loss	(7,540,271)	(18,163,083)

Other income and expenses
Interest income	3,184	2,137
Interest expense	(296,988)	(139,456)
Loss on issuance of non-convertible notes	—	(5,541,679)
Gain on exchange of notes	—	1,534,452
Loss on issuance of convertible notes	(2,040,675)	(5,131,662)
Loss on issuance of equity associated with convertible notes	(2,947,780)	(13,537,006)
Gain/(loss) on mark to market of notes	8,027,392	(2,269,577)
Gain on mark to market of warrants	24,135	52,425
Other income	117,693	—

Net loss	(4,653,310)	(43,193,449)
Unaccreted dividends on convertible preferred stock	(6,765,601)	(6,765,601)

Net loss attributable to common stockholders	$(11,418,911)	$(49,959,050)

Net loss per share attributable to common stockholders:
Basic and diluted	$(12.49)	$(88.50)

Weighted average common shares outstanding:
Basic and diluted	914,367	564,498

The accompanying notes are an integral part of these financial statements.

F-B-3

Paratek Pharmaceuticals, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2013 and 2012

	Series A-H Convertible Preferred Stock	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
		Shares	Amount
Balances at December 31, 2011	$125,786,798	336,412	$337	$3,189,586	$(132,184,476)	$(128,994,553)
Issuance of common stock under stock option plan	—	4,317	4	64,872	—	64,876
Stock-based compensation expense	—	—	—	486,424	—	486,424
Conversion of convertible preferred stock into common stock	(45,221,655)	218,324	218	45,221,437	—	45,221,655
Issuance of common stock with October 2012 Notes	—	224,802	225	4,666,310	—	4,666,535
Fair value of deferred shares in conjunction with October 2012 Notes	—	—	—	8,870,470	—	8,870,470
Net loss	—	—	—	—	(43,193,449)	(43,193,449)

Balances at December 31, 2012	80,565,143	783,855	784	62,499,099	(175,377,925)	(112,878,042)
Issuance of common stock under stock option plan	—	58	—	1,547	—	1,547
Stock-based compensation expense	—	—	—	248,753	—	248,753
Issuance of common stock with 2013 Notes	—	216,087	216	2,947,564	—	2,947,780
Net loss	—	—	—	—	(4,653,310)	(4,653,310)

Balances at December 31, 2013	$80,565,143	1,000,000	$1,000	$65,696,963	$(180,031,235)	$(114,333,272)

The accompanying notes are an integral part of these financial statements.

F-B-4

Paratek Pharmaceuticals, Inc.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net loss	$(4,653,310)	$(43,193,449)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	97,515	222,873
Gain on disposal of fixed assets	(172,224)	(13,804)
Stock-based compensation expense	248,753	486,424
Gain on mark to market on convertible preferred stock warrants	(24,135)	(52,425)
Noncash interest expense	296,988	139,456
Loss on nonconvertible note issuance	—	5,541,679
Gain on exchange of nonconvertible notes for convertible notes	—	(1,534,452)
Loss on convertible note issuance	2,040,675	5,131,662
Loss on equity issuance associated with convertible notes	2,947,780	13,537,005
(Gain)/loss on mark to market of notes	(8,027,392)	2,269,577
Changes in operating assets and liabilities
Prepaid expenses and other current assets	56,588	(2,297)
Accounts and unbilled receivable	147,039	87,823
Accounts payable	2,967,027	3,888,546
Accrued expenses	(1,466,881)	932,592
Accrued rent	(52,197)	(195,173)
Other liabilities and other assets	(575,152)	589,882
Deferred revenue	(190,667)	(190,668)

Net cash used in operating activities	(6,359,593)	(12,354,749)

Cash flows from investing activities
Purchases of fixed assets	—	(49,105)
Sale of fixed assets	229,333	13,804
Decrease in restricted cash	166,728	90,560

Net cash provided by investing activities	396,061	55,259

Cash flows from financing activities
Proceeds from issuance of common stock	1,547	64,499
Proceeds from nonconvertible note issuance	—	5,793,642
Proceeds from convertible note issuance	4,806,300	5,000,000
Prefunding for financing	1,351,402	—

Net cash provided by financing activities	6,159,249	10,858,141

Net change in cash and cash equivalents	195,717	(1,441,349)
Cash and cash equivalents
Beginning of year	1,016,166	2,457,515

End of year	$1,211,883	$1,016,166

Supplemental disclosure of noncash financing activities
Conversion of convertible preferred stock into common stock	$—	$45,221,655

The accompanying notes are an integral part of these financial statements.

F-B-5

Paratek Pharmaceuticals, Inc.

Notes to Financial Statements

1.	Nature of the Business

Paratek Pharmaceuticals, Inc. (the “Company”) is a Delaware corporation and has its principal place of business in Boston, Massachusetts. The Company was incorporated in July 1996. The Company is a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutics based upon tetracycline chemistry.

The Company has incurred cumulative net losses since its inception and expects to incur additional operating losses in the foreseeable future as the Company continues its product development programs. The Company is subject to a number of risks similar to other companies in the biotechnology and pharmaceutical industries, including rapid technological change, uncertainty of market acceptance of products, uncertainty of regulatory approval, competition from substitute products and larger companies, customers’ reliance on third-party reimbursement, the need to obtain additional financing, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability concerns, and dependence on key individuals.

The accompanying financial statements have been prepared on a basis that assumes that the Company will continue as a going concern. However, the Company has incurred significant losses and does not have product sales. The Company will need additional capital to further fund development, and seek regulatory approvals for, its product candidates, and begin to commercialize any approved products. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In June 2014, the Company entered into a definitive agreement to merge with Transcept Pharmaceuticals, Inc. (“Transcept”) and a subscription agreement with existing stockholders and new investors to provide the Company with additional capital to continue planned operations. See Note 15 for more information regarding this transaction. Concurrent with the execution of these agreements, Transcept made a bridge loan to the Company to provide resources to continue operations through the earlier of the closing of the transaction or the end of 2014. In the event that the Company is unable to complete this merger and financing, the Company would need to pursue other financing alternatives to continue operations in 2015. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. Having insufficient funds may require the Company to delay, reduce, or eliminate some or all of its development programs. Failure to obtain adequate financing could adversely affect the Company’s ability to operate as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of these uncertainties.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, derivative liabilities, convertible preferred stock warrants, stock options, useful lives for depreciation and amortization of long-lived assets and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

F-B-6

Segment and Geographic Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, and the Company operates in only one geographic segment.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company places its cash in an accredited financial institution and this balance is above federally insured amounts. The Company has no significant off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements. As of December 31, 2012, Warner Chilcott (now Actavis) represented 100% of accounts and unbilled receivables. For the years ended December 31, 2013 and 2012, Warner Chilcott (now Actavis) represented 32% and 93% of research and development revenue, respectively. For the year ended December 31, 2012, the NIH grant represented 100% of grant revenue.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents amounts on deposit in banks, money market funds and cash invested temporarily in various instruments with maturities of three months or less at the time of purchase.

Restricted Cash

Amounts pledged as collateral underlying a letter of credit for a lease deposit are classified as restricted cash. During 2013, the letter of credit expired in connection with the termination of an operating lease.

Fixed Assets

Fixed assets are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the respective lease on a straight-line basis. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in results of operations. Repair and maintenance costs are expensed as incurred.

Accrued Rent

Under terms of the Company’s lease agreements, as amended, payments escalate during the terms of the leases. The Company records an accrued rent liability to account for the rent associated with these leases on a straight-line basis over the terms of the leases.

Convertible Preferred Stock

Preferred Stock is initially recorded at the proceeds received, net of issuance costs and value allocated to warrants, where applicable.

Convertible Preferred Stock Warrants

The Company accounts for free standing warrants as liabilities at their fair value. The Company’s existing warrants are exercisable into convertible preferred stock that is classified as mezzanine equity on the balance sheets, and as such the fair value of the warrants is recorded as a liability. The Company measures the fair value at the end of each reporting period and records the change to other income (expense).

F-B-7

Other Income (Expense)

The Company records gains and losses on the change in fair value of convertible preferred stock warrants, the change in fair value of derivative liabilities and other one-time income or expense-related items in other income (expense) on the Company’s statements of operations.

Revenue Recognition

The Company enters into product development agreements with collaborators for the research and development of therapeutic products. The terms of these agreements may include nonrefundable signing and licensing fees, funding for research, development and manufacturing, milestone payments and royalties on any product sales derived from collaborations. The Company assesses these multiple elements in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, in order to determine whether particular components of the arrangement represent separate units of accounting.

In January 2011, the Company adopted new authoritative guidance on revenue recognition for multiple element arrangements. This guidance, which applies to multiple element arrangements entered into or materially modified on or after January 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual method. The fair value of deliverables under the arrangement may be derived using a best estimate of selling price if vendor-specific objective evidence and third-party evidence are not available. Deliverables under the arrangement will be separate units of accounting provided that a delivered item has value to the customer on a stand-alone basis, the arrangement does not include a general right of return relative to the delivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The Company recognizes upfront license payments as revenue upon delivery of the license only if the license has stand-alone value. If the license does not have stand-alone value, the revenue under the arrangement is recognized as revenue over the estimated period of performance.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company determines the period over which the performance obligations will be performed and revenue will be recognized. If the Company cannot reasonably estimate the timing and the level of effort to complete its performance obligations under the arrangement, then revenue under the arrangement is recognized on a straight-line basis over the period that the Company expects to complete its performance obligations, which is reassessed at each subsequent reporting period.

The Company’s collaboration agreements may include additional payments upon the achievement of performance-based milestones. As milestones are achieved, a portion of the milestone payment, equal to the percentage of the total time that the Company has performed the performance obligations to date over the total estimated time to complete the performance obligations, multiplied by the amount of the milestone payment, is recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period. If the Company has no future obligations under the collaboration agreement, the milestone payments are recognized as revenue in the period the milestone is received. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counterparty performance are not included in the Company’s revenue model until the performance conditions are met.

To date, the Company has not received any royalty payments or recognized any royalty revenue. The Company will recognize royalty revenue upon the sale of the relevant products, provided there are no remaining performance obligations under the arrangement.

The Company also adopted guidance that permits the recognition of revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the

F-B-8

milestone meets certain criteria and is considered to be substantive. As such, the Company plans to recognize revenue in the period in which the milestone is achieved, only if the milestone is considered to be substantive based on the following criteria:

a.	The milestone is commensurate with either of the following:

i.	The vendor’s performance to achieve the milestone.

ii.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

b.	The milestone relates solely to past performance.

c.	The milestone is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company did not enter into any significant multiple element arrangements or materially modify any of its existing multiple element arrangements during the years ended December 31, 2013 and 2012.

The Company records deferred revenue when payments are received in advance of the culmination of the earnings process. This revenue is recognized in future periods when the applicable revenue recognition criteria have been met.

Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred. The Company’s government grant payments are nonrefundable and contain no repayment obligations.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses consist of the costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities, research-related overhead, clinical trial costs, contracted services, manufacturing, license fees and other external costs. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received rather than when the payment is made.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which these temporary differences are expected to be recovered or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as components of income tax expense. To date, the Company has not taken any uncertain tax positions or recorded any reserves, interest or penalties.

F-B-9

Stock-Based Compensation

The Company expenses the fair value of employee stock options over the vesting period. Compensation expense is measured using the fair value of the award at the grant date, net of estimated forfeitures. The fair value of each stock-based award is estimated using the Black-Scholes option valuation model and is expensed over the vesting period.

Fair Value Measurements

Financial instruments, including cash and cash equivalents, unbilled receivables, accounts receivable and accounts payable are carried on the financial statements at amounts that approximate fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of a mutual fund held until December 2013. See Note 13 for additional detail. The mutual fund was managed by a financial institution with a strong credit rating. Accordingly, this investment is subject to minimal credit and market risks.

The following tables present information about the Company’s financial assets and liabilities that have been measured at fair value as of December 31, 2013 and 2012 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or other inputs that are observable market data. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	December 31,
Descriptions	(Level 1)	(Level 2)	(Level 3)	2013
Assets
Mutual fund	$—	$—	$—	$—

Liabilities
Convertible preferred stock warrants	$—	$—	$3,429	$3,429
Derivative liability	—	—	21,021,690	21,021,690

	$—	$—	$21,025,119	$21,025,119

	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	December 31,
Descriptions	(Level 1)	(Level 2)	(Level 3)	2012
Assets
Mutual fund	$—	$453,119	$—	$453,119

Liabilities
Convertible preferred stock warrants	$—	$—	$27,564	$27,564
Derivative liability	—	—	22,202,108	22,202,108

	$—	$—	$22,229,672	$22,229,672

F-B-10

As of December 31, 2012, the fair value of the mutual fund was determined through market observable sources and was classified as Level 2. The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivables, unbilled receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The fair value of the convertible preferred stock warrants was determined using the Black-Scholes option valuation model. The quantitative information associated with the fair value measurement of the Company’s Level 3 inputs related to the convertible preferred stock warrants include the fair value per share of the underlying convertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. The table below quantifies the inputs used as of December 31, 2013 and 2012.

	December 31, 2013 Series H	December 31, 2012 Series H
Remaining contractual term (in years)	2.21	3.21
Risk-free interest rate	0.34%	0.61%
Expected dividend yield	0%	0%
Expected volatility	73%	74%

The fair value of the derivative liability related to the nonconvertible and convertible notes was determined using a probability adjusted discounted cash flow model. The quantitative information associated with the fair value measurement of the Company’s Level 3 inputs related to the derivative liability include the probabilities of an event requiring repurchase of the convertible notes, which range from 10.0% to 45.0%, the estimated time to repurchase, which ranges from six months to twelve months, and a discount rate of 20%.

The following table provides a rollforward of the fair value of the convertible preferred stock warrants and derivative liability categorized as Level 3 instruments, for the years ended December 31, 2013 and 2012:

	Convertible Preferred Stock Warrants	Derivative Liability
Balances at December 31, 2011	$79,989	$—
Unrealized gain included in other income	(52,425)	—
Fair value of March 2012 Notes issuance	—	11,335,321
Unrealized gain on exchange of March 2012 Notes	—	(1,534,452)
Fair value of October 2012 Notes issuance	—	10,131,662
Unrealized loss included in other expense	—	2,269,577

Balances at December 31, 2012	27,564	22,202,108
Fair value of 2013 Notes issuance	—	6,846,974
Unrealized gain included in other income	(24,135)	(8,027,392)

Balances at December 31, 2013	$3,429	$21,021,690

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies, which are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2011, the FASB issued ASU No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated

F-B-11

using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company is January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-03 “Financial Instruments”. The amendment in the update clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of ASU 2011-04. The amendment clarifies that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This amendment is effective upon issuance. The adoption of this pronouncement did not have an impact on the Company’s financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11 “Income Taxes”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers”. The amendments in this update create Topic 606, “Revenue from Contracts with Customers”, and supersede the revenue recognition requirements in Topic 605, “Revenue Recognition”, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”, and create new Subtopic 340-40, “Other Assets and Deferred Costs—Contracts with Customers”. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the adoption of this ASU.

In June 2014, the FASB issued ASU 2014-12 “Compensation—Stock Compensation”. The amendments in this update create Topic 718, “Compensation—Stock Compensation”. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This ASU is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The amendments should be applied prospectively to all share-based payment awards that are granted or modified on or after the effective date, or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements, and to all new or modified awards thereafter. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position or results of operations.

3.	Net Loss Per Share Available to Common Stockholders

Basic net loss per share available to common stockholders is calculated by dividing the net loss available to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share available to common stockholders is computed by dividing the net loss available to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-

F-B-12

stock method or the as if converted method, as applicable. For purposes of this calculation, convertible preferred stock, stock options and convertible preferred stock warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share available to common stockholders when their effect is dilutive.

The following table presents the computation of basic and diluted net loss per share available to common stockholders and pro forma net loss per share available to common stockholders:

	Years Ended December 31,
	2013	2012
Numerator
Net loss	$(4,653,310)	$(43,193,449)
Less: Unaccreted dividends on convertible preferred stock	(6,765,601)	(6,765,601)

Net loss available to common stockholders-basic and diluted	(11,418,911)	(49,959,050)
Denominator
Weighted-average common shares outstanding	914,367	564,498

Net loss per share available to common stockholders- basic and diluted	$(12.49)	$(88.50)

The following outstanding shares subject to options and warrants to purchase common stock were antidilutive due to a net loss in the years presented and, therefore, were excluded from the dilutive securities computation as of the dates indicated below:

	Years Ended December 31,
	2013	2012
Excluded potentially dilutive securities(1):
Convertible preferred stock	3,500,000	3,500,000
Shares subject to options to purchase common stock	85,359	98,233
Shares subject to warrants to purchase preferred stock	33,230	33,230

Totals	3,618,589	3,631,463

(1)	The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the year end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

4.	License and Collaboration Agreements

Tufts

Under a license agreement with Tufts University, the Company is required to make aggregate regulatory milestone payments of up to $300,000 associated with the filing of an NDA and approval of its first product candidate, $50,000 of which has been paid. The Company is also obligated to pay Tufts a minimum royalty in the amount of $25,000 per year if the Company does not sponsor at least $100,000 of research at Tufts in such year. The Company also agreed to pay Tufts either low single-digit royalties based on gross sales or low double-digit royalties based on sublicensed product royalties for certain of its products when and if they are commercialized. As of December 31, 2013 and 2012, $72,917 and $47,917, respectively, were included in accounts payable and accrued expenses.

F-B-13

Actavis

On July 2, 2007, the Company signed a Collaborative Research and License Agreement (the “CRL Agreement”) with a subsidiary of Warner Chilcott plc (“Warner Chilcott”), which has since been acquired by Actavis. The CRL Agreement provides Actavis with an exclusive patent license in the U.S. for the research, development and commercialization of a tetracycline derived treatment for acne and rosacea. The CRL Agreement provides that during the research period of the collaboration, the Company and Actavis will seek to identify for clinical development a novel tetracycline derivative discovered by the Company. Thereafter, Actavis will be responsible for the U.S. development and commercialization of compounds arising from the research portion of the collaboration. Under the terms of the CRL Agreement, the Company received a $4,000,000 upfront payment and funding for the research portion of the collaboration, and may be eligible to receive future milestone payments of up to aggregate amounts of approximately (i) $4,000,000 upon the achievement of clinical milestones; (ii) $5,000,000 upon the achievement of regulatory milestones; and (iii) $12,000,000 upon the achievement of commercialization milestones, and tiered royalties based on a percentage of U.S. net product sales ranging from the mid single digits to low double digits. The Company retained rights to all products covered by the CRL Agreement outside of the U.S.

The Company determined whether the performance obligations under this collaboration could be accounted for separately or as a single unit of accounting. The Company determined that the license, participation on steering committees and research and development services performance obligations during the research period of the CRL Agreement represented a single unit of accounting. As the Company could not reasonably estimate its level of effort, the Company recognized revenue from the upfront payment, milestone payment and research and development services payments using the contingency-adjusted performance model over the expected development period. The development period was completed in June 2010. Under this model, when a milestone was earned or research and development services were rendered, revenue was immediately recognized on a pro-rata basis in the period the milestone was achieved or services were delivered based on the time elapsed from the effective date of the agreement. Thereafter, the remaining portion was recognized on a straight-line basis over the remaining development period. The Company has determined that each potential future clinical, regulatory and commercialization milestone is substantive. In making this determination, pursuant to ASC 605-28-50-2, the Company considered and concluded that each individual milestone: (i) relates solely to the past performance of the intellectual property to achieve the milestone; (ii) is reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) is commensurate with the enhanced value of the intellectual property as a result of the milestone achievement. As the Company’s obligations under this arrangement have been completed, all future milestones, which are all considered substantive, will be recognized as revenue when achieved.

Also, the Company, at its discretion, may provide manufacturing process development services to Actavis in exchange for full-time equivalent based cost reimbursements. The Company determined that the manufacturing process development services are considered a separate unit of accounting as (i) they are set at the Company’s discretion, (ii) they have stand-alone value, as these services could be performed by third parties, and (iii) the full-time equivalent rate paid for such services rendered is considered fair value. Therefore, the Company recognizes cost reimbursements for manufacturing process development services as revenue as the services are performed.

During 2007, the Company received $4,000,000 as an upfront payment associated with the CRL Agreement. During 2010, the Company received $1,000,000 as a milestone payment associated with the CRL Agreement. For the years ended December 31, 2013 and 2012, the Company did not recognize revenue related to the upfront, milestone and research services payments made during the development period as this revenue had previously been recognized.

In May 2012, the Company received $2,400,000 as a milestone payment related to the CRL Agreement and recognized this as revenue in the year ended December 31, 2012. No milestone payments were received, and no milestones were met in the year ended December 31, 2013.

F-B-14

Novartis

On September 18, 2009, the Company signed a Collaborative Development, Manufacture and Commercialization License Agreement (the “Novartis Agreement”) with Novartis. The Novartis Agreement provided Novartis with a global, exclusive patent license for the development, manufacturing and marketing of the Company’s novel, broad-spectrum oral and intravenous antibiotic, omadacycline. Under the Novartis Agreement, Novartis was to have led development activities for omadacycline, and the Company was to have co-developed and contributed a share of the development expense. Under the terms of the Novartis Agreement, the Company was entitled to receive an upfront payment, milestone payments relating to the product during the development and commercialization periods and royalties on worldwide sales.

The Company determined whether the performance obligations under this collaboration including the license, participation on steering committees and research and development services could be accounted for separately or as a single unit of accounting. The Company determined that the performance obligations represented a single unit of accounting. As the Company could not reasonably estimate its level of effort over the collaboration, the Company recognized revenue from the upfront payment, milestone payment and research and development service payments using the contingency-adjusted performance model over the expected development period, which was originally estimated to be 3.5 years from the effective date of the Novartis Agreement. Under this model, when a milestone was earned or research and development services were rendered, revenue was immediately recognized on a pro-rata basis in the period the milestone was achieved or services were delivered based on the time elapsed from the effective date of the agreement. Thereafter, the remaining portion was recognized on a straight-line basis over the remaining development period.

During 2009, the Company received $70,000,000 as an upfront payment associated with the Novartis Agreement. During 2010, the Company received $10,000,000 as a milestone payment related to the Novartis Agreement. In August 2011, the Novartis Agreement was terminated, and the Company has no future collaboration obligations under the Novartis Agreement. As a result of termination of the Novartis Agreement in 2011, the Company recognized the remaining $51,868,213 in deferred revenue as research and development revenue.

In January 2012, the Company and Novartis entered into a letter agreement, referred to as the Novartis Letter Agreement, in which the Company reconciled shared development costs and expenses and granted Novartis a right of first negotiation with respect to commercialization rights of omadacycline following approval of omadacycline from the FDA, EMA or any regulatory agency, but only to the extent that the Company has not previously granted such commercialization rights related to omadacycline to another third party as of any such approval. Pursuant to the reconciliation of development costs and expenses, the Company agreed to pay Novartis approximately $2.9 million on June 30, 2012. As of December 31, 2013 and 2012, this amount remains outstanding and is included in accrued expenses.

In October 2012, the Company reached agreement with Novartis that it would accrue interest on the amount owed at a rate of 9.5% per year, compounded quarterly, until repaid. The Company agreed that it would repay the amount owed from any cash upfront and milestone payments that it receives pursuant to a licensing or other strategic transaction, except for reimbursements of certain development costs. Additionally, the Company agreed to repay the amount owed from any equity, debt or other financing or funding proceeds, provided that, prior to March 31, 2013, the Company would not be required to repay the amount owed out of financing or funding proceeds until the Company has received in excess of $95 million from these sources. The Company had not raised financing proceeds in excess of $95 million as of December 31, 2013 and 2012. Per the agreement, the interest rate payable on the amount owed increased to 15% per year, compounded quarterly, as of January 1, 2014, as the Company had not paid Novartis in full by this date. Subject to the exception noted above relating to financing or funding proceeds in excess of $95 million prior to March 31, 2013, Novartis has waived its right to take legal action to collect the amount owed until the earlier of January 1, 2015 and 15 days after the Company’s receipt of funds in a strategic transaction or financing, from which the Company has not paid Novartis the lesser of (1) at least 75% of the amount of such funds and (2) the remaining amount the Company owes Novartis at that time. For the year

F-B-15

ended December 31, 2013, the Company recorded accrued interest expense in the amount of $296,988 related to this agreement with Novartis. For the years ended December 31, 2013 and 2012, the Company recorded interest expense of $296,988 and $139,456, respectively. The cumulative balance of accrued interest recorded in accrued expense on the balance sheets at December 31, 2013 and 2012 was $436,444 and $139,456, respectively.

In June 2014, the Company and Novartis agreed to amend the October 2012 letter agreement between the two companies. The amendment states that in lieu of payment of all remaining unpaid development costs and accrued interest owed by the Company, the Company agrees to pay Novartis a royalty based on annual net sales of the Company’s products. See Note 15.

5.	Fixed Assets, Net

Fixed assets consist of the following:

	December 31,
	2013	2012
Laboratory equipment	$230,141	$2,251,754
Office equipment	169,716	207,222
Computer equipment	343,694	379,156
Computer software	442,752	447,321
Automobile	39,736	39,736
Leasehold improvements	179,235	360,470

Gross fixed assets	1,405,274	3,685,659
Less: Accumulated depreciation	(1,371,848)	(3,497,609)

Net fixed assets	$33,426	$188,050

Depreciation and amortization expense for the years ended December 31, 2013 and 2012 was $97,515 and $222,873, respectively, which is included in general and administrative and research and development expense on the accompanying statements of operations.

During 2013, the Company retired fixed assets of $2,315,377 with accumulated depreciation of $2,258,268, which resulted in a net gain on retirement of $172,224 due to proceeds received of $229,333. These retirements were related to the termination of the Company’s leased laboratory facility and associated auction sales and disposals of equipment. During 2012, the Company retired fixed assets of $10,622 with accumulated depreciation of $10,622, which resulted in a net gain on retirement of $13,804 due to proceeds received of $13,804.

6.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2013	2012
Accrued legal costs	$438,615	$1,619,811
Accrued contract research	2,964,779	2,978,256
Accrued professional fees	359,000	644,100
Accrued compensation	362,996	215,788
Accrued interest	436,444	139,456
Accrued other	185,736	320,051

	$4,747,570	$5,917,462

F-B-16

7.	Derivative Liability—Related Party

March 2012 Notes

In February and March 2012, the Company issued nonconvertible notes (the “March 2012 Notes”) to certain individuals and entities in the original aggregate principal amount of $5,793,642. The holders of the March 2012 Notes include officers, employees and directors of the Company, making the March 2012 Notes related party in nature. Pursuant to the terms of the March 2012 Notes, upon a reorganization, which is defined as a capital reorganization of the common stock (other than a subdivision, combination, recapitalization, reclassification or exchange of shares), a consolidation or merger of the Company, other than a merger or consolidation of the Company in a transaction in which the Company’s shareholders immediately prior to the transaction possess more than 50% of the voting securities of the surviving entity (or parent, if any) immediately after the transaction, or a sale of all or substantially all of the Company’s assets, the March 2012 Notes become due and payable and the Company is required to repurchase each note in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10.0% per year.

Upon certain liquidity events, including the license, transfer or assignment of all or a material portion of the Company’s assets or intellectual property, a public offering or any other alternative financing other than a reorganization defined above, the board of directors determines that the Company has sufficient cash on hand to repurchase the March 2012 Notes and to fund the Company’s working capital and funding needs for the Company’s clinical trials and related activities for at least 180 days, then the Company is required to repurchase such notes at an amount equal to the outstanding principal amount of such notes, plus an amount equal to (i) 150% of the outstanding principal amount of each note if such repurchase occurs before August 13, 2013, or (ii) 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10.0% per year, if the repurchase occurs after August 13, 2013. In such instance, if the Company only has sufficient cash to repurchase a portion of the March 2012 Notes, they shall be repurchased on a pro rata basis. The March 2012 Notes may also be repurchased by the Company at any time with approval by the board of directors and consent from the holders of more than 50% of the outstanding March 2012 Notes, in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10.0% per year. The March 2012 Notes do not have a contractual maturity date.

The purchase agreement pursuant to which the March 2012 Notes were issued included a provision that required the existing convertible preferred stockholders to participate in the offering of the March 2012 Notes based on their pro rata share of the $5,000,000 offering amount. On March 21, 2012, pursuant to a vote of certain preferred stockholders, all convertible preferred stock was converted to common stock effective upon the close of business on the day immediately preceding the second closing of the March 2012 Notes financing. The convertible preferred stockholders who contributed at least their pro rata share converted back to their respective series of convertible preferred stock and retained the rights and privileges of their respective preferred stock class. See Note 9 below for these rights and preferences. In the event that the convertible preferred stockholders did not contribute their pro rata share, these stockholders continued to hold common stock. Upon the completion of the transaction, 1,024,509 shares of convertible preferred stock that were converted into 218,324 shares of common stock remained outstanding as shares of common stock.

The March 2012 Notes meet the definition of a derivative in their entirety as defined by ASC 815-10-15-83. The derivative was recorded at a fair value of $11,335,321 upon the closing of the transaction within the derivative liability line on the balance sheets. As the fair value of the derivative liability exceeded the proceeds of the March 2012 Notes, the difference of $5,541,679 between the fair value of the derivative liability and the proceeds from the March 2012 Notes was recorded as a charge to other expense at the time of the closing of the transaction. The derivative liability is marked to market at each reporting period with the change in fair value recorded in other income and expense.

The fair value of the derivative liability was determined using unobservable inputs and therefore is considered a Level 3 liability in the fair value hierarchy.

F-B-17

October 2012 Notes

In October 2012, the Company entered into a note and stock purchase agreement and issued $5,000,000 in aggregate principal amount of convertible notes to certain of the Company’s existing stockholders (the “October 2012 Notes”). The holders of the October 2012 Notes include officers, employees and directors of the Company, making the October 2012 Note transaction related party in nature. The terms of the October 2012 Notes were substantially similar to the terms of the March 2012 Notes as described above with the following exceptions:

•	Each October 2012 Note holder is entitled to receive up to four shares of the Company’s common stock for each $1.00 of notes purchased, with one-third of such shares, the “upfront shares”, issued upon the purchase of the October 2012 Notes, and the remaining two-thirds of such shares, the “deferred shares”, issued upon the completion of an initial public offering, so long as the offering occurs prior to April 2, 2013. The Company issued 224,802 upfront shares associated with the $5,000,000 raised in October 2012. The Company would have issued 449,623 shares if the Company had completed an initial public offering by April 2, 2013.

•	If the board of directors approves any other private financing that is completed prior to an initial public offering, each holder will be entitled to convert such holder’s investment in the notes, including the outstanding principal amount plus accrued and unpaid simple interest at 10.0% from the date of issuance, into the security that is issued as part of such private financing on terms and conditions no less favorable to the other investors participating in such private financing. All holders of the October 2012 Notes who elect to convert their notes, however, will forfeit all of their upfront shares, as well as the right to receive any deferred shares.

The Company has determined that the upfront and deferred shares are free-standing financial instruments that will be separately accounted for as equity.

•	The 224,802 upfront shares issued simultaneously with the October 2012 Notes were recorded in equity at a fair value of $4,666,535 along with a corresponding charge to other expense in the year ended December 31, 2012.

•	The 449,623 deferred shares to be issued upon completion of the initial public offering were recorded in equity at a fair value of $8,870,470 along with a corresponding charge to other expense in the year ended December 31, 2012.

The October 2012 Notes also meet the definition of a derivative in their entirety as set forth in ASC 815-10-15-83. This derivative was recorded at a fair value of $10,131,662 upon the closing of the transaction within the derivative liability line on the balance sheets. The $5,131,662 excess of the fair value of the derivative liability over the $5,000,000 of proceeds from the October 2012 Notes was recorded as other expense at the time of the closing of the transaction.

Exchange Notes, 2012 Notes and 2013 Notes

Additionally, in October 2012 the Company and the holders of the March 2012 Notes agreed to exchange all of the March 2012 Notes for notes with substantially similar terms as the October 2012 Notes (the “Exchange Notes” and together with the October 2012 Notes, the “2012 Notes”), except that the holders of the Exchange Notes are not entitled to receive any upfront or deferred shares of the Company’s common stock. The Exchange Notes also meet the definition of a derivative in their entirety as set forth in ASC 815-10-15-83. The total fair value of the Exchange Notes was $11,752,726 upon exchange. Accordingly, the Company recorded the $1,534,452 difference between this fair value and the net carrying value of the March 2012 Notes of $13,287,178 as a gain in the statement of operations for the year ended December 31, 2012.

In 2013, the Company issued $4,806,300 in aggregate principal amount of additional convertible promissory notes to certain investors, including existing stockholders (the “2013 Notes”). The holders of the 2013 Notes

F-B-18

include officers, employees and directors of the Company, making the 2013 Note transaction related party in nature. The terms of the 2013 Notes were identical to the terms of the October 2012 Notes described above. The Company issued 216,087 upfront shares associated with the $4,806,300 raised in 2013, which was recorded in equity at a fair value of $2,947,780 along with a corresponding charge to other expense in the year ended December 31, 2013. No deferred shares were issued as an initial public offering had not occurred prior to April 2, 2013, and as such there was no value assigned to any deferred shares associated with the 2013 Notes. The $2,040,675 excess of the fair value of the derivative liability over the $4,806,300 of proceeds from the 2013 Notes was recorded as other expense in the year ended December 31, 2013.

Together, the “Exchange Notes”, the “October 2012 Notes” and the “2013 Notes” are referred to as the “Convertible Notes”. The Convertible Notes derivative liability is marked to fair value each reporting period with the change in fair value recorded in other income and expense. During the year ended December 31, 2012, the Company recorded $2,269,577 in other expense related to the remeasurement of the fair value of the derivative liability. During the year ended December 31, 2013, the Company recorded $8,027,392 in other income related to the remeasurement of the fair value of the derivative liability.

Upon completion of an initial public offering, all of the Convertible Notes will be exchanged for notes with revised repurchase and conversion terms (the “Post-IPO Notes”). Pursuant to the terms of the Post-IPO Notes, the Company will be obligated to repurchase all Post-IPO Notes in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10.0% per year, upon the earlier to occur of (i) a reorganization, which is defined as a capital reorganization of the common stock (other than a subdivision, combination, recapitalization, reclassification or exchange of shares), a consolidation or merger of the Company (other than a merger or consolidation of the Company in a transaction in which the Company’s shareholders immediately prior to the transaction possess more than 50% of the voting securities of the surviving entity (or parent, if any) immediately after the transaction) or a sale of all or substantially all of the Company’s assets, or (ii) approval of any of the Company’s product candidates, including omadacycline, for any indication by the FDA, the EMA or the equivalent regulatory agencies in at least two European countries. Additionally, the Company may choose to repurchase the Post-IPO Notes in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10.0% per year, prior to the events described in (i) or (ii) above if, after one or more specified liquidity events as described below, such repurchase is permitted under any existing loan documents and the board of directors determines in good faith that (A) none of the proceeds of the planned initial public offering will be used to effect such repurchase and (B) the Company has sufficient cash to fund its general operating needs through the completion of the two planned Phase 3 registration studies for acute bacterial skin and skin structure infections (“ABSSSI”) and an additional 12 months thereafter. To effect this early repurchase, one or more liquidity events must have occurred, which include, among other things, a license or a public offering other than the planned initial public offering. In addition, any holder of Post-IPO Notes may convert all or a portion of the then-outstanding principal amount and any unpaid accrued interest of the Post-IPO Notes into shares of common stock in an amount equal to 150% of the principal amount of the Post-IPO Note elected to be converted, plus accrued and unpaid interest, at a conversion price equal to 115% of the initial public offering price. No Post-IPO Notes had been issued as of December 31, 2013 as the Company had not completed an initial public offering.

In 2014, the Company and the holders of the Convertible Notes agreed to convert all outstanding principal and interest into shares of a new series of the Company’s convertible preferred stock. Accordingly, the corresponding derivative liability is recorded in current liabilities on the balance sheet as of December 31, 2013. See Note 15 for additional detail.

F-B-19

8.	Line of Credit

In November 2012, the Company entered into a $15.0 million loan and security agreement with Oxford Finance LLC (“Oxford”), contingent upon certain conditions, including the receipt by the Company of net proceeds of not less than $50.0 million from its proposed initial public offering by March 15, 2013. The Company terminated the loan and security agreement in July 2013 with no amounts drawn.

9.	Common and Convertible Preferred Stock

In July 1996, the Company was incorporated in Delaware and, under the terms of the articles of incorporation, as amended, the capital stock of the Company consists of common shares authorized of 30,000,000 shares and preferred shares authorized of 15,000,000 shares. On May 28, 2004, the board of directors authorized the Company to increase the amount of common stock from 30,000,000 shares to 70,000,000 shares. Additionally, the board of directors also authorized the Company to increase the amount of preferred stock from 15,000,000 shares to 35,000,000 shares. Of the 35,000,000 preferred shares authorized as of the filing of the Company’s Amended and Restated Certificate of Incorporation dated October 19, 2007, 1,500,000 shares have been designated as Series A Convertible Preferred, 755,835 designated as Series B Convertible Preferred, 5,100,500 designated as Series C Convertible Preferred, 6,390,866 designated as Series D Convertible Preferred, 928,249 designated as Series E Convertible Preferred, 2,630,914 designated as Series F Convertible Preferred, 1,229,105 designated as Series G Convertible Preferred and 9,937,251 designated as Series H Convertible Preferred. The remaining 6,527,280 preferred shares authorized have yet to be designated.

On October 2, 2012, upon approval of the board of directors and requisite stockholders, the Company amended its Certificate of Incorporation to increase the total authorized shares of common stock issuable by the Company by 50,000,000 to 120,000,000.

On March 7, 2014, upon approval of the board of directors and requisite stockholders, the Company amended and restated its Certificate of Incorporation to effect a reverse stock split of all shares of the Company’s capital stock, to effect a subsequent reclassification of certain series of the Company’s convertible preferred stock and to eliminate certain series of the Company’s existing convertible preferred stock. The effects of this recapitalization of the Company’s capital stock have been presented retroactively in these financial statements for the years ended December 31, 2013 and 2012. See Note 15 for additional detail.

F-B-20

The following is a summary of the Company’s convertible preferred stock:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Liquidation Preference (Per Share)	Conversion Price (Per Share)
December 31, 2013
Series A	1,500,000	195,648	$1,128,475	$2,570,800	$13.14	$5.88
Series B	755,835	—	—	—	—	—
Series C	5,100,500	597,666	12,983,368	29,394,737	49.18	23.51
Series D	6,390,866	963,616	26,842,054	53,155,038	55.16	27.92
Series E	928,249	—	—	—	—	—
Series F	2,630,914	128,344	3,337,129	6,290,796	49.02	27.92
Series G	1,229,105	—	—	—	—	—
Series H	9,937,251	1,614,726	36,274,117	57,548,353	35.64	24.07

	28,472,720	3,500,000	$80,565,143	$148,959,724

December 31, 2012
Series A	1,500,000	195,648	$1,128,475	$2,478,800	$12.67	$5.88
Series B	755,835	—	—	—	—	—
Series C	5,100,500	597,666	12,983,368	28,270,577	47.30	23.51
Series D	6,390,866	963,616	26,842,054	51,002,171	52.93	27.92
Series E	928,249	—	—	—	—	—
Series F	2,630,914	128,344	3,337,129	6,004,014	46.78	27.92
Series G	1,229,105	—	—	—	—	—
Series H	9,937,251	1,614,726	36,274,117	54,438,561	33.71	24.07

	28,472,720	3,500,000	$80,565,143	$142,194,123

For the year ended December 31, 2012, in conjunction with the issuance of nonconvertible notes as described in Note 7, certain convertible preferred stock converted to common stock as certain stockholders did not participate in the March 2012 Notes financing. There was no convertible preferred stock activity for the year ended December 31, 2013. At December 31, 2013, there were no shares of Series B, Series E or Series G Convertible Preferred Stock outstanding.

The rights and preferences at December 31, 2013 of the Series A, Series C, Series D, Series F and Series H Convertible Preferred Stock (collectively the “Preferred Stock”) are as follows:

Voting Rights

Series A, Series C, Series D, Series F and Series H Convertible Preferred Stockholders are entitled to vote together with all other classes and series of stock as a single class on all matters, except those matters requiring a separate class vote, and are entitled to the number of votes equal to the number of shares of common stock into which each share of the applicable Series of Preferred Stock is then convertible.

Dividends

Shares of Series A, Series C, Series D, Series F and Series H Convertible Preferred Stock accrue cumulative dividends at a rate of 8% per annum. Such cumulative dividends shall be paid only upon liquidation, dissolution or winding-up of the Company, or a consolidation, merger or sale of substantially all of the assets of the Company. As of December 31, 2013, no dividends have been declared or paid by the Company.

F-B-21

Liquidation Preference

The holders of Series H Convertible Preferred Stock are entitled to be paid an amount equal to the greater of (i) $24.07 per share of Series H Convertible Preferred Stock, plus all accrued but unpaid dividends, or (ii) the amount per share of Series H Convertible Preferred Stock that the holder would have been entitled to if such holder had converted such shares of Series H Convertible Preferred Stock into common stock immediately prior to such liquidation event, first out of the assets of the Company available for distribution to the holders of the Company’s capital stock of all classes subject to the payment in full of all amounts required to be distributed to the holders of any other class of stock of the Company ranking on liquidation prior and in preference to the Series H Convertible Preferred Stock, but before payment or distribution of any assets to the holders of any other class or series of the Company’s capital stock designated as junior to the Series H Convertible Preferred Stock. The holders of Series A, Series C, Series D and Series F Convertible Preferred Stock are then entitled to be paid out together from the remaining assets of the Company available for distribution to the holders of the Company’s capital stock, an amount equal to the issuance price of each series of convertible preferred stock, plus all accrued or declared but unpaid dividends. After payments to holders of preferred stock, the remaining assets of the corporation are distributed on a pro rata basis among the holders of common stock.

Conversion

Each share of convertible preferred stock is convertible into common stock at any time by dividing its issuance price by the conversion price, which is equal to the issuance price for Series A, Series C, Series D, Series F and Series H Convertible Preferred Stock at December 31, 2013, and is subject to antidilution adjustment. At December 31, 2013 and 2012, following the conversion of certain convertible preferred stock into common stock as part of the 2012 Note financing, there are no shares of Series B, Series E or Series G Convertible Preferred Stock outstanding. As of December 31, 2013, upon the closing of a sale of shares of common stock in a public offering all outstanding shares of each series of preferred stock shall be automatically converted into shares of common stock at the then effective conversion price provided certain minimum proceeds and price per share conditions were met.

10.	Convertible Preferred Stock Warrants

As of December 31, 2011, the Company had 35,812 warrants outstanding with a weighted-average exercise price of $27.92 to purchase Series F Convertible Preferred Stock (the “Series F warrants”). On June 30, 2012, the Series F warrants expired unexercised. As of December 31, 2013 and 2012, the Company had 33,230 warrants outstanding with a weighted-average exercise price of $24.07 to purchase Series H Convertible Preferred Stock (the “Series H warrants”).

For the years ended December 31, 2013 and 2012, the Company recorded other income related to the remeasurement of the Series F warrants of $0 and $34, respectively. For the years ended December 31, 2013 and 2012, the Company recorded other income related to the remeasurement of the Series H warrants of $24,135 and $52,391, respectively.

11.	Stock-Based Compensation

In December 1996, the board of directors approved the 1996 Stock Option Plan (the “1996 Plan”). Under the 1996 Plan, as amended, options to purchase 4,500,000 shares of common stock were approved for grant. Under the 1996 Plan, the Company may grant incentive or nonqualified stock options. On September 29, 2000, the board of directors approved amendments to the 1996 Plan to include grants of restricted stock awards. Generally, stock options and restricted stock awards are granted at no less than fair market value as determined by the board of directors, expire no later than ten years from the date of grant and vest over various periods not exceeding five years. Under the terms of the 1996 Plan, as amended, the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value of the common stock on the date of grant.

F-B-22

In September 2000, the board of directors approved amendments to the 1996 Plan to allow for the early exercise of unvested stock options, subject to certain restrictions including the ability of the Company to repurchase such shares upon an option holder’s termination of employment with the Company if such shares have not yet vested. As a result of this amendment, all options outstanding became exercisable.

In October 2005, the board of directors approved the 2005 Stock Option Plan (the “2005 Plan”). Under the 2005 Plan, options to purchase 1,500,000 shares of common stock were approved for grant. In addition, all remaining shares available for grant under the 1996 Plan became authorized for issuance under the 2005 Plan. In April 2012, the board of directors approved an increase of options available for grant under the 2005 Plan by 1,500,000 shares. Under the 2005 Plan, the Company may grant incentive or nonqualified stock options. Under the terms of the 2005 Plan the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value for the common stock on the date of grant. Generally, stock options and restricted stock awards are granted at no less than fair market value, expire no later than ten years from grant and vest over numerous periods not exceeding four years. The 2005 Plan allows for the early exercise of unvested stock options, subject to certain restrictions including the ability of the Company to repurchase such shares upon an option holder’s termination of employment with the Company if such shares have not yet vested.

A summary of stock option activity for the years ended December 31, 2013 and 2012 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted– Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding
Balances at December 31, 2011	67,901	$42.17	5.0	$1,164
Granted	53,940	21.65
Exercised	(4,317)	15.01
Forfeited	(19,291)	45.64

Balances at December 31, 2012	98,233	31.42	7.1	$—
Granted	—	—
Exercised	(58)	26.20
Forfeited	(12,816)	28.75

Balances at December 31, 2013	85,359	$31.82	6.2	$—

Exercisable, December 31, 2012	98,233	$31.42	7.1	$—

Exercisable, December 31, 2013	85,359	$31.82	6.2	$—

Vested and expected to vest, December 31, 2012	94,768

Vested and expected to vest, December 31, 2013	84,526

At December 31, 2013 and 2012, 85,359, and 98,233 stock options were exercisable, respectively, and 45,165 and 32,349 stock options were available for grant, respectively. Of the total options exercisable at December 31, 2013 and 2012, 75,541 and 57,361, respectively, were vested and 9,818 and 40,872, respectively, were subject to further vesting provisions. At December 31, 2013 and 2012, the Company had no shares exercised by employees that were still subject to certain vesting restrictions. The shares are released from the restrictions ratably over the remaining vesting periods.

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock of $13.64 per share at December 31, 2013, and $20.76 per share at December 31, 2012, and the exercise price of the underlying options.

The total intrinsic value of stock options exercised was $0 and $28,940 for the years ended December 31, 2013 and 2012, respectively.

F-B-23

The weighted-average grant-date fair value of grants of stock options was $13.64 per share for the year ended December 31, 2012. No stock options were granted in the year ended December 31, 2013.

Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The expected term and expected volatility are based on comparable companies from a representative peer group based on industry and market capitalization. The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the input to the Black-Scholes model. The relevant data used to determine the value of the stock option grants is as follows:

	Years Ended December 31,
	2013	2012
Volatility	—	72.0%
Weighted average risk-free interest rate	—	0.8%
Expected dividend yield	—	0.0%
Expected life of options (in years)	—	6.1

For all grants, the amount of stock-based compensation expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data.

The Company recognizes the associated compensation expense over the vesting periods of the awards, net of estimated forfeitures. The following table presents stock-based compensation expense included in the Company’s statements of operations.

	Years Ended December 31,
	2013	2012
Research and development expense	$97,455	$181,800
General and administrative expense	151,298	304,624

Total stock-based compensation expense	$248,753	$486,424

Total unrecognized stock-based compensation expense for all stock-based awards was $94,119 at December 31, 2013. This amount will be recognized over a weighted-average period of 1.7 years.

12.	Income Taxes

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance.

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	Years Ended December 31,
	2013	2012
Federal statutory rate	35.00%	35.00%
State taxes, net of federal benefits	7.96	2.12
Permanent differences	19.40	(20.63)
Change in tax rate	0.00	(0.20)
Change in valuation allowance	(62.36)	(16.29)
Other	0.00	0.00

	0.00%	0.00%

F-B-24

Significant components of the Company’s net deferred tax assets at December 31, 2013 and 2012 are as follows:

	Years Ended December 31,
	2013	2012
Deferred tax assets
Net operating losses	$41,665,019	$39,349,941
Accrued expenses	188,382	115,013
Tax credit carryforwards	6,220,502	6,060,354
Depreciation and amortization	(15,946)	67,368
Capitalized research and development	11,996,434	12,147,318
Deferred revenue	137,328	213,977
Other	269,883	233,799

Total gross deferred tax assets	60,461,602	58,187,770
Valuation allowance	(60,461,602)	(58,187,770)

Net deferred tax assets	$—	$—

The change in the valuation allowance against the deferred tax assets in the years ended December 31, 2013 and 2012 was as follows:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year

December 31, 2012	$51,924,405	$9,865,917	$(3,602,551)	$58,187,770
December 31, 2013	58,187,770	5,301,803	(3,027,971)	60,461,602

As of December 31, 2013, the Company had federal and state net operating loss carryforwards of $111,826,710 and $48,570,585 respectively, which begin to expire in 2018 and 2014, respectively. As of December 31, 2013, the Company had federal and state research and development tax credits carryforwards of $4,060,813 and $3,322,598, respectively, which begin to expire in 2014.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credits. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance of $60,461,602 and $58,187,770 has been established at December 31, 2013 and 2012, respectively.

Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company last performed a Section 382 limitation study in 2008.

The Company adopted the provisions of ASC 740-10 “Accounting for Uncertainty in Income Taxes—an interpretation of ASC 740”, on January 1, 2009. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740 “Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

F-B-25

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The earliest tax years that remain subject to examination by jurisdiction is 2010 for both federal and Massachusetts. However, to the extent the Company utilizes net operating losses from years prior to 2010, the statute remains open to the extent of the net operating losses utilized. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision. There was no interest or penalties pertaining to uncertain tax positions in 2013 and 2012.

13.	Related Party Transaction

Deferred Compensation

During 1999, a supplemental retirement plan was established for a Company executive. The Company accrued a portion of the employee’s base salary until retirement or termination of employment. The amounts accrued were invested in publicly traded mutual funds and the executive was fully vested at all times. As of December 31, 2012, $453,119 was held as an investment that is included in other assets on the accompanying balance sheets. The executive terminated his employment with the Company in December 2013, and the full amount accrued was distributed to the executive in accordance with the plan. As of December 31, 2013, there were no amounts accrued related to this plan on the accompanying balance sheets.

14.	Commitments and Contingencies

The Company has two operating leases for office space. The Company amended the first lease agreement to include additional facilities and to extend lease terms on certain space, utilizing the terms of the original lease agreement on three separate occasions. Accordingly, the future minimum operating lease obligations under these noncancelable leases are as follows:

Lease Obligations

Years Ended December 31,
2014	$530,504
2015	512,992
2016	512,992

Total	$1,556,488

Under terms of the Company’s lease agreements, as amended, payments escalate during the terms of the leases. The Company has recorded an accrued rent liability of $105,616 and $157,813 at December 31, 2013 and 2012, respectively, to account for these leases on a straight-line basis over the term of the lease.

In June 2012, the Company terminated one of its operating leases prior to the contractual termination date. As a result of the early termination, the Company was required to pay the landlord an aggregate of $1,615,357 through monthly payments until May 2013. This amount was recorded as rent expense in the year ended December 31, 2012. As of December 31, 2012, the Company had $589,882 of remaining obligation related to this termination recorded within other current liabilities on the balance sheet. As of December 31, 2013, the Company had no remaining obligation recorded within other current liabilities on the balance sheet.

In August 2013, the Company terminated another of its operating leases prior to the contractual termination date. No additional amounts were due to the landlord as a result of the early termination.

Net rent expense recorded by the Company for the years ended December 31, 2013 and 2012 was $1,029,973 and $3,593,509, respectively.

In April 2012, the board of directors approved a $500,000 pool for a cash retention plan in order to retain key employees of the Company. The terms of the plan state that eligible employees will receive 50% of

F-B-26

their bonus on the earlier of August 31, 2012 and the completion of a successful aggregate capital raise of at least $10,000,000 and the remaining 50% on the completion of a successful aggregate capital raise of at least $10,000,000. In August 2012, this plan was amended to state that each eligible employee would earn the first 50% of their bonus on the earlier of August 31, 2012 or the completion of a successful aggregate capital raise of at least $10,000,000, but that this amount would be paid on October 1, 2012. On October 1, 2012, the Company paid these key employees an aggregate of $250,000 under this program. The Company had not completed the aggregate capital raise of at least $10,000,000, and as such the remaining $250,000 bonus had not been paid as of December 31, 2013.

In March 2014, the board of directors approved a new pool for a cash retention plan in order to retain key employees of the Company. The new plan replaces the April 2012 plan. The terms of the plan state that eligible employees will receive an aggregate $207,500 cash bonus within 15 days of the final closing of the Company’s senior secured promissory note financing and will receive the remaining $242,500 in aggregate upon a successful capital raise of at least $20,000,000, provided that this amount is raised by December 31, 2014. In April 2014, $207,500 in aggregate was paid to these key employees following the closing of the senior secured promissory note financing.

15.	Subsequent Events

Subsequent events have been evaluated through August 28, 2014, the date the accompanying financial statements were issued.

2014 Notes and Recapitalization

In March 2014, the Company issued nonconvertible senior secured promissory notes (the “2014 Notes”) to certain individuals and entities in the original aggregate principal amount of $6,000,000 in connection with a concurrent recapitalization of its capital stock. The 2014 Notes are collateralized by substantially all of the assets of the Company, and accrue interest at a rate of 10% per annum. The holders of the 2014 Notes include officers, employees and directors of the Company, making the 2014 Notes related party in nature. Pursuant to the terms of the 2014 Notes, the aggregate amount of principal outstanding shall become due and payable upon the first to occur of: (i) June 30, 2014; provided that such date may be extended upon the written consent of certain of the Company’s noteholders, the “Lead Lenders”, (ii) the closing of an equity financing that raises at least $50,000,000, (iii) acceleration of all amounts due as a result of an Event of Default as defined in the 2014 Notes, and (iv) the occurrence of a deemed liquidation event as defined in the Company’s charter. The 2014 Notes may only be prepaid by the Company with express written approval by a majority-in-interest of lenders. As of June 30, 2014, the 2014 Notes had not been repaid. The Company has acknowledged that an event of default exists, and the lenders have agreed to forbear. Pursuant to a Debt Conversion Agreement (the “Debt Conversion Agreement”) entered into on June 30, 2014, holders of the 2014 Notes agreed that the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, the 2014 Notes will be converted into shares of the Company’s common stock immediately prior to the closing of the financing contemplated by the Subscription Agreement (as hereinafter defined.).

The Lead Lenders committed to a minimum investment of $3,250,000 in the secured debt financing. The 2014 Notes included a provision that required the other existing holders of the Convertible Notes to participate in the offering of the 2014 Notes based on their pro rata share of the remaining $2,750,000 offering amount. The Convertible Note holders who contributed their pro rata share converted their existing principal amount of Convertible Notes outstanding into 2.25 shares of newly designated Series A Convertible Preferred Stock (“New Series A Convertible Preferred Stock”) for every $1.00 of principal outstanding in connection with the March 2014 secured debt financing and concurrent recapitalization of the Company’s capital stock. In the event that the Convertible Note holders did not contribute their pro rata share, these noteholders converted their existing principal amount of Convertible Notes outstanding into 1.00 share of New Series A Convertible Preferred Stock for every $1.00 of principal outstanding. Moreover, all accrued interest as of February 28, 2014 was converted into New Series A Convertible Preferred Stock on a dollar-for-dollar basis. Upon the closing of the March 2014 transactions, $15,599,941 of principal and

F-B-27

$2,215,739 of accrued interest related to the existing Convertible Notes converted into 33,432,213 shares of New Series A Convertible Preferred Stock.

In connection with the secured debt financing, certain lenders received warrants exercisable for 142,437 shares of New Series A Convertible Preferred Stock at $0.01 per share. The warrants have a term of seven years from issuance.

Also in connection with the secured debt financing, the board of directors and the Company’s stockholders approved a recapitalization of the Company’s existing outstanding stock. As a result of this recapitalization, which was effected immediately prior to the initial closing of the secured debt financing in March 2014, all shares of outstanding Common Stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series F Convertible Preferred Stock and Series H Convertible Preferred Stock were reverse split on a 29.654782:1 ratio. Thereafter, each one share of Series A, C, D, F and H Convertible Preferred Stock was reclassified and converted into 5.0457 shares of New Series A Convertible Preferred Stock. Additionally, all of the authorized shares of the Series B Convertible Preferred Stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock, of which none remain issued and outstanding, were canceled and eliminated. Upon the closing of the recapitalization transaction, 1,150,000 shares of Series A Convertible Preferred Stock, 3,513,000 shares of Series C Convertible Preferred Stock, 5,664,009 shares of Series D Convertible Preferred Stock, 754,499 shares of Series F Convertible Preferred Stock and 9,491,028 shares of Series H Convertible Preferred Stock, in aggregate, were reverse split and reclassified and converted into 3,500,000 shares of New Series A Convertible Preferred Stock. All share and per share data (except par value) have been adjusted to reflect the effect of the reverse stock split and reclassification for all historical periods presented.

As of August 28, 2014, the date the accompanying financial statements were issued, the Company had 2,000,000 shares of common stock and 36,932,213 shares of New Series A Convertible Preferred Stock outstanding. The derivative liability related to the related party Convertible Notes was eliminated upon the conversion of the Convertible Notes in the March 2014 recapitalization transaction, and its fair value reclassified to mezzanine equity.

Stock Compensation

In March 2014, the 1996 Plan and the 2005 Plan were terminated. No additional shares are available to grant from these plans. Also in March 2014, the board of directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, 1,000,000 shares of common stock were initially approved for grant. Under the 2014 Plan, the Company may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. Under the terms of the 2014 Plan the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value for the common stock on the date of grant. Generally, stock options and restricted stock awards are granted at no less than fair market value, expire no later than ten years from grant and vest over numerous periods not exceeding four years. 1,000,000 shares of fully-vested restricted common stock were granted pursuant to the 2014 Plan to current and former employees and directors of the Company in June 2014. Also in June 2014, the board of directors approved an increase in the shares available for awards under the 2014 Plan to 12,970,844 shares from 1,000,000 shares and granted the resulting 11,970,844 shares that became available for issuance under the 2014 Plan as options to purchase common stock to certain employees in June 2014.

Legal Payable

In February 2014, to resolve legal action initiated by the Company’s former legal counsel (“Former Counsel”) regarding accrued and unpaid legal fees, the Company entered into a settlement agreement with Former Counsel. In accordance with the settlement, the Company and Former Counsel agreed that the total amount of fees and disbursements owed by the Company to Former Counsel as of the settlement date in February 2014 was $6,000,000. The Company further agreed that on the closing date of the above-

F-B-28

referenced 2014 Notes, the Company would repay $1,500,000 to Former Counsel. On March 7, 2014 the Company completed the closing of the 2014 Notes financing and paid $1,500,000 to Former Counsel. The Company agreed to repay the remainder of the owed amounts from the proceeds of the Company’s next equity investment in accordance with the terms of the settlement agreement. Management’s best estimate of the remaining legal payable pursuant to this settlement agreement as of the date of these financial statements was $4,500,000. Former Counsel has certain liquidation preference rights in the event of a liquidation, until this liability is paid in full.

Global Animal Health Collaboration Termination

In May 2014, the Company and a leading global animal health provider terminated an existing collaborative research, license and commercialization agreement. The Company has no future obligations under this agreement, and the leading global animal health company retains no rights to the Company’s technology. As a result of this termination, in 2014 the Company will recognize the remaining $341,613 of deferred revenue related to the upfront and milestone payments received in 2007 and 2008.

Novartis Amendment

In June 2014, the Company and Novartis agreed to amend the October 2012 letter agreement between the two companies. The amendment states that in lieu of payment of all remaining unpaid development costs and accrued interest owed by the Company, the Company agrees to pay Novartis a royalty based on annual net sales of the Company’s products. Accordingly, the Company will reclassify the balance of development costs and accrued interest as of the date of the amendment to long-term.

Merger Agreement and Financing

On June 30, 2014, the Company and Tigris Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Transcept Pharmaceuticals, Inc. (Nasdaq: TSPT) (“Merger Sub” and “Transcept”), and Tigris Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Transcept Pharmaceuticals, Inc. (“Merger LLC”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into the Company, with the Company becoming a wholly owned subsidiary of Transcept and the surviving corporation of the merger (the “Merger”) and (ii) immediately following the Merger, the surviving corporation will merge with and into Merger LLC with Merger LLC surviving as the surviving company in such merger (the “Second Merger”).

On June 30, 2014, prior to the execution of the Merger Agreement, the Company entered into the Subscription Agreement with certain current stockholders of the Company and certain new investors in the Company pursuant to which the Company agreed to sell, and the purchasers agreed to purchase, shares of the Company’s common stock for an aggregate purchase price of approximately $93 million. The merger is conditioned upon the closing of the financing contemplated by the Subscription Agreement. The Company and holders of the 2014 Notes also entered into a Debt Conversion Agreement on June 30, 2014. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all accrued interest on, the 2014 Notes will be converted into shares of the Company’s common stock pursuant to the terms of the Debt Conversion Agreement. Also immediately prior to the closing of the financing, pursuant to the terms of the Subscription Agreement, each share of the Company’s preferred stock outstanding at that time will be converted into shares of the Company’s common stock at a ratio determined in accordance with the Company’s certificate of incorporation then in effect. The parties to the Subscription Agreement and Debt Conversion Agreement include officers, employees and directors of the Company, making the Subscription Agreement and Debt Conversion Agreement related party in nature.

F-B-29

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive 0.810 shares of common stock of Transcept, subject to the payment of cash in lieu of fractional shares and subject to adjustment to account for a proposed 12:1 reverse stock split of Transcept common stock. Upon the closing of the Merger, existing equity holders of the Company are expected to own approximately 37.9 percent of the Company, the persons investing in the Company as of immediately prior to the closing of the Merger are expected to own approximately 51.7 percent of the Company, and existing Transcept equity holders are expected to own approximately 10.4 percent of the Company, each on a fully-diluted basis.

Pursuant to the terms of the Merger Agreement, prior to the closing of the Merger, Transcept is expected to make a dividend to its stockholders of certain assets, including excess cash (as calculated in accordance with the Merger Agreement), the right to receive certain royalty income received by Transcept pursuant to the Collaboration Agreement with Purdue Pharma and the right to receive the proceeds (net of certain fees and expenses) of any sale of Intermezzo or TO-2070 that are received prior to the two-year anniversary of the closing of the Merger or that are received pursuant to a definitive agreement relating to such sale that is entered into during such period, as well as the amount, if any, of the $3 million Intermezzo expense reserve deposited at closing that is remaining following the second anniversary of the closing date.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Transcept. The Merger Agreement contains certain termination rights for both the Company and Transcept, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6.3 million, and in some circumstances, reimburse the other party for expenses incurred in connection with the Merger, up to a maximum of $1.0 million.

At the effective time of the Merger, the board of directors of the Company is expected to consist of a total of seven members, five of whom will be designated by the Company and two of whom will be designated by Transcept. Effective June 26, 2014, the Company appointed Michael F. Bigham as Chairman of the Board of Directors and Chief Executive Officer, and promoted Dr. Evan Loh, the Company’s Chief Medical Officer, to President.

Subsequent to the execution of the Merger Agreement, on July 1, 2014, Transcept made a bridge loan to the Company in the principal amount of $3.5 million. In the event that the transaction does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger Agreement has not been terminated. The loan bears interest at a rate of 1% per annum, and is repayable immediately should the Merger be terminated. Any additional loans will be on the same terms as the initial loan. Upon the closing of the Merger, the aggregate amount of the outstanding principal plus a three-month portion of accrued interest on the initial loan will be credited toward Transcept’s equity in the surviving corporation.

F-B-30

Interim Results of Operations (Unaudited)

Paratek Pharmaceuticals, Inc.

F-B-31

Paratek Pharmaceuticals, Inc.

Balance Sheets

	June 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$110,456	$1,211,883
Prepaid expenses and other current assets	44,732	39,992

Total current assets	155,188	1,251,875
Fixed assets, net	23,197	33,426
Deferred financing costs	256,001	—

Total assets	$434,386	$1,285,301

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,174,705	$7,482,110
Accrued expenses	1,364,579	4,747,570
Accrued rent	35,205	35,205
Deferred revenue	—	190,668
Prefunding for financing	—	1,351,402
Non-convertible note	6,000,000	—
Derivative liability	—	21,021,690

Total current liabilities	12,574,489	34,828,645
Deferred revenue, long-term	—	150,945
Accrued rent, long-term	52,808	70,411
Other long-term liabilities	3,557,103	—
Convertible preferred stock warrants	40,190	3,429

Total liabilities	16,224,590	35,053,430

Commitments and contingencies (Note 14)
Convertible preferred stock	101,705,458	80,565,143
Stockholders’ deficit
Common stock, $0.001 par value, 150,000,000 and 120,000,000 shares authorized, 2,000,000 and 1,000,000 issued and outstanding at June 30, 2014 and December 31, 2013, respectively	2,000	1,000
Additional paid-in-capital	66,014,223	65,696,963
Accumulated deficit	(183,511,885)	(180,031,235)

Total stockholders’ deficit	(117,495,662)	(114,333,272)

Total liabilities, convertible preferred stock and stockholders’ deficit	$434,386	$1,285,301

F-B-32

Paratek Pharmaceuticals, Inc.

Statements of Operations

(Unaudited)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Revenue	$341,613	$265,718

Operating expenses
Research and development	1,363,372	2,929,901
General and administrative	1,790,862	1,924,710

Total operating expenses	3,154,234	4,854,611

Operating loss	(2,812,621)	(4,588,893)
Other income and expenses
Interest income	1,206	1,360
Interest expense	(556,029)	(143,803)
Loss on issuance of convertible notes	—	(1,528,692)
Loss on issuance of equity associated with convertible notes	—	(2,079,488)
Gain/(loss) on mark to market of notes	(118,625)	7,106,919
Gain/(loss) on mark to market of warrants	(804)	20,848
Other income	6,223	117,692

Net loss	(3,480,650)	(1,094,057)
Unaccreted dividends on convertible preferred stock	(938,989)	(3,354,997)

Net loss attributable to common stockholders	$(4,419,639)	$(4,449,054)

Net loss per share attributable to common stockholders:
Basic and diluted	$(4.28)	$(5.20)

Weighted average common shares outstanding:
Basic and diluted	1,033,149	854,916

The accompanying notes are an integral part of these financial statements.

F-B-33

Paratek Pharmaceuticals, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

Six Months Ended June 30, 2014

	Convertible Preferred Stock	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
		Shares	Amount
Balances at January 1, 2014	$80,565,143	1,000,000	$1,000	$65,696,963	$(180,031,235)	$(114,333,272)
Issuance of common stock under stock option plan (unaudited)	—	1,000,000	1,000	289,000	—	290,000
Stock-based compensation expense (unaudited)	—	—	—	28,260	—	28,260
Issuance of New Series A convertible preferred stock (unaudited)	21,140,315	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	(3,480,650)	(3,480,650)

Balances at June 30, 2014 (unaudited)	$101,705,458	2,000,000	$2,000	$66,014,223	$(183,511,885)	$(117,495,662)

The accompanying notes are an integral part of these financial statements.

F-B-34

Paratek Pharmaceuticals, Inc.

Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Cash flows from operating activities
Net loss	$(3,480,650)	$(1,094,057)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	10,229	70,434
Gain on disposal of fixed assets	(13,977)	—
Stock-based compensation expense	318,260	194,283
(Gain) loss on mark to market on convertible preferred stock warrants	36,761	(20,848)
Noncash interest expense	416,979	143,803
Loss on convertible note issuance	—	1,528,691
Loss on equity issuance associated with convertible notes	—	2,079,488
(Gain) loss on mark to market of notes	118,625	(7,106,919)
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(4,740)	34,146
Accounts and unbilled receivables	—	147,039
Accounts payable	(2,307,406)	2,428,749
Accrued expenses	(3,799,969)	(1,483,464)
Accrued rent	(17,603)	(2,310)
Deferred revenue	(341,613)	(95,333)
Other liabilities	3,557,103	(589,882)

Net cash used in operating activities	(5,508,001)	(3,766,180)

Cash flows from investing activities
Sale of fixed assets	13,977	—
Decrease in restricted cash	—	(1,122)

Net cash provided by (used in) investing activities	13,977	(1,122)

Cash flows from financing activities
Proceeds from issuance of common stock	—	1,547
Deferred financing costs	(256,001)	—
Proceeds from convertible note issuance	—	3,390,571
Proceeds from non-convertible note financing	5,480,000	—
Refund of prefunding for financing	(831,402)	—

Net cash provided by financing activities	4,392,597	3,392,118

Net change in cash and cash equivalents	(1,101,427)	(375,184)
Cash and cash equivalents
Beginning of period	1,211,883	1,016,166

End of period	$110,456	$640,982

Supplemental disclosure of noncash financing activities
Conversion of prefunding to non-convertible notes payable	$520,000	$—

Issuance of new Series A convertible preferred stock	$21,140,315	$—

The accompanying notes are an integral part of these financial statements.

F-B-35

Paratek Pharmaceuticals, Inc.

Notes to Financial Statements

(Unaudited)

1.	Nature of the Business

Paratek Pharmaceuticals, Inc. (the “Company”) is a Delaware corporation and has its principal place of business in Boston, Massachusetts. The Company was incorporated in July 1996. The Company is a pharmaceutical company focused on the development and commercialization of innovative antibacterial therapeutics based upon tetracycline chemistry.

The Company has incurred cumulative net losses since its inception and expects to incur additional operating losses in the foreseeable future as the Company continues its product development programs. The Company is subject to a number of risks similar to other companies in the biotechnology and pharmaceutical industries, including rapid technological change, uncertainty of market acceptance of products, uncertainty of regulatory approval, competition from substitute products and larger companies, customers’ reliance on third-party reimbursement, the need to obtain additional financing, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability concerns, and dependence on key individuals.

The accompanying financial statements have been prepared on a basis that assumes that the Company will continue as a going concern. However, the Company has incurred significant losses and does not have product sales. The Company will need additional capital to further fund development, and seek regulatory approvals for, its product candidates, and begin to commercialize any approved products. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In June 2014, the Company entered into a definitive agreement to merge with Transcept Pharmaceuticals, Inc. (“Transcept”) and a subscription agreement with existing stockholders and new investors to provide the Company with additional capital to continue planned operations. See Note 3 for more information regarding this transaction. Concurrent with the execution of these agreements, Transcept made a bridge loan to the Company to provide resources to continue operations through the earlier of the closing of the transaction or the end of 2014. In the event that the Company is unable to complete this merger and financing, the Company would need to pursue other financing alternatives to continue operations in 2015. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. Having insufficient funds may require the Company to delay, reduce, or eliminate some or all of its development programs. Failure to obtain adequate financing could adversely affect the Company’s ability to operate as a going concern. The financial statements do not include any adjustments that might be necessary from the outcome of these uncertainties.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, derivative liabilities, convertible preferred stock warrants, stock

F-B-36

options, useful lives for depreciation and amortization of long-lived assets and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Segment and Geographic Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, and the Company operates in only one geographic segment.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company places its cash in an accredited financial institution and this balance is above federally insured amounts. The Company has no significant off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements. For the six months ended June 30, 2014 and 2013, Warner Chilcott, now Actavis, represented 0% and 29% of research and development revenue, respectively.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents amounts on deposit in banks, money market funds and cash invested temporarily in various instruments with maturities of three months or less at the time of purchase.

Deferred Financing Costs

The Company capitalizes certain legal, accounting and other fees that are directly associated with in-process equity financings as long-term assets until such financings occur. After occurrence, depending on the type of equity financing, these costs will be recorded in equity or mezzanine equity, net of proceeds received.

Fixed Assets

Fixed assets are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the respective lease on a straight-line basis. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in results of operations. Repair and maintenance costs are expensed as incurred.

Accrued Rent

Under terms of the Company’s lease agreement, as amended, payments escalate during the term of the lease. The Company records an accrued rent liability to account for the rent associated with the lease on a straight-line basis over the term of the lease.

Convertible Preferred Stock

Preferred Stock is initially recorded at the proceeds received, net of issuance costs and value allocated to warrants, where applicable.

F-B-37

Convertible Preferred Stock Warrants

The Company accounts for free standing warrants as liabilities at their fair value. The Company’s existing warrants are exercisable into convertible preferred stock that is classified as mezzanine equity on the balance sheet, and as such the fair value of the warrants is recorded as a liability. The Company measures the fair value at the end of each reporting period and records the change to other income (expense).

Other Income (Expense)

The Company records gains and losses on the change in fair value of convertible preferred stock warrants, the change in fair value of derivative liabilities, the recognition of federal and state sponsored tax incentives and other one-time income or expense-related items in other income (expense) on the Company’s statements of operations.

Revenue Recognition

The Company enters into product development agreements with collaborators for the research and development of therapeutic products. The terms of these agreements may include nonrefundable signing and licensing fees, funding for research, development and manufacturing, milestone payments and royalties on any product sales derived from collaborations. The Company assesses these multiple elements in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, in order to determine whether particular components of the arrangement represent separate units of accounting.

In January 2011, the Company adopted new authoritative guidance on revenue recognition for multiple element arrangements. This guidance, which applies to multiple element arrangements entered into or materially modified on or after January 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual method. The fair value of deliverables under the arrangement may be derived using a best estimate of selling price if vendor-specific objective evidence and third-party evidence are not available. Deliverables under the arrangement will be separate units of accounting provided that a delivered item has value to the customer on a stand-alone basis, the arrangement does not include a general right of return relative to the delivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The Company recognizes upfront license payments as revenue upon delivery of the license only if the license has stand-alone value. If the license does not have stand-alone value, the revenue under the arrangement is recognized as revenue over the estimated period of performance.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company determines the period over which the performance obligations will be performed and revenue will be recognized. If the Company cannot reasonably estimate the timing and the level of effort to complete its performance obligations under the arrangement, then revenue under the arrangement is recognized on a straight-line basis over the period that the Company expects to complete its performance obligations, which is reassessed at each subsequent reporting period.

The Company’s collaboration agreements may include additional payments upon the achievement of performance-based milestones. As milestones are achieved, a portion of the milestone payment, equal to the percentage of the total time that the Company has performed the performance obligations to date over the total estimated time to complete the performance obligations, multiplied by the amount of the milestone payment, is recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period. If the Company has no future obligations under the collaboration agreement, the milestone payments are recognized as revenue in the period the milestone is received. Milestones that are tied to regulatory approval are not considered probable

F-B-38

of being achieved until such approval is received. Milestones tied to counterparty performance are not included in the Company’s revenue model until the performance conditions are met.

To date, the Company has not received any royalty payments or recognized any royalty revenue. The Company will recognize royalty revenue upon the sale of the relevant products, provided there are no remaining performance obligations under the arrangement.

The Company also adopted guidance that permits the recognition of revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets certain criteria and is considered to be substantive. As such, the Company plans to recognize revenue in the period in which the milestone is achieved, only if the milestone is considered to be substantive based on the following criteria:

a.	The milestone is commensurate with either of the following:

i.	The vendor’s performance to achieve the milestone.

ii.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

b.	The milestone relates solely to past performance.

c.	The milestone is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company did not enter into any significant multiple element arrangements or materially modify any of its existing multiple element arrangements during the six months ended June 30, 2014 and 2013.

The Company records deferred revenue when payments are received in advance of the culmination of the earnings process. This revenue is recognized in future periods when the applicable revenue recognition criteria have been met.

Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred. The Company’s government grant payments are nonrefundable and contain no repayment obligations.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses consist of the costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities, research-related overhead, clinical trial costs, contracted services, manufacturing, license fees and other external costs. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received rather than when the payment is made.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which these temporary differences are expected to be recovered or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing is more likely than not to be realized following resolution of

F-B-39

any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as components of income tax expense. To date, the Company has not taken any uncertain tax positions or recorded any reserves, interest or penalties.

Stock-Based Compensation

The Company expenses the fair value of employee stock options over the vesting period. Compensation expense is measured using the fair value of the award at the grant date, net of estimated forfeitures. The fair value of each stock-based award is estimated using the Black-Scholes option valuation model and is expensed over the vesting period.

Fair Value Measurements

Financial instruments, including cash and cash equivalents, unbilled receivables, accounts receivable and accounts payable are carried on the financial statements at amounts that approximate fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

The following tables present information about the Company’s financial assets and liabilities that have been measured at fair value as of June 30, 2014 and December 31, 2013 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or other inputs that are observable market data. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Descriptions	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2013
Liabilities
Convertible preferred stock warrants	$—	$—	$3,429	$3,429
Derivative liability	—	—	21,021,690	21,021,690

	$—	$—	$21,025,119	$21,025,119

Descriptions	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2014
Liabilities
Convertible preferred stock warrants	$—	$—	$40,190	$40,190

	$—	$—	$40,190	$40,190

F-B-40

The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivables, unbilled receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The fair value of the convertible preferred stock warrants was determined using the Black-Scholes option valuation model. The quantitative information associated with the fair value measurement of the Company’s Level 3 inputs related to the convertible preferred stock warrants include the fair value per share of the underlying convertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. The table below quantifies the inputs used as of June 30, 2014 and December 31, 2013.

	June 30, 2014 New Series A	December 31, 2013 Series H
Weighted average remaining contractual term (in years)	5.83	2.21
Weighted average risk-free interest rate	1.86%	0.34%
Expected dividend yield	0%	0%
Expected volatility	72%	73%

The fair value of the derivative liability related to the nonconvertible and convertible notes was determined using a probability adjusted discounted cash flow model. The quantitative information associated with the fair value measurement of the Company’s Level 3 inputs related to the derivative liability include the probabilities of an event requiring repurchase of the convertible notes, which range from 10% to 50%, the estimated time to repurchase, which ranges from three months to nine months, and a discount rate of 20%.

The following table provides a rollforward of the fair value of the convertible preferred stock warrants and derivative liability categorized as Level 3 instruments, for the six months ended June 30, 2014:

	Convertible Preferred Stock Warrants	Derivative Liability
Balances at December 31, 2013	$3,429	$21,021,690
Unrealized loss included in other expense	4,233	118,625
Conversion of 2012 and 2013 Notes to equity	—	(21,140,315)
Fair value of 2014 warrant issuance	35,957	—
Unrealized gain included in other income	(3,429)	—

Balances at June 30, 2014 (unaudited)	$40,190	$—

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies, which are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2011, the FASB issued ASU No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company is January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

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In February 2013, the FASB issued ASU 2013-03 “Financial Instruments”. The amendment in the update clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of ASU 2011-04. The amendment clarifies that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This amendment is effective upon issuance. The adoption of this pronouncement did not have an impact on the Company’s financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11 “Income Taxes”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers”. The amendments in this update create Topic 606, “Revenue from Contracts with Customers”, and supersede the revenue recognition requirements in Topic 605, “Revenue Recognition”, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts”, and create new Subtopic 340-40, “Other Assets and Deferred Costs—Contracts with Customers”. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the adoption of this ASU.

In June 2014, the FASB issued ASU 2014-12 “Compensation—Stock Compensation”. The amendments in this update create Topic 718, “Compensation—Stock Compensation”. The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This ASU is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The amendments should be applied prospectively to all share-based payment awards that are granted or modified on or after the effective date, or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements, and to all new or modified awards thereafter. The adoption of this pronouncement is not expected to have an impact on the Company’s financial position or results of operations.

3.	Merger Agreement and Financing

On June 30, 2014, the Company and Tigris Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Transcept Pharmaceuticals, Inc. (Nasdaq: TSPT) (“Merger Sub” and “Transcept”), and Tigris Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Transcept Pharmaceuticals, Inc. (“Merger LLC”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into the Company, with the Company becoming a wholly owned subsidiary of Transcept and the surviving corporation of the merger (the “Merger”) and (ii) immediately following the Merger, the surviving corporation will merge with and into Merger LLC with Merger LLC surviving as the surviving company in such merger (the “Second Merger”).

On June 30, 2014, prior to the execution of the Merger Agreement, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with certain current stockholders of the Company and certain

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new investors in the Company pursuant to which the Company agreed to sell, and the purchasers agreed to purchase, shares of the Company’s common stock for an aggregate purchase price of approximately $93 million. The merger is conditioned upon the closing of the financing contemplated by the Subscription Agreement. The Company and holders of the 2014 Notes also entered into a Debt Conversion Agreement on June 30, 2014. Immediately prior to the closing of the financing contemplated by the Subscription Agreement, the $6.0 million in aggregate principal amount outstanding under, and all accrued interest on, the 2014 Notes will be converted into shares of the Company’s common stock pursuant to the terms of the Debt Conversion Agreement. Also immediately prior to the closing of the financing contemplated by the Subscription Agreement, each share of the Company’s preferred stock outstanding at that time will be converted into shares of the Company’s common stock at a ratio determined in accordance with the Company’s certificate of incorporation then in effect. The parties to the Subscription Agreement and Debt Conversion Agreement include officers, employees and directors of the Company, making the Subscription Agreement and Debt Conversion Agreement related party in nature.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive 0.810 shares of common stock of Transcept, subject to the payment of cash in lieu of fractional shares and subject to adjustment to account for a proposed 12:1 reverse stock split of Transcept common stock. Upon the closing of the Merger, existing equity holders of the Company are expected to own approximately 37.9 percent of the Company, the persons investing in the Company as of immediately prior to the closing of the Merger are expected to own approximately 51.7 percent of the Company, and existing Transcept equity holders are expected to own approximately 10.4 percent of the Company, each on a fully-diluted basis.

Pursuant to the terms of the Merger Agreement, prior to the closing of the Merger, Transcept is expected to make a dividend to its stockholders of certain assets, including excess cash (as calculated in accordance with the Merger Agreement), the right to receive certain royalty income received by Transcept pursuant to the Collaboration Agreement with Purdue Pharma and the right to receive the proceeds (net of certain fees, expenses) of any sale of Intermezzo or TO-2070 that are received prior to the two-year anniversary of the closing of the Merger or that are received pursuant to a definitive agreement relating to such sale that is entered into during such period, as well as the amount, if any, of the $3 million Intermezzo expense reserve deposited at closing that is remaining following the second anniversary of the closing date.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Transcept. The Merger Agreement contains certain termination rights for both the Company and Transcept, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6.3 million, and in some circumstances, reimburse the other party for expenses incurred in connection with the Merger, up to a maximum of $1.0 million.

At the effective time of the Merger, the board of directors of the Company is expected to consist of a total of seven members, five of whom will be designated by the Company and two of whom will be designated by Transcept. Effective June 26, 2014, the Company appointed Michael F. Bigham as Chairman of the Board of Directors and Chief Executive Officer, and promoted Dr. Evan Loh, the Company’s Chief Medical Officer, to President.

Subsequent to the execution of the Merger Agreement, on July 1, 2014, Transcept made a bridge loan to the Company in the principal amount of $3.5 million. In the event that the transaction does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger Agreement has not been terminated. The loan bears interest at a rate of 1% per annum, and is repayable immediately should the Merger be terminated. Any additional loans will be on the same terms as the initial loan. Upon the closing of the Merger, the aggregate amount of the outstanding principal plus a three-month portion of accrued interest on the initial loan will be credited toward Transcept’s equity in the surviving corporation.

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4.	Net Loss Per Share Available to Common Stockholders

Basic net loss per share available to common stockholders is calculated by dividing the net loss available to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share available to common stockholders is computed by dividing the net loss available to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method or the as if converted method, as applicable. For purposes of this calculation, convertible preferred stock, stock options and convertible preferred stock warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share available to common stockholders when their effect is dilutive.

The following table presents the computation of basic and diluted net loss per share available to common stockholders and pro forma net loss per share available to common stockholders:

	Six Months Ended June 30,
	2014	2013
Numerator
Net loss	$(3,480,650)	$(1,094,057)
Less: Unaccreted dividends on convertible preferred stock	(938,989)	(3,354,997)

Net loss available to common stockholders-basic and diluted	(4,419,639)	(4,449,054)

Denominator
Weighted-average common shares outstanding	1,033,149	854,916

Net loss per share available to common stockholders- basic and diluted	$(4.28)	$(5.20)

The following outstanding shares subject to options and warrants to purchase common stock were antidilutive due to a net loss in the periods presented and, therefore, were excluded from the dilutive securities computation as of the dates indicated below:

	Six Months Ended June 30,
	2014	2013
Excluded potentially dilutive securities(1):
Convertible preferred stock	3,500,000	3,500,000
Shares subject to options to purchase common stock	12,045,043	92,238
Shares subject to warrants to purchase preferred stock	175,667	33,230

Totals	15,720,710	3,625,468

(1)	The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

5.	License and Collaboration Agreements

Tufts

Under a license agreement with Tufts University, the Company is required to make aggregate regulatory milestone payments of up to $300,000 associated with the filing of an NDA and approval of its first product candidate, $50,000 of which has been paid. The Company is also obligated to pay Tufts a minimum royalty in the amount of $25,000 per year if the Company does not sponsor at least $100,000 of research at Tufts in such year. The Company also agreed to pay Tufts either low single-digit royalties based on gross sales or

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low double-digit royalties based on sublicensed product royalties for certain of its products when and if they are commercialized. As of June 30, 2014 and December 31, 2013, $60,417 and $72,917, respectively, were included in accounts payable and accrued expenses.

Actavis

On July 2, 2007, the Company signed a Collaborative Research and License Agreement (the “CRL Agreement”) with a subsidiary of Warner Chilcott plc (“Warner Chilcott”), which has since been acquired by Actavis. The CRL Agreement provides Actavis with an exclusive patent license in the U.S. for the research, development and commercialization of a tetracycline-derived treatment for acne and rosacea. The CRL Agreement provides that during the research period of the collaboration, the Company and Actavis will seek to identify for clinical development a novel tetracycline derivative discovered by the Company. Thereafter, Actavis will be responsible for the U.S. development and commercialization of compounds arising from the research portion of the collaboration. Under the terms of the CRL Agreement, the Company received a $4,000,000 upfront payment and funding for the research portion of the collaboration, and may be eligible to receive future milestone payments of up to aggregate amounts of approximately (i) $4,000,000 upon the achievement of clinical milestones; (ii) $5,000,000 upon the achievement of regulatory milestones; and (iii) $12,000,000 upon the achievement of commercialization milestones, and tiered royalties based on a percentage of U.S. net product sales ranging from the mid single digits to low double digits. The Company retained rights to all products covered by the CRL Agreement outside of the U.S.

The Company determined whether the performance obligations under this collaboration could be accounted for separately or as a single unit of accounting. The Company determined that the license, participation on steering committees and research and development services performance obligations during the research period of the CRL Agreement represented a single unit of accounting. As the Company could not reasonably estimate its level of effort, the Company recognized revenue from the upfront payment, milestone payment and research and development services payments using the contingency-adjusted performance model over the expected development period. The development period was completed in June 2010. Under this model, when a milestone was earned or research and development services were rendered, revenue was immediately recognized on a pro-rata basis in the period the milestone was achieved or services were delivered based on the time elapsed from the effective date of the agreement. Thereafter, the remaining portion was recognized on a straight-line basis over the remaining development period. The Company has determined that each potential future clinical, regulatory and commercialization milestone is substantive. In making this determination, pursuant to ASC 605-28-50-2, the Company considered and concluded that each individual milestone: (i) relates solely to the past performance of the intellectual property to achieve the milestone; (ii) is reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) is commensurate with the enhanced value of the intellectual property as a result of the milestone achievement. As the Company’s obligations under this arrangement have been completed, all future milestones, which are all considered substantive, will be recognized as revenue when achieved.

Also, the Company, at its discretion, may provide manufacturing process development services to Actavis in exchange for full-time equivalent based cost reimbursements. The Company determined that the manufacturing process development services are considered a separate unit of accounting as (i) they are set at the Company’s discretion, (ii) they have stand-alone value, as these services could be performed by third parties, and (iii) the full-time equivalent rate paid for such services rendered is considered fair value. Therefore, the Company recognizes cost reimbursements for manufacturing process development services as revenue as the services are performed.

During 2007, the Company received $4,000,000 as an upfront payment associated with the CRL Agreement. During 2010, the Company received $1,000,000 as a milestone payment associated with the CRL Agreement. For the periods ended June 30, 2014 and June 30, 2013, the Company did not recognize revenue related to the upfront, milestone and research services payments made during the development period as this revenue had previously been recognized.

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In May 2012, the Company received $2,400,000 as a milestone payment related to the CRL Agreement and recognized this as revenue in the year ended December 31, 2012. No milestone payments were received, and no milestones were met during the six months ended June 30, 2014 or the six months ended June 30, 2013.

Novartis

On September 18, 2009, the Company signed a Collaborative Development, Manufacture and Commercialization License Agreement (the “Novartis Agreement”) with Novartis. The Novartis Agreement provided Novartis with a global, exclusive patent license for the development, manufacturing and marketing of the Company’s novel, broad-spectrum oral and intravenous antibiotic, omadacycline. Under the Novartis Agreement, Novartis was to have led development activities for omadacycline, and the Company was to have co-developed and contributed a share of the development expense. Under the terms of the Novartis Agreement, the Company was entitled to receive an upfront payment, milestone payments relating to the product during the development and commercialization periods and royalties on worldwide sales.

The Company determined whether the performance obligations under this collaboration including the license, participation on steering committees and research and development services could be accounted for separately or as a single unit of accounting. The Company determined that the performance obligations represented a single unit of accounting. As the Company could not reasonably estimate its level of effort over the collaboration, the Company recognized revenue from the upfront payment, milestone payment and research and development service payments using the contingency-adjusted performance model over the expected development period, which was originally estimated to be 3.5 years from the effective date of the Novartis Agreement. Under this model, when a milestone was earned or research and development services were rendered, revenue was immediately recognized on a pro-rata basis in the period the milestone was achieved or services were delivered based on the time elapsed from the effective date of the agreement. Thereafter, the remaining portion was recognized on a straight-line basis over the remaining development period.

During 2009, the Company received $70,000,000 as an upfront payment associated with the Novartis Agreement. During 2010, the Company received $10,000,000 as a milestone payment related to the Novartis Agreement. In August 2011, the Novartis Agreement was terminated, and the Company has no future collaboration obligations under the Novartis Agreement. As a result of termination of the Novartis Agreement in 2011, the Company recognized the remaining $51,868,213 in deferred revenue as research and development revenue.

In January 2012, the Company and Novartis entered into a letter agreement, referred to as the Novartis Letter Agreement, in which the Company reconciled shared development costs and expenses and granted Novartis a right of first negotiation with respect to commercialization rights of omadacycline following approval of omadacycline from the FDA, EMA or any regulatory agency, but only to the extent that the Company has not previously granted such commercialization rights related to omadacycline to another third party as of any such approval. Pursuant to the reconciliation of development costs and expenses, the Company agreed to pay Novartis approximately $2.9 million on June 30, 2012. As of June 30, 2014, this amount remains outstanding and is included in other long-term liabilities on the balance sheet. As of December 31, 2013, this amount was included in accrued expenses on the balance sheet.

In October 2012, the Company reached agreement with Novartis that it would accrue interest on the amount owed at a rate of 9.5% per year, compounded quarterly, until repaid. The Company agreed that it would repay the amount owed from any cash upfront and milestone payments that it receives pursuant to a licensing or other strategic transaction, except for reimbursements of certain development costs. Additionally, the Company agreed to repay the amount owed from any equity, debt or other financing or funding proceeds, provided that, prior to March 31, 2013, the Company would not be required to repay the amount owed out of financing or funding proceeds until the Company has received in excess of $95 million from these sources. The Company had not raised financing proceeds in excess of $95 million as of June 30, 2014. Per the agreement, the interest rate payable on the amount owed increased to 15% per year,

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compounded quarterly, as of January 1, 2014, as the Company had not paid Novartis in full by this date. Subject to the exception noted above relating to financing or funding proceeds in excess of $95 million prior to March 31, 2013, Novartis waived its right to take legal action to collect the amount owed until the earlier of January 1, 2015 and 15 days after the Company’s receipt of funds in a strategic transaction or financing, from which the Company had not paid Novartis the lesser of (1) at least 75% of the amount of such funds and (2) the remaining amount the Company owed Novartis at that time. For the six months ended June 30, 2014 and 2013, the Company recorded interest expense of $243,120 and $143,803, respectively. The cumulative balance of accrued interest recorded in accrued expense on the balance sheets at December 31, 2013 was $436,444. The cumulative balance of accrued interest at June 30, 2014 was $679,564 and was recorded in other long-term liabilities on the balance sheet.

In June 2014, the Company and Novartis agreed to amend the October 2012 letter agreement between the two companies. The amendment states that in lieu of payment of all remaining unpaid development costs and accrued interest owed by the Company, the Company agrees to pay Novartis a royalty based on annual net sales of the Company’s products. Upon execution of the letter agreement, the Company reclassified the balance of development costs and accrued interest of $3,557,103 to long-term liabilities on the accompanying balance sheet at June 30, 2014.

Global Animal Health Provider

In May 2014, the Company and a leading global animal health provider terminated an existing collaborative research, license and commercialization agreement. The Company has no future obligations under this agreement, and the leading global animal health company retains no rights to the Company’s technology. As a result of this termination, in the six months ended June 30, 2014 the Company recognized the remaining $341,613 of deferred revenue related to the upfront and milestone payments received in 2007 and 2008.

6.	Fixed Assets, Net

Fixed assets consist of the following:

	June 30, 2014	December 31, 2013
Laboratory equipment	$61,553	$230,141
Office equipment	169,716	169,716
Computer equipment	343,694	343,694
Computer software	442,752	442,752
Automobile	—	39,736
Leasehold improvements	179,235	179,235

Gross fixed assets	1,196,950	1,405,274
Less: Accumulated depreciation	(1,173,753)	(1,371,848)

Net fixed assets	$23,197	$33,426

Depreciation and amortization expense for the six months ended June 30, 2014 and 2013 was $10,229 and $70,434, respectively, which is included in general and administrative and research and development expense on the accompanying statements of operations.

During the six months ended June 30, 2014 and 2013, the Company retired fixed assets of $201,957 and $0, with accumulated depreciation of $201,957 and $0, which resulted in a net gain on retirement of $13,977 due to proceeds received of $13,977.

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7.	Accrued Expenses

Accrued expenses consist of the following:

	June 30,	December 31,
	2014	2013
Accrued legal costs	$513,224	$438,615
Accrued contract research	81,785	2,964,779
Accrued professional fees	250,819	359,000
Accrued compensation	173,033	362,996
Accrued interest	173,859	436,444
Accrued other	171,859	185,736

	$1,364,579	$4,747,570

8.	Derivative Liability—Related Party

March 2012 Notes

In February and March 2012, the Company issued nonconvertible notes (the “March 2012 Notes”) to certain individuals and entities in the original aggregate principal amount of $5,793,642. The holders of the March 2012 Notes include officers, employees and directors of the Company, making the March 2012 Notes related party in nature. Pursuant to the terms of the March 2012 Notes, upon a reorganization, which is defined as a capital reorganization of the common stock (other than a subdivision, combination, recapitalization, reclassification or exchange of shares), a consolidation or merger of the Company, other than a merger or consolidation of the Company in a transaction in which the Company’s shareholders immediately prior to the transaction possess more than 50% of the voting securities of the surviving entity (or parent, if any) immediately after the transaction, or a sale of all or substantially all of the Company’s assets, the March 2012 Notes become due and payable and the Company is required to repurchase each note in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10% per year.

Upon certain liquidity events, including the license, transfer or assignment of all or a material portion of the Company’s assets or intellectual property, a public offering or any other alternative financing other than a reorganization defined above, the board determines that the Company has sufficient cash on hand to repurchase the March 2012 Notes and to fund the Company’s working capital and funding needs for the Company’s clinical trials and related activities for at least 180 days, then the Company is required to repurchase such notes at an amount equal to the outstanding principal amount of such notes, plus an amount equal to (i) 150% of the outstanding principal amount of each note if such repurchase occurs before August 13, 2013, or (ii) 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10% per year, if the repurchase occurs after August 13, 2013. In such instance, if the Company only has sufficient cash to repurchase a portion of the March 2012 Notes, they shall be repurchased on a pro rata basis. The March 2012 Notes may also be repurchased by the Company at any time with approval by the board of directors and consent from the holders of more than 50% of the outstanding March 2012 Notes, in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10% per year. The March 2012 Notes do not have a contractual maturity date.

The purchase agreement pursuant to which the March 2012 Notes were issued included a provision that required the existing convertible preferred stockholders to participate in the offering of the March 2012 Notes based on their pro rata share of the $5,000,000 offering amount. On March 21, 2012, pursuant to a vote of certain preferred stockholders, all convertible preferred stock was converted to common stock effective upon the close of business on the day immediately preceding the second closing of the March 2012 Notes financing. The convertible preferred stockholders who contributed at least their pro rata share

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converted back to their respective series of convertible preferred stock and retained the rights and privileges of their respective preferred stock class. See Note 10 below for these rights and preferences. In the event that the convertible preferred stockholders did not contribute their pro rata share, these stockholders continued to hold common stock. Upon the completion of the transaction, 1,024,509 shares of convertible preferred stock that were converted into 218,324 shares of common stock remained outstanding as shares of common stock.

The March 2012 Notes meet the definition of a derivative in their entirety as defined by ASC 815-10-15-83. The derivative was recorded at a fair value of $11,335,321 upon the closing of the transaction within the derivative liability line on the balance sheets. As the fair value of the derivative liability exceeded the proceeds of the March 2012 Notes, the difference of $5,541,679 between the fair value of the derivative liability and the proceeds from the March 2012 Notes was recorded as a charge to other expense at the time of the closing of the transaction. The derivative liability is marked to market at each reporting period with the change in fair value recorded in other income and expense.

The fair value of the derivative liability was determined using unobservable inputs and therefore is considered a Level 3 liability in the fair value hierarchy.

October 2012 Notes

In October 2012, the Company entered into a note and stock purchase agreement and issued $5,000,000 in aggregate principal amount of convertible notes to certain of the Company’s existing stockholders (the “October 2012 Notes”). The holders of the October 2012 Notes include officers, employees and directors of the Company, making the October 2012 Note transaction related party in nature. The terms of the October 2012 Notes were substantially similar to the terms of the March 2012 Notes as described above with the following exceptions:

•	Each October 2012 Note holder was entitled to receive up to four shares of the Company’s common stock for each $1.00 of notes purchased, with one-third of such shares, the “upfront shares”, issued upon the purchase of the October 2012 Notes, and the remaining two-thirds of such shares, the “deferred shares”, issued upon the completion of an initial public offering, so long as the offering occurs prior to April 2, 2013. The Company issued 224,802 upfront shares associated with the $5,000,000 raised in October 2012. The Company would have issued 449,623 shares if the Company had completed an initial public offering by April 2, 2013.

•	If the board of directors approves any other private financing that is completed prior to an initial public offering, each holder will be entitled to convert such holder’s investment in the notes, including the outstanding principal amount plus accrued and unpaid simple interest at 10% from the date of issuance, into the security that is issued as part of such private financing on terms and conditions no less favorable to the other investors participating in such private financing. All holders of the October 2012 Notes who elected to convert their notes, however, would have forfeited all of their upfront shares, as well as the right to receive any deferred shares.

The Company has determined that the upfront and deferred shares are free-standing financial instruments that will be separately accounted for as equity.

•	The 224,802 upfront shares issued simultaneously with the October 2012 Notes were recorded in equity at a fair value of $4,666,535 along with a corresponding charge to other expense in the year ended December 31, 2012.

•	The 449,623 deferred shares to be issued upon completion of the initial public offering were recorded in equity at a fair value of $8,870,470 along with a corresponding charge to other expense in the year ended December 31, 2012.

The October 2012 Notes also meet the definition of a derivative in their entirety as set forth in ASC 815-10-15-83. This derivative was recorded at a fair value of $10,131,662 upon the closing of the

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transaction within the derivative liability line on the balance sheets. The $5,131,662 excess of the fair value of the derivative liability over the $5,000,000 of proceeds from the October 2012 Notes was recorded as other expense at the time of the closing of the transaction.

Exchange Notes, 2012 Notes and 2013 Notes

Additionally, in October 2012 the Company and the holders of the March 2012 Notes agreed to exchange all of the March 2012 Notes for notes with substantially similar terms as the October 2012 Notes (the “Exchange Notes” and together with the October 2012 Notes, the “2012 Notes”), except that the holders of the Exchange Notes are not entitled to receive any upfront or deferred shares of the Company’s common stock. The Exchange Notes also meet the definition of a derivative in their entirety as set forth in ASC 815-10-15-83. The total fair value of the Exchange Notes was $11,752,726 upon exchange. Accordingly, the Company recorded the $1,534,452 difference between this fair value and the net carrying value of the March 2012 Notes of $13,287,178 as a gain in the statement of operations for the year ended December 31, 2012.

In 2013, the Company issued $4,806,300 in aggregate principal amount of additional convertible promissory notes to certain investors, including existing stockholders (the “2013 Notes”). The holders of the 2013 Notes include officers, employees and directors of the Company, making the 2013 Note transaction related party in nature. The terms of the 2013 Notes were identical to the terms of the October 2012 Notes described above. Of the total raise, $3,390,571 was issued in the six months ended June 30, 2013 (the “1H 2013 Notes”). This derivative was recorded at a fair value of $4,919,263 upon the closing of the transaction within the derivative liability line on the balance sheet as of June 30, 2013. The $1,528,692 excess of the fair value of the derivative liability over the $3,390,571 of proceeds from the 1H 2013 Notes was recorded as other expense at the time of the closing of the transaction. The Company issued 4,520,627 upfront shares associated with $1,605,165 raised in the six months ended June 30, 2013, which was recorded in equity at a fair value of $2,079,488 along with a corresponding charge to other expense in the six months ended June 30, 2013. No deferred shares will be issued as an initial public offering had not occurred prior to April 2, 2013, and as such there was no value assigned to any deferred shares associated with the 2013 Notes.

Together, the “Exchange Notes”, the “October 2012 Notes” and the “2013 Notes” (including the “1H 2013 Notes”) are referred to as the “Convertible Notes”. The Convertible Notes derivative liability is marked to fair value each reporting period with the change in fair value recorded in other income and expense. During the six months ended June 30, 2014 and 2013, the Company recorded $118,624 in other expense, and $7,106,919 in other income, respectively, related to the remeasurement of the fair value of the derivative liability.

Upon completion of an initial public offering, all of the Convertible Notes will be exchanged for notes with revised repurchase and conversion terms (the “Post-IPO Notes”). Pursuant to the terms of the Post-IPO Notes, the Company will be obligated to repurchase all Post-IPO Notes in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10% per year, upon the earlier to occur of (i) a reorganization, which is defined as a capital reorganization of the common stock (other than a subdivision, combination, recapitalization, reclassification or exchange of shares), a consolidation or merger of the Company (other than a merger or consolidation of the Company in a transaction in which the Company’s shareholders immediately prior to the transaction possess more than 50% of the voting securities of the surviving entity (or parent, if any) immediately after the transaction) or a sale of all or substantially all of the Company’s assets, or (ii) approval of any of the Company’s product candidates, including omadacycline, for any indication by the FDA, the EMA or the equivalent regulatory agencies in at least two European countries. Additionally, the Company may choose to repurchase the Post-IPO Notes in an amount equal to the outstanding principal amount of such notes, plus 150% of the outstanding principal amount of each note, together with simple interest at a rate of 10% per year prior, to the events described in (i) or (ii) above if,

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after one or more specified liquidity events as described below, such repurchase is permitted under any existing loan documents and the board of directors determines in good faith that (A) none of the proceeds of the planned initial public offering will be used to effect such repurchase and (B) the Company has sufficient cash to fund its general operating needs through the completion of the two planned Phase 3 registration studies for acute bacterial skin and skin structure infections (“ABSSSI”) and an additional 12 months thereafter. To effect this early repurchase, one or more liquidity events must have occurred, which include, among other things, a license or a public offering other than the planned initial public offering. In addition, any holder of Post-IPO Notes may convert all or a portion of the then-outstanding principal amount and any unpaid accrued interest of the Post-IPO Notes into shares of common stock in an amount equal to 150% of the principal amount of the Post-IPO Note elected to be converted, plus accrued and unpaid interest, at a conversion price equal to 115% of the initial public offering price. No Post-IPO Notes had been issued as of June 30, 2014 as the Company had not completed an initial public offering.

In March 2014, the Company and the holders of the Convertible Notes agreed to convert all outstanding principal and interest into shares of a new series of the Company’s convertible preferred stock. See Notes 9 and 10 for additional detail.

9.	Notes Payable—Related Party

2014 Notes and Recapitalization

In March 2014, the Company issued nonconvertible senior secured promissory notes (the “2014 Notes”) to certain individuals and entities in the original aggregate principal amount of $6,000,000 in connection with a concurrent recapitalization of the Company’s capital stock. $520,000 of the $6,000,000 raised in the 2014 Note financing had been prefunded by certain investors of the Company in prior periods. The 2014 Notes are collateralized by substantially all of the assets of the Company and accrue interest at a rate of 10% per annum. The holders of the 2014 Notes include officers, employees and directors of the Company, making the 2014 Notes related party in nature. Pursuant to the terms of the 2014 Notes, the aggregate amount of principal outstanding shall become due and payable upon the first to occur of: (i) June 30, 2014; provided that such date may be extended upon the written consent of certain of the Company’s noteholders, the “Lead Lenders”, (ii) the closing of an equity financing that raises at least $50,000,000, (iii) acceleration of all amounts due as a result of an Event of Default as defined in the 2014 Notes, and (iv) the occurrence of a deemed liquidation event as defined in the Company’s charter. The 2014 Notes may only be prepaid by the Company with express written approval by a majority-in-interest of lenders. As of June 30, 2014, the 2014 Notes had not been repaid. The Company has acknowledged that an event of default exists, and the lenders have agreed to forbear. Pursuant to a Debt Conversion Agreement (the “Debt Conversion Agreement”) entered into on June 30, 2014, holders of the 2014 Notes agreed that the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, the 2014 Notes will be converted into shares of the Company’s common stock immediately prior to the closing of the financing contemplated by the Subscription Agreement.

The Lead Lenders committed to a minimum investment of $3,250,000 in the secured debt financing. The 2014 Notes included a provision that required the other existing holders of the Convertible Notes to participate in the offering of the 2014 Notes based on their pro rata share of the remaining $2,750,000 offering amount. The Convertible Note holders who contributed their pro rata share converted their existing principal amount of Convertible Notes outstanding into 2.25 shares of newly designated Series A Convertible Preferred Stock (“New Series A Convertible Preferred Stock”) for every $1.00 of principal outstanding in connection with the March 2014 secured debt financing and concurrent recapitalization of the Company’s capital stock. In the event that the Convertible Note holders did not contribute their pro rata share, these noteholders converted their existing principal amount of Convertible Notes outstanding into 1.00 share of New Series A Convertible Preferred Stock for every $1.00 of principal outstanding. Moreover, all accrued interest as of February 28, 2014 was converted into New Series A Convertible Preferred Stock on a dollar-for-dollar basis. Upon the closing of the March 2014 transactions, $15,599,941 of principal and $2,215,739 of accrued interest related to the existing Convertible Notes converted into 33,432,213 shares of New Series A Convertible Preferred Stock.

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Pursuant to the terms of the secured debt financing, in April 2014, the Lead Lenders invested the difference between $2,750,000 and the amount invested by other holders of the existing Convertible Notes to bring the total financing proceeds to $6,000,000. The amount of this additional investment by the Lead Lenders was $712,191. In connection with this additional investment, the Lead Lenders received warrants exercisable for 142,437 shares of New Series A Convertible Preferred Stock with an exercise price of $0.01 per share. The warrants have a term of seven years from issuance.

Also in connection with the secured debt financing, the board of directors and the Company’s stockholders approved a recapitalization of the Company’s existing outstanding stock. As a result of this recapitalization, which was effected immediately prior to the initial closing of the secured debt financing in March 2014, all shares of outstanding common stock, Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series F Convertible Preferred Stock and Series H Convertible Preferred Stock were reverse split on a 29.654782:1 ratio. Thereafter, each one share of Series A, C, D, F and H Convertible Preferred Stock was reclassified and converted into 5.0457 shares of New Series A Convertible Preferred Stock. Additionally, all of the authorized shares of the Series B Convertible Preferred Stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock, of which none remain issued and outstanding, were canceled and eliminated. Upon the closing of the recapitalization transaction, 1,150,000 shares of Series A Convertible Preferred Stock, 3,513,000 shares of Series C Convertible Preferred Stock, 5,664,009 shares of Series D Convertible Preferred Stock, 754,499 shares of Series F Convertible Preferred Stock and 9,491,028 shares of Series H Convertible Preferred Stock, in aggregate, were reverse split and reclassified and converted into 3,500,000 shares of New Series A Convertible Preferred Stock. All share and per share data (except par value) have been adjusted to reflect the effect of the reverse stock split and reclassification for all historical periods presented. The derivative liability related to the Convertible Notes was eliminated upon their conversion in the March 2014 Notes recapitalization transaction, and the fair value reclassified to mezzanine equity.

10.	Common and Convertible Preferred Stock

In July 1996, the Company was incorporated in Delaware and, under the terms of the articles of incorporation, as amended, the capital stock of the Company consists of common shares authorized of 30,000,000 shares and preferred shares authorized of 15,000,000 shares. On May 28, 2004, the board of directors authorized the Company to increase the amount of common stock from 30,000,000 shares to 70,000,000 shares. Additionally, the board of directors also authorized the Company to increase the amount of preferred stock from 15,000,000 shares to 35,000,000 shares. Of the 35,000,000 preferred shares authorized as of the filing of the Company’s Amended and Restated Certificate of Incorporation dated October 19, 2007, 1,500,000 shares have been designated as Series A Convertible Preferred, 755,835 designated as Series B Convertible Preferred, 5,100,500 designated as Series C Convertible Preferred, 6,390,866 designated as Series D Convertible Preferred, 928,249 designated as Series E Convertible Preferred, 2,630,914 designated as Series F Convertible Preferred, 1,229,105 designated as Series G Convertible Preferred and 9,937,251 designated as Series H Convertible Preferred. The remaining 6,527,280 preferred shares authorized have yet to be designated.

On October 2, 2012, upon approval of the board of directors and requisite stockholders, the Company amended its Certificate of Incorporation to increase the total authorized shares of common stock issuable by the Company by 50,000,000 to 120,000,000.

On March 7, 2014, upon approval of the board of directors and requisite stockholders, the Company amended and restated its Certificate of Incorporation (i) to increase the total authorized shares of common stock issuable by the Company by 30,000,000 to 150,000,000, (ii) to increase the total authorized shares of preferred stock issuable by the Company by 71,527,280 to 100,000,000, (iii) to effect a reverse stock split of all shares of the Company’s capital stock, (iv) to effect a subsequent reclassification of certain series of the Company’s convertible preferred stock and (v) to eliminate certain series of the Company’s existing convertible preferred stock. The effects of this recapitalization of the Company’s capital stock have been

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presented retroactively in these financial statements for the periods ended June 30, 2014 and December 31, 2013. See Note 9 for additional detail.

The following is a summary of the Company’s convertible preferred stock:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Liquidation Preference (Per Share)	Conversion Price (Per Share)
June 30, 2014
New Series A	100,000,000	36,932,213	$101,705,458	$37,871,202	$1.03	$1.00

	100,000,000	36,932,213	$101,705,458	$37,871,202

December 31, 2013
Series A	1,500,000	195,648	$1,128,475	$2,570,800	$13.14	$5.88
Series B	755,835	—	—	—	—	—
Series C	5,100,500	597,666	12,983,368	29,394,737	49.18	23.51
Series D	6,390,866	963,616	26,842,054	53,155,038	55.16	27.92
Series E	928,249	—	—	—	—	—
Series F	2,630,914	128,344	3,337,129	6,290,796	49.02	27.92
Series G	1,229,105	—	—	—	—	—
Series H	9,937,251	1,614,726	36,274,117	57,548,353	35.64	24.07

	28,472,720	3,500,000	$80,565,143	$148,959,724

There was no convertible preferred stock activity for the year ended December 31, 2013. At June 2014, there are no shares of Series A, Series B, Series C, Series D, Series E, Series F, Series G or Series H convertible preferred stock outstanding. At December 31, 2013, there were no shares of Series B, Series E or Series G Convertible Preferred Stock outstanding.

The rights and preferences at June 30, 2014 and December 31, 2013 of the New Series A, Series A, Series C, Series D, Series F, and Series H Convertible Preferred Stock (collectively the “Preferred Stock”) are as follows:

Voting Rights

At June 30, 2014, holders of New Series A Convertible Preferred Stock are entitled to vote together with all other classes and series of stock outstanding as a single class on all matters, except those matters requiring a separate class vote, and are entitled to the number of votes equal to the number of shares of common stock into which each share of the New Series A Convertible Preferred Stock is then convertible. Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H convertible preferred stock no longer exists nor has any voting rights as of June 30, 2014.

At December 31, 2013, Series A, Series C, Series D, Series F and Series H Convertible Preferred Stockholders were entitled to vote together with all other classes and series of stock as a single class on all matters, except those matters requiring a separate class vote, and were entitled to the number of votes equal to the number of shares of common stock into which each share of the applicable series of Preferred Stock was then convertible.

Dividends

Effective March 7, 2014, shares of New Series A Convertible Preferred Stock accrue cumulative dividends at a rate of 8% per annum. Such cumulative dividends are to be paid only upon liquidation, dissolution, winding-up of the Company, or a consolidation, merger of the Company or a sale of substantially all of the assets of the Company. As of June 30, 2014, no dividends have been declared or paid by the Company.

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Prior to March 7, 2014, shares of Series A, Series C, Series D, Series F and Series H Convertible Preferred Stock accrued cumulative dividends at a rate of 8% per annum. Such cumulative dividends were to be paid only upon liquidation, dissolution, winding-up, consolidation, merger or sale of substantially all of the assets of the Company. All accrued dividends related to the Series A, Series C, Series D, Series F and Series H Convertible Preferred Stock were eliminated concurrent with the 2014 Notes financing.

Liquidation Preference

Effective March 7, 2014, the holders of New Series A Convertible Preferred Stock are entitled to be paid an amount equal to the greater of (i) $1.00 per share of New Series A Convertible Preferred Stock, plus all accrued but unpaid dividends, or (ii) the amount per share of New Series A Convertible Preferred Stock that the holder would have been entitled to if such holder had converted such shares of New Series A Convertible Preferred Stock into common stock immediately prior to such liquidation event, first out of the assets of the Company available for distribution to the holders of the Company’s capital stock of all classes subject to the payment in full of all amounts required to be distributed to the holders of any other class of stock of the Company ranking on liquidation prior and in preference to the New Series A Convertible Preferred Stock, but before payment or distribution of any assets to the holders of any other class or series of the Company’s capital stock designated as junior to the New Series A Convertible Preferred Stock. After payments to holders of Preferred Stock, the remaining assets of the corporation are distributed on a pro rata basis among the holders of common stock.

Prior to March 7, 2014, the holders of Series H Convertible Preferred Stock were entitled to be paid an amount equal to the greater of (i) $24.07 per share of Series H Convertible Preferred Stock, plus all accrued but unpaid dividends or (ii) the amount per share of Series H Convertible Preferred Stock that the holder would have been entitled to if such holder had converted such shares of Series H Convertible Preferred Stock into common stock immediately prior to such liquidation event, first out of the assets of the Company available for distribution to the holders of the Company’s capital stock of all classes subject to the payment in full of all amounts required to be distributed to the holders of any other class of stock of the Company ranking on liquidation prior and in preference to the Series H Convertible Preferred Stock, but before payment or distribution of any assets to the holders of any other class or series of the Company’s capital stock designated as junior to the Series H Convertible Preferred Stock. The holders of Series A, Series C, Series D and Series F Convertible Preferred Stock were then entitled to be paid out together from the remaining assets of the Company available for distribution to the holders of the Company’s capital stock, an amount equal to the issuance price of each series of Preferred Stock, plus all accrued or declared but unpaid dividends. After payments to holders of Preferred Stock, the remaining assets of the corporation are distributed on a pro rata basis among the holders of common stock.

Conversion

Each share of Preferred Stock is convertible into common stock at any time by dividing its issuance price by the conversion price, which is equal to the issuance price for New Series A Convertible Preferred Stock at June 30, 2014, and is subject to antidilution adjustment. As of June 30, 2014, upon the closing of a sale of shares of common stock in a public offering all outstanding shares of each series of Preferred Stock shall be automatically converted into shares of common stock at the then effective conversion price provided minimum proceeds of $20 million are received by the Company.

11.	Convertible Preferred Stock Warrants

As of December 31, 2013, the Company had 33,230 warrants outstanding with a weighted-average exercise price of $24.07 to purchase New Series A Convertible Preferred Stock (the “New Series A warrants”).

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In connection with the 2014 Notes financing, the Lead Lenders received warrants exercisable for 142,437 shares of New Series A Convertible Preferred Stock with an exercise price of $0.01 per share. The warrants have a term of 7 years. The warrants were recorded on the balance sheet at an initial fair value of $35,957. See Note 9.

As of June 30, 2014, the Company had an aggregate 175,667 New Series A warrants outstanding with a weighted-average exercise price of $4.56 to purchase New Series A Convertible Preferred Stock.

For the six months ended June 30, 2013, the Company recorded other income related to the remeasurement of the New Series A warrants of $20,848. For the six months ended June 30, 2014, the Company recorded other expense related to the remeasurement of the New Series A warrants of $804.

12.	Stock-Based Compensation

In December 1996, the board of directors approved the 1996 Stock Option Plan (the “1996 Plan”). Under the 1996 Plan, as amended, options to purchase 4,500,000 shares of common stock were approved for grant. Under the 1996 Plan, the Company may grant incentive or nonqualified stock options. On September 29, 2000, the board of directors approved amendments to the 1996 Plan to include grants of restricted stock awards. Generally, stock options and restricted stock awards are granted at no less than fair market value as determined by the board of directors, expire no later than ten years from the date of grant and vest over various periods not exceeding five years. Under the terms of the 1996 Plan, as amended, the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value of the common stock on the date of grant.

In September 2000, the board of directors approved amendments to the 1996 Plan to allow for the early exercise of unvested stock options, subject to certain restrictions including the ability of the Company to repurchase such shares upon an option holder’s termination of employment with the Company if such shares have not yet vested. As a result of this amendment, all options outstanding became exercisable.

In October 2005, the board of directors approved the 2005 Stock Option Plan (the “2005 Plan”). Under the 2005 Plan, options to purchase 1,500,000 shares of common stock were approved for grant. In addition, all remaining shares available for grant under the 1996 Plan became authorized for issuance under the 2005 Plan. In April 2012, the board of directors approved an increase of options available for grant under the 2005 Plan by 1,500,000 shares. Under the 2005 Plan, the Company may grant incentive or nonqualified stock options. Under the terms of the 2005 Plan the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value for the common stock on the date of grant. Generally, stock options and restricted stock awards are granted at no less than fair market value, expire no later than ten years from grant and vest over numerous periods not exceeding four years. The 2005 Plan allows for the early exercise of unvested stock options, subject to certain restrictions including the ability of the Company to repurchase such shares upon an option holder’s termination of employment with the Company if such shares have not yet vested.

In March 2014, the 1996 Plan and the 2005 Plan were terminated. No additional shares are available to grant from these plans. Also in March 2014, the board of directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, 1,000,000 shares of common stock were initially approved for grant. Under the 2014 Plan, the Company may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. Under the terms of the 2014 Plan the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value for the common stock on the date of grant. Generally, stock options and restricted stock awards are granted at no less than fair market value, expire no later than ten years from grant and vest over numerous periods not exceeding four years. 1,000,000 shares of fully-vested restricted common stock were granted to current and former employees and directors of the Company in June 2014. Also in June 2014, the board of directors approved an increase in the shares available for awards under the 2014 Plan to 12,970,844 shares from 1,000,000 shares and granted the resulting 11,970,844 shares that

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became available for issuance under the 2014 Plan as options to purchase common stock to certain employees in June 2014.

A summary of stock option activity for the six months ended June 30, 2014 and the year ended December 31, 2013 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted– Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding
Balances at December 31, 2012	98,233	$31.42	7.1	$—
Granted	—	—
Exercised	(58)	26.20
Forfeited	(12,816)	28.75

Balances at December 31, 2013	85,359	31.82	6.2	$—
Granted	11,970,844	0.29
Exercised	—	—
Forfeited	(11,160)	25.04

Balances at June 30, 2014	12,045,043	$.49	10.0	$—

Exercisable, December 31, 2013	85,359	$31.82	6.2	$—

Exercisable, June 30, 2014	74,199	$32.83	6.1	$—

Vested and expected to vest, December 31, 2013	84,526

Vested and expected to vest, June 30, 2014	10,938,582

At June 30, 2014 and December 31, 2013, 74,199, and 85,359 stock options were exercisable, respectively, and 0 and 45,851 stock options were available for grant, respectively. Of the total options exercisable at June 30, 2014 and December 31, 2013, 69,985 and 75,541, respectively, were vested and 4,214 and 9,818, respectively, were subject to further vesting provisions. At June 30, 2014 and December 31, 2013, the Company had no shares exercised by employees that were still subject to certain vesting restrictions. The shares are released from the restrictions ratably over the remaining vesting periods.

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock of $0.29 per share at June 30, 2014, and $13.64 per share at December 31, 2013, and the exercise price of the underlying options.

The total intrinsic value of stock options exercised and stock awards granted with no additional restrictions was $290,000 for the six months ended June 30, 2014 and $0 for the six months ended June 30, 2013.

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Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The expected term and expected volatility are based on comparable companies from a representative peer group based on industry and market capitalization. The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the input to the Black-Scholes model. 11,970,844 stock options and 1,000,000 stock awards were granted in the six months ended June 30, 2014 and no stock options or stock awards were granted in the six months ended June 30, 2013. The relevant data used to determine the value of the stock option grants is as follows:

	Six Months Ended June 30,
	2014	2013
Volatility	72.0%	—
Weighted average risk-free interest rate	1.9%	—
Expected dividend yield	0.0%	—
Expected life of options (in years)	5.8	—

For all grants, the amount of stock-based compensation expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data.

The Company granted 1,000,000 shares of common stock to employees on June 25, 2014. The fair market value of the stock grants was determined by the board of directors based on the fair market value of a share of the Company’s common stock on the grant date. Based in part on an analysis by an independent third party valuation firm, the board of directors determined the fair market value to be $0.29 per share. Total stock compensation of $290,000 was recorded for these stock awards in the six months ended June 30, 2014.

The Company recognizes the associated compensation expense over the vesting periods of the awards, net of estimated forfeitures. The following table presents stock-based compensation expense included in the Company’s statements of operations.

	Six Months Ended June 30,
	2014	2013
Research and development expense	$151,278	$55,084
General and administrative expense	166,982	78,735

Total stock-based compensation expense	$318,260	$133,819

Total unrecognized stock-based compensation expense for all stock-based awards was $2,051,916 and $94,119 at June 30, 2014 and December 31, 2013, respectively. These amounts will be recognized over a weighted-average period of 3.5 and 1.7 years, respectively.

13.	Related Party Transaction

Deferred Compensation

During 1999, a supplemental retirement plan was established for a Company executive. The Company accrued a portion of the employee’s base salary until retirement or termination of employment. The amounts accrued were invested in publicly traded mutual funds and the executive was fully vested at all times. The executive terminated his employment with the Company in December 2013, and the full amount accrued was distributed to the executive in accordance with the plan. As of December 31, 2013 and June 30, 2014, there were no amounts accrued related to this plan on the accompanying balance sheets.

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14.	Commitments and Contingencies

The Company has one operating lease for office space. The Company amended the lease agreement to include additional facilities and to extend lease terms on certain space, utilizing the terms of the original lease agreement on three separate occasions. Accordingly, the future minimum operating lease obligations under this noncancelable lease as of June 30, 2014 are as follows:

Lease Obligations
Years Ended December 31,
2014	$256,496
2015	512,992
2016	512,992

Total	$1,282,480

Under terms of the Company’s lease agreement, as amended, payments escalate during the terms of the lease. The Company has recorded an accrued rent liability of $88,013 and $105,616 at June 30, 2014 and December 31, 2013, respectively, to account for this lease on a straight-line basis over the term of the lease.

In June 2012, the Company terminated one of its operating leases prior to the contractual termination date. As a result of the early termination, the Company was required to pay the landlord an aggregate of $1,615,357 through monthly payments until May 2013. This amount was recorded as rent expense in the year ended December 31, 2012. As of December 31, 2013 and June 30, 2014, the Company had no remaining obligation recorded within other current liabilities on the balance sheets.

In August 2013, the Company terminated another of its operating leases prior to the contractual termination date. No additional amounts were due to the landlord as a result of the early termination.

Net rent expense recorded by the Company for the six months ended June 30, 2014 and 2013 was $292,990 and $649,153, respectively.

In April 2012, the board of directors approved a $500,000 pool for a cash retention plan in order to retain key employees of the Company. The terms of the plan state that eligible employees will receive 50% of their bonus on the earlier of August 31, 2012 and the completion of a successful aggregate capital raise of at least $10,000,000 and the remaining 50% on the completion of a successful aggregate capital raise of at least $10,000,000. In August 2012, this plan was amended to state that each eligible employee would earn the first 50% of their bonus on the earlier of August 31, 2012 or the completion of a successful aggregate capital raise of at least $10,000,000, but that this amount would be paid on October 1, 2012. On October 1, 2012, the Company paid these key employees an aggregate of $250,000 under this program. The Company had not completed the aggregate capital raise of at least $10,000,000, and as such the remaining $250,000 bonus had not been paid as of March 2014.

In March 2014, the board of directors approved a new pool for a cash retention plan in order to retain key employees of the Company. The new plan replaces the April 2012 plan. The terms of the plan state that eligible employees will receive an aggregate $207,500 cash bonus within 15 days of the final closing of the Company’s senior secured promissory note financing and will receive the remaining $242,500 in aggregate upon a successful capital raise of at least $20,000,000, provided that this amount is raised by December 31, 2014. $207,500 in aggregate was paid to these key employees in April 2014 following the closing of the senior secured promissory note financing. The Company had not completed the aggregate capital raise of at least $20,000,000, and as such the remaining $242,500 bonus had not been paid as of June 30, 2014.

Legal Payable

In February 2014, to resolve legal action initiated by the Company’s former legal counsel (“Former Counsel”) regarding accrued and unpaid legal fees, the Company entered into a settlement agreement with

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Former Counsel. In accordance with the settlement, the Company and Former Counsel agreed that the total amount of fees and disbursements owed by the Company to Former Counsel as of the settlement date in February 2014 was $6,000,000. The Company further agreed that on the closing date of the above-referenced 2014 Notes, the Company would repay $1,500,000 to Former Counsel. On March 7, 2014 the Company completed the closing of the 2014 Notes financing and paid $1,500,000 to Former Counsel. The Company agreed to repay the remainder of the owed amounts from the proceeds of the Company’s next equity investment in accordance with the terms of the settlement agreement. Management’s best estimate of the remaining legal payable pursuant to this settlement agreement as of June 30, 2014 and as of the date of these financial statements was $4,500,000. Former Counsel has certain liquidation preference rights in the event of a liquidation, until this liability is paid in full.

15.	Subsequent Events

Subsequent events have been evaluated through August 28, 2014, the date the accompanying financial statements were issued.

On July 1, 2014, the Company received a $3,500,000 bridge loan from Transcept in conjunction with the announced pending merger. In the event that the transaction does not close by September 15, 2014, Transcept has committed to make available further funding of up to $800,000 per month, until December 31, 2014, provided the Merger continues to be pending and the Merger Agreement has not been terminated. The loan bears interest at a rate of 1% per annum, and is repayable immediately should the Merger be terminated.

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Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

TRANSCEPT PHARMACEUTICALS, INC.,

a Delaware corporation;

TIGRIS MERGER SUB, INC.,

a Delaware corporation;

TIGRIS ACQUISITION SUB, LLC,

a Delaware limited liability company; and

PARATEK PHARMACEUTICALS, INC.,

a Delaware corporation

Dated as of June 30, 2014

A-i

A-ii

Schedules:

Schedule A	Persons Executing Potomac Stockholder Support Agreements
Schedule B	Persons Executing Tigris Stockholder Support Agreements
Schedule C	Pre-Closing Dividend Rights
Schedule D	Specified Litigation Matter
Schedule E	Subscription Agreement
Schedule F	Investor Agreements
Schedule G	Tigris Options

A-iii

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Potomac Stockholder Voting Agreement
Exhibit C	Form of Tigris Stockholder Voting Agreement
Exhibit D	Form of Potomac Stockholder Written Consent
Exhibit E	Form of Lock-up Agreement

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 30, 2014, by and among TRANSCEPT PHARMACEUTICALS, INC., a Delaware corporation (“Tigris”), TIGRIS MERGER SUB, INC., a Delaware corporation (“Merger Sub”), TIGRIS ACQUISITION SUB, LLC, a single member Delaware limited liability company (“Merger LLC”), and PARATEK PHARMACEUTICALS, INC., a Delaware corporation (“Potomac”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Tigris and Potomac intend to effect a merger of Merger Sub into Potomac (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Potomac will become a wholly-owned subsidiary of Tigris.

B. The Parties intend that the Merger shall be immediately followed by a merger of the Surviving Corporation (as defined below) with and into Merger LLC with Merger LLC surviving (the “Second Merger”), on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”).

C. The Parties intend that the Merger be mutually interdependent with and a condition precedent to the Second Merger and that the Second Merger shall, through the binding commitment evidenced by Section 1.1(b), be effected immediately following the Effective Time (as defined below), on the terms and subject to the conditions of this Agreement and in accordance with the DLLCA, without further approval, authorization or direction from or by any of the parties hereto.

D. The Parties intend to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) and for the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

E. The Board of Directors of Tigris (i) has determined that the Merger is fair to, and in the best interests of, Tigris and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Tigris Common Stock to the stockholders of Potomac pursuant to the terms of this Agreement, the change of control of Tigris, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Tigris vote to approve the issuance of shares of Tigris Common Stock to the stockholders of Potomac pursuant to the terms of this Agreement, the change of control of Tigris and such other actions as contemplated by this Agreement.

F. The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

G. The Board of Directors of Potomac (i) has determined that the Merger is advisable and fair to, and in the best interests of, Potomac and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Potomac vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

H. In order to induce Tigris to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Potomac and stockholders affiliated therewith listed on Schedule A hereto, are executing support agreements in favor of Tigris concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Potomac Stockholder Support Agreements”).

I. In order to induce Potomac to enter into this Agreement and to cause the Merger to be consummated, the officers, directors and certain stockholders of Tigris listed on Schedule B hereto are executing support agreements in favor of Potomac concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Tigris Stockholder Support Agreements”).

J. It is expected that within four (4) Business Days after the Form S-4 Registration Statement is declared effective under the Securities Act, the holders of shares of capital stock of Potomac sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and Potomac’s Certificate of Incorporation and Bylaws will execute and deliver an action by written consent adopting this Agreement, in a form reasonably acceptable to Tigris, in order to obtain the Required Potomac Stockholder Vote (each, a “Potomac Stockholder Written Consent” and collectively, the “Potomac Stockholder Written Consents”).

K. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Tigris to enter into this Agreement, certain investors have executed the Subscription Agreement with Potomac pursuant to which such investors have agreed to purchase certain shares of capital stock of Potomac prior to the Closing in connection with the Potomac Pre-Closing Financing.

L. Concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Potomac to enter into this Agreement, Tigris has provided certain bridge financing to Potomac pursuant to a Note Purchase Agreement between Tigris and Potomac (each Promissory Note issued thereunder, a “Tigris Note” and collectively, the “Tigris Notes”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger and Second Merger.

(a) Merger of Merger Sub into Potomac. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Potomac, and the separate existence of Merger Sub shall cease. Potomac will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) Second Merger. Immediately after the Effective Time on the Closing Date, the Surviving Corporation shall be merged with and into Merger LLC, and the separate existence of the Surviving Corporation shall cease. Merger LLC shall be the successor or surviving entity in the Second Merger (the “Surviving Company”). There shall be no conditions to the completion of the Second Merger other than the completion of the Merger.

1.2 Effects of the Merger and Second Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Potomac will become a wholly-owned subsidiary of Tigris. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the

Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Tigris and Potomac may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Tigris and Potomac (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Tigris and Potomac (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Certificate of Incorporation of Tigris shall be the Certificate of Incorporation of Tigris immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Tigris shall file an amendment to its certificate of incorporation to change the name of Tigris to “Paratek Pharmaceuticals, Inc.;” and to make such other changes as are mutually agreeable to Tigris and Potomac;

(c) the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d) the directors and officers of Tigris shall be as set forth in Section 5.17; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Tigris as set forth in Section 5.17, after giving effect to the provisions of Section 5.17.

1.5 Conversion of Shares and Issuance of Warrants.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Tigris, Merger Sub, Potomac or any stockholder of Potomac:

(i) any shares of Potomac Common Stock or Potomac Preferred Stock held as treasury stock or held or owned by Potomac, Merger Sub or any Subsidiary of Potomac immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Potomac Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Tigris Common Stock equal to the Exchange Ratio.

(b) If any shares of Potomac Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Potomac, then the shares of Tigris Common Stock issued in exchange for such shares of Potomac Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Tigris Common Stock shall accordingly be marked with appropriate legends. Potomac shall take all actions that may be necessary to ensure that, from and after the Effective Time, Tigris is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Tigris Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Potomac Common Stock who would otherwise be entitled to receive a fraction of a share of Tigris Common Stock (after aggregating all fractional shares of Tigris Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Tigris Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Tigris Common Stock then trades) on the date the Merger becomes effective.

(d) All Potomac Options outstanding immediately prior to the Effective Time under the 2014 Plan and all Potomac Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Tigris Common Stock or warrants to purchase Tigris Common Stock, as applicable, in accordance with Section 5.5. All other Potomac Options shall be cancelled immediately prior to the Effective Time.

(e) Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Potomac Capital Stock or Tigris Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Potomac Common Stock, Potomac Preferred Stock, Potomac Options and Potomac Warrants the same economic effect as contemplated by this Agreement prior to such event.

(g) Immediately following the consummation of the Merger, Tigris shall file a certificate of merger for the Second Merger (the “Second Step Certificate of Merger”) with the Secretary of State of the State of Delaware in a form reasonably acceptable to each of Tigris and Potomac and in accordance with the relevant provisions of the DGCL and the DLLCA. The Second Merger shall become effective upon the filing of the Second Step Certificate of Merger. Each issued and outstanding share of capital stock of the Surviving Corporation shall be cancelled and exchanged for an equivalent percentage of the membership interests of the Surviving Company, and all of the membership interests of Merger LLC shall become all of the membership interests of the Surviving Company.

1.6 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing, as agreed upon by Tigris and Potomac at least ten (10) calendar days prior to the Tigris Stockholders’ Meeting (the “Anticipated Closing Date”). Within five (5) calendar days following the Determination Date, Tigris shall deliver to Potomac a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Tigris’ good faith, estimated calculation of Net Cash (using an estimate of Tigris’ accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for Tigris’ most recent SEC filings) (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Tigris’ Chief Financial Officer. Tigris shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Potomac, available to Potomac and, if requested by Potomac, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after Tigris delivers the Net Cash Schedule (the “Response Date”), Potomac shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Tigris (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) Potomac notifies Tigris in writing that it has no objections to the Net Cash Calculation or (ii) Potomac fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(d) If Potomac delivers a Dispute Notice on or prior to the Response Date, then Representatives of Tigris and Potomac shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e) If Representatives of Tigris and Potomac are unable to negotiate an agreed-upon determination of Net Cash at the Determination Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Tigris and Potomac may mutually agree upon), then Tigris and Potomac shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Tigris shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Tigris and Potomac shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Potomac and Tigris shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Potomac and Tigris. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Tigris and Potomac in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.6(e) applies as to the determination of the Net Cash at the Determination Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, unless the Closing Date is more than fifteen (15) calendar days after the Anticipated Closing Date.

1.7 Closing of Potomac’s Transfer Books. At the Effective Time: (a) all shares of Potomac Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Potomac Common Stock and Potomac Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Potomac; and (b) the stock transfer books of Potomac shall be closed with respect to all shares of Potomac Common Stock and Potomac Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Potomac Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Potomac Common Stock, including any valid certificate representing any shares of Potomac Preferred Stock previously converted into shares of Potomac Common Stock in connection with the Preferred Stock Conversion, outstanding immediately prior to the Effective Time (a “Potomac Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Potomac Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Tigris and Potomac shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Tigris shall deposit with the Exchange Agent: (i) certificates representing the shares of Tigris Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Tigris Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) At or before the Effective Time, Potomac will deliver to Tigris a true, complete and accurate listing of all record holders of Potomac Stock Certificates at the Effective Time, including the number and class of shares of Potomac’s capital stock held by such record holder, and the number of shares of Tigris Common Stock such holder is entitled to receive pursuant to Section 1.5. Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Potomac Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Tigris may reasonably specify (including a provision confirming that delivery of Potomac Stock Certificates shall be effected, and risk of loss and title to Potomac Stock Certificates shall pass, only upon delivery of such Potomac Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Potomac Stock Certificates in exchange for certificates representing Tigris Common Stock. Upon surrender of a Potomac Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Tigris: (A) the holder of such Potomac Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Tigris Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Tigris Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Potomac Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Potomac Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Tigris Common Stock (and cash in lieu of any fractional share of Tigris Common Stock). If any Potomac Stock Certificate shall have been lost, stolen or destroyed, Tigris may, in its discretion and as a condition precedent to the delivery of any shares of Tigris Common Stock, require the owner of such lost, stolen or destroyed Potomac Stock Certificate to provide an applicable affidavit with respect to such Potomac Stock Certificate and post a bond indemnifying Tigris against any claim suffered by Tigris related to the lost, stolen or destroyed Potomac Stock Certificate or any Tigris Common Stock issued in exchange therefor as Tigris may reasonably request.

(c) No dividends or other distributions declared or made with respect to Tigris Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Potomac Stock Certificate with respect to the shares of Tigris Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Potomac Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Potomac Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Tigris upon demand, and any holders of Potomac Stock Certificates who have not theretofore surrendered their Potomac Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Tigris for satisfaction of their claims for Tigris Common Stock, cash in lieu of fractional shares of Tigris Common Stock and any dividends or distributions with respect to shares of Tigris Common Stock.

(e) Each of the Exchange Agent, Tigris and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Potomac Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Potomac Stock Certificate or to any other Person with respect to any shares of Tigris Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Potomac Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Potomac Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Potomac Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Potomac Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) Potomac shall give Tigris prompt written notice of any demands by dissenting stockholders received by Potomac, withdrawals of such demands and any other instruments served on Potomac and any material correspondence received by Potomac in connection with such demands.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Potomac, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Potomac, in the name of Merger Sub and otherwise) to take such action.

1.11 Tax Consequences. For federal income tax purposes, the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF POTOMAC

Potomac represents and warrants to Tigris and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Potomac to Tigris (the “Potomac Disclosure Schedule”). The Potomac Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2. The disclosures in any section or subsection of the Potomac Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Potomac Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Potomac Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Etc.

(a) Potomac has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule; and neither Potomac nor any of the other Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule. Potomac has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Potomac has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Potomac and the Potomac Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Potomac and the Potomac Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Potomac Material Adverse Effect.

2.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Potomac has delivered to Tigris accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for Potomac and each Potomac Subsidiary. Part 2.2 of the Potomac Disclosure Schedule lists, and Potomac has delivered to Tigris, accurate and complete copies of: (a) the charters of all committees of Potomac’s board of directors; and (b) any code of conduct or similar policy adopted by Potomac or by the board of directors, or any committee of the board of directors, of Potomac. Neither Potomac nor any Potomac Subsidiary has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Potomac Material Adverse Effect.

2.3 Capitalization, Etc.

(a) The authorized capital stock of Potomac as of the date of this Agreement consists of (i) 150,000,000 shares of Potomac Common Stock, par value $0.001 per share, of which 2,000,000 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 100,000,000 shares of Series A Preferred Stock, par value $0.001 per share, of which 36,932,213 shares have been issued and are outstanding as of the date of this Agreement. The authorized capital stock of Potomac as of immediately prior to the Closing shall consist of (i) 250,000,000 shares of Potomac Common Stock, 189,461,175 shares of which will be issued and outstanding, and (ii) 120,000,000 shares of preferred stock, par value $0.001 per share (the “Potomac Preferred Stock”), of which 40,000,000 shares will have been designated Series A Preferred Stock, 40,000,000 of which shares will have been designated Series A-2 Preferred Stock and 40,000,000 of which shares will have been designated Series A-3 Preferred Stock, none of which shares of Potomac Preferred Stock will be issued and outstanding. Potomac does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Potomac Common Stock and Potomac Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a) of the Potomac Disclosure Schedule, none of the outstanding shares of Potomac Common Stock or Potomac Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Potomac Common Stock or Potomac Preferred Stock is subject to any right of first refusal in favor of Potomac. Except as contemplated herein or as set forth in Part 2.3(a) of the Potomac Disclosure Schedule, there is no Potomac Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Potomac Common Stock or Potomac Preferred Stock. Potomac is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Potomac Common Stock or other securities. Part 2.3(a) of the Potomac Disclosure Schedule accurately and completely lists all repurchase rights held by Potomac with respect to shares of Potomac Common Stock (including shares issued pursuant to the exercise of stock options) and Potomac Preferred Stock, and specifies each holder of Potomac Common Stock or Potomac Preferred Stock, the date of purchase of such Potomac Common Stock or Potomac Preferred Stock, the number of shares of Potomac Common Stock or Potomac Preferred Stock subject to such repurchase rights, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such Potomac Common Stock or Potomac Preferred Stock filed an election under Section 83(b) of the Code with respect to such Potomac Common Stock or Potomac Preferred Stock within thirty (30) days of purchase. Each share of Potomac Preferred Stock is convertible into one share of Potomac Common Stock.

(b) Except for the Potomac 2014 Equity Incentive Plan, as amended (the “2014 Plan”), and except as set forth in Part 2.3(b) of the Potomac Disclosure Schedule, Potomac does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Potomac has reserved 12,970,844 shares of Potomac Common Stock for issuance under the 2014 Plan, of which 1,000,000 shares have been issued and are currently outstanding, 11,970,844 have been reserved for issuance upon exercise of Potomac Options granted under the 2014 Plan, and no shares of Potomac Common Stock remain available for future issuance pursuant to the 2014 Plan. 142,437 shares of Potomac Preferred Stock are reserved for future issuance pursuant to warrants to purchase Potomac Preferred Stock (collectively, the “Potomac Warrants”). Part 2.3(b) of the Potomac Disclosure Schedule sets forth the following information with respect to each Potomac Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Potomac Common Stock subject to such Potomac Option at the time of grant; (C) the number of shares of Potomac Common Stock subject to such Potomac Option as of the date of this Agreement; (D) the exercise price of such Potomac Option; (E) the date on which such Potomac Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares; (G) the date on which such Potomac Option expires; and (H) whether such Potomac Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Potomac has made available to Tigris an accurate and complete copy of the 2014 Plan and forms of all stock option agreements approved for use thereunder. No vesting of Potomac Options will accelerate in connection with the closing of the Contemplated Transactions.

(c) Except for the outstanding Potomac Options, Potomac Warrants or as set forth on Part 2.3(c) of the Potomac Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Potomac or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Potomac or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Potomac or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Potomac or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Potomac or any of its Subsidiaries.

(d) All outstanding shares of Potomac Common Stock, Potomac Preferred Stock, options, warrants and other securities of Potomac have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Potomac has delivered to Tigris accurate and complete copies of all Potomac Warrants.

2.4 Financial Statements.

(a) Part 2.4(a) of the Potomac Disclosure Schedule includes true and complete copies of (i) Potomac’s audited consolidated balance sheets at December 31, 2012 and December 31, 2013, (ii) the Potomac Unaudited Interim Balance Sheet, (iii) Potomac’s audited consolidated statements of income, cash flow and shareholders’ equity for the years ended December 31, 2012 and December 31, 2013, and (iv) Potomac’s draft unaudited statements of income, cash flow and shareholders’ equity for the three (3) months ended March 31, 2014 (collectively, the “Potomac Financials”). The Potomac Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Potomac Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present the financial condition and operating results of Potomac and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of Potomac and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; provided, however, that neither Potomac nor any of its Subsidiaries has adopted or conducted an evaluation of compliance of Potomac’s or such Subsidiary’s internal accounting controls with, the Internal Control Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Potomac and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Part 2.4(c) of the Potomac Disclosure Schedule lists, and Potomac has delivered to Tigris accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Potomac or any of its Subsidiaries since January 1, 2010.

(d) Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Potomac, Potomac’s Board of Directors or any committee thereof. Since January 1, 2010, neither Potomac nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Potomac and the Potomac Subsidiaries, (ii) any fraud, whether or not material, that involves Potomac’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Potomac and the Potomac Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.5 Absence of Changes. Except as set forth on Part 2.5 of the Potomac Disclosure Schedule, between December 31, 2013 and the date of this Agreement:

(a) there has not been any Potomac Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Potomac Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Potomac or any Potomac Subsidiary (whether or not covered by insurance);

(c) Potomac has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities except for the repurchase or reacquisition of shares pursuant to Potomac rights arising upon an individual’s termination as an employee, director or consultant;

(d) Potomac has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Potomac Common Stock issued upon the valid exercise of outstanding Potomac Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Potomac Options identified in Part 2.3(b) of the Potomac Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security except for Potomac Options identified in Part 2.3(b) of the Potomac Disclosure Schedule;

(e) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Potomac or any Potomac Subsidiary, and neither Potomac nor any Potomac Subsidiary has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) Potomac has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the 2014 Plan; (ii) any Potomac Option or any Contract evidencing or relating to any Potomac Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(g) Neither Potomac nor any Potomac Subsidiary has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(h) Neither Potomac nor any Potomac Subsidiary has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $100,000;

(i) Neither Potomac nor any Potomac Subsidiary has changed any of its accounting methods, principles or practices;

(j) Neither Potomac nor any Potomac Subsidiary has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) Neither Potomac nor any Potomac Subsidiary has commenced or settled any Legal Proceeding;

(l) Neither Potomac nor any Potomac Subsidiary has entered into any material transaction outside the Ordinary Course of Business;

(m) Neither Potomac nor any Potomac Subsidiary has acquired any material assets nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Encumbrances of immaterial assets in the Ordinary Course of Business consistent with past practices;

(n) there has been no entry into, amendment or termination of any Potomac Material Contract;

(o) there has been no (i) material change in pricing or royalties or other payments set or charged by Potomac or any Potomac Subsidiary to its customers or licensees, (ii) agreement by Potomac or any Potomac Subsidiary to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary, or (iii) material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary; and

(p) Neither Potomac nor any Potomac Subsidiary has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(o)” above (other than negotiations between the Parties to enter into this Agreement).

2.6 Title to Assets. Each of Potomac and the Potomac Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Potomac Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of Potomac or any Potomac Subsidiary as being owned by Potomac or such Potomac Subsidiary. All of said assets are owned by Potomac or a Potomac Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Potomac Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Potomac or any Potomac Subsidiary; and (iii) liens listed in Part 2.6 of the Potomac Disclosure Schedule.

2.7 Real Property; Leasehold. Neither Potomac nor any Potomac Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Potomac Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8 Intellectual Property.

(a) Potomac, directly or through a Potomac Subsidiary, owns, or has the right to use, and has the right to bring actions for the infringement of, all Potomac IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Potomac Material Adverse Effect.

(b) Part 2.8(b) of the Potomac Disclosure Schedule is an accurate, true and complete listing of all Potomac Registered IP.

(c) Part 2.8(c) of the Potomac Disclosure Schedule accurately identifies (i) all Potomac IP Rights licensed to Potomac or any Potomac Subsidiary (other than (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Potomac’s or any Potomac Subsidiary’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Potomac Contracts pursuant to which such Potomac IP Rights are licensed to Potomac or any Potomac Subsidiary; and (iii) whether the license or licenses granted to Potomac or any Potomac Subsidiary are exclusive or non-exclusive.

(d) Part 2.8(d)(i) of the Potomac Disclosure Schedule accurately identifies each Potomac Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Potomac IP Rights. Except as identified in Part 2.8(d)(ii)

of the Potomac Disclosure Schedule, Potomac is not bound by, and no Potomac IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Potomac or any Potomac Subsidiary to use, exploit, assert, or enforce any Potomac IP Rights anywhere in the world in each case as would materially limit the business of Potomac as conducted or planned to be conducted.

(e) Except as identified in Part 2.8(e) of the Potomac Disclosure Schedule, to the Knowledge of Potomac and its Subsidiaries, Potomac or one of its Subsidiaries exclusively owns all right, title, and interest to and in Potomac IP Rights (other than Potomac IP Rights (i) exclusively and non-exclusively licensed to Potomac or one of its Subsidiaries, as identified in Part 2.8(c) of the Potomac Disclosure Schedule and (ii) (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Potomac’s or any Potomac Subsidiary’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances (other than those Encumbrances which would not materially limit the business of Potomac as conducted or planned to be conducted). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Potomac Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Potomac Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Potomac or any Potomac Subsidiary and who is or was involved in the creation or development of any Potomac IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Potomac or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Potomac and its Subsidiaries. To the Knowledge of Potomac and its Subsidiaries, no current or former stockholder, officer, director, or employee of Potomac or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Potomac IP Rights. To the Knowledge of Potomac and its Subsidiaries, no employee of Potomac or any or any Potomac Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Potomac or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Potomac IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Potomac IP Rights.

(iii) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Potomac IP Rights in which Potomac or any of its Subsidiaries has an ownership interest.

(iv) Potomac and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Potomac or such Subsidiary holds, or purports to hold, as a trade secret.

(v) Neither Potomac nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Potomac IP Rights to any other Person.

(vi) To the Knowledge of Potomac and its Subsidiaries, the Potomac IP Rights constitute all Intellectual Property necessary for Potomac and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(f) Potomac has delivered, or made available to Tigris, a complete and accurate copy of all Potomac IP Rights Agreements. Neither Potomac nor any Potomac Subsidiary is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated

Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Potomac IP Rights or impair the right of Potomac or the Surviving Corporation and its Subsidiaries to use, sell or license any Potomac IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Potomac Material Adverse Effect. With respect to each of the Potomac IP Rights Agreements: (i) each such agreement is valid and binding on Potomac or its Subsidiaries, as applicable, and in full force and effect; (ii) Potomac has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Potomac nor its Subsidiaries, and to the Knowledge of Potomac, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Potomac or any of its Subsidiaries does not violate any license or agreement between Potomac or its Subsidiaries and any third party, and, to the Knowledge of Potomac and its Subsidiaries, does not infringe or misappropriate any Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Potomac Material Adverse Effect. Potomac has disclosed in correspondence to Tigris the third-party patents and patent applications found during all freedom to operate searches that were conducted by Potomac or its Subsidiaries related to any product or technology currently licensed or sold or under development by Potomac or its Subsidiaries. To the Knowledge of Potomac and its Subsidiaries, no third party is infringing upon, or violating any license or agreement with Potomac or its Subsidiaries relating to any Potomac IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Potomac IP Rights, nor has Potomac or any of its Subsidiaries received any written notice asserting that any Potomac IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Potomac IP Rights that is Potomac Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Potomac Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Potomac Material Adverse Effect.

(i) To the Knowledge of Potomac and its Subsidiaries, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Potomac or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Potomac or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Potomac or any of its Subsidiaries in accordance with GAAP.

(j) Except as set forth in Parts 2.8(c) or 2.8(d) of the Potomac Disclosure Schedule (i) neither Potomac nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Potomac nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

2.9 Agreements, Contracts and Commitments. Part 2.9 of the Potomac Disclosure Schedule identifies, except for Potomac Contracts set forth in Part 2.13 of the Potomac Disclosure Schedule:

(a) each Potomac Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Potomac Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by Potomac or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Potomac’s, Potomac’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c) each Potomac Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Potomac Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Potomac and any of its respective officers or directors;

(e) each Potomac Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Potomac, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(f) each Potomac Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Potomac Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Potomac Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Potomac or any Potomac Subsidiary or any loans or debt obligations with officers or directors of Potomac;

(i) each Potomac Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Potomac (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Potomac or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Potomac or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Potomac or such Potomac Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any Potomac product, service or technology or any Contract currently in force to sell, distribute or commercialize any Potomac products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(j) each Potomac Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Potomac in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by Potomac or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Potomac and its Subsidiaries.

Potomac has delivered to Tigris accurate and complete (except for applicable redactions thereto) copies of all Potomac Material Contracts, including all amendments thereto. There are no Potomac Material Contracts that are not in written form. Except as set forth on Part 2.9 of the Potomac Disclosure Schedule, neither Potomac nor any of its Subsidiaries has, nor to Potomac’s Knowledge, as of the date of this Agreement has any other party to a Potomac Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Potomac or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Potomac Material Contract”) in such manner as would permit any other party to cancel or terminate any such Potomac Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Potomac Material Adverse Effect. As to Potomac and its Subsidiaries, as of the date of this Agreement, each Potomac Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions shall not result in any material payment or payments becoming due from Potomac, any Potomac Subsidiary, the Surviving Corporation or Tigris to any Person under any Potomac Contract or give any Person the right to terminate or alter the provisions of any Potomac Contract. No Person is renegotiating, or has a right pursuant to the terms of any Potomac Material Contract to change, any material amount paid or payable to Potomac under any Potomac Material Contract or any other material term or provision of any Potomac Material Contract.

2.10 Liabilities. As of the date hereof, neither Potomac nor any Potomac Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Potomac Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Potomac or its Subsidiaries since the date of the Potomac Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Potomac or any Potomac Subsidiary under Potomac Contracts; (d) Liabilities incurred in connection with this Agreement, the Subscription Agreement, the Tigris Notes, and the Debt Conversion Agreement entered into between Potomac and certain holders of its secured debt instruments; and (e) Liabilities listed in Part 2.10 of the Potomac Disclosure Schedule.

2.11 Compliance; Permits; Restrictions.

(a) Potomac and each Potomac Subsidiary are, and since January 1, 2010 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Potomac, threatened against Potomac or any Potomac Subsidiary, nor has any Governmental Body or authority indicated to Potomac an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Potomac or any Potomac Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Potomac or any Potomac Subsidiary, any acquisition of material property by Potomac or any Potomac Subsidiary or the conduct of business by Potomac or any Potomac Subsidiary as currently conducted, (ii) may have an adverse effect on Potomac’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Potomac and the Potomac Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Potomac (the “Potomac Permits”) as currently conducted. Part

2.11(b) of the Potomac Disclosure Schedule identifies each Potomac Permit. Each of Potomac and each Potomac Subsidiary is in material compliance with the terms of the Potomac Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Potomac, threatened, which seeks to revoke, limit, suspend, or materially modify any Potomac Permit. The rights and benefits of each material Potomac Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Potomac and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or threatened with respect to an alleged violation by Potomac or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Potomac and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Potomac or such Subsidiary as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Potomac Product Candidates”) (collectively, the “Potomac Regulatory Permits”) and no such Potomac Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Potomac and each Potomac Subsidiary is in compliance in all material respects with the Potomac Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Potomac Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Potomac Regulatory Permit. Except for the information and files identified in Part 2.11(d) of the Potomac Disclosure Schedule, Potomac has made available to Tigris all information requested by Tigris in Potomac’s or its Subsidiaries’ possession or control relating to the Potomac Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Potomac Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Potomac or its Subsidiaries or in which Potomac or its Subsidiaries or their respective current products or product candidates, including the Potomac Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2010, neither Potomac nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Potomac, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Potomac or any of its Subsidiaries or in which Potomac or any of its Subsidiaries or their respective current products or product candidates, including the Potomac Product Candidates, have participated.

(f) Neither Potomac nor any of the Potomac Subsidiaries is the subject of any pending, or to the Knowledge of Potomac or the Potomac Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the

Knowledge of Potomac or any of the Potomac Subsidiaries, neither Potomac nor any of the Potomac Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Potomac, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Potomac, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Potomac, any Potomac Subsidiary or any of their respective officers, employees or agents.

2.12 Tax Matters.

(a) Potomac and each Potomac Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Potomac nor any Potomac Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Potomac or any Potomac Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Potomac or any Potomac Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Potomac and any Potomac Subsidiary have been reserved for on the Potomac Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Potomac Unaudited Interim Balance Sheet, neither Potomac nor any Potomac Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Potomac and each Potomac Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Potomac’s Unaudited Interim Balance Sheet) upon any of the assets of Potomac or any Potomac Subsidiary.

(e) No deficiencies for Taxes with respect to Potomac or any Potomac Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Potomac or any Potomac Subsidiary. No issues relating to Taxes of Potomac or any Potomac Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Potomac has delivered or made available to Tigris complete and accurate copies of all federal income Tax and all other material Tax Returns of Potomac and each Potomac Subsidiary (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Potomac and each Potomac Subsidiary (and predecessors of each), with respect to federal income Tax and all other material Taxes. Neither Potomac nor any Potomac Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Potomac or any Potomac Subsidiary as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Tigris, are set forth on Schedule 2.12(f). Neither Potomac nor any Potomac Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Potomac or any Potomac Subsidiary;

(ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Potomac nor any Potomac Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Potomac nor any Potomac Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Potomac nor any Potomac Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Potomac) for federal, state, local or foreign Tax purposes. Neither Potomac nor any Potomac Subsidiary has any Liability for the Taxes of any Person (other than Potomac and any Potomac Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither Potomac nor any Potomac Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Potomac nor any Potomac Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(l) Neither Potomac nor any Potomac Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Potomac, other arrangement or contract which is treated as a partnership for Tax purposes.

(m) Neither Potomac nor any Potomac Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Potomac nor any Potomac Subsidiary has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Potomac and Potomac Subsidiary employees is terminable by Potomac or the applicable Potomac Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Potomac has made available to Tigris accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Potomac Associates to the extent currently effective and material.

(b) To the Knowledge of Potomac, no officer or Key Employee of Potomac or any Potomac Subsidiary intends to terminate his or her employment with Potomac or the applicable Potomac Subsidiary, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c) Neither Potomac nor any Potomac Subsidiary is a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Potomac, seeking to represent any employees of Potomac or any Potomac Subsidiary.

(d) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting Potomac or any Potomac Subsidiary.

(e) Neither Potomac nor any Potomac Subsidiary is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Potomac, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Potomac Associate, including charges of unfair labor practices or discrimination complaints. Part 2.13(e) of the Potomac Disclosure Schedule lists all written and all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Potomac or any Potomac Subsidiary (or any trade or business (whether or not incorporated) which is a Potomac Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Potomac, any Potomac Subsidiary or any Potomac Affiliate, or under which Potomac or any Potomac Subsidiary or any Potomac Affiliate has any current or may incur liability after the date hereof (each, a “Potomac Employee Plan”).

(f) With respect to Potomac Options granted pursuant to the 2014 Plan, (i) each Potomac Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Potomac Option was duly authorized no later than the date on which the grant of such Potomac Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of Potomac (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Potomac Option grant was made in accordance with the terms of the 2014 Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Potomac Option was equal to the fair market value of a share of Potomac Common Stock on the applicable Grant Date.

(g) Each Potomac Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Potomac, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Potomac Employee Plan or the exempt status of any related trust.

(h) Each Potomac Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(i) Neither Potomac nor any Potomac Subsidiary has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Potomac nor any Potomac Subsidiary has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Potomac Employee Plan subject to ERISA and neither Potomac nor any Potomac Subsidiary has been assessed any civil penalty under Section 502(l) of ERISA.

(j) No Potomac Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Potomac nor any Potomac Subsidiary or Potomac Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Potomac Employee Plan is a Multiemployer Plan, and neither Potomac nor any Potomac Subsidiary or Potomac Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Potomac Employee Plan is a Multiple Employer Plan.

(k) No Potomac Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Potomac Employee Plan qualified under Section 401(a) of the Code.

(l) Neither Potomac nor any Potomac Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of Potomac, no payment pursuant to any Potomac Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Potomac or any Potomac Subsidiary, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the transactions contemplated by this Agreement or otherwise.

(n) Potomac and each of its Subsidiaries has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Potomac and each of its Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Potomac nor any of its Subsidiaries has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(o) Potomac and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Potomac or any of its Subsidiaries relating to any employee, employment agreement or Potomac Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Potomac, any of its Subsidiaries, any

Potomac trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Potomac nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

(p) Part 2.13(p) of the Disclosure Schedule lists all liabilities of Potomac or any of its Subsidiaries to any employee, that result from the termination by Potomac or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Potomac, or a combination thereof. Neither Potomac nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Potomac nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Potomac or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(q) With respect to each Potomac Employee Plan, Potomac has made available to Tigris a true and complete copy of, to the extent applicable, (i) such Potomac Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Potomac Employee Plan, (iv) the most recent summary plan description for each Potomac Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Potomac, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Potomac Employee Plan.

2.14 Environmental Matters. Potomac and each Potomac Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Potomac of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Potomac nor any Potomac Subsidiary has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Potomac or any Potomac Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Potomac, there are no circumstances that may prevent or interfere with Potomac’s or any of its Subsidiaries’ compliance with any Environmental Law in the future. To the Knowledge of Potomac: (i) no current or prior owner of any property leased or controlled by Potomac or any of its Subsidiaries has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Potomac or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Potomac or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

2.15 Insurance.

(a) Potomac has delivered to Tigris accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Potomac and each Potomac Subsidiary. Each of such insurance policies is in full force and effect and Potomac and each Potomac Subsidiary are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither Potomac nor any Potomac Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Potomac or any Potomac Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Potomac and each Potomac Subsidiary is accurate and complete. Potomac and each Potomac Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Potomac or any Potomac Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Potomac or any Potomac Subsidiary of its intent to do so.

(b) Potomac has delivered to Tigris accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Potomac and each Potomac Subsidiary as of the date of this Agreement (the “Existing Potomac D&O Policies”). Part 2.15(b) of the Potomac Disclosure Schedule accurately sets forth the most recent annual premiums paid by Potomac and each Potomac Subsidiary with respect to the Existing Potomac D&O Policies.

2.16 Legal Proceedings; Orders.

(a) Except as set forth on Part 2.16 of the Potomac Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Potomac, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Potomac or any of its Subsidiaries, any Potomac Associate (in his or her capacity as such) or any of the material assets owned or used by Potomac or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Potomac, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 2.16 of the Potomac Disclosure Schedule, Potomac has provided Tigris or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Potomac has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Potomac or any Potomac Subsidiary, or any of the material assets owned or used by Potomac or any Potomac Subsidiary, is subject. To the Knowledge of Potomac, no officer or other Key Employee of Potomac or any Potomac Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Potomac or any Potomac Subsidiary or to any material assets owned or used by Potomac or any Potomac Subsidiary.

2.17 Authority; Binding Nature of Agreement. Potomac and each Potomac Subsidiary has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Potomac (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of Potomac and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Potomac Common Stock and Potomac Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by Potomac’s stockholders in connection with the solicitation of the Required Potomac Stockholder Vote. This Agreement has been duly executed and delivered by Potomac and assuming the due authorization, execution and delivery by Tigris, constitutes the legal, valid and binding obligation of Potomac, enforceable against Potomac in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Potomac Stockholder Support Agreements, the Board of Directors of Potomac approved the Potomac Stockholder Support Agreements and the transactions contemplated thereby.

2.18 Inapplicability of Anti-takeover Statutes. The Board of Directors of Potomac has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Potomac Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Potomac Stockholder Support Agreements or any of the other Contemplated Transactions.

2.19 Vote Required. The affirmative vote of the holders of a majority of the shares of Potomac Common Stock and Potomac’s Series A Preferred Stock, par value $0.001 per share, each outstanding on the record date for the Potomac Stockholder Written Consent and entitled to vote thereon, voting as a single class (the “Required Potomac Stockholder Vote”), is the only vote of the holders of any class or series of Potomac Capital Stock necessary to adopt or approve this Agreement and approve the Merger and the matters set forth in Section 5.2(a).

2.20 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Potomac Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Potomac, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Potomac, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Potomac;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Potomac or its Subsidiaries, or any of the assets owned or used by Potomac or its Subsidiaries, is subject;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Potomac or its Subsidiaries or that otherwise relates to the business of Potomac or its Subsidiaries or to any of the assets owned or used by Potomac or its Subsidiaries;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Potomac Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Potomac Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Potomac Contract; (iii) accelerate the maturity or performance of any Potomac Contract; or (iv) cancel, terminate or modify any term of any Potomac Contract, except, in the case of any Potomac Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Potomac Contracts, any breach, default, penalty or modification that would not result in a Potomac Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Potomac or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Potomac); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Potomac or its Subsidiaries to any Person.

Except (i) for any Consent set forth on Part 2.20 of the Potomac Disclosure Schedule under any Potomac Contract, (ii) the approval of this Agreement and the Contemplated Transactions by Potomac’s stockholders, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the

DGCL, (iv) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Potomac nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.21 Bank Accounts; Receivables.

(a) Part 2.21(a) of the Potomac Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Potomac or any Potomac Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 27, 2014 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Potomac or any Potomac Subsidiary (including those accounts receivable reflected on the Potomac Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Potomac Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Potomac or any Potomac Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and are expected to be collected in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Potomac Unaudited Interim Balance Sheet.

2.22 No Financial Advisor. Except as set forth on Part 2.22 of the Potomac Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Potomac or any of its Subsidiaries.

2.23 Subscription Agreement. The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither Potomac nor, to the Knowledge of Potomac, any of its affiliates (as that term is used in Rule 145 under the Securities Act) has entered into any agreement, side letter or other arrangement relating to the Potomac Pre-Closing Financing other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Potomac and, to the Knowledge of Potomac, of each party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Potomac, or to the Knowledge of Potomac, any other party thereto, under the Subscription Agreement. To the Knowledge of Potomac, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Potomac Pre-Closing Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Article 5 of the Subscription Agreement. To the Knowledge of Potomac, the Potomac Pre-Closing Financing will be made available to Potomac prior to the consummation of the Merger.

2.24 Disclosure. The information supplied by Potomac and each Potomac Subsidiary for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Potomac Financials) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

Section 3. REPRESENTATIONS AND WARRANTIES OF TIGRIS AND MERGER SUB

Tigris and Merger Sub represent and warrant to Potomac as follows, except as set forth in the written disclosure schedule delivered by Tigris to Potomac (the “Tigris Disclosure Schedule”). The Tigris Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any section or subsection of the Tigris Disclosure Schedule shall qualify other sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Tigris Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Tigris Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Etc.

(a) Tigris has no Subsidiaries, except for TPI and Merger Sub; and neither Tigris nor any Tigris Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity, other than TPI and Merger Sub. Neither Tigris nor any Tigris Subsidiary has agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Tigris nor any Tigris Subsidiary has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Tigris and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Tigris and its Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Tigris Material Adverse Effect.

3.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Tigris has delivered to Potomac accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Tigris and each Tigris Subsidiary. Part 3.2 of the Tigris Disclosure Schedule lists, and Tigris has delivered to Potomac, accurate and complete copies of: (a) the charters of all committees of Tigris’ board of directors; and (b) any code of conduct or similar policy adopted by Tigris or by the board of directors, or any committee of the board of directors, of Tigris. Neither Tigris nor any of its Subsidiaries has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Tigris Material Adverse Effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Tigris consists of (i) 100,000,000 shares of Tigris Common Stock, par value $0.001 per share, of which 19,123,212 shares have been issued and are outstanding as of June 26, 2014 (the “Capitalization Date”), (ii) 4,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date and (iii) 1,000,000 shares of Series A

Junior Participating Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Tigris does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Tigris Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Tigris Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Tigris Common Stock is subject to any right of first refusal in favor of Tigris, other than early exercise rights and rights of repurchases in favor of Tigris with respect to such early exercise rights. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Tigris Disclosure Schedule there is no Tigris Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Tigris Common Stock. Tigris is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Tigris Common Stock or other securities. Part 3.3(a)(ii) of the Tigris Disclosure Schedule accurately and completely describes all repurchase rights held by Tigris with respect to shares of Tigris Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b) Except for the Tigris Amended and Restated 2002 Stock Option Plan, the Tigris Amended and Restated 2006 Equity Incentive Plan and the Tigris 2009 Employee Stock Purchase Plan (collectively, the “Tigris Stock Plans”), or except as set forth on Part 3.3(b) of the Tigris Disclosure Schedule, Tigris does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Part 3.3(b) of the Tigris Disclosure Schedule sets forth the aggregate number of Tigris Options outstanding and a weighted average exercise price of such options. Tigris has made available to Potomac accurate and complete copies of all stock option plans pursuant to which Tigris has ever granted stock options, the forms of all stock option agreements evidencing such options and evidence of board and stockholder approval of any of the Tigris Stock Plans and amendments thereto.

(c) Except as identified on Part 3.3(c) of the Tigris Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Tigris or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tigris or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Tigris or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Tigris or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Tigris.

(d) All outstanding shares of Tigris Common Stock and options, warrants and other securities of Tigris have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Except as identified on Part 3.3(c) of the Tigris Disclosure Schedule, there are no Warrants to purchase capital stock of Tigris outstanding on the date of this Agreement.

3.4 SEC Filings; Financial Statements.

(a) Tigris has delivered to Potomac accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Tigris with the SEC since January 1, 2013 (the “Tigris SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Part 3.4(a) of the Tigris Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Tigris or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Tigris SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Tigris’ Knowledge, as of the time they were filed, none of the Tigris SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Tigris SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Tigris SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Tigris as of the respective dates thereof and the consolidated results of operations and cash flows of Tigris for the periods covered thereby. Other than as expressly disclosed in the Tigris SEC Documents filed prior to the date hereof, there has been no material change in Tigris’ accounting methods or principles that would be required to be disclosed in Tigris’ financial statements in accordance with GAAP. The books of account and other financial records of Tigris and each of its Subsidiaries are true and complete in all material respects.

(c) Tigris does not hold any auction rate securities, or other marketable securities or cash equivalents which are not, to the Knowledge of Tigris, fully liquid and freely tradable.

(d) Tigris’ auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the knowledge of Tigris, “independent” with respect to Tigris within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of Tigris, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(e) From January 1, 2010, through the date hereof, Tigris has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Tigris Common Stock on the NASDAQ Global Market. Tigris has not disclosed any unresolved comments in its SEC Documents.

(f) Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Tigris, Tigris’ Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(g) Tigris is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ Global Market.

(h) Tigris and its Subsidiaries maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Tigris and its Subsidiaries maintain records that in reasonable detail accurately and fairly reflect Tigris’ and its Subsidiaries’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and Tigris’ Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Tigris’ and its Subsidiaries’ assets that could have a material effect on Tigris’ consolidated financial statements. Tigris has evaluated the effectiveness of Tigris’ and its Subsidiaries’ internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Tigris SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Tigris has disclosed to Tigris’ auditors and the Audit Committee of Tigris’ Board of Directors (and made available to Potomac a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Tigris’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Tigris’ or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Tigris SEC Documents filed prior to the date hereof, Tigris has not identified any material weaknesses in the design or operation of the Tigris or its Subsidiaries’ internal control over financial reporting. Since December 31, 2013, there have been no material changes in Tigris and its Subsidiaries’ internal control over financial reporting.

(i) Tigris’ and its Subsidiaries’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Tigris in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Tigris’ management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.5 Absence of Changes. Except as set forth on Part 3.5 of the Tigris Disclosure Schedule, between March 31, 2014 and the date of this Agreement:

(a) there has not been any Tigris Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Tigris Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Tigris or any of its Subsidiaries (whether or not covered by insurance);

(c) Tigris has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) Tigris has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Tigris Common Stock issued upon the valid exercise of outstanding Tigris Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Tigris Options identified in Part 3.3(b) of the Tigris Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) Tigris has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) any of the Tigris Stock Plans; (ii) any Tigris Option or any Contract evidencing or relating to any Tigris Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Tigris or any of its Subsidiaries, and neither Tigris nor any of its Subsidiaries has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) neither Tigris nor any of its Subsidiaries has formed any Subsidiary other than Merger Sub or acquired any equity interest or other interest in any other Entity;

(h) neither Tigris nor any of its Subsidiaries has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness for borrowed money; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $100,000;

(i) neither Tigris nor any of its Subsidiaries has, other than in the Ordinary Course of Business: (i) adopted, established or entered into any Tigris Employee Plan; (ii) caused or permitted any Tigris Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(j) neither Tigris nor any of its Subsidiaries has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) neither Tigris nor any of its Subsidiaries has commenced or settled any Legal Proceeding;

(l) neither Tigris nor any of its Subsidiaries has entered into any material transaction outside the Ordinary Course of Business;

(m) neither Tigris nor any of its Subsidiaries has acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(n) there has been no entry into, amendment or termination of any Tigris Material Contract;

(o) there has been no (i) material change in pricing or royalties or other payments set or charged by Tigris or any of its Subsidiaries to its customers or licensees, (ii) agreement by any of Tigris or any of its Subsidiaries to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to any of Tigris or its Subsidiaries, or (iii) as of the date of this Agreement, material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris or any of its Subsidiaries; and

(p) neither Tigris nor any of its Subsidiaries has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(o)” above (other than negotiations between the Parties to enter into this Agreement).

3.6 Intellectual Property.

(a) Tigris, directly or through a Tigris Subsidiary, owns, or has the right to use, all Intellectual Property owned, licensed, or controlled by Tigris or its Subsidiaries listed on Part 3.6(a) of the Tigris Disclosure Schedule (“Tigris IP Rights”), except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Tigris Material Adverse Effect.

(b) Part 3.6(b) of the Tigris Disclosure Schedule is an accurate, true and complete listing of all Tigris Registered IP.

(c) Tigris has delivered, or made available to Potomac, a complete and accurate copy of all Tigris IP Rights Agreements. Neither Tigris nor any of its Subsidiaries is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Tigris IP Rights or impair the right of Tigris, any of its Subsidiaries, or the Surviving Corporation to use, sell or license any Tigris IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Tigris Material Adverse Effect. With respect to each of the Tigris IP Rights Agreements: (i) each such agreement is valid and binding on Tigris or its Subsidiaries, as applicable, and in full force and effect; (ii) neither Tigris nor any of its Subsidiaries has received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Tigris nor any of its Subsidiaries, and to the Knowledge of Tigris, no other party to such agreement, is in breach or default thereof in any material respect.

(d) Except as set forth on Part 3.6(d) of the Tigris Disclosure Schedule, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Tigris or any of its Subsidiaries violates any license or agreement between Tigris or any of its Subsidiaries and any third party or, to the Knowledge of Tigris, infringes or misappropriates any valid Intellectual Property right of any other party, which violation, infringement or misappropriation would reasonably be expected to have a Tigris Material Adverse Effect. Tigris has disclosed in correspondence to Potomac the third-party patents and patent applications found during all freedom to operate searches that were conducted by Tigris related to any product or technology currently licensed or sold or under development by Tigris or its Subsidiaries. To the Knowledge of Tigris, no third party is infringing upon, or violating any license or agreement with Tigris or any of its Subsidiaries or relating to any Tigris IP Rights.

(e) There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Tigris IP Rights, nor has Tigris or any of its Subsidiaries received any written notice asserting that any Tigris IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.

(f) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Tigris or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Tigris or a Tigris Subsidiary has or purports to have an ownership interest has been impaired.

(g) Except as may be set forth in the Contracts listed on Part 3.6(g) of the Tigris Disclosure Schedule (i) neither Tigris nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Tigris nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right.

3.7 Agreements, Contracts and Commitments. Part 3.7 of the Tigris Disclosure Schedule identifies:

(a) each Tigris Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Tigris Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Tigris or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Tigris’ or its Subsidiaries’ ability to terminate employees at will;

(c) each Tigris Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Tigris Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Tigris and any of its officers or directors;

(e) each Tigris Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Tigris, a Tigris Subsidiary or the Surviving Corporation to engage in any line of business or compete with any Person;

(f) each Tigris Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Tigris Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Tigris Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any Encumbrances with respect to any assets of Tigris or a Tigris Subsidiary or any loans or debt obligations with officers or directors of Tigris or a Tigris Subsidiary;

(i) each Tigris Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Tigris or a Tigris Subsidiary (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Tigris or a Tigris Subsidiary has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Tigris or a Tigris Subsidiary has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Tigris or a Tigris Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any product, service or technology of Tigris or a Tigris Subsidiary or any Contract currently in force to sell, distribute or commercialize any products or service of Tigris or a Tigris Subsidiary except agreements with distributors or sales representatives in the Ordinary Course of Business;

(j) each Tigris Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Tigris or a Tigris Subsidiary in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by Tigris or a Tigris Subsidiary under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Tigris and its Subsidiaries.

Tigris has delivered or made available to Potomac accurate and complete (except for applicable redactions thereto) copies of all Tigris Material Contracts, including all amendments thereto. There are no Tigris Material Contracts that are not in written form. Except as set forth on Part 3.7 of the Tigris Disclosure Schedule, neither Tigris nor any Tigris Subsidiary, nor to the Knowledge of Tigris, as of the date of this Agreement has any other party to a Tigris Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Tigris is a party or by which it is bound of the type described in clauses (a) through (j) above (any such agreement, contract or commitment, a “Tigris Material Contract”) in such manner as would permit any other party to cancel or terminate any such Tigris Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Tigris Material Adverse Effect. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Tigris, a Tigris Subsidiary or the Surviving Corporation to any Person under any Tigris Contract.

3.8 Liabilities. As of the date hereof, neither Tigris nor any Tigris Subsidiary has any Liability, individually or in the aggregate, except for: (i) Liabilities identified as such in the “liabilities” column of the Tigris Unaudited Interim Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by Tigris or its Subsidiaries since the date of the Tigris Unaudited Interim Balance Sheet in the Ordinary Course of Business; (iii) Liabilities for performance of obligations of Tigris or any Tigris Subsidiary under Tigris Contracts, (iii) Liabilities described in Part 3.8 of the Tigris Disclosure Schedule and (iv) Liabilities incurred in connection with the Contemplated Transactions.

3.9 Compliance; Permits; Restrictions.

(a) Each of Tigris and its Subsidiaries is, and since January 1, 2010 has complied in all material respects with, is not in material violation of, and has not received any written notices of alleged or actual material violation with respect to, any foreign, federal, state or local statute, law or regulation, including, but not limited to all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Tigris, threatened against Tigris or a Tigris Subsidiary, nor has any Governmental Body or authority indicated to Potomac an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Tigris or a Tigris Subsidiary which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Tigris or a Tigris Subsidiary, any acquisition of material property by Tigris or a Tigris Subsidiary or the conduct of business by Tigris and any Subsidiary as currently conducted, (ii) may have an adverse effect on Tigris’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Each of Tigris and its Subsidiaries holds all Governmental Authorizations which are material to the operation of their businesses (collectively, the “Tigris Permits”) as currently conducted. Part 3.9(b) of the Tigris Disclosure Schedule identifies each Tigris Permit. Each of Tigris and its Subsidiaries is in material compliance with the terms of the Tigris Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Tigris, threatened, which seeks to revoke, limit, suspend, or materially modify any Tigris Permit. The rights and benefits of each material Tigris Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Tigris and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Tigris, threatened with respect to an alleged material violation by Tigris or a Tigris Subsidiary of the FDCA, FDA regulations adopted thereunder, or any other similar Legal Requirements promulgated by a Drug Regulatory Agency.

(d) Each of Tigris and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Tigris and its Subsidiaries as currently conducted, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Tigris Product Candidates”) (the “Tigris Regulatory Permits”) and no such Tigris Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Neither Tigris nor its Subsidiaries has received any written notice or other written communication from any Drug Regulatory Agency regarding any revocation, withdrawal, suspension, cancellation, termination or material modification of any Tigris Regulatory Permit. Except for the information and files identified in Part 3.9(d) of the Tigris Disclosure Schedule, Tigris has made available to Potomac all information in its or its Subsidiaries’ possession or control relating to the Tigris Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Tigris Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Tigris or a Tigris Subsidiary or in which Tigris or a Tigris Subsidiary or their respective products or product candidates, have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Neither Tigris nor any of its Subsidiaries is the subject of any pending, or to the Knowledge of Tigris, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Tigris, neither Tigris nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Tigris, any of its Subsidiaries, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Tigris, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Tigris, any Tigris Subsidiary or any of their respective officers, employees or agents.

3.10 Tax Matters.

(a) Each of Tigris and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Tigris nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Tigris or any Tigris Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Tigris or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Tigris have been reserved for on the Tigris Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Tigris Unaudited Interim Balance Sheet, neither Tigris nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Tigris and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Tigris’ Unaudited Interim Balance Sheet) upon any of the assets of Tigris or any of its Subsidiaries.

(e) No deficiencies for Taxes with respect to Tigris or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Tigris or any of its Subsidiaries. No issues relating to Taxes of Tigris or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Tigris has delivered or made available to Potomac complete and accurate copies of all federal income Tax and all other material Tax Returns of Tigris (and its Subsidiaries and predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Tigris (and its Subsidiaries and predecessors), with respect to federal income Tax and all other material Taxes. Tigris (or any of its Subsidiaries or predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Tigris or any Tigris Subsidiary as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Potomac, are set forth on Schedule 3.10(f). Neither Tigris nor any of its Subsidiaries (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Tigris or any Tigris Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Tigris nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Tigris nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Tigris nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Tigris) for federal, state, local or foreign Tax purposes. Neither Tigris nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Tigris and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither Tigris nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Tigris nor any of its Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Tigris, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Neither Tigris nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Neither Tigris nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Tigris nor any of its Subsidiaries has taken any action, nor has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11 Employee and Labor Matters; Benefit Plans.

(a) The employment of Tigris’ and its Subsidiaries’ employees is terminable by Tigris at will (or otherwise in accordance with general principles of wrongful termination law). Tigris has made available to Potomac accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Tigris Associates to the extent currently effective and material.

(b) Neither Tigris nor any Tigris Subsidiary is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Tigris, seeking to represent any employees of Tigris or any Tigris Subsidiary.

(c) Part 3.11(c) of the Tigris Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Tigris (or any trade or business (whether or not incorporated) which is a Tigris Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Tigris, or any Tigris Affiliate, or under which Tigris or any Tigris Affiliate has incurred or may incur any liability (each, an “Tigris Employee Plan”). Part 3.11(c) of the Tigris Disclosure Schedule sets forth all amounts owed to any employee or consultant of Tigris or any of its Subsidiaries, under any severance arrangement with Tigris or any Tigris Subsidiary, as a result of the consummation of the Merger or the Contemplated Transactions.

(d) With respect to each Tigris Employee Plan, Tigris has made available to Potomac a true and complete copy of, to the extent applicable, (i) such Tigris Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Tigris Employee Plan, (iv) the most recent summary plan description for each Tigris Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Tigris or any Tigris Subsidiary, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Tigris Employee Plan.

(e) Each Tigris Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Tigris, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Tigris Employee Plan or the exempt status of any related trust.

(f) Each Tigris Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(g) No Tigris Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Tigris nor any Tigris Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Tigris Employee Plan is a Multiemployer Plan, and neither Tigris nor any Tigris Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Tigris Employee Plan is a Multiple Employer Plan.

(h) No Tigris Employee Plan (other than to the extent set forth in an employment, retention, change in control, deferred compensation or severance agreement or arrangement between Tigris or any of its Subsidiaries and any present or former employee or director) provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Tigris Employee Plan qualified under Section 401(a) of the Code.

(i) With respect to Tigris Options granted pursuant to the Tigris Stock Plans, (i) each Tigris Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Tigris Option was duly authorized no later than the date on which the Grant Date by all necessary corporate action, including, as applicable, approval by the board of directors of Tigris (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Tigris Option grant was made in accordance with the terms of the Tigris Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the Nasdaq Global Market and any other exchange on which Tigris securities are traded, (iv) the per share exercise price of each Tigris Option was equal to the fair market value of a share of Tigris Common Stock on the applicable Grant Date and (v) each such Tigris Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Tigris and disclosed in Tigris filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable laws. Tigris has not knowingly granted, and there is no and has been no policy or practice of Tigris of granting, Tigris Options prior to, or otherwise coordinate the grant of Tigris Options with, the release or other public announcement of material information regarding Tigris or its results of operations or prospects.

(j) To the Knowledge of Tigris, no Tigris Options, stock appreciation rights or other equity-based awards issued or granted by Tigris are subject to the requirements of Code Section 409A. To the Knowledge of Tigris, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which Tigris or any of its Subsidiaries makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of Tigris will be, subject to the penalties of Code Section 409A(a)(1).

(k) Tigris and each of its Subsidiaries is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(l) Tigris and each of its Subsidiaries has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. Neither Tigris nor any of its Subsidiaries has any unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(m) Tigris and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Tigris or any of its Subsidiaries relating to any employee, employment agreement or Tigris Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Tigris, any of its Subsidiaries, any Tigris trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Tigris nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Part 3.11(m) of the Disclosure Schedule lists all liabilities of Tigris or any of its Subsidiaries to any of their respective employees that result from the termination by Tigris or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Tigris, or a combination thereof. Neither Tigris nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Tigris nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Tigris or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Tigris or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o) Neither Tigris nor any of its Subsidiaries is, nor has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Tigris, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Tigris Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which Tigris or any Tigris Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(q) Neither Tigris nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

3.12 Environmental Matters. Each of Tigris and its Subsidiaries is in compliance with all applicable Environmental Laws, which compliance includes the possession by Tigris or a Tigris Subsidiary of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Tigris nor any of its Subsidiaries has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Tigris or a Tigris Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Tigris, there are no circumstances that may prevent or interfere with Tigris’ or a Tigris Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Tigris: (i) no current or prior owner of any property leased or controlled by Tigris or a Tigris Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Tigris or a Tigris Subsidiary, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Tigris or a Tigris Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Tigris nor any Tigris Subsidiary has any material liability under any Environmental Law.

3.13 Insurance.

(a) Tigris made available to Potomac accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Tigris and its Subsidiaries. Each of such insurance policies is in full force and effect and Tigris and its Subsidiaries are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither Tigris nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Tigris or a Tigris Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of

Tigris is accurate and complete. Each of Tigris and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Tigris or a Tigris Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Tigris or a Tigris Subsidiary of its intent to do so.

(b) Tigris has made available to Potomac accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Tigris and its Subsidiaries as of the date of this Agreement (the “Existing Tigris D&O Policies”). Part 3.13(b) of the Tigris Disclosure Schedule accurately sets forth the most recent annual premiums paid by Tigris with respect to the Existing Tigris D&O Policies.

3.14 Transactions with Affiliates. Except as set forth in the Tigris SEC Documents filed prior to the date of this Agreement, since the date of Tigris’ last proxy statement filed in 2014 with the SEC, no event has occurred that would be required to be reported by Tigris or a Tigris Subsidiary pursuant to Item 404 of

Regulation S-K promulgated by the SEC. Part 3.14 of the Tigris Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Tigris as of the date of this Agreement.

3.15 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.15 of the Tigris Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Tigris, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Tigris, a Tigris Subsidiary or any Tigris Associate (in his or her capacity as such) or any of the material assets owned or used by Tigris or a Tigris Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Tigris, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 3.15 of the Tigris Disclosure Schedule, Tigris has provided Potomac or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Tigris has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Tigris, a Tigris Subsidiary, or any of the assets owned or used by Tigris or any Tigris Subsidiary, is subject. To the Knowledge of Tigris, no officer or other Key Employee of Tigris or a Tigris Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Tigris or a Tigris Subsidiary or to any material assets owned or used by Tigris or a Tigris Subsidiary.

3.16 Authority; Binding Nature of Agreement. Each of Tigris and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. Each of the Boards of Directors of Tigris and Merger Sub (at meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Tigris Common Stock and directed that this Agreement and the issuance of shares of Tigris Common Stock in the Merger be submitted for consideration by Tigris’ stockholders at the Tigris Stockholders’ Meeting. This Agreement has been duly executed and delivered by Tigris and Merger Sub, and assuming the due authorization, execution and delivery by Potomac constitutes the legal, valid and binding obligation of Tigris or

Merger Sub (as applicable), enforceable against each of Tigris and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Tigris Stockholder Support Agreements, the Board of Directors of Tigris approved the Tigris Stockholder Support Agreements and the transactions contemplated thereby.

3.17 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Tigris and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Tigris Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Tigris Stockholder Support Agreements or any of the other Contemplated Transactions.

3.18 Vote Required. The affirmative vote of the holders of a majority of the shares of Tigris Common Stock having voting power representing a majority of the outstanding Common Stock is the only vote of the holders of any class or series of Tigris’ capital stock necessary to approve the Merger and the issuance of Tigris Common Stock in the Merger (the “Required Tigris Stockholder Vote”).

3.19 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Tigris Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Tigris or Merger Sub, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Tigris or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Tigris or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Tigris or a Tigris Subsidiary or any of the assets owned or used by Tigris or a Tigris Subsidiary, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Tigris or a Tigris Subsidiary or that otherwise relates to the business of Tigris or a Tigris Subsidiary or to any of the assets owned or used by Tigris or a Tigris Subsidiary;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Tigris Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Tigris Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Tigris Contract; (iii) accelerate the maturity or performance of any Tigris Contract; or (iv) cancel, terminate or modify any term of any Tigris Contract; except, in the case of any Tigris Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Tigris Contracts, any breach, default, penalty or modification that would not result in a Tigris Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Tigris or a Tigris Subsidiary (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Tigris or a Tigris Subsidiary); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Tigris or a Tigris Subsidiary to any Person.

Except (i) for any Consent set forth on Part 3.19 of the Tigris Disclosure Schedule under any Tigris Contract, (ii) the approval of the Merger and the issuance of shares of Tigris Common Stock in the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act, any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Tigris nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

3.20 Bank Accounts; Receivables; Deposits.

(a) Part 3.20(a) of the Tigris Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Tigris or a Tigris Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 22, 2014 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Tigris or a Tigris Subsidiary (including those accounts receivable reflected on the Tigris Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Tigris Unaudited Interim Balance Sheet and have not yet been collected), (i) represent valid obligations of customers of Tigris or a Tigris Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Tigris Unaudited Interim Balance Sheet

(c) All deposits of Tigris or a Tigris Subsidiary (including without limitation those set forth on the Tigris Unaudited Interim Balance Sheet) which are individually more than $25,000 or more than $50,000 in the aggregate are fully refundable to Tigris or a Tigris Subsidiary.

3.21 No Financial Advisor. Except as set forth on Part 3.21 of the Tigris Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Tigris or a Tigris Subsidiary.

3.22 Valid Issuance. The Tigris Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.23 Code of Ethics. Tigris has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Tigris has promptly disclosed any change in or waiver of Tigris’ code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Tigris, there have been no violations of provisions of Tigris’ code of ethics by any such persons.

3.24 Title to Assets. Tigris and its Subsidiaries own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in their business or operations or purported to be owned by them.

3.25 Real Property; Leasehold. Neither Tigris nor any of its Subsidiaries owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.24 of the Tigris Disclosure Schedule, which are in full force and effect and with no existing default thereunder.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within twenty days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Tigris Material Contract or Potomac Material Contract, as applicable, or sent to a Party by any party to any Tigris Material Contract or Potomac Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Tigris Material Contract or Potomac Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party to restrict or prohibit access to any such properties or information.

4.2 Operation of Tigris’ Business.

(a) Except as set forth on Part 4.2(a) of the Tigris Disclosure Schedule, during the Pre-Closing Period: (i) Tigris shall and cause its Subsidiaries to conduct its business and operations: (A) in the Ordinary Course of Business and, as reasonably deemed appropriate and with the prior written consent of Potomac, with a view towards winding down its operations; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Tigris Material Contracts; (ii) Tigris shall and cause its Subsidiaries to continue to make regularly scheduled payments on their existing debt when due and payable (and not make any prepayments), if any; (iii) Tigris shall and cause its Subsidiaries to continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable and (iv) Tigris shall promptly notify Potomac of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Tigris that is commenced, or, to the Knowledge of Tigris, threatened against, Tigris after the date of the Merger Agreement and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Tigris Disclosure Schedule.

(b) During the Pre-Closing Period, Tigris shall promptly notify Potomac in writing, by delivering an updated Tigris Disclosure Schedule, of: (i) the discovery by Tigris of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Tigris in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Tigris in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Tigris; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Tigris shall promptly advise Potomac in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Tigris or, to the Knowledge of Tigris, any director, officer or Key Employee of Tigris. No notification given to Potomac pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Tigris or any of its Subsidiaries contained in this Agreement or the Tigris Disclosure Schedule for purposes of Section 8.1.

4.3 Operation of Potomac’s Business.

(a) Except as set forth on Part 4.3(a) of the Potomac Disclosure Schedule, during the Pre-Closing Period: (i) each of Potomac and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Potomac Material Contracts; and (ii) each of Potomac and its Subsidiaries shall preserve intact its current business organization, use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Potomac or its Subsidiaries; (iii) continue to make regularly scheduled payments on its existing debt when due and payable (and not make any prepayments), if any; (iv) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable, and (v) promptly notify Tigris of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Potomac or any of its Subsidiaries that is commenced, or, to the Knowledge of Potomac, threatened against, Potomac or any of its Subsidiaries.

(b) During the Pre-Closing Period, Potomac shall promptly notify Tigris in writing, by delivery of an updated Potomac Disclosure Schedule, of: (i) the discovery by Potomac of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Potomac in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Potomac in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Potomac; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Potomac shall promptly advise Tigris in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, Potomac or any of its Subsidiaries or, to the Knowledge of Potomac, any director, officer or Key Employee of Potomac or any of its Subsidiaries. No notification given to Tigris pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Potomac contained in this Agreement or the Potomac Disclosure Schedule for purposes of Section 7.1.

4.4 Negative Obligations.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Tigris Disclosure Schedule, or (iii) with the prior written consent of Potomac, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Tigris shall not, nor shall it cause or permit any of its Subsidiaries to, to do any of the following:

(i) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of its capital stock (except, for the avoidance of doubt, as permitted under Section 5.16); or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Tigris Common Stock from terminated employees of Tigris);

(ii) except for contractual commitments in place at the time of this Agreement as listed in Part 4.4(a)(ii) of the Tigris Disclosure Schedule, sell, issue or grant, or authorize the issuance of: (i) any capital stock or other security (except for Tigris Common Stock issued upon the valid exercise of outstanding Tigris Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Tigris, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) lend money to any Person; other than in the Ordinary Course of Business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

(vi) (i) adopt, establish or enter into any Tigris Employee Plan; (ii) cause or permit any Tigris Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by Potomac; (iii) other than in the Ordinary Course of Business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; or (iv) increase the severance or change of control benefits offered to any current or new service providers, provided, that, Tigris may pay those severance and retention payments owed under existing Tigris Employee Plans scheduled on Part 3.11(m) of the Tigris Disclosure Schedule to its current employees in connection with their termination of employment;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into any Tigris Material Contract;

(xi) (i) materially change pricing or royalties or other payments set or charged by Tigris to its customers or licensees, (ii) agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris, or (iii) as of the date of this Agreement, materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris; or

(xii) agree, resolve or commit to do any of the foregoing.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Part 4.4(b) of the Potomac Disclosure Schedule, or (iii) with the prior written consent of Tigris, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Potomac shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Potomac Common Stock from terminated employees of Potomac);

(ii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Potomac, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii) sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for shares of outstanding Potomac Common Stock issued upon the valid exercise of Potomac Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000;

(vi) other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company: (i) adopt, establish or enter into any Potomac Employee Plan; (ii) cause or permit any Potomac Employee Plan to be amended other than as required by law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset nor sell, lease other otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into, amend or terminate any Potomac Material Contract;

(xi) (i) materially change pricing or royalties or other payments set or charged by Potomac or any Potomac Subsidiary to its customers or licensees, (ii) agree to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary, or (iii) as of the date of this Agreement, materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary; or

(xii) agree, resolve or commit to do any of the foregoing.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party); provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to the adoption and approval of this Agreement by the Required Potomac Stockholder Vote or the Required Tigris Stockholder Vote, as applicable, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor, if any, and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five (5) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least five (5) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and cause the destruction or return of any nonpublic information provided to such Person.

4.6 Undisclosed Liabilities. In the event that during the Pre-Closing Period, Potomac identifies a bona fide Liability of Tigris which was not disclosed to Potomac in this Agreement or in Section 3.8 of the Tigris Disclosure Schedule and which such Liability is of a nature that would result in a specific reduction in the amount of Net Cash, Potomac shall provide notice of such bona fide Liability to Tigris within three (3) Business Days, and Potomac and Tigris shall promptly meet (no later than three (3) Business Days following Potomac’s notice of such bona fide Liability to Tigris pursuant to this Section 4.6) and work in good faith to determine a mutually agreed to estimated amount for such bona fide Liability, which shall represent a good faith estimate of a reasonable amount of such Liability by Potomac, with the advice of Potomac’s outside legal counsel and/or financial advisers (as applicable), subject to Tigris’s consent, which shall not be unreasonably withheld, including estimated litigation costs (if any) in connection with resolving such matter (the “Pre-Closing Liability Amount”). The Pre-Closing Liability Amount shall be deducted in the determination of Net Cash (without duplication) pursuant to Section 1.6, if not finally settled prior to the Closing.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a) As promptly as practicable after the date of this Agreement, and in any event no later than 45 days following the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Tigris shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus. Tigris covenants and agrees that the Proxy Statement/Prospectus/Information Statement, including, without limitation, any pro forma financial statements included therein, (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement/Prospectus/Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Tigris, at the time of the Tigris Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Tigris makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Potomac specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Tigris’ stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Potomac occurs, or if Potomac becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/ Information Statement, then Potomac shall promptly inform Tigris thereof and shall cooperate fully with Tigris in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Potomac.

(b) Prior to the Effective Time, Tigris shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Tigris Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Potomac Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Potomac Stockholder Written Consent; provided, however, that Tigris shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(c) Potomac shall reasonably cooperate with Tigris and provide Tigris, and require its Representatives, advisors, accountants and attorneys to provide, Tigris and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Potomac that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Potomac to be included in the Form S-4 Registration Statement.

5.2 Potomac Stockholder Written Consent.

(a) Promptly after the S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than four (4) Business Days thereafter, Potomac shall obtain the approval by written consent from certain of those Potomac stockholders sufficient for the Required Potomac

Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, which such Potomac stockholders are parties to the Potomac Stockholder Support Agreements, for purposes of (i) adopting this Agreement and approving the Merger, and all other transactions contemplated hereby, including the Preferred Stock Conversion, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall Potomac assert that any other approval or consent is necessary by its stockholders to approve the Merger or this Agreement.

(b) Potomac agrees that, subject to Section 5.2(c): (i) Potomac’s Board of Directors shall recommend that Potomac’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Potomac’s Board of Directors that Potomac’s stockholders vote to adopt and approve this Agreement being referred to as the “Potomac Board Recommendation”); and (ii) the Potomac Board Recommendation shall not be withdrawn or modified in a manner adverse to Tigris, and no resolution by the Board of Directors of Potomac or any committee thereof to withdraw or modify the Potomac Board Recommendation in a manner adverse to Tigris shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Required Potomac Stockholder Vote, Potomac’s Board of Directors may withhold, amend, withdraw or modify the Potomac Board Recommendation in a manner adverse to Tigris if, but only if Potomac’s Board of Directors determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Tigris receives written notice from Potomac confirming that Potomac’s Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Potomac Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Tigris.

(d) Potomac’s obligation to solicit the consent of its stockholders to sign the Potomac Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Potomac Board Recommendation.

5.3 Tigris Stockholders’ Meeting.

(a) Tigris shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Tigris Common Stock to vote on the Merger and the issuance of Tigris Common Stock in the Merger (such meeting, the “Tigris Stockholders’ Meeting”). The Tigris Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Tigris shall take reasonable measures to ensure that all proxies solicited in connection with the Tigris Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Tigris agrees that, subject to Section 5.3(c): (i) Tigris’ Board of Directors shall recommend that the holders of Tigris Common Stock vote to approve the Merger and the issuance of Tigris Common Stock in the Merger and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Tigris recommends that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger (the recommendation of Tigris’ Board of Directors that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger being referred to as the “Tigris Board Recommendation”); and (iii) the Tigris Board Recommendation shall not be withdrawn or modified in a manner adverse to Potomac, and no resolution by the Board of Directors of Tigris or any committee thereof to withdraw or modify the Tigris Board Recommendation in a manner adverse to Potomac shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of Tigris Common Stock in the Merger by the stockholders of Tigris by the Required Tigris Stockholder Vote, Tigris’ Board of Directors may withhold, amend, withdraw or modify the Tigris Board Recommendation in a manner adverse to Potomac if, but only if Tigris’ Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Potomac receives written notice from Tigris confirming that Tigris’ Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Tigris Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to Potomac.

(d) Tigris’ obligation to call, give notice of and hold the Tigris Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Tigris Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Tigris or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Tigris or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Tigris is unable to take a position with respect to the bidder’s tender offer unless Tigris’ Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements. Tigris shall not withdraw or modify in a manner adverse to Potomac the Tigris Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(b).

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Potomac and Tigris shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5 Potomac Options and Warrants.

(a) Subject to Section 5.5(c), at the Effective Time, each Potomac Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Plan, whether or not vested, shall be converted into and become an option to purchase Tigris Common Stock, and Tigris shall assume the 2014 Plan. All other Potomac Options shall be cancelled immediately prior to the Effective Time. All rights with respect to Potomac Common Stock under Potomac Options assumed by Tigris shall thereupon be converted into rights with respect to Tigris Common Stock. Accordingly, from and after the Effective Time: (i) each Potomac Option assumed by Tigris may be exercised solely for shares of Tigris Common Stock; (ii) the number of shares of Tigris Common Stock subject to each Potomac Option assumed by Tigris shall be determined by multiplying

(A) the number of shares of Potomac Common Stock that were subject to such Potomac Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tigris Common Stock; (iii) the per share exercise price for the Tigris Common Stock issuable upon exercise of each Potomac Option assumed by Tigris shall be determined by dividing (A) the per share exercise price of Potomac Common Stock subject to such Potomac Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Potomac Option assumed by Tigris shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Potomac Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Potomac Option, such Potomac Option assumed by Tigris in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Tigris Common Stock subsequent to the Effective Time; and (B) Tigris’ Board of Directors or a committee thereof shall succeed to the authority and responsibility of Potomac’s Board of Directors or any committee thereof with respect to each Potomac Option assumed by Tigris. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Potomac Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Tigris Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Potomac Option shall not constitute a “modification” of such Potomac Option for purposes of Section 409A or Section 424 of the Code.

(b) Tigris shall file with the SEC, no later than 60 days after the Effective Time, a registration statement on Form S-8, if available for use by Tigris, relating to the shares of Tigris Common Stock issuable with respect to Potomac Options assumed by Tigris in accordance with Section 5.5(a).

(c) Subject to Section 5.5(d), at the Effective Time, each Potomac Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Tigris Common Stock and Tigris shall assume each such Potomac Warrant in accordance with its terms. All rights with respect to Potomac Common Stock or Potomac Preferred Stock under Potomac Warrants assumed by Tigris shall thereupon be converted into rights with respect to Tigris Common Stock. Accordingly, from and after the Effective Time: (i) each Potomac Warrant assumed by Tigris may be exercised solely for shares of Tigris Common Stock; (ii) the number of shares of Tigris Common Stock subject to each Potomac Warrant assumed by Tigris shall be determined by multiplying (A) the number of shares of Potomac Common Stock, or the number of shares of Potomac Common Stock issuable upon conversion of the shares of Potomac Preferred Stock issuable upon exercise of the Potomac Warrant, as applicable, that were subject to such Potomac Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tigris Common Stock; (iii) the per share exercise price for the Tigris Common Stock issuable upon exercise of each Potomac Warrant assumed by Tigris shall be determined by dividing the per share exercise price of Potomac Common Stock or Potomac Preferred Stock, subject to such Potomac Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Potomac Warrant assumed by Tigris shall continue in full force and effect and the term and other provisions of such Potomac Warrant shall otherwise remain unchanged.

(d) Prior to the Effective Time, Potomac shall take all actions that may be necessary (under the Potomac Stock Option Plans, the Potomac Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Potomac Options and Potomac Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Employee Benefits. Tigris and Potomac shall cause Tigris to comply with terms of any employment, severance, retention, change of control, or similar agreement specified on Part 3.11(c) of the Tigris Disclosure Schedule as being applicable to this Section 5.6, subject to the provisions of such agreements, including the maintenance of COBRA insurance for Tigris’ former officers and employees.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Tigris and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Tigris or Potomac (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Tigris or Potomac, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Tigris and the Surviving Corporation, jointly and severally, upon receipt by Tigris or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the laws of the State of California, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and bylaws of each of Tigris and the Surviving Corporation shall contain, and Tigris shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Tigris and Potomac than are presently set forth in the certificate of incorporation and bylaws of Tigris and Potomac, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Tigris or Potomac.

(c) Potomac shall negotiate and Tigris shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Potomac (provided that Tigris may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable); provided, however, that in no event shall Tigris be required to expend pursuant to this Section 5.7(c) more than an amount equal to 300% of current annual premiums paid by Potomac for such insurance.

(d) Tigris shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Tigris.

(e) Tigris shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(f) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Tigris and Potomac by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Tigris or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Tigris or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Tigris shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement and except as set forth on Part 4.2(a) of the Tigris Disclosure Schedule, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.9 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Potomac and Tigris may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Potomac or Tigris in compliance with this Section 5.9.

5.10 Listing. Tigris shall use its commercially reasonable efforts to maintain its existing listing on the NASDAQ Global Market, to obtain approval of the listing of the combined company on the NASDAQ Global Market and to cause the shares of Tigris Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Global Market at or prior to the Effective Time.

5.11 Tax Matters.

(a) Tigris, Merger Sub and Potomac shall use their respective commercially reasonable efforts to cause the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Potomac to obtain the opinion of Pepper Hamilton LLP ( “Pepper Hamilton”), in form and substance reasonably acceptable to Potomac, dated as of the Closing (the “Pepper Opinion”), and Tigris to obtain the opinion of Latham & Watkins LLP (“Latham”), in form and substance reasonably acceptable to Tigris, dated as of the Closing Date (the “Latham Opinion”), each to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of such opinions, Tigris, Merger Sub, Merger LLC and Potomac shall, as of the Closing Date, execute and deliver to Pepper Hamilton and Latham tax representation letters, in form and substance reasonably acceptable to Latham, Pepper Hamilton, Tigris and Potomac (the “Tax Representation Letters”), dated and executed as of the dates of such opinions, on which such Tax Representation Letters Latham and Pepper Hamilton shall be entitled to rely. Tigris, Merger Sub, Merger LLC and Potomac shall, as of the date for filing the Form S-4 Registration Statement, execute and deliver to Pepper Hamilton and Latham Tax Representation Letters, dated and executed as of the filing date, on which such Tax Representation Letters Latham and Pepper Hamilton shall be entitled to rely, including in rendering their respective opinions to be filed (if required) in connection with the Form S-4 Registration Statement.

(d) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Tigris will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall provide Tigris with (A) evidence reasonably satisfactory to Tigris that such Transfer Taxes have been paid by the Shareholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve Tigris of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

5.12 Legends. Tigris shall be entitled to place appropriate legends on the certificates evidencing any shares of Tigris Common Stock to be received in the Merger by equityholders of Potomac who may be considered “affiliates” of Tigris for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Tigris Common Stock.

5.13 Interpretation of Certain Agreements. Each of the Parties agrees that the consummation of the Contemplated Transactions shall constitute a “change in control” for purposes of each plan, agreement, contract or arrangement identified on Part 5.13 of the Tigris Disclosure Schedule and Tigris shall construe, interpret and administer each such plan, agreement, contract or arrangement in a manner consistent with such interpretation. The failure to identify a plan, agreement, contract or arrangement on Part 5.13 of the Tigris Disclosure Schedule shall not be deemed to reflect a determination that the consummation of the Contemplated Transactions is not a “change in control” for purposes of such plan, agreement, contract or arrangement.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.15 Potomac Stockholder Approval. Potomac shall use its commercially reasonable efforts to obtain the Required Potomac Stockholder Vote and have the requisite number of stockholders sign the Potomac Stockholder Written Consent as promptly as possible, and in any event within four (4) Business Days following the date upon which the S-4 Registration Statement shall have been declared effective under the Securities Act.

5.16 Pre-Closing Dividend. Promptly following the final determination of Net Cash as of the Determination Date pursuant to Section 1.6, and in any event, prior to the Closing, Tigris shall take all actions reasonably necessary to dividend (the “Pre-Closing Dividend”) to its stockholders (a) the excess, if any, of such Net Cash amount over $14,491,250 (the “Minimum Cash Amount”) and (b) those assets and rights described on Schedule C hereto (the amounts and rights set forth in clauses (a) and (b), the “Pre-Closing Dividend Assets”). Prior to the Closing, Tigris shall also take all other actions described on Schedule C hereto.

5.17 Directors and Officers. Tigris and Potomac shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Tigris or Potomac who is not continuing as an officer or director of Tigris, the Surviving Corporation or the Surviving Company, as applicable, following the Effective Time. All of the directors of Tigris, other than the Remaining Tigris Directors (as defined below), shall resign at or prior to the Effective Time. Two designees selected by Tigris shall be elected to or remain on, as applicable, the Board of Directors of Tigris at the Effective Time, which two directors shall be reasonably acceptable to Potomac (the “Remaining Tigris Directors”). The Remaining Tigris Directors shall elect, to be effective as of the Effective Time, five designees selected by Potomac (the “Additional Directors”), each to serve as members of the Board of Directors of Tigris in staggered classes to be agreed upon by the Parties prior to the Closing Date (provided, that, one Remaining Tigris Director shall be appointed to the class whose term expires in 2015 and one Remaining Tigris Director shall be appointed to the class whose term expires in 2016). The Board of Directors of Tigris shall appoint each of the individuals set forth on Part 5.17(a) of the Tigris Disclosure Schedule as officers of Tigris, effective as of the Effective Time. The Board of Directors of Tigris shall appoint each of the directors set forth on Part 5.17(b) of the Tigris Disclosure Schedule to the committees of the Board of Directors set forth opposite his or her name, effective as of the Effective Time.

5.18 Termination of Certain Agreements and Rights. Potomac shall use its commercially reasonable efforts to terminate at or prior to the Effective Time, those agreements set forth on Schedule F (collectively, the “Investor Agreements”).

5.19 Disclosure of Liabilities. For purposes of the computation of Net Cash pursuant to Section 1.6, on or prior to the Determination Date, Tigris shall provide Potomac with a list of all Liabilities of Tigris or any of its Subsidiaries as of the Determination Date which are individually in excess of $25,000 or in excess of $100,000 in the aggregate, that had not previously been disclosed to Potomac in the Tigris Disclosure Schedules.

5.20 Tigris Options.

(a) Prior to the Closing, the Tigris Board of Directors shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Tigris Option, whether vested or unvested, shall be cancelled and retired and cease to exist effective as of the Effective Time, and, in exchange therefor, each former holder of any Tigris Option having an exercise price per share less than the Tigris Closing Price shall be entitled to receive in consideration of the cancellation of such former holder’s Tigris Option and in settlement therefor, a number of shares of Tigris Common Stock calculated by dividing (i) the product of (A) the total number of shares of Tigris Common Stock previously subject to such Company Option, and (B) the excess of the Tigris Closing Price over the exercise price per share of Tigris Common Stock previously subject to such Tigris Option by (ii) the Tigris Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Tigris Common Stock in accordance with the preceding sentence shall be satisfied by Tigris withholding from issuance that number of shares of Tigris Common Stock calculated by multiplying the minimum statutory withholding rate for such holder in connection with such issuance times the number of shares of Tigris Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share.

(b) Prior to the Closing Date, the Tigris Board of Directors shall have adopted appropriate resolutions and taken all other actions necessary and appropriate (under the Tigris Stock Plans and otherwise) to cause the issuance to each individual set forth on Schedule G of that number of shares of Tigris Common Stock calculated by dividing the amount set forth opposite such individual’s name on Schedule G by the Tigris Closing Price, with such issuance to occur as of the Effective Time. Notwithstanding anything herein to the contrary, the tax withholding obligations for each individual receiving shares of Tigris Common Stock in accordance with the preceding sentence shall be satisfied by Tigris withholding from issuance that number of shares of Tigris Common Stock calculated by multiplying the minimum statutory withholding rate for such individual in connection with such issuance times the number of shares of Tigris Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly adopted and approved by the Required Potomac Stockholder Vote, and the issuance of the Tigris Common Stock in the Merger and the Merger shall have been duly approved by the Required Tigris Stockholder Vote.

6.4 Listing. The existing shares of Tigris Common Stock shall have been continually listed on the NASDAQ Global Market as of and from the date of this Agreement through the Closing Date, the approval of the listing of the additional shares of Tigris Common Stock on the NASDAQ Global Market shall have been obtained and the shares of Tigris Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NASDAQ Global Market as of the Effective Time.

6.5 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Tigris, Merger Sub and Potomac and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that Potomac, on the one hand, nor Tigris or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.6 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Tigris, Merger Sub or Potomac any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Tigris or Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF TIGRIS AND MERGER SUB

The obligations of Tigris and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Tigris, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of Potomac contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Potomac Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Potomac Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Potomac is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Potomac in all material respects.

7.3 Lock-up Agreements. Tigris shall have received a copy of a Lock-up Agreement, substantially in the form attached hereto as Exhibit E (the “Lock-up Agreement”), duly executed by holders representing at least 45% of the aggregate shares of Tigris Common Stock outstanding immediately following the Merger, each of which shall be in full force and effect.

7.4 Agreements and Other Documents. Tigris shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) the Latham Opinion dated as of the Closing Date and addressed to Tigris; provided, that the condition set forth in this Section 7.4(a) shall not be waivable by Tigris after receipt of the Required Potomac Stockholder Vote and the Required Tigris Stockholder Vote unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Potomac confirming that the conditions set forth in Sections 7.1, 7.2, 7.5, 7.6, 7.8 and 7.10 have been duly satisfied;

(c) certificates of good standing (or equivalent documentation) of Potomac in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of Potomac authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Potomac hereunder; and

(d) written resignations in forms satisfactory to Tigris, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Potomac who will not be officers or directors of the Surviving Corporation pursuant to Section 5.17 hereof.

7.5 No Other Proceedings. There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Tigris, would result in an outcome that is material and adverse to Tigris or Potomac: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions;

(b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Tigris or Potomac, any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material respect Tigris’ stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Tigris Material Adverse Effect.

7.6 Potomac Pre-Closing Financing. The Potomac Pre-Closing Financing shall have been consummated and Potomac shall have received the proceeds of the Potomac Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

7.7 FIRPTA Certificate. Tigris shall have received from Potomac a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Tigris along with written authorization for Tigris to deliver such notice form to the Internal Revenue Service on behalf of Potomac upon the Closing.

7.8 No Potomac Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Potomac Material Adverse Effect that is continuing.

7.9 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.10 Preferred Stock Conversion. Potomac shall have effected a conversion of Potomac Preferred Stock into Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF POTOMAC

The obligations of Potomac to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Potomac, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Tigris and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Tigris Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Tigris Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Tigris or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Lock-up Agreements. Potomac shall have received a copy of a Lock-up Agreement duly executed by each of the Persons listed on Schedule B hereto, each of which shall be in full force and effect.

8.4 Documents. Potomac shall have received the following documents, each of which shall be in full force and effect:

(a) the Pepper Opinion dated as of the Closing Date and addressed to Potomac; provided, that the condition set forth in this Section 8.4(a) shall not be waivable by Potomac after receipt of the Required Potomac Stockholder Vote and the Required Tigris Stockholder Vote unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Tigris confirming that the conditions set forth in Sections 8.1, 8.2, 8.5, 8.6 and 8.8 have been duly satisfied;

(c) certificates of good standing of each of Tigris and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Tigris and Merger Sub hereunder; and

(d) written resignations in forms satisfactory to Potomac, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Tigris who are not to continue as officers or directors of Tigris pursuant to Section 5.17 hereof.

8.5 No Other Proceedings. There shall not be pending or threatened in writing any Legal Proceeding in which, in the reasonable judgment of Potomac, would result in an outcome that is material and adverse to Tigris or Potomac: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Tigris or Potomac, any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material respect Tigris’ stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Potomac Material Adverse Effect.

8.6 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Tigris shall have failed to provide, with respect to any Tigris SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7 Board of Directors. Tigris shall have caused the Board of Directors of Tigris to be constituted as set forth in Section 5.17 of this Agreement effective as of the Effective Time.

8.8 No Tigris Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Tigris Material Adverse Effect that is continuing.

8.9 Potomac Pre-Closing Financing. The Potomac Pre-Closing Financing shall have been consummated and Potomac shall have received the proceeds of the Potomac Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Potomac’s stockholders and whether before or after approval of the Merger and issuance of Tigris Common Stock in the Merger by Tigris’ stockholders, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Tigris and Potomac;

(b) by either Tigris or Potomac if the Merger shall not have been consummated by December 31, 2014; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Potomac, on the one hand, or to Tigris and Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the waiting period under the HSR Act has not expired, or a request for additional information has been made by any Governmental Authority, or in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by such date, then either Potomac or Tigris shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days;

(c) by either Tigris or Potomac if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Tigris if the Required Potomac Stockholder Vote shall not have been obtained within five (5) Business Days of the Form S-4 Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Potomac Stockholder Vote has been obtained, Tigris may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Tigris or Potomac if (i) the Tigris Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Tigris’ stockholders shall have taken a final vote on the Merger and the issuance of shares of Tigris Common Stock in the Merger and (ii) the Merger or the issuance of Tigris Common Stock in the Merger shall not have been approved at the Tigris Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Tigris Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Tigris where the failure to obtain the Required Tigris Stockholder Vote shall have been caused by the action or failure to act of Tigris and such action or failure to act constitutes a material breach by Tigris of this Agreement);

(f) by Potomac (at any time prior to the approval of the Merger and the issuance of Tigris Common Stock in the Merger by the Required Tigris Stockholder Vote) if a Tigris Triggering Event shall have occurred;

(g) by Tigris (at any time prior to the approval of the Merger by the Required Potomac Stockholder Vote) if a Potomac Triggering Event shall have occurred;

(h) by Potomac, upon a breach of any representation, warranty, covenant or agreement on the part of Tigris or Merger Sub set forth in this Agreement, or if any representation or warranty of Tigris or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Tigris’ or Merger Sub’s representations and warranties or breach by Tigris or Merger Sub is curable by Tigris or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Tigris or Merger Sub to Potomac of such breach or inaccuracy and (ii) Tigris or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Tigris or Merger Sub is cured prior to such termination becoming effective);

(i) by Tigris, upon a breach of any representation, warranty, covenant or agreement on the part of Potomac set forth in this Agreement, or if any representation or warranty of Potomac shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Potomac’s representations and warranties or breach by Potomac is curable by Potomac then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Potomac to Tigris of such breach or inaccuracy and (ii) Potomac ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by Potomac is cured prior to such termination becoming effective); or

(j) by Tigris, at any time, if (i) all conditions in Sections 6 and 8 have been satisfied (other than those conditions set forth in Section 8.9 and those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Tigris irrevocably confirms by written notice to Potomac that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.6, has been satisfied or that Tigris is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.6; provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.6 has not been satisfied within five (5) calendar days after delivery of the written notice from Tigris to Potomac pursuant to clause (ii) of this Section 9.1(j).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Tigris and Potomac shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the transactions contemplated hereby; provided, further however, that Tigris and Potomac shall also share equally all fees and expenses incurred (up to a maximum of $125,000 payable by Potomac) in relation to the printing and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) (i) If (x) this Agreement is terminated by Tigris or Potomac pursuant to Section 9.1(e) or (f), (y) at any time before the Tigris Stockholders’ Meeting an Acquisition Proposal with respect to Tigris shall have been publicly announced, disclosed or otherwise communicated to Tigris’ Board of Directors and (z) in the event this Agreement is terminated pursuant Section 9.1(e), within 12 months after the date of such termination, Tigris enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, Tigris shall pay to Potomac, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $6,300,000 (the “Potomac Termination Fee”), in addition to any amount payable to Potomac pursuant to Sections 9.3(c) or 9.3(e);

(ii) If (x) this Agreement is terminated by Tigris pursuant to Section 9.1(d) or (g), (y) at any time before obtaining the Required Potomac Stockholder Vote an Acquisition Proposal with respect to Potomac shall have been publicly announced, disclosed or otherwise communicated to Potomac’s Board of Directors, and (z) in the event this Agreement is terminated pursuant Section 9.1(d), within 12 months after the date of such termination, Potomac enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent

Transaction, Potomac shall pay to Tigris, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $6,300,000 (the “Tigris Termination Fee”), in addition to any amount payable to Tigris pursuant to Sections 9.3(d) or 9.3(e); or

(iii) If this Agreement is terminated by Tigris pursuant to Section 9.1(j) and prior to such termination, a requisite group of Purchasers (as defined in the Subscription Agreement) have not irrevocably confirmed by written notice to Tigris that such Purchasers are prepared to consummate an acquisition of Potomac Common Stock on the terms and conditions set forth in the Subscription Agreement with aggregate gross cash proceeds to Potomac of at least $93,000,000, Potomac shall pay to Tigris, within ten (10) Business Days after termination, the Tigris Termination Fee, in addition to any amount payable to Tigris pursuant to Sections 9.3(d) or 9.3(e).

(c) (i) If this Agreement is terminated by Potomac pursuant to Sections 9.1(e), (f) or (h), or (ii) if this Agreement is terminated by Tigris pursuant to Section 9.1(e), or (iii) in the event of a failure of Potomac to consummate the transactions to be consummated at the Closing solely as a result of a Tigris Material Adverse Effect as set forth in Section 8.8 (provided that at such time all of the other conditions precedent to Tigris’ obligation to close set forth in Sections 6 and 7 of this Agreement have been satisfied by Potomac, are capable of being satisfied by Potomac or have been waived by Tigris), Tigris shall reimburse Potomac for all reasonable fees and expenses incurred by Potomac in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby (such expenses, including (x) and (y) above, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Potomac submits to Tigris true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Potomac except for reasonably documented out-of-pocket expenses otherwise reimbursable by Potomac to such financial advisor pursuant to the terms of Potomac’s engagement letter or similar arrangement with financial advisor.

(d) (i) If this Agreement is terminated by Tigris pursuant to Sections 9.1(d), (g), (i) or (j) or (ii) in the event of a failure of Tigris to consummate the transactions to be consummated at the Closing solely as a result of a Potomac Material Adverse Effect as set forth in Section 7.8 (provided that at such time all of the other conditions precedent to Potomac’s obligation to close set forth in Sections 6 and 8 of this Agreement have been satisfied by Tigris, are capable of being satisfied by Tigris or have been waived by Potomac), Potomac shall reimburse Tigris for all Third Party Expenses incurred by Tigris up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Tigris submits to Potomac true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Tigris except for reasonably documented out-of-pocket expenses otherwise reimbursable by Tigris to such financial advisor pursuant to the terms of Tigris’ engagement letter or similar arrangement with financial advisor.

(e) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), (c) or (d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Tigris or Potomac be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 and Section 10.11, each of the Parties and their respective affiliates (as that term is used in Rule 145 under the Securities Act) shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Merger and the other Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

(g) Notwithstanding anything to the contrary in this Section 9.3, any amount payable by Tigris to Potomac pursuant to this Section 9.3 shall be reduced and offset by any amounts owed by Potomac to Tigris pursuant to the Tigris Notes.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Potomac, Merger Sub and Tigris contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Potomac, Merger Sub and Tigris at any time (whether before or after the adoption and approval of this Agreement by Potomac’s stockholders or before or after the approval of the Merger or issuance of shares of Tigris Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Potomac, Merger Sub and Tigris.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7; and (c) the rights of the applicable stockholders of Tigris to receive the Pre-Closing Dividend Assets and enforce their rights under Schedule C) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to Tigris or Merger Sub:

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

Telephone: (510) 215-3500

Fax: (510) 215-3535

Attention: Chief Executive Officer

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Telephone: (650) 328-4600

Fax: (650) 463-2600

Attention: Alan C. Mendelson

if to Potomac:

75 Kneeland Street

Boston, MA 02111

Telephone No.: (617) 275-0040

Facsimile No.: (617) 275-0039

Attention: Chief Executive Officer

with a copy to:

Pepper Hamilton LLP

19th Floor, High Street Tower

125 High Street

Boston, Massachusetts 02110-2736

Telephone: (617) 204-5107

Fax: (617) 204-5150

Attention: Steven R. London

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 No Third Party Beneficiaries. Except for the provisions set forth in Section 5.7(f) of this Agreement, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

TRANSCEPT PHARMACEUTICALS, INC.

By:	/s/ Glenn A. Oclassen

Name:	Glenn A. Oclassen

Title:	Chairman and Chief Executive Officer

TIGRIS MERGER SUB, INC.

By:	/s/ Glenn A. Oclassen

Name:	Glenn A. Oclassen

Title:	President and Chief Executive Officer

TIGRIS ACQUISITION SUB, LLC

By:	/s/ Glenn A. Oclassen

Name:	Glenn A. Oclassen

Title:	President and Chief Executive Officer

PARATEK PHARMACEUTICALS, INC.

By:	/s/ Michael F. Bigham

Name:	Michael F. Bigham

Title:	Chairman and Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2014 Plan. “2014 Plan” shall have the meaning set forth in Section 2.3(b).

409A Plan. “409A Plan” shall have the meaning set forth in Section 3.11(j).

Accounting Firm. “Accounting Firm” shall have the meaning set forth in Section 1.6(e).

Acquisition Inquiry. “Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Potomac, on the one hand or Tigris, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

Acquisition Proposal. “Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Potomac or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the one hand, or by or on behalf of Tigris or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, in the case of Tigris, the Potomac Pre-Closing Financing shall not be an “Acquisition Transaction”;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of a Party.

Additional Directors. “Additional Directors” shall have the meaning set forth in Section 5.17.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Anticipated Closing Date. “Anticipated Closing Date” shall have the meaning set forth in Section 1.6(a).

Business Day. “Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

Capitalization Date. “Capitalization Date” shall have the meaning set forth in Section 3.3(a).

Certificate of Merger. “Certificate of Merger” shall have the meaning set forth in Section 1.3.

Certifications. “Certifications” shall have the meaning set forth in Section 3.4(a).

Closing. “Closing” shall have the meaning set forth in Section 1.3.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3.

COBRA. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Confidentiality Agreement. “Confidentiality Agreement” shall mean the Confidentiality Agreement dated March 24, 2014, between Potomac and Tigris.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions and actions contemplated by the Agreement.

Contract. “Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

Costs. “Costs” shall have the meaning set forth in Section 5.7(a).

D&O Indemnified Parties. “D&O Indemnified Parties” shall have the meaning set forth in Section 5.7(a).

Determination Date. “Determination Date” shall have the meaning set forth in Section 1.6(a).

DGCL. “DGCL” shall mean the General Corporation Law of the State of Delaware.

Dispute Notice. “Dispute Notice” shall have the meaning set forth in Section 1.6(b).

Dissenting Shares. “Dissenting Shares” shall have the meaning set forth in Section 1.9(a).

DLLCA. “DLLCA” shall have the meaning set forth in the recitals.

Drug Regulatory Agency. “Drug Regulatory Agency” shall have the meaning set forth in Section 2.11(c).

Effective Time. “Effective Time” shall have the meaning set forth in Section 1.3.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

Environmental Law. “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Agent. “Exchange Agent” shall have the meaning set forth in Section 1.8(a).

Exchange Fund. “Exchange Fund” shall have the meaning set forth in Section 1.8(a).

Exchange Ratio. “Exchange Ratio” shall be equal to 0.81.

Existing Potomac D&O Policies. “Existing Potomac D&O Policies” shall have the meaning set forth in Section 2.15(b).

Existing Tigris D&O Policies. “Existing Tigris D&O Policies” shall have the meaning set forth in Section 3.13(b).

FDA. “FDA” shall have the meaning set forth in Section 2.11(c).

FDCA. “FDCA” shall have the meaning set forth in Section 2.11(c).

Firms. “Firms” shall have the meaning set forth in Section 5.21.

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Tigris registering the public offering and sale of Tigris Common Stock to some or all holders of Potomac Common Stock in the Merger, whether or not including the shares of Tigris Common Stock to be issued in exchange for shares of Potomac Common Stock issued in connection with the consummation of the Potomac Pre-Closing Financing, but including all shares of Tigris Common Stock to be issued in exchange for all other shares of Potomac Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP. “GAAP” shall have the meaning set forth in Section 2.4(a).

Governmental Authority. “Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

Grant Date. “Grant Date” shall have the meaning set forth in Section 2.13(f).

Hazardous Materials. “Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property. “Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

Investor Agreements. “Investor Agreements” shall have the meaning set forth in Section 5.18.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Key Employee. “Key Employee” shall mean, with respect to the Potomac or Tigris, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer.

Knowledge. “Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

Latham. “Latham” shall have the meaning set forth in Section 5.11(c).

Latham Opinion. “Latham Opinion” shall have the meaning set forth in Section 5.11(c).

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

Liability. “Liability” shall have the meaning set forth in Section 2.10.

Lock-up Agreement. “Lock-up Agreement” shall have the meaning set forth in Section 7.3.

Merger. “Merger” shall have the meaning set forth in the recitals.

Merger LLC. “Merger LLC” shall have the meaning set forth in the Preamble.

Merger Sub. “Merger Sub” shall have the meaning set forth in the Preamble.

Minimum Cash Amount. “Minimum Cash Amount” shall have the meaning set forth in Section 5.16.

Multiemployer Plan. “Multiemployer Plan” shall mean (A) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Multiple Employer Plan. “Multiple Employer Plan” shall mean (A) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Net Cash. “Net Cash” shall mean (a) the sum of Tigris’ and its Subsidiaries’ cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Tigris), in each case as of the close of business on the last Business Day prior to the date of determination, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Tigris’ Audited Financial Statements and Unaudited Interim Balance Sheet minus (b) the sum of Tigris’ and its Subsidiaries’ accounts payable and accrued expenses (other than accrued expenses listed below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Tigris’ Audited Financial Statements and Unaudited Interim Balance Sheet minus (c) the cash cost of any change of control payments or severance payments that are or become due to any employee of Tigris or its Subsidiaries minus (d) the cash cost of any accrued and unpaid retention payments due to any employee of Tigris or its Subsidiaries as of the Closing Date, minus (e) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Tigris or any of its Subsidiaries is liable incurred by Tigris or any of its Subsidiaries in connection with this Agreement and the Contemplated Transactions or otherwise minus (f) the fees and expenses of the Accounting Firm allocated to Tigris pursuant to Section 1.6(e), minus (g) any bona fide current liabilities payable in cash, in each case to the extent not cancelled at or prior to the Determination Date; provided that in no event shall any liabilities or accruals relating to the Legal Proceeding described on Schedule D hereto be taken into account as a reduction in Net Cash, minus (h) any unpaid amounts payable by Tigris in satisfaction of its obligations under Section 5.7(c) for the period after the Closing, plus (i) the amount of any outstanding principal and accrued interest under the Tigris Note as of the Anticipated Closing Date in excess of $3,508,750, plus (j) any amounts due to be reimbursed to Tigris by Potomac pursuant to Section 9.3(a).

Net Cash Calculation. “Net Cash Calculation” shall have the meaning set forth in Section 1.6(a).

Net Cash Schedule. “Net Cash Schedule” shall have the meaning set forth in Section 1.6(a).

Ordinary Course of Business. “Ordinary Course of Business” shall mean, in the case of each of Potomac and Tigris, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and consistent with the operating plans delivered to the other Party.

Party. “Party” or “Parties” shall mean Potomac, Merger Sub, Merger LLC and Tigris.

Pepper Hamilton. “Pepper Hamilton” shall have the meaning set forth in Section 5.11(c).

Pepper Opinion. “Pepper Opinion” shall have the meaning set forth in Section 5.11(c).

Permitted Dividend. “Permitted Dividend” shall have the meaning set forth in Section 4.2(a).

Person. “Person” shall mean any individual, Entity or Governmental Body.

Potomac. “Potomac” shall have the meaning set forth in the Preamble.

Potomac Affiliate. “Potomac Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Potomac within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Potomac Associate. “Potomac Associate” shall mean any current or former employee, independent contractor, officer or director of Potomac or any Potomac Affiliate.

Potomac Board of Directors. “Potomac Board of Directors” shall mean the board of directors of Potomac.

Potomac Board Recommendation. “Potomac Board Recommendation” shall have the meaning set forth in Section 5.2(b).

Potomac Capital Stock. “Potomac Capital Stock” shall mean the Potomac Common Stock and the Potomac Preferred Stock.

Potomac Common Stock. “Potomac Common Stock” shall mean the Common Stock, $0.001 par value per share, of Potomac.

Potomac Contract. “Potomac Contract” shall mean any Contract: (a) to which Potomac or any of its Subsidiaries is a Party; (b) by which Potomac or any Potomac Subsidiary or any Potomac IP Rights or any other asset of Potomac or its Subsidiaries is or may become bound or under which Potomac or any Potomac Subsidiary has, or may become subject to, any obligation; or (c) under which Potomac or Potomac Subsidiary has or may acquire any right or interest.

Potomac Disclosure Schedule. “Potomac Disclosure Schedule” shall have the meaning set forth in Section 2.

Potomac Employee Plan. “Potomac Employee Plan” shall have the meaning set forth in Section 2.13(e).

Potomac Financials. “Potomac Financials” shall have the meaning set forth in Section 2.4(a).

Potomac IP Rights. “Potomac IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by Potomac or its Subsidiaries that is necessary or used in the business of Potomac and its Subsidiaries as presently conducted.

Potomac IP Rights Agreement. “Potomac IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Potomac IP Rights.

Potomac Material Adverse Effect. “Potomac Material Adverse Effect” shall mean any effect, change, event, circumstance, or development (any such item, an “Effect”) that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Potomac Material Adverse Effect, is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Potomac and its Subsidiaries taken as a whole; or (b) the ability of Potomac to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute a Potomac Material Adverse Effect: (1) any rejection by a Governmental Body of a registration or filing by Potomac relating to Potomac IP Rights; (2) resignation, termination or death of any individual director or officer of Potomac, provided, however, that the resignation or termination of more than fifty percent (50%) of Potomac’s directors or more than fifty percent (50%) of Potomac’s officers (each except as required by the terms of this Merger Agreement) during the period on and after the date hereof and prior to Closing may give rise to a Potomac Material Adverse Effect; (3) announcement or publication regarding the interest of an Entity in competition with Potomac’s business as currently conducted or as proposed to be conducted; (4) any change in the cash position of Potomac which results from operations in the Ordinary Course of Business; (5) any Effect resulting from the announcement or pendency of the Merger or the Potomac Pre-Closing Financing; (6) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (7) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or (8) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Potomac operates.

Potomac Material Contract. “Potomac Material Contract” shall have the meaning set forth in Section 2.9.

Potomac Options. “Potomac Options” shall mean options or other rights to purchase shares of Potomac Common Stock issued by Potomac.

Potomac Permits. “Potomac Permits” shall have the meaning set forth in Section 2.11(b).

Potomac Pre-Closing Financing. “Potomac Pre-Closing Financing” means an acquisition of Potomac Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to Potomac of $93,000,000, not including any conversion of promissory notes in connection therewith.

Potomac Preferred Stock. “Potomac Preferred Stock” shall have the meaning set forth in Section 2.3(a).

Potomac Product Candidates. “Potomac Product Candidates” shall have the meaning set forth in Section 2.11(d).

Potomac Registered IP. “Potomac Registered IP” shall mean all Potomac IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Potomac Regulatory Permits. “Potomac Regulatory Permits” shall have the meaning set forth in Section 2.11(d).

Potomac Stock Certificate. “Potomac Stock Certificate” shall have the meaning set forth in Section 1.7.

Potomac Stockholder Support Agreements. “Potomac Stockholder Support Agreements” shall have the meaning set forth in the recitals.

Potomac Stockholder Written Consent. “Potomac Stockholder Written Consent” shall have the meaning set forth in the recitals.

Potomac Termination Fee. “Potomac Termination Fee” shall have the meaning set forth in Section 9.3(b)(i).

Potomac Triggering Event. A “Potomac Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Potomac shall have failed to recommend that Potomac’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Tigris the Potomac Board Recommendation; (ii) Potomac shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Potomac Board Recommendation; (iii) the Board of Directors of Potomac shall have approved, endorsed or recommended any Acquisition Proposal; (iv) Potomac shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Potomac or any director, officer or agent of Potomac shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Potomac Unaudited Interim Balance Sheet. “Potomac Unaudited Interim Balance Sheet” shall mean the draft unaudited consolidated balance sheet of Potomac and its consolidated Subsidiaries as of March 31, 2014, provided to Tigris prior to the date of this Agreement.

Potomac Warrants. “Potomac Warrants” shall have the meaning set forth in Section 2.3(b).

Pre-Closing Dividend. “Pre-Closing Dividend” shall have the meaning set forth in Section 5.16.

Pre-Closing Dividend Assets. “Pre-Closing Dividend Assets” shall have the meaning set forth in Section 5.16.

Pre-Closing Liability Amount. “Pre-Closing Liability Amount” shall have the meaning set forth in Section 4.6.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1.

Preferred Stock Conversion. “Preferred Stock Conversion” shall have the meaning set forth in Section 7.10.

Proxy Statement/Prospectus/Information Statement. “Proxy Statement/Prospectus/Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Potomac’s stockholders in connection with the approval of this Agreement and the Merger by signing the Potomac Stockholder Written Consents and to Tigris’ stockholders in connection with the Tigris Stockholders’ Meeting.

Remaining Tigris Directors. “Remaining Tigris Directors” shall have the meaning set forth in Section 5.16.

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Required Potomac Stockholder Vote. “Required Potomac Stockholder Vote” shall have the meaning set forth in Section 2.19.

Required Tigris Stockholder Vote. “Required Tigris Stockholder Vote” shall have the meaning set forth in Section 3.18.

Response Date. “Response Date” shall have the meaning set forth in Section 1.6(b).

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Second Merger. “Second Merger” shall have the meaning set forth in Section 1.1(b).

Second Step Certificate of Merger. “Second Step Certificate of Merger” shall have the meaning set forth in Section 1.5(g).

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shareholder. “Shareholder” shall mean each stockholder of Potomac, and “Shareholders” shall mean all stockholders of Potomac, in each case as determined immediately prior to the Effective Time.

Subscription Agreement. “Subscription Agreement” means the Subscription Agreement attached hereto as Schedule E, among Potomac and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Potomac Capital Stock set forth therein in connection with the Potomac Pre-Closing Financing.

Subsequent Transaction. “Subsequent Transaction” shall mean any Acquisition Transaction that results or would result in any third party beneficially owning securities of a Party representing more than fifty percent (50%) of the voting power of the outstanding securities of a Party or owning or exclusively licensing tangible or intangible assets representing more than fifty percent (50%) of the fair market value of the income-generating assets of a Party and its Subsidiaries, taken as a whole.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Board of Directors of Tigris or Potomac, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any: (x) is reasonably likely to be more favorable, from a financial point of view, to Tigris’ stockholders or Potomac’s stockholders, as applicable, than the terms of the Merger; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

Surviving Company. “Surviving Company” shall have the meaning set forth in Section 1.1(b).

Surviving Corporation. “Surviving Corporation” shall have the meaning set forth in Section 1.1(a).

Tax. “Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

Tax Representation Letters. “Tax Representation Letters” shall have the meaning set forth in Section 5.11(c).

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Third Party Expenses. “Third Party Expenses” shall have the meaning set forth in Section 9.3(c).

Tigris. “Tigris” shall have the meaning set forth in the Preamble.

Tigris Affiliate. “Tigris Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Tigris within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Tigris Associate. “Tigris Associate” shall mean any current or former employee, independent contractor, officer or director of Tigris or any Tigris Affiliate.

Tigris Board of Directors. “Tigris Board of Directors” shall mean the board of directors of Tigris.

Tigris Board Recommendation. “Tigris Board Recommendation” shall have the meaning set forth in Section 5.3(b).

Tigris Closing Price. “Tigris Closing Price” means the volume weighted average closing trading price of a share of Tigris Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Tigris Common Stock then trades) for the five trading days ending the trading day immediately prior to the date upon which the Merger becomes effective.

Tigris Common Stock. “Tigris Common Stock” shall mean the Common Stock, $0.001 par value per share, of Tigris.

Tigris Contract. “Tigris Contract” shall mean any Contract: (a) to which Tigris or any of its Subsidiaries is a party; (b) by which Tigris or any of its Subsidiaries or any Tigris IP Rights or any other asset of Tigris or any of its Subsidiaries is or may become bound or under which Tigris has, or may become subject to, any obligation; or (c) under which Tigris or any of its Subsidiaries has or may acquire any right or interest.

Tigris Disclosure Schedule. “Tigris Disclosure Schedule” shall have the meaning set forth in Section 3.

Tigris Employee Plan. “Tigris Employee Plan” shall have the meaning set forth in Section 3.11(f).

Tigris IP Rights. “Tigris IP Rights” shall have the meaning set forth in Section 3.6(b).

Tigris IP Rights Agreement. “Tigris IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Tigris IP Rights.

Tigris Material Adverse Effect. “Tigris Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Tigris Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Tigris and its Subsidiaries, taken as a whole; or (b) the ability of Tigris to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute an Tigris Material Adverse Effect: (1) any demands, pending, threatened, or actual litigation, or the settlement, or failure to settle, any demands, pending, threatened or actual litigation, (2) the termination, sublease or assignment of Tigris’ facility lease, or failure to do the foregoing, (3) any Effect resulting from the announcement or pendency of the Merger, (4) any change in the stock price or trading volume of Tigris independent of any other event that would be deemed to have a Tigris Material Adverse Effect, (5) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (6) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, or (7) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Tigris competes.

Tigris Material Contract. “Tigris Material Contract” shall have the meaning set forth in Section 3.7.

Tigris Note. “Tigris Note” shall have the meaning set forth in the recitals.

Tigris Options. “Tigris Options” shall mean options or other rights to purchase shares of Tigris Common Stock issued by Tigris.

Tigris Permits. “Tigris Permits” shall have the meaning set forth in Section 3.9(b).

Tigris Product Candidates. “Tigris Product Candidates” shall have the meaning set forth in Section 3.9(d).

Tigris Registered IP. “Tigris Registered IP” shall mean all Tigris IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Tigris Regulatory Permits. “Tigris Regulatory Permits” shall have the meaning set forth in Section 3.9(d).

Tigris SEC Documents. “Tigris SEC Documents” shall have the meaning set forth in Section 3.4(a).

Tigris Stock Plans. “Tigris Stock Plans” shall have the meaning set forth in Section 3.3(b).

Tigris Stockholder Support Agreements. “Tigris Stockholder Support Agreements” shall have the meaning set forth in the recitals.

Tigris Stockholders’ Meeting. “Tigris Stockholders’ Meeting” shall have the meaning set forth in Section 5.3(a).

Tigris Termination Fee. “Tigris Termination Fee” shall have the meaning set forth in Section 9.3(b)(ii).

Tigris Triggering Event. A “Tigris Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Tigris shall have failed to recommend that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Potomac the Tigris Board Recommendation; (ii) Tigris shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Tigris Board Recommendation; (iii) Tigris shall have failed to hold the Tigris Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60 day period shall be tolled for the earlier of 60 days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the Board of Directors of Tigris shall have approved, endorsed or recommended any Acquisition Proposal; (v) Tigris shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (vi) Tigris or any director, officer or agent of Tigris shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Tigris Unaudited Interim Balance Sheet. “Tigris Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Tigris as of March 31, 2014, included in Tigris’ Report on Form 10-Q for the fiscal quarter ended March 31, 2014, as filed with the SEC.

TPI. “TPI” shall mean Transcept Pharma, Inc., Inc., a wholly-owned subsidiary of Tigris.

Transfer Taxes. “Transfer Taxes” shall have the meaning set forth in Section 5.11(e).

Treasury Regulations. “Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

EXHIBIT B

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of June [*], 2014, is by and among Transcept Pharmaceuticals, Inc. (“Parent”), and the individual set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.001 per share (“Common Stock”), of Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the holder of the number of shares of Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of the Company set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Common Stock and Series A Preferred Stock of the Company that are hereafter issued to or otherwise acquired or owned by the Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, Parent, Tigris Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), Tigris Acquisition Sub, LLC, a Delaware limited liability company, and the Company propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. At every meeting of the holders of the Company’s Common Stock and Series A Preferred Stock (the “Company Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Stockholder’s Subject Shares (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, and (iii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Company Stockholders; and (b) against any Acquisition Proposal.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Lien other than restrictions imposed by Applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations hereunder Notwithstanding the foregoing, (a) the Stockholder may make Transfers of Subject Shares by will, operation of law, Transfers for estate planning purposes or Transfers for charitable purposes or as charitable gifts or donations, in which case the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Tigris with a copy of such agreement promptly upon consummation of any such Transfer and (b) the Stockholder may take all actions reasonably necessary to consummate the transactions contemplated by the Merger Agreement, including, without limitation, converting all shares of Series A Preferred Stock into shares of other series of preferred stock of the Company and then converting all such shares into shares of Common Stock, converting all shares of Series A Preferred Stock directly into shares of Common Stock, and converting all promissory notes of the Company held by the Stockholder into shares of Common Stock.

1.3. No Exercise of Appraisal Rights. The Stockholder agrees not to exercise any appraisal rights or dissenter’s rights in respect of the Stockholder’s Subject Shares that may arise with respect to the Merger.

1.4. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Potomac is an intended third-party beneficiary of this Section 1.4.

1.5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Company Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of the Merger Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.5 is given in connection with and granted in consideration of and as an inducement to Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

1.6. No Solicitation of Transactions. The Stockholder shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or knowingly facilitate or encourage the submission of, any Acquisition Inquiry or Acquisition Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Inquiry or Acquisition Proposal. The Stockholder hereby represents and warrants that it, he or she has read Section 4.5 of the Merger Agreement and agrees not to facilitate or participate in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent that:

2.1. Authorization; Binding Agreement. The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder and to consummate the transactions contemplated hereby. The Stockholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights (the “Enforceability Exceptions”).

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Lien (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture with respect to any shares of Common Stock granted to the Stockholder under an employee benefit plan of the Company and (d) as provided in the bylaws of the Company and that certain Stockholders Agreement, dated as of March 7, 2014, by and among the Company and the stockholders of the Company party thereto. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of Common Stock and Series A Preferred Stock of the Company owned by the Stockholder as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Shares.

2.3. Voting Power. Except as set forth on Schedule A, the Stockholder has full voting power, with respect to the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5 Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Parent is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby are within Parent’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent. Parent has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile transmission) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as the Stockholder may hereafter specify in writing to Parent for the purpose by notice to Parent.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (y) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.4, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve Parent of any of its obligations hereunder.

4.5. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Parent and the Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the Federal court of the U.S. located in the State of Delaware, and appellate courts therefrom, (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

4.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9. Specific Performance. The parties hereto agree that Parent would be irreparably damaged if for any reason any Stockholder fails to perform any of its obligations under this Agreement and that Parent may not have an adequate remedy at law for money damages in such event. Accordingly, Parent shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of the Company, and not in the Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the board of directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s organizational documents, the possible acquisition of the Company by Parent pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

TRANSCEPT PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[STOCKHOLDER]

By:
Name:
Title:

Address:

Facsimile No.: ( ) - -

[Signature Page to Support Agreement]

Schedule A

Name of Stockholder	No. Shares of Common Stock	No. Shares of Series A Preferred Stock

EXHIBIT C

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of June [*], 2014, is by and among Paratek Pharmaceuticals, Inc. (“Potomac”), and the individual set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.001 per share (“Common Stock”), of Transcept Pharmaceuticals, Inc., a Delaware corporation (“Tigris”), set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Common Stock of Tigris that are hereafter issued to or otherwise acquired or owned by the Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, Potomac, Tigris Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Tigris (“Merger Sub”), Tigris Acquisition Sub, LLC, a Delaware limited liability company, and Tigris propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into Potomac, with Potomac continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Potomac has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. At every meeting of the holders of Tigris Common Stock (the “Tigris Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Tigris Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Stockholder’s Subject Shares (a) in favor of (i) the issuance of Tigris Common Stock in the Merger pursuant to the Merger Agreement, (ii) adoption of the Merger Agreement if submitted for adoption, (iii) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of Tigris Common Stock in the Merger pursuant to the Merger Agreement on the date on which such meeting is held and (iv) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Tigris Stockholders; and (b) against any Acquisition Proposal.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Lien other than restrictions imposed by Applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations hereunder. Notwithstanding the foregoing, the Stockholder may make Transfers of Subject Shares by will, operation of law, Transfers for estate planning purposes or Transfers for charitable purposes or as charitable gifts or donations, in which case the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Potomac with a copy of such agreement promptly upon consummation of any such Transfer.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes Tigris and Potomac to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Tigris or Potomac reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Tigris is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Potomac as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of Tigris Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of Tigris Stockholders or in connection with any action sought to be taken by written consent without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of Tigris Stockholders or in connection with any action sought to be taken by written consent without a meeting. Potomac agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of the Merger Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Tigris. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Potomac to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

1.5. No Solicitation of Transactions. The Stockholder shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or knowingly facilitate or encourage the submission of, any Acquisition Inquiry or Acquisition Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Inquiry or Acquisition Proposal. The Stockholder hereby represents and warrants that it, he or she has read Section 4.5 of the Merger Agreement and agrees not to facilitate or participate in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Potomac that:

2.1. Authorization; Binding Agreement. The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder and to consummate the transactions contemplated hereby. The Stockholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights (the “Enforceability Exceptions”).

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Lien (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, and (c) subject to any risk of forfeiture with respect to any shares of Common Stock granted to the Stockholder under an employee benefit plan of Tigris. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of Common Stock of Tigris owned by the Stockholder as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Shares.

2.3. Voting Power. Except as set forth on Schedule A, the Stockholder has full voting power, with respect to the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that Potomac is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF POTOMAC

Potomac represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Potomac is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby are within Potomac’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Potomac. Potomac has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Potomac and constitutes a valid and binding obligation of Potomac enforceable against Potomac in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile transmission) and shall be given, (a) if to Potomac, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as the Stockholder may hereafter specify in writing to Potomac for the purpose by notice to Potomac.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (y) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Potomac may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve Potomac of any of its obligations hereunder.

4.5. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Potomac and the Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the Federal court of the U.S. located in the State of Delaware, and appellate courts therefrom, (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

4.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9. Specific Performance. The parties hereto agree that Potomac would be irreparably damaged if for any reason any Stockholder fails to perform any of its obligations under this Agreement and that Potomac may not have an adequate remedy at law for money damages in such event. Accordingly, Potomac shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Tigris, and not in the Stockholder’s capacity as a director, officer or employee of Tigris or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Tigris in the exercise of his or her fiduciary duties as a director or officer of Tigris or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Tigris or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the board of directors of Tigris has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of Tigris’s organizational documents, the possible acquisition of Potomac by Tigris pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

PARATEK PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Potomac Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[STOCKHOLDER]

By:
Name:
Title:

Address:

Facsimile No.: ( ) - -

[Signature Page to Potomac Support Agreement]

Schedule A

Name of Stockholder	No. Shares

SCHEDULE C

Pre-Closing Dividend Assets and Rights

A.	Assets and Rights

1. DHE Disposition Proceeds: 100% of any DHE Disposition Proceeds received in connection with a DHE Disposition consummated prior to the Distribution End Date or pursuant to any definitive written agreement with respect to a DHE Disposition entered into prior to the Distribution End Date. Such DHE Disposition Proceeds shall be distributed within five Business Days of receipt thereof by Tigris or any of its Affiliates.

2. Intermezzo Royalty Income: 100% of all payments received by Tigris or any of its Subsidiaries pursuant to that certain United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between Tigris and Purdue Pharmaceutical Products L.P. on or prior to the Distribution End Date. Any such payments received on or prior to the one year anniversary of the Closing Date shall be paid within five Business Days of the one year anniversary of the Closing Date. Any such payments received after the one year anniversary of the Closing Date and on or prior to the Distribution End Date shall be paid within five Business Days following the Distribution End Date.

3. Intermezzo Disposition Proceeds: 100% of any Intermezzo Disposition Proceeds received in connection with an Intermezzo Disposition consummated prior to the Distribution End Date or pursuant to any definitive written agreement with respect to an Intermezzo Disposition entered into prior to the Distribution End Date, in each case, less the Success Fee. Such Intermezzo Disposition Proceeds shall be distributed within five Business Days of receipt thereof by Tigris or any of its Affiliates.

4. Intermezzo Reserve Excess: The Intermezzo Reserve Excess, which shall be distributed upon the earlier of (i) the date upon which any Intermezzo Disposition Proceeds are distributed, and (ii) five Business Days following the Distribution End Date.

B.	Terms and Conditions

1. Reasonable Efforts: From and after the Closing Date until the earlier of (a) the Distribution End Date and (b) the date upon which the Intermezzo Reserve Excess is equal to zero (such period, the “Disposition Period”), Tigris shall, and shall cause its Affiliates to, use reasonable efforts to consummate a DHE Disposition and an Intermezzo Disposition.

2. Management: Prior to the Closing, the Tigris Board of Directors shall delegate the sole responsibility, authority and discretion with respect to (i) managing the DHE Assets and Intermezzo Assets (including the settlement of any litigation relating thereto), (ii) conducting any sale process with respect to a DHE Disposition or an Intermezzo Disposition during the Disposition Period and (iii) directing expenditures and disbursements from the Intermezzo Reserve Account, to a special committee of the Tigris Board of Directors comprised exclusively of the Remaining Tigris Directors (the “Special Committee”). The Special Committee shall also be empowered with the authority to authorize any officer of Tigris to negotiate, execute and deliver a definitive written agreement with respect to a DHE Disposition or Intermezzo Disposition (a “Sale Agreement”) in the name and on behalf of Tigris; provided, however, that no Sale Agreement shall be entered into (x) without prior notice to the Tigris Board of Directors and (y) without the prior written consent of the Tigris Board of Directors (which shall not be unreasonably withheld, conditioned or delayed) unless such Sale Agreement places no material obligations on Tigris and its Affiliates other than (i) to sell, transfer, convey, exclusively license or otherwise dispose of the DHE Assets or Intermezzo Assets, as applicable, and (ii) indemnification obligations relating to the breach of (A) any customary pre-closing covenants of Tigris or its Affiliates or (B) breaches or inaccuracies of representations and warranties relating to (1) Tigris’ power and authority to effect such sale, transfer, conveyance, exclusive license or other disposition, (2) the valid, binding and enforceable nature of the Sale Agreement and (3) the absence of any legal or contractual impediments to the sale, transfer, conveyance, exclusive license or other disposition of the DHE Assets or Intermezzo Assets, as applicable.

3. Powers and Duties. The delegation of responsibility and authority to the Special Committee set forth in Section 2 above shall not be revoked or modified at any time during the Disposition Period. The Special Committee shall not have any liability to the Holders for any actions taken or not taken in connection with the matters set forth on this Schedule C. No provision of this Schedule C shall require the Special Committee or any members thereof to expend or risk its, his or her own funds or otherwise incur any financial liability in the performance of any duties hereunder or in the exercise of any rights or powers.

4. Third-Party Beneficiaries. The Holders shall be intended third-party beneficiaries of the provisions of this Schedule C and shall be entitled to specifically enforce the terms hereof; provided, that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Section 4 be enforceable by such Holders or any other Person acting for or on their behalf other than the Special Committee. The Special Committee has the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder.

5. Intermezzo Reserve. An amount of cash equal to the Intermezzo Reserve shall be deposited into a separate, segregated bank account established by Tigris as of the Closing Date (the “Intermezzo Reserve Account”) and shall thereafter be utilized solely at the direction and in the discretion of the Special Committee or its authorized delegates in connection with the Special Committee’s management of the Intermezzo Assets and the Intermezzo Disposition.

C.	Definitions

“Assets” of any Person means all assets and properties of any kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“DHE” means (i) Tigris’s product candidate, designated TO-2070, and (b) any other pharmaceutical product of Tigris or its Subsidiaries containing the compound known as Dihydroergotamine, however designated.

“DHE Assets” means all Assets of Tigris or its Subsidiaries relating to DHE.

“DHE Disposition” means the sale, transfer, conveyance, exclusive license or other disposition, in one or a series of transactions, of the DHE Assets.

“DHE Disposition Proceeds” means an amount equal to (i) the cash proceeds received by Tigris or any of its Affiliates from a DHE Disposition, less (ii) all fees and expenses incurred by Tigris or its Subsidiaries in connection with such DHE Disposition following the Closing Date.

“Distribution End Date” means the second anniversary of the Closing Date.

“Holders” means all stockholders of Tigris who receive or are entitled to receive the Pre-Closing Dividend.

“Intermezzo” means Tigris’s Intermezzo (zolpidem tartrate) sublingual tablet product.

“Intermezzo Assets” means all Assets of Tigris or its Subsidiaries relating to Intermezzo.

“Intermezzo Disposition” the sale, transfer, conveyance, exclusive license or other disposition, in one or a series of transactions, of the Intermezzo Assets.

“Intermezzo Disposition Proceeds” means an amount equal to (i) the cash proceeds received by Tigris or any of its Affiliates from an Intermezzo Disposition, less (ii) all fees and expenses incurred by Tigris or its Subsidiaries in connection with such Intermezzo Disposition following the Closing Date.

“Intermezzo Reserve” means an amount equal to $3 million.

“Intermezzo Reserve Excess” means the excess, if any of (i) the Intermezzo Reserve, less (ii) all fees, expenses and other amounts incurred by the Tigris and its Affiliates in connection with any litigation relating primarily to the Intermezzo Assets, less (iii) all fees and expenses incurred by Tigris or its Subsidiaries in connection with the management of the Intermezzo Assets or in furtherance of an Intermezzo Disposition, in each case, following the Closing Date and to the extent that such fees and expenses have not theretofore resulted in the reduction of any Intermezzo Disposition Proceeds distributed to Tigris’s stockholders as a result of the Pre-Closing Dividend.

“Success Fee” means 10% of the Intermezzo Disposition Proceeds.

*        *        *         *        *

Annex B

June 30, 2014

The Board of Directors

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd

Suite #110

Pt. Richmond, CA 94804

Members of the Board of Directors:

We understand that Transcept Pharmaceuticals, Inc., a Delaware corporation (“Transcept” or the “Company”), Tigris Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Transcept (“Merger Sub”), and Paratek Pharmaceuticals, Inc., a Delaware corporation (“Paratek” or the “Target”) are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), pursuant to which Merger Sub will be merged with and into Paratek, with Paratek continuing as the surviving corporation (the “Merger”), immediately following which the surviving corporation will be merged with a wholly owned limited liability company subsidiary of Transcept. As a result of the Merger, each share of common stock, $0.001 par value per share, of Paratek (“Paratek Common Stock”) outstanding immediately prior to the time as of which the Merger becomes effective shall be converted solely into the right to receive 0.810 of a share (the “Exchange Ratio”) of common stock, $.001 par value per share, of Transcept (“Transcept Common Stock”). The terms and conditions of the proposed Merger are set out more fully in the Agreement. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Agreement.

You have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the Company. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

We have been engaged by the Company to act as financial advisor to the Company in connection with the proposed Merger and we will receive a fee from the Company for providing such services, a substantial portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Company, the Target or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Target or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of Leerink Partners’ research departments and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Merger and other participants in the Merger that differ from the views of Leerink Partners’ investment banking personnel.

BOSTON / NEW YORK / SAN FRANCISCO

LEERINK.COM

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

(i)	a draft of the Agreement, dated June 30, 2014;

(ii)	certain financial and other business information of the Company and the Target furnished to us by the managements of the Company and the Target, respectively;

(iii)	certain periodic reports and other publicly available information regarding the Company and the Target;

(iv)	comparisons of certain publicly available financial and stock market data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Paratek; and

(v)	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and our Opinion.

In addition, we held discussions with members of senior management and representatives of the Company and Paratek concerning the matters described in clauses (ii), (iii) and (v) above, as well as the businesses and prospects of the Company and Paratek.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us, or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts and other information for the Company and Paratek that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts and other information have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the managements of the Company and Paratek as to the future financial condition and performance of the Company and Paratek and the other matters covered thereby. We express no opinion with respect to such forecasts and other information or the estimates or assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company or Paratek, nor have we been furnished with such materials. We have made no independent investigation of any legal, accounting or tax matters relating to the Company or Paratek, and have assumed the correctness of all legal, accounting and tax advice given to the Company and Paratek.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the Exchange Ratio was determined through arm’s-length negotiations between the Company and Paratek, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the expected benefits of the Merger in any way meaningful to our analysis and that all conditions to the consummation of the proposed Merger will be satisfied without waiver thereof or material alteration to the terms of the proposed Merger. We have also assumed, with your consent, that the final form of the Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed, with your consent, that any historical financial statements of the Company and Paratek reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof, there has been no material adverse change in the Company’s or the Target’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us which change has not been disclosed to us prior to the date hereof.

We do not express any opinion as to (i) the value of any employment agreement or other arrangement entered into in connection with the proposed Merger, or (ii) any tax or other consequences that might result from the proposed Merger. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Exchange Ratio or with respect to the fairness of any such compensation.

Our Opinion relates solely to the fairness of the Exchange Ratio to the Company, and our Opinion does not address the Company’s underlying business decision to proceed with or effect the Merger or any other term, aspect or implication of the proposed Merger or any other agreement or arrangement entered into in connection with the proposed Merger. We have not been requested to opine as to, and this letter and our Opinion do not in any manner address, the fairness of the Merger or the Exchange Ratio to the holders of Transcept Common Stock or of any other securities or creditors or any other constituency of the Company. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or Paratek or the ability of the Company or Paratek to pay its obligations when they come due. In addition, this letter and our Opinion do not address any legal or accounting matters, as to which we understand that the Company has obtained such advice as it has deemed necessary from qualified professionals. We are not expressing any opinion as to what the value of Transcept Common Stock actually will be when issued pursuant to the Merger or the prices at which shares of Transcept Common Stock or Paratek Common Stock may trade at any time.

Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

It is understood that this letter and our Opinion are intended for the benefit and use of the Board of Directors of the Company in its consideration of the proposed Merger. This letter and our Opinion do not constitute a recommendation of the Merger to the Board of Directors of the Company nor do they constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or otherwise.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

LEERINK PARTNERS LLC

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRANSCEPT PHARMACEUTICALS, INC.

Transcept Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

First: The name of this corporation is Transcept Pharmaceuticals, Inc. This corporation was originally incorporated as D-Novo Therapeutics, Inc. and the original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on February 27, 2001.

Second: The Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL.

Third: The text of the Amended and Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to effect a 1 for 12 reverse stock split and to read in its entirety as set forth in Exhibit A attached hereto.

Fourth: The text of the Certificate of Designations of Series A Junior Participating Preferred Stock is hereby referenced in its entirety as set forth in Exhibit B attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this      day of                     , 2014.

TRANSCEPT PHARMACEUTICALS, INC.

By:
Name:	Glenn A. Oclassen
Title:	Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRANSCEPT PHARMACEUTICALS, INC.

ARTICLE I

The name of the corporation is Transcept Pharmaceuticals, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is One Hundred Five Million (105,000,000) shares, One Hundred Million (100,000,000) shares of which shall be Common Stock and Five Million (5,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby authorized, by filing a certificate (a “Certificate of Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock; and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each one (1) share of the Corporation’s Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one-twelfth (1/12) of one share of the Corporation’s Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The NASDAQ Global Market on the date of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

ARTICLE V

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.    (1) The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

(2) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the date on which the Corporation is no longer subject to Section 2115 of the California Corporations Code (the “Qualifying Record Date”), the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders, following the Qualifying Record Date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article V(A), each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(3) Subject to the rights of the holders of any series of Preferred Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the “Voting Stock”) or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

(4) Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B.    (1) Subject to Article IX of the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal Bylaws of the Corporation. Notwithstanding the foregoing, the Bylaws of the Corporation may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of Voting Stock.

(2) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

(3) No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws, and following the Qualifying Record Date, no action shall be taken by the stockholders by written consent.

(4) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(5) Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VI

A. To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Amended and Restated Certificate of Incorporation or any Certificate of Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII.

* * * *

EXHIBIT B

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

TRANSCEPT PHARMACEUTICALS, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Transcept Pharmaceuticals, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (hereinafter called the “Board of Directors” or the “Board”) as required by Section 151 of the General Corporation Law at a meeting duly called and held on September 13, 2013.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation the Board hereby creates a series of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences, and qualifications, limitations and restrictions thereof as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred”) and the number of shares constituting the Series A Preferred shall be 1,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of this Corporation ranking prior and superior to the Series A Preferred with respect to dividends, the holders of shares of Series A Preferred, in preference to the holders of Common Stock, par value $0.001 per share (the “Common Stock”), of the Corporation, and of any other stock ranking junior to the Series A Preferred, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Preferred shall nevertheless be payable (with any such payment being within the discretion of the Board) on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty (60) days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(D) If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Preferred are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the Corporation, the holders of record of the Series A Preferred, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at such meeting of stockholders (and at each subsequent annual meeting of stockholders), unless all dividends in arrears on the Series A Preferred have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Corporation, the holders of any Series A Preferred being entitled to cast a number of votes per share of Series A Preferred as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of stockholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this Section 3(D). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the provisions of this Section 3(D) may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Preferred at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Preferred shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this Section 3(D) shall be in addition to any other voting rights granted to the holders of the Series A Preferred in this Section 3.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except dividends paid ratably on the Series A Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (both as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred, or any shares of stock ranking on a parity with the Series A Preferred, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Amended and Restated Certificate of Incorporation or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred unless, prior thereto, the holders of Series A Preferred shall have received an amount per share (the “Series A Liquidation Preference”) equal to $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock, or (ii) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except distributions made ratably on the Series A Preferred and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of Series A Preferred were entitled immediately prior to such event under the proviso in clause (i) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Preferred in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Preferred and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The Series A Preferred shall not be redeemable by the Corporation.

Section 9. Rank. The Series A Preferred shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series of any other class of the Corporation’s Preferred Stock, except to the extent that any such other series specifically provides that it shall rank on a parity with or junior to the Series A Preferred.

Section 10. Amendment. At any time any shares of Series A Preferred are outstanding, the Restated Certificate of Incorporation of the Corporation, as amended, shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred, voting separately as a single class.

Section 11. Fractional Shares. Series A Preferred may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred.

*      *      *

ANNEX E

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRANSCEPT PHARMACEUTICALS, INC.

Transcept Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

First: The name of this corporation is Transcept Pharmaceuticals, Inc. This corporation was originally incorporated as D-Novo Therapeutics, Inc. and the original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on February 27, 2001. The Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on                     , 2014 (the “Restated Certificate”).

Second: The first Article of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“ARTICLE I

The name of the corporation is Paratek Pharmaceuticals, Inc. (the “Corporation”).”

Third: The foregoing amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended Restated Certificate of Incorporation has been signed this      day of                     , 2014.

TRANSCEPT PHARMACEUTICALS, INC.

By:
Name:	Glenn A. Oclassen
Title:	Chief Executive Officer

E-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Transcept amended and restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. The Transcept amended and restated certificate of incorporation and bylaws provide that Transcept shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Transcept entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Transcept has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Transcept against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusion.

Pursuant to the terms of the Merger Agreement, for six years from the effective time of the merger, Transcept must indemnify each individual who is at the effective date of the merger a director or officer of Transcept against claims, costs and damages incurred as a result of such director or officer serving as a director or officer of Transcept, to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of such claims, provided that such person provides an undertaking required by applicable law to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. Transcept must also purchase an insurance policy, effective as of the closing of the merger, on terms and conditions and with coverage limits customary for public companies similarly situated to Transcept and Paratek must maintain, for six years following the closing of the merger, the current directors’ and officers’ liability insurance policies maintained by Paratek prior to the closing of the merger.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 is set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Point Richmond, State of California, on the 29th day of September, 2014.

Transcept Pharmaceuticals, Inc.

By:	/s/ Glenn A. Oclassen
Glenn A. Oclassen Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Glenn A. Oclassen Glenn A. Oclassen	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 29, 2014

/s/ Leone D. Patterson Leone D. Patterson	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	September 29, 2014

* Thomas J. Dietz, Ph.D.	Director	September 29, 2014

* Thomas D. Kiley	Director	September 29, 2014

*	Director	September 29, 2014
Matthew M. Loar

*	Director	September 29, 2014
Jake R. Nunn

*	Lead Independent Director	September 29, 2014
G. Kirk Raab

*	Director	September 29, 2014
Frederick J. Ruegsegger

*BY:	/s/ Glenn Oclassen
Glenn Oclassen Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014, by and among Transcept Pharmaceuticals, Inc., Tigris Merger Sub, Inc., Tigris Acquisition Sub, LLC and Paratek Pharmaceuticals, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2	Form of Support Agreement between Transcept Pharmaceuticals, Inc. and certain stockholders of Paratek Pharmaceuticals, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3	Form of Support Agreement between Paratek Pharmaceuticals, Inc. and certain stockholders of Transcept Pharmaceuticals, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of Transcept Pharmaceuticals, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

3.2	Amended and Restated Bylaws of Transcept Pharmaceuticals, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Transcept Pharmaceuticals, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2013).

4.1	Specimen Common Stock certificate of Transcept Pharmaceuticals, Inc. (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

4.2	Form of Preferred Stock Purchase Warrant issued to certain TPI investors as of March 21, 2005 (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

4.3	Preferred Stock Purchase Warrant issued by TPI to Hercules Technology Growth Capital, Inc., dated as of April 13, 2006 (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

4.4	2005 Amended and Restated Investor Rights Agreement, dated as of December 21, 2005, by and between Novacea, Inc. and purchasers of Series A, Series B and Series C Preferred Stock (incorporated by reference from the Registration Statement on Form S-1, Securities and Exchange Commission file number 333-131741, filed on February 10, 2006).

4.5	Amended and Restated Investor Rights Agreement, dated as of February 27, 2007, by and between TPI and purchasers of TPI Series A, Series B, Series C and Series D Preferred Stock (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2010).

4.6	Termination Agreement, dated as of January 26, 2009, by and between TPI and purchasers of TPI Series A, Series B, Series C and Series D Preferred Stock (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2010).

4.7	Tax Benefit Preservation Plan, dated as of September 13, 2013, between Transcept Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC and related documents (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2013).

Exhibit Number	Description of Document

5.1	Opinion of Latham & Watkins LLP regarding the validity of the securities.

8.1	Opinion of Latham & Watkins LLP regarding tax matters.

8.2	Opinion of Pepper Hamilton LLP regarding tax matters.

10.1#	Novacea, Inc. 2001 Stock Option Plan and forms of agreements relating thereto (incorporated by reference from the Registration Statement on Form S-1, Securities and Exchange Commission file number 333-131741, filed on February 10, 2006).

10.2#	Novacea, Inc. 2006 Equity Incentive Plan, as amended and restated (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2010).

10.3#	Form of Option Agreement under 2006 Incentive Award Plan (incorporated by reference from the Registration Statement on Form S-8, Securities and Exchange Commission file number 333-172041, filed on February 3, 2011).

10.4#	TPI Amended and Restated 2002 Stock Option Plan and forms of agreements relating thereto (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

10.5#	Transcept Pharmaceuticals, Inc. 2009 Employee Stock Purchase Plan (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2009).

10.6	Loan and Security Agreement, by and between Transcept Pharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated as of April 13, 2006 (incorporated by reference from the Registration Statement on Form S-1, Securities and Exchange Commission file number 333-131741, filed on February 10, 2006).

10.7	Secured Promissory Note issued to Hercules Technology Growth Capital, Inc., dated as of May 31, 2006 (incorporated by reference from the Registration Statement on Form S-1, Securities and Exchange Commission file number 333-131741, filed on February 10, 2006).

10.8	Lease, by and between TPI and Point Richmond R&D Associates, L.P., dated as of February 22, 2006 (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

10.9	First Amendment to Lease, by and between TPI and Point Richmond R&D Associates, L.P., dated as of June 27, 2007 (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

10.10	Second Amendment to Lease, by and between Transcept Pharmaceuticals, Inc. and Point Richmond R&D Associates, L.P., dated as of February 20, 2009 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009).

10.11	Third Amendment to Lease, by and between Transcept Pharmaceuticals, Inc. and Point Richmond R&D Associates, L.P., dated as of March 6, 2013 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013).

10.12	Fourth Amendment to Lease, by and between Transcept Pharmaceuticals, Inc. and Point Richmond R&D Associates, L.P., dated as of February 18, 2014 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2014).

10.13	Lease, by and between Transcept and Point Richmond R&D Associates II, LLC, dated as of February 20, 2009 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009).

Exhibit Number	Description of Document

10.14#	Offer Letter dated May 29, 2012, by and between Transcept Pharmaceuticals, Inc. and John Kollins (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2010).

10.15#	Fourth Amended and Restated Director Equity Compensation Policy (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013).

10.16#	Offer Letter dated May 22, 2012, by and between Transcept Pharmaceuticals, Inc. and Leone Patterson (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2012).

10.17#	Form of Indemnification Agreement for officers and non-institutional investor affiliated directors (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2009).

10.18#	Form of Indemnification Agreement for institutional investor affiliated directors (incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2009).

10.19#	Amended and Restated Change of Control and Severance Benefits Agreement by and between Transcept Pharmaceuticals, Inc. and Glenn A. Oclassen dated November 11, 2013 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2014).

10.20#	Amended and Restated Change of Control and Severance Benefits Agreement by and between Transcept Pharmaceuticals, Inc. and Nikhilesh Singh, Ph.D. dated July 15, 2013 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013).

10.21#	Amended and Restated Change of Control and Severance Benefits Agreement by and between Transcept Pharmaceuticals, Inc. and Thomas P. Soloway dated July 15, 2013 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013).

10.22#	Amended and Restated Change of Control and Severance Benefits Agreement, by and between Transcept Pharmaceuticals, Inc. and John Kollins dated July 15, 2013 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013).

10.23#	Amended and Restated Change of Control and Severance Benefits Agreement, by and between Transcept Pharmaceuticals, Inc. and Leone Patterson dated November 11, 2013 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2014).

10.24†	United States License and Collaboration Agreement by and between Transcept Pharmaceuticals, Inc. and Purdue Pharmaceutical Products L.P. dated July 31, 2009 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009).

10.25†	First Amendment to the United States License and Collaboration Agreement by and between Transcept Pharmaceuticals, Inc. and Purdue Pharmaceutical Products L.P. dated November 1, 2011 (incorporated by reference from the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2012).

10.26†	Letter agreement by and between Transcept Pharmaceuticals, Inc. and Purdue Pharmaceutical Products L.P. dated July 31, 2009 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009).

Exhibit Number	Description of Document

10.27†	Letter agreement by and between Transcept Pharmaceuticals, Inc. and LP Clover Limited dated July 31, 2009 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009).

10.28†	License Agreement by and between Transcept Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. effective September 24, 2013 (incorporated by reference from the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013).

21.1*	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to Transcept Pharmaceuticals, Inc.

23.2	Consent of CohnReznick LLP, Independent Registered Public Accounting Firm to Paratek Pharmaceuticals, Inc.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto).

23.4	Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto).

23.5	Consent of Pepper Hamilton LLP (included in Exhibit 8.2 hereto).

24.1*	Power of attorney (included on the signature page to this Registration Statement filed on Form S-4 on August 29, 2014).

99.1	Form of Proxy Card for the Transcept Pharmaceuticals, Inc. Special Meeting of Stockholders.

99.2*	Opinion of Leerink Partners LLC, financial advisor to Transcept Pharmaceuticals, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3*	Consent of Leerink Partners LLC, financial advisor to Transcept Pharmaceuticals, Inc.

99.4(a)	Proposed Amended and Restated Certificate of Incorporation of Transcept Pharmaceuticals, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.4(b)	Proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Transcept Pharmaceuticals, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5*	Consent of Michael F. Bigham to be named as director.

99.6*	Consent of Evan Loh, M.D. to be named as director.

99.7*	Consent of Robert Radie to be named as director.

99.8*	Consent of Richard J. Lim to be named as director.

99.9*	Consent of Jeffrey Stein, Ph.D. to be named as director.

101	The following materials from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Registrant’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Condensed Consolidated Balance Sheets at June 30, 2014 and December 31, 2013, (ii) Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2014 and 2013, (iii) Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2014 and 2013 and (iv) Notes to Condensed Consolidated Financial Statements.

*	Previously filed.
#	Indicates a management contract or compensatory plan, contract or arrangement.
†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.